Use these links to rapidly review the document

Annex C—Liberty Entertainment, Inc., LMC Entertainment and Liberty Media Corporation Financial Statements
Annex D—Holdings and DIRECTV Financial Information
TABLE OF CONTENTS 4

Information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Subject to completion, dated August 27, 2009

LIBERTY MEDIA CORPORATION 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400

[                        ], 2009

Dear Stockholder:

        You are cordially invited to a special meeting of stockholders of Liberty Media Corporation's (Liberty Media) Series A Liberty Entertainment common stock (LMDIA) and Series B Liberty Entertainment common stock (LMDIB) to be held at [            ] a.m., local time, on [                                    ], 2009, at [                                    ] , telephone [(            )             -                        ]. A notice of the special meeting, a proxy card, and a proxy statement/prospectus containing important information about the matters to be acted on at the special meeting accompany this letter.

        At the special meeting, you will be asked to consider and vote on a proposal (the redemption proposal) which would allow Liberty Media to redeem 0.9 of each outstanding share of Liberty Entertainment common stock for 0.9 of a share of the corresponding series of common stock of a newly formed, wholly owned subsidiary of Liberty Media, Liberty Entertainment, Inc. (LEI). LEI would hold Liberty Media's 57% interest in The DIRECTV Group, Inc. (DIRECTV), a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in Game Show Network, LLC and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. All of the businesses, assets and liabilities currently attributed to Liberty Media's Entertainment Group that are not held by LEI would remain with Liberty Media and continue to be attributed to the Entertainment Group. These assets consist primarily of a 100% interest in Starz Entertainment LLC and cash and cash equivalents, which will be tracked by the shares of Liberty Entertainment common stock that are not redeemed. Cash will be paid in lieu of any fractional shares. We refer to the redemption and the resulting separation of LEI from Liberty Media pursuant to the redemption as the Split-Off.

        Additionally, at the special meeting, holders of Liberty Entertainment common stock, exclusive of shares beneficially owned by John C. Malone, Chairman of the Board of Liberty Media, certain affiliated persons of Mr. Malone and the other directors and officers of Liberty Media (all holders of Liberty Entertainment common stock other than such excluded persons, the disinterested holders of Liberty Entertainment common stock), will be asked to consider and vote on a series of proposals (the transaction proposals) pursuant to which, among other things, (i) LEI and DIRECTV will become wholly owned subsidiaries of a new parent company (Holdings), (ii) Mr. Malone and certain related persons will contribute each of their shares of LEI Series B common stock to Holdings for 1.11111 shares of Holdings Class B common stock (subject to adjustment), (iii) each other share of LEI Series A or Series B common stock will be exchanged for 1.11111 shares of Holdings Class A common stock (subject to adjustment); and (iv) each share of DIRECTV common stock will be exchanged for one share of Holdings Class A common stock. Cash will be paid in lieu of fractional shares. Each share of Holdings Class A common stock will entitle the holder to one vote per share, and each share of Holdings Class B common stock will entitle the holder to 15 votes per share and to certain limited consent rights. As a result of these transactions (the DTV Business Combination), the former LEI stockholders will own approximately 55% of the outstanding Holdings common stock, which will entitle them in the aggregate to approximately 66% of the voting power of Holdings, with the former DIRECTV stockholders owning the remaining equity and voting interests in Holdings. The completion of the Split-Off is a condition to the completion of the DTV Business Combination, but the DTV Business Combination is not a condition to the completion of the Split-Off.

        The approval of the transaction proposals is not required by either the terms of Liberty Media's charter or by Delaware law. Liberty Media has decided, however, that it is appropriate to seek the approval of the transaction proposals, and has contractually agreed with DIRECTV to seek the approval, in order to ensure that the disinterested holders of Liberty Entertainment common stock have the power to determine whether the various transactions contemplated by the transaction proposals are acceptable to them. In addition, Liberty Media believes the ratification of the transactions by the disinterested holders of Liberty Entertainment common stock will have certain substantive and procedural effects under Delaware law.

        As of July 31, 2009, there were outstanding 495,026,383 shares of LMDIA and 23,697,987 shares of LMDIB. Based on the number of shares of Liberty Entertainment common stock outstanding on that date, LEI expects to issue up to 445,523,744 shares of its Series A common stock and 21,328,188 shares of its Series B common stock in the Split-Off; and Liberty Media expects up to 49,502,638 shares of LMDIA and 2,369,798 shares of LMDIB to remain outstanding immediately following the Split-Off. Based on the foregoing and the number of outstanding shares of DIRECTV common stock on August 21, 2009, Holdings expects to issue up to 916,982,894 shares of its Class A common stock and 21,806,138 shares of its Class B common stock in the DTV Business Combination (assuming no adjustment to the exchange ratios described above).

        LEI expects to list its Series A common stock and Series B common stock on the Nasdaq Global Select Market under the existing symbols "LMDIA" and "LMDIB", respectively. If, however, the DTV Business Combination is completed immediately following the Split-Off, LEI will be acquired by Holdings and the LEI common stock will be exchanged for Holdings common stock before ever trading in the public market. If the Split-Off is completed, Liberty Media expects to redesignate LMDIA as Series A Liberty Starz common stock and LMDIB as Series B Liberty Starz common stock and to list these shares on the Nasdaq Global Select Market under the symbols "LSTZA" and "LSTZB", respectively. Holdings expects to list its Class A common stock on the Nasdaq Global Select Market under DIRECTV's current symbol "DTV." The Class B common stock of Holdings will not be listed on any stock exchange or automated dealer quotation system.

        The Liberty Media board has approved and declared advisable the redemption proposal and each of the transaction proposals (together with a related proposal that would permit Liberty Media to adjourn the special meeting to solicit further proxies), and the transactions contemplated by each of them, and recommends that the holders of LMDIA and LMDIB vote "FOR" each of these proposals.

        Your vote is important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented.

        Thank you for your cooperation and continued support and interest in Liberty Media.

Very truly yours,
Gregory B. Maffei President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Split-Off or the DTV Business Combination, any of the proposals or the securities being offered in the Split-Off and DTV Business Combination or has passed upon the merits or fairness of the Split-Off or DTV Business Combination, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        Investing in the securities of LEI or Holdings involves risks. See "Risk Factors" beginning on page 51.

        The accompanying proxy statement/prospectus is dated [                        ], 2009 and is first being mailed on or about [                        ], 2009 to the stockholders of record as of 5:00 p.m., New York City time, on [                        ] , 2009.

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus or other information about the companies that is filed with the Securities and Exchange Commission (the SEC) under the Securities and Exchange Act of 1934, as amended (the Exchange Act), by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about Liberty Media or LEI:		For information about DIRECTV or Holdings:
By Mail:	Liberty Media Corporation/ Liberty Entertainment, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 Attention: Office of Investor Relations	By Mail:	The DIRECTV Group, Inc./ DIRECTV 2230 East Imperial Highway El Segundo, California 90245 Attention: Office of Investor Relations
By Telephone:	(720) 875-5408	By Telephone:	(310) 964-0808

        IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY [    •    ], 2009 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

        For additional information on documents incorporated by reference in this proxy statement/prospectus, please see "Additional Information—Where You Can Find More Information."

LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be Held on [                        ], 2009

        NOTICE IS HEREBY GIVEN of the special meeting of holders of Liberty Media Corporation's (Liberty Media) Series A Liberty Entertainment common stock, par value $0.01 per share (LMDIA), and Series B Liberty Entertainment common stock, par value $0.01 per share (LMDIB), to be held at [        ] a.m., local time, on [                        ], 2009, at the [                        ], telephone [(      )         -        ], to consider and vote on:

  1.
  A proposal (the redemption proposal) to allow Liberty Media to redeem a portion of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of Liberty Entertainment, Inc. (LEI), which would hold Liberty Media's 57% interest in The DIRECTV Group, Inc. (DIRECTV), a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in Game Show Network, LLC and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. We refer to the redemption and the resulting separation of LEI from Liberty Media pursuant to the redemption as the Split-Off.

  2.
  The following three, related transaction proposals:

  •
  A proposal (the minority redemption proposal) to approve (i) the Split-Off and (ii) the transactions contemplated thereby (including the transactions contemplated by a reorganization agreement to be entered into between Liberty Media and LEI).

  •
  A proposal (the merger proposal) to approve (i) the Agreement and Plan of Merger, dated as of May 3, 2009, and as amended on July 29, 2009 (the Merger Agreement), by and among Liberty Media, LEI, DIRECTV and the other parties named therein pursuant to which, among other things, LEI and DIRECTV would become wholly owned subsidiaries of a new parent company (which we refer to as Holdings) named "DIRECTV," and (ii) the transactions contemplated thereby (including the merger of a wholly owned subsidiary of Holdings with and into LEI).

  •
  A proposal (the contribution proposal) to approve (i) the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, and as amended on July 29, 2009 (the Malone Agreement), pursuant to which, among other things, John C. Malone, Leslie Malone and certain trusts in favor of their children (collectively, the Malones) would receive shares of Holdings Class B common stock in exchange for their shares of LEI Series B common stock, and (ii) the transactions contemplated thereby.

    We refer to the transactions contemplated by the Merger Agreement and the Malone Agreement as the DTV Business Combination and the Split-Off together with the DTV Business Combination as the Transactions.

  3.
  A proposal (the adjournment proposal) to authorize the adjournment of the special meeting by Liberty Media to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve the transaction proposals in accordance with the Merger Agreement.

v

        Liberty Media encourages you to read the accompanying proxy statement/prospectus in its entirety before voting, including the following annexes hereto: Annex B—Form of LEI's proposed amended and restated certificate of incorporation (the LEI restated charter); Annex E—Merger Agreement; Annex F—Malone Agreement; and Annex G—Form of Holdings' proposed amended and restated certificate of incorporation (the Holdings charter).

        Holders of record of LMDIA and LMDIB, in each case, outstanding as of 5:00 p.m., New York City time, on July 31, 2009, the record date for the special meeting, will be entitled to notice of the special meeting and to vote at the special meeting or any adjournment or postponement thereof. The proposals described above require the following stockholder approvals:

  •
  The redemption proposal requires the approval by holders of record, as of the record date, of a majority of the aggregate voting power of the shares of Liberty Entertainment common stock that are present (in person or by proxy) and entitled to vote at the special meeting, voting together as a single class.

  •
  Each of the transaction proposals requires the approval by the holders of record, as of the record date, voting together as a separate class, of a majority of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock, excluding all shares of Liberty Entertainment common stock beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone or any director or officer of Liberty Media.

  •
  The adjournment proposal requires the approval by holders of record, as of the record date, of a majority of the aggregate voting power of the shares of Liberty Entertainment common stock that are present (in person or by proxy) and entitled to vote at the special meeting, voting together as a single class.

        Each of the minority redemption proposal, the merger proposal and the contribution proposal is dependent on the other, and the DTV Business Combination will not be implemented unless they are all approved at the special meeting. The Split-Off is conditioned on the receipt of the requisite approval of the redemption proposal but not on the receipt of the requisite approval of any of the transaction proposals, including the minority redemption proposal. The DTV Business Combination is conditioned on the receipt of the requisite approval of each of the transaction proposals and the completion of the Split-Off.

        The Liberty Media board of directors has approved and declared advisable each enumerated proposal, and recommends that the holders of LMDIA and LMDIB vote "FOR" each of them.

        Votes may be cast in person or by proxy at the special meeting or prior to the meeting by telephone or via the Internet.

        A list of stockholders entitled to vote at the special meeting will be available at Liberty Media's offices in Englewood, Colorado for review by its stockholders for any purpose germane to the special meeting, for at least 10 days prior to the special meeting.

        YOUR VOTE IS IMPORTANT.    Liberty Media urges you to vote as soon as possible by telephone, Internet or mail.

By order of the board of directors,
Pamela L. Coe Vice President, Deputy General Counsel and Secretary

Englewood, Colorado
[                        ], 2009

ANNEX C:	LEI, LMC Entertainment and Liberty Media Financial Statements
	Liberty Entertainment, Inc.	C-3
	Management's Discussion and Analysis of Financial Condition and Results of Operations	C-3
	Condensed Pro Forma Combined Financial Statements (unaudited)	C-16
LMC Entertainment
	Audited Financial Statements	C-35
Liberty Media Corporation
	Condensed Pro Forma Combined Financial Statements (unaudited)	C-65
	Pro Forma Attributed Financial Information for Tracking Stock Groups (unaudited)	C-75
ANNEX D:	Holdings and DIRECTV Financial Information
Holdings
	Proforma Condensed Combined Financial Statements	D-2
DIRECTV
	Management's Discussion and Analysis of Financial Condition and Results of Operations—Six months ended June 30, 2009 and 2008	D-11
	Historical Consolidated Financial Statements—Six months ended June 30, 2009 and 2008	D-12
	Management's Discussion and Analysis of Financial Condition and Results of Operations—Years ended December 31, 2008, 2007 and 2006	D-55
	Historical Consolidated Financial Statements—Years ended December 31, 2008, 2007 and 2006	D-80
ANNEX E:	Agreement and Plan of Merger, dated as of May 3, 2009, by and among Liberty Media, LEI, DIRECTV, Holdings and the other parties named therein, as amended on July 29, 2009	E-1
ANNEX F:	Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among DIRECTV, Holdings, John C. Malone and the other parties named therein, as amended on July 29, 2009	F-1
ANNEX G:	Form of Amended and Restated Certificate of Incorporation of Holdings	G-1
ANNEX H:	Fairness Opinion of Goldman, Sachs & Co. dated as of May 3, 2009	H-1

x

QUESTIONS AND ANSWERS

        The questions and answers below highlight only selected information about the special meeting and how to vote your shares. You should read carefully the entire proxy statement/prospectus, including the Annexes and the additional documents incorporated by reference herein, to fully understand the proposals being considered at the special meeting.

Q:
When and where is the special meeting?

A:
The special meeting will be held at [        ] a.m., local time, on [                        ], 2009 at the [                        ], telephone [(      )       -        ].

Q:
What is the record date for the special meeting?

A:
The record date for the special meeting is 5:00 p.m., New York City time, on July 31, 2009.

Q:
What is the purpose of the special meeting?

A:
To consider and vote on each of the redemption proposal and the adjournment proposal and each of the transaction proposals.

Q:
What is the proposed Split-Off for which holders of Liberty Entertainment common stock are being asked to vote?

A:
In accordance with the terms of Liberty Media's charter, the Liberty Media board has determined, subject to receipt of stockholder approval at the special meeting and the satisfaction of certain other conditions, to redeem 90% of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of common stock of LEI, a wholly owned subsidiary of Liberty Media which has been formed in contemplation of the Split-Off. At the time of the Split-Off, LEI would hold Liberty Media's 57% interest in DIRECTV, a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in Game Show Network, LLC and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. (The foregoing cash amount increased from the previously disclosed $30 million to $50 million as a result of recent exercises of LMDIA options, a portion of the aggregate exercise prices of which will be retained for the benefit of LEI pursuant to the Merger Agreement.) All of the businesses, assets and liabilities currently attributed to Liberty Media's Entertainment Group that are not held by LEI at the time of the Split-Off would remain with Liberty Media and continue to be attributed to the Entertainment Group. These assets consist primarily of a 100% interest in Starz Entertainment LLC and cash and cash equivalents. For more information, see "Summary—The Split-Off", "Special Factors" and "The Split-Off" below.

Q:
What is the proposed DTV Business Combination for which holders of Liberty Entertainment common stock are being asked to vote?

A:
LEI and Liberty Media have entered into the Merger Agreement with DIRECTV, Holdings and two transitory wholly owned merger subsidiaries of Holdings, pursuant to which, among other things, following the Split-Off and subject to the satisfaction of certain conditions, LEI and DIRECTV would each merge with one of the transitory merger subsidiaries of Holdings and become wholly owned subsidiaries of Holdings. Upon completion of the merger to which LEI is a party (the LEI Merger) and the merger to which DIRECTV is a party (the DIRECTV Merger, and together with the LEI Merger, the Mergers) in accordance with the Merger Agreement, Holdings will become an independent, publicly-traded company. In connection with the Merger Agreement, the Malones have entered into the Malone Agreement, pursuant to which, among other things, the Malones will receive shares of Holdings Class B common stock in exchange for their shares of LEI

  Series B common stock (the Malone Contribution). All other holders of LEI Series A common stock and LEI Series B common stock will receive shares of Holdings Class A common stock in the Mergers. For more information, see "Summary—DTV Business Combination", "Special Factors" and "DTV Business Combination" below. The sole stockholder of LEI prior to the Split-Off voted in favor of the adoption of the Merger Agreement and the transactions contemplated thereby at a meeting of the sole stockholder of LEI.

  You are also being asked to vote to authorize the adjournment of the special meeting by Liberty Media, to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve the transaction proposals in accordance with the Merger Agreement.

Q:
What will the holders of Liberty Entertainment common stock receive as a result of the Split-Off?

A:
If the Split-Off is effected on the redemption date, (i) 0.9 of each outstanding share of LMDIA will be redeemed for 0.9 of a share of LEI Series A common stock, and 0.1 of each share of LMDIA will remain outstanding as Liberty Entertainment common stock; and (ii) 0.9 of each outstanding share of LMDIB will be redeemed for 0.9 of a share of LEI Series B common stock, and 0.1 of each share of LMDIB will remain outstanding as Liberty Entertainment common stock, subject, in each case, to the payment of cash in lieu of any fractional shares. By way of example, a holder of 100 shares of LMDIA would receive 90 shares of LEI Series A common stock in redemption for 90 shares of LMDIA and would retain the remaining 10 shares of LMDIA, while a holder of 100 shares of LMDIB would receive 90 shares of LEI Series B common stock in redemption for 90 shares of LMDIB and would retain the remaining 10 shares of LMDIB.

  There are a number of differences between the terms of the LEI common stock and the terms of the Liberty Entertainment common stock to be redeemed in exchange therefor, including those relating to the tracking stock nature of the Liberty Entertainment common stock, certain limited consent rights applicable to the LEI Series B common stock, certain enhanced supermajority voting rights of the stockholders, and the possibility that shares of LEI common stock may be treated as excess shares that are transferred to a trust for the benefit of a charity in order to prevent transfers which could cause potential adverse tax effects relating to the Split-Off. See "Description of Common Stock and Comparison of Stockholder Rights" for more information on these differences.

Q:
What will the holders of LEI common stock receive as a result of the DTV Business Combination?

  If the DTV Business Combination is completed, (i) in accordance with the Malone Agreement, each outstanding share of LEI Series B common stock held by the Malones will be exchanged for 1.11111 shares of Class B common stock of Holdings; (ii) each outstanding share of LEI Series A common stock (other than those owned by LEI or Holdings) will be exchanged for 1.11111 shares of Class A common stock of Holdings; and (iii) each outstanding share of LEI Series B common stock (other than those owned by LEI or Holdings) will be exchanged for 1.11111 shares of Class A common stock of Holdings, in each case, subject to adjustment (the LEI Exchange Ratio) and the payment of cash in lieu of fractional shares. The LEI Exchange Ratio will be adjusted to reflect (i) changes in the number of outstanding shares of Liberty Entertainment common stock from March 1, 2009 through the completion of the Split-Off and LEI common stock from the completion of the Split-Off through the completion of the LEI Merger and (ii) certain grants of incentive awards during that period. See "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger—LEI Exchange Ratio" below for more information, including an example calculation of the LEI Exchange Ratio.

  Any shares of Holdings common stock received in exchange for LEI Excess Shares in the LEI Merger will be deemed Holdings excess shares and subject to the excess share provisions of the Holdings charter.

  There are a number of differences between the terms of the LEI common stock and the terms of the Holdings common stock to be exchanged therefor in the LEI Merger, including the number of votes attributable to Holdings high-vote stock, certain limited consent rights applicable to the Holdings Class B common stock, Holdings' redemption right with respect to certain shares of Holdings Class B common stock, the requirement that the holders of the Holdings Class B common stock receive per share consideration in any business combination that is not less than the per share consideration received by the holders of the Holdings Class A common stock, and the automatic conversion feature of the Holdings Class B common stock. See "Description of Common Stock and Comparison of Stockholder Rights" for more information on these differences.

  Also, if the DTV Business Combination is completed, each outstanding share of DIRECTV common stock (other than those owned by DIRECTV or LEI) will be exchanged for one share of Class A common stock of Holdings.

Q:
Why are the Malones receiving shares of high-vote Holdings common stock?

A:
In order to induce the Malones to execute the Malone Agreement in which they agreed to vote their shares of LMDIA and LMDIB in favor of the Split-Off and against any transaction that competes with the DTV Business Combination and agreed to certain significant restrictions on their shares of Holdings common stock, DIRECTV agreed to create a dual class capital structure at Holdings, similar to the dual class capital structure at LEI. As a result, immediately prior to the Mergers, the Malones will exchange all of their shares of LEI Series B common stock, representing 92% of the outstanding shares of LEI Series B common stock, for shares of Holdings Class B common stock at the LEI Exchange Ratio. After the Malone Contribution, all of the remaining outstanding shares of LEI Series A and Series B common stock (other than those owned by LEI or Holdings) and DIRECTV common stock (other than those owned by DIRECTV or LEI) will be exchanged for shares of Holdings Class A common stock in the Mergers.

The Holdings Class B common stock carries 15 votes per share and provides for class consent rights with respect to (i) certain share distributions (including distributions of convertible securities of Holdings) of voting securities on Holdings Class C common stock and certain share distributions (including distributions of convertible securities of Holdings) pursuant to which the holders of Holdings Class B common stock would receive voting securities with lesser relative voting rights than those of the Holdings Class B common stock, (ii) certain charter amendments and certain recapitalizations and reclassifications pursuant to which the holders of Holdings Class C common stock would receive voting securities or the holders of Holdings Class B common stock would receive voting securities with lesser voting rights than those of the Holdings Class B common stock, and (iii) certain charter amendments, including amendments relating to the consent rights of the holders of the Holdings Class B common stock, the voting rights of the Holdings common stock, the terms for the automatic conversion of Holdings Class B common stock into Holdings Class A common stock, the terms of distributions or dividends (including share distributions), the requirement that the corporation reclassify the Holdings common stock on an equal per share basis, the exemption of the Malones and certain transferees from the terms of the provisions relating to excess shares, the terms requiring that the consideration received in certain corporate transactions by holders of Holdings Class B common stock to not be less than the consideration received by the holders of Holdings Class A common stock, Holdings' right to redeem the Holdings Class B common stock upon the death of Mr. Malone, and the terms for any liquidation, dissolution or winding-up of Holdings, except that no consent of the Holdings Class B common stock will be required for Holdings to enter into certain transactions with non-affiliates of Holdings, regardless of whether such transactions would result in any amendment or change described in clauses (ii) or (iii) above. As the Malones will be the only holders of Holdings Class B common stock, these consent rights coupled with the approximately 24.2% aggregate voting power of Holdings common stock held by the Malones will provide them with significant influence over the business and affairs of Holdings.

Q:
Why are the Malones the only holders of LEI Series B common stock to receive shares of high-vote Holdings common stock in the DTV Business Combination?

A:
Mr. Malone, in his capacity as a stockholder and on behalf of the other Malones, was willing to enter into the Malone Agreement described above if he and the other Malones received high-vote stock in the DTV Business Combination. Although DIRECTV was willing to issue high-vote stock in the DTV Business Combination, it required that all recipients of Holdings high-vote stock in the LEI Merger be subject to significant restrictions on their shares similar to those to which the Malones agreed to be subject (other than the voting obligations), in order to assist in the preservation of the tax-free treatment of the transactions and to enable Holdings over time to reduce the number of outstanding Holdings Class B shares. These restrictions include a lock-up, which includes a prohibition against having substantial negotiations with a person regarding a sale or purchase of shares, for one year following the Split-Off and a right of first refusal in favor of Holdings thereafter. Liberty Media believed it would be inappropriate to subject the public holders of the LEI Series B shares to these restrictions, and the parties believed that, in any event, it would be impracticable to negotiate such restrictions with or enforce such restrictions on the public stockholders. Accordingly, it was decided that the Malones will be the only holders of LEI Series B shares to receive Holdings Class B shares in the DTV Business Combination.

Q:
Where will LEI common stock and Holdings common stock trade?

A:
LEI expects to list its Series A common stock and Series B common stock on the Nasdaq Global Select Market under the Liberty Entertainment tracking stocks' existing symbols "LMDIA" and "LMDIB", respectively. If, however, the DTV Business Combination is completed immediately following the Split-Off, LEI will be acquired by Holdings and the LEI common stock will be exchanged for Holdings common stock before it ever trades in the public market. Following the Split-Off, Liberty Media expects to redesignate LMDIA as Series A Liberty Starz common stock and LMDIB as Series B Liberty Starz common stock (the redesignation) and to list these shares on the Nasdaq Global Select Market under the symbols "LSTZA" and "LSTZB", respectively. DIRECTV expects to list the Holdings Class A common stock on the Nasdaq Global Select Market, following the Mergers, under the symbol "DTV." The Class B common stock of Holdings will not be listed on any stock exchange or automated dealer quotation system.

Q:
What stockholder vote is required to approve each of the proposals?

A:
Each of the redemption proposal and the adjournment proposal requires the approval by holders of record, as of the record date, of a majority of the aggregate voting power of the shares of Liberty Entertainment common stock that are present (in person or by proxy) and entitled to vote at the special meeting, voting together as a single class. The approval of the redemption proposal is required by the terms of Liberty Media's charter. Each of the transaction proposals requires the approval by the holders of record, as of the record date, voting together as a separate class, of a majority of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock, excluding all shares of Liberty Entertainment common stock beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone or any director or officer of Liberty Media

  (all holders of Liberty Entertainment common stock other than such excluded persons, the disinterested holders of Liberty Entertainment common stock). The approval of the transaction proposals is not required by either the terms of Liberty Media's charter or by Delaware law, but is a contractual obligation under the terms of the Merger Agreement and is intended by Liberty Media to have certain effects under Delaware law as described in the following two questions-and-answers and elsewhere in this proxy statement/prospectus. If any of the three transaction proposals is not approved, then the DTV Business Combination will not be completed. The receipt of the requisite approvals of each of the redemption proposal and each of the transaction proposals, as described above, are collectively referred to as the Liberty Stockholder Approval.

  As of 5:00 p.m., New York City time, on July 31, 2009, the record date for the special meeting, Liberty Media's directors and executive officers beneficially owned approximately 36.4% of the total voting power of the outstanding shares of Liberty Entertainment common stock. Liberty Media has been informed that all of its executive officers and directors (including Mr. Malone) beneficially owning shares of Liberty Entertainment common stock representing in the aggregate approximately 36.4% of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock, as of July 31, 2009, will vote "FOR" each of the redemption proposal and the adjournment proposal. These persons are not entitled to vote on any of the transaction proposals.

Q:
Why is Liberty Media asking for only certain holders of Liberty Entertainment common stock to vote on the transaction proposals?

A:
The approval of the transaction proposals is not required by either the terms of Liberty Media's charter or by Delaware law. Liberty Media has decided, however, that it is appropriate to seek the approval of the transaction proposals, and has contractually agreed to seek the approval in the Merger Agreement, in order to ensure that the disinterested holders of Liberty Entertainment common stock have the power to determine whether the various transactions contemplated by the transaction proposals are acceptable to them. In addition, Liberty Media believes the ratification of the Transactions by the disinterested holders of Liberty Entertainment common stock will have certain substantive and procedural effects under Delaware law, as described below.

Q:
What is the effect of the approval of the transaction proposals by the disinterested holders of Liberty Entertainment common stock?

A:
Liberty Media believes that the approval of each of the transaction proposals by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock should constitute ratification of the transactions contemplated by the transaction proposals. Ratification is an expression of approval by the stockholders of one or more matters for which their approval is not necessarily required as a matter of law. In general, ratification by stockholders may be effective to approve actions taken by a corporation and its board of directors, even if the actions are challenged by some of the stockholders, provided that such actions are not against public policy (such as actions involving waste, fraud, or similar egregious conduct). The Delaware case law relating to the legal effect of stockholder ratification and whether the doctrine of stockholder ratification will be applicable to the transaction proposals is not entirely clear. Recent Delaware case law suggests that the ability of stockholder ratification to extinguish claims may be available only in limited circumstances. That recent case law also suggests that the doctrine of stockholder ratification is not applicable if the stockholder vote approving the particular transaction is a vote required under Delaware law or a corporation's charter to authorize the transaction.

  Because the approval of the transaction proposals by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock is not so required, Liberty Media believes that the approval of the transaction proposals will have certain beneficial effects under Delaware law. If any holder of Liberty Media common stock commences litigation against Liberty Media or its directors challenging the fairness of these transactions to the holders of the Liberty Entertainment common stock or alleging any deficiency or breach of fiduciary duty in the process of developing the terms of these transactions or in the consideration or approval of these transactions by the Liberty Media board of directors, Liberty Media believes that approval of each of the transaction proposals (including the transactions contemplated thereby) by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock would be evidence in any such litigation of the fairness of the transactions contemplated by the transaction proposals. In addition, Liberty Media believes that approval of each of the transaction proposals (including the transactions contemplated thereby) by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock would also have additional substantive and procedural effects that could benefit Liberty Media and its directors in connection with the defense of any such stockholder litigation, including the litigation described in "DTV Business Combination—Legal Proceedings Regarding the DTV Business Combination" below. Liberty Media believes that such approvals would be a factor under Delaware law in invoking a standard of judicial review or burden of proof that is more favorable to Liberty Media and its directors than the standard of judicial review or burden of proof that might otherwise apply in the absence of such approval. Even though the Delaware case law addressing the circumstances in which stockholder ratification may result in the extinguishment of breach of fiduciary duty claims is not entirely clear, Liberty Media also believes that a Delaware court could conclude that approval of the transaction proposals by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock operates to extinguish some or all of the claims in any such litigation.

Q:
Why is Liberty Media seeking approval of the adjournment proposal?

A:
Unlike the redemption proposal, the vote on which is based on the aggregate voting power of the shares of Liberty Entertainment common stock present (in person or by proxy) and entitled to vote at the special meeting, the vote on the transaction proposals is based on the aggregate voting power of all outstanding shares of Liberty Entertainment common stock on the record date, exclusive of the shares beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone, and the other directors and officers of Liberty Media. To ensure that a sufficient number of shares are voted to be able to determine whether the transaction proposals are acceptable or unacceptable to the majority of the disinterested holders of Liberty Entertainment common stock, Liberty Media may need to adjourn the special meeting to solicit additional proxies. If the adjournment proposal is not approved by a majority of the aggregate voting power of the shares of Liberty Entertainment common stock present (in person or by proxy) and entitled to vote at the special meeting, Liberty Media may need to call a new stockholders meeting at which it may again seek stockholder approval of the DTV Business Combination, which could significantly delay Liberty Media's ability to complete the DTV Business Combination.

Q:
How many votes do stockholders have?

A:
At the special meeting:

•
holders of LMDIA have one vote per share; and

•
holders of LMDIB have ten votes per share.

  Only shares owned as of the record date are eligible to vote at the special meeting.

Q:
What if the redemption proposal is not approved?

A:
The Split-Off will not be completed, which means no shares of Liberty Entertainment common stock would be redeemed for shares of common stock of LEI and the DTV Business Combination would not be completed.

Q:
What if the transaction proposals are not approved?

A:
The DTV Business Combination will not be completed, which means the shares of LEI common stock will not be converted into shares of Holdings common stock. Liberty Media's board of directors determined not to complete the DTV Business Combination unless the transaction proposals receive the requisite stockholder approval in order to ensure that these transactions are acceptable to the disinterested, public holders of Liberty Entertainment common stock and because their ratification of the transactions would provide certain procedural and substantive protections in the event of litigation. See "What is the effect of the approval of the transaction proposals by the disinterested holders of Liberty Entertainment common stock?" above for a description of these protections. However, this will have no effect on the ability of the Liberty Media board to complete the Split-Off.

Q:
What do stockholders need to do to vote on the proposals?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, you should complete, sign, date and return the enclosed proxy card by mail, or vote by telephone or through the Internet, in each case as soon as possible so that your shares are represented and voted at the special meeting. Instructions for voting by using the telephone or the Internet are printed on the proxy voting instructions attached to the proxy card. In order to vote via the Internet, have your proxy card available so you can input the required information from the card, and log on to the Internet website address shown on the proxy card. When you log on to the Internet website address, you will receive instructions on how to vote your shares. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which will be provided to each voting stockholder separately.

  Stockholders who have shares registered in the name of a broker, bank or other nominee should follow the voting instruction card provided by their broker, bank or other nominee in instructing them how to vote their shares. We recommend that you vote by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting.

  If a proxy is properly executed and submitted by a record holder without indicating any voting instructions, the shares of Liberty Entertainment common stock represented by the proxy will be voted "FOR" the approval of each of the proposals.

Q:
If shares are held in "street name" by a broker, bank or other nominee, will the broker, bank or other nominee vote those shares for the beneficial owner on the proposals?

A:
If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on any of the proposals. Accordingly, your broker, bank or other nominee will vote your shares held in "street name" on the proposals only if you provide instructions on how to vote. If a broker, who is a record holder of shares, indicates on a form of proxy that the broker does not have discretionary authority to vote those shares on any proposal, or if those shares are voted in circumstances in which proxy authority is defective or has been withheld with respect to any proposal, these shares are considered "broker non-votes" with respect to such proposal.

  Broker non-votes are counted as present and entitled to vote for purposes of determining a quorum but will have no effect (if a quorum is present) on the redemption proposal or the adjournment proposal. They will, however, count as a vote "AGAINST" each of the transaction proposals. You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of common stock and how to revoke prior voting instructions.

Q:
What if I do not vote on the proposals?

A:
If you fail to respond with a vote, your shares will not be counted as present and entitled to vote for purposes of determining a quorum, but your failure to vote will have no effect on determining whether the redemption proposal or the adjournment proposal is approved (if a quorum is present). If you fail to respond with a vote, your shares will count as a vote "AGAINST" each of the transaction proposals. If you respond but do not indicate how you want to vote, your proxy will be counted as a vote "FOR" each of the proposals.

Q:
What if I respond and indicate that I am abstaining from voting?

A:
If you respond and indicate that you are abstaining from voting, your proxy will have the same effect as a vote "AGAINST" each of the redemption proposal and the adjournment proposal and each of the transaction proposals.

Q:
May stockholders change their vote after returning a proxy card or voting by telephone or over the Internet?

A:
Yes. Before the start of the special meeting, stockholders who want to change their vote on any proposal may do so by telephone or over the Internet (if they originally voted by telephone or over the Internet), by voting in person at the special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Liberty Media Corporation, c/o Computershare Trust Company, N.A., P.O. Box 43102, Providence, Rhode Island 02940.

  Any signed proxy revocation or new signed proxy must be received before the start of the special meeting. Your attendance at the special meeting will not, by itself, revoke your proxy. If your shares are held in an account by a broker, bank or other nominee who you previously contacted with voting instructions, you should contact your broker, bank or other nominee to change your vote.

Q:
What do I do if I have additional questions?

A:
If you have any questions prior to the special meeting or if you would like copies of any document referred to or incorporated by reference in this document, please call Investor Relations at (720) 875-5408.

SUMMARY

        The following summary includes information contained elsewhere in this proxy statement/prospectus. This summary does not contain all of the important information that you should consider before voting on the proposals. You should read the entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference herein, carefully.

 The Companies

  Liberty Media Corporation

        Liberty Media owns interests in a broad range of electronic retailing, media communications and entertainment businesses. Those interests are attributed to three tracking stock groups: (1) the Liberty Interactive Group, which includes Liberty Media's interests in QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., BuySeasons, Inc., Bodybuilding.com, LLC, IAC/InterActiveCorp (IAC), Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc., (2) the Liberty Entertainment Group, which includes Liberty Media's interests in DIRECTV, Starz Entertainment, LLC, Game Show Network, LLC (GSN) (and its subsidiary FUN Technologies ULC (FUN)), WildBlue Communications, Inc., Liberty Sports Holdings LLC (Liberty Sports), FUN Sports (as defined below) and PicksPal, Inc., and (3) the Liberty Capital Group, which includes all businesses, assets and liabilities not attributed to the Liberty Interactive Group or the Liberty Entertainment Group including subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc. and TruePosition, Inc., and minority equity investments in Time Warner Inc. and Sprint Nextel Corporation.

        Liberty Media has three tracking stocks: the Liberty Entertainment common stock, the Liberty Capital common stock and the Liberty Interactive common stock, which track the Entertainment Group, the Capital Group and the Interactive Group, respectively. A tracking stock is a type of common stock that is designed to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. Each group has a separate collection of businesses, assets and liabilities attributed to it, but no group is a separate legal entity and, therefore, no group can own assets, issue securities or enter into legally binding agreements. The tracking stocks of Liberty Media trade on the Nasdaq Global Select Market as follows: Series A Liberty Interactive common stock under the ticker symbol "LINTA", Series B Liberty Interactive common stock under the ticker symbol "LINTB", Series A Liberty Entertainment common stock under the ticker symbol "LMDIA", Series B Liberty Entertainment common stock under the ticker symbol "LMDIB", Series A Liberty Capital common stock under the ticker symbol "LCAPA" and Series B Liberty Capital common stock under the ticker symbol "LCAPB".

        Liberty Media's principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112, its main telephone number is (720) 875-5400 and its website is located at www.libertymedia.com.

  Liberty Entertainment, Inc.

        LEI is a wholly owned subsidiary of Liberty Media formed for the purpose of effecting the Split-Off. LEI has not conducted any activities other than those incident to its formation, the preparation of applicable filings under the federal securities and communications laws and its participation in the DTV Business Combination. For information regarding the business and assets of LEI following the Split-Off, please see Annex A of this proxy statement/prospectus.

        Upon completion of the Split-Off (unless the DTV Business Combination is completed immediately following the Split-Off), LEI will become an independent, publicly-traded company and will share its principal executive offices with Liberty Media at 12300 Liberty Boulevard, Englewood, Colorado 80112, and its main telephone number will be (720) 875-5400. If the DTV Business

Combination is completed immediately following the Split-Off, LEI will be acquired by Holdings, and the LEI common stock will be exchanged for Holdings common stock before ever trading in the public market.

  The DIRECTV Group, Inc.

        DIRECTV is a leading provider of digital television entertainment in the United States and Latin America. Its two business segments, DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location, are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers.

  •
  DIRECTV U.S.    DIRECTV Holdings LLC and its subsidiaries (DIRECTV U.S.), is the largest provider of direct-to-home (DTH), digital television services and the second largest provider in the multi-channel video programming distribution (MVPD) industry in the United States. As of June 30, 2009, DIRECTV U.S. had over 18.3 million subscribers.

  •
  DIRECTV Latin America.    DIRECTV Latin America (DTVLA) is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, and certain other countries in the region through DIRECTV's wholly owned subsidiary, DIRECTV Latin America, LLC; DIRECTV's 74% owned subsidiary, Sky Brasil Servicos Ltda. (Sky Brazil); and DIRECTV's 41% equity method investment in Innova, S. de R.L. de C.V. (Sky Mexico). The stock of the former DTVLA subsidiary providing such services to Puerto Rico has been placed in a trust to comply with certain conditions of the Federal Communications Commission (FCC) as described below. As of June 30, 2009, PanAmericana had approximately 2.4 million subscribers, Sky Brazil had approximately 1.7 million subscribers and Sky Mexico had approximately 1.8 million subscribers.

        DIRECTV's principal executive offices are located at 2230 East Imperial Highway, El Segundo, California 90245, its main telephone number is (310) 964-5000 and its website is located at www.directv.com.

  DIRECTV

        Holdings is a newly-formed Delaware corporation that is currently a wholly owned subsidiary of DIRECTV, but, upon completion of the Mergers, will become a publicly-traded holding company named "DIRECTV" that will own all the outstanding equity interests in DIRECTV and LEI. Holdings was formed solely in contemplation of the Mergers, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than pursuant to the Merger Agreement and related agreements. The Class A common stock of Holdings is expected to be listed on the Nasdaq Global Select Market under DIRECTV's current ticker symbol, "DTV." The Class B common stock of Holdings will not be listed on any stock exchange. For information regarding the business of Holdings following the Mergers, please see Annex A of this proxy statement/prospectus.

        Upon completion of the Mergers, Holdings will become an independent, publicly-traded company and will have its principal executive offices at 2230 East Imperial Highway, El Segundo, California 90245, its main telephone number will be (310) 964-5000 and its website will be located at www.directv.com.

  DTVG One, Inc.

        DTVG One, Inc. which we refer to as Merger Sub One, is a wholly owned subsidiary of Holdings formed solely to effect the DIRECTV Merger, and has not conducted and will not conduct any business during any period of its existence. Pursuant to the Merger Agreement, Merger Sub One will merge with and into DIRECTV, with DIRECTV continuing as the surviving corporation and a wholly owned subsidiary of Holdings.

  DTVG Two, Inc.

        DTVG Two, Inc. which we refer to as Merger Sub Two, is a wholly owned subsidiary of Holdings formed solely to effect the LEI Merger, and has not conducted and will not conduct any business during any period of its existence. Pursuant to the Merger Agreement, Merger Sub Two will merge with and into LEI, with LEI continuing as the surviving corporation and a wholly owned subsidiary of Holdings.

Recent Developments

  Resignation of DIRECTV CEO

        Chase Carey, the former President and Chief Executive Officer of DIRECTV, resigned effective July 1, 2009, and became Deputy Chairman and Chief Operating Officer of News Corporation. The DIRECTV board has accepted his resignation and has formed a committee of directors tasked with searching for a new President and Chief Executive Officer. In the interim, Larry Hunter is serving as Chief Executive Officer in addition to his current responsibilities as Executive Vice President of Legal, Human Resources, and Administration. The DIRECTV board has amended the DIRECTV bylaws to ensure that the immediate successor to Mr. Carey will require the approval of at least 80% of the directors then serving on the DIRECTV board, with any fractional number being rounded up to the next whole number. A similar requirement will apply to the Holdings board if Mr. Carey's successor is appointed after the Mergers.

  Amendments to Transaction Documents

        With the approval of the DIRECTV board, on July 29, 2009, the parties executed Amendment No. 1 to the Merger Agreement, which eliminates the July 31st deadline to receive the tax ruling from the IRS (which, if not received by July 31, 2009, would have provided Liberty Media with a termination right absent a waiver of the closing condition or the taking of certain other actions by DIRECTV) and instead provides that LEI has the right to terminate the Merger Agreement after the second business day following Liberty Media's notice to DIRECTV of receipt of the tax ruling relating to the qualifications of the Split-Off as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code unless DIRECTV either notifies LEI that certain tax matters in the ruling are reasonably acceptable to it or, alternatively, waives the related tax closing condition or delivers a certificate acknowledging receipt of a tax opinion in lieu of the requested rulings as well as a modification of the related closing condition. Amendment No. 1 to the Merger Agreement also provides for the granting to Liberty Media of, among other things, certain governance rights, including a supermajority voting requirement at the board level to both approve the new Chief Executive Officer and to expand the board beyond 12 members.

        The parties also executed Amendment No. 1 to the Malone Agreement on July 29, 2009, which corrects typographical errors and contains conforming changes based on the final provisions of the Holdings charter.

The Split-Off

        Under Liberty Media's charter, Liberty Media may redeem outstanding shares of Liberty Entertainment common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Entertainment Group, subject to receipt of approval by the holders of Liberty Entertainment common stock voting as a single class. In accordance with the terms of Liberty

Media's charter, holders of Liberty Entertainment common stock are being asked to approve the redemption of a portion of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of common stock of LEI. At the time of the Split-Off, LEI would hold Liberty Media's 57% interest in DIRECTV, a 100% interest in Liberty Sports, a 65% interest in GSN and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. (The foregoing cash amount increased from the previously disclosed $30 million to $50 million as a result of recent exercises of LMDIA options, a portion of the aggregate exercise prices of which will be retained for the benefit of LEI pursuant to the Merger Agreement.) All of the businesses, assets and liabilities currently attributed to Liberty Media's Entertainment Group that are not held by LEI at the time of the Split-Off would remain with Liberty Media and continue to be attributed to the Entertainment Group. These assets consist primarily of a 100% interest in Starz Entertainment LLC and cash and cash equivalents.

        In connection with the Split-Off, Liberty Media expects to redesignate LMDIA as Series A Liberty Starz common stock and LMDIB as Series B Liberty Starz common stock and to list these shares on the Nasdaq Global Select Market under the symbols "LSTZA" and "LSTZB", respectively, immediately following the Split-Off. The businesses, assets and liabilities that are currently attributed to each of Liberty Media's other two tracking stock groups, the Capital Group and the Interactive Group, would not change as a result of the Split-Off.

        The following summarizes selected terms of the Split-Off, generally, without giving effect to the DTV Business Combination. For more information about the Split-Off, please see "Special Factors" and "The Split-Off" below. For information about the DTV Business Combination, see "Special Factors" and "DTV Business Combination" below.

Redemption Ratio

If the Split-Off is effected, Liberty Media will redeem, on a pro rata basis, 90% of the shares of each series of Liberty Entertainment common stock outstanding on the redemption date for 100% of the outstanding shares of LEI. On the redemption date, (i) 0.9 of each outstanding share of LMDIA will be redeemed for 0.9 of a share of LEI Series A common stock, and 0.1 of each share of LMDIA will remain outstanding as Liberty Entertainment common stock; and (ii) 0.9 of each outstanding share of LMDIB will be redeemed for 0.9 of a share of LEI Series B common stock, and 0.1 of each share of LMDIB will remain outstanding as Liberty Entertainment common stock, subject, in each case, to the payment of cash in lieu of any fractional shares. By way of example, a holder of 100 shares of LMDIA would receive 90 shares of LEI Series A common stock in redemption for 90 shares of LMDIA and would retain the remaining 10 shares of LMDIA, while a holder of 100 shares of LMDIB would receive 90 shares of LEI Series B common stock in redemption for 90 shares of LMDIB and would retain the remaining 10 shares of LMDIB.

As of July 31, 2009, there were outstanding 495,026,383 shares of LMDIA and 23,697,987 shares of LMDIB. Based on the number of shares of Liberty Entertainment common stock outstanding on that date, LEI expects to issue up to 445,523,744 shares of its Series A common stock and 21,328,188 shares of its Series B common stock in the Split-Off; and Liberty Media expects up to 49,502,638 shares of LMDIA and 2,369,798 shares of LMDIB to remain outstanding immediately following the Split-Off.

Redemption Date

The redemption date will be determined by the board of directors of Liberty Media following the satisfaction of the conditions to the Split-Off (other than those which by their terms can only be satisfied concurrently with the completion of the Split-Off). Liberty Media will issue a press release announcing the redemption date once established. The Split-Off will occur at 5:00 p.m., New York City time, on the redemption date.

Effect of the Redemption

From and after the effective time of the Split-Off, holders of Liberty Entertainment common stock will no longer have any rights with respect to those shares of Liberty Entertainment common stock that are redeemed, except for the right to receive the applicable series and whole number of shares of LEI common stock to which such holders are entitled. Holders of Liberty Entertainment common stock will, however, retain all rights of ownership with respect to the whole number of shares of Liberty Entertainment common stock that are not redeemed. The number of shares of LCAPA, LCAPB, LINTA and LINTB held by stockholders of Liberty Media will not change as a result of the Split-Off.

Liberty Media will deliver or make available to all holders of certificated Liberty Entertainment shares, from and after the redemption date, a letter of transmittal with which to surrender the portion of their shares that are subject to redemption. These holders must surrender their stock certificates together with the letter of transmittal (and any other documentation required thereby) in order to receive their LEI shares of the applicable series and number in the Split-Off. Holders who properly surrender their certificates with a duly completed letter of transmittal following the Split-Off will also receive certificates representing the portion of their Liberty Entertainment shares that were not redeemed in the Split-Off.

Accounts holding shares of Liberty Entertainment common stock in book-entry form will be debited as of the effective time of the Split-Off, and promptly thereafter credited with the applicable series and number of shares of LEI common stock. Holders of Liberty Entertainment shares held in book-entry form will not need to take any action to receive their LEI shares in the Split-Off.

If the DTV Business Combination is completed immediately following the Split-Off, shares of Liberty Entertainment common stock that are redeemed for shares of LEI common stock, as described above, will immediately be exchanged for the applicable merger consideration as described under "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the Merger" below.

Treatment of Fractional Shares

Any holder which would otherwise receive a fraction of a share of LEI common stock or retain a fraction of a share of Liberty Entertainment common stock will instead receive cash in an amount equal to the product of the applicable fraction multiplied by the average of the high and low reported sales prices on the Nasdaq Global Select Market for the applicable series of Liberty Entertainment common stock on the redemption date.

Conditions to the Split-Off	The completion of the Split-Off is subject to the following conditions:
	•	the receipt of the requisite stockholder approval of the redemption proposal at the special meeting;
•

the receipt of a private letter ruling from the Internal Revenue Service (IRS) (which ruling will not have been withdrawn, invalidated or modified in an adverse manner), and the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Liberty Media, in each case to the effect that the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the Code), and that (i) no gain or loss will be recognized by Liberty Media upon the distribution of LEI common stock and (ii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Entertainment common stock upon the exchange of their shares of Liberty Entertainment common stock for shares of LEI common stock (except with respect to cash received in lieu of fractional shares);

•

the receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Liberty Media, to the effect that the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a)(1)(D) of the Code of, and will not cause Section 355(e) of the Code to apply to, (i) the exchange of stock of News Corporation for stock of Greenlady Corp. that was effected between News Corporation and subsidiaries of Liberty Media on February 27, 2008 (the News Exchange) or (ii) any of the internal distributions of the stock of Greenlady Corp. that were effected by subsidiaries of News Corporation in connection with the News Exchange;

•

the effectiveness under the Securities Act of 1933, as amended (the Securities Act), of the LEI registration statement, of which this proxy statement/prospectus forms a part, and the effectiveness of the registration of the LEI common stock under Section 12(b) of the Exchange Act;

	•	the approval of The Nasdaq Stock Market (Nasdaq) for the listing of the LEI common stock;
	•	the approval of the FCC of the transfer of control of certain FCC licenses to be held by LEI subsidiaries or investees (which condition has been satisfied); and
	•	the receipt of (and continued effectiveness of) certain other regulatory approvals.
The Liberty Media board may not waive any of the conditions described above.
Board Discretion to Terminate the Split-Off

For so long as the Merger Agreement is in effect, the Liberty Media board may not terminate the Split-Off without the consent of DIRECTV. The Liberty Media board reserves the right to terminate the Split-Off for any reason at any time prior to the effective time of the Split-Off if the Merger Agreement is terminated prior thereto. The Liberty Media board has reserved this discretion following a termination of the Merger Agreement in the event the occurrence of any unforeseeable event causes the Split-Off to no longer fulfill the purpose of its implementation. If the Liberty Media board determines to terminate the Split-Off, the redesignation will not be implemented.

Reasons for the Split-Off

The Liberty Media board of directors considered a variety of factors in reaching their determination that the Split-Off is advisable and in the best interests of Liberty Media and its stockholders. In coming to this conclusion, the Liberty Media board determined that this is the case whether or not the DTV Business Combination is consummated. Even if the DTV Business Combination is not completed, the Liberty Media board believes the Split-Off is advisable for the following reasons:

•

The LEI common stock would more directly represent the primary business and assets currently tracked by the Entertainment Group, such that the value of the LEI business will likely receive greater market recognition in the hands of a stand-alone issuer and likely reduce the discount to net asset value at which the Liberty Entertainment common stock has historically traded.

•

The improved market recognition of the LEI assets resulting from the Split-Off would provide LEI with greater flexibility in raising capital and responding to strategic opportunities, as well as create a more attractive acquisition currency in the LEI common stock.

•	The Split-Off should facilitate an alternative business combination with DIRECTV were the DTV Business Combination to not close.
•	LEI will have increased flexibility in structuring equity-based compensation awards, a key component of retaining and incentivizing a quality management team.
•	The Liberty Media board's expectation that the Split-Off will be completed in a manner that is generally tax-free to Liberty Media and its stockholders.
In connection with the execution by Liberty Media and LEI of the Merger Agreement, the Liberty Media board further believes the Split-Off is advisable for the following reasons:
•	Representatives of DIRECTV were unwilling to effect a business combination transaction that involved DIRECTV stockholders receiving Liberty Entertainment common stock.
•	The Split-Off is a condition precedent to the completion of the DTV Business Combination.
•	The Split-Off will enable LEI stockholders to receive shares of Holdings common stock in the DTV Business Combination in a manner that is generally tax-free to them.
•

The Split-Off enables Liberty Media to retain Starz Entertainment and the other assets that will remain in the Entertainment Group, which the Liberty Media board believes were undervalued by DIRECTV during preliminary transaction structure discussions with its representatives.

The Liberty Media board also considered the benefit to Liberty Media as a whole and the other two tracking stock groups of retaining Starz Entertainment, WildBlue Communications, PicksPal, FUN Sports and a significant cash position at the Entertainment Group. Because the remaining Entertainment Group would include revenue generating assets, including the "anchor" asset of Starz Entertainment, as well as a significant amount of cash, it would enhance the financial position of Liberty Media as a whole. In addition, although these assets would continue to be attributed to the Entertainment Group, the cash flow generated by these businesses as well as the cash on hand could be made available to the other groups in the form of loans or the creation of inter-group interests, which may result in terms more favorable to the Capital Group and the Interactive Group than could be obtained from third parties given current conditions in the capital markets.

Treatment of Outstanding Equity Awards

Stock incentive awards with respect to shares of Liberty Entertainment common stock are held by directors, officers, employees and consultants of Liberty Media and certain of its subsidiaries under the Liberty Media Corporation 2007 Incentive Plan (the 2007 Incentive Plan) and various other stock incentive plans administered by the Liberty Media board of directors or its incentive plan committee. As a result of the Split-Off, options and stock appreciation rights with respect to Liberty Entertainment common stock will be split into LEI stock awards and adjusted Liberty Entertainment stock awards. All outstanding restricted shares of Liberty Entertainment common stock will be treated in the same manner as outstanding unrestricted shares of Liberty Entertainment common stock in the Split-Off.

LEI Common Stock	LEI Series A common stock, LEI Series B common stock and LEI Series C common stock are identical in all respects, except that:
•

LEI Series A common stock entitles its holder to one vote per share, LEI Series B common stock entitles its holder to ten votes per share, and LEI Series C common stock does not entitle its holder to any voting rights (except as required by Delaware law and the LEI restated charter);

•

the LEI Series B common stock has consent rights with respect to (i) certain share distributions (including distributions of convertible securities of LEI) of voting securities on LEI Series C common stock and certain share distributions (including distributions of convertible securities of LEI) pursuant to which the holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock; (ii) certain charter amendments, recapitalizations and reclassifications pursuant to which the holders of LEI Series C common stock would receive voting securities or the holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock; and (iii) certain charter amendments, including amendments relating to the consent rights of the holders of the LEI Series B common stock; the voting rights of the LEI common stock; the terms for the conversion of LEI Series B common stock into LEI Series A common stock; the terms of distributions or dividends (including share distributions); the requirement that the corporation reclassify the LEI common stock on an equal per share basis; and the terms for any liquidation, dissolution or winding-up of the corporation; and

•

each share of LEI Series B common stock is convertible, at the option of the holder, into one share of LEI Series A common stock. Shares of LEI Series A common stock and LEI Series C common stock are not convertible.

The holders of each series of LEI common stock will be subject to an automatic transfer of their shares to a trust upon certain transfer or non-transfer events and the resultant loss of ownership rights to those shares (other than the right to receive certain proceeds upon the sale of those shares by the trust). For more information about the LEI excess share provisions, see "—Comparison of Liberty Entertainment Common Stock and LEI Common Stock" below and "Description of Common Stock and Comparison of Stockholder Rights." The LEI charter will also include certain enhanced supermajority voting rights.

No shares of LEI Series C common stock will be issued in connection with or will be outstanding immediately following the Split-Off.

Comparison of Liberty Entertainment Common Stock and LEI Common Stock

The Liberty Entertainment common stock is a tracking stock of Liberty Media. Accordingly, the Liberty Entertainment common stock includes terms that are specific to a tracking stock and would not typically apply to regular common stock, such as conversion at the option of the company, redemption for stock of a subsidiary and mandatory conversion, redemption or dividend provisions upon an asset disposition. None of these tracking stock-specific terms will apply to the LEI common stock.

The LEI restated charter provides for the treatment of certain shares in accordance with an excess share provision. The excess share provision is designed to prevent transfers of stock or certain non-transfer events that could cause potential adverse tax effects relating to the Split-Off. The excess share provision was included in the LEI restated charter in order to induce DIRECTV to enter into the agreements relating to the DTV Business Combination and to address certain tax issues. Any LEI excess shares will be held by a trust for the exclusive benefit of a charitable beneficiary and the stockholder whose acquisition caused the LEI shares to be transferred to a trust and treated as excess shares will have no rights in such shares, except as to certain proceeds upon the sale by the trust of the LEI excess shares. The LEI excess share provision will not apply to shares of LEI common stock received by the Malones in the Split-Off and certain of their transferees with respect to such shares because the Malones have agreed to transfer and standstill restrictions with DIRECTV pursuant to the Malone Agreement. The LEI excess share provision will terminate and cease to have any continuing effect if the Merger Agreement is terminated, and any LEI excess shares will be returned to the applicable holders. In addition, the LEI excess share provision will cease to operate, subject to certain exceptions, after the first anniversary of the Split-Off with respect to transfer or non-transfer events that occur after such time. You should understand that this provision could have the effect of causing certain transferees to lose their rights of ownership in LEI common stock and delaying, deferring or preventing a change of control of LEI during the time that it is in effect.

Please see "Description of Common Stock and Comparison of Stockholder Rights" for more information.
Material U.S. Federal Income Tax Considerations

The Split-Off is conditioned upon the receipt of a private letter ruling from the IRS and an opinion from Skadden, Arps, Slate, Meagher & Flom LLP in each case to the effect that the Split-Off will qualify as a tax-free transaction to Liberty Media and the holders of Liberty Entertainment common stock (except with respect to cash received in lieu of fractional shares) for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

Effect on Management

No changes in management at Liberty Media are currently planned as a result of the Split-Off. The board of directors of LEI is comprised of the persons who also comprise the board of directors of Liberty Media, and the management team of LEI is comprised of persons who are part of the Liberty Media management team. Unless the DTV Business Combination is completed immediately following the Split-Off (in which case these persons will thereupon cease to serve as the directors and officers of LEI), LEI will compensate Liberty Media for the use of those persons pursuant to a services agreement to be entered into between Liberty Media and LEI for all periods following the Split-Off and prior to the completion of the DTV Business Combination. Please see "Transaction Agreements—Agreements Relating to the Split-Off—Services Agreement" for more information.

Interests of Certain Persons

In considering the recommendation of the Liberty Media board to vote to approve the redemption proposal, holders of Liberty Entertainment common stock should be aware that, as noted above, the executive officers and directors of Liberty Media will receive stock incentive awards with respect to LEI common stock in exchange for a portion of their existing Liberty Entertainment stock incentives as a result of the Split-Off.

Holders of Liberty Entertainment common stock should also be aware that the executive officers and directors of Liberty Media also serve as the executive officers and directors of LEI and will continue to do so until the DTV Business Combination is completed (or their successors are chosen or elected following the termination of the Merger Agreement). See "Risk Factors—Factors Relating to LEI—LEI has overlapping directors and management with Liberty Media and Liberty Global, Inc., which may lead to conflicting interests" and "—LEI may compete with Liberty Media and LGI for business opportunities" for a discussion of the conflicts that could arise as a result of their positions with Liberty Media and LEI.

In addition, the shares of LEI Series B common stock to be acquired by John C. Malone, Chairman of the Boards of Liberty Media and LEI, will not be subject to any call right or any similarly restrictive agreements in favor of LEI, such as the call right in favor of Liberty Media with respect to Mr. Malone's Series B shares of Liberty Media common stock. For more information on this call right, see "Special Factors—Background of the Transactions—Background of the Split-Off." In addition, holders of LEI Series B common stock, which include certain members of the Liberty Media board of directors, will have certain consent rights with respect to certain share distributions, charter amendments, recapitalizations and reclassifications. The LEI charter will also include certain enhanced supermajority voting rights.

Furthermore, the executive officers and directors of Liberty Media and LEI are entitled to indemnification with respect to actions taken by them in connection with the Split-Off under the organizational documents of Liberty Media and LEI, as well as customary indemnification agreements to which Liberty Media or LEI, on the one hand, and these persons, on the other hand, are parties. Pursuant to the Reorganization Agreement, LEI has agreed to assume Liberty Media's indemnification obligation with respect to such matters after the Split-Off. They are further entitled to certain indemnification from Holdings pursuant to the Merger Agreement (as described under "—DTV Business Combination—Interests of Certain Persons" below).

As of July 31, 2009, Liberty Media's executive officers and directors (including Mr. Malone) beneficially owned shares of Liberty Entertainment common stock representing in the aggregate approximately 36.4% of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock. All of Liberty Media's executive officers and directors have indicated that they intend to vote "FOR" the redemption proposal.

The Liberty Media board was aware of these interests and considered them when approving the redemption proposal.
Regulatory Approvals

Pursuant to the Communications Act of 1934, as amended, and the rules and regulations and published orders of the FCC thereunder (collectively, the Communications Act), the transfer of control of a company holding or controlling FCC licenses requires prior FCC approval. DIRECTV and its subsidiaries directly or indirectly hold or control various classes of FCC licenses. As a result of the Split-Off, control of DIRECTV and its subsidiaries will pass from Liberty Media to LEI. Accordingly, on January 27, 2009, Liberty Media and LEI filed applications for FCC consent to the transfer of control over the licenses and other authorizations held by DIRECTV and its subsidiaries in connection with the Split-Off. The FCC granted the pro forma transfer applications for the satellite and earth station licenses held by DIRECTV and its subsidiaries in an order released on April 9, 2009, and consented to the pro forma transfer applications for the wireless licenses held by DIRECTV and its subsidiaries in April and May 2009.

No Appraisal Rights	Under the General Corporation Law of the State of Delaware, holders of Liberty Entertainment common stock will not have appraisal rights in connection with the Split-Off.

Exchange Agent, Transfer Agent and Registrar for the Shares	Computershare Trust Company, N.A., P.O. Box 43102, Providence, Rhode Island 02940.
Stock Exchange Listings

There is currently no public market for LEI common stock. LEI will apply to list its Series A common stock and Series B common stock on the Nasdaq Global Select Market under the same symbols as the Series A and Series B Liberty Entertainment common stock currently trade, "LMDIA", "LMDIB", respectively. Liberty Media will concurrently apply to change the symbols of the Series A and Series B Liberty Entertainment common stock following the Split-Off to "LSTZA" and "LSTZB", respectively, and these shares would continue trading on the Nasdaq Global Select Market. Liberty Media and LEI have been advised that, for a short period following the Split-Off, LEI's common stock may trade under temporary trading symbols, which will be announced by press release once available. If, however, the DTV Business Combination is completed immediately following the Split-Off, LEI will be acquired by Holdings, and the LEI common stock will be exchanged for Holdings common stock before ever trading in the public market.

Recommendation of the Liberty Media Board	The Liberty Media board has approved and declared advisable the redemption proposal, and the transactions contemplated thereby, and unanimously recommends that you vote "FOR" the redemption proposal.
Risk Factors	If the Split-Off is completed and the LEI common stock is traded in the public market, stockholders of LEI will face a number of risks and uncertainties including, among others:
	•	those relating to the tax consequences of the Split-Off;
	•	those relating to limits on LEI's ability to control two of its more significant investments;
	•	those relating to LEI's ability to obtain cash sufficient to service its debt; and
	•	those relating to LEI's overlapping directors and management with Liberty Media.
Please see "Risk Factors" starting on page 51 for a discussion of these risks and others that should be considered in connection with the redemption proposal and an investment in LEI common stock.

DTV Business Combination

        If the DTV Business Combination is completed, each of LEI and DIRECTV will become wholly owned subsidiaries of Holdings, and (i) in accordance with the Malone Agreement, each outstanding share of LEI Series B common stock held by the Malones will be exchanged for 1.11111 shares of Class B common stock of Holdings; (ii) each outstanding share of LEI Series A common stock (other than those owned by LEI or Holdings) will be exchanged for 1.11111 shares of Class A common stock of Holdings; and (iii) each outstanding share of LEI Series B common stock (other than those owned by LEI or Holdings) will be exchanged for 1.11111 shares of Class A common stock of Holdings, in each case, subject to adjustment (as described under "—LEI Exchange Ratio" below) and the payment of cash in lieu of fractional shares. Also, if the DTV Business Combination is completed, each outstanding share of DIRECTV common stock (other than those owned by DIRECTV or LEI) will be exchanged for one share of Class A common stock of Holdings. Each share of Holdings Class A common stock will entitle the holder to one vote per share, and each share of Holdings Class B common stock will entitle the holder to 15 votes per share and to limited consent rights relating to certain share distributions and amendments to the Holdings charter. As a result of the DTV Business Combination, the former LEI stockholders will own approximately 55% of the outstanding Holdings common stock, which will entitle them in the aggregate to approximately 66% of the voting power of Holdings, with the former DIRECTV stockholders owning the remaining equity and voting interests in Holdings. The former LEI stockholders will be entitled to exercise aggregate voting power of Holdings that is greater than their aggregate equivalent equity percentage in Holdings due to the issuance of the high-vote Holdings Class B common stock to the Malones in the DTV Business Combination. For additional information on the allocation of these Holdings ownership interests among the holders of Liberty Entertainment common stock, see "—Comparison of Ownership Interests" below.

        At the special meeting, holders of Liberty Entertainment common stock, excluding shares beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone and the other directors and officers of Liberty Media, will be asked to consider and vote on each of the following three, related transaction proposals:

  •
  the minority redemption proposal, pursuant to which they would approve (i) the Split-Off and (ii) the transactions contemplated thereby (including the transactions contemplated by a reorganization agreement to be entered into between Liberty Media and LEI (the Reorganization Agreement));

  •
  the merger proposal, pursuant to which they would approve (i) the Merger Agreement and (ii) the transactions contemplated thereby (including the LEI Merger); and

  •
  the contribution proposal, pursuant to which they would approve (i) the Malone Agreement and (ii) the transactions contemplated thereby (including the Malone Contribution).

The approval of the transaction proposals is not required by either the terms of the Liberty Media charter or Delaware law, but is a contractual requirement under the terms of the Merger Agreement as a condition to the Mergers. Each of the minority redemption proposal, merger proposal and contribution proposal is dependent on the other, and the DTV Business Combination will not be implemented unless they are all approved at the special meeting. Even though approval of the transaction proposals is not legally required, Liberty Media is submitting each of the transaction proposals to the disinterested holders of Liberty Entertainment common stock for their approval. As further described elsewhere in this proxy statement/prospectus, Liberty Media believes that approval of each of the transaction proposals by the disinterested holders of Liberty Entertainment common stock should have certain effects under Delaware law. For more information on why Liberty Media is seeking approval of the transaction proposals, see "DTV Business Combination—Purpose of the Transaction Proposals" below.

        The Merger Agreement and the Malone Agreement are included as Annex E and Annex F, respectively, to this proxy statement/ prospectus. For a description of the ancillary agreements entered into, or to be entered into, among the parties in connection with the DTV Business Combination, see "Transaction Agreements—Agreements Relating to the DTV Business Combination" below.

        Holders of Liberty Entertainment common stock will also be asked to vote to authorize the adjournment of the special meeting by Liberty Media, if necessary or appropriate, to solicit additional proxies if sufficient votes are not represented at the special meeting to approve each of the transaction proposals in accordance with the Merger Agreement.

        The following summarizes selected terms of the DTV Business Combination. For more information, please see "Special Factors," "DTV Business Combination" and "Transaction Agreements" below.

Structure of the DTV Business Combination	To accomplish the DTV Business Combination, Holdings was formed by DIRECTV, as its wholly owned subsidiary, with two wholly owned subsidiaries, Merger Sub One and Merger Sub Two.
At the effective time of the Mergers:
• In the DIRECTV Merger, Merger Sub One will merge with and into DIRECTV with DIRECTV as the surviving corporation; and
• In the LEI Merger, Merger Sub Two will merge with and into LEI with LEI as the surviving corporation.

Immediately prior to the Mergers, in the Malone Contribution, each share of LEI Series B common stock held by the Malones will be exchanged for a number of shares of Class B common stock of Holdings equal to the LEI Exchange Ratio.

As a result of the Mergers and the Malone Contribution, each of LEI and DIRECTV will become wholly owned subsidiaries of Holdings.
The following diagram illustrates the material steps of the DTV Business Combination.

Before the Split-Off

After the Split-Off and Before the Mergers

After the Malone Contribution and the Mergers

LEI Exchange Ratio

The LEI Exchange Ratio equals 1.11111, subject to adjustment to reflect (i) changes in the number of outstanding shares of Liberty Entertainment common stock from March 1, 2009 through the completion of the Split-Off and LEI common stock from the completion of the Split-Off through the completion of the LEI Merger and (ii) certain grants of incentive awards during that period. See "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger—LEI Exchange Ratio" for more information about these adjustments. Any Holdings common stock issued in respect of LEI excess shares in the LEI Merger will be treated as Holdings excess shares.

Comparison of Ownership Interests

Liberty Media. The Liberty Entertainment common stock is a tracking stock of Liberty Media that is intended to track a 100% economic interest in the assets and liabilities of the Entertainment Group. The holders of Liberty Entertainment common stock currently hold, in the aggregate, 100% of the aggregate voting power and 100% of the total equity of the Liberty Entertainment common stock, allocated as follows:

	•	[ ]% voting power and [ ]% total equity held, in the aggregate, by the disinterested holders of Liberty Entertainment common stock;
	•	30.2% voting power and 4.8% total equity held, in the aggregate, by John Malone and certain affiliated persons; and
	•	the remaining [ ]% voting power and [ ]% total equity held, in the aggregate, by the other officers and directors of Liberty Media.
Liberty Media owns a 57% equity interest in DIRECTV which it attributes entirely to its Entertainment Group.

LEI. In the Split-Off, the holders of Liberty Entertainment common stock will exchange a portion of their shares for common stock of LEI, which will own all of Liberty Media's equity interest in DIRECTV, among other businesses currently attributed to the Entertainment Group. As a result, these holders will hold, in the aggregate, 100% of each of the aggregate voting power and total equity of LEI, allocated as follows:

	•	[ ]% voting power and [ ]% total equity to be held, in the aggregate, by the disinterested holders of Liberty Entertainment common stock;
	•	30.2% voting power and 4.8% total equity to be held, in the aggregate, by John Malone and certain affiliated persons; and

•	the remaining [ ]% voting power and [ ]% total equity to be held, in the aggregate, by the other officers and directors of Liberty Media.

Holdings. In the DTV Business Combination, the former holders of Liberty Entertainment common stock will exchange their common stock of LEI for common stock of Holdings, which will own 100% of DIRECTV, among other things. As a result, and after factoring in the exchange of DIRECTV stock for Holdings stock by the public holders of DIRECTV stock, the former holders of Liberty Entertainment common stock will hold, in the aggregate, 66% of the aggregate voting power and 55% of the total equity of Holdings, allocated as follows:

•	[ ]% voting power and [ ]% total equity held, in the aggregate, by the disinterested holders of Liberty Entertainment common stock;
•	24.2% voting power (as capped by the Malone Agreement) and 2.6% total equity held, in the aggregate, by John Malone and certain affiliated persons; and
•	the remaining [ ]% voting power and [ ]% total equity held, in the aggregate, by the other officers and directors of Liberty Media.
(All of the foregoing percentages are approximations based on recent share information.)

Although the same redemption ratio will apply to all holders of Liberty Entertainment common stock in the Split-Off and the same LEI Exchange Ratio will apply to all holders of LEI common stock in the DTV Business Combination, there are numerous differences in the terms of the securities to be exchanged at each step of the Transactions. Please see "—Comparison of Liberty Entertainment Common Stock, LEI Common Stock and Holdings Common Stock" and "Description of Common Stock and Comparison of Stockholder Rights" for more information about the terms of these securities.

Further, John Malone and certain affiliated persons will be the only stockholders to receive shares of Holdings Class B common stock in the DTV Business Combination. No other holders of LMDIB or LEI Series B common stock will receive high-vote shares of Holdings common stock in the DTV Business Combination. Rather, these holders will receive shares of Holdings Class A common stock. For more information on this exchange, please see "—Fairness Determination of the Boards of Directors of Liberty Media and LEI" and "Special Factors—Fairness Determinations of the Boards of Directors of Liberty Media and LEI" below.

Lastly, the other officers and directors of Liberty Media have certain interests in the DTV Business Combination. Please see "—Interests of Certain Persons" and "DTV Business Combination—Interests of Certain Persons" below.

Reasons of the Liberty Media Board for the DTV Business Combination

The Liberty Media board of directors considered a variety of factors in reaching its conclusion that the DTV Business Combination is advisable and in the best interests of Liberty Media and its stockholders, including the following material factors:

•

The DTV Business Combination would eliminate the post Split-Off public holding company structure in which LEI's principal consolidated asset will be its interest in another public company (DIRECTV), thereby avoiding the holding company discount that has historically been applied by the investment community to similar structures while also eliminating the costs of operating LEI as a separate public company.

•

That the LEI stockholders will obtain a premium for their shares in the DTV Business Combination based upon the relative market values of the Liberty Entertainment common stock and DIRECTV common stock immediately prior to the initial public announcement by Liberty Media and DIRECTV of their entrance into the Merger Agreement.

•

The opinion of Goldman, Sachs & Co. (Goldman Sachs), financial advisor to Liberty Media, rendered to the Liberty Media board that, as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of LMDIA and LMDIB who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate.

	•	The Liberty Media board's expectation that the consummation of the DTV Business Combination will generally be tax-free to LEI and its shareholders.
The Liberty Media board weighed these factors against various risks associated with the DTV Business Combination, including, among other things, the following material risks:
•

That, while the DTV Business Combination is expected to be completed, there is no assurance that all conditions to the parties' obligations to complete the transaction will be satisfied or waived, and as a result, it is possible that the transaction might not be completed.

•

The interests of Liberty Media's directors and executive officers and the interests of DIRECTV's directors and executive officers in the DTV Business Combination described under "The DTV Business Combination—Interests of Certain Persons" below.

•

That, since the number of Holdings shares to be issued in the LEI Merger is fixed, rather than based on a floating exchange ratio that accounts for fluctuations in share prices, the market value of such shares at the time they are initially issued to LEI stockholders may vary significantly from the market value of the Liberty Entertainment common stock or DIRECTV common stock on the date of the Merger Agreement, on the date of this proxy statement/prospectus, or on the date of the special meeting;

	•	That the payment of costs related to the Mergers will adversely affect the short-term operating results and cash flows of Holdings;
•

That, following the Mergers, Mr. Malone may have significant influence over corporate matters considered by Holdings and its stockholders due to his position as Holdings' Chairman of the Board and the Malones' approximate 24.2% voting power in Holdings;

•

That certain provisions of the Merger Agreement that require LEI to pay DIRECTV termination fees and expense reimbursements could deter a third party from making a competing acquisition proposal for LEI or assets of LEI, including its DIRECTV shares, or affect the structure, pricing and terms of any competing proposal made by a third party, possibly to the detriment of LEI's stockholders;

•

That the successful integration of DIRECTV's and LEI's organizations, procedures and operations may divert Holdings management's focus and resources from the core direct-to-home satellite operating business during the integration process; and

•

That the excess share provisions in the Holdings charter has the effect of placing limitations on the shares held by certain stockholders, which may make it difficult for a third party to acquire Holdings.

Fairness Determination of Boards of Directors of Liberty Media and LEI

The LEI Merger, as it relates to the holders of LEI Series B common stock other than the Malones (the Unaffiliated LEI Series B Holders), is considered a "13e-3 transaction" because the Unaffiliated LEI Series B Holders will exchange their shares of LEI Series B common stock for Holdings Class A common stock in the LEI Merger while the Malones will exchange their shares of LEI Series B common stock for Holdings Class B common stock in the Malone Contribution. As a result, under Rule 13e-3, Liberty Media and LEI are each required to consider the substantive and procedural fairness to the Unaffiliated LEI Series B Holders of the LEI Merger and the Malone Contribution. The Liberty Media board of directors determined that the transactions contemplated by the Merger Agreement (including the LEI Merger) and the Malone Agreement (including the Malone Contribution) are substantively and procedurally fair to the Unaffiliated LEI Series B Holders.

Substantive Factors. In making this determination, the Liberty Media board considered various factors, including:
•

Equivalent Economic Interest. The LEI Exchange Ratio will be the same for the LEI Series A common stock and the LEI Series B common stock, which will result in all holders of LEI common stock receiving an equivalent per share economic interest in Holdings.

• Historical Trading. The LEI Exchange Ratio represents a premium to all LEI stockholders based on historical trading prices for shares of LMDIA and LMDIB.
•

Enhanced Liquidity. The Holdings Class B common stock will not be listed on a stock exchange and will have no active trading market, while the Holdings Class A common stock will be listed on the Nasdaq Global Select Market and is expected to have a highly liquid trading market. Further, the Unaffiliated LEI Series B Holders will receive a more liquid security than they currently hold.

•

Restrictions on Class B Holders. The Holdings Class B common stock will be entirely illiquid for a prescribed period following the closing of the Transactions due to the one-year lock-up on sales and the prohibition on substantial negotiations related thereto. Further, shares of Holdings Class B common stock will not be freely convertible, at the option of the holder, into the publicly traded low-vote shares and will be subject to a right of first refusal and a redemption right, in each case, in favor of Holdings.

•

Relative Insignificance of Per Share Voting Rights. Although the Holdings Class B common stock will have a higher per share vote than the Holdings Class A common stock (15 votes versus 1 vote), the higher voting power is not meaningful in the hands of the Unaffiliated LEI Series B Holders compared with the significant voting block held by the Malones (approximately 24.2% aggregate voting power of Holdings common stock (on a capped basis)). On a pro forma basis, even if the Unaffiliated LEI Series B Holders were to receive shares of Holdings Class B common stock, this dispersed group of stockholders would collectively control only 2.2% of the aggregate voting power of Holdings common stock.

Procedural Factors. In making its fairness determination, the Liberty Media board also considered other factors, including:

•

Fairness Opinion. On May 3, 2009, Goldman Sachs, financial advisor to Liberty Media, orally rendered its opinion to the Liberty Media board, subsequently confirmed in writing, that as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of LMDIA and LMDIB who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate.

•

Ability of Non-Malone Holders to Block Transactions. The Merger Agreement includes a "majority of the minority" voting provision as a condition to the Mergers, which requires that the disinterested holders of Liberty Entertainment common stock approve the Transactions (the MOM Vote).

•

Approval of Disinterested Directors. John Malone (Chairman of the Boards of Liberty Media and DIRECTV), Evan Malone (a director of Liberty Media and the son of John Malone), Greg Maffei (CEO and a director of Liberty Media) and Robert Bennett (a director and former CEO of Liberty Media) abstained from the vote by the Liberty Media board of directors on the DTV Business Combination, as well as the Liberty Media board's determination as to the relative fairness of the Transactions to the Unaffiliated LEI Series B Holders.

Negative Factors. In addition to the foregoing positive factors which the Liberty Media board considered in making its fairness determination, the Liberty Media board also considered the following negative factors, which it viewed as insufficient to outweigh the positive factors:

•

Diminution in Per Share Voting Rights. The Unaffiliated LEI Series B Holders will receive Holdings common stock representing 14 votes per share less than the Holdings common stock to be received by the Malones in exchange for their LEI Series B shares. Following the Transactions, the Unaffiliated LEI Series B Holders will hold 0.2% of the aggregate voting power of Holdings common stock, compared with 2.6% of the aggregate voting power of the Liberty Entertainment common stock currently held by them and 2.6% of the aggregate voting power of LEI common stock expected to be held by them immediately following the Split-Off (but without giving effect to the DTV Business Combination).

•

Trading Price Differential. Shares of LMDIB have historically traded at prices that are marginally higher (less than 1% on average) than the LMDIA shares. Unaffiliated LEI Series B Holders who purchased LMDIB or LEI Series B shares in the market at a higher trading price will receive the same securities in the Transactions as holders who purchased LMDIA or LEI Series A shares for a lower trading price.

	•	Absence of a Special Committee. No special committee of the board was formed nor was any other representative retained to negotiate exclusively on behalf of the Unaffiliated LEI Series B Holders.
•

No Separate Fairness Opinion. No separate opinion of Goldman Sachs, financial advisor to Liberty Media, was rendered as to the fairness to the Unaffiliated LEI Series B Holders alone of their receipt of Holdings Class A common stock.

•

Inability of Unaffiliated LEI Series B Holders to Control MOM Vote. Although the Merger Agreement includes the MOM Vote as a condition to the Mergers, the Unaffiliated LEI Series B Holders will only exercise approximately 3.7% of the aggregate voting power of the Liberty Entertainment common stock entitled to vote on the MOM Vote. As a result, the Unaffiliated LEI Series B Holders will not control the outcome of the MOM Vote, rather the holders of LMDIA will control whether this closing condition is satisfied.

	•	Lack of Appraisal Rights. The Unaffiliated LEI Series B Holders are not entitled to appraisal rights with respect to the Transactions.

The LEI board of directors adopted the foregoing analysis in determining that the transactions contemplated by the Merger Agreement (including the LEI Merger) and the Malone Agreement (including the Malone Contribution) are substantively and procedurally fair to the Unaffiliated LEI Series B Holders.

Opinion of Financial Advisor to the Liberty Media Board

The Liberty Media board of directors retained Goldman Sachs as its financial advisor in connection with the Mergers. On May 3, 2009, Goldman Sachs orally rendered its opinion to Liberty Media's board, subsequently confirmed in writing, that as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of LMDIA and LMDIB who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate.

The full text of the written opinion of Goldman Sachs, dated May 3, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex H. Goldman Sachs provided its opinion for the information and assistance of Liberty Media's board of directors in connection with its consideration of the Mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of Liberty Entertainment common stock should vote with respect to the redemption proposal, each of the transaction proposals or any other matter. Pursuant to the terms of an engagement letter with Goldman Sachs, Liberty Media has agreed to pay Goldman Sachs a transaction fee of $5 million, payment of which is contingent upon completion of the Mergers, to reimburse Goldman Sachs for its expenses and to indemnify Goldman Sachs against certain liabilities that might arise out of its engagement.

Reasons of the DIRECTV Board for the DTV Business Combination

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the DIRECTV board of directors considered a number of factors in its deliberations. Those factors are described in "Special Factors—DIRECTV's Reasons for the DIRECTV Merger" below.

Effective Time of the Mergers

It is expected that the LEI Merger and the DIRECTV Merger will become effective on the second business day after the day on which the last condition to completing the Mergers is satisfied or, where permissible, waived or at such other time as DIRECTV and LEI may agree. See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Effective Time and Completion of the Mergers." Liberty Media anticipates that the Mergers will become effective in the fourth quarter of 2009.

Conditions to Completion of the Mergers	The obligations of LEI and DIRECTV to complete the Mergers are subject to the satisfaction or waiver of a number of conditions, including the following:
	•	the receipt of the Liberty Stockholder Approval;
•

(i) the affirmative vote of the holders of record, as of the record date for the DIRECTV special meeting, of a majority of the outstanding shares of DIRECTV common stock in favor of adoption of the Merger Agreement, and (ii) the affirmative vote, voting together as a separate class, of the holders of record, as of the record date for the DIRECTV special meeting, of a majority of the outstanding shares of DIRECTV common stock, excluding all shares of DIRECTV common stock owned by subsidiaries of Liberty Media or LEI or beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone or any director or officer of Liberty Media, in favor of the adoption of the Merger Agreement and the Malone Agreement, will have been obtained (the receipt of such requisite approvals are collectively referred to as the DIRECTV Stockholder Approval);

•	the completion of the Split-Off;
•	the approval of Nasdaq for the listing of the Holdings common stock;
•	the approval of the FCC of the DTV Business Combination;
•

receipt by DIRECTV of an opinion of Weil, Gotshal & Manges LLP to DIRECTV or receipt by Liberty Media of a private letter ruling from the IRS to the effect that the exchange of DIRECTV common stock for Holdings Class A common stock pursuant to the DIRECTV Merger will qualify as an exchange described in Section 351 of the Code;

•

receipt by Liberty Media of a private letter ruling (the Split-Off Ruling) from the IRS and receipt by Liberty Media and LEI of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that the contribution of businesses and assets to LEI in preparation for the Split-Off (the LEI Contribution) and the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code;

•

receipt by Liberty Media and LEI of an opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a)(1)(D) of the Code of, and will not cause Section 355(e) of the Code to apply to, the News Exchange (or related internal restructuring transactions);

•

if the date of the completion of the Split-Off is not the same date as the completion of the Mergers, receipt by Liberty Media and LEI of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the LEI Merger, the Malone Contribution and the DIRECTV Merger, taken together, will not cause Section 355(e) of the Code to apply to the Split-Off; and

•

receipt by Liberty Media or LEI of a private letter ruling from the IRS or receipt by LEI of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the LEI Merger and the Malone Contribution, taken together, will qualify as a reorganization under Section 368(a) of the Code and that the LEI Merger and the Malone Contribution, taken together with the DIRECTV Merger, will be treated as exchanges described in Section 351 of the Code.

If any of the foregoing conditions (other than the condition included in the sixth bullet point, which Liberty Media has no right to waive) are waived by the applicable party (or parties), Liberty Media will resolicit the approval of the holders of the Liberty Entertainment common stock of the transaction proposals before completing the DTV Business Combination.

See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Conditions to Completion of the Mergers" and "—Termination" for information on these and additional conditions to the Mergers.

Treatment of Fractional Shares

No fractional shares of Holdings common stock will be issued in connection with the LEI Merger. Instead each holder of shares of LEI common stock exchanged in the LEI Merger who would otherwise have received a fraction of a share of Holdings common stock will receive cash in an amount of such holder's pro rata share of the net proceeds from a sale by the Exchange Agent in the public market of the aggregate fractional shares of Holdings common stock to be issued in the Mergers. Because each share of DIRECTV common stock is being exchanged for one share of Holdings Class A common stock, no fractional shares are expected to arise as a result of that exchange.

Holdings Common Stock	Class A common stock, Class B common stock and Class C common stock are identical in all respects, except that:
•

Class A common stock entitles its holder to one vote per share, Class B common stock entitles its holder to fifteen votes per share, and Class C common stock does not entitle its holder to any voting rights (except as required by Delaware law and the Holdings charter);

•

the Class B common stock has consent rights with respect to (i) certain share distributions (including distributions of convertible securities of Holdings) of voting securities on Class C common stock and certain share distributions (including distributions of convertible securities of Holdings) pursuant to which the holders of Class B common stock would receive voting securities with lesser relative voting rights than those of the Class B common stock, (ii) certain charter amendments and certain recapitalizations and reclassifications pursuant to which the holders of Class C common stock would receive voting securities or the holders of Class B common stock would receive voting securities with lesser voting rights than those of the Class B common stock, and (iii) certain charter amendments, including amendments relating to the consent rights of the holders of the Holdings Class B common stock, the voting rights of the Holdings common stock, the terms for automatic conversion of the Holdings Class B common stock into Holdings Class A common stock, the terms of distributions or dividends (including share distributions), the requirement that the corporation reclassify the Holdings common stock on an equal per share basis; the exemption of the Malones and certain transferees from the terms of the provisions relating to the excess shares, the terms requiring that the consideration received in certain corporate transactions by Holdings Class B stockholders to not be less than the consideration received by Holdings Class A stockholders, Holdings' right to redeem the Holdings Class B common stock upon the death of Mr. Malone, and the terms of liquidation, dissolution or winding-up of Holdings, except that no consent of the Holdings Class B common stock will be required for Holdings to enter into certain transactions with non-affiliates of Holdings, regardless of whether such transactions would result in any amendment or change described in clauses (ii) or (iii) above; and

•

shares of Class B common stock are not convertible into shares of Class A common stock at the election of the holder; however, each share of Class B common stock will be automatically converted, upon the transfer of such share to a transferee that is not an affiliate of the transferor and is effected through a public transfer, into one share of Class A common stock. Class A common stock and Class C common stock are not convertible. For this purpose, a "public transfer" means a transfer that (i) is effected on any stock exchange, in the over-the-counter market, or on any electronic screen-based or automated securities trading market and (ii) involves a broker, dealer or market maker.

The holders of each class of Holdings common stock will be subject to an automatic transfer of their shares to a trust upon certain transfer or non-transfer events and the resultant loss of ownership rights to those shares (other than the right to receive certain proceeds upon the sale of those shares by the trust). For more information about the Holdings excess share provisions, see "—Comparison of Liberty Entertainment Common Stock and LEI Common Stock" below and "Description of Common Stock and Comparison of Stockholder Rights."

In addition, holders of Holdings Class B common stock are entitled to receive per share consideration in any business combination that is not less than the per share consideration received by the holders of Holdings Class A common stock in such business combination.

Additionally, Holdings will have the right to redeem shares of Class B common stock owned by the Malones and certain transferees upon Mr. Malone's death for a 10% premium to the market price of the Class A common stock.

No shares of Class C common stock will be issued in connection with or will be outstanding immediately following the effective time of the Mergers.
Comparison of Liberty Entertainment Common Stock, LEI Common Stock and Holdings Common Stock

The Liberty Entertainment common stock is a tracking stock of Liberty Media. Accordingly, the Liberty Entertainment common stock includes terms that are specific to a tracking stock and would not typically apply to regular common stock, such as conversion at the option of the company, redemption for stock of a subsidiary and mandatory conversion, redemption or dividend provisions upon an asset disposition. None of these tracking stock-specific terms will apply to the LEI common stock or Holdings common stock. The LEI common stock is substantially similar to the Holdings common stock except for the provisions relating to automatic conversion of high-vote shares, the redemption right on Mr. Malone's death, the number of votes attributable to the high vote stock and certain high-vote consent rights.

The Holdings charter provides for the treatment of certain shares in accordance with an excess share provision. The excess share provision is designed to prevent transfers of stock or certain non-transfer events that could cause potential adverse tax effects relating to the Split-Off. The excess share provision was included in the Holdings charter in order to induce DIRECTV to enter into the agreements relating to the DTV Business Combination and to address certain tax issues. Any Holdings excess shares will be held by a trust for the exclusive benefit of a charitable beneficiary and the stockholder whose acquisition caused the Holdings shares to be transferred to a trust and treated as excess shares will have no rights in such shares, except as to certain proceeds upon the sale by the trust of the Holdings excess shares. The Holdings excess share provision will not apply to shares of Holdings common stock received by the Malones in the Malone Contribution and certain of their transferees with respect to such shares because the Malones have agreed to transfer and standstill restrictions with DIRECTV pursuant to the Malone Agreement. The Holdings excess share provision will cease to operate, subject to certain specified exceptions, one year after the Split-Off with respect to transfers and non-transfer events that occur after such time. You should understand that this provision could have the effect of causing certain transferees to lose their rights of ownership in Holdings common stock and delaying, deferring or preventing a change of control of Holdings during the time that it is in effect.

Please see "Description of Common Stock and Comparison of Stockholder Rights" for more information.
Management of Holdings	The board of directors of Holdings from and after the time immediately prior to the Malone Contribution will be comprised of:
•

John C. Malone (Chairman of the Boards of Liberty Media and DIRECTV), Gregory B. Maffei (President and Chief Executive Officer of Liberty Media) and Paul A. Gould (a former director of Liberty Media), unless (x) any of those individuals do not serve on the LEI board immediately prior to the Malone Contribution or (y) none of those individuals qualifies as an independent director of Holdings for Nasdaq purposes, in which case, LEI will designate replacement individuals who are reasonably acceptable to Holdings (the LEI Designees);

• seven individuals that serve on the DIRECTV board immediately prior to the Malone Contribution, as designated by the DIRECTV board (the DTV Designees); and
•

one additional independent director serving on the DIRECTV board who was appointed with the approval of at least 80% of the directors then serving on the DIRECTV board, with any fractional number being rounded up to the next whole number (unless no such independent director was appointed, in which case one additional independent director may be appointed to the Holdings board following the Merger Effective Time with the approval of at least 80% of the directors then serving on the Holdings board, with any fractional number being rounded up to the next whole number).

The entire board of directors of Holdings at the effective time of the Mergers will be up for reelection at the first annual meeting of stockholders of Holdings after the effective time of the Mergers. That meeting will occur during the first full calendar year following the year in which the effective time of the Mergers occur. Pursuant to the Holdings charter, at such first annual meeting, the board of directors of Holdings will be classified into three classes, as is currently the case for the board of directors of DIRECTV. In connection with this classification of the Holdings board, the LEI Designees (or their successors) will be placed in separate classes with each LEI Designee's class designation to be made in accordance with a resolution of the LEI board to be delivered to Holdings prior to the Merger Effective Time.

In addition, immediately prior to the Malone Contribution, the Holdings board will appoint the initial members of each of the nominating and corporate governance committee and the compensation committee. Each such committee will be composed of three or four members with each such committee including a LEI Designee who qualifies as an independent director for Nasdaq purposes. Alternatively, each such committee may be composed of five members if the one additional independent director described above (i) is then serving on the Holdings board and (ii) is appointed to serve as the fifth member of such committee.

The executive officers of DIRECTV immediately prior to the effective time of the DIRECTV Merger will be the initial executive officers of Holdings. For more information on the proposed directors and executive officers of Holdings, see "Management of Holdings."

Malone Agreement	The Malone Agreement provides for the Malone Contribution. In addition, pursuant to the Malone Agreement, the Malones have agreed, subject to the terms and conditions thereof, among other things:
	•	to vote their shares of Liberty Entertainment common stock in favor of the Split-Off;
•

to limit their voting rights, only with respect to their shares of Holdings Class B common stock, to 24% of the total voting power of Holdings common stock (with any voting power attributable to such shares in excess of 24% to be voted on a pro rata basis in the same manner as the votes of the non-Malone stockholders of Holdings);

•

not to acquire any additional shares or take certain actions with respect to such acquisitions (with certain exceptions) of Liberty Entertainment common stock (only until the Split-Off), LEI common stock (until the first to occur of the effective time of the Mergers, the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof) or Holdings common stock (until the day after the first anniversary of the Split-Off or the earlier termination of the Malone Agreement in accordance with the terms thereof);

•

to restrictions on transfer and certain actions with respect to a transfer of certain shares of Liberty Entertainment Series A common stock and all of their shares of Liberty Entertainment Series B common stock (only until the Split-Off) as well as certain shares of LEI Series A common stock and all of their shares of LEI Series B common stock (until the first to occur of the effective time of the Mergers, the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof) and certain shares of Holdings Class A common stock and all of their shares of Holdings Class B common stock (until the day after the first anniversary of the Split-Off or the earlier termination of the Malone Agreement in accordance with the terms thereof);

•

to grant to Holdings a right of first refusal with respect to certain transfers of the Malones' shares of Holdings Class B common stock and to be bound by certain redemption and other provisions in the Holdings charter; and

•

that the LEI Series B options held by the Malones immediately prior to the LEI Merger will be adjusted as a result of the LEI Merger into options exercisable for shares of Holdings Class A common stock.

Liberty Agreement

Liberty Media, Holdings, DIRECTV, LEI and two wholly owned subsidiaries of Liberty Media that own its DIRECTV common stock entered into a Voting, Standstill, Non-Competition and Non-Solicitation Agreement, dated as of May 3, 2009 (the Liberty Agreement), pursuant to which Liberty Media has agreed, subject to the terms and conditions thereof, among other things:

	•	to vote shares of DIRECTV common stock controlled by Liberty Media in favor of the adoption of the Merger Agreement;
	•	not to solicit for employment (with certain exceptions) for two years after completion of the Mergers any executive officer or other member of senior management of Holdings or its subsidiaries;
•

not to hire (with certain exceptions) for two years after completion of the Mergers any individual who was an executive officer or other member of senior management of DIRECTV, the business to be transferred to LEI in connection with the Split-Off (the LEI business) or any of their subsidiaries during the twelve month period preceding the completion of the Mergers; and

•

not to compete (with certain exceptions) for three years after completion of the Mergers with the current business of DIRECTV or the LEI business and not to acquire (with certain exceptions) equity securities of Holdings, for a period of three years after the completion of the Mergers.

However, due to an existing standstill agreement between DIRECTV and Liberty Media, in connection with the votes to be taken at the DIRECTV special meeting, Liberty Media is only permitted to exercise its discretionary voting power with respect to approximately 48% of the outstanding shares of DIRECTV common stock, and Liberty Media must vote any additional shares it owns in the same manner as, and in the same proportion to, the votes of all DIRECTV stockholders other than Liberty Media.

Interests of Certain Persons

LEI.    In considering the recommendation of the Liberty Media board to vote to approve each of the transaction proposals, holders of Liberty Entertainment common stock should be aware that the executive officers and directors of Liberty Media will receive stock incentive awards with respect to Holdings common stock in exchange for the LEI stock incentive awards they receive as a result of the Split-Off. In addition, the vesting of their Holdings stock incentives will be accelerated as a result of the DTV Business Combination. This acceleration is estimated to result in Liberty Media's executive officers and directors, as of [                        ], 2009, receiving an aggregate intrinsic value of approximately $[      ] million based on the Holdings Class A common stock immediately after the completion of the Mergers trading at $ [            ], which was the closing price of DIRECTV common stock on [                        ], 2009, and assuming for this purpose that (i) the Mergers are completed on such date, (ii) that the awards are exercised immediately after the completion of the Transactions, and (iii) that the exercise price or base price, as applicable, for the underlying Liberty Entertainment stock award will be the same for the corresponding LEI award. For additional information regarding the value associated with this acceleration (including the estimated intrinsic value attributable to each such executive officer and director), see "DTV Business Combination—Interests of Certain Persons" below.

Holders of Liberty Entertainment common stock should also be aware that the executive officers and directors of Liberty Media and LEI are entitled to indemnification with respect to actions taken by them in connection with the Split-Off and the DTV Business Combination under the organizational documents of Liberty Media and LEI, as well as customary indemnification agreements to which Liberty Media or LEI, on the one hand, and these persons, on the other hand, are parties. They are further entitled to certain indemnification from Holdings pursuant to the Merger Agreement for their services up to the time of the completion of the Mergers. See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Indemnification" below.

Holders of Liberty Entertainment common stock should further be aware that three of Liberty Media's designees to the DIRECTV board of directors are expected to continue to serve as directors of Holdings following the completion of the DTV Business Combination. Currently, Liberty Media's designees are John C. Malone, Chairman of the Board of Liberty Media, Gregory B. Maffei, President and CEO of Liberty Media, and Paul A. Gould, a former director of Liberty Media. See "—Management of Holdings" above and "DTV Business Combination—Holdings Board of Directors and Management after the Mergers" below for a description of the post-Mergers composition of the Holdings board.

In addition, the Malones (including Mr. Malone, who is the Chairman of the Board of each of Liberty Media, LEI and DIRECTV and is expected to serve as the Chairman of the Board of Holdings) are the only persons receiving shares of Holdings Class B common stock in the DTV Business Combination. The Holdings Class B common stock has 15 votes per share, whereas the Holdings Class A common stock has only 1 vote per share. The shares of Holdings Class B common stock will also have limited consent rights with respect to certain share distributions and certain amendments of the Holdings charter as more fully described in "Description of Common Stock and Comparison of Stockholder Rights" below. The Malones have agreed to certain restrictions on their shares of Holdings Class B common stock as described in "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement" below.

Further, in connection with the execution of the Merger Agreement, the parties determined that the ownership by Robert R. Bennett, a director of Liberty Media and LEI, of certain Liberty Media equity securities and his acquisition or sale of those securities could affect the tax consequences of the Split-Off. To address these concerns, DIRECTV required that Liberty Media and LEI execute a letter agreement, dated as of May 3, 2009, with Mr. Bennett (the Bennett Agreement) pursuant to which Mr. Bennett agreed to specified limitations on his ability to transfer or acquire certain securities of Liberty Media, LEI and DIRECTV. In order to induce Mr. Bennett to enter into such agreement, Liberty agreed to grant immediately exercisable options to acquire 500,000 shares of LMDIA (and the contingent right to certain future grants of LMDIA options). For more information about the Bennett Agreement, see "Transaction Agreements—Agreements Relating to the DTV Business Combination—Bennett Agreement" below. The aggregate intrinsic value of the 500,000 options granted to Mr. Bennett, assuming such options were exercised immediately after the completion of the Transactions and assuming the LEI Merger was completed on [                        ], 2009, would be $[            ] . The aggregate intrinsic value has been calculated based on the application of the LEI Exchange Ratio and using certain assumptions, including that the exercise price for the underlying Liberty Entertainment stock award will be the same for the corresponding LEI award and that the stock price for Holdings Class A common stock immediately after the completion of the Mergers is $[            ], which was the closing price of DIRECTV common stock on [                        ], 2009.

As of July 31, 2009, Liberty Media's executive officers and directors (including Mr. Malone) beneficially owned shares of Liberty Entertainment common stock representing in the aggregate approximately 36.4% of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock. However, these shares may not be voted in connection with any of the transaction proposals.

Except as described above, the DTV Business Combination will have no effect on any employment or similar arrangements to which Liberty Media's and LEI's officers and directors are party.
The Liberty Media board was aware of these interests and considered them when approving each of the transaction proposals.

DIRECTV.    In considering the recommendation of the Liberty Media board to vote to approve each of the transaction proposals, holders of Liberty Entertainment common stock should also be aware that members of the DIRECTV board of directors and members of DIRECTV's executive management have relationships, agreements or arrangements that provide them with interests in the DTV Business Combination that may be in addition to or differ from those of the holders of Liberty Entertainment common stock, including, among other things: (i) the continued employment by Holdings as its executive officers of DIRECTV's executive officers and the continued service to Holdings as its directors of DIRECTV's directors; (ii) the indemnification of officers and directors of Liberty, LEI and DIRECTV by Holdings for their services as such up to the time of completion of the Mergers; (iii) the treatment of equity awards held by directors of DIRECTV in the Mergers (including the acceleration and survival of equity awards such persons may have that relate to LEI common stock); and (iv) the fact that John C. Malone, and Gregory Maffei, members of the DIRECTV board of directors, and Mark Carleton, a member of the DIRECTV board of directors at the time the Merger Agreement was signed, are the Chairman, President and CEO and a Senior Vice President, respectively, of Liberty Media, which currently beneficially owns 57% of the outstanding common stock of DIRECTV.

The Liberty Media board was aware of these interests and considered them when approving each of the transaction proposals.
Material U.S. Federal Tax Consequences of the LEI Merger and the Malone Contribution

The LEI Merger and the Malone Contribution are conditioned upon the receipt by Liberty Media or LEI of a private letter ruling from the IRS, or the receipt by LEI of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in each case to the effect that the LEI Merger and the Malone Contribution, taken together, will qualify as a tax-free transaction to the holders of LEI common stock (except with respect to cash received in lieu of fractional shares) for U.S. federal income tax purposes under Section 368(a) of the Code and, together with the DIRECTV Merger, under Section 351 of the Code.

Termination; Fees Payable

DIRECTV and LEI may jointly agree to terminate the Merger Agreement at any time. Either DIRECTV or LEI may also terminate the Merger Agreement in various circumstances, including failure to receive the required stockholder approvals or certain regulatory approvals. LEI or DIRECTV may also terminate the Merger Agreement if the DIRECTV board of directors effects a change in its recommendation or the Liberty Media board of directors effects a change in its recommendation, respectively, or if the other party breaches certain of its obligations in the Merger Agreement and does not timely cure such breach. In addition, LEI has the right to terminate at any time after the second business day following the date on which Liberty Media provides written notice to DIRECTV that Liberty Media has received the Split-Off Ruling from the IRS (together with a copy of such ruling), unless prior to such time DIRECTV has delivered to Liberty Media (i) written notice that the ruling(s) as to certain specified tax matters are reasonably acceptable to DIRECTV, (ii) a written waiver of a related condition to closing, or (iii) an officer's certificate to the effect that DIRECTV has received an opinion of its tax counsel with respect to such specified tax matters and the receipt of such ruling(s) is waived by DIRECTV as a condition to the completion of the Merger and replaced with a different condition regarding an absence of a change in applicable law.

In some circumstances, including those involving a change in the Liberty Media board's recommendation in favor of the Split-Off and the Merger Agreement or a third party acquisition proposal, LEI may become obligated to pay DIRECTV a termination fee of $450 million and an expense reimbursement of up to $10 million. LEI may also be obligated to pay DIRECTV the same termination fee and expense reimbursement if the Merger Agreement is terminated because the Liberty Stockholder Approval is not obtained and a third party acquisition proposal is made prior to such termination and (i) within nine months of the termination Liberty Media or LEI enters into a third party acquisition proposal and the transactions contemplated by the acquisition proposal are consummated or (ii) Liberty Media or LEI otherwise consummates an acquisition proposal within nine months of the termination. LEI may also be obligated to pay DIRECTV the expense reimbursement if a third party acquisition proposal is made known and the requisite Liberty Stockholder Approval is not obtained.

In some circumstances, including those involving a change in the DIRECTV board's recommendation in favor of the Merger Agreement or a third party acquisition proposal, DIRECTV may become obligated to pay a termination fee to LEI of $450 million and an expense reimbursement of up to $10 million. DIRECTV may also be obligated to pay LEI the same termination fee and expense reimbursement if the Merger Agreement is terminated because the DIRECTV Stockholder Approval is not obtained and a third party acquisition proposal is made prior to such termination and (i) within nine months of the termination DIRECTV enters into a third party acquisition proposal and the transactions contemplated by the acquisition proposal are consummated or (ii) DIRECTV otherwise consummates an acquisition proposal within nine months of the termination. DIRECTV may also be obligated to pay LEI the expense reimbursement if a third party acquisition proposal is made known and the requisite DIRECTV Stockholder Approval is not obtained.

Appraisal or Dissenters' Rights	Under Delaware law, neither the holders of shares of Liberty Entertainment common stock nor the holders of LEI common stock will be entitled to appraisal rights in connection with the Mergers.
Regulatory Matters

Pursuant to the Communications Act, the transfer of control of a company holding or controlling FCC licenses requires prior FCC approval. DIRECTV and its subsidiaries directly or indirectly hold or control various classes of FCC licenses. As a result of the Split-Off, control of DIRECTV and its subsidiaries will pass from Liberty Media to LEI, and transfer of control of the satellite and earth station licenses held by DIRECTV and its subsidiaries was approved by the FCC in an order released on April 9, 2009. The FCC also consented to such transfer of certain wireless licenses in April and May 2009. The DTV Business Combination will result in another transfer of control over DIRECTV and its subsidiaries. On May 21, 2009, Liberty Media and Holdings filed applications for FCC consent to the transfer of control over the DIRECTV licenses and other authorizations in connection with the DTV Business Combination. The DTV Business Combination cannot be completed until the companies have received the approvals of the FCC, which the parties anticipate receiving in the second half of 2009.

Exchange Agent, Transfer Agent and Registrar for the Shares	Computershare Trust Company, N.A., P.O. Box 43102, Providence, Rhode Island 02940.
Stock Exchange Listings

There is currently no public market for Holdings common stock. Holdings will apply to list its Class A common stock on the Nasdaq Global Select Market under DIRECTV's current symbol "DTV." The Class B common stock of Holdings will not be listed on any stock exchange or automated dealer quotation system.

Recommendation of the Liberty Media Board

The Liberty Media board has approved and declared advisable each of the transaction proposals, and the transactions contemplated thereby, and recommends that you vote "FOR" each of the transaction proposals.

Risk Factors	In considering whether to vote in favor of each of the transaction proposals, stockholders should consider a number of risks and uncertainties including, among others:
	•	those relating to the LEI Exchange Ratio and the post-closing market value of the shares of Holdings common stock;
	•	those relating to Mr. Malone's post-closing influence over corporate matters considered by Holdings;
	•	those relating to the parties' ability to complete the DTV Business Combination; and
	•	those relating to the deterrence of a third party from making a competing offer.

Please see "Risk Factors" starting on page 51 for a discussion of these risks and others that should be considered in connection with each of the transaction proposals and an investment in Holdings common stock.

 Comparative Per Share Market Price and Dividend Information

  Liberty Media Market Price

        The following table sets forth the range of high and low sales prices of shares of Liberty Entertainment common stock on the Nasdaq Global Select Market since its initial issuance in March 2008.

	Liberty Entertainment
	Series A (LMDIA)		Series B (LMDIB)
	High	Low	High	Low
2008
First quarter (beginning March 4)	$27.07	19.65	26.51	20.46
Second quarter	$27.48	22.12	27.41	22.46
Third quarter	$28.64	22.33	28.95	22.48
Fourth quarter	$25.26	9.47	24.95	9.69
2009
First quarter	$20.94	16.03	20.10	15.25
Second quarter	$27.07	19.54	27.23	19.58
Third quarter (through August 25)	$28.72	$24.68	$28.79	$24.43

        As of December 11, 2008, the last trading day prior to the public announcement of the Liberty Media board's intention to seek the approval of the Liberty Entertainment stockholders to effect the Split-Off, LMDIA closed at $12.16 and LMDIB closed at $12.24. As of May 1, 2009, the last trading day prior to the public announcement of the DTV Business Combination, LMDIA closed at $24.33 and LMDIB closed at $24.70. As of [                        ], 2009, the most recent practicable date prior to the mailing of this proxy statement/prospectus, LMDIA closed at $[                        ] and LMDIB closed at $ [                        ].

  DIRECTV Market Price

        DIRECTV common stock is publicly traded on the Nasdaq Global Select Market under the symbol "DTV." Prior to December 3, 2007, DIRECTV common stock was publicly traded on the New York Stock Exchange, or NYSE, under the symbol "DTV." The following table sets forth for the quarters indicated the high and low sales prices for DIRECTV common stock, as reported on the

NYSE Composite Tape for the period January 1, 2007 to December 2, 2007 and the Nasdaq Global Select Market for the period December 3, 2007 onwards.

	DTV
	High	Low
2007
First quarter	$26.09	21.65
Second quarter	$24.77	22.10
Third quarter	$25.46	20.73
Fourth quarter	$27.73	22.68
2008
First quarter	$26.82	18.20
Second quarter	$29.10	24.26
Third quarter	$28.83	23.65
Fourth quarter	$26.52	17.70
2009
First quarter	$24.28	18.81
Second quarter	$26.00	21.47
Third quarter (through August 25)	$26.51	$22.81

        As of May 1, 2009, the last trading day prior to the public announcement of the DTV Business Combination, DTV closed at $24.57. As of [                        ], 2009, the most recent practicable date prior to the mailing of this proxy statement/prospectus, DTV closed at $ [                        ].

  Dividends

        Liberty Media.    Liberty Media has never paid cash dividends on any series of its common stock. All decisions regarding payment of dividends by Liberty Media are made by its board of directors, from time to time, in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit its payment of dividends.

        LEI.    LEI has no present intention to pay cash dividends on its stock. All decisions regarding payment of dividends by LEI will be made by its board of directors, from time to time, in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit its payment of dividends.

        DIRECTV.    DIRECTV has never paid cash dividends on its common stock. Subject to the preferential and other dividend rights of any outstanding series of preferred stock, holders of DIRECTV common stock will be entitled to such dividends and other distributions in cash, stock or property of DIRECTV as may be declared by the board of directors from time to time out of assets or funds of DIRECTV legally available.

        Holdings.    Holdings has no present intention to pay cash dividends on its stock. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, dividends may be declared by the board of directors and paid on the common stock out of the assets of Holdings that are by law available therefor at such times and in such amounts as the board in its discretion will determine.

RISK FACTORS

        In addition to the other information contained in, incorporated by reference in or included as an Annex to this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote to approve the proposals.

        The risk factors described in this section have been separated into two groups:

  •
  risks that relate to the Split-Off, which include risks relating to an investment in LEI and the capital structure of LEI and risks relating to LEI's ownership of an interest in DIRECTV following the Split-Off assuming the DTV Business Combination is not completed immediately following the Split-Off or at all; and

  •
  risks that relate to the DTV Business Combination, which include risks relating to the Mergers and risks relating to an investment in Holdings and the capital structure of Holdings.

        The risks described below and elsewhere in this proxy statement/prospectus are not the only ones that relate to the Split-Off, an investment in LEI, the DTV Business Combination and an investment in Holdings. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on LEI, Holdings or an investment in their respective common stock. Past financial performance may not be a reliable indicator of future performance and historical trends may not foretell results or trends in future periods especially given the current economic environment.

        If any of the events described below were to occur, the businesses, prospects, financial condition, results of operations and/or cash flows of LEI or Holdings could be materially adversely affected. In any such case, the price of any or all of the LEI common stock or Holdings common stock could decline, perhaps significantly.

        For the purposes of the risk factors relating to the Split-Off enumerated below, unless the context otherwise indicates, we have assumed that the redemption proposal is approved and that the Split-Off has been completed but the DTV Business Combination has not occurred. For the purposes of the risk factors relating to the DTV Business Combination enumerated below, unless the context otherwise indicates, we have assumed that each of the proposals is approved and that the DTV Business Combination has been completed. The risk factors under the heading "—Factors Relating to DIRECTV" have been drawn from the most recent public filings made by DIRECTV.

Factors Relating to the Split-Off

        The Split-Off could result in significant tax liability.    Liberty Media has requested a private letter ruling from the IRS to the effect that, among other things, the Split-Off will qualify as a tax-free distribution for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The Split-Off is conditioned upon the receipt by Liberty Media of such private letter ruling and the receipt by Liberty Media and LEI of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Liberty Media, to the effect that, among other things, the Split-Off will qualify as a tax-free transaction to Liberty Media and to the holders of Liberty Entertainment common stock (except with respect to the receipt of cash in lieu of fractional shares) for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

        Although a private letter ruling relating to the qualification of the Split-Off under Sections 355 and 368(a)(1)(D) of the Code will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and certain assumptions. Also, as part of the IRS's general policy with respect to rulings on split-off transactions under Section 355 of the Code, a private letter ruling obtained by Liberty Media will not represent a determination by the IRS that certain requirements which are necessary to obtain tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code have been satisfied. Rather, such private letter ruling will be based upon representations by Liberty Media that these requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling. As a result of this IRS policy, Liberty Media has made it a condition to the Split-Off that Liberty Media and LEI obtain the opinion of counsel described above. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by Liberty Media and LEI. Any inaccuracy in the representations or assumptions upon which such tax opinion is based, or failure by Liberty Media or LEI to comply with any undertakings made in connection with such tax opinion, could alter the conclusions reached in such opinion. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS and a court could sustain such a challenge.

        Even if the Split-Off otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, the Split-Off would result in a significant U.S. federal income tax liability to Liberty Media (but not holders of Liberty Entertainment common stock) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media or LEI (including indirectly through acquisitions of Holdings common stock) as part of a plan or series of related transactions that includes the Split-Off. Current law generally creates a presumption that any acquisition of the stock of Liberty Media or LEI within two years before or after the Split-Off is part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Liberty Media does not expect that the DTV Business Combination, by itself, will cause Section 355(e) of the Code to apply to the Split-Off and, as part of the private letter ruling process, will seek certain rulings from the IRS regarding the manner in which certain other transactions are taken into account for these purposes. Further, if the DTV Business Combination is not consummated on the date the Split-Off occurs, the DTV Business Combination is conditioned upon the receipt by Liberty Media and LEI of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Liberty Media, to the effect that the DTV Business Combination will not cause Section 355(e) to apply to the Split-Off. Such opinion of counsel will be based on certain representations and assumptions, and as discussed above, will not be binding on the IRS or the courts. Further, notwithstanding such opinion, Liberty Media, LEI or Holdings might inadvertently cause or permit a prohibited change in the ownership of Liberty Media or LEI to occur, thereby triggering a tax liability to Liberty Media. If the Split-Off is determined to be taxable to Liberty Media, Liberty Media would recognize gain equal to the excess of the fair market value of the LEI common stock held by it immediately before the Split-Off over Liberty Media's tax basis therein.

        If it is subsequently determined, for whatever reason, that the Split-Off does not qualify for tax-free treatment, Liberty Media and/or the holders of Liberty Entertainment common stock immediately prior to the Split-Off could incur significant tax liabilities. Under its tax sharing agreement with LEI, Liberty Media, its subsidiaries and certain related persons will be entitled to indemnification, not limited in amount or subject to any cap, from LEI (and following the DTV Business Combination, Holdings) for any losses and taxes resulting from the failure of the Split-Off to be a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code, except for any such losses and taxes that (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty Media, (ii) result from the Liberty Entertainment common stock not being treated as stock of Liberty Media for U.S. federal income tax purposes, or (iii) result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest in the stock of Liberty Media. For a more complete discussion of the requested private letter ruling, the tax opinion and the tax consequences if the Split-Off is not tax-free, please see "Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences of the Split-Off."

        Liberty Media may have a significant indemnity obligation to News Corporation, which is not limited in amount or subject to any cap, if the News Exchange or certain restructuring transactions related to the News Exchange are treated as taxable transactions as a result of the Split-Off.    Liberty Media entered into a tax matters agreement with News Corporation in connection with the News Exchange, pursuant to which Liberty Media agreed, among other things, to indemnify News Corporation, its affiliates and certain related persons for taxes resulting from actions taken by Liberty Media or its affiliates that cause the News Exchange (or related restructuring transactions) not to qualify as tax-free transactions described in Sections 355 and/or 368(a)(1)(D) of the Code. Liberty Media's indemnification obligations to News Corporation, its affiliates and certain related persons are not limited in amount or subject to any cap. If Liberty Media is required to indemnify News Corporation, its affiliates and certain related persons under the circumstances set forth in the tax matters agreement, Liberty Media may be subject to substantial liabilities. Under Liberty Media's tax sharing agreement with LEI, LEI (and following the DTV Business Combination, Holdings) will be required to reimburse Liberty Media for its indemnification obligations to News Corporation under specified circumstances. For more information about LEI's and Holdings' indemnity obligations, see "—LEI (and following the DTV Business Combination, Holdings) may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off, the News Exchange or certain restructuring transactions related to the News Exchange are treated as taxable transactions" below.

        It is a condition to the Split-Off that Liberty Media and LEI will have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that for U.S. federal income tax purposes, the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a)(1)(D) of the Code of, and will not cause Section 355(e) of the Code to apply to, the News Exchange or any of the internal distributions of the stock of Greenlady Corp. that were effected by subsidiaries of News Corporation in connection with the News Exchange. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may rely upon factual representations and assumptions, as well as certain undertakings made by Liberty Media and LEI. Any inaccuracy in the representations or assumptions upon which such tax opinion is based, or failure by Liberty Media or LEI to comply with any undertakings made in connection with such tax opinion, could alter the conclusions reached in such opinion. Opinions of counsel are not binding on the IRS or the courts, and neither Liberty Media nor LEI has requested a ruling from the IRS as to the effect, if any, that the Split-Off would have on the News Exchange (or any related restructuring transactions). Therefore, there can be no assurance that the IRS or any court will agree with the conclusions in such opinion. If Liberty Media is required to indemnify News Corporation, its affiliates and certain related persons under the circumstances set forth in the tax matters agreement, LEI (and following the DTV Business Combination, Holdings), pursuant to the tax sharing agreement with Liberty Media, or Liberty Media may be subject to substantial liabilities, which could materially adversely affect its or their financial position.

        LEI (and following the DTV Business Combination, Holdings) may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off, the News Exchange or certain restructuring transactions related to the News Exchange are treated as taxable transactions.    In the tax sharing agreement with Liberty Media, LEI (and following the DTV Business Combination, Holdings) must indemnify Liberty Media, its subsidiaries and certain related persons for any losses and taxes of Liberty Media and its subsidiaries, resulting from (and in the case of clause (iii), resulting primarily from, individually or in the aggregate) (i) the failure of the Split-Off to be a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code (except for any such losses and taxes that (x) result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty Media, (y) result from the Liberty Entertainment common stock not being treated as stock of Liberty Media for U.S. federal income tax purposes, or (z) result from Section 355(e) of the

Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest in the stock of Liberty Media), (ii) Section 355(e) of the Code applying to the News Exchange or to any of the internal distributions of the stock of Greenlady Corp. that were effected by subsidiaries of News Corporation in connection with the News Exchange as a result of the Split-Off, any actions taken by LEI or its subsidiaries following the Split-Off, or any change in ownership (by vote or value) of LEI stock following the Split-Off (except to the extent that such losses or taxes result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty Media), or (iii) any breach by LEI of certain covenants (applicable to actions or failures to act by LEI and its subsidiaries following the completion of the Split-Off) that relate to the qualification of the News Exchange and related restructuring transactions as tax-free transactions. LEI's (and following the DTV Business Combination, Holdings') indemnification obligations to Liberty Media, its subsidiaries and certain related persons are not limited in amount or subject to any cap. If LEI or Holdings are required to indemnify Liberty Media, its subsidiaries or certain related persons under the circumstances set forth in the tax sharing agreement, LEI and/or Holdings may be subject to substantial liabilities, which could materially adversely affect its, or their, financial position.

        LEI and Holdings may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.    In the tax sharing agreement, LEI (and following the DTV Business Combination, Holdings) will covenant not to take any action, or fail to take any action, following the Split-Off which action or failure to act is inconsistent with the Split-Off or the News Exchange qualifying for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. Further, the tax sharing agreement will require that LEI (and, following the DTV Business Combination, Holdings) generally indemnify Liberty Media for any taxes or losses incurred by Liberty Media resulting from breaches of such covenants or resulting from Section 355(e) of the Code applying to the Split-Off because of acquisitions of a 50-percent or greater interest in LEI that are part of a plan that includes the Split-Off (as described below). As a result, LEI and, following the DTV Business Combination, Holdings might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the tax-free treatment of the Split-Off and the News Exchange.

        In particular, LEI and Holdings might determine to continue to operate certain of its business operations for the foreseeable future even if a liquidation or sale of such business might have otherwise been advantageous. Moreover, in light of the DTV Business Combination as well as certain other transactions that might be treated as part of a plan that includes the Split-Off for Section 355(e) purposes (as discussed above), LEI and Holdings might determine to forgo certain transactions, including share repurchases, stock issuances, asset dispositions or other strategic transactions for some period of time following the DTV Business Combination so as not to run afoul of the 50-percent limitation. Liberty Media is seeking a ruling from the IRS to the effect that Holdings' open market purchases of its shares following the DTV Business Combination would not be taken into account in calculating whether a 50-percent or greater indirect interest in LEI has been acquired as part of a plan that includes the Split-Off. However, there can be no assurance that Liberty Media will obtain such ruling. In addition, LEI's and Holdings' potential indemnity obligation under the tax sharing agreement might discourage, delay or prevent a change of control transaction for some period of time following the Split-Off.

        The combined market value of the LEI common stock and the Liberty Entertainment common stock outstanding after the completion of the Split-Off may not equal or exceed the current market value of the existing Liberty Entertainment common stock.    Although Liberty Entertainment common stock has been publicly traded since the March 2008 reclassification, there is no public market for LEI common stock. Because, among other things, LEI common stock will be a security of LEI, rather than a security of Liberty Media, there can be no assurance that the public market for LEI common stock will be similar to the public market for the Liberty Entertainment common stock. Ultimately, the value of each share of LEI common stock will be principally determined in the trading markets and could be influenced by many factors, including investor's perceptions as to the likelihood of the DTV Business Combination being consummated, the operations of LEI's subsidiaries and business affiliates, investors' expectations of LEI's prospects, the degree to which securities analysts follow LEI, any financial estimates by securities analysts, trends and uncertainties affecting the industries in which LEI or its affiliates compete, future issuances and repurchases of LEI common stock and general economic and other conditions. The combined trading value of the LEI common stock and the un-redeemed portion of the Liberty Entertainment common stock outstanding after the completion of the Split-Off could be higher or lower than the trading value of the existing Liberty Entertainment common stock, and we are unable to estimate whether any such difference, whether favorable or unfavorable, will be material.

        After the Split-Off, LEI may be controlled by one principal stockholder.    John C. Malone currently beneficially owns shares of Liberty Entertainment common stock (excluding exercisable stock options) representing approximately 30.2% of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock as of July 31, 2009. Following the completion of the Split-Off, Mr. Malone is expected to beneficially own shares of LEI common stock (excluding exercisable stock options) representing up to approximately 30.2% of LEI's voting power, based upon the redemption ratio and his beneficial ownership of Liberty Entertainment common stock as of July 31, 2009 (as reflected under "Management of LEI—Pro Forma Security Ownership of Management" below). By virtue of Mr. Malone's voting power in LEI (together with the supermajority voting provisions and Series B consent rights included in LEI's charter) as well as his position as LEI's Chairman of the Board, Mr. Malone may be deemed to control LEI's operations. Mr. Malone's rights to vote or dispose of his equity interest in LEI will not be subject to any restrictions in favor of LEI other than as may be required by applicable law, except for customary transfer restrictions pursuant to incentive award agreements and as contemplated by the Malone Agreement. Until the first to occur of the day immediately following the one-year anniversary of the Split-Off and the termination of the Merger Agreement, under the Malone Agreement, Mr. Malone will be subject to certain restrictions on the voting and disposition of his LEI shares. See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement."

Factors Relating to LEI

        LEI does not have the right to control DIRECTV or GSN, which means LEI will not be able to cause those businesses to operate in a manner that may be preferred by LEI.    Although LEI may exercise influence over the management and policies of DIRECTV and GSN, LEI does not have the right to control the businesses or affairs of these two significant investments. Even though LEI owns a majority stake in DIRECTV, by agreement with DIRECTV, it effectively will exercise the voting rights associated with approximately 48% of DIRECTV's common stock. With respect to GSN, even though LEI owns a majority stake in GSN, by agreement with GSN and Sony, LEI's rights take the form of representation on the board of managers and possession of veto rights over significant or extraordinary actions. Although LEI's rights may enable it to prevent the sale of material assets or prevent the investee from paying dividends or making distributions to its stockholders or partners, these rights will not enable LEI to cause these actions to be taken.

        Because LEI does not control the business management practices of DIRECTV, LEI relies on DIRECTV for the financial information that LEI uses in accounting for its ownership interest in DIRECTV.    Due to certain governance arrangements with DIRECTV, LEI does not control DIRECTV's decision-making process or business management practices, within the meaning of U.S. accounting rules. As a result, LEI accounts for its 57% ownership interest in DIRECTV using the equity method of accounting and records its share of DIRECTV's net income or loss in LEI's financial statements. LEI relies on DIRECTV to timely provide LEI with financial information prepared in accordance with generally accepted accounting principles, which LEI uses in the application of the equity method. In addition,

LEI cannot change the way in which DIRECTV reports its financial results. LEI's management did not participate in the creation of, and has no oversight authority as to, DIRECTV's internal controls or procedures.

        Following the Split-Off, LEI may not report operating income or net earnings, which could materially and adversely affect the market price of LEI common stock.    LEI's combined financial statements report operating income of $14.2 million and $10.5 million for the six months ended June 30, 2009 and the year ended December 31, 2008, respectively, yet LEI's combined financial statements report an operating loss of $20.2 million for the year ended December 31, 2007. In light of its historical financial performance, no assurance can be made that LEI will report operating income or net earnings in the near future or at all. Failure to produce profitability in future periods may materially and adversely affect the market price of LEI common stock.

        LEI could be unable in the future to obtain cash in amounts sufficient to service its debt.    As of June 30, 2009, LEI had outstanding approximately $2 billion principal amount of debt. This debt (the Greenlady Debt), which was incurred in connection with Liberty Media's incremental acquisition of DIRECTV shares in April 2008, is secured by (x) a pledge of the put components of a "cashless collar" transaction (consisting of a series of 6 puts and calls) Liberty Media effected with an affiliate of the bank holding such debt on 98.75 million shares of DIRECTV common stock and (y) a pledge of 170 million shares of DIRECTV common stock. The Greenlady Debt amortizes over a period commencing in 2009 and ending in 2012. LEI's ability to meet this financial obligation will depend upon its ability to access cash. LEI's sources of cash include certain credit facilities, its available cash balances, net cash from operating activities, distributions from its investees, borrowings against its DIRECTV shares not otherwise encumbered, proceeds from equity issuances and proceeds from asset sales (subject to the restrictions contained in the Merger Agreement so long as it remains in effect). Each of Liberty Media and DIRECTV will provide a credit facility which will provide funds for LEI to repay scheduled maturities and certain other amounts that may become due under the Greenlady Debt. The Liberty Media credit facility will be available to LEI prior to the Split-Off, and the DIRECTV credit facility will be available to LEI only after the Split-Off. The Liberty Media credit facility will terminate, and be repayable with borrowings under the DIRECTV credit facility, at the time of the Split-Off unless the Merger Agreement has previously been terminated. If the Merger Agreement has previously terminated, the Liberty Media credit facility will mature on May 3, 2011. Borrowings under the DIRECTV credit facility are subject to certain conditions, including that the Merger Agreement has not been terminated. Were the Merger Agreement to be terminated after the Split-Off, the DIRECTV credit agreement would become immediately due and payable. Absent the ability to borrow under the Liberty Media credit facility or the DIRECTV credit facility, there are no assurances that LEI will have access to sufficient cash to service or refinance its debt obligations, absent borrowings against or sales of its unencumbered DIRECTV shares or other assets. Were LEI to default under the Greenlady Debt, the bank holding this debt could accelerate its maturity after the expiration of any required grace period, set-off any amount due to LEI from the bank's affiliate under the collar transaction and make up any short-fall in principal amount through the sale of the pledged DIRECTV shares. For more information about the Liberty Media and DIRECTV credit facilities, see "Transaction Agreements—Agreements Relating to the DTV Business Combination" below.

        LEI's historical financial information may not be representative of LEI's results as a separate company.    The historical financial information included in this proxy statement/prospectus for LEI may not necessarily reflect what LEI's results of operations, financial condition and cash flows would have been had LEI been a separate, stand-alone entity pursuing independent strategies during the periods presented.

        LEI will depend on a limited number of potential customers for carriage of its programming.    The cable television industry has been undergoing a period of consolidation. As a result, the number of potential buyers of the video programming offered by LEI's programming subsidiaries and business affiliates is decreasing. In this more concentrated market, there can be no assurance that LEI's subsidiaries and business affiliates will be able to obtain or maintain carriage of their video programming by cable and direct-to-home (DTH) satellite providers on commercially reasonable terms or at all. LEI will not have any right to participate in DIRECTV's programming choices or channel allocations.

        Rapid technological advances could render the products and services offered by LEI's subsidiaries and business affiliates obsolete or non-competitive.    LEI's subsidiaries and business affiliates must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their services. These subsidiaries and business affiliates must be able to incorporate new technologies into their products in order to address the needs of their customers. There can be no assurance that they will be able to compete with advancing technology, and any failure to do so could result in customers seeking alternative service providers, thereby adversely impacting LEI's revenue and operating income.

        Certain of LEI's subsidiaries and business affiliates depend on their relationships with third party distribution channels, suppliers and advertisers and any adverse changes in these relationships could adversely affect LEI's results of operations.    An important component of the success of LEI's subsidiaries and business affiliates will be their ability to maintain their existing, as well as build new, relationships with third party distribution channels, suppliers and advertisers, among other parties. Adverse changes in existing relationships or the inability to enter into new arrangements with these parties on favorable terms, if at all, could negatively impact LEI's revenue, ability to acquire quality programming content and operating margins.

        Adverse events or trends in the industries in which LEI's subsidiaries and business affiliates operate could adversely affect its results of operations.    In general, LEI's subsidiaries and business affiliates could be sensitive to trends and events that are outside their control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending and natural or other disasters, among other adverse events and trends, could decrease LEI's revenue and/or increase LEI's expenses.

        LEI's businesses are subject to risks of adverse government regulation.    Programming services, cable television systems, the Internet and providers of DTH services are subject to varying degrees of regulation in the United States by the FCC and other entities and in foreign countries by similar entities. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. Moreover, substantially every foreign country in which LEI's subsidiaries or business affiliates will have, or may in the future make an investment, regulates, in varying degrees, the distribution, content and ownership of programming services and foreign investment in programming companies and wireline and wireless cable communications, satellite services and the Internet. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that LEI's subsidiaries and business affiliates will not become subject to increased expenses or more stringent restrictions as a result of any future legislation, new regulation or deregulation.

        LEI and certain of its subsidiaries, including DIRECTV, are subject to additional FCC conditions.    In connection with approving the acquisition of an ownership interest in DIRECTV by a Liberty Media subsidiary in February 2008, the FCC imposed a number of regulatory conditions on Liberty Media, its subsidiaries, and DIRECTV. More specifically, the FCC imposed program carriage conditions, intended to prevent discrimination against unaffiliated programmers, program access conditions, intended to ensure non-discriminatory access to programming, and other conditions, including the elimination of overlapping attributable interests in cable and satellite distribution systems in Puerto Rico by February 2009. In order to comply with the FCC's condition regarding overlapping attributable interests in cable and satellite distribution systems in Puerto Rico, effective February 25, 2009, DIRECTV placed its interests in the Puerto Rico system into a trust and appointed a trustee who is required to oversee the management and operation of the system in accordance with a trust agreement that has been submitted to the FCC.

        The success of certain of LEI's subsidiaries and business affiliates whose businesses involve the Internet depends on maintaining the integrity of their systems and infrastructure.    A fundamental requirement for online communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. If the security measures of any of LEI's subsidiaries or business affiliates engaged in online communications were to be compromised, it could have a detrimental effect on their reputation and adversely affect their ability to attract web traffic.

        Computer viruses transmitted over the Internet have significantly increased in recent years, thereby increasing the possibility of disabling attacks on and damage to websites of LEI's subsidiaries and business affiliates whose businesses will be dependent on the Internet. In addition, certain of LEI's subsidiaries and business affiliates rely on third-party computer systems and service providers to facilitate and process a portion of their transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair the ability of these subsidiaries and business affiliates to process transactions for their customers and the quality of service they can offer to them.

        The success of certain of LEI's subsidiaries and business affiliates depends on audience acceptance of their programs and programming services which is difficult to predict.    Entertainment content production is an inherently risky business because the revenue derived from the production and distribution of a cable program depends primarily upon its acceptance by the public, which is difficult to predict. The commercial success of a cable program depends on the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, many of which are difficult to predict. Audience sizes for cable programming are important factors when cable and DTH satellite video providers negotiate affiliation agreements with cable programmers and, in the case of cable programming, when advertising rates are negotiated. Consequently, low public acceptance of cable programs could hurt the ability of LEI's subsidiaries and business affiliates to maintain rates charged to affiliates, subscribers and advertisers.

        No assurance can be made that LEI will be successful in integrating any acquired businesses.    LEI's businesses and those of its subsidiaries may grow through acquisitions (apart from the DTV Business Combination) in selected markets. Integration of new businesses may present significant challenges, including: realizing economies of scale in programming and network operations; eliminating duplicative overheads; and integrating networks, financial systems and operational systems. No assurances can be made that, with respect to any acquisition, LEI will realize anticipated benefits or successfully integrate any acquired business with its existing operations. In addition, while LEI intends to implement appropriate controls and procedures as it integrates acquired companies, LEI may not be able to certify as to the effectiveness of these companies' disclosure controls and procedures or internal control over financial reporting (as required by U.S. federal securities laws and regulations) until LEI has fully integrated them.

        If, following the Split-Off, LEI is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or LEI's internal control over financial reporting is not effective, the reliability of LEI's financial statements may be questioned and LEI's stock price may suffer.    Section 404 of the Sarbanes- Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, LEI will be required to document and test its internal control procedures; LEI's management will be required to assess and issue a report concerning LEI's internal control over financial reporting; and LEI's independent auditors will be required to issue an attestation regarding its internal control over financial reporting. LEI's compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of its Annual Report on Form 10-K for the fiscal year ending December 31, 2010. Although LEI does not expect the annual costs to comply with Section 404 to be significant (based on its preliminary assessments), the rules governing the standards that must be met for LEI's management to assess its internal control over financial reporting are complex, subject to change, and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, LEI's management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If LEI's management cannot favorably assess the effectiveness of its internal control over financial reporting when it's required to do so or LEI's auditors identify material weaknesses in its internal control, investor confidence in LEI's financial results may weaken, and LEI's stock price may suffer.

        LEI has overlapping directors and management with Liberty Media and Liberty Global, Inc. (LGI), which may lead to conflicting interests.    Executive officers of Liberty Media will also serve as executive officers of LEI pursuant to a services agreement that will be entered into between Liberty Media and LEI in connection with the completion of the Split-Off, and the directors of Liberty Media will also serve as the initial directors of LEI. John C. Malone is the Chairman of the Board of Liberty Media and LGI and will serve as the Chairman of the Board of LEI. In addition, three other directors who serve on LGI's board also serve on the Liberty Media board. Immediately following the Split-Off, neither Liberty Media nor, to its knowledge, LGI will have any ownership interest in LEI, and LEI will not have any ownership interest in Liberty Media or LGI. LGI is an independent, publicly-traded company and the largest international cable operator based on number of subscribers as of December 31, 2008. The executive officers and the members of LEI's board of directors have fiduciary duties to its stockholders. Likewise, any such persons who serve in similar capacities at Liberty Media and/or LGI have fiduciary duties to that company's stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting their respective companies. For example, there may be the potential for a conflict of interest when LEI, LGI or Liberty Media looks at acquisitions and other corporate opportunities that may be suitable for each of them. Moreover, most of LEI's directors and officers will continue to own Liberty Media and/or LGI stock and options to purchase Liberty Media and/or LGI stock. These ownership interests could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for LEI and/or LGI or Liberty Media. Any potential conflict that could qualify as a "related party transaction" (as defined in Item 404 of Regulation S-K) will be subject to review by an independent committee of the applicable issuer's board of directors in accordance with its corporate governance guidelines. Any other potential conflicts that arise would be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each issuer. From time to time, Liberty Media or LGI or their respective affiliates may enter into transactions with LEI and/or its subsidiaries or other affiliates. Although the terms of any such transactions or agreements will be established based upon negotiations between employees of the companies involved, there can be no assurance that the terms of any such transactions will be as favorable to LEI or its subsidiaries or affiliates as would be the case where the parties are completely at arms' length.

        LEI may compete with Liberty Media and LGI for business opportunities.    Certain of Liberty Media's subsidiaries and business affiliates own or operate domestic or foreign programming services that may compete with the programming services offered by LEI's businesses. Certain of LGI's subsidiaries and business affiliates offer international cable and DTH satellite distribution services in areas outside the U.S. in competition with DTVLA. LGI also has subsidiaries or business affiliates that own or operate foreign programming services that may compete with those offered by LEI's businesses. LEI has no rights in respect of U.S. or international programming or international distribution opportunities developed by or presented to the subsidiaries or business affiliates of Liberty Media or LGI, and the pursuit of these opportunities by such subsidiaries or affiliates may adversely affect the interests of LEI and its stockholders. Because LEI and Liberty Media have overlapping officers, and LEI, Liberty Media and LGI have overlapping directors, the pursuit of business opportunities may serve to intensify the conflicts of interest or appearance of conflicts of interest faced by each management team. LEI has renounced its rights to certain business opportunities and LEI's restated charter will provide that no director or officer of LEI will be liable to LEI or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to another person or entity (including Liberty Media and LGI) instead of LEI, or does not refer or communicate information regarding such corporate opportunity to LEI, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of LEI or as a director or officer of any of LEI's subsidiaries or affiliates, and (y) such opportunity relates to a line of business in which LEI or any of its subsidiaries is then directly engaged. The management teams of each of LEI and Liberty Media intend to exercise vigilance in their avoidance of any actual conflicts of interest while fulfilling their fiduciary duties to their respective stockholders.

        It may be difficult for a third party to acquire LEI, even if doing so may be beneficial to LEI stockholders.    Certain provisions of LEI's restated charter and by-laws may discourage, delay or prevent a change in control of LEI that a stockholder may consider favorable. These provisions include the following:

  •
  authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share, a Series A that entitles the holders to one vote per share, and a Series C that, except as otherwise required by applicable law, entitles the holders to no voting rights;

  •
  classifying LEI's board of directors with staggered three-year terms, which may lengthen the time required to gain control of LEI's board of directors;

  •
  limiting who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent (subject to certain exceptions), thereby requiring stockholder action to be taken at a meeting of the stockholders;

  •
  requiring stockholder approval by holders of at least 80% of LEI's voting power or the approval by at least 75% of LEI's board of directors with respect to certain extraordinary matters, such as a merger or consolidation of LEI, a sale of all or substantially all of LEI's assets or an amendment to LEI's restated charter;

  •
  establishing advance notice requirements for nominations of candidates for election to LEI's board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

  •
  the operation of the excess share provisions described in the following risk factor;

  •
  requiring the consent of the holders of at least 75% of the outstanding Series B common stock of LEI (voting as a separate class) to certain share distributions and certain other extraordinary actions that would reduce the relative voting power of the LEI Series B common stock; and

  •
  the existence of authorized and unissued stock, including "blank check" preferred stock, which could be issued by LEI's board of directors to persons friendly to its then current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of LEI.

        The excess share provision in the LEI restated charter has the effect of placing limitations on the shares held by certain stockholders, which may make it difficult for a third party to acquire LEI.    The excess share provision of the LEI restated charter is designed to prevent transfers of stock of LEI that could cause potentially adverse tax effects relating to the Split-Off. Accordingly, subject to certain exceptions, if during the first year after the Split-Off there is a purported transfer or non-transfer event that meets certain requirements, including causing a person to become, actually or constructively, the owner of 10% or more of any class of LEI's capital stock, then that acquisition will be null and void to the intended holder, such shares of LEI common stock will be transferred to a trust for the exclusive benefit of a charitable beneficiary, and the purported transferee will have no rights in such shares, except to receive the lesser of (i)(A) the amount the transferee paid for such shares or (B) in the case of a non-transfer event or a purported transfer in which value was not given for the shares, the fair market value of the stock on the date of such event or transfer and (ii) the net proceeds of the sale described in the next sentence. The trust is required to sell the LEI excess shares to a permitted transferee who will not trigger the application of the excess share provision. LEI also has the right to repurchase LEI excess shares held by the trust. These provisions may make it difficult for a third party to make an offer to acquire LEI.

        Holders of any single series of LEI common stock may not have any remedies if any action by its directors or officers has an adverse effect on only that series of LEI common stock.    Principles of Delaware law and the provisions of LEI's restated charter may protect decisions of its board of directors that have a disparate impact upon holders of any single series of LEI common stock. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all LEI's stockholders, including the holders of all series of LEI common stock. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. As a result, in some circumstances, LEI's directors may be required to make a decision that is adverse to the holders of one series of LEI common stock. Under the principles of Delaware law referred to above and the business judgment rule, you may not be successful in challenging these decisions if a majority of LEI's board of directors is disinterested, independent and adequately informed with respect to decisions of the board and acts in good faith and in the honest belief that the board is acting in the best interests of all of LEI's stockholders.

        For additional factors relating to the business of LEI, see "—Factors Relating to DIRECTV" below.

Factors Relating to the DTV Business Combination

        Because LEI stockholders will receive a fixed number of Holdings shares, no assurance can be given as to the market value of those shares at such time as they are issued to stockholders of LEI.    LEI stockholders will receive a fixed number of shares of Holdings common stock in the LEI Merger. Because the number of shares received by LEI stockholders will be a fixed number rather than based on a floating exchange ratio that takes into account fluctuations in the share prices of the constituent stocks between the signing of the Merger Agreement and the closing of the LEI Merger, the market value of the Holdings shares at the time they are initially issued to LEI stockholders may vary significantly from the market value of the DIRECTV shares or the Liberty Entertainment shares on the date the Merger Agreement was executed, on the date of this proxy statement/prospectus, or on the date of the special meeting. Changes in the trading prices of DIRECTV or Liberty Entertainment common stock prior to the closing of the DTV Business Combination may result from a variety of factors, including changes in the businesses and operations of DIRECTV or Liberty Media (including its Entertainment Group) and other factors that are beyond the control of DIRECTV or Liberty Media, including changes in business prospects, regulatory considerations and general and industry specific market and economic conditions. Neither Liberty Media nor LEI has the right to terminate the Merger Agreement solely due to a material change in the market prices of the constituent stocks.

        Officers and directors of Liberty Media, LEI and DIRECTV have certain interests in the DTV Business Combination that are different from, or in addition to, the interests of LEI stockholders. These interests may be perceived to have affected their decision to support or approve the DTV Business Combination.    Liberty Media, LEI and DIRECTV officers and directors have certain interests in the DTV Business Combination that are different from, or in addition to, the interests of LEI's public stockholders. These interests include, but are not limited to, the issuance of super-voting shares of Holdings Class B common stock (with certain limited consent rights) to the Malones in accordance with the Malone Agreement, the indemnification of officers and directors of Liberty Media and LEI by Holdings for their services as such up to the time of the completion of the Mergers, the treatment of equity awards held by these directors and officers in the Mergers, the fact that John C. Malone and Gregory Maffei, members of the DIRECTV board of directors, and Mark Carleton, a member of the DIRECTV board of directors at the time the Merger Agreement was signed, are the Chairman, President and CEO and a Senior Vice President, respectively, of Liberty Media, and the fact that three LEI Designees (which designees include two of these Liberty Media officers) will serve as directors of Holdings following the completion of the DTV Business Combination with one of the three LEI Designees serving on the Holdings' nominating and corporate governance committee and compensation committee (provided the applicable independence criteria is satisfied). In addition, in connection with the execution of the Merger Agreement, Liberty Media determined that Mr. Bennett, a director of Liberty Media and LEI, would be granted certain stock options (and a contingent right to receive certain future option grants) from Liberty Media in exchange for his agreement to specified limitations on his ability to transfer or acquire certain securities of Liberty Media, LEI and DIRECTV. Liberty Media stockholders should be aware of these interests when considering the Liberty Media board of directors' recommendation to approve each of the transaction proposals. Please see "DTV Business Combination—Interests of Certain Persons."

        The costs of the Mergers could adversely affect Holdings' short term operating results.    LEI and DIRECTV estimate their aggregate out-of-pocket costs related to the Mergers to be approximately $50 million, primarily consisting of investment banking, legal and accounting fees and financial printing and other related charges. The payment of costs related to the Mergers will adversely affect the short-term operating results and cash flows of Holdings. The foregoing estimate is preliminary and subject to change. In addition, Holdings will incur certain expenses in connection with the integration of LEI's businesses. If the Mergers are not consummated, LEI will be responsible for its own transaction costs and expenses for which it will receive no benefit.

        Failure to complete the Mergers could cause the stock price of Liberty Entertainment or LEI common stock to decline, perhaps significantly.    If the DTV Business Combination is not completed for any reason, the stock price of Liberty Entertainment common stock (prior to the Split-Off) or LEI common stock (after the Split-Off) may decline, perhaps significantly, to the extent such stock price reflects a market assumption that the DTV Business Combination will be completed, or based on the market's perception as to why the proposed transaction was not completed.

        Following the Mergers, John C. Malone may have significant influence over corporate matters considered by Holdings and its stockholders.    Mr. Malone, Chairman of the Board of Liberty Media, LEI and DIRECTV, will be the Chairman of Holdings' board of directors. Following the Mergers, and pursuant to the Malone Agreement, Mr. Malone, his wife and certain trusts for the benefit of their children will own shares of Holdings common stock, which will represent approximately 24.2% of the total voting power of the outstanding shares of Holdings common stock immediately after the Mergers and after giving effect to the restrictions set forth in the Malone Agreement. Holdings will have two classes of common stock, the Class A common stock entitling holders to one vote per share and the Class B common stock entitling holders to 15 votes per share. The shares of Holdings Class B common stock will also have limited consent rights with respect to certain share distributions and certain amendments to the Holdings charter. By virtue of such power as well as Mr. Malone's position as Holdings' Chairman of the Board, Mr. Malone may have significant influence over the outcome of any corporate transaction or other matters submitted to Holdings stockholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of Holdings' assets. Mr. Malone's rights to vote his Holdings shares, however, are subject to the 24% voting cap on the Malones' shares of Holdings Class B common stock under the Malone Agreement.

        LEI and DIRECTV may not be able to obtain FCC approval to consummate the Mergers unless they agree to divestitures or material restrictions.    Completion of the Mergers is conditioned upon, among other things, the receipt of requisite approval from the FCC under the Communications Act. LEI and DIRECTV are required under the Merger Agreement to use their reasonable best efforts to resolve any objections of the FCC to the Mergers in order to obtain such approval. The FCC may condition its approval on divestitures of assets by DIRECTV or LEI, or the FCC may seek to impose material restrictions on Holdings' operations after completion of the Mergers. Such divestitures or restrictions, if agreed to, could adversely affect Holdings' business prospects, assets, results of operations or financial condition after the Mergers. Stockholders should also be aware that the DTV Business Combination will not satisfy the condition imposed by the FCC in connection with the completion of the News Exchange which required DIRECTV by February 2009 (i.e., within one year of the closing of the News Exchange) to sever through divestiture, or by otherwise making the interest non-attributable in accordance with applicable FCC regulations, all of the attributable interests connecting the separate operations in Puerto Rico of DIRECTV and a subsidiary of LGI. Although DIRECTV has placed its interests in the Puerto Rico systems into a trust and appointed an independent trustee who will be required to oversee the management and operation of these systems and will have the authority, subject to certain conditions, to divest ownership of these interests, no assurance can be given that this trust arrangement will not adversely affect the parties' ability to receive FCC approval of the DTV Business Combination. See "DTV Business Combination—Regulatory Approvals," "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Conditions to Completion of the Mergers" and "—Merger Agreement—Additional Agreements."

        The Merger Agreement contains provisions that may deter others from making a competing takeover proposal for LEI.    Under the terms of the Merger Agreement, LEI will be required to pay DIRECTV a termination fee of $450 million and reimbursement of its expenses up to $10 million if DIRECTV terminates the Merger Agreement after the Liberty Media board changes its favorable recommendation regarding the redemption proposal and each of the transaction proposals, or after the Liberty Media board approves or recommends an acquisition proposal for LEI or assets of LEI (including its DIRECTV shares) from a third party. The termination fee and expense reimbursement will also be payable by LEI if the redemption proposal and/or the transaction proposals are not approved by stockholders at the special meeting and another third party acquisition proposal is made prior to termination of the Merger Agreement and (i) within nine months after the resultant termination of the Merger Agreement LEI enters an acquisition agreement with a third party and the transactions contemplated by such acquisition agreement are thereafter consummated or (ii) an acquisition proposal with a third party relating to LEI or its assets is otherwise consummated within nine months after termination of the Merger Agreement. LEI may also be obligated to pay the expense reimbursement if a third party acquisition proposal is made known and the Liberty Stockholder Approval is not obtained. In addition, the Merger Agreement limits the ability of Liberty Media and LEI to initiate, solicit, encourage or facilitate certain acquisition or merger proposals for LEI or its assets from a third party. These provisions may deter third parties from making a competing acquisition proposal for LEI or assets of LEI, including its DIRECTV shares, or affect the structure, pricing and terms of any competing proposal made by a third party, possibly to the detriment of LEI's stockholders. "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Termination Fees and Expense Reimbursement" and "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—No Solicitation of Alternative Transactions."

        Integrating DIRECTV and LEI may divert management's attention away from Holdings' operations.    Successful integration of DIRECTV's and LEI's organizations, procedures and operations may divert

Holdings management's focus and resources from the core direct-to-home satellite operating business during the integration process.

        Liberty Media and DIRECTV are parties to pending lawsuits involving the DTV Business Combination.    There are multiple purported class action complaints pending against Liberty Media, DIRECTV and members of the DIRECTV board of directors in the Delaware Court of Chancery and California State Court. Four stockholder class action complaints were brought in Delaware Chancery Court from May 12, 2009 to May 19, 2009, all of which were subsequently consolidated on May 22, 2009. One stockholder class action complaint was brought in California State Court on May 29, 2009. These complaints allege, among other things, that the defendants have breached their fiduciary duties to DIRECTV's stockholders and seek injunctive relief and compensatory damages. Although Liberty Media and DIRECTV intend to defend vigorously against these allegations, a preliminary injunction could delay or jeopardize completion of the DTV Business Combination and an adverse judgment for monetary damages could have a material adverse effect on the results of operations or financial condition of Holdings after the DTV Business Combination. An adverse judgment granting injunctive relief could permanently enjoin completion of the DTV Business Combination.

        At the closing of the Mergers, DIRECTV may have to pay the Greenlady Debt in full, without any cost or liability to Liberty Media, LEI or any of their respective subsidiaries, if the parties are unable to effect the Greenlady Debt Restructuring.    Prior to the closing of the Mergers, DIRECTV intends to seek to cause Bank of America to amend the Greenlady Debt in a manner reasonably satisfactory to DIRECTV, including a release of any and all liens held by Bank of America on the shares of DIRECTV common stock held by Greenlady II (the Greenlady Debt Restructuring). If DIRECTV is unable to complete the Greenlady Debt Restructuring by the time all other conditions to the Merger Agreement are satisfied (other than those which by their terms can only be satisfied at the closing of the Mergers), then, at the closing, the Greenlady Debt will be accelerated causing DIRECTV to be obligated to repay the Greenlady Debt of approximately $2 billion, in full, without any cost or liability to Liberty Media, LEI or any of their respective subsidiaries. Liberty Media has indicated that it intends to seek the termination of its guaranty with respect to the equity collars associated with Greenlady Debt not later than the effective time of the Split-Off and thus a guaranty of LEI may be substituted for its guaranty. The repayment of that debt could adversely affect the financial position, short term operating results and cash flows of Holdings.

        The excess share provision in the Holdings charter has the effect of placing limitations on the shares held by certain stockholders, which may make it difficult for a third party to acquire Holdings.    The excess share provision of the Holdings charter is designed to prevent transfers of stock of Holdings that could cause potentially adverse tax effects relating to the Split-Off. Accordingly, subject to certain exceptions, if during the first year after the Split-Off there is a purported transfer or non-transfer event that meets certain requirements, including causing a person to become, actually or constructively, the owner of 10% or more of any class of Holdings' capital stock, then that acquisition will be null and void to the intended holder, such shares of Holdings common stock will be transferred to a trust for the exclusive benefit of a charitable beneficiary, and the purported transferee will have no rights in such shares, except to receive the lesser of (i)(A) the amount the transferee paid for such shares or (B) in the case of a non-transfer event or purported transfer in which value was not given for the shares, the fair market value of the stock on the date of such event or transfer and (ii) the net proceeds of the sale described in the next sentence. The trust is required to sell the Holdings excess shares to a permitted transferee who will not trigger the application of the excess share provision. Holdings also has the right to repurchase Holdings excess shares held by the trust. These provisions may make it difficult for a third party to make an offer to acquire Holdings.

        For additional risks relating to certain tax liabilities that could be incurred as a result of the Split-Off and potential indemnification obligations of LEI and Holdings to Liberty Media, see "—Factors Relating to the Split-Off—The Split-Off could result in significant tax liability.", "—Liberty Media may have a significant indemnity obligation to News Corporation, which is not limited in amount or subject to any cap, if the News Exchange or certain restructuring transactions related to the News Exchange are treated as taxable transactions as a result of the Split-Off.", and "—LEI (and following the DTV Business Combination, Holdings) may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off, the News Exchange or certain restructuring transactions related to the News Exchange are treated as taxable transactions." above.

        For additional risks relating to a decision by LEI and Holdings to forgo certain transactions, see "—Factors Relating to the Split-Off—LEI and Holdings may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities." above.

 Factors Relating to DIRECTV

        The risk factors described below relate to the risks involved in LEI's ownership of an interest in DIRECTV and operational risks relating to DIRECTV. The operational risk factors have been reproduced from DIRECTV's Annual Report on Form 10-K for the year ended December 31, 2008.

        DIRECTV's business, financial condition or results of operations could be materially and adversely affected by the following:

        Construction or launch delays on satellites could materially adversely affect DIRECTV's revenue and earnings.    A key component of DIRECTV's business strategy is its ability to expand its offering of new programming and services, including increased local and HD programming. In order to accomplish this goal, DIRECTV needs to construct and launch new satellites. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, periodic unavailability of reliable launch opportunities due to competition for launch slots, weather and also due to general delays that result when a launch provider experiences a launch failure, and delays in obtaining regulatory approvals. A significant delay in the future delivery of any satellite would materially adversely affect the use of the satellite and thus could materially adversely affect DIRECTV's anticipated revenue and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize a satellite authorization that is conditioned on timely construction and launch of the satellite.

        DIRECTV's satellites are subject to significant launch and operational risks.    Satellites are subject to significant operational risks relating to launch and while in orbit. Launch and operational risks include launch failure, incorrect orbital placement or improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. DIRECTV estimates the overall historical loss rate for all launches of commercial satellites in the last five years to be approximately 5% but it may be higher. Any significant delays or failures in successfully launching and deploying DIRECTV's satellites could materially adversely affect its ability to generate revenue. While DIRECTV has traditionally purchased insurance covering the launch and, in limited cases, operation of its satellites, such policies typically cover the loss of the satellite itself or a portion thereof, and not the business interruption or other associated direct and indirect costs. For its DIRECTV 12 satellite, scheduled for launch in the second half of 2009, DIRECTV expects to purchase launch insurance covering a portion of the satellite and launch vehicle costs in the event of a total loss of the satellite prior to separation from the launch vehicle. DIRECTV does not currently expect to purchase in-orbit insurance for the DIRECTV 12 satellite.

        In-orbit risks include malfunctions, commonly referred to as anomalies, and collisions with meteoroids, other spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. DIRECTV works closely with its satellite manufacturers to determine and eliminate the potential causes of anomalies in new satellites and provide for redundancies of critical components in the satellites as well as having backup satellite capacity. However, DIRECTV cannot assure you that it will not experience anomalies in the future, nor can DIRECTV assure you that its backup satellite capacity will be sufficient for its business purposes. Any single anomaly or series of anomalies could materially adversely affect DIRECTV's operations and revenue and its relationships with its subscribers, as well as its ability to attract new subscribers for its services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup satellites and potentially reducing revenue if service is interrupted. Finally, the occurrence of anomalies may materially adversely affect DIRECTV's ability to insure its satellites at commercially reasonable premiums, if at all. While some anomalies are currently covered by existing insurance policies, others are not now covered or may not be covered in the future.

        DIRECTV's ability to earn revenue also depends on the usefulness of its satellites. Each satellite has a limited useful life. A number of factors affect the useful life of a satellite, including, among other things:

  •
  the design;

  •
  the quality of its construction;

  •
  the durability of its component parts;

  •
  the launch vehicle's insertion of the satellite into orbit;

  •
  any required movement, temporary or permanent, of the satellite;

  •
  the ability to continue to maintain proper orbit and control over the satellite's functions; and

  •
  the remaining on-board fuel following orbit insertion.

        Generally, the minimum design life of the satellites in DIRECTV's fleet is between 12 and 16 years. The actual useful lives of the satellites may be shorter or longer, in some cases significantly. DIRECTV's operating results could be adversely affected if the useful life of any of its satellites were significantly shorter than 12 years from the date of launch.

        In the event of a failure or loss of any of DIRECTV's satellites, it may relocate another satellite and use it as a replacement for the failed or lost satellite. In the event of a complete satellite failure, DIRECTV's services provided via that satellite could be unavailable for several days or longer while backup in-orbit satellites are repositioned and services are moved. DIRECTV is not insured for any resultant lost revenue. The use of backup satellite capacity for DIRECTV's programming may require it to discontinue some programming services due to potentially reduced capacity on the backup satellite. Any relocation of DIRECTV's satellites would require prior FCC approval and, among other things, a demonstration to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. Such FCC approval may not be obtained or may be delayed. DIRECTV believes it has or will have in 2009, in-orbit satellite capacity to expeditiously recover transmission of most DIRECTV U.S. programming in the event one of its in-orbit satellites fails. However, programming continuity cannot be assured in the event of multiple satellite losses. DTVLA leases its satellites and may not have a readily available replacement in the event of a failure or loss of any of its satellites. Because DIRECTV currently has no back-up capacity in place for DTVLA, programming continuity in the countries in which DTVLA operates cannot be assured in the event of a single satellite loss.

        The cost of commercial insurance coverage on DIRECTV's satellites or the loss of a satellite that is not insured could materially adversely affect its earnings.    DIRECTV uses in-orbit and launch insurance to mitigate the potential financial impact of satellite fleet in-orbit and launch failures unless the premium costs are considered uneconomic relative to the risk of satellite failure. When insurance is obtained, it generally covers all or a portion of the unamortized book value of covered satellites. Although the insurance does not compensate for business interruption or loss of future revenue or subscribers, DIRECTV relies on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact that a satellite failure may have on DIRECTV's ability to provide service.

        The price, terms and availability of insurance fluctuate significantly. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and satellite health-related policy exclusions.

        Any launch vehicle failure, or loss or destruction of any of DIRECTV's satellites, even if insured, could have a material adverse effect on DIRECTV's financial condition and results of operations, its ability to comply with FCC regulatory obligations and its ability to fund the construction or acquisition of replacement satellites in a timely fashion, or at all.

        DIRECTV competes with other MVPDs, some of whom have greater resources than DIRECTV does and levels of competition are increasing.    DIRECTV competes in the MVPD industry against cable television, telephone communications and wireless companies and other land-based and satellite-based system operators with service offerings including video, audio and interactive programming, data and other entertainment services and telephony service. Some of these competitors have greater financial, marketing and other resources than DIRECTV does.

        Some cable television operators have large, established customer bases and many cable operators have significant investments in, and access to, programming. According to the National Cable & Telecommunications Association's 2008 Industry Overview, 96% of the 128.6 million U.S. housing units are passed by cable. Of the 128.6 million U.S. housing units, approximately 97.6 million subscribe to a MVPD service and approximately 66% of MVPD subscribers receive their programming from a cable operator. Cable television operators have advantages relative to DIRECTV, including or as a result of:

  •
  being the incumbent MVPD operator with an established subscriber base in the territories in which DIRECTV competes;

  •
  bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, or with efficient two-way high-speed Internet access or telephone service on upgraded cable systems; and

  •
  having the ability to provide certain local and other programming, including HD programming, in a larger number of geographic areas where DIRECTV does not currently provide local or local HD programming.

        In addition, cable television operators have grown their subscriber bases through mergers and acquisitions. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, telephone communications companies (telcos) and broadband service providers, and others may result in providers capable of offering bundled television, data and telecommunications services in competition with DIRECTV's services.

        DIRECTV does not currently offer local channel coverage to markets covering approximately five percent of U.S. television households, which places it at a competitive disadvantage in those markets. DIRECTV also has been unable to secure certain international programming, due to exclusive arrangements of programming providers with certain competitors, which has constrained its ability to compete for subscribers who wish to obtain such programming.

        In the United States various telcos and broadband service providers have deployed fiber optic lines directly to customers' homes or neighborhoods to deliver video services, which compete with the DIRECTV service. It is uncertain whether DIRECTV will be able to increase its satellite capacity, offer a significant level of new services in existing markets in which it competes or expand to additional markets as may be necessary to compete effectively. Some of these various telcos and broadband service providers also sell the DIRECTV service as a bundle with its voice and data services. The existence of a new broadly-deployed network with the capability of providing video, voice and data services could present a significant competitive challenge and in the case of the telcos currently selling the DIRECTV service, could result in such company focusing less effort and resources selling the DIRECTV service or declining to sell it at all. DIRECTV may be unable to develop other distribution methods to make up for lost sales through the telephone communications company.

        As a result of these and other factors, DIRECTV may not be able to continue to expand its subscriber base or compete effectively against cable television or other MVPD operators in the future.

        Emerging digital media competition could materially adversely affect DIRECTV.    DIRECTV's business is focused on television, and it faces emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than it does. Significant changes in consumer behavior with regard to the means by which they obtain video entertainment and information in response to this emerging digital media competition, could materially adversely affect DIRECTV's revenue and earnings or otherwise disrupt DIRECTV's business. For example, Netflix, Inc. recently reported rapid subscriber growth in its core DVD offering and internet streaming through Microsoft's Xbox 360. If services such as these continue to grow rapidly and broadband is readily available, DIRECTV's customers could be less likely to buy pay per view movies and premium packages. If pay per view purchases decrease and DIRECTV's customers do not purchase as many premium packages, its revenue could become compressed which would have a material adverse effect on its earnings and financial performance.

        DIRECTV depends on the Communications Act for access to cable-affiliated programming and changes impacting that access could materially adversely affect DIRECTV.    DIRECTV purchases a substantial percentage of its programming from programmers that are affiliated with cable system operators. Currently, under certain provisions of the Communications Act, governing access to programming, cable-affiliated programmers generally must sell and deliver their programming services to all MVPDs on non-discriminatory terms and conditions. The Communications Act and the FCC rules also prohibit certain types of exclusive programming contracts involving programming from cable- affiliated programmers.

        Any change in the Communications Act or the FCC's rules that would permit programmers that are affiliated with cable system operators to refuse to provide such programming or to impose discriminatory terms or conditions could materially adversely affect DIRECTV's ability to acquire such programming on a cost-effective basis, or at all. The Communications Act prohibitions on certain cable industry exclusive contracting practices with cable-affiliated programmers were extended in 2007 for another five years, through October 2012, though it is currently considering proposals that could shorten the term of this extension to two years if a cable operator could show that competition from new entrant MVPDs at that time had reached a sufficient penetration level in the relevant marketing area.

        In addition, certain cable providers have denied DIRECTV and other MVPDs access to a limited number of channels created by programmers with which the cable providers are affiliated. The cable providers have asserted that they are not required to provide such programming due to the manner in which that programming is distributed, which they argue is not covered by the program access provisions of the Communications Act. Challenges to this interpretation of the Communications Act have not been successful, and DIRECTV may continue to be precluded from obtaining such programming, which in turn could materially adversely affect its ability to compete in regions serviced by those cable providers. Although the FCC recently addressed some of these issues in a limited fashion by placing access conditions on certain regional sports networks affiliated with Time Warner Cable, Inc. and Comcast Corporation, it is not clear that such provisions will be sufficient to assure DIRECTV's continued access to this programming on fair and nondiscriminatory terms.

        Carriage requirements may negatively affect DIRECTV's ability to deliver local broadcast stations, as well as other aspects of its business.    The FCC's interpretation, implementation and enforcement of provisions of the Satellite Home Viewer Improvement Act of 1999 (SHVIA) and the Satellite Home Viewer Extension and Reauthorization Act of 2004 (SHVERA), as well as judicial decisions interpreting and enforcing these laws, could hamper DIRECTV's ability to retransmit distant network and superstation signals, reduce the number of its existing or future subscribers that can qualify for receipt of these signals, impose costs on it in connection with the process of complying with the rules, or subject DIRECTV to fines, monetary damages or injunctions. In implementing SHVIA, the FCC has required satellite carriers to delete certain programming, including sports programming, from the signals of certain distant stations. Compliance with those FCC requirements may require costly upgrades to DIRECTV's broadcast system. Further, a recent FCC order interpreting the requirement that satellite carriers retransmit local digital signals with "equivalent bandwidth" of significantly viewed digital signals may constrain DIRECTV's ability to deliver such significantly viewed digital signals.

        DIRECTV has limited capacity, and the projected number of markets in which it can deliver local broadcast programming will continue to be constrained because of the must carry requirement and may be reduced depending on the FCC's interpretation of its rules in pending and future rulemaking and complaint proceedings, as well as judicial decisions interpreting must carry requirements. DIRECTV may not be able to comply with these must carry rules, or compliance may mean that it is not able to use capacity that could otherwise be used for new or additional local or national programming services. In addition, the FCC is considering an obligation for carriage of local digital broadcast transmissions after the digital television transition scheduled for June 12, 2009. If the FCC were to require DIRECTV to carry all local signals in HD format wherever it carries any local signals in HD format as of that date, DIRECTV would be unable to comply in many markets where it currently carries such signals without ceasing HD local service entirely in such markets, and would be precluded from launching additional markets currently planned for later this year.

        DIRECTV depends on others to produce programming and programming costs are increasing.    DIRECTV depends on third parties to provide it with programming services, including third parties who are its affiliates and third parties controlled by competitors. DIRECTV's ability to compete successfully will depend on its ability to continue to obtain desirable programming and deliver it to its subscribers at competitive prices. DIRECTV's programming agreements generally have remaining terms ranging from less than one to up to ten years and contain various renewal and cancellation provisions. DIRECTV may not be able to renew these agreements on favorable terms, or at all, or these agreements may be cancelled prior to expiration of their original terms. If DIRECTV is unable to renew any of these agreements or the other parties cancel the agreements, DIRECTV may not be able to obtain substitute programming, or if it is able to obtain such substitute programming, the substitute programming may not be comparable in quality or cost to DIRECTV's existing programming.

        In addition, many of DIRECTV's programming agreements are long term agreements and contain fixed annual price increases. When offering new programming, or upon expiration of existing contracts, programming suppliers have historically increased the rates they charge DIRECTV for programming, increasing DIRECTV's costs. DIRECTV expects this practice to continue. Increases in programming costs could cause DIRECTV to increase the rates that it charges its subscribers, which could in turn cause subscribers to terminate their subscriptions or potential new subscribers to refrain from subscribing to DIRECTV's service. Furthermore, due to the economy and other factors, DIRECTV may be unable to pass programming cost increases on to its subscribers, which could have a material adverse effect on its earnings or cash flow.

        The FCC has adopted rules requiring DIRECTV to negotiate in good faith with broadcast stations seeking carriage outside of the mandatory carriage regime. The rules for "retransmission consent" negotiations, which are similar to those that have applied to broadcast stations for years, require DIRECTV to comply with certain indicia of good faith negotiation, as well as to demonstrate good faith under a "totality of the circumstances" test. Failure to comply with these rules could subject DIRECTV to administrative sanctions and other penalties.

        DIRECTV's subscriber acquisition costs could materially increase.    DIRECTV incurs costs relating to subscribers acquired by it and subscribers acquired through third parties. These costs are known as subscriber acquisition costs. For instance, DIRECTV provides installation incentives to its retailers to enable them to offer standard professional installation as part of the subscriber's purchase or lease of a DIRECTV system. In addition, DIRECTV pays commissions to retailers for their efforts in offering a DIRECTV system at a lower cost to consumers. DIRECTV's subscriber acquisition costs may materially increase to the extent it continues or expands current sales promotion activities or introduces other more aggressive promotions, or due to increased competition. Any material increase in subscriber acquisition costs from current levels would negatively impact DIRECTV's earnings and could materially adversely affect its financial performance.

        Increased subscriber churn or subscriber upgrade and retention costs could materially adversely affect DIRECTV's financial performance.    Turnover of subscribers in the form of subscriber service cancellations, or churn, has a significant financial impact on the results of operations of any subscription television provider, including DIRECTV, as does the cost of upgrading and retaining subscribers. Any increase in DIRECTV's upgrade and retention costs for its existing subscribers may adversely affect its financial performance or cause it to increase its subscription rates, which could increase churn. Churn may also increase due to factors beyond DIRECTV's control, including churn by subscribers who are unable to pay their monthly subscription fees, a slowing economy, significant signal theft, consumer fraud, a maturing subscriber base and competitive offers. Any of the risks described herein that could potentially have a material adverse impact on DIRECTV's cost or service quality or that could result in higher prices for its subscribers could also, in turn, cause an increase in churn and consequently have a material adverse effect on DIRECTV's earnings and financial performance.

        DIRECTV's ability to keep pace with technological developments is uncertain.    In the MVPD industry, changes occur rapidly as new technologies are developed, which could cause DIRECTV's services and products that deliver DIRECTV's services to become obsolete. DIRECTV may not be able to keep pace with technological developments. If the new technologies on which DIRECTV intends to focus its investments fail to achieve acceptance in the marketplace or DIRECTV's technology does not work and requires significant cost to replace or fix, DIRECTV could suffer a material adverse effect on its future competitive position, which could cause a reduction in its revenue and earnings. For example, DIRECTV's competitors could be the first to obtain proprietary technologies that are perceived by the market as being superior. Further, after incurring substantial costs, one or more of the technologies under development by DIRECTV or any of its strategic partners could become obsolete prior to its introduction.

        In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for the services of these employees is vigorous. DIRECTV cannot assure you that it will be able to continue to attract and retain these employees.

        To access technologies and provide products that are necessary for DIRECTV to remain competitive, particularly in the area of broadband services, it may make future acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require a commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology accessed may be highly speculative. Arrangements with third parties can lead to contractual and other disputes and dependence on the development and delivery of necessary technology on third parties that DIRECTV may not be able to control or influence. These relationships may commit DIRECTV to technologies that are rendered obsolete by other developments or preclude the pursuit of other technologies which may prove to be superior.

        New technologies could also create new competitors for DIRECTV. Entities such as telcos are implementing and supporting digital video compression over existing telephone lines and building out fiber optic lines to enhance their capabilities to deliver programming services. Satellite operators such as SES have begun offering turn-key packages of digital programming on a wholesale basis for distribution by rural telcos. While these entities are not currently providing MVPD services on a significant basis, many have the capabilities for such services and some have begun rolling out video services. DIRECTV may not be able to compete successfully with new entrants in the market for video services.

        Satellite programming signals have been stolen and may be stolen in the future, which could result in lost revenue and would cause DIRECTV to incur incremental operating costs that do not result in subscriber acquisition.    The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe and are authorized to view it. The conditional access system uses, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent that conditional access technology. However, theft of cable and satellite programming has been widely reported, and the access or "smart" cards used in DIRECTV's conditional access system have been compromised in the past and could be compromised in the future.

        DIRECTV has undertaken various initiatives with respect to its conditional access system to further enhance the security of the DIRECTV signal. To help combat signal theft, DIRECTV provides its subscribers with more advanced access cards that DIRECTV believes significantly enhance the security of its signal. Currently, DIRECTV believes these access cards have not been compromised. However, DIRECTV cannot guarantee that new cards will prevent the theft of its satellite programming signals in the future. Furthermore, there can be no assurance that DIRECTV will succeed in developing the technology it needs to effectively restrict or eliminate signal theft. If DIRECTV's current access cards are compromised, its revenue and its ability to contract for video and audio services provided by programmers could be materially adversely affected. In addition, DIRECTV's operating costs could increase if it attempts to implement additional measures to combat signal theft.

        DIRECTV's business relies on intellectual property, some of which is owned by third parties, and it may inadvertently infringe patents and proprietary rights of others.    Many entities, including some of DIRECTV's competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that DIRECTV currently offers or may offer in the future. In general, if a court determines that one or more of DIRECTV's services or the products used to transmit or receive its services infringes on intellectual property owned by others, DIRECTV and the applicable manufacturers or vendors may be required to cease developing or marketing those services and products, to obtain licenses from the owners of the intellectual property or to redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow DIRECTV or the applicable manufacturers to use its intellectual property at any price, which could materially adversely affect DIRECTV's competitive position.

        DIRECTV may not be aware of all intellectual property rights that its services or the products used to transmit or receive its services may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent. Therefore, DIRECTV cannot evaluate the extent to which its services or the products used to transmit or receive its services may infringe claims contained in pending patent applications. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid.

        DIRECTV cannot estimate the extent to which it may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on DIRECTV's earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that DIRECTV is required to pay royalties to third parties to whom it is not currently making payments, these increased costs of doing business could materially adversely affect DIRECTV's operating results. DIRECTV is currently being sued in patent infringement actions related to use of technologies in its DTH business. There can be no assurance that the courts will conclude that DIRECTV's services or the products used to transmit or receive its services do not infringe on the rights of third parties, that DIRECTV or the manufacturers would be able to obtain licenses from these persons on commercially reasonable terms or, if DIRECTV were unable to obtain such licenses, that it or the manufacturers would be able to redesign DIRECTV's services or the products used to transmit or receive its services to avoid infringement. The final disposition of these claims is not expected to have a material adverse effect on DIRECTV's consolidated financial position, but could possibly be material to its consolidated results of operations for any one period. Further, no assurance can be given that any adverse outcome would not be material to DIRECTV's consolidated financial position.

        The ability to maintain FCC licenses and other regulatory approvals is critical to DIRECTV's business.    If DIRECTV does not obtain all requisite U.S. regulatory approvals for the construction, launch and operation of any of its existing or future satellites for the use of frequencies at the orbital locations planned for these satellites or for the provision of service, or the licenses obtained impose operational restrictions on it, its ability to generate revenue and profits could be materially adversely affected. In addition, under certain circumstances, existing licenses are subject to revocation or modification and upon expiration, renewal may not be granted. If existing licenses are not renewed, or are revoked or materially modified, DIRECTV's ability to generate revenue could be materially adversely affected.

        In certain cases, satellite system operators are obligated by governmental regulation and procedures of the ITU to coordinate the operation of their systems with other users of the radio spectrum in order to avoid causing interference to those other users. Coordination may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location and/or otherwise modify planned or existing operations. For example, the FCC has conditionally granted Spectrum Five authority to provide DBS service using frequencies assigned to it by the Government of the Netherlands from an orbital slot located halfway between slots at which DIRECTV currently operates. Other operators have filed similar requests. DIRECTV believes this closer proximity, if permitted, significantly increases the risk of interference which could adversely affect the quality of service provided to DIRECTV's subscribers. DIRECTV may not be able to successfully coordinate its satellites to the extent it is required to do so, and any modifications DIRECTV makes in the course of coordination, or any inability to successfully coordinate, may materially adversely affect its ability to generate revenue. In addition, the FCC is currently conducting a rulemaking proceeding to consider, among other things, the adoption of operating parameters under which such "tweener" systems would be automatically deemed coordinated.

        Other regulatory risks include, among others:

  •
  the relocation of satellites to different orbital locations if the FCC determines that relocation is in the public interest;

  •
  the denial by the FCC of an application to replace an existing satellite with a new satellite or to operate a satellite beyond the term of its current authorization;

  •
  the loss of authorizations to operate satellites on certain frequencies at certain locations if DIRECTV does not construct, launch and operate satellites into those locations by certain dates; and

  •
  the authorization by the United States or foreign governments of the use of frequencies by third party satellite or terrestrial facilities that have the potential to interfere with communication to or from DIRECTV's satellites, which could interfere with DIRECTV's contractual obligations or services to subscribers or other business operations.

        All of DIRECTV's FCC satellite authorizations are subject to conditions imposed by the FCC in addition to the FCC's general authority to modify, cancel or revoke those authorizations. Use of FCC licenses and conditional authorizations are often subject to conditions, including technical requirements and implementation deadlines. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of authorizations and could have a material adverse effect on DIRECTV's ability to generate revenue. For example, loss of an authorization could potentially reduce the amount of programming and other services available to DIRECTV's subscribers. The materiality of such a loss of authorization would vary based upon, among other things, the orbital location at which the frequencies may be used.

        In addition, many of DIRECTV's authorizations and pending applications will be subject to petitions and oppositions filed by several companies, and there can be no assurance that DIRECTV's authorizations will not be cancelled, revoked or modified or that its applications will not be denied. Moreover, the FCC recently adopted new rules for licensing satellites that may limit DIRECTV's ability to file applications and secure licenses in the future.

        Congress has continued to shape the scope of the FCC's regulatory authority and enact legislation that affects DIRECTV's business. In addition, FCC proceedings to implement legislation and enact additional regulations are ongoing. The outcomes of these legislative or regulatory proceedings or their effect on DIRECTV's business cannot be predicted.

        DTVLA is subject to various additional risks associated with doing business internationally, which include political instability, economic instability, and foreign currency exchange rate volatility.    All of DTVLA's operating companies are located outside the continental United States. DTVLA operates and has subscribers located throughout Latin America and the Caribbean Basin, which makes it vulnerable to risks of conducting business in foreign markets, including:

  •
  difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

  •
  unexpected changes in regulatory environments;

  •
  longer payment cycles;

  •
  earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

  •
  political and economic instability;

  •
  import and export restrictions and other trade barriers;

  •
  difficulties in maintaining overseas subsidiaries and international operations; and

  •
  difficulties in obtaining approval for significant transactions.

        In the past, the countries that constitute some of DTVLA's largest markets, including Brazil, Argentina, Colombia and Venezuela have experienced economic crises, caused by external and internal factors, and characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction or cessation of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions have often been related to political instability, including political violence. If these economic conditions recur, they could substantially reduce the purchasing power of the population in DTVLA's markets and materially adversely affect its business.

        Because DTVLA offers premium pay television programming, its business is particularly vulnerable to economic downturns. DTVLA has experienced, and may in the future experience, decreases or instability in consumer demand for its programming, as well as subscriber credit problems. DTVLA's inability to adjust its business and operations to adequately address these issues could materially adversely affect its revenue and ability to sustain profitable operations.

        DIRECTV may not be able to obtain or retain certain foreign regulatory approvals.    There can be no assurance that any current regulatory approvals held by DIRECTV are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which DIRECTV operates, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on DIRECTV's ability to generate revenue and its overall competitive position.

        DIRECTV's results are impacted by the effect of, and changes in, United States and Latin America economic conditions and weakening economic conditions may reduce subscriber spending and DIRECTV's rate of growth of subscriber additions and may increase subscriber churn.    DIRECTV's business may be affected by factors in the United States and other countries in which it operates that are beyond its control, such as downturns in economic activity in a specific country or region, or in the MVPD industry. Factors such as interest rates and the health of the housing market may impact DIRECTV's business. A substantial portion of DIRECTV's revenue comes from residential customers whose spending patterns may be affected by prevailing economic conditions. DIRECTV's market share in multiple dwelling units such as apartment buildings is lower than that of many of its competitors. If unemployment and foreclosures of single family residences increase, DIRECTV's earnings and financial performance will be negatively affected more than those of its competitors. In addition, if DIRECTV's customers seek alternative means to obtain video entertainment, they may choose to purchase fewer services from DIRECTV. Due to the economic and competitive environment, DIRECTV may need to spend more to acquire and retain customers who in turn spend less on its services. If DIRECTV's average revenue per unit, or ARPU, decreases, DIRECTV's margins could become compressed as the long term value of a customer decreases. The weak economy may affect DIRECTV's net subscriber additions and reduce subscriber spending and, if these economic conditions continue or deteriorate further, DIRECTV's subscriber growth could decline and its churn rate could increase which would have a material adverse effect on its earnings and financial performance.

        DIRECTV relies on key personnel.    DIRECTV believes that its future success will depend to a significant extent upon the performance of certain of its key executives. The loss of certain of DIRECTV's key executives could have a material adverse effect on its business, financial condition and results of operations.

        DIRECTV has significant debt.    DIRECTV has debt totalling $5.8 billion as of June 30, 2009. If DIRECTV does not have sufficient income or other sources of cash, it could affect DIRECTV's ability to service debt and pay other obligations.

        DIRECTV controls a substantial portion of interaction with its customers and it may not be as efficient or effective as its outsourced providers resulting in higher costs.    DIRECTV has a number of insourced call centers and recently insourced a substantial portion of its installation service providers to handle customer service calls, installations and repairs. DIRECTV may not be as efficient or effective as its outsourced providers resulting in higher costs. Also, there is a risk that DIRECTV's customer satisfaction could be impacted, which may lead to higher subscriber churn and an inability to attract new subscribers. In addition, DIRECTV's outsourced providers could encounter financial difficulties, which may disrupt DIRECTV's ability to make installation service calls or to provide a level of customer service it expects, and which also may lead to higher subscriber churn and an inability to attract new subscribers.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this document or in the documents incorporated by reference herein constitute forward-looking statements, including statements regarding business strategies, market potential, future financial performance and other matters. In particular, statements under "Summary," "Risk Factors," "Special Factors" "Material U.S. Federal Income Tax Consequences," Annex A: Description of Business, Annex C: LEI, LMC Entertainment and Liberty Media Financial Statements and Annex D: Holdings and DIRECTV Financial Information contain forward-looking statements. Where, in any forward-looking statement, Liberty Media, LEI, DIRECTV or Holdings expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties, and there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

  •
  the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the Transactions;

  •
  the possibility that problems may arise in successfully integrating the non-DIRECTV businesses of LEI with DIRECTV;

  •
  the possibility that the Transactions may involve unexpected costs;

  •
  the possibility that the businesses may suffer as a result of uncertainty surrounding the Transactions;

  •
  consumer demand for the products and services of LEI's subsidiaries and business affiliates, including DIRECTV, and their ability to adapt to changes in demand;

  •
  competitor responses to the products and services of LEI's subsidiaries and business affiliates;

  •
  uncertainties inherent in the development and integration of new business lines and business strategies;

  •
  uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies;

  •
  LEI's and DIRECTV's future financial performance, including availability, terms and deployment of capital;

  •
  LEI's and DIRECTV's ability to successfully integrate and recognize anticipated efficiencies and benefits from any acquired businesses;

  •
  the ability of suppliers and vendors to deliver products, equipment, software and services;

  •
  the outcome of any pending or threatened litigation;

  •
  availability of qualified personnel;

  •
  changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the FCC, conditions imposed by the FCC in license transfer proceedings or otherwise and adverse outcomes from regulatory proceedings;

  •
  changes in the nature of key strategic relationships with partners and joint venturers;

  •
  general economic and business conditions and industry trends, including the current economic downturn;

  •
  consumer spending levels, including the availability and amount of individual consumer debt;

  •
  the regulatory and competitive environment of the industries in which DIRECTV or LEI, and the entities in which LEI has interests, including DIRECTV, operate;

  •
  changes in distribution and viewing of television programming, including the expanded deployment of personal video recorders, video on demand and IP television and their impact on advertising revenue;

  •
  increased digital TV penetration and the impact on channel positioning of LEI's networks;

  •
  rapid technological changes;

  •
  capital spending for the acquisition and/or development of telecommunications networks and services;

  •
  threatened terrorists attacks and ongoing military action in the Middle East and other parts of the world; and

  •
  fluctuations in foreign currency exchange rates and political unrest in international markets.

        These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this document (or, as to documents incorporated by reference, the date of such documents), and Liberty Media, LEI, DIRECTV and Holdings expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in its expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described in "Risk Factors" and other cautionary statements contained or incorporated in this document. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

THE SPECIAL MEETING

Time, Place and Date

        The special meeting of the stockholders is to be held at 9:00 a.m., local time, on [                        ], 2009, at [                                    ], telephone [(            )             -            ].

Purpose

        At the special meeting, you will be asked to consider and vote on the redemption proposal, which would allow Liberty Media to redeem a portion of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of LEI, with LEI holding Liberty Media's 57% interest in DIRECTV, a 100% interest in Liberty Sports Holdings, a 65% interest in GSN and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness.

        Additionally, at the special meeting, holders of Liberty Entertainment common stock, other than Mr. Malone, certain affiliated persons of Mr. Malone or any directors and officers of Liberty Media, will be asked to consider and vote on three related transaction proposals consisting of:

  •
  the minority redemption proposal, pursuant to which they would approve (i) the Split-Off and (ii) the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement);

  •
  the merger proposal, pursuant to which they would approve (i) the Merger Agreement and (ii) the transactions contemplated thereby (including the LEI Merger); and

  •
  the contribution proposal, pursuant to which they would approve (i) the Malone Agreement and (ii) the transactions contemplated thereby (including the Malone Contribution).

Each of the minority redemption proposal, merger proposal and contribution proposal is dependent on the other, and the DTV Business Combination will not be implemented unless they are all approved at the special meeting. The Split-Off is conditioned on the receipt of the requisite approval of the redemption proposal but not on the receipt of the requisite approval of any of the transaction proposals, including the minority redemption proposal. The DTV Business Combination is conditioned on the receipt of the requisite approval of each of the transaction proposals and the completion of the Split-Off.

        Finally, at the special meeting, you will be asked to consider and vote to authorize the adjournment of the special meeting by Liberty Media to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve each of the transaction proposals in accordance with the Merger Agreement.

        Please see "The Split-Off" for more information regarding the redemption proposal, including the Split-Off. Please see "DTV Business Combination" for more information regarding each of the transaction proposals, including the DTV Business Combination.

Quorum

        In order to carry on the business of the special meeting, a quorum must be present. This means that at least a majority of the aggregate voting power represented by the shares of Liberty Entertainment common stock outstanding on the record date, must be represented at the special meeting either in person or by proxy. For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. If a broker, who is a record holder of shares, indicates on a form of proxy that the broker does not have discretionary authority to vote those shares on any proposal, or if those shares are voted in circumstances in which proxy authority is defective or has been withheld, those shares (broker non-votes) nevertheless will be treated as present for purposes of determining the presence of a quorum. See "—Voting Procedures for Shares Held in Street Name—Effect of Broker Non-Votes" below.

Who May Vote

        Holders of shares of LMDIA and LMDIB, as recorded in Liberty Media's stock register as of 5:00 p.m., New York City time, on July 31, 2009 (such date and time, the record date for the special meeting), may vote on the redemption proposal and the adjournment proposal at the special meeting or at any adjournment or postponement thereof. Holders of shares of LMDIA and LMDIB, excluding all shares beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone or any directors and officers of Liberty Media, as recorded in Liberty Media's stock register as of the record date, may vote on the transaction proposals at the special meeting or at any adjournment or postponement thereof.

Votes Required

        Each of the redemption proposal and the adjournment proposal requires the approval by holders of record, as of the record date, of a majority of the aggregate voting power of the shares of Liberty Entertainment common stock that are present (in person or by proxy) and entitled to vote at the special meeting, voting together as a single class. The approval of the redemption proposal is required by the terms of Liberty Media's charter. Each of the transaction proposals requires the approval by the holders of record, as of the record date, voting together as a separate class, of a majority of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock, excluding all shares of Liberty Entertainment common stock beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone or any director or officer of Liberty Media. The approval of each of the transaction proposals is not required by either the terms of the Liberty Media charter or Delaware law, but is a contractual obligation under the terms of the Merger Agreement as a condition to the Mergers and is intended by Liberty Media to have certain effects under Delaware law as described in "DTV Business Combination—Purpose of the Transaction Proposals." If any of the three transaction proposals is not approved, the DTV Business Combination will not be completed.

Votes You Have

        At the special meeting:

  •
  holders of shares of LMDIA will have one vote per share; and

  •
  holders of shares of LMDIB will have ten votes per share;

in each case, for each share that Liberty Media's records show they owned as of the record date.

Shares Outstanding

        As of July 31, 2009, the record date for the special meeting, an aggregate of 495,026,383 shares of LMDIA and 23,697,987 shares of LMDIB were issued and outstanding and entitled to vote at the special meeting.

Number of Holders

        There were, as of the record date for the special meeting, approximately 2,309 and 118 record holders of LMDIA and LMDIB, respectively (which amounts do not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but include each such institution as one holder).

Voting Procedures for Record Holders

        Holders of record of Liberty Entertainment common stock as of the record date for the special meeting may vote in person at the special meeting. Alternatively, they may give a proxy by completing, signing, dating and returning the enclosed proxy card by mail, or by voting by telephone or through the Internet. Instructions for voting by using the telephone or the Internet are printed on the proxy voting instructions attached to the proxy card. In order to vote via the Internet, holders should have their proxy cards available so they can input the required information from the card, and log into the Internet website address shown on the proxy card. When holders log on to the Internet website address, they will receive instructions on how to vote their shares. The telephone and Internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which will be provided to each voting stockholder separately. Unless such proxy is subsequently revoked, shares of Liberty Entertainment common stock represented by a proxy submitted as described herein and received at or before the special meeting will be voted in accordance with the instructions on the proxy.

        YOUR VOTE IS IMPORTANT.    It is recommended that you vote by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting.

        If a proxy is signed and returned by a record holder without indicating any voting instructions, the shares of Liberty Entertainment common stock represented by the proxy will be voted "FOR" the approval of each of the proposals.

        If you submit a proxy card on which you indicate that you abstain from voting, it will have the same effect as a vote "AGAINST" each of the proposals.

        If you fail to respond with a vote, your shares will not be counted as present and entitled to vote for purposes of determining a quorum, but your failure to vote will have no effect on determining whether the redemption proposal or the adjournment proposal is approved (if a quorum is present), and your shares will count as a vote "AGAINST" each of the transaction proposals.

Voting Procedures for Shares Held in Street Name

        General.    If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when voting your shares of Liberty Entertainment common stock or when granting or revoking a proxy.

        Effect of Broker Non-Votes.    Broker non-votes are counted as shares of Liberty Entertainment common stock present and entitled to vote for purposes of determining a quorum but will have no effect on the redemption proposal or the adjournment proposal. They will, however, count as a vote "AGAINST" each of the transaction proposals. You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of common stock and how to revoke prior voting instructions.

Revoking a Proxy

        Before the start of the special meeting, you may change your vote by telephone or over the Internet (if you originally voted by telephone or over the Internet), by voting in person at the special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Liberty Media Corporation, c/o Computershare Trust Company, N.A., P.O. Box 43102, Providence, Rhode Island 02940. Any signed proxy revocation or new signed proxy must be received before the start of the special meeting.

        Your attendance at the special meeting will not, by itself, revoke your proxy.

        If your shares are held in an account by a broker, bank or other nominee, you should contact your nominee to change your vote.

Solicitation of Proxies

        The accompanying proxy for the special meeting is being solicited on behalf of the Liberty Media board. In addition to this mailing, Liberty Media's employees may solicit proxies personally or by telephone. Liberty Media pays the cost of soliciting these proxies. Liberty Media also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

SPECIAL FACTORS

Background of the Transactions

  Background of the Split-Off

        In December 2006, Liberty Media entered into an agreement with News Corporation to effect the exchange of stock of News Corporation held by Liberty Media for stock of Greenlady Corp., which held an approximate 40% interest in DIRECTV, three regional sports networks and cash. In August 2007, and in connection with the anticipated closing of the News Exchange, the Liberty Media board determined to seek the approval of its stockholders to reclassify its then-Liberty Capital tracking stock into two tracking stocks: a new Liberty Entertainment common stock and a reclassified Liberty Capital common stock. The new Liberty Entertainment tracking stock would reflect the businesses and operations of the Entertainment Group, which would have attributed to it the interest in DIRECTV, the three regional sports networks and cash to be acquired by Liberty Media in the News Exchange, together with certain other assets previously attributed to the Capital Group. The Liberty Media board believed that formation of the new Entertainment Group was appropriate because the nature of the assets received in the News Exchange was significantly different from the common stock of News Corporation delivered by Liberty Media in the News Exchange. In particular, the 40% interest in DIRECTV represented a significant interest that could potentially constitute a controlling interest in DIRECTV, as opposed to the other assets attributed to the Capital Group, a number of which constituted equity interests of less than 5% of various publicly held entities. The Liberty Media board considered several alternatives to the reclassification, including a spin-off of the assets acquired in the News Exchange, and ultimately decided that Liberty Media should retain these new assets, but that these new assets were so significant and different that the creation of a separate group to which these assets would be attributed was in the best interests of stockholders. This decision was based on, among other things, better transparency among groups, anticipated synergies associated with these businesses remaining part of one parent company, including enhanced consolidated credit ratings, possible tax benefits and shared treasury, finance and other functions. Stockholder approval to effect the reclassification was received in October 2007, the News Exchange was completed at the end of February 2008 and Liberty Media completed the reclassification of its then-Liberty Capital common stock in the beginning of March 2008. In April 2008, Liberty Media entered into a "cashless collar" transaction on 110 million shares of DIRECTV common stock. The transaction consisted of six sets of puts and calls entered into with an investment bank, which expire at approximately six month intervals beginning in December 2009. The cashless collar allowed Liberty Media to hedge a portion of its exposure to the DIRECTV stock. At the same time Liberty Media purchased 78.3 million additional DIRECTV shares in a private transaction, increasing its ownership of DIRECTV to approximately 48% of the then outstanding shares. The approximately $2 billion used to purchase these additional shares was obtained under a zero-coupon credit facility that is secured by a pledge of the cashless collar transaction and 170 million shares of DIRECTV stock owned by Liberty Media.

        Following the reclassification and the issuance of the Entertainment Group tracking stock, the Liberty Media board monitored the performance of the new group as compared to the underlying DIRECTV stock held by the Entertainment Group. In analyzing this performance, it was noted that, contrary to the Liberty Media board's expectations, the Liberty Entertainment tracking stock was trading at a significant discount to the value of its underlying assets.

        In September 2008, the Liberty Media board determined to re-evaluate the benefits of keeping the businesses attributed to the Entertainment Group under the same parent company with the businesses attributed to Liberty Media's other two tracking stock groups. The Liberty Media board considered whether the reasons for creating the Liberty Entertainment common stock, such as greater market recognition, better acquisition currency and flexibility in raising capital, could be better achieved were the Entertainment Group to be split-off from the rest of Liberty Media. Among other things, the Liberty Media board focused on the significant discount in the market value of the Entertainment

Group common stock to the value of its underlying assets, particularly the implicit discount being applied to the DIRECTV common stock attributed to the Entertainment Group. The Liberty Media board noted that, in the period immediately following the creation of the Liberty Entertainment tracking stock and based on consensus analyst reports, LMDIA was trading at an approximate 25% discount to market estimates of the Entertainment Group's net asset value and that this trading discount increased over the next six months. The Liberty Media board believed the trading discount was being caused by, among other things, the mix of public and private assets in the Entertainment Group compounded by Liberty Media's complex tracking stock structure. Moreover, the Liberty Media board considered that a beneficial outcome to its DIRECTV stock ownership might be a consolidation with DIRECTV, and that the complex nature of Liberty Media's tracking stocks together with the significant market discount applied to the Entertainment Group tracking stock would likely make it more difficult to complete a transaction with DIRECTV than if the Entertainment Group were split off into a separate public company. In that regard, DIRECTV had advised Liberty Media's management that DIRECTV's management and independent directors had expressed the view that the use of Liberty Media tracking stock as consideration in a potential merger with DIRECTV would not be in the best interests of DIRECTV's stockholders and DIRECTV. As a result, in the beginning of September 2008, the Liberty Media board authorized management to proceed with the development of a plan to split-off all of the businesses, assets and liabilities of the Entertainment Group as a new public company, LEI. Liberty Media announced this authorization to the marketplace.

        In response to the turmoil in the financial markets during October and November of 2008, the Liberty Media board decided to delay pursuing a split-off and to consider structural changes to the proposed split-off, including the composition of LEI's assets and liabilities. Although the Liberty Media board initially considered splitting-off all of the businesses, assets and liabilities of the Entertainment Group, the Liberty Media board determined to reconsider this approach in light of the effect of the Split-Off on the two tracking stock groups not included in the Split-Off and the continued growth potential of Liberty Media following such a split-off. In particular, the Liberty Media board noted (i) the deteriorating financial condition of the retail market and its impact on the retail businesses attributed to the Interactive Group, (ii) the effect of the market's downturn on the value of the assets in the Capital Group, and (iii) the $6.5 billion principal amount of debt obligations outstanding under the Liberty Media LLC indenture, which will continue to be obligations of Liberty Media LLC, a wholly owned subsidiary of Liberty Media. The Liberty Media board determined that retaining revenue generating assets and cash with a smaller post-split-off Entertainment Group would enhance the financial position of Liberty Media as a whole which would benefit Liberty Media and the two tracking stocks representing the Capital Group and the Interactive Group. Although these assets and cash would continue to be attributed to the Entertainment Group, the cash flow generated by these assets as well as the cash on hand would be available to Liberty Media as a whole and could be made available to the other groups in the form of loans or the creation of inter-group interests, which may result in terms more favorable to the Capital Group and the Interactive Group than could be obtained from third parties given current conditions in the capital and credit markets.

        The Liberty Media board reviewed all of the assets and businesses then-included in the Entertainment Group with a view to choosing significant assets to remain with Liberty Media and exclude from the Split-Off. The Liberty Media board focused on Starz Entertainment for several reasons. First, Starz Entertainment provides the Entertainment Group with a 100% owned "anchor" asset which has generated an average of approximately $1.1 billion in revenue during the three-year period ended December 31, 2008. As the anchor asset of the post-split-off Entertainment Group, Starz Entertainment's value is expected to be more transparent, thereby reducing the significant trading discount for this tracking stock following the Split-Off. Second, Starz Entertainment was recently reorganized in connection with Liberty Media's 2006 acquisition of IDT Entertainment, a subsidiary of IDT Corporation. The former IDT Entertainment was restructured as Starz Media LLC, a 100% owned creator and distributor of media content that is attributed to the Capital Group. Starz Media and Starz Entertainment share a common intermediary parent company, Starz LLC. Because the management teams of each of Starz Media and Starz Entertainment have become closely intertwined since this restructuring, the Liberty Media board believed that retaining Starz Entertainment with the Entertainment Group would allow these companies to continue enjoying the synergistic benefits of the Starz restructuring without the need for inter-company agreements. Third, the Liberty Media board weighed the possibility that LEI might pursue a transaction with DIRECTV and determined that the inclusion of Starz Entertainment, a privately held business, in the Split-Off likely would create valuation issues which would make any potential transaction with DIRECTV more difficult. The Liberty Media board then determined to allocate a to-be-determined amount of cash to LEI with the rest of the Entertainment Group's cash to remain with the Entertainment Group after the Split-Off. Lastly, the Liberty Media board determined to exclude Liberty Media's 37% equity interest in WildBlue (which is attributed to the Entertainment Group) from the assets to be contributed to LEI, because the WildBlue equity interest was believed to be a non-strategic asset for LEI and the Liberty Media board did not want to separate this equity interest from Liberty Media's debt investment in WildBlue (which is attributed to the Capital Group). The Liberty Media board subsequently determined to also retain Liberty Media's 100% interest in PicksPal and FUN Sports as part of the Entertainment Group following the Split-Off.

        In December 2008, the Liberty Media board determined to pursue the Split-Off with these structural modifications. In making this decision, the Liberty Media board considered a number of benefits to the Split-Off, including its belief that additional value can be created for the holders of the Liberty Entertainment common stock by separating select businesses of the Entertainment Group into the new public company (while still retaining substantial assets with the post-split-off Entertainment Group). The Liberty Media board believed that the value of the Split-Off businesses will experience greater market recognition in the hands of a stand-alone issuer than they do as part of the larger Liberty Media organization. The Liberty Media board noted that immediately before the Liberty Media board announced its intention to pursue the restructured split-off in December 2008 and based on consensus analyst reports, LMDIA was trading at an approximate 53% discount to market estimates of the Entertainment Group's net asset value. The Liberty Media board believed the Split-Off would reduce this trading discount thereby enhancing management's ability to raise capital in the equity markets and making the use of LEI common stock more appealing as an acquisition currency to potential acquisition candidates in lines of business similar or complementary to those of the businesses to be held by LEI. The Liberty Media board also believed increased focus by the market on LEI separate from Liberty Media will provide increased flexibility in structuring equity-based compensation awards, a key component of retaining and incentivizing a quality management team, and enable LEI to grant equity-based compensation awards to its management with less dilution to the holders of LEI common stock.

        In addition, representatives of Liberty Media had engaged, from time to time over the course of several months, in discussions with representatives of DIRECTV concerning various potential business plans, including certain plans that could ultimately result in a potential consolidation transaction. Although such discussions were preliminary in nature and no agreements or understandings were reached regarding any transaction, the Liberty Media board came to believe that the Split-Off would also provide flexibility in the structuring of a transaction with DIRECTV, primarily because the Split-Off would likely result in a significant decrease in the trading discount that affected the Liberty Entertainment stock. Thus, the Liberty Media board determined that pursuing the Split-Off, whether or not in conjunction with a transaction with DIRECTV, should lead to significant benefits for the Liberty Entertainment stockholders. Discussions between representatives of Liberty Media and DIRECTV continued until definitive agreements were reached in May 2009. For more information about the board's evaluation and consideration of transactions with DIRECTV, see "—Background of the DTV Business Combination" below.

        In analyzing the potential effects of the Split-Off to Liberty Media as a whole, the Liberty Media board further considered that the focus on DIRECTV, including the uncertainty which resulted in the financial community over the possibility of a transaction with DIRECTV, might be having an adverse effect on the Capital Group tracking stock and the Interactive Group tracking stock. By splitting off a portion of the Entertainment Group into a separate company, the Liberty Media board believed that the markets would focus more closely on the remaining assets of Liberty Media to the benefit of the holders of the two other tracking stocks and the remainder of the Entertainment Group.

        The Liberty Media board then revisited the proposed asset composition of LEI and the Entertainment Group following the Split-Off. After considering the relative liquidity needs of each, the Liberty Media board determined to retain a significant cash position at the Entertainment Group following the Split-Off and to make a portion of those funds available to LEI pursuant to a short-term revolving credit facility. In making this determination, the Liberty Media board also took into account the potential benefits to the Capital Group and the Interactive Group of having a substantial amount of cash in the Entertainment Group, which could be available for inter-group loans. It was determined that the revolving credit facility would provide for borrowings in the range of $300–$350 million principal amount and bear interest at market rates. The Liberty Media board believed that the revolving credit facility, coupled with LEI's marketable securities and the modest cash allocation to be made to LEI in connection with the Split-Off, will provide LEI with adequate short-term liquidity during which time LEI can establish its own credit rating as an independent public company. In addition, as structured, the revolving credit facility would not impose a long-term obligation on the assets of the Entertainment Group.

        In the course of its deliberations, the Liberty Media board also considered that the call agreement to which Mr. Malone and Liberty Media are parties (the call agreement) would not be applicable to the shares of Series B LEI common stock to be received by Mr. Malone, his wife and certain transferees of Mr. Malone (collectively the Malones) in the Split-Off. The call agreement, which limits the rights of the Malones to sell their Series B shares of Liberty Media's common stock, was originally entered into in 1998 in connection with the settlement of certain litigation related to the estate of Bob Magness, the founder of Tele-Communications, Inc. (TCI), the former parent company of Liberty Media. Mr. Malone, his wife and TCI were the original parties to the call agreement, and the Malones were paid a cash amount in connection with the grant of the call right. Liberty Media succeeded to TCI's rights under the call agreement in connection with AT&T Corp.'s acquisition of TCI in 1999 and the subsequent split-off of Liberty Media from AT&T Corp. in 2001. The call agreement grants Liberty Media the right to purchase all of the "high vote shares" (i.e., shares entitled to more than one vote per share, currently Series B Liberty Capital common stock, Series B Liberty Interactive common stock and Series B Liberty Entertainment common stock) owned by the Malones. This right is exercisable upon Mr. Malone's death or upon a proposed sale of the high vote shares. The purchase price is the lesser of the market price of the corresponding series of low vote shares (currently Series A Liberty Capital common stock, Series A Liberty Interactive common stock and Series A Liberty Entertainment common stock, respectively), plus a 10% premium, or the price to be paid by a third party purchaser. The call agreement also generally provides that if Liberty Media were sold to a third party the maximum premium payable for the high vote shares would be 10% above the market price of the corresponding series of low vote shares. Pursuant to the terms of the call agreement, Liberty Media's rights under the call agreement will not transfer to LEI in connection with the Split-Off and thus will not extend to the Malones' ownership of shares of Series B LEI common stock. As a result, there is no limit on the premium that the Malones may obtain on their shares of Series B LEI common stock. The call agreement will, however, continue to apply to the shares of Series B Liberty Capital common stock, Series B Liberty Interactive common stock and Series B Liberty Entertainment common stock that will remain outstanding after the Split-Off.

        In deciding to pursue the Split-Off, the Liberty Media board also evaluated, among other things, (i) the lost synergistic benefits of one consolidated public company; (ii) the costs of effecting the

Split-Off, including the additional legal, accounting and administrative costs of operating a separate public company; (iii) the potential tax liabilities that could arise as a result of the Split-Off; and (iv) the interests of Liberty Media's directors and executive officers in the Split-Off described under "—Interests of Certain Persons" below. The Liberty Media board considered all of these factors in its analysis even though some factors, such as the loss of intangible synergistic benefits and the interests of certain persons in the Split-Off, were not quantifiable. The costs of effecting the Split-Off were estimated to be $4–$5 million, and the additional legal and accounting costs of operating a separate public company were estimated to be $4–5 million per year. Administrative costs were not expected to change significantly as Liberty Media and LEI will be entering into a services agreement in connection with the completion of the Split-Off, pursuant to which Liberty Media personnel will provide service to LEI and LEI will reimburse Liberty Media for an allocable portion of such personnel compensation based upon the percentage of time spent on LEI matters. Liberty Media and LEI expect these allocations to aggregate $2–$3 million for the first twelve-month period following the Split-Off. Although the potential, collective tax liabilities that could arise to Liberty Media, LEI and the holders of Liberty Entertainment common stock if the Split-Off did not qualify as a tax-free transaction for U.S. federal income tax purposes would be substantial, the Liberty Media board did not consider it likely that these liabilities would be incurred due to the non-waivable conditions to the Split-Off that the opinions of tax counsel and the IRS private letter ruling (in each case, relating to the tax-free treatment of the Split-Off for U.S. federal income tax purposes) be obtained.

        After considering the positive and negative factors described above, the Liberty Media board unanimously determined that the anticipated benefits of the Split-Off outweighed the risks and costs and unanimously approved the Split-Off. Because the Split-Off would not include all of the assets, businesses and liabilities of the Entertainment Group, the Liberty Media board could not effect a redemption of all of the outstanding shares of Liberty Entertainment common stock under the Liberty Media charter. Rather, the Liberty Media board determined to effect a partial redemption of the Liberty Entertainment common stock, subject to the receipt of the requisite stockholder approval and the other conditions described below. In accordance with the terms of the Liberty Media charter, the Liberty Media board then determined that, if all conditions to the Split-Off are satisfied or, if applicable, waived, Liberty Media will redeem, on a pro rata basis, 90% of the shares of each series of Liberty Entertainment common stock outstanding on the date designated by the Liberty Media board.

        In an effort to avoid confusion in the markets following the completion of the Split-Off, the Liberty Media board has also determined, following the Split-Off and subject to the receipt of stockholder approval at Liberty Media's 2009 annual meeting, to redesignate LMDIA as Series A Liberty Starz common stock and LMDIB as Series B Liberty Starz common stock and to list these securities on the Nasdaq Global Select Market under the symbols "LSTZA" and "LSTZB", respectively. Because analysts and others in the financial community know the businesses of Liberty Media's Entertainment Group as the "Liberty Entertainment" stock, the Liberty Media board believed that naming the new public company "Liberty Entertainment, Inc." would create a smoother transition to independent trading following the Split-Off. Further, because the anchor asset of the remaining portion of the former Entertainment Group following the Split-Off will be Starz Entertainment, the Liberty Media board determined to include Starz in the new name of the group and the related tracking stock. If the conditions to the redesignation are satisfied, Liberty Media will effect the redesignation immediately following the Split-Off.

  Background of the DTV Business Combination

        Shortly after Liberty Media made its initial announcement concerning the possibility of a split-off transaction in September 2008, representatives of DIRECTV and Liberty Media commenced discussions regarding the possibility of engaging in a transaction involving Liberty Media's interest in DIRECTV. Representatives of Liberty Media expressed interest in exploring a transaction with DIRECTV as a way of reducing or eliminating the "holding company discount" that Liberty Media believes is likely to affect the market price of the LEI common stock after the Split-Off and avoiding the costs of having two separate public companies primarily focused on the same operating business. The Liberty Media board believes that investors are inclined to discount the value of a public company's shares when a substantial portion of that company's assets are shares in a separate public operating company, because of the inefficiency inherent in making an indirect (compared to a direct) investment in the operating company.

        To facilitate discussions regarding a possible transaction DIRECTV and Liberty Media entered into a mutual confidentiality agreement on September 15, 2008.

        On September 26, 2008, representatives of Liberty Media and DIRECTV met to discuss potential transactions involving Liberty Media's ownership interests in DIRECTV. One of the proposals made by Liberty Media and considered by DIRECTV was a transaction in which Liberty Media would exchange all of the DIRECTV shares it owned for all of the outstanding shares of a subsidiary of DIRECTV that would hold all of DIRECTV's interest in DTVLA and cash (we refer to this proposal as the DTVLA Exchange). In furtherance of these discussions, Liberty Media engaged legal and financial advisors to begin reviewing information concerning DTVLA to be provided by DIRECTV.

        By October 2008 representatives of Liberty Media had begun reviewing the DTVLA information and discussing with representatives of DIRECTV potential transactions involving Liberty Media's interest in DIRECTV. Those potential transactions included the DTVLA Exchange, a combination of LEI and DIRECTV following the Split-Off and a transaction involving a significant investment in DIRECTV by a third party to provide funding for the DTVLA Exchange or otherwise as part of a restructuring of Liberty Media's ownership in DIRECTV. In November and December 2008, representatives of Liberty Media and DIRECTV had various discussions regarding various alternative transactions but primarily concerning the impact the turmoil in the financial markets might have on the availability of funding for the DTVLA Exchange or another strategic transaction requiring significant funding from third parties. As a result of these discussions and the continuing market turmoil, Liberty Media and DIRECTV determined that a strategic transaction requiring a significant amount of third party financing, including the DTVLA Exchange, was not feasible, so the parties ceased discussions concerning these alternatives. Throughout this process (as described under "Background of the Split-Off" above), management of Liberty Media was under instructions to simultaneously pursue the then-proposed Entertainment Group split-off.

        On January 22, 2009, Liberty Media filed its preliminary proxy material regarding the approval of the Split-Off.

        Following the abandonment of discussions regarding the DTVLA Exchange and other transactions that would require significant third party financing, representatives of Liberty Media continued ongoing discussions with representatives of DIRECTV concerning various potential business plans, including certain plans that could ultimately result in a potential consolidating transaction. See "Special Factors—Backgrounds—Background of the Split-Off" for more information. As part of these discussions, representatives of Liberty Media and DIRECTV reviewed several potential structures, including the legal and tax considerations of each, that could be utilized in a consolidating transaction. As these discussions progressed, the parties determined that the most efficient structure would involve the creation of a new public holding company that would acquire both DIRECTV and LEI in separate mergers with subsidiaries of the new holding company in a tax-free transaction. In such a transaction, holders of DIRECTV common stock and LEI common stock would each receive shares of the new holding company, which the parties referred to as Holdings.

        The parties also discussed the potential capital structure of Holdings. DIRECTV preferred that Holdings have one class of common stock with each share having one vote per share rather than a dual class capitalization with high vote and low vote shares similar to the proposed capitalization of LEI. DIRECTV noted that one potential benefit of a consolidating transaction was the possibility that it could be structured to fulfill DIRECTV's obligations to satisfy the FCC Puerto Rico Condition. DIRECTV undertook that obligation in February 2008 in connection with obtaining the FCC order required to close the News Exchange. See "Certain Relationships and Related Transactions—Relationships between DIRECTV and Liberty Media—Separation Agreement" for more information.

        DIRECTV had been unable to divest itself of its Puerto Rican operations on acceptable terms or otherwise cause the FCC Puerto Rico Condition to be satisfied. In connection with its discussions with the FCC regarding the FCC Puerto Rico Condition, the FCC representatives discussed the establishment of a trust arrangement to hold DIRECTV's Puerto Rican business as a means of satisfying the FCC Puerto Rico Condition. After additional discussions with the FCC regarding such a trust arrangement, effective February 25, 2009, DIRECTV placed all of the shares of DIRECTV Puerto Rico into a trust and appointed an independent trustee to oversee the management and operation of DIRECTV Puerto Rico. The trustee also has the authority, subject to certain conditions, to divest ownership of DIRECTV Puerto Rico.

        Although DIRECTV believed that this trust arrangement satisfied the FCC Puerto Rico Condition, DIRECTV continued to explore an alternate structure that would permit it to satisfy the FCC Puerto Rico Condition and make the trust no longer necessary. DIRECTV determined that this goal could be accomplished in a consolidating transaction that was structured so that all stockholders of DIRECTV and LEI receive a single class of stock, because Mr. Malone's voting stake in Holdings would be less than 5% and, in such a transaction, DIRECTV believed it may be possible to obtain Mr. Malone's agreement, among other things, not to participate in management of Holdings as a member of its board of directors or otherwise.

        On March 5, 2009, DIRECTV sent a draft of a non-binding term sheet to Liberty Media setting forth a proposal for a consolidating transaction involving LEI. Pursuant to this proposal, Liberty Media would continue with the Split-Off. Immediately after the Split-Off, LEI would be merged with a newly formed entity and would become a subsidiary of Holdings. DIRECTV would be merged with a separate subsidiary of Holdings, with the result that all of the equity interests in DIRECTV, as well as ownership of the other assets to be held by LEI at the time of the Split-Off, would be consolidated under Holdings, which would become a new public company. The DIRECTV proposal also contemplated that the board of directors of Holdings following the transaction would be composed of the members of the current DIRECTV board, other than Mr. Malone and Messrs. Maffei and Carleton (to the extent their presence would result in Mr. Malone or Liberty Media continuing to have an "attributable interest" in Holdings under the applicable FCC regulations), plus additional independent directors, with the likely result that no directors or officers of Liberty Media or LEI would serve on the board of Holdings. Additionally, the proposal provided that Liberty Media would be subject to an agreement to vote in favor of the transaction, a standstill regarding the acquisition of securities of Holdings, a non-compete with respect to the business of Holdings and a non-solicitation agreement regarding the senior management of Holdings. In these mergers, the holders of DIRECTV stock would exchange their shares of DIRECTV common stock for Holdings common stock on a one-for-one basis, while holders of LEI stock would exchange their LEI shares for Holdings common stock based upon the mutually agreed value of LEI's assets plus a to-be-agreed premium related to LEI's DIRECTV shares, less the approximate $2 billion in debt incurred by a subsidiary of Liberty Media in connection with the acquisition of additional DIRECTV shares in April 2008. DIRECTV's acknowledgement that a premium for the benefit of LEI's stockholders would be acceptable was in response to Liberty Media's position that such a premium was appropriate considering the size of LEI's interests in DIRECTV stock and the benefit to DIRECTV's stockholders of such a transaction.

        In the initial DIRECTV proposal, the holders of LEI Series A common stock and LEI Series B common stock would have received shares of a single class of common stock of Holdings, with each such share entitled to one vote, and with no additional consideration being paid to the holders of the LEI Series B common stock (who would be exchanging shares having 10 votes per share for shares entitled to one vote per share). DIRECTV's proposal also required that Mr. Malone, his wife, Leslie Malone, and other related entities (the Malone Group) would enter into an agreement with DIRECTV pursuant to which they would agree to support a transaction in which their voting power in the successor entity would be diminished in exchange for a cash payment to the Malone Group of a to-be-agreed amount. The proposal also provided that the Malone Group would agree to vote in favor of the transaction (and against any competing transaction) and to certain standstill, non-compete and non-solicitation provisions. Because the holders of LEI Series B common stock would receive single vote common stock of Holdings, the Malone Group's approximate 30% voting power at LEI would be reduced to less than 5% of the voting power in Holdings. This, combined with the requirement that neither Mr. Malone nor any person over which he was deemed by the FCC to have influence by virtue of his position with Liberty Media (which would likely include Mr. Maffei, Mr. Carleton and any other director, officer or employee of Liberty Media or LEI) be permitted to serve as a director of Holdings, would result in Mr. Malone ceasing to have an "attributable interest" in DIRECTV for FCC purposes, thus satisfying the FCC Puerto Rico Condition. The DIRECTV proposal also required Mr. Malone to take such other actions as were necessary to cause the FCC Puerto Rico Condition to be satisfied without the need for the trust arrangement or divestiture.

        During the next two weeks, representatives of DIRECTV and Liberty Media engaged in discussions concerning DIRECTV's proposal. The discussions also related to certain of the economic terms of a transaction, including the amount of the premium the Liberty Entertainment stockholders would receive as a result of Liberty Media's ownership interest in DIRECTV. These discussions resulted in DIRECTV making a revised proposal to Liberty Media on March 23, 2009 in the form of a revised non-binding term sheet. The revised proposal contemplated substantially the same structure of the transactions as had been contained in the original proposal. Pursuant to the proposal, the number of shares of Holdings common stock that holders of LEI common stock would receive in the merger was to be fixed at 517 million, subject to adjustment in certain circumstances. That number of shares was calculated by applying a premium to the DIRECTV shares owned by Liberty Media (all of which are attributed to the Entertainment Group) of 5%, and subtracting from that amount the liabilities that the parties agreed would be owed by LEI at the time of the mergers, net of the value of assets (other than DIRECTV shares) that the parties agreed would be held by LEI at the time of the mergers. The proposed 5% premium resulted from preliminary discussions between Liberty Media, which had sought an 8-10% premium, and DIRECTV, which was insisting on a lower premium. The reduction in the number of shares was calculated by dividing the total net liability agreed to by the parties by $22, which was within the range of sale prices of DIRECTV stock on March 20, 2009, the trading day preceding the date on which DIRECTV made its revised proposal.

        The revised proposal also provided that the members of the Malone Group would enter into an agreement with DIRECTV pursuant to which they would contribute all of their shares of LEI Series A common stock and LEI Series B common stock (which would represent approximately 30% of the outstanding voting power of LEI) to Holdings prior to the mergers in exchange for a number of shares of Holdings common stock equal to the amount the Malone Group would have been entitled to in the mergers, plus approximately 7.2 million additional shares of Holdings common stock. This additional amount was intended to compensate the members of the Malone Group for, among other things, giving up their 30% voting position at LEI and executing certain transaction agreements, which were collectively expected to resolve the FCC Puerto Rico Condition. In connection with the News Exchange, DIRECTV had received a $160 million capital contribution from a subsidiary of Liberty Media and the dollar amount of this capital contribution was used as the basis for the additional consideration proposed to be delivered to the Malone Group. The approximately 7.2 million additional shares reflected the $160 million consideration divided by the reference price of the DIRECTV shares referred to above of $22 per share. The DIRECTV proposal also required the Malones to vote in favor of the transactions (and against any alternative transaction), Mr. Malone's agreement not to seek to become a member of Holdings' board of directors and non-compete, standstill and non-solicitation agreements with the Malone Group.

        On March 26, 2009, Liberty Media provided a revised term sheet to DIRECTV. The revised term sheet included certain changes to the transaction terms previously proposed by DIRECTV including, among other things, the issuance in the aggregate to holders of LEI common stock of 518.3 million shares of Holdings common stock, subject to certain adjustments, the addition of a majority of the minority stockholder approval condition with respect to the vote by Liberty Entertainment stockholders, the elimination of any closing condition regarding third party consents and the removal of certain pre-closing covenants regarding the operation of businesses to be owned by LEI at the time of the mergers.

        Following the exchange of term sheets and discussions between representatives of the parties, management of Liberty Media reviewed the terms of the revised DIRECTV term sheet and Liberty Media's revised term sheet with members of the Liberty Media board in discussions occurring on or about March 26, 2009 (the March 26 Discussions). Those discussions did not occur in the context of a board meeting and no action with respect to the revised proposal was requested of or taken by Liberty Media's board. Management discussed with the board members the material issues raised by the revised DIRECTV term sheet. In particular management advised the board members that (i) the formula for determining the consideration to be delivered to the LEI stockholders had been revised, (ii) the values for the non-DIRECTV share assets to be held by LEI were within the ranges previously discussed with the board and (iii) the single class capital structure would mean that the holders of shares of LEI Series A and Series B common stock would receive the same consideration and that the holders of shares of LEI Series B common stock (other than the Malone Group) would receive no additional consideration in exchange for their high vote stock. Management advised the board members that because the Malone Group would hold over 90% of the outstanding shares of LEI Series B common stock, which would constitute approximately 30% of the voting power of LEI, the voting power of the shares held by the remaining holders of the LEI Series B common stock would be insufficient to significantly affect any matters to be voted on by stockholders. Accordingly, there was less justification to treat these holders more favorably than the holders of LEI Series A common stock.

        In the course of the March 26 Discussions, management also discussed with the board members the effects that the proposal made to the Malone Group would have on the overall transaction. Although the Malone Group did not hold a majority voting position in Liberty Entertainment shares, the approximately 30% voting power represented by the shares held by the Malone Group constituted a significant voting block that, if voted against a proposed transaction, would make it difficult to obtain stockholder approval. DIRECTV had, as part of the original term sheet, made it a requirement in the proposed transaction that the Malone Group enter into a voting agreement with DIRECTV and had indicated to representatives of Liberty Media that it would not continue discussions or proceed with a transaction unless the Malone Group's support was assured. Management reported to the board members the explanation of the DIRECTV representatives that, in determining the additional shares to be issued to the Malone Group for giving up their voting position, DIRECTV had also ascribed significant value to the fact that this would satisfy the FCC Puerto Rico Condition without a divestiture of the DIRECTV Puerto Rico business.

        In the course of the March 26 Discussions, management discussed with the board members certain benefits to Liberty Media of structuring a transaction that contemplated the Split-Off followed by a merger transaction. Among these reasons were:

  •
  The split-and-merger structure would result in LEI remaining an independent public company for only a short period of time, if at all. LEI had budgeted between $4–5 million per year for legal, accounting and other expenses that would be incurred while LEI was a publicly-traded entity. If a merger were completed immediately following the Split-Off, these costs and expenses would be eliminated.

  •
  The successor company would be assuming Liberty Media's obligations with respect to the Greenlady Debt, thereby decreasing the likelihood that LEI would have been forced to sell shares of DIRECTV's common stock following the Split-Off in order to satisfy its obligations on such debt.

  •
  The proposed transaction would result in DIRECTV having a single board of directors owing fiduciary duties only to DIRECTV stockholders thereby eliminating any conflict issues that may have arisen with persons serving on the board of both DIRECTV and LEI.

  •
  Because stockholders would have a direct interest in Holdings, the publicly traded parent company of DIRECTV, it was unlikely that the market price of their shares would be subject to the market discount that may have applied to the ownership of LEI common stock following the Split-Off (as a result of LEI's most significant asset being stock of another public company). Although management did not believe that such a discount would be as large as the discount that had applied to the Liberty Entertainment common stock (due to the elimination of the "tracking stock discount" in the Split-Off), management believed that the proposed transaction should eliminate any continuing discount altogether.

        Management also noted that the DIRECTV shares had performed well in the current market downturn—better than many other media companies in recent periods. It was suggested that this was due in part to its strong management team, which would become the management team of Holdings following the merger.

        During the March 26 Discussions, management discussed with the board members the following negative aspects of a proposed transaction with DIRECTV:

  •
  The merger transaction would likely result in holders of LEI common stock receiving a relatively small premium in return for LEI giving up its controlling interest in DIRECTV.

  •
  Holders of LEI Series B common stock would likely expect a premium over the LEI Series A common stock in exchange for their high vote shares and might initiate litigation over the failure to be paid such a premium.

  •
  LEI may have been able to negotiate better terms for itself and its stockholders if it had been the acquirer of the DIRECTV business following the Split-Off.

  •
  The split-and-merge structure would increase the complexity of the tax analysis and may delay the receipt of the necessary tax rulings from the IRS or may prevent Liberty Media from obtaining such tax rulings.

  •
  The proposed merger will require regulatory approvals in addition to those required for the Split-Off. Such approval process may result in delays in effecting the Split-Off.

        Management's discussions with the board also focused on the fact that entering into a merger agreement with DIRECTV prior to the Split-Off would mean that Liberty Media would be a required party to such agreement and may have to assume liability for certain of LEI's obligations and liabilities. If, however, LEI were split-off prior to entering into an agreement with DIRECTV, LEI would have become an independent company and Liberty Media would be implicated in such a transaction only to the extent of any liabilities and obligations between Liberty Media and LEI. Liberty Media's legal advisors had advised management that, from a fiduciary standpoint, the Liberty Media board would need to consider whether it was in the best interests of all of Liberty Media's stockholders, including the holders of the Capital Group tracking stock and the Interactive Group tracking stock, to become responsible for material liabilities that could impact the entire company in connection with a transaction that provided benefits primarily to the Entertainment Group.

        In response to questions raised by directors during the March 26 Discussions, management discussed with the board members the timetable for the Split-Off and how the proposed addition of the merger transaction would impact that timetable. The board members expressed concern regarding the potential delays in effecting the Split-Off that may result from entering into a merger agreement prior to the Split-Off, including DIRECTV's suggestion that it would prefer that the Split-Off be delayed until the conditions to the mergers had been satisfied. Management advised the board members that it was confident that Liberty Media would be able to obtain the tax rulings necessary to accomplish the Split-Off relatively quickly and noted that seeking tax rulings related to the mergers could delay receipt of these rulings. It was also noted that the follow-on mergers would add additional complexity to the rulings and may also require additional representations and agreements from Mr. Malone and any other large stockholders in order to obtain tax opinions necessary to consummate the transactions.

        During the March 26 Discussions, Mr. Malone reported to the board members that he had not determined, in his capacity as a stockholder, whether or not he was willing to support and engage in a transaction with DIRECTV pursuant to which he would retain a significant economic stake in the consolidated company but would have little input in the management of that company.

        The consensus of the Liberty Media board members following the March 26 Discussions was that it was worthwhile to pursue a potential transaction with DIRECTV while at the same time proceeding with the Split-Off. In particular, the board members expressed the desire that the Split-Off not be delayed in favor of the proposed DIRECTV transaction because of the uncertainty that definitive agreements could be entered into with DIRECTV in a timely fashion. Management was instructed to engage with representatives of DIRECTV to proceed to negotiate a transaction while also continuing preparations for the stockholder meeting to be held to approve the Split-Off. Representatives of Liberty Media and DIRECTV continued their discussions while the drafting of transaction documents commenced and DIRECTV continued to review information in the "data room" set up to facilitate DIRECTV's review of information regarding Liberty Sports, GSN and FUN. In furtherance of the Split-Off, on April 3, 2009 Liberty Media amended its previously filed preliminary proxy statement to, among other things, respond to comments received from the SEC and to include two additional proposals to be considered at Liberty Media's annual meeting, one of which (the redesignation proposal) was related to the Split-Off.

        In the course of these negotiations, Mr. Malone and Mr. Maffei had numerous discussions with Chase Carey, the then-Chief Executive Officer of DIRECTV, regarding the terms of the proposed transaction, including the terms of the Malone arrangement. In the course of these discussions, Mr. Malone expressed concerns regarding DIRECTV's proposal that the Malone Group not receive high vote stock in the transaction and that Mr. Malone be prohibited from participating in management in order to satisfy the FCC Puerto Rico Condition. Mr. Malone proposed an alternate structure in which the holders of LEI Series B common stock would receive high vote stock of Holdings, but such stock would be subject to certain call rights and rights of first refusal. Mr. Carey informed Mr. Malone that he did not believe such a transaction would be acceptable in a structure where holders of LEI common stock would be receiving a premium for their shares.

        During the several weeks following the March 26 Discussions, Liberty Media delivered to representatives of DIRECTV drafts of the proposed tax sharing agreement between Liberty Media and LEI and the reorganization agreement between Liberty Media and LEI. The parties exchanged drafts of a merger agreement, the Malone Agreement, and various other ancillary agreements and instruments during the first week of April 2009. On April 10, Liberty Media engaged Goldman Sachs to act as its financial advisor in connection with the proposed merger with DIRECTV. Management of DIRECTV and Liberty Media, together with their respective legal counsel, met in New York on April 14 and 15, 2009 to review the transaction and begin negotiation of the transaction agreements. Among the significant issues that arose during these meetings was DIRECTV's request that Liberty Media make detailed representations and warranties regarding LEI's business and DIRECTV's request to have such representations and warranties survive the closing. Liberty Media maintained that it would not agree to those provisions. DIRECTV eventually acceded to this position so long as it obtained detailed representations as to the business and assets of LEI and would not be required to close the transactions if such representations failed to be true and such failure would have a material adverse effect on LEI. In addition, based on their review of the drafts of the proposed tax sharing agreement and reorganization agreement proposed by Liberty Media to be executed in connection with the Split-Off, representatives of DIRECTV expressed concern about provisions of those agreements that would make LEI liable for certain contingent liabilities, including income tax liabilities if the tax-free nature of the Split-Off were to be successfully challenged. Management explained to the representatives of DIRECTV that, whether or not DIRECTV and Liberty Media were able to reach an agreement with respect to a business combination, because of the nature of Liberty Media's tracking stock structure, Liberty Media would complete the Split-Off and cause LEI to assume substantially all of these obligations because if such liabilities were to be retained by Liberty Media it would result in the assets attributable to Capital Group and the Interactive Group becoming a source for satisfaction of those obligations, despite the fact that such groups would not participate in benefits from the Split-Off and mergers to be received by Entertainment Group stockholders.

        DIRECTV raised concerns regarding certain terms proposed by Liberty Media, including the condition to the transaction proposed by Liberty Media that a majority of the non-Malone affiliated stockholders of Liberty Media approve the transactions and Liberty Media's requirement that it be permitted to proceed with the Split-Off as quickly as possible. DIRECTV's concern regarding the special non-Malone vote arose because such vote created an additional condition to closing the transaction. Liberty Media, however, insisted on the special non-Malone stockholder vote because it believed that it was appropriate to have the non-Malone stockholders separately approve the transactions given the differential consideration to be delivered to the Malones in connection with the Transactions together with Mr. Malone's influence as Chairman of the Board of Liberty Media and the voting power of his shares of Liberty Media common stock. Further, Liberty Media believed the ratification of the transactions by the non-Malone stockholders would have certain substantive and procedural effects under Delaware law. With respect to the timing of the Split-Off and the Mergers, DIRECTV's preferred structure was for the Mergers to immediately follow the Split-Off. This would decrease the risk of LEI incurring separate liabilities while it was a public company and would also reduce the possibility that a third party could attempt to acquire a significant block of LEI shares on the open market prior to the Mergers. Liberty Media insisted that it be entitled to complete the Split-Off prior to the Mergers because of its concern regarding potential delays in closing the Mergers and concern that the Mergers may not ultimately be completed. Believing the benefits of the overall transaction outweighed these structural risks, DIRECTV agreed to accept the special non-Malone voting requirement and that Liberty Media would be entitled to proceed with the Split-Off and would not have to delay the effectiveness of the Split-Off to coincide with the closing of the mergers. LEI would be a party to the merger agreement and thus would remain obligated to complete the transactions following the Split-Off.

        Following these meetings between representatives of DIRECTV and Liberty Media, a Liberty Media board meeting was held on April 16, 2009 in order to report on the status of both the proposed DIRECTV transaction and the Split-Off. At this meeting, management reported on the progress that had been made with respect to both the Split-Off and the potential consolidating transaction. Management informed the board that it believed that, assuming the parties did not come to agreement on a merger transaction, Liberty Media would be able to mail by early May the proxy statement related to its annual meeting of stockholders at which the split-off proposal, among others, would be considered. The Liberty Media board then requested management to report on its progress regarding the proposed DIRECTV transaction.

        Management informed the board that it continued to have discussions with DIRECTV on a potential transaction, but there remained a number of significant issues to be resolved. Among the issues that remained outstanding were the formula for calculating the exchange rate of LEI shares for Holdings shares, the adjustments related to LEI options and restricted shares that would be outstanding following the Split-Off and the effect on the exchange rate, the various post-signing covenants that would govern the operation of LEI's and DIRECTV's businesses and the length of time and other terms of the non-compete and standstill agreements being requested of Liberty Media.

        The Liberty Media board then reviewed with management the proposed terms of the Malone Agreement and considered whether an independent committee of the board should be formed to review the transactions with the Malone Group, noting that because the DIRECTV proposal contemplated the Malone Group receiving common stock with the same voting power as the common stock received by other stockholders, the potential conflict would relate to the premium DIRECTV was offering the Malone Group. This premium was intended to compensate the members of the Malone Group for relinquishing the level of voting power represented by their shares of Liberty Entertainment and LEI common stock. After discussing the issue with its legal advisors, the Liberty Media board determined not to appoint an independent committee of directors at that time. The board also reviewed with its legal advisors various alternatives to a special committee process, including the effects of Liberty Media's requirement that any transaction between the Malone Group and DIRECTV be approved by a majority of those Liberty Entertainment stockholders not affiliated with the Malone Group.

        After further discussion of the status of the proposed transactions, remaining open issues, potential delays in completing the Split-Off and potential liabilities that may arise out of the proposed merger transaction, particularly with respect to the Malone arrangements, the Liberty Media board expressed concern about proceeding with the merger structure under consideration. The board's concern was that the premium to be paid to the Malone Group in the proposed transaction, although supported by the relevant facts, may enhance the risk of stockholder suits related to the Malone arrangements, that such stockholder suits could, among other things, create a risk of uncertainty with respect to the consummation of the transaction, and that the separate vote of the non-Malone Group Liberty Entertainment stockholders may not completely insulate the transaction from those risks. Mr. Malone expressed concern that, although the arrangements with the Malone Group would help to facilitate a transaction that the board might ultimately determine was in the best interests of stockholders, entering into these agreements may result in him and the other members of the Malone Group becoming the target of suits brought by Liberty Media stockholders. Mr. Malone also reiterated his concern, in his capacity as a stockholder, with the proposed arrangements in which he would have a significant economic interest in Holdings but, in order to satisfy the FCC Puerto Rico Condition, would not be permitted to participate in management. Mr. Malone also informed the board that, in his capacity as a stockholder, he had a preference for completing the Split-Off without having an agreement with DIRECTV because of the potential delays to the Split-Off that a transaction with DIRECTV would cause. In light of the above concerns, he was not prepared to enter into the voting agreement required by DIRECTV as a condition to entering into the proposed transaction.

        Given DIRECTV's requirement that the Malone Group enter into the voting agreement as a condition to proceeding with the proposed transaction, and after considering the outstanding issues that remained to be resolved, potential litigation and other risks and the delays in effecting the Split-Off that may result from continuing to attempt to execute a merger agreement prior to the Split-Off, the Liberty Media board decided to terminate discussions with DIRECTV and proceed only with the Split-Off. Representatives of Liberty Media conveyed this decision to representatives of DIRECTV.

        On April 20, 2009, Mr. Carey called Mr. Maffei to discuss Liberty Media's reasons for ceasing negotiations and to consider potential solutions. In the course of these discussions, Mr. Maffei suggested an alternate transaction structure in which holders of DIRECTV common stock and LEI Series A common stock would receive Holdings common stock having one vote per share, holders of LEI Series B common stock would receive a separate class of Holdings common stock having 10 votes per share, and all DIRECTV and LEI stockholders would also receive shares of a non-voting class of Holdings common stock. Mr. Maffei noted that if each DIRECTV and LEI stockholder received 50% of the merger consideration in the form of non-voting shares while receiving high or low vote shares for the remainder, such a combination of shares would result in the Malone Group holding shares having approximately 24% of the outstanding voting power of Holdings. Mr. Carey subsequently informed Mr. Maffei that the DIRECTV board would consider such a revised structure, but would not support the issuance of non-voting stock in such a transaction. In lieu of the high/low/no vote structure suggested by Mr. Maffei, representatives of DIRECTV proposed that only high vote and low vote stock be issued but that the high vote stock would be entitled to 15 votes per share rather than 10 votes, which would result in the Malone Group holding approximately 24% of the outstanding voting power of Holdings (approximately the same amount of voting power it would have held under the high/low/no vote proposal). After discussion between Mr. Malone and Mr. Maffei, Mr. Malone called Mr. Carey and told him that while such a revised structure may be acceptable, he did not believe it was in the Liberty Media stockholders best interest to delay the Split-Off in order to pursue this idea further and instead believed it was best for Liberty Media to continue with the Split-Off at this time.

        On April 23, Messrs. Carey, Maffei and Malone, as well as Messrs. Tanabe and Hunter, the General Counsels of Liberty Media and DIRECTV, respectively, engaged in further discussions concerning the high vote/low vote proposal. In the course of these discussions, Mr. Malone agreed in principle to limit the voting rights of the Malone Group's Class B stock of Holdings to 24% of the total outstanding voting power of Holdings, that Holdings would not have any board or stockholder supermajority voting provisions and that any special consent rights in favor of the holders of the high vote Holdings shares would only be of the type necessary to protect their position against actions of the company designed to improperly dilute their voting power. In addition, over the course of the next few days Mr. Malone confirmed his prior proposal that the Malone Group would accept certain transfer restrictions, rights of first refusal for Holdings' benefit and rights in favor of Holdings to buy shares of the high vote Holdings stock upon the death of Mr. Malone. Mr. Malone noted, however, that his acceptance of these matters was conditioned on the parties coming to an agreement on this matter promptly and that, if an agreement were not reached by the time Liberty Media was otherwise ready to mail its proxy statement for the Split-Off, Liberty Media would end negotiations and proceed with the Split-Off on its current timetable. As a result of this restructuring of the transaction, the Malone Group would retain a significant portion of its voting power and there would not be any additional shares issued to the Malone Group. Because Mr. Malone would receive shares having in excess of 5% of the voting power of Holdings, he would continue to have an "attributable interest" in DIRECTV for FCC purposes and the transaction would not result in satisfaction of the FCC Puerto Rico Condition. Because the structure of the transaction would no longer result in the satisfaction of the FCC Puerto Rico Condition, DIRECTV determined that it would keep the trust arrangement in place. As a result, it was no longer necessary to preclude Mr. Malone and the other officers of Liberty Media who were also directors of DIRECTV from serving on the Holdings board.

        The proposal providing for the issuance of high vote Holdings shares to the holders of LEI Series B common stock also required that the Malone Group agree to vote in favor of the transaction and to certain transfer restrictions that would prohibit the members of the Malone Group from transferring shares of LEI and Holdings for a limited period of time. These restrictions were imposed by DIRECTV for both tax and business reasons. DIRECTV also required that Holdings have a right of first refusal in the event the Malone Group attempted to sell its high vote stock and a right to buy such high vote shares in the event of Mr. Malone's death. In addition, under the revised structure, shares of high vote Holdings stock would be converted to low vote shares automatically in the event of a public sale and would not be convertible at the option of the holder. The Malone Agreement would also limit the voting power of the Malone Group's Class B stock of Holdings to 24% in the aggregate.

        To address the Liberty Media board's concerns related to potential delays that may occur as a result of the split-and-merge structure, DIRECTV agreed that Liberty Media could proceed with the Split-Off as quickly as possible. Representatives of the parties continued to review and exchange drafts of the various transaction agreements and to refine various aspects of the revised structure and resolve various tax concerns. In connection with the resolution of such tax issues, the parties determined that the members of the Malone Group should be subject to certain additional restrictions on the acquisition or disposition of Liberty Entertainment shares as well as LEI and Holdings shares. As part of the changes to the transaction being discussed and at Liberty Media's request, DIRECTV agreed to indemnify the directors and officers of LEI and Liberty Media for all Liberty Entertainment and LEI stockholder claims related to the approval of the transactions in the event the merger was consummated other than claims brought relating to the determination of the 90% redemption ratio in the Split-Off.

        The Liberty Media board discussed these proposed changes to the transaction at its meeting held on May 1, 2009. The board reviewed the proposal relating to the issuance of the high vote shares of Holdings with its legal advisors. During the course of these discussions, the advisors noted that DIRECTV had indicated the issuance of a second class of shares would require the imposition of restrictions on the rights of the Malone Group and other substantial limitations on ownership in order to comply with certain tax requirements.

        In the revised transaction structure, the board was informed that all holders of LEI Series B common stock would receive shares of Class B common stock of Holdings in the merger. The Class B common stock would be entitled to 15 votes per share on matters presented to Holdings stockholders, although Mr. Malone stated that he had agreed that the Malone Group's aggregate voting power with respect to the Holdings Class B common stock would be limited to 24%, with any excess voting power to be voted in the same manner and proportion as stockholders of Holdings other than the Malone Group had voted. The holders of Class B common stock would also have certain consent rights related to actions that may be taken by Holdings that, among other things, would disproportionately affect the voting power associated with the shares of such stock. In addition, shares of Holdings Class B common stock held by members of the Malone Group and certain of their transferees would be subject to a right of first refusal in favor of Holdings as provided in the Malone Agreement and would be redeemable by Holdings upon Mr. Malone's death. Mr. Malone also noted that the Malone Group would agree to vote in favor of the transaction, but would no longer be required to agree to certain non-compete restrictions. The shares of Class B common stock of Holdings would not be publicly traded and would not be freely convertible into Class A common stock at the option of the holder. Instead, the shares would be subject to an automatic conversion provision to the extent a holder wished to sell shares into the market. Additionally, in order to resolve certain tax concerns raised by DIRECTV, Mr. Malone had agreed to additional restrictions upon his ability to acquire or dispose of shares of Liberty Entertainment, LEI and Holdings, as applicable, for a specified period of time. Mr. Malone reported that he was willing to agree, in his capacity as a stockholder, to the material terms of the Malone Agreement as then proposed by DIRECTV and to support the proposed transaction, subject to approval of the Liberty Media board.

        At the May 1 board meeting, the Liberty Media board consulted with representatives of Goldman Sachs regarding its preliminary, illustrative financial analysis of the proposed merger. The board then engaged in general discussions regarding the value to a potential acquiror of securing one or more blocks of shares in a control transaction, and it was noted that it was not uncommon for the buyers of stock in public companies who were interested in acquiring control or a significant voting position in a target company to be willing to pay a premium above the market price to secure a block of stock representing 10% or more of the voting power of a target company.

        At this meeting, the board was informed that certain aspects of the revised structure were still being negotiated and various tax and other matters were still under review. In particular, it was noted that Mr. Bennett's continued ownership of options that would entitle him to acquire Class B shares of Holdings may require that he agree to certain transfer restrictions in order to preserve the tax-free nature of the transaction. As a result, management of Liberty Media informed the board that a subsequent meeting of the board would be required in order to review and approve the final structure of the transaction as well as the definitive agreements to be entered into by the parties.

        In addition, management summarized for the board certain affiliation arrangements which had been negotiated with DIRECTV regarding certain programming services distributed by subsidiaries of Liberty Media. Although such agreements had been negotiated on an arm's-length basis between representatives of DIRECTV and Liberty Media and were replacements for or extensions of existing month to month arrangements, such arrangements were reviewed by the board and approved because they had been negotiated during the pendency of the proposed transactions with DIRECTV.

        Management also discussed with the board the various benefits and negative aspects of approving a transaction with DIRECTV in connection with, and not following, the Split-Off. In addition, management discussed with the board the various benefits to the non-Malone Group holders as a result of the proposed transaction, including, among other things, the premium to be received by all holders of LEI common stock (including that the Malone Group and the non-Malone Group would receive the same per-share premium) and the various restrictions and limitations that the Malone Group would be subject to following the proposed transaction.

        The board then reviewed with its legal advisors various aspects of the transaction, including, among other things, the scope of the board's fiduciary duties under Delaware law, potential legal claims relating to the transaction, the process options available to the board, the contractual indemnification offered by DIRECTV and the effects of the non-Malone Group vote of Liberty Entertainment stockholders required in connection with the potential transactions, including the Split-Off, the LEI merger and the Malone Agreement. The board also reviewed with management issues regarding the terms of the credit facility to be made available by DIRECTV to LEI after the Split-Off and the potential delay in the effectiveness of the Split-Off that could arise as a result of entering into the transaction with DIRECTV. The board instructed management to proceed to negotiate definitive documents on the terms specified by the board, and then adjourned the meeting.

        On May 3, 2009, the Liberty Media board reconvened its board meeting and continued their discussions and analysis of the DIRECTV Business Combination. All directors were present on the call. At this meeting, the directors reviewed the history of the negotiations with DIRECTV and the current structure of the transactions, particularly changes to the transactions proposed after May 1. One significant change since the May 1 meeting was that DIRECTV was now proposing that high vote stock only be issued to persons who agreed to restrictions to which the Malone Group would be subject. The board considered whether or not it would be appropriate and, in any event, practicable to negotiate such restrictions with or impose such restrictions on all holders of Series B LEI common stock. These restrictions were being imposed to assist in the preservation of the tax-free treatment of the Split-Off and, among other things, prohibited holders of Holdings Class B common stock from selling or acquiring shares, or having substantial negotiations regarding the sale or purchase of shares, for a period of one year following the Split-Off (subject to limited exceptions). The board noted that even if it would be possible to execute separate agreements with such a dispersed group of public holders or impose such restrictions pursuant to the certificate of incorporation, it would be impracticable to enforce such restrictions. Given the significant tax liabilities that could arise in the event the Split-Off was taxable, the board elected not to pursue the issuance of Holdings Class B common stock to persons other than the Malone Group. Accordingly it was proposed that holders of Series B LEI common stock, other than the Malone Group, would receive shares of Class A common stock of Holdings in the LEI Merger. As a result, the Malone Agreement would now provide that the members of the Malone Group would exchange their shares of LEI Series B common stock for shares of Class B common stock of Holdings at the same per share ratio applicable to other LEI stockholders in the LEI Merger. All other holders of Series B common stock of LEI would receive shares of Class A common stock of Holdings on the terms to be specified in the Merger Agreement.

        The Liberty Media board then reviewed certain tax aspects of the transaction, including the previously discussed situation with Mr. Bennett's options. Management then engaged in a more detailed discussion of the potential tax problem that had arisen as a result of the beneficial ownership by Robert R. Bennett (one of the directors of Liberty Media) of high vote shares of Liberty Media's three tracking stocks. Mr. Bennett did not participate in these discussions. The Liberty Media board was informed that DIRECTV had requested Liberty Media and LEI to enter into an agreement with Mr. Bennett (i) to restrict his ability to acquire or sell shares of Liberty Entertainment common stock, LEI common stock and DIRECTV common stock prior to the completion of the Mergers and (ii) to acknowledge that those of his LEI options which would be exercisable for Series B shares following the Split-Off would be converted in the LEI Merger into Holdings options to acquire Class A shares only. The Liberty Media board was apprised that, in exchange for agreeing to these restrictions, which would essentially leave Mr. Bennett in an illiquid position with respect to Liberty Entertainment, LEI and Holdings common stock for some period of time (subject to a limited exception), Mr. Bennett had requested the grant of certain LMDIA options. These options were intended to compensate Mr. Bennett for agreeing to such restrictions and the resulting decrease in the liquidity in his Liberty Entertainment investment, including as a result of the prohibition on his ability to exercise options. Representatives of management negotiated with Mr. Bennett the amount of consideration he would receive and the parties agreed to issue Mr. Bennett options having a Black-Scholes value (as of the last trading day prior to execution of the Merger Agreement) of approximately $2.5 million. The parties further agreed that in the event the Split-Off occurred subsequent to November 1, 2009, Mr. Bennett would be issued an additional 50,000 options on the first day of each month thereafter until the Split-Off occurred or the Merger Agreement and, together therewith, the restrictions on his shares terminated. Because Mr. Bennett was unwilling to agree to an unlimited duration on the lock-up in exchange for the foregoing amount of option value, the November 1st date provided him with a horizon on his illiquidity. If that horizon were to be extended, the additional option grants were intended to compensate him for the incremental length(s) of illiquidity. Following review of the terms of the proposed arrangements with Mr. Bennett, Mr. Bennett was excused from the meeting and the board discussed the terms of Mr. Bennett's arrangements. After considering the costs associated with the option grants and the expected benefits of the DIRECTV Business Combination, the Liberty Media board approved the terms of this agreement, including the option grants to be made thereunder, and determined that the option grants would be made pursuant to Liberty Media's nonemployee director incentive plan. In determining to approve the grant under the nonemployee director plan, the board considered Mr. Bennett's many years of board service and the expectation that these grants would encourage Mr. Bennett to not only agree to the restrictions described above but also to continue providing his services through the completion of the Transactions and thereafter.

        Management and the legal advisors then described the material terms of the Merger Agreement, the Malone Agreement, the Liberty Agreement and each of the other Transaction Agreements, the negotiation of each of which had been completed in all material respects, and answered questions raised by directors with respect to the alternatives that had been negotiated with DIRECTV over the past month and the current structure of the Transactions. Representatives of Goldman Sachs then joined the meeting, orally rendered the opinion to the Liberty Media board, subsequently confirmed in writing, that as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of LMDIA and LMDIB who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate, and responded to questions of the board. The board of directors of Liberty Media did not obtain separate opinions addressing the fairness from a financial point of view to those holders of LMDIA and LMDIB (other than the Malones and their respective affiliates), who receive shares of LEI Series A common stock and LEI Series B common stock as a result of the Split-Off, of the LEI Exchange Ratio pursuant to the Merger Agreement because LEI Series A common stock and LEI Series B common stock carry the same economic rights.

        The remaining members of the Liberty Media board, with John Malone, his son Evan Malone and Liberty Media's CEO Greg Maffei abstaining, then unanimously (i) approved and declared advisable

(A) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement), (B) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution) and (C) the Merger Agreement and the transactions contemplated thereby (including the LEI Merger), and (ii) resolved to recommend that the holders of Liberty Entertainment common stock approve the Split-Off and that the holders of Liberty Entertainment common stock (other than Mr. Malone, certain affiliated persons of Mr. Malone and any other director or officer of Liberty Media) approve the DIRECTV Business Combination.

        Through the evening of May 3, 2009, the parties finalized the various agreements, and, early on the morning of May 4, 2009, executed the Merger Agreement, the Liberty Agreement and the Malone Agreement. Also on May 4, 2009, Liberty Media and DIRECTV issued a joint press release announcing the DIRECTV Business Combination.

        Within the first month following the execution of the Merger Agreement, the President and Chief Executive Officer of DIRECTV, Chase Carey, announced that he would be resigning effective July 1, 2009 to accept a position with News Corporation. A committee of the DIRECTV board was tasked with finding a replacement for Mr. Carey, and Larry Hunter, the Executive Vice President and General Counsel of DIRECTV, was appointed Interim Chief Executive Officer. Also within this period, a number of lawsuits were filed by or on behalf of the stockholders of DIRECTV relating to the Transactions. In mid-July, a meeting of the Liberty Media board was called to discuss these developments and the status of the Transactions, including the progress that had been made in obtaining the private letter rulings from the IRS (which, if not received by July 31, 2009, would provide Liberty Media with a termination right absent a waiver of a related closing condition by DIRECTV). At a telephonic board meeting on July 17, 2009, management explained to the board that no replacement for Mr. Carey had yet been selected and discussions ensued among the directors as to the uncertainty that lie ahead for DIRECTV. Management then informed the board that the July 31 deadline for the receipt of the tax rulings would be approaching and that it was highly unlikely the tax rulings would be received by then. Management further informed the board that DIRECTV had expressed an unwillingness to waive the related closing condition and would therefore be requesting an extension or elimination of the July 31 deadline. The Liberty Media board determined that it would be willing to grant DIRECTV the extension it sought in exchange for additional governance rights at DIRECTV and Holdings, including a supermajority voting requirement at the board level to approve the new CEO of DIRECTV or Holdings and to expand the board of DIRECTV or Holdings beyond 12 members prior to the first annual meeting of stockholders following the completion of the Mergers. The Liberty Media board also determined that it would be beneficial to have an additional independent director on the board of DIRECTV who would serve on its nominating and corporate governance committee and compensation committee and, accordingly, determined that Mark Carleton, Senior Vice President of Liberty Media, would resign from the DIRECTV board contingent on the appointment of his successor (who must qualify as independent for stock exchange purposes and be mutually acceptable to Liberty Media and DIRECTV). The Liberty Media board further sought an approval right over the independent director who would fill the existing vacancy on the DIRECTV board. Lastly, these rights would be preserved at Holdings through the limited use of supermajority voting requirements for a limited period following the closing of the Transactions. Management was authorized to negotiate an amendment to the Merger Agreement with DIRECTV to this effect.

        With the approval of the Liberty Media board (with John Malone, Evan Malone, Greg Maffei and Robert Bennett abstaining), the parties executed Amendment No. 1 to the Merger Agreement on July 29, 2009, which provided that the July 31 deadline would be eliminated and, instead, LEI would have the right to terminate the Merger Agreement beginning after the second business day following Liberty Media's notice to DIRECTV of receipt of the tax rulings, unless DIRECTV either notifies Liberty Media that rulings with respect to certain tax matters are reasonably acceptable to them, or, alternatively, waives the related closing condition or delivers a certificate to LEI acknowledging receipt of a tax opinion in lieu of the requested rulings. The amendment also provided for the foregoing governance arrangements and a number of agreed-upon ministerial changes. The parties also executed Amendment No. 1 to the Malone Agreement on July 29, 2009, which corrected typographical errors and made conforming changes based on the final provisions of the Holdings charter.

        During June and July of 2009, counsel for Liberty Media had discussions with the Staff of the Securities and Exchange Commission as to whether the LEI Merger, when coupled with the Malone Contribution, constituted a "13e-3 transaction" as it relates to the Unaffiliated LEI Series B Holders. On July 30, 2009, the Liberty Media board and the LEI board each met to consider, in accordance with Rule 13e-3, the substantive and procedural fairness to the Unaffiliated LEI Series B Holders of the LEI Merger and the Malone Contribution. Following a discussion of the factors described under "—Fairness Determination of the Boards of Directors of Liberty Media and LEI" below, the Liberty Media board and the LEI board each determined that the transactions contemplated by the Merger Agreement (including the LEI Merger) and the Malone Agreement (including the Malone Contribution) are substantively and procedurally fair to the Unaffiliated LEI Series B Holders. John Malone and his son Evan Malone, as well as Greg Maffei (the CEO of Liberty Media) and Robert Bennett (former CEO of Liberty Media) abstained from voting on the fairness determination.

Liberty Media's Reasons for the Split-Off and the DTV Business Combination; Recommendation of the Liberty Media Board

        The Liberty Media board of directors has determined that the Split-Off and the DTV Business Combination are each advisable and in the best interests of Liberty Media and its stockholders. In reaching this conclusion, the Liberty Media board consulted with Liberty Media's management and its legal and financial advisors, and considered a variety of factors, including the material factors described below.

  Liberty Media's Reasons for the Split-Off

        In coming to its conclusion that the Split-Off is advisable and in the best interest of Liberty Media and its stockholders, the Liberty Media board determined that this is the case whether or not the DTV Business Combination is completed. The material factors considered by the Liberty Media board in reaching this conclusion are set forth below, with such factors separated between those which are based upon the DTV Business Combination closing and those which are based on the DTV Business Combination not closing.

        The Liberty Media board considered the following material factors concerning the Split-Off, which are premised on the DTV Business Combination closing:

  •
  Representatives of DIRECTV were unwilling to effect a business combination transaction that involved DIRECTV stockholders receiving Liberty Entertainment common stock.

  •
  The Split-Off is a condition precedent to the completion of the DTV Business Combination.

  •
  The Split-Off will enable LEI stockholders to receive shares of Holdings common stock in the DTV Business Combination in a manner that is generally tax-free to them.

  •
  The Split-Off enables Liberty Media to retain Starz Entertainment and the other assets that will remain in the Entertainment Group, which the Liberty Media board believes were undervalued by DIRECTV during preliminary transaction structure discussions with its representatives.

  •
  By effecting the Split-Off, DIRECTV agreed to pay the LEI stockholders a premium in the DTV Business Combination based upon the relative market values of the Liberty Entertainment common stock and DIRECTV common stock immediately prior to the initial public announcement by Liberty Media and DIRECTV of their execution of the Merger Agreement.

        The Liberty Media board considered the following material factors concerning the Split-Off, which are premised on the possibility that the DTV Business Combination may not close:

  •
  Because the LEI common stock would more directly represent the primary business and assets currently tracked by the Entertainment Group, the Liberty Media board believes the value of the Split-Off business will receive greater market recognition in the hands of a stand-alone issuer, which will likely reduce the discount to net asset value at which the Liberty Entertainment common stock has been trading.

  •
  The improved market recognition of the LEI assets resulting from the Split-Off would provide LEI with greater flexibility in raising capital and responding to strategic opportunities, as well as create a more attractive acquisition currency in the LEI common stock.

  •
  The Split-Off should facilitate an alternative business combination with DIRECTV were the DTV Business Combination to not be completed.

  •
  LEI will have increased flexibility in structuring equity-based compensation awards, a key component of retaining and incentivizing a quality management team.

  •
  The Liberty Media board's expectation that the Split-Off will be completed in a manner that is generally tax-free to Liberty Media and its stockholders.

        The Liberty Media board also considered that the Split-Off might permit the assets in the Capital Group and the Interactive Group to receive greater market recognition, by removing the distraction of speculation in the investment community over the possibility of a transaction involving the DIRECTV shares attributed to the Entertainment Group.

        In the course of its deliberations, the Liberty Media board also considered a variety of risks and other potentially negative factors associated with the Split-Off, including:

  •
  The lost synergistic benefits of one consolidated public company.

  •
  The costs of effecting the Split-Off, including the additional legal, accounting and administrative costs of operating a separate public company.

  •
  The potential tax liabilities that could arise as a result of the Split-Off.

  •
  The interests of Liberty Media's directors and executive officers in the Split-Off described under "The Split-Off—Interests of Certain Persons" below.

  •
  Risks of the type and nature described under the section entitled "Risk Factors."

        After considering the positive and negative factors described above, the Liberty Media board determined that the anticipated benefits of the Split-Off outweighed the risks and costs and approved the Split-Off. In light of the number, variety and complexity of the factors that the Liberty Media board considered in determining to effect the Split-Off, the Liberty Media board did not believe it to be practicable to assign relative weights to the factors it considered. Rather, the Liberty Media board conducted an overall analysis of the factors described above. In doing so, different members of the Liberty Media board may have given different weight to different factors.

  Liberty Media's Reasons for the DTV Business Combination

        In coming to its conclusion that the DTV Business Combination is advisable and in the best interests of Liberty Media and its stockholders, the Liberty Media board considered the following material factors:

  •
  The DTV Business Combination would eliminate the post Split-Off public holding company structure in which LEI's principal consolidated asset will be its interest in another public company (DIRECTV), thereby avoiding the holding company discount that has historically been applied by the investment community to similar structures while also eliminating the costs of operating LEI as a separate public company.

  •
  That the LEI stockholders will obtain a premium for their shares in the DTV Business Combination based upon the relative market values of the Liberty Entertainment common stock and DIRECTV common stock immediately prior to the initial public announcement by Liberty Media and DIRECTV of their entrance into the Merger Agreement.

  •
  The opinion of Goldman Sachs, financial advisor to Liberty Media, rendered to the Liberty Media board that, as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of Liberty Entertainment Common Stock who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate.

  •
  The consummation of the DTV Business Combination would eliminate any potential competition between LEI and DIRECTV, including the pursuit of acquisition opportunities and capital raising activities.

  •
  The Liberty Media board's expectation that the consummation of the DTV Business Combination will generally be tax-free to LEI and its shareholders.

  •
  The review by the board with Liberty Media's legal and financial advisors of the structure and terms of the Merger Agreement and ancillary agreements including the parties' representation, warranties and covenants, the conditions to their respective obligations and the termination provisions, as well as the likelihood of the consummation of the transaction and the board's evaluation of the likely time period necessary to close.

        The Liberty Media board weighed these factors against various risks associated with the DTV Business Combination, including, among other things:

  •
  That, while the DTV Business Combination is expected to be completed, there is no assurance that all conditions to the parties' obligations to complete the transaction will be satisfied or waived, and as a result, it is possible that the transaction might not be completed.

  •
  The interests of Liberty Media's directors and executive officers and the interests of DIRECTV's directors and executive officers in the DTV Business Combination described under "The DTV Business Combination—Interests of Certain Persons" below.

  •
  That, since the number of Holdings shares to be issued in the LEI Merger is fixed, rather than based on a floating exchange ratio that accounts for fluctuations in share prices, the market value of such shares at the time they are initially issued to LEI stockholders may vary significantly from the market value of the Liberty Entertainment common stock or DIRECTV common stock on the date of the Merger Agreement, on the date of this proxy statement/prospectus, or on the date of the special meeting;

  •
  That the payment of costs related to the Mergers will adversely affect the short-term operating results and cash flows of Holdings;

  •
  That, following the Mergers, Mr. Malone may have significant influence over corporate matters considered by Holdings and its stockholders due to his position as Holdings' Chairman of the Board and the Malones' approximately 24.2% voting power in Holdings (after giving effect to the restrictions set forth in the Malone Agreement);

  •
  That certain provisions of the Merger Agreement that require LEI to pay DIRECTV termination fees and expense reimbursements could deter a third party from making a competing acquisition proposal for LEI or assets of LEI, including its DIRECTV shares, or affect the structure, pricing and terms of any competing proposal made by a third party, possibly to the detriment of LEI's stockholders;

  •
  That the successful integration of DIRECTV's and LEI's organizations, procedures and operations may divert Holdings management's focus and resources from the core direct-to-home satellite operating business during the integration process; and

  •
  That the excess share provisions in the Holdings charter has the effect of placing limitations on the shares held by certain stockholders, which may make it difficult for a third party to acquire Holdings.

        After careful deliberation of the foregoing, the Liberty Media board determined that the anticipated benefits of the DTV Business Combination outweighed the risks and costs and approved the DTV Business Combination. In light of the number, variety and complexity of the factors that the Liberty Media board considered in determining to effect the DTV Business Combination, the Liberty Media board did not believe it to be practicable to assign relative weights to the factors it considered. Rather, the Liberty Media board conducted an overall analysis of the factors described above. In doing so, different members of the Liberty Media board may have given different weight to different factors.

Fairness Determination of the Boards of Directors of Liberty Media and LEI

        The LEI Merger, as it relates to the holders of LEI Series B common stock other than the Malones (the Unaffiliated LEI Series B Holders), is considered a "13e-3 transaction" because the Unaffiliated LEI Series B Holders will exchange their shares for a class of Holdings common stock in the LEI Merger that is different from the class of common stock that the Malones will receive in exchange for their shares of LEI Series B common stock in the Malone Contribution. While the Unaffiliated LEI Series B Holders will receive shares of Holdings Class A common stock in the LEI Merger, the Malones will receive shares of Holdings Class B common stock in the Malone Contribution. As a result, under Rule 13e-3, Liberty Media and LEI are each required to consider the substantive and procedural fairness to the Unaffiliated LEI Series B Holders of the LEI Merger and the Malone Contribution. For a discussion of the differences between the two classes of Holdings common stock, see "Description of Common Stock and Comparison of Stockholder Rights."

        The Liberty Media board of directors determined that the transactions contemplated by the Merger Agreement (including the LEI Merger) and the Malone Agreement (including the Malone Contribution) are substantively and procedurally fair to the Unaffiliated LEI Series B Holders.

        Substantive Factors.    In making this determination, the Liberty Media board considered various factors, including:

  •
  Equivalent Economic Interest.  The LEI Exchange Ratio will be the same for the LEI Series A common stock and the LEI Series B common stock, which will result in all holders of LEI common stock, including the Unaffiliated LEI Series B Holders, receiving an equivalent per share economic interest in Holdings (including as to dividend and liquidation rights).

  •
  Historical Trading.  The LEI Exchange Ratio represents a premium to all LEI stockholders, including the Unaffiliated LEI Series B Holders, based on historical trading prices for shares of LMDIA and LMDIB.

  •
  Enhanced Liquidity.  The Holdings Class B common stock will not be listed on a stock exchange and will have no active trading market. The Holdings Class A common stock will be listed on the Nasdaq Global Select Market and is expected to have a highly liquid trading market due to, among other things, the significant increase in the number of publicly held shares of Holdings (as the successor to DIRECTV) as a result of the dispersal of shares among a larger group of stockholders. Further, the Unaffiliated LEI Series B Holders will receive a more liquid security than they currently hold. The 52-week average daily trading volume for LMDIB is less than 1% (approximately 2,200 shares) of the 52-week average daily trading volume for each of LMDIA (approximately 4 million shares) and DIRECTV (approximately 11 million shares).

  •
  Restrictions on Class B Holders.  The Holdings Class B common stock will be entirely illiquid for a prescribed period following the closing of the Transactions due to the one-year lock-up on sales and the prohibition on substantial negotiations related thereto. Further, shares of Holdings Class B common stock will not be freely convertible, at the option of the holder, into the publicly traded low-vote shares and will be subject to a right of first refusal and a redemption right, in each case, in favor of Holdings.

  •
  Relative Insignificance of Per Share Voting Rights.  Although the Holdings Class B common stock will have a higher per share vote than the Holdings Class A common stock (15 votes versus 1 vote), the higher voting power is not meaningful in the hands of the Unaffiliated LEI Series B Holders compared with the significant voting block held by the Malones (approximately 24.2% aggregate voting power of Holdings common stock (on a capped basis)). On a pro forma basis, even if the Unaffiliated LEI Series B Holders were to receive shares of Holdings Class B common stock, this dispersed group of stockholders would collectively control only 2.2% of the aggregate voting power of Holdings common stock.

        Procedural Factors.    In making its fairness determination, the Liberty Media board also considered other factors, including:

  •
  Fairness Opinion.  On May 3, 2009, Goldman Sachs, financial advisor to Liberty Media, orally rendered its opinion to the Liberty Media board, subsequently confirmed in writing, that as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of LMDIA and LMDIB who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate.

  •
  Ability of Non-Malone Holders to Block Transactions.  The Merger Agreement includes a MOM Vote provision as a condition to the Mergers, which requires that the holders of a majority of the aggregate voting power of the Liberty Entertainment common stock, excluding shares owned by John Malone, affiliated persons of Mr. Malone and the officers and directors of Liberty Media, approve (i) the Split-Off and the transactions contemplated thereby, (ii) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution), and (iii) the Merger Agreement and the transactions contemplated thereby (including the LEI Merger).

  •
  Approval of Disinterested Directors.  John Malone (Chairman of the Boards of Liberty Media and DIRECTV), Evan Malone (a director of Liberty Media and the son of John Malone), Greg Maffei (CEO and a director of Liberty Media) and Robert Bennett (a director and former CEO of Liberty Media) abstained from the vote by the Liberty Media board of directors on (i) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution) and (ii) the Merger Agreement and the transactions contemplated thereby (including the LEI Merger), as well as the Liberty Media board's determination as to the relative fairness of the Transactions to the Unaffiliated LEI Series B Holders.

        Negative Factors.    In addition to the foregoing positive factors which the Liberty Media board considered in making its fairness determination, the Liberty Media board also considered the following negative factors, which it viewed as insufficient to outweigh the positive factors:

  •
  Diminution in Per Share Voting Rights.  The Unaffiliated LEI Series B Holders will receive Holdings common stock representing 14 votes per share less than the Holdings common stock to be received by the Malones in exchange for their LEI Series B shares. Following the Transactions, the Unaffiliated LEI Series B Holders will hold 0.2% of the aggregate voting power of Holdings common stock, compared with 2.6% of the aggregate voting power of the Liberty Entertainment common stock currently held by them and 2.6% of the aggregate voting power of LEI common stock expected to be held by them immediately following the Split-Off (but without giving effect to the DTV Business Combination).

  •
  Trading Price Differential.  Shares of LMDIB have historically traded at prices that are marginally higher (less than 1% on average) than the LMDIA shares. Unaffiliated LEI Series B Holders who purchased LMDIB or LEI Series B shares in the market at a higher trading price will receive the same securities in the Transactions as holders who purchased LMDIA or LEI Series A shares for a lower trading price.

  •
  Absence of a Special Committee.  No special committee of the board was formed nor was any other representative retained to negotiate exclusively on behalf of the Unaffiliated LEI Series B Holders.

  •
  No Separate Fairness Opinion.  No separate opinion of Goldman Sachs, financial advisor to Liberty Media, was rendered as to the fairness to the Unaffiliated LEI Series B Holders alone of their receipt of Holdings Class A common stock.

  •
  Inability of Unaffiliated LEI Series B Holders to Control MOM Vote.  Although the Merger Agreement includes the MOM Vote as a condition to the Mergers, the Unaffiliated LEI Series B Holders will only exercise approximately 3.7% of the aggregate voting power of the Liberty Entertainment common stock entitled to vote on the MOM Vote. As a result, the Unaffiliated LEI Series B Holders will not control the outcome of the MOM Vote, rather the holders of LMDIA will control whether this closing condition is satisfied.

  •
  Lack of Appraisal Rights.  The Unaffiliated LEI Series B Holders are not entitled to appraisal rights under Delaware law, and no provision is included in the Merger Agreement to otherwise provide them with this right.

        The Liberty Media board did not consider LEI's pro forma net book value (assets minus liabilities as reflected in LEI's financial statements for accounting purposes) in its evaluation of fairness to the Unaffiliated LEI Series B Holders as net book value is impacted by the accounting treatment of transactions and is thus not comparable across companies or periods, nor does that metric take into account the earnings power or future cash flow potential of LEI. The Liberty Media board also did not consider the liquidation value of LEI, as liquidation was not considered to be a viable alternative to effecting the Transactions.

        The Liberty Media board of directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weights to the individual factors considered in making its fairness determination. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

        The LEI board of directors has adopted the foregoing analysis and determined that the transactions contemplated by the Merger Agreement (including the LEI Merger) and the Malone Agreement (including the Malone Contribution) are substantively and procedurally fair to the Unaffiliated LEI Series B Holders.

 Opinion of Financial Advisor to the Liberty Media Board

        The Liberty Media board of directors retained Goldman Sachs as its financial advisor in connection with the Mergers. In connection with this engagement, at a May 3, 2009 meeting of the Liberty board, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the LEI Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of LMDIA and LMDIB who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate.

        The full text of the written opinion of Goldman Sachs, dated May 3, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex H. Goldman Sachs provided its opinion for the information and assistance of Liberty Media's board of directors in connection with its consideration of the Mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of Liberty Entertainment common stock should vote with respect to the redemption proposal, each of the transaction proposals or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  a form of the Reorganization Agreement;

  •
  the Malone Agreement;

  •
  the preliminary proxy statement on Schedule 14A as filed by Liberty Media with the Securities and Exchange Commission on April 24, 2009;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of Liberty Media and DIRECTV for the five fiscal years ended December 31, 2008;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Liberty Media and DIRECTV;

  •
  other communications from Liberty Media and DIRECTV to their respective stockholders;

  •
  certain historical financial data for the three regional sports networks of Liberty Sports Holdings, LLC (the RSN Subsidiaries) and for GSN prepared by their respective managements;

  •
  certain publicly available research analyst estimates of the future financial performance of DIRECTV that Liberty Media instructed Goldman Sachs to use for purposes of rendering its opinion;

  •
  certain internal financial analyses and forecasts for DIRECTV prepared by its management; and

  •
  certain internal financial analyses and forecasts for the RSN Subsidiaries prepared by their respective managements and certain internal financial analyses and forecasts for GSN prepared by its management, in each case, as approved for Goldman Sachs' use in connection with the opinion by Liberty Media.

        Goldman Sachs also held discussions with members of the senior management of Liberty Media regarding their assessment of the strategic rationale for, and the potential benefits of, the Mergers and the past and current business operations, financial condition, and future prospects of Liberty Media, LEI and DIRECTV. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Liberty Entertainment common stock and of DIRECTV common stock, compared certain financial and stock market information for Liberty Media and DIRECTV with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the cable and satellite television industries specifically and in other industries generally and performed such other studies and analyses, and considered other factors, as it considered appropriate.

        For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed, with the consent of the Liberty Media board of directors, that the publicly available research analyst estimates of the future financial performance of DIRECTV and the internal forecasts for the RSN Subsidiaries and GSN prepared by their respective managements have been reasonably prepared and reflect the best currently available estimates and judgments of Liberty Media. Goldman Sachs did not express any opinion as to the impact of the Mergers, the transactions contemplated by the Reorganization Agreement (the Restructuring), the Split-Off, the Malone Contribution or any related or ancillary transaction on the solvency or viability of Liberty Media, LEI, DIRECTV, Holdings, their respective abilities to pay their obligations when they come due or their respective compliance with applicable laws, including laws relating to the repurchase or redemption of capital stock. In addition, Goldman Sachs assumed that all governmental, regulatory or other consents, rulings, opinions and approvals necessary for the completion of the Mergers, the Restructuring, the Split-Off and the Malone Contribution will be obtained without any adverse effect on Liberty Media, LEI, DIRECTV or Holdings or on the expected benefits of the Mergers in any way meaningful to its analysis. Goldman Sachs also assumed, at the direction of Liberty Media, that for federal income tax purposes, the Split-Off will qualify as a tax-free distribution and the Mergers will be treated as a tax-free reorganization. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Liberty Media, LEI, DIRECTV or Holdings or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs.

        Goldman Sachs' opinion did not address any legal, regulatory, tax or accounting matters nor did it address the underlying business decision of Liberty Media or LEI to engage in the Mergers, or the relative merits of the Mergers as compared to any strategic alternatives that may be available to Liberty Media or LEI. Goldman Sachs' opinion addressed only the fairness from a financial point of view, as of May 3, 2009, to those holders (other than the Malones and their respective affiliates) of shares of Liberty Entertainment common stock, who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate, of the LEI Exchange Ratio pursuant to the Merger Agreement and Goldman Sachs did not express any opinion as to the allocation of the aggregate consideration in the LEI Merger among the holders of the two classes of LEI common stock. Goldman Sachs did not express any view on, and Goldman Sachs' opinion did not address, any other term or aspect of the Merger Agreement or the Mergers, including, without limitation, the fairness of the Mergers to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Liberty Media, LEI, DIRECTV or Holdings; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Liberty Media, LEI, DIRECTV or Holdings, or class of such persons in connection with the Mergers, whether relative to the LEI Exchange Ratio pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs did not express any view on, and Goldman Sachs' opinion did not address, any aspect of, the Restructuring, the Split-Off, the Malone Contribution, the exchange ratio in the DIRECTV Merger (the DIRECTV Exchange Ratio), agreements ancillary to the Mergers, any provisions in the Merger Agreement for the adjustment of the LEI Exchange Ratio based on the options or stock appreciation rights of either Liberty Media or LEI, or any provisions in the Merger Agreement relating to the Greenlady Debt or any equity collars or other arrangements or obligations in connection therewith.

        Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, May 3, 2009 and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the prices at which the shares of Liberty Entertainment common stock, LEI common stock, DIRECTV common stock or Holdings common stock will trade at any time. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

  Financial Analyses used by Goldman Sachs

        The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Liberty Media in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 3, 2009 and is not necessarily indicative of current market conditions.

  Illustrative Premia Analysis

        Goldman Sachs calculated and compared the implied premium for LEI common stock represented by the LEI Exchange Ratio pursuant to the Merger Agreement based on illustrative average closing prices of LEI common stock and the implied equity consideration to be received for each share of LEI common stock pursuant to the LEI Merger.

        Because LEI common stock was not publicly traded as of May 1, 2009 (the last day of trading prior to the execution of the Merger Agreement), Goldman Sachs calculated illustrative average closing prices of LEI common stock based upon the actual reported closing prices of Series A Liberty Entertainment common stock. This calculation assumes that, at each point in time referenced in the table below, the total number of shares of LEI common stock outstanding was equal to 90% of the total number of shares of Liberty Entertainment common stock (the percentage of such stock to be redeemed for LEI common stock as contemplated by the Split-Off) outstanding as of March 31, 2009, and that the total equity value of LEI on a standalone basis was equal to 90% of the total equity value attributed to Liberty Entertainment Group.

        Goldman Sachs determined the implied equity consideration to be received for each share of LEI common stock by multiplying (i) the total number of shares of Holdings common stock to be received by LEI stockholders pursuant to the LEI Exchange Ratio (based on an illustrative number of shares of LEI common stock outstanding equal to 90% of the shares of Liberty Entertainment common stock outstanding as of March 31, 2009) by (ii) the closing price of DIRECTV common stock on May 1, 2009.

        The following table presents the results of this analysis based on (i) an illustrative closing price of LEI common stock as of May 1, 2009, (ii) the one year (52 week) high illustrative closing price of LEI common stock, (iii) illustrative average closing prices of LEI common stock during the one-month, three-month and six-month periods ended May 1, 2009 and (iv) the illustrative average closing price of LEI common stock for the period commencing with the initial trading of the Liberty Entertainment tracking stock on March 4, 2008 and ending on May 1, 2009.

 Premium to Illustrative Closing Share Price of LEI

Time Period	Illustrative Share Price of LEI	Premium
As of May 1, 2009	$24.33	12.2%
One Year High	$28.64	(4.7)%
One Month Average	$22.90	19.2%
Three Month Average	$19.96	36.8%
Six Month Average	$17.67	54.5%
Average since commencement of trading of Liberty Entertainment tracking stock on March 4, 2008	$21.55	26.7%

        Goldman Sachs also calculated the implied premium for LEI common stock represented by the LEI Exchange Ratio pursuant to the Merger Agreement based on (i) the implied equity consideration to be received for each share of LEI common stock pursuant to the LEI Merger (calculated in the manner described above) and (ii) an illustrative net asset value per share of LEI common stock.

        Goldman Sachs calculated an illustrative net asset value of LEI based upon (i) the market value of DIRECTV common stock beneficially owned by Liberty Media using the closing share price of DIRECTV common stock on May 1, 2009, (ii) a range of values ($700 million—$850 million in the aggregate) for Liberty Media's 100% interest in the RSN Subsidiaries and 65% interest in GSN (see "—Analysis of RSN Subsidiaries and GSN," "—Analysis of RSN Subsidiaries" and "—Analysis of GSN," below for a description of the analysis used in arriving at this range of values), (iii) approximately $2 billion indebtedness to be assumed by LEI in connection with the Split-Off, less certain cash and cash equivalents to be held by LEI and its subsidiaries, (iv) the estimated market value (based on publicly available information) of the equity collars on DIRECTV common stock entered into in April 2008 by Greenlady II, LLC (Greenlady II), a subsidiary of Liberty Media which will become a subsidiary of LEI in connection with the Split-Off and (v) the liability associated with the estimated number of outstanding options to purchase shares of LEI common stock following completion of the Split-Off, calculated on the basis of the treasury stock method and assuming no such options will be exercised prior to the completion of the LEI Merger, net of the tax benefit to Liberty Media associated with the exercise of such options. In calculating the implied net asset value per share of LEI, Goldman Sachs assumed an illustrative number of shares of LEI common stock outstanding equal to 90% of the shares of Liberty Entertainment common stock outstanding as of March 31, 2009.

        The following table presents the results of this analysis:

Premium to Illustrative Net Asset Value per Share of LEI

Illustrative Net Asset Value per Share of LEI	Premium
$26.14 - $26.46	4.5% - 3.2%

(1)
Based on values for Liberty Media's 100% interest in the RSN Subsidiaries and 65% interest in GSN ranging from $700 million to $850 million in the aggregate

  Illustrative Value of Pro Forma Ownership

        Goldman Sachs analyzed the estimated value to be received by the holders of LEI common stock by comparing the implied equity value to be contributed by LEI stockholders in the LEI Merger (based on the market value of Liberty Entertainment common stock) with the value of LEI stockholders' pro forma ownership of Holdings following the completion of the Mergers (based on Holdings' pro forma equity value).

        Goldman Sachs derived the equity value contributed by LEI stockholders in the LEI Merger based on the market value of Liberty Entertainment common stock. Goldman Sachs calculated the market value of Liberty Entertainment common stock on the basis of the closing price of Series A Liberty Entertainment common stock on May 1, 2009 and the number of shares of Liberty Entertainment common stock outstanding as of March 31, 2009. Goldman Sachs then calculated the implied equity value contributed by LEI stockholders in the LEI Merger by assuming that such value would be equal to 90% of the market value of Liberty Entertainment common stock.

        Goldman Sachs calculated the pro forma equity value of Holdings based upon (i) a range of values ($700 million—$850 million in the aggregate) for Holdings' 100% interest in the RSN Subsidiaries and 65% interest in GSN (see "—Analysis of RSN Subsidiaries and GSN," "—Analysis of RSN Subsidiaries" and "—Analysis of GSN," below), (ii) the market capitalization of DIRECTV, based on the closing price of DIRECTV common stock on May 1, 2009, less DIRECTV's net outstanding debt, (iii) the net outstanding debt of LEI to be assumed by Holdings pursuant to the LEI Merger, (iv) the estimated market value (based on publicly available information) of the equity collars on DIRECTV common stock entered into in April 2008 by Greenlady II, which will become a subsidiary of LEI in connection with the Split-Off and (v) the liability associated with the estimated number of outstanding options to purchase shares of LEI common stock following completion of the Split-Off, calculated on the basis of the treasury stock method and assuming no such options will be exercised prior the completion of the LEI Merger, net of the tax benefit to Liberty Media associated with the exercise of such options.

        Based upon the LEI Exchange Ratio, the DIRECTV Exchange Ratio, the number of shares of DIRECTV common stock outstanding as of February 23, 2009 (other than shares of DIRECTV common stock owned by subsidiaries of Liberty Media), an illustrative number of shares of LEI common stock outstanding (which Goldman Sachs assumed would be equal to 90% of the shares of Liberty Entertainment common stock outstanding as of March 31, 2009), Goldman Sachs calculated that LEI stockholders would receive 52.5% of the outstanding shares of Holdings common stock upon completion of the Mergers.

        Based on the assumptions described above and on LEI stockholders' 52.5% pro forma ownership of Holdings upon completion of the Mergers, this analysis implied that the LEI Merger would be accretive to LEI stockholders within a range of 9.7% to 10.4%.

  Illustrative Equity Value Per Share

        Based on Goldman Sachs' calculation of the implied net asset value of LEI (see "—Illustrative Premia Analysis," above), Goldman Sachs derived the implied value to be contributed by LEI stockholders for each share of Holdings common stock to be received by LEI stockholders in the LEI Merger. Goldman Sachs compared the results of this analysis with the implied pro forma equity value per share of Holdings common stock, which was derived based on Goldman Sachs' calculation of the pro forma equity value of Holdings (see "—Illustrative Value of Pro Forma Ownership," above) and on the pro forma number of shares of Holdings common stock outstanding upon completion of the Mergers. Goldman Sachs' calculation of the implied net asset value of LEI and the implied pro forma equity value per share of Holdings common stock were each based on the closing price of DIRECTV common stock as of May 1, 2009. The following table presents the results of this analysis based, in part, on equity values for LEI's/ Holdings' 100% interest in the RSN Subsidiaries and 65% interest in GSN ranging from $700 million to $850 million in the aggregate.

Implied Value Contributed by LEI Stockholders per share of Holdings Received	Pro Forma Equity Value per Share of Holdings
$23.52 - $23.81	$24.02 - $24.17

   Analysis of DIRECTV

        Discounted Cash Flow Analysis.    Goldman Sachs performed an illustrative discounted cash flow analysis on DIRECTV using estimates provided by the Institutional Brokers' Estimate System (IBES) and certain other publicly available research analyst estimates of the future financial performance of DIRECTV for the fiscal years of 2009 through 2011. As stated in Goldman Sachs' opinion, the board of directors of Liberty Media directed Goldman Sachs to use these research analyst estimates for the purposes of performing its financial analysis and rendering its opinion. Goldman Sachs calculated illustrative indications of net present value of free cash flows for DIRECTV for the years 2009 through 2011, applying perpetuity growth rates ranging from 0.5% to 2.5% and discount rates ranging from 8.0% to 10.0%. The perpetuity growth rates used in this analysis were selected by Goldman Sachs based upon several factors, including an analysis of EBITDA multiples for DIRECTV implied by these perpetuity growth rates for the fiscal year of 2011 and EBITDA multiples of selected companies that exhibited similar business characteristics to DIRECTV. The discount rates used in this analysis were derived by Goldman Sachs utilizing a weighted average cost of capital analysis, based on certain financial metrics, including betas, for DIRECTV. This analysis resulted in illustrative values per share of DIRECTV common stock ranging from $19.82 to $35.79.

        Present Value of Future Stock Price Analysis.    Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of DIRECTV common stock. This method of financial analysis is designed to provide an indication of the present value of a theoretical future value of a company's equity based on the following calculation. First, an illustrative future enterprise value for a company is calculated by applying selected multiples to the company's estimated future EBITDA. This future enterprise value is then discounted back to the present by applying a range of discount rates. The resulting range of values is then expressed as an illustrative current stock price of the company. Set forth below is a description of Goldman Sachs' illustrative analysis of the implied present value of the future price per share of DIRECTV common stock:

  •
  Goldman Sachs calculated the implied enterprise value for DIRECTV for each of the fiscal years 2010 and 2011 by applying one-year forward EBITDA multiples ranging from 3.5x - 7.5x for each of the fiscal years 2010 and 2011 to the median of estimates for DIRECTV provided by IBES for each of the fiscal years 2010 and 2011. Goldman Sachs used these estimates for DIRECTV provided by IBES for each of the fiscal years 2010 and 2011 in connection with its analyses pursuant to instructions from Liberty Media. The one-year forward EBITDA multiples used in this analysis were selected by Goldman Sachs based on several factors, including an analysis of the one-year forward EBITDA multiples of selected companies that exhibited similar business characteristics to DIRECTV.

  •
  Goldman Sachs then discounted the 2010 and 2011 implied enterprise values for DIRECTV back to May 1, 2009 using discount rates ranging from 8.0% and 10.0%. The discount rates used by Goldman Sachs in this analysis were derived in the manner described under "—Analysis of DIRECTV; Discounted Cash Flow Analysis," above.

  •
  Goldman Sachs then expressed these discounted values as the current illustrative stock price of DIRECTV common stock by subtracting the current net debt of DIRECTV of $4.9 billion and dividing the resulting number by the number of shares of DIRECTV common stock outstanding as of February 23, 2009.

        This analysis resulted in an implied range of present values per share of DIRECTV common stock of $15.05 - $38.28 for 2010 and $14.70 - $38.32 for 2011.

   Analysis of RSN Subsidiaries and GSN

        Analyses at Various Prices.    Goldman Sachs performed certain analyses with respect to the RSN Subsidiaries and GSN (collectively, the Private Assets) based on historical information and forecasts provided by the respective managements of the RSN Subsidiaries and GSN, which were approved for use in connection with Goldman Sachs' opinion by Liberty Media.

        Based on Liberty Media's 100% interest in the RSN Subsidiaries and 65% interest in GSN, Goldman Sachs calculated an illustrative combined ratio of implied enterprise value to 2009 and 2010 estimated revenues and to 2009 and 2010 estimated EBITDA.

        In performing these analyses, Goldman Sachs also considered the median ratio of enterprise value to 2009 and 2010 estimated EBITDA for a selection of diversified media companies (consisting of CBS Corporation, News Corporation, Time Warner Inc., Viacom Inc. and the Walt Disney Company (collectively, the Media Companies)) and a selection of cable television networks (consisting of Discovery Communications, Inc., Scripps Network Interactive, Inc. and Liberty Media's Interactive Group (collectively the Cable Networks)), calculated on the basis of publicly available information. Although none of the selected companies is directly comparable to the Private Assets, the Media Companies and Cable Networks were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain of the Private Assets' operations.

        The following table presents the results of Goldman Sachs' analyses based on internal financial forecasts provided by the respective managements of the RSN Subsidiaries and GSN, illustrative combined enterprise values for the Private Assets ranging from $550 million to $850 million in the aggregate (based on Liberty Media's 100% interest in the RSN Subsidiaries and 65% interest in GSN) and market data for the Media Companies and Cable Networks as of May 1, 2009.

	Private Assets (Dollar amounts in millions)						Selected Companies
							Media Companies (Median)		Cable Networks (Median)
	Low		Midpoint		High
Illustrative combined enterprise value(1)	$550		$700		$850		—		—
Illustrative combined enterprise value as a multiple of:(2)
2009E Revenue	1.4	x	1.7	x	2.1	x	—		—
2010E Revenue	1.2	x	1.6	x	1.9	x	—		—
2009E EBITDA(3)	6.1	x	7.8	x	9.5	x	6.1	x	9.0	x
2010E EBITDA(3)	4.9	x	6.2	x	7.6	x	5.9	x	8.0	x

(1)
Illustrative combined enterprise value based on Liberty Media's 100% interest in the RSN Subsidiaries and 65% interest in GSN.

(2)
Multiples calculated on the basis of 100% of the estimated revenue/EBITDA for the RSN Subsidiaries and 65% of the estimated revenue/OIBDA for GSN.

(3)
Multiples calculated on the basis of estimated EBITDA for the RSN Subsidiaries and estimated OIBDA for GSN.

  Analysis of RSN Subsidiaries

        Discounted Cash Flow Analysis.    Goldman Sachs performed a discounted cash flow analysis on the RSN Subsidiaries using internal financial forecasts prepared by the managements of the RSN Subsidiaries, as approved for use in connection with Goldman Sachs' opinion by Liberty Media. Goldman Sachs calculated illustrative indications of net present value of free cash flows for the RSN

Subsidiaries for the years 2009 through 2013, applying perpetuity growth rates ranging from 2.0% to 4.0% and discount rates ranging from 10.5% to 12.5%. The perpetuity growth rates used in this analysis were selected by Goldman Sachs based upon several factors, including discussions with the managements of the RSN Subsidiaries and an analysis of EBITDA multiples for the RSN Subsidiaries implied by these perpetuity growth rates for the fiscal year of 2013 and EBITDA multiples of selected companies that exhibited similar business characteristics to the RSN Subsidiaries. The discount rates used in this analysis were derived by Goldman Sachs utilizing a weighted average cost of capital analysis based on certain financial metrics for the RSN Subsidiaries and certain financial metrics, including betas, for selected companies that exhibited similar business characteristics to the RSN Subsidiaries. This analysis resulted in illustrative enterprise values for the RSN Subsidiaries ranging from $433 million to $660 million in the aggregate.

        Analyses at Various Prices.    Goldman Sachs also performed certain analyses with respect to the RSN Subsidiaries, based on historical financial data and internal financial forecasts provided by the management of the RSN Subsidiaries, as approved for use in connection with Goldman Sachs' opinion by Liberty Media. Goldman Sachs calculated for the RSN Subsidiaries the ratio of illustrative enterprise values to 2008 revenues and to 2008 EBITDA, and the ratio of illustrative enterprise values to 2009 and 2010 estimated revenues and to 2009 and 2010 estimated EBITDA.

        In performing these analyses, Goldman Sachs also considered the median ratio of enterprise value to 2009 and 2010 estimated EBITDA for the Media Companies and Cable Networks, calculated on the basis of publicly available information.

        The following table presents the results of Goldman Sachs' analyses based on illustrative enterprise values for the RSN Subsidiaries ranging from $250 million to $550 million, historical financial data and internal financial forecasts provided by management of the RSN Subsidiaries and market data for the Media Companies and Cable Networks as of May 1, 2009:

	RSN Subsidiaries (Dollar amounts in millions)						Selected Companies
							Media Companies (Median)		Cable Networks (Median)
	Low		Midpoint		High
Illustrative enterprise value	$250		$400		$550		—		—
Implied enterprise value as a multiple of:
2008A Revenue	1.0	x	1.6	x	2.2	x	—		—
2009E Revenue	1.0	x	1.6	x	2.2	x	—		—
2010E Revenue	0.9	x	1.5	x	2.0	x	—		—
2008A EBITDA	5.3	x	8.5	x	11.7	x	5.6	x	8.7	x
2009E EBITDA	5.5	x	8.7	x	12.0	x	6.1	x	9.0	x
2010E EBITDA	4.1	x	6.6	x	9.0	x	5.9	x	8.0	x

  Analysis of GSN

        Analyses at Various Prices.    Goldman Sachs performed certain analyses with respect to GSN, based on financial forecasts provided by the management of GSN, as approved for use in connection with Goldman Sachs' opinion by Liberty Media. Goldman Sachs calculated for GSN the ratio of illustrative enterprise values to 2009 and 2010 estimated revenues and to 2009 and 2010 estimated operating income before depreciation and amortization, or OIBDA.

        In performing these analyses, Goldman Sachs also considered the median ratio of enterprise value to 2009 and 2010 estimated EBITDA for the Media Companies and Cable Networks, calculated on the basis of publicly available information.

        The following table presents the results of Goldman Sachs' analyses based on illustrative enterprise values for GSN ranging from $400 million to $550 million (or $260 million to $358 million based on Liberty Media's 65% interest in GSN), internal financial forecasts provided by management of GSN and market data for the Media Companies and Cable Networks as of May 1, 2009:

	GSN (Dollar amounts in millions)						Selected Companies
							Media Companies (Median)		Cable Networks (Median)
	Low		Midpoint		High
Illustrative enterprise value	$400		$475		$550		—		—
65% of illustrative enterprise value	$260		$309		$358		—		—
Implied enterprise value as a multiple of:
2009E Revenue	1.7	x	2.0	x	2.3	x	—		—
2010E Revenue	1.5	x	1.8	x	2.1	x	—		—
2009E OIBDA	5.9	x	7.0	x	8.1	x	6.1	x	9.0	x
2010E OIBDA	5.0	x	6.0	x	6.9	x	5.9	x	8.0	x

        Informed by the analyses performed by Goldman Sachs with respect to the RSN Subsidiaries and GSN (see "—Analysis of RSN Subsidiaries and GSN," "—Analysis of RSN Subsidiaries" and "—Analysis of GSN," above), Goldman Sachs assumed values for Liberty Media's 100% interest in the RSN Subsidiaries and 65% interest in GSN equal to $700 million to $850 million in the aggregate.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Liberty Media, LEI, DIRECTV, Holdings or the contemplated transaction.

        Goldman Sachs prepared these analyses for purposes of providing its opinion to Liberty Media's board of directors as to the fairness from a financial point of view to those holders (other than the Malones and their respective affiliates) of shares of Liberty Entertainment common stock who receive shares of LEI common stock as a result of the Split-Off, taken in the aggregate. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses.

        Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Liberty Media, LEI, DIRECTV, Holdings, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The LEI Exchange Ratio was determined through arms'-length negotiations between Liberty Media and DIRECTV and was approved by Liberty Media's board of directors. Goldman Sachs provided advice to Liberty Media during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Liberty Media or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger. As described above, Goldman Sachs' opinion to Liberty Media's board of directors was one of many factors taken into consideration by Liberty Media's board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this proxy statement/prospectus as Annex H.

        Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Liberty Media, LEI, DIRECTV, Holdings any of their respective affiliates and any of the respective affiliates of the Malones or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement, the Reorganization Agreement, the Malone Agreement or any related ancillary agreements for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Liberty Media in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Liberty Media and its affiliates from time to time, including having acted as (i) counterparty in connection with various total return swaps entered into by Liberty Media in May 2006, (ii) agent in connection with Liberty Media's share repurchase program in May 2006, (iii) financial advisor to Liberty Media in connection with its issuance of the Liberty Interactive and Liberty Capital tracking stocks in June 2006, (v) counterparty in connection with the restructuring of certain total return swaps entered into by Liberty Media in October 2008 and (vi) counterparty in connection with the termination of certain total return swaps entered into by Liberty Media in April 2009. Goldman Sachs has also provided certain investment banking services to QVC, Inc., a subsidiary of Liberty Media, from time to time, including having acted as lender to QVC, Inc. in connection with a $1.5 billion credit facility in November 2006. Goldman Sachs also has provided certain investment banking and other financial services to DIRECTV and its affiliates from time to time. Goldman Sachs also acted as financial advisor to News Corporation in connection with the agreement between Liberty Media and News Corporation to exchange shares of News Corporation held by Liberty Media for all issued and outstanding shares of News Corporation's wholly owned subsidiary, which beneficially held 470,400,000 shares of DIRECTV common stock and all outstanding equity interests of the RSN Subsidiaries in December 2006. Goldman Sachs also may provide investment banking and other financial services to Liberty Media, LEI, DIRECTV, Holdings, Mr. and Mrs. Malone, QVC, Inc., News Corporation and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

        The board of directors of Liberty Media selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Mergers. Pursuant to a letter agreement dated April 10, 2009, Liberty Media engaged Goldman Sachs to act as its financial advisor in connection with the Mergers. Pursuant to the terms of this engagement letter, Liberty Media has agreed to pay Goldman Sachs a transaction fee of $5 million, payment of which is contingent upon completion of the Mergers. In addition, Liberty Media has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. During the past two years, Goldman Sachs has received aggregate payments of $8 million from Liberty Media and its affiliates for the matters referenced in the preceding paragraph.

 Availability of Documents

        The opinion of Goldman Sachs described above that is included as Annex H and the presentations by Goldman Sachs that are included as exhibits to the Transaction Statement on Schedule 13E-3 that contains this proxy statement/prospectus will be made available for inspection and copying at the principal executive offices of Liberty Media during its regular business hours by any interested holder of Liberty Entertainment common stock or any representative of an interested bolder of Liberty Entertainment common stock who has been designated as such in writing.

DIRECTV's Reasons for the DTV Business Combination

        At meetings held on May 3, 2009, the Liberty Transaction Special Committee (a special committee of the DIRECTV board of directors) recommended approval of, and the DIRECTV board of directors approved, the Merger Agreement and the recommendation that DIRECTV stockholders vote to adopt the Merger Agreement. In reaching its conclusion to make its recommendation to the DIRECTV board of directors, the Liberty Transaction Special Committee, after consultation with its financial and legal advisors and DIRECTV management, considered the following factors:

  •
  Morgan Stanley & Co. Incorporated's oral opinion on May 3, 2009, subsequently confirmed in writing as of the same date, to the Liberty Transaction Special Committee that, as of the date of such opinion, and based upon and subject to various considerations, assumptions and limitations set forth in the opinion, taking into account the transactions contemplated by the Merger Agreement (including the exhibits thereto) and the other Transaction Agreements referred to in the Merger Agreement, the DIRECTV Exchange Ratio pursuant to, and as defined in, the Merger Agreement was fair from a financial point of view to holders of DIRECTV common stock (other than Liberty Media, LEI, Mr. Malone and any of their respective affiliates);

  •
  the Transactions eliminate the existing approximate 57% concentration of ownership of DIRECTV common stock in the hands of Liberty Media, which will provide greater operating and governance independence to Holdings and will also eliminate the risk that Liberty Media could transfer control of DIRECTV without the DIRECTV public stockholders obtaining any control premium;

  •
  the absence of special veto rights associated with the Holdings Class B common stock to be acquired by the Malones, the right of first refusal and redemption right on the Malones' shares of Holdings Class B common stock in favor of DIRECTV, the applicability to Holdings of Section 203 of the DGCL and the reduction in voting power for the Malones relative to their current voting power in Liberty Media, all of which reduce the level of influence that the Malones can exert over Holdings as compared with the level of influence they currently possess with regard to Liberty Media and, through Liberty Media, DIRECTV;

  •
  the transactions will eliminate share arbitrage situations between Liberty Entertainment tracking stock and DIRECTV common stock by making DIRECTV a wholly owned subsidiary of Holdings so that an interest in DIRECTV may only be obtained in the public market through ownership of Holdings common stock;

  •
  with an increased public float, and no single stockholder or group holding a blocking right as to significant transactions, DIRECTV will have more flexibility to pursue strategic opportunities, thereby creating the potential for obtaining a control premium for all DIRECTV stockholders in a future transaction;

  •
  the transactions mitigate the risk of a third party gaining effective control of DIRECTV by (i) buying shares of Liberty Entertainment tracking stock (prior to, but in anticipation of, the Split-Off) or LEI (after the Split-Off) from Mr. Malone or in the open market without paying a premium to all DIRECTV stockholders or (ii) acquiring all of LEI without paying a premium to all DIRECTV stockholders;

  •
  the transactions mitigate the risk that Liberty Media may attempt to purchase the remaining shares of DIRECTV common stock for a low premium (or no premium);

  •
  the transactions result in DIRECTV share liquidity increasing by 115% (currently only approximately 44% of DIRECTV common stock is publicly held; whereas after the Mergers are completed, approximately 97% of the Holdings common stock will be publicly held), thereby creating additional index fund demand (S&P 500 and NASDAQ);

  •
  the fact that the DIRECTV public stockholders will continue to own approximately 46% of Holdings following the Mergers and that Holdings will include the three regional sports networks and a 65% interest in GSN (and its wholly owned subsidiary, FUN);

  •
  the expectation that the exchange of DIRECTV common stock for Holdings common stock, pursuant to the DIRECTV Merger, generally would be nontaxable to DIRECTV stockholders; and

  •
  the terms and conditions of the Merger Agreement and related documents, including:

  •
  the limited number and nature of the conditions to Liberty Media's and LEI's obligations to close the Mergers;

  •
  the fact that the DIRECTV Merger is subject to approval by a majority of DIRECTV stockholders excluding Liberty Media, directors or officers of Liberty Media, Mr. Malone and any of Mr. Malone's affiliates;

  •
  the conclusion of the DIRECTV board of directors that the $450 million termination fee, and the circumstances under which such fee may be payable to (or by) DIRECTV, were reasonable in light of the benefits of the Mergers and commercial practice; and

  •
  the ability which DIRECTV retains to provide confidential due diligence information to, and engage in discussions with a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the DIRECTV board of directors determines in good faith, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation, that such proposal constitutes, or would reasonably be expected to lead to, a superior proposal.

        The Liberty Transaction Special Committee and the DIRECTV board of directors also considered a number of potentially countervailing factors and risks. These countervailing factors and risks included the following:

  •
  the risk that the Transactions might not be consummated in a timely manner or at all;

  •
  the fact that DIRECTV, on a consolidated basis, will assume approximately $2 billion in debt, and associated equity collars, owed by LEI to Bank of America and the risk that some or all of such debt, and associated loss (or gain) related to the equity collars, may be required to be prepaid at or shortly after the closing of the Mergers;

  •
  the fact that DIRECTV officers and employees have expended and will expend extensive efforts attempting to complete the Transactions and have experienced and will experience significant distractions from their work during the pendency of the Transactions and DIRECTV has incurred and will incur substantial transaction costs in connection with the Transactions even if the Transactions are not consummated; and

  •
  the risk that LEI and Holdings could become liable for substantial transaction related taxes pursuant to the Tax Sharing Agreement with Liberty Media.

        The Liberty Transaction Special Committee and the DIRECTV board of directors also considered the following factors, which although theoretically adverse to DIRECTV and its stockholders, were not considered to be significant countervailing factors in light of Liberty Media's approximate 57% equity interest and 48% voting interest in DIRECTV and the consequent inability of DIRECTV as a practical matter to engage in any alternative transaction without the approval of Liberty Media (or LEI), which approval may be influenced by John Malone individually in light of his position with and voting power of Liberty Media (and his position with and anticipated voting power of LEI):

  •
  the fact that under the terms of the Merger Agreement, DIRECTV is restricted in its ability to solicit other acquisition proposals;

  •
  the fact that under the terms of the Merger Agreement, DIRECTV is subject to certain restrictions during the period between the signing of the Merger Agreement and the completion of the Mergers;

  •
  the $450 million termination fee payable to LEI upon the occurrence of certain events (none of which is believed to be likely to occur), and the potential effect of such termination fee on the decision by a third party to make a competing proposal that may be more advantageous to DIRECTV stockholders (which, as a practical matter, could not occur unless Liberty Media, LEI and Mr. Malone individually were supporting such a competing proposal); and

  •
  the fact that under the terms of the Merger Agreement, DIRECTV is required to hold a meeting of DIRECTV stockholders to approve the Merger Agreement, including under circumstances where an alternative transaction has been proposed that may be more advantageous to DIRECTV stockholders.

        This discussion of the information and factors considered by the Liberty Transaction Special Committee and board of directors in making their decisions is not intended to be exhaustive but includes all material factors considered by the Liberty Transaction Special Committee and board of directors. In view of the wide variety of factors and risks considered in connection with the evaluation of the DIRECTV Merger and the complexity of these matters, the Liberty Transaction Special Committee and board of directors did not find it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Liberty Transaction Special Committee and board of directors may have given different weight to different factors. The Liberty Transaction Special Committee and board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, DIRECTV's management and their respective legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determinations.

Plans for LEI After the Split-Off and the Mergers; Certain Effects of the Split-Off and the Mergers

  LEI Business

        LEI is a wholly owned subsidiary of Liberty Media formed for the purpose of effecting the Split-Off. LEI has not conducted any activities other than those incident to its formation, the preparation of applicable filings under the federal securities and communications laws and its participation in the Transactions.

        At the time of the Split-Off, LEI would hold Liberty Media's 57% interest in DIRECTV, a 100% interest in Liberty Sports, a 65% interest in GSN and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. For more information regarding the business and assets of LEI following the Split-Off, please see Annex A of this proxy statement/prospectus.

        Upon completion of the Split-Off (unless the DTV Business Combination is completed immediately following the Split-Off), LEI will become an independent, publicly-traded company and will share its principal executive offices with Liberty Media. In connection with the Split-Off, Liberty Media and LEI will enter into the Reorganization Agreement, a tax sharing agreement and a services agreement, each of which agreements are summarized under "Transaction Agreements—Agreements Relating to the Split-Off" below. In addition, in connection with entering into the Merger Agreement, Liberty Media and LEI entered into a credit facility which provides for loans from Liberty Media to LEI in an aggregate principal amount at any time outstanding of up to $300 million. For more information about this credit facility, see "The Transaction Agreements—Agreements Relating to the DTV Business Combination—Liberty Revolving Credit Facility" below.

        Following the Mergers, the business and operations of LEI will be conducted substantially as such businesses are expected to be conducted immediately after the Split-Off with the exception that, among other things, LEI will become a subsidiary of Holdings. The centralized management, administration, finance, accounting, legal and other "parent company" tasks performed by LEI (or by Liberty Media on behalf of LEI) prior to the Mergers will be performed by Holdings following the Mergers. For any period of time in which LEI operates as a separate publicly traded company, LEI will pay Liberty Media for the portion of Liberty Media's personnel costs (taking into account wages and benefits) allocable to LEI for time spent by Liberty Media personnel performing services for LEI under the services agreement to be entered into between LEI and Liberty Media at the time of the Split-Off. See "Transaction Agreements—Agreements Relating to the Split-Off—Services Agreement" for more information regarding this arrangement. Following the Mergers, it is anticipated that the corporate staff of Holdings and its subsidiaries will perform the services to be provided by Liberty Media personnel under the services agreement.

  LEI Directors and Officers

        The LEI board of directors and executive officers at the effective time of the Split-Off are expected to be substantially similar to the current board of directors and executive officers of Liberty Media. See "Management of LEI" for more information regarding the board of directors and executive officers of LEI. Following the Mergers, the board of directors of Holdings will include, among others, John C. Malone, Gregory B. Maffei and Paul Gould, each of whom is a director of LEI, and none of the executive officers of LEI are expected to serve as executive officers of Holdings. See "DTV Business Combination—Holdings Board of Directors and Management after the Mergers" and "Management of Holdings" for more information.

        Following the Mergers, we expect that LEI will have a board of directors comprised of officers of Holdings because LEI will become a subsidiary of Holdings in the LEI Merger.

  LEI Capital Structure

        LEI will be the surviving corporation in the LEI Merger. In the LEI Merger, each outstanding share of LEI Series A or Series B common stock (other than shares owned by LEI or Holdings) will be converted into a number of shares of Holdings Class A common stock equal to the LEI Exchange Ratio. A description of the LEI Exchange Ratio is included below under the "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger—LEI Exchange Ratio" section of this proxy statement/prospectus. At the effective time of the LEI Merger, all shares of LEI common stock outstanding immediately prior to such time will be canceled and will cease to exist and the holders thereof will cease to have any rights with respect to such shares, except to receive the applicable merger consideration. Each share of LEI common stock owned by LEI or Holdings will be cancelled without consideration. Each share of common stock of Merger Sub Two outstanding immediately prior to the effective time of the LEI Merger will be converted into a share of

LEI Series A Common Stock and, accordingly, Holdings will own all of the outstanding shares of LEI common stock after the LEI Merger.

        For more information concerning LEI's capitalization, see below the "Capitalization of LEI" section of this proxy statement/prospectus.

  Listing and Registration; Reporting Obligations

        LEI expects to list its Series A common stock and Series B common stock on the Nasdaq Global Select Market under the existing symbols "LMDIA" and "LMDIB", respectively, and it is a condition to the Split-Off that such shares be approved for listing on the Nasdaq Global Select Market. Following the LEI Mergers, LEI Series A common stock and Series B common stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act. If the DTV Business Combination is completed immediately following the Split-Off, LEI will be acquired by Holdings and the LEI common stock will be exchanged for Holdings common stock before ever trading in the public market. Regardless of the timing of the DTV Business Combination closing, the Mergers will eliminate the costs associated with Exchange Act compliance and continued stock exchange listing by LEI.

  Effect on Net Book Value and Net Earnings

        Prior to the Split-Off, 100% of the net book value and net earnings of LEI is attributable to Liberty Media. Subsequent to the Split-Off, Liberty Media will have no ownership interest in LEI, and its interest in the net book value and net earnings of LEI will be eliminated.

  Other

        If the Mergers are completed, and except as described in this proxy statement/prospectus, neither Liberty Media nor LEI has any plans or proposals that relate to or would result in:

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving LEI or any of its subsidiaries;

  •
  any purchase, sale or transfer of a material amount of assets of LEI or any of its subsidiaries;

  •
  the acquisition or disposition by any person of additional securities of LEI; or

  •
  any other material change in LEI's corporate structure and business.

Provisions for Unaffiliated Stockholders of LEI

        Delaware law provides stockholders of a Delaware corporation who have a proper purpose and who meet certain statutory requirements the right to inspect a list of stockholders and other corporate books and records. Other than in accordance with Delaware law or any action by a governmental authority, the unaffiliated holders of Liberty Entertainment common stock or LEI common stock will not be given any special access to the corporate files of Liberty Media or LEI in connection with or in contemplation of the Mergers.

        Unless otherwise required by Delaware law or any action by a governmental authority, neither LEI nor Liberty Media intends to obtain counsel or appraisal services for the unaffiliated stockholders of LEI in connection with the Mergers.

THE SPLIT-OFF

General

        Under the terms of the Liberty Media charter, the Liberty Media board may, subject to the approval of the holders of Liberty Entertainment common stock voting as a single class, redeem all or a portion of the outstanding shares of Liberty Entertainment common stock for the outstanding shares owned by Liberty Media of one or more subsidiaries that hold, directly or indirectly, assets and liabilities attributed to the Entertainment Group. The Liberty Media board has determined to redeem a portion of the outstanding shares of Liberty Entertainment common stock for shares of common stock of LEI, subject to the receipt of the requisite stockholder approval and the satisfaction of the other conditions described below. In an effort to avoid confusion in the markets following the completion of the Split-Off, the Liberty Media board has also determined, following the Split-Off to redesignate LMDIA as Series A Liberty Starz common stock and LMDIB as Series B Liberty Starz common stock.

        The following discussion focuses on the Split-Off without giving effect to the DTV Business Combination (except as expressly specified). If the conditions to the Split-Off are satisfied prior to the satisfaction of the conditions to the DTV Business Combination, the Split-Off may be effected without regard to whether the DTV Business Combination is ever completed. Accordingly, holders of Liberty Entertainment common stock are encouraged to consider this possibility in reading the information contained, and incorporated by reference, herein.

The Redemption; Redemption Ratio

        Pursuant to the redemption proposal, holders of Liberty Entertainment common stock are being asked to approve the redemption of a portion of the outstanding shares of Liberty Entertainment common stock for all outstanding shares of LEI common stock. At the time of the Split-Off, LEI would hold Liberty Media's 57% interest in DIRECTV, a 100% interest in Liberty Sports, a 65% interest in GSN and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. All of the businesses, assets and liabilities currently attributed to the Entertainment Group that are not held by LEI would remain with Liberty Media and continue to be attributed to the Entertainment Group. These assets consist primarily of a 100% interest in Starz Entertainment and cash and cash equivalents. The businesses, assets and liabilities that are currently attributed to each of Liberty Media's other two tracking stock groups, the Capital Group and the Interactive Group, will not change as a result of the Split-Off. A more complete description of the businesses and assets that will be held by LEI at the time of the Split-Off can be found in Annex A of this proxy statement/prospectus.

        LEI common stock will be divided into three series with different voting rights; however, only LEI Series A and Series B common stock will be outstanding immediately following the Split-Off. LEI common stock will not consist of any tracking stocks. LEI's restated charter will contain many similar provisions to the Liberty Media charter; however, the LEI restated charter will not contain any provisions specific to a tracking stock structure and will contain certain additional provisions relating to Series B consent rights, among other things. For a description of the LEI restated charter and a comparison of rights of holders of LEI common stock and Liberty Entertainment common stock, please see "Description of Common Stock and Comparison of Stockholder Rights" below.

        If the Split-Off is effected, Liberty Media will redeem, on a pro rata basis, 90% of the shares of each series of Liberty Entertainment common stock outstanding on the redemption date for 100% of the outstanding shares of LEI. Accordingly, on the redemption date, (i) 0.9 of each outstanding share of LMDIA will be redeemed for 0.9 of a share of LEI Series A common stock, and 0.1 of each share of LMDIA will remain outstanding as Liberty Entertainment common stock; and (ii) 0.9 of each outstanding share of LMDIB will be redeemed for 0.9 of a share of LEI Series B common stock, and

0.1 of each share of LMDIB will remain outstanding as Liberty Entertainment common stock, subject, in each case, to the payment of cash in lieu of any fractional shares. By way of example, a holder of 100 shares of LMDIA would receive 90 shares of LEI Series A common stock in redemption for 90 shares of LMDIA and would retain the remaining 10 shares of LMDIA, while a holder of 100 shares of LMDIB would receive 90 shares of LEI Series B common stock in redemption for 90 shares of LMDIB and would retain the remaining 10 shares of LMDIB.

        As of July 31, 2009, there were outstanding 495,026,383 shares of LMDIA and 23,697,987 shares of LMDIB. Based on the number of shares of Liberty Entertainment common stock outstanding on that date, LEI expects to issue up to 445,523,744 shares of its Series A common stock and 21,328,188 shares of its Series B common stock in the Split-Off; and Liberty Media expects up to 49,502,638 shares of LMDIA and 2,369,798 shares of LMDIB to remain outstanding immediately following the Split-Off.

        The actual redemption date will be established by the Liberty Media board following the satisfaction of all conditions to the Split-Off (other than those which by their terms can only be satisfied concurrently with the redemption date). Once established, the redemption date will be publicly announced by Liberty Media. The effective time of the Split-Off will be 5:00 p.m., New York City time, on the redemption date.

Effect of the Redemption

        From and after the effective time of the Split-Off, holders of Liberty Entertainment common stock will no longer have any rights with respect to those shares of Liberty Entertainment common stock that are redeemed, except for the right, to receive the applicable series and whole number of shares of LEI common stock to which such holders are entitled. Holders of Liberty Entertainment common stock will, however, retain all rights of ownership with respect to the whole number of shares of Liberty Entertainment common stock that are not redeemed.

        Liberty Media will deliver or make available to all holders of certificated shares of Liberty Entertainment common stock a letter of transmittal with which to surrender those of their certificated shares to be redeemed in exchange for shares of the appropriate series of LEI common stock. These holders must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their LEI shares of the applicable series and number in the Split-Off. Any shares of Liberty Entertainment common stock not subject to redemption that are represented by a surrendered certificate will be exchanged for a new certificate.

        Accounts holding shares of Liberty Entertainment common stock in book-entry form will be debited for the applicable series and number of shares to be redeemed as of the effective time of the Split-Off, and promptly thereafter credited with the applicable series and number of shares of LEI common stock. No letters of transmittal will be delivered to holders of shares in book-entry form, and holders of book-entry shares of Liberty Entertainment common stock will not need to take any action to receive their LEI shares in the Split-Off.

        If the DTV Business Combination is completed immediately following the Split-Off, shares of Liberty Entertainment common stock that are redeemed for shares of LEI common stock, as described above, will immediately be exchanged for the applicable merger consideration as described under "DTV Business Combination—Effect of the LEI Merger; What LEI Stockholders Will Receive in the Merger" below.

        After the Split-Off, an investment in Liberty Entertainment common stock, Liberty Capital common stock or Liberty Interactive common stock will continue to represent an ownership interest in Liberty Media as a whole and not in the businesses or assets attributed to the Entertainment Group, the Capital Group or the Interactive Group, respectively. The number of shares of LCAPA, LCAPB, LINTA and LINTB outstanding prior to the Split-Off will not change as a result of the Split-Off. In addition, if the redesignation is completed, the references above to the Entertainment Group and Liberty Entertainment common stock will apply to the Starz Group and Liberty Starz common stock, respectively.

Conditions to the Split-Off

        The completion of the Split-Off is subject to the following conditions:

  •
  the receipt of the requisite stockholder approval of the redemption proposal at the special meeting;

  •
  the receipt of a private letter ruling from the IRS (which ruling will not have been withdrawn, invalidated or modified in an adverse manner), and the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Liberty Media, in each case to the effect that the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code and that (i) no gain or loss will be recognized by Liberty Media upon the distribution of LEI stock and (ii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Entertainment common stock upon the exchange of their shares of Liberty Entertainment common stock for shares of LEI stock (except with respect to cash received in lieu of fractional shares);

  •
  the receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Liberty Media, to the effect that the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a)(1)(D) of the Code of, and will not cause Section 355(e) of the Code to apply to, (i) the exchange of stock of News Corporation for stock of Greenlady Corp. that was effected between News Corporation and subsidiaries of Liberty Media on February 27, 2008, or (ii) any of the internal distributions of the stock of Greenlady Corp. that were effected by subsidiaries of News Corporation in connection with the News Exchange;

  •
  the effectiveness under the Securities Act of the LEI registration statement, of which this proxy statement/prospectus forms a part, and the effectiveness of the registration of the LEI common stock under Section 12(b) of the Exchange Act;

  •
  the approval of Nasdaq for the listing of the LEI common stock;

  •
  the approval of the FCC of the transfer of control of certain FCC licenses held by LEI subsidiaries or investees (which condition has been satisfied); and

  •
  except as would not, individually or in the aggregate, reasonably be expected to result in a LEI Material Adverse Effect (as defined in the Merger Agreement) or a DIRECTV Material Adverse Effect (as defined in the Merger Agreement), (i) all other authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required by, any governmental authority (other than the FCC) which are required in connection with the Split-Off will have been filed, have occurred, been obtained or have lapsed (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), the Requisite Regulatory Approvals), and (ii) all Requisite Regulatory Approvals referred to in clause (i) to the extent applicable will be in full force and effect.

        The Liberty Media board may not waive any of the conditions described above.

Treatment of Fractional Shares

        Any holder which would otherwise receive a fraction of a share of LEI common stock or retain a fraction of a share of Liberty Entertainment common stock will instead receive cash in an amount equal to the product of the applicable fraction multiplied by the average of the high and low reported sales prices on the Nasdaq Global Select Market for the applicable series of Liberty Entertainment common stock on the redemption date.

Board Discretion to Terminate Split-Off

        For so long as the Merger Agreement is in effect, the Liberty Media board may not terminate the Split-Off without the consent of DIRECTV. The Liberty Media board reserves the right to terminate the Split-Off for any reason at any time prior to the effective time of the Split-Off if the Merger Agreement is terminated prior thereto. The Liberty Media board has reserved this discretion following a termination of the Merger Agreement in the event the occurrence of any unforeseeable event causes the Split-Off to no longer fulfill the purpose of its implementation. If the Liberty Media board determines to terminate the Split-Off, the redesignation will not be implemented.

Treatment of Outstanding Equity Awards

        Options to purchase shares of Liberty Entertainment common stock, stock appreciation rights with respect to shares of Liberty Entertainment common stock and restricted shares of Liberty Entertainment common stock have been granted to various directors, officers, employees and consultants of Liberty Media and certain of its subsidiaries pursuant to the 2007 Incentive Plan and various other stock incentive plans administered by the Liberty Media board of directors or the incentive plan committee thereof. Below is a description of the effect of the Split-Off on these outstanding equity awards.

  Option Awards

        As of the effective time of the Split-Off, each outstanding option to purchase shares of Liberty Entertainment common stock (which we refer to as an Outstanding Liberty Entertainment Option) will be split, automatically, into two option awards:

  •
  an option award (which we refer to as an LEI Stock Option) to purchase the number and series of whole shares of LEI common stock which the holder would have received on the redemption date with respect to the shares of Liberty Entertainment common stock subject to such Outstanding Liberty Entertainment Option if the holder had exercised such Outstanding Liberty Entertainment Option immediately prior to the redemption date, with any fraction of a share rounded down to the nearest whole number; and

  •
  an adjusted option award (which we refer to as an Adjusted Liberty Entertainment Option) to purchase the number and series of whole shares of Liberty Entertainment common stock which the holder would have retained following the redemption date had the holder exercised such Outstanding Liberty Entertainment Option immediately prior to the redemption date, with any fraction of a share rounded down to the nearest whole number.

        The aggregate intrinsic value of each Outstanding Liberty Entertainment Option will be allocated between the LEI Stock Option and the Adjusted Liberty Entertainment Option, in each case, with any fraction of a cent in the resulting exercise price rounded up, based upon the relative volume weighted average prices (each, a VWAP) of (x) the applicable series of Liberty Entertainment common stock over the 10-trading day period ending on (and including) the last trading day before the redemption date (the pre-closing valuation period) and (y) the applicable series of LEI common stock (or, if the DTV Business Combination is completed prior to the 10th trading day following the redemption date, Holdings Class A common stock (as adjusted)) and Liberty Entertainment common stock over the 10-trading day period beginning on the first day on which the applicable series or class of stock trades in the "regular way" market following the redemption date, unless the DTV Business Combination is completed prior to such 10th trading day, in which case over the 10-trading day period beginning on the first day on which the Holdings Class A common stock trades in the "regular way" (the applicable 10-trading day period, the post-closing valuation period).

        By way of example, an Outstanding Liberty Entertainment Option to acquire 100 shares of LMDIA at an exercise price of $100 would be converted, as a result of the Split-Off, into:

  •
  an LEI Stock Option to acquire 90 shares of LEI Series A common stock at an exercise price of $[                        ]; and

  •
  an Adjusted Liberty Entertainment Option to acquire 10 shares of LMDIA at an exercise price of $[                        ].

The foregoing base price allocation assumes:

  •
  the VWAP of LMDIA during the pre-closing valuation period was $ [                        ];

  •
  the VWAP of LMDIA during the post-closing valuation period was $ [                        ]; and

  •
  the VWAP of the LEI Series A common stock during the post-closing valuation period was $[            ].

        All other terms of the LEI Stock Options and related Adjusted Liberty Entertainment Options (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Outstanding Liberty Entertainment Option, except (i) as described above and (ii) that the options will continue to vest so long as the holder provides service (whether as an employee, consultant or nonemployee director, as the case may be) to Liberty Media, LEI or certain other subsidiaries of Liberty Media.

        If the redesignation is completed, all Adjusted Liberty Entertainment Options will relate to Liberty Starz common stock.

        If the DTV Business Combination is completed, all LEI Stock Options will be further adjusted for the closing of that transaction. See "DTV Business Combination—Treatment of Outstanding Equity Awards—LEI" below.

  SAR Awards

        As of the effective time of the Split-Off, each outstanding stock appreciation right related to Liberty Entertainment common stock (which we refer to as an Outstanding Liberty Entertainment SAR) will be split, automatically, into two stock appreciation right awards:

  •
  a stock appreciation right award (which we refer to as an LEI SAR) related to the number and series of whole shares of LEI common stock which the holder would have received on the redemption date with respect to the shares of Liberty Entertainment common stock subject to such Outstanding Liberty Entertainment SAR had the holder owned such Liberty Entertainment shares immediately prior to the redemption date, with any fraction of a share rounded down to the nearest whole number; and

  •
  an adjusted stock appreciation right award (which we refer to as an Adjusted Liberty Entertainment SAR) related to the number and series of whole shares of Liberty Entertainment common stock which the holder would have retained following the redemption date had the holder owned the number and series of shares of Liberty Entertainment common stock subject to such Outstanding Liberty Entertainment SAR immediately prior to the redemption date, with any fraction of a share rounded down to the nearest whole number.

        The aggregate intrinsic value of each Outstanding Liberty Entertainment SAR will be allocated between the LEI SAR and the Adjusted Liberty Entertainment SAR, in each case, with any fraction of a cent in the resulting base price rounded up, based upon the relative VWAPs of (x) the applicable series of Liberty Entertainment common stock over the pre-closing valuation period and (y) the applicable series of LEI common stock (or, if the DTV Business Combination is completed prior to the 10th trading day following the redemption date, Holdings Class A common stock (as adjusted)) and Liberty Entertainment common stock over the post-closing valuation period.

        By way of example, an Outstanding Liberty Entertainment SAR related to 100 shares of LMDIA with a base price of $100 would be converted, as a result of the Split-Off, into:

  •
  an LEI SAR related to 90 shares of LEI Series A common stock with a base price of $[                        ]; and

  •
  an Adjusted Liberty Entertainment SAR related to 10 shares of LMDIA with a base price of $[                        ].

The foregoing exercise price allocation assumes:

  •
  the VWAP of LMDIA during the pre-closing valuation period was $ [                        ];

  •
  the VWAP of LMDIA during the post-closing valuation period was $ [                        ]; and

  •
  the VWAP of the LEI Series A common stock during the post-closing valuation period was $[            ].

        All other terms of a holder's LEI SARs and related Adjusted Liberty Entertainment SARs (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Outstanding Liberty Entertainment SAR, except (i) as described above and (ii) that the SARs will continue to vest so long as the holder provides service (whether as an employee, consultant or nonemployee director, as the case may be) to Liberty Media, LEI or certain other subsidiaries of Liberty Media.

        If the redesignation is completed, all Adjusted Liberty Entertainment SARs will relate to Liberty Starz common stock.

        If the DTV Business Combination is completed, all LEI SARs will be further adjusted for the closing of that transaction. See "DTV Business Combination—Treatment of Outstanding Equity Awards—LEI" below.

  Restricted Stock Awards

        As of the effective time of the Split-Off, Liberty Entertainment shares subject to restricted stock awards will be redeemed in the same proportion as outstanding, unrestricted shares of Liberty Entertainment common stock. As a result, (i) 0.9 of each outstanding restricted share of LMDIA will be redeemed for 0.9 of a restricted share of LEI Series A common stock, and the remaining 0.1 of each restricted share of LMDIA will be retained by the holder, and (ii) 0.9 of each outstanding restricted share of LMDIB will be redeemed for 0.9 of a restricted share of LEI Series B common stock, and the remaining 0.1 of each restricted share of LMDIB will be retained by the holder, subject to cash, in each case, in lieu of fractional shares. By way of example, with respect to an outstanding award of 100 restricted shares of LMDIA, 90 restricted shares of LMDIA will be redeemed for 90 restricted shares of LEI Series A common stock, and 10 restricted shares of LMDIA will remain outstanding.

        The terms of the LEI restricted shares (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding Liberty Entertainment restricted shares, except that the LEI restricted shares will continue to vest so long as the holder provides service (whether as an employee, consultant or nonemployee director, as the case may be) to Liberty Media, LEI or certain other subsidiaries of Liberty Media.

        If the redesignation is completed, all then outstanding restricted shares of Liberty Entertainment common stock will be redesignated as restricted shares of Liberty Starz common stock.

        If the DTV Business Combination is completed, all outstanding restricted shares of LEI common stock will be further adjusted for the closing of that transaction. See "DTV Business Combination—Treatment of Outstanding Equity Awards—LEI" below.

  Transitional Plan

        All of the LEI Stock Options, LEI SARs and restricted shares of LEI common stock will be issued pursuant to the Liberty Entertainment, Inc. Transitional Stock Adjustment Plan (the transitional plan), a copy of which is being filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The transitional plan will be used to effectuate the issuance of the foregoing LEI incentive awards but will not be used to make any grants following the Split-Off.

Transaction Agreements

        In connection with the Split-Off, Liberty Media and LEI will enter into the Reorganization Agreement, a tax sharing agreement and a services agreement. Each of these agreements are summarized under "Transaction Agreements—Agreements Relating to the Split-Off" below.

        In connection with the execution of the Merger Agreement, Liberty Media and LEI also entered into a credit facility which provides for loans from Liberty Media to LEI in an aggregate principal amount at any time outstanding of up to $300 million. For more information about this credit facility, see "Transaction Agreements—Agreements Relating to the DTV Business Combination—Liberty Revolving Credit Facility" below.

Conduct of the Business of the Entertainment Group if the Split-Off is Not Completed

        If the Split-Off is not completed, Liberty Media intends to continue to operate the businesses of the Entertainment Group substantially in the manner they are operated today. From time to time, Liberty Media will evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to maximize stockholder value.

Interests of Certain Persons

        In considering the recommendation of the Liberty Media board to vote to approve the redemption proposal, holders of Liberty Entertainment common stock should be aware that the executive officers and directors of Liberty Media will receive stock incentive awards with respect to LEI common stock in exchange for a portion of their existing Liberty Entertainment stock incentives as a result of the Split-Off. See "—Treatment of Outstanding Equity Awards" above for more information.

        Holders of Liberty Entertainment common stock should also be aware that the executive officers and directors of Liberty Media also serve as the executive officers and directors of LEI and will continue to do so until the DTV Business Combination is completed (or their successors are chosen or elected following the termination of the Merger Agreement). See "Risk Factors—Factors Relating to LEI—LEI has overlapping directors and management with Liberty Media and Liberty Global, Inc., which may lead to conflicting interests" and "—LEI may compete with Liberty Media and LGI for business opportunities" for a discussion of the conflicts that could arise as a result of their positions with Liberty Media and LEI.

        In addition, the shares of LEI Series B common stock to be acquired by John C. Malone, Chairman of the Boards of Liberty Media and LEI, will not be subject to any call right or any similarly restrictive arrangements in favor of LEI, such as the call right in favor of Liberty Media with respect to

Mr. Malone's Series B shares of Liberty Media common stock. For more information on this call right, see "Special Factors—Background of the Transactions—Background of the Split-Off" above. In addition, holders of LEI Series B common stock will have consent rights with respect to (i) certain share distributions (including distributions of convertible securities of LEI) of voting securities on LEI Series C common stock and certain share distributions (including distributions of convertible securities of LEI) pursuant to which the holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock, (ii) certain charter amendments, recapitalizations and reclassifications pursuant to which the holders of LEI Series C common stock would receive voting securities or the holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock and (iii) certain charter amendments, including amendments relating to the consent rights of the holders of the LEI Series B common stock; the voting rights of the LEI common stock; the terms for the conversion of LEI Series B common stock into LEI Series A common stock; the terms of distributions or dividends (including share distributions); the requirement that the corporation reclassify the common stock on an equal per share basis; and the terms for any liquidation, dissolution or winding-up of the corporation.

        Furthermore, the executive officers and directors of Liberty Media and LEI are entitled to indemnification with respect to actions taken by them in connection with the Split-Off under the organizational documents of Liberty Media and LEI, as well as customary indemnification agreements to which Liberty Media or LEI, on the one hand, and these persons, on the other hand, are parties. They are further entitled to certain indemnification from Holdings pursuant to the Merger Agreement (as described under "DTV Business Combination—Interests of Certain Persons" below).

        As of July 31, 2009, Liberty Media's executive officers and directors (including Mr. Malone) beneficially owned shares of Liberty Entertainment common stock representing in the aggregate approximately 36.4% of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock. Liberty Media has been informed that all of its executive officers and directors intend to vote "FOR" the redemption proposal.

        The Liberty Media board was aware of these interests and considered them when approving the redemption proposal.

Amount and Source of Funds and Financing; Expenses

        It is expected that Liberty Media will incur an aggregate of $12-13 million in expenses in connection with the Transactions. These expenses will be comprised of:

  •
  approximately $750,000 of printing and mailing expenses associated with this proxy statement/prospectus;

  •
  approximately $6,000,000 in legal and accounting fees;

  •
  approximately $5,000,000 in investment banking fees;

  •
  approximately $400,000 in SEC filing fees; and

  •
  approximately $200,000 in other miscellaneous expenses.

These expenses will be paid by Liberty Media from its existing cash balances. LEI may incur some additional expenses in connection with the DTV Business Combination.

Accounting Treatment

        The Split-Off will be accounted for at historical cost due to the fact that the LEI common stock is to be distributed pro rata to holders of Liberty Entertainment common stock.

 No Appraisal Rights

        Under the General Corporation Law of the State of Delaware, holders of Liberty Entertainment common stock will not have appraisal rights in connection with the Split-Off.

Regulatory Approvals

        The Split-Off is not subject to the reporting requirements of the HSR Act. However, holders of Liberty Entertainment common stock who, as a result of the Split-Off, will hold voting securities of LEI valued in excess of $65.2 million may be required to comply with the notice and waiting period requirements of the HSR Act prior to acquiring beneficial ownership of voting securities of LEI.

        Pursuant to the Communications Act, the transfer of control of a company holding or controlling FCC licenses requires prior FCC approval. DIRECTV and its subsidiaries directly or indirectly hold or control various classes of FCC licenses. As a result of the Split-Off, control of DIRECTV and its subsidiaries will pass from Liberty Media to LEI. Accordingly, on January 27, 2009, Liberty Media and LEI filed applications for FCC consent to the transfer of control over the licenses and other authorizations held by DIRECTV and its subsidiaries in connection with the Split-Off. The FCC granted the pro forma transfer applications for the satellite and earth station licenses held by DIRECTV and its subsidiaries in an order released on April 9, 2009, and consented to the pro forma transfer applications for the wireless licenses held by DIRECTV and its subsidiaries in April and May 2009.

Stock Exchange Listings

        LEI will apply to list its Series A common stock and Series B common stock on the Nasdaq Global Select Market under the same symbols as the Series A and Series B Liberty Entertainment common stock currently trade, "LMDIA" and "LMDIB", respectively. Liberty Media will concurrently apply to change the symbol of the Series A and Series B Liberty Entertainment common stock that will remain outstanding following the Split-Off to "LSTZA" and "LSTZB." The post-Split-Off shares of LMDIA, LMDIB, LSTZA and LSTZB would all trade on the Nasdaq Global Select Market. Liberty Media and LEI have been advised that, for a short period following the Split-Off, LEI's common stock may trade under temporary trading symbols, which will be announced by press release once available. If, however, the DTV Business Combination is completed immediately following the Split-Off, LEI will be acquired by Holdings, and LEI common stock will be exchanged for Holdings common stock before ever trading in the public market.

Stock Transfer Agent and Registrar

        Computershare Trust Company, N.A. is the transfer agent and registrar for all series of Liberty Media common stock and LEI common stock.

Federal Securities Law Consequences

        The issuance of shares of LEI common stock in the Split-Off will be registered under the Securities Act, and the shares of LEI common stock so issued will be freely transferable under the Securities Act, except for shares of LEI common stock issued to any person who is deemed to be an "affiliate" of LEI after completion of the Split-Off. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with LEI and may include directors, certain executive officers and significant stockholders of LEI. Affiliates may not sell their shares of LEI common stock, except:

  •
  pursuant to an effective registration statement under the Securities Act covering the resale of those shares;

  •
  in compliance with Rule 144 under the Securities Act; or

  •
  pursuant to any other applicable exemption under the Securities Act.

        LEI's registration statement on Form S-4, of which this document forms a part, will not cover the resale of shares of LEI common stock to be received by its affiliates.

Vote and Recommendation

        The redemption proposal requires the approval by holders of record, as of the record date, of a majority of the aggregate voting power of the shares of Liberty Entertainment common stock that are present (in person or by proxy) and entitled to vote at the special meeting, voting together as a single class

        The Liberty Media board has approved and declared advisable the redemption proposal, and the transactions contemplated thereby, including the Split-Off, and recommends that the holders of LMDIA and LMDIB vote "FOR" the redemption proposal.

DTV BUSINESS COMBINATION

Effect of the Malone Contribution

        Pursuant to the Malone Agreement, the Malones, holders of approximately 92% of the outstanding shares of Series B Liberty Entertainment common stock, have agreed that after the Split-Off but immediately prior to the DIRECTV Merger, they will exchange each of their outstanding shares of LEI Series B common stock for a number of shares of Holdings Class B common stock equal to the LEI Exchange Ratio. Each share of Holdings Class B common stock will entitle the holder thereof to fifteen votes on all matters on which stockholders are generally entitled to vote, as well as certain limited consent rights. Accordingly, upon completion of the Malone Contribution and the Mergers, the former LEI stockholders will own approximately 55% of the outstanding Holdings common stock, which will entitle them in the aggregate to approximately 66% of the voting power of Holdings, with the former DIRECTV stockholders owning the remaining equity and voting interests in Holdings. The former LEI stockholders will be entitled to exercise aggregate voting power of Holdings that is greater than their aggregate equivalent equity percentage in Holdings due to the issuance of the high-vote Holdings Class B common stock to the Malones in the DTV Business Combination. For additional information on the allocation of these Holdings ownership interests among the holders of Liberty Entertainment common stock, see "—Effect of the LEI Merger; What Stockholders Will Receive in the LEI Merger—Comparison of Ownership Interests" below.

        Immediately after the Mergers, the Malones will hold approximately 26% of the total voting power of all Holdings stockholders (but only approximately 24.2% after giving effect to the voting restrictions set forth in the Malone Agreement). The Malone Agreement, which was entered into to induce the Malones to support the DTV Business Combination, also provides for certain transfer restrictions and other limitations on the shares of Holdings Class B common stock to be received by the Malones in the Malone Contribution, including a right of first refusal in favor of Holdings, as well as certain transfer restrictions with respect to certain shares of Holdings Class A common stock. See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement" for more information.

Effect of the LEI Merger; What LEI Stockholders Will Receive in the LEI Merger

        Upon satisfaction or waiver of each of the conditions to the Mergers, Merger Sub Two will merge with and into LEI. LEI will be the surviving corporation in the LEI Merger. In the LEI Merger, after giving effect to the Malone Contribution, each outstanding share of LEI Series A or Series B common stock (other than shares owned by LEI or Holdings) will be converted into a number of shares of Holdings Class A common stock equal to the LEI Exchange Ratio. A description of the LEI Exchange Ratio is included below under "—LEI Exchange Ratio." Each share of LEI common stock owned by LEI or Holdings will be cancelled without consideration.

        The rights pertaining to Holdings Class A common stock will be different from the rights pertaining to LEI Series A or Series B common stock, because the Holdings charter and Holdings by-laws will be different from the LEI restated charter and LEI bylaws. The holders of the Holdings Class B common stock will include limited consent rights for certain share distributions and for certain charter amendments and a requirement that the holders of Holdings Class B common stock receive per share consideration in any business combination that is not less than the per share consideration received by the holders of Holdings Class A common stock in such business combination. A description of the rights pertaining to Holdings common stock and the Holdings charter and by-laws is further described under "Description of Common Stock and Comparison of Stockholders Rights" below.

   LEI Exchange Ratio

        The LEI Exchange Ratio will be equal to the quotient (rounded to the nearest five decimal places) obtained by dividing 518,325,335 (which is equal to the number of outstanding shares of Liberty Entertainment common stock as of February 28, 2009) by an amount equal to:

  •
  the aggregate number of shares of LEI common stock outstanding immediately prior to the Merger Effective Time (as reduced for the exercise or settlement of any stock options and stock appreciation rights referred to in the following two bullets); plus

  •
  ninety percent of the aggregate number of shares of Liberty Entertainment common stock underlying Liberty Entertainment stock options and stock appreciation rights that were awarded on or after March 1, 2009 (other than stock options granted pursuant to the Bennett Agreement) and prior to the effective time of the Split-Off; plus

  •
  the aggregate number of shares of LEI common stock underlying LEI stock options and stock appreciation rights that were awarded after the effective time of the Split-Off and prior to the Merger Effective Time (but not including any such stock options and stock appreciation rights that were awarded in connection with any adjustment to any Liberty Entertainment equity awards as a result of the Split-Off).

        Based on the number of shares of Liberty Entertainment common stock that were outstanding on July 31, 2009, and assuming that the Mergers had occurred on that date and that no stock options or stock appreciation rights were (or will be) awarded on or after March 1, 2009 in respect of Liberty Entertainment common stock or LEI common stock (other than as contemplated by the Bennett Agreement), the LEI Exchange Ratio would be 1.11122.

  Comparison of Ownership Interests

        Liberty Media.    The Liberty Entertainment common stock is a tracking stock that is intended to track a 100% economic interest in the assets and liabilities of the Entertainment Group. The holders of Liberty Entertainment common stock currently hold, in the aggregate, 100% of the aggregate voting power and 100% of the total equity of the Liberty Entertainment common stock, allocated as follows:

  •
  [            ]% voting power and [            ]% total equity held, in the aggregate, by the disinterested holders of Liberty Entertainment common stock;

  •
  30.2% voting power and 4.8% total equity held, in the aggregate, by John Malone and certain affiliated persons; and

  •
  the remaining [            ]% voting power and [            ]% total equity held, in the aggregate, by the other officers and directors of Liberty Media.

Liberty Media owns a 57% equity interest in DIRECTV which it attributes entirely to its Entertainment Group.

        LEI.    In the Split-Off, the holders of Liberty Entertainment common stock will exchange a portion of their shares for common stock of LEI, which will own all of Liberty Media's equity interest in DIRECTV, among other businesses currently attributed to the Entertainment Group. As a result, these holders will hold, in the aggregate, 100% of each of the aggregate voting power and total equity of LEI, allocated as follows:

  •
  [            ]% voting power and [            ]% total equity to be held, in the aggregate, by the disinterested holders of Liberty Entertainment common stock;

  •
  30.2% voting power and 4.8% total equity to be held, in the aggregate, by John Malone and certain affiliated persons; and

  •
  the remaining [            ]% voting power and [            ]% total equity to be held, in the aggregate, by the other officers and directors of Liberty Media.

        Holdings.    In the DTV Business Combination, the former holders of Liberty Entertainment common stock will exchange their common stock of LEI for common stock of Holdings, which will own 100% of DIRECTV, among other things. As a result, and after factoring in the exchange of DIRECTV stock for Holdings stock by the public holders of DIRECTV stock, the former holders of Liberty Entertainment common stock will hold, in the aggregate, 66% of the aggregate voting power and 55% of the total equity of Holdings, allocated as follows:

  •
  [            ]% voting power and [            ]% total equity held, in the aggregate, by the disinterested holders of Liberty Entertainment common stock;

  •
  24.2% voting power (as capped by the Malone Agreement) and 2.6% total equity held, in the aggregate, by John Malone and certain affiliated persons; and

  •
  the remaining [            ]% voting power and [            ]% total equity held, in the aggregate, by the other officers and directors of Liberty Media.

(All of the foregoing percentages are approximations based on recent share information.)

        Although the same redemption ratio will apply to all holders of Liberty Entertainment common stock in the Split-Off and the same LEI Exchange Ratio will apply to all holders of LEI common stock in the DTV Business Combination, there are numerous differences in the terms of the securities to be exchanged at each step of the Transactions. Please see "—Comparison of Liberty Entertainment Common Stock, LEI Common Stock and Holdings Common Stock" and "Description of Common Stock and Comparison of Stockholder Rights" for more information about the terms of these securities.

        Further, John Malone and certain affiliated persons will be the only stockholders to receive shares of Holdings Class B common stock in the DTV Business Combination. No other holders of LMDIB or LEI Series B common stock will receive high-vote shares of Holdings common stock in the DTV Business Combination. Rather, these holders will receive shares of Holdings Class A common stock. For more information on this exchange, please see "Special Factors—Fairness Determinations of the Boards of Directors of Liberty Media and LEI".

        Lastly, the other officers and directors of Liberty Media have certain interests in the DTV Business Combination. Please see "—Interests of Certain Persons".

Effect of the DIRECTV Merger; What DIRECTV Stockholders Will Receive in the DIRECTV Merger

        Upon satisfaction or waiver of each of the conditions to the Mergers, Merger Sub One will merge with and into DIRECTV. DIRECTV will be the surviving corporation in the DIRECTV Merger. In the DIRECTV Merger, each outstanding share of DIRECTV common stock (other than shares owned by DIRECTV and LEI, including those owned by Greenlady and Greenlady II) will be converted into the right to receive one share of Holdings Class A common stock. Each share of DIRECTV common stock owned by DIRECTV will be cancelled without consideration. Each share of DIRECTV common stock owned by Greenlady and Greenlady II will remain issued and outstanding and will be unaffected by the DIRECTV Merger, except in the event that, at or prior to the closing of the Mergers, Bank of America does not approve the release of any and all liens held by it on the shares of DIRECTV common stock owned by Greenlady II, in which event, if instructed by DIRECTV in its sole discretion each share of DIRECTV owned by Greenlady II will be converted into the right to receive one share of Holdings Class A common stock.

        The rights pertaining to Holdings Class A common stock will be different from the rights pertaining to DIRECTV common stock, because the Holdings charter and Holdings by-laws will be different from the amended and restated certificate of incorporation and amended and restated by-laws of DIRECTV. The holders of the Holdings Class B common stock will have certain consent rights for certain share distributions and for certain charter amendments. A description of the rights pertaining to Holdings common stock and the Holdings charter and the Holdings by-laws is further described under "Description of Common Stock and Comparison of Stockholders Rights" below.

Effects of the DTV Business Combination

        Neither of the Mergers will occur unless both do, and following the Mergers, DIRECTV and LEI will be wholly owned subsidiaries of Holdings. The completion of the Mergers is conditioned on the Split-Off, but the DTV Business Combination is not a condition of the Split-Off.

        Upon completion of the Malone Contribution and the Mergers, the former LEI stockholders will own approximately 55% of the outstanding Holdings common stock, which will entitle them in the aggregate to approximately 66% of the voting power of Holdings, with the former DIRECTV stockholders owning the remaining equity and voting interests in Holdings. The former LEI stockholders will be entitled to exercise aggregate voting power of Holdings that is greater than their aggregate equivalent equity percentage in Holdings due to the issuance of the high-vote Holdings Class B common stock to the Malones in the DTV Business Combination. Immediately after the Mergers, the Malones will hold 26% of the total voting power of all Holdings stockholders (but only approximately 24.2% after giving effect to the voting restrictions set forth in the Malone Agreement).

Exchange of LEI and DIRECTV Shares

        As provided for in the Merger Agreement, Holdings has appointed Computershare Trust Company, N.A. as Exchange Agent (the Exchange Agent) for the purpose of exchanging shares of Holdings common stock for outstanding shares of LEI's common stock and outstanding shares of DIRECTV's common stock. Promptly after the closing date of the Mergers, the Exchange Agent will send to each record holder of certificated shares of LEI common stock and DIRECTV common stock a letter of transmittal and instructions for exchanging their certificates for the applicable merger consideration. For additional information regarding the treatment of certificated shares, see "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Conversion of Shares; Exchange of Certificates" below.

        Accounts holding shares of LEI common stock or DIRECTV common stock in book-entry form will be debited as of the Merger Effective Time, and promptly thereafter credited with the applicable class and number of shares of Holdings common stock. No letters of transmittal will be delivered to holders of shares in book-entry form, and holders of book-entry shares of LEI common stock or DIRECTV common stock will not need to take any action to receive their Holdings shares in the Mergers.

        If the DTV Business Combination is completed immediately following the Split-Off, the instructions above with respect to the exchange of shares of LEI common stock will apply to the shares of Liberty Entertainment common stock surrendered for redemption in the Split-Off. See "The Split-Off—Effect of the Redemption" for more information about the delivery of shares of Liberty Entertainment common stock in connection with the Split-Off.

Treatment of Outstanding Equity Awards

  LEI

        In the LEI Merger, each outstanding LEI Stock Option granted under any LEI stock incentive plan that is outstanding immediately prior to the completion of the LEI Merger will be converted into an option (an LEI Adjusted Option) to purchase the number of whole shares of Holdings Class A common stock that is equal to the product (rounded down to the nearest whole share) of (a) the number of shares of LEI Series A common stock or LEI Series B common stock, as applicable, subject to such LEI Stock Option immediately prior to the completion of the LEI Merger and (b) the LEI Exchange Ratio, at an exercise price per share of Holdings Class A common stock equal to the quotient (rounded up to the nearest whole cent) obtained from dividing (c) the exercise price for each such share of LEI Series A common stock or LEI Series B common stock, as applicable, subject to such LEI Stock Option immediately prior to the completion of the LEI Merger by (d) the LEI Exchange Ratio. Except as described herein, the LEI Adjusted Option will have the same terms and conditions as applied to the corresponding LEI Stock Option immediately prior to the completion of the LEI Merger. Additionally, each LEI Adjusted Option (i) will fully vest upon the completion of the LEI Merger and (ii) will remain exercisable for the full term of the corresponding LEI Stock Option notwithstanding any contrary term, condition or early termination provision applicable to the corresponding LEI Stock Option. Liberty Media and LEI have obtained each applicable option holder's consent to convert LEI Stock Options that may be exercised to purchase shares of LEI Series B common stock to LEI Adjusted Options, and to refrain from exercising any such LEI Stock Options for shares of LEI Series B common stock prior to the completion of the Mergers.

        In the LEI Merger, each LEI SAR granted under any LEI stock incentive plan that is outstanding immediately prior to the completion of the LEI Merger will be converted into a stock appreciation right (each, a LEI Adjusted SAR) with respect to the number of shares of Holdings Class A common stock that is equal to the product (rounded down to the nearest whole share) of (a) the number of shares of LEI Series A common stock or LEI Series B common stock, as applicable, subject to such LEI SAR immediately prior to the completion of the LEI Merger and (b) the LEI Exchange Ratio, at a base price per share of Holdings Class A common stock equal to the quotient (rounded up to the nearest whole cent) obtained from dividing (c) the base price for each such of LEI Series A common stock or LEI Series B common stock, as applicable, subject to such LEI SAR immediately prior to the completion of the LEI Merger by (d) the LEI Exchange Ratio. Except as described herein, the LEI Adjusted SAR will have the same terms and conditions as applied to the corresponding LEI SAR immediately prior to the completion of the LEI Merger. Additionally, each LEI Adjusted SAR (i) will fully vest upon the completion of the LEI Merger and (ii) will remain exercisable for the full term of the corresponding LEI SAR notwithstanding any contrary term, condition or early termination provision applicable to the corresponding LEI SAR.

        In the LEI Merger, each outstanding restricted share award of LEI common stock granted under any LEI stock plan (each, a LEI Restricted Share) will be converted into a restricted share (each a LEI Adjusted Restricted Share) with respect to the number of shares of Holdings Class A common stock that is equal to the product (rounded down to the nearest whole share) of (a) the number of LEI Restricted Shares immediately prior to the completion of the LEI Merger and (b) the LEI Exchange Ratio (with cash in lieu of any fractional shares). Except as described herein, the LEI Adjusted Restricted Share will have the same terms and conditions as applied to the corresponding LEI Restricted Share immediately prior to the completion of the LEI Merger. Each LEI Adjusted Restricted Share will fully vest upon the completion of the LEI Merger.

  DIRECTV

        In the DIRECTV Merger, each option to purchase shares of DIRECTV common stock granted under any DIRECTV stock plan that is outstanding immediately prior to the completion of the DIRECTV Merger (each, a DIRECTV Stock Option) will be converted into an option (each, a DIRECTV Adjusted Option) to purchase a number of shares of Holdings Class A common stock equal to the number of shares of DIRECTV common stock subject to such DIRECTV Stock Option immediately prior to the completion of the DIRECTV Merger, at an exercise price per share of Holdings Class A common stock equal to the exercise price for each such share of DIRECTV common stock subject to such DIRECTV Stock Option immediately prior to the completion of the DIRECTV Merger, and otherwise on the same terms and conditions (including applicable vesting requirements) as applied to each such DIRECTV Stock Option immediately prior to the completion of the DIRECTV Merger.

        In the DIRECTV Merger, each outstanding restricted stock unit with respect to shares of DIRECTV common stock granted under a DIRECTV stock plan (each, a DIRECTV RSU) will be converted into a restricted stock unit (each, a DIRECTV Adjusted RSU) with respect to the number of shares of Holdings Class A common stock that is equal to the number of shares of DIRECTV common stock subject to such DIRECTV RSU immediately prior to the completion of the DIRECTV Merger, and otherwise on the same terms and conditions (including applicable vesting requirements, any accelerated vesting thereof and deferral provisions) as applied to each such DIRECTV RSU immediately prior to the completion of the DIRECTV Merger. However, subject to approval by the compensation committee of the board of directors of Holdings, the performance targets applicable to the DIRECTV RSUs may be adjusted to appropriately reflect (or exclude) the effects of the Mergers on the applicable operating performance of DIRECTV or Holdings, if necessary to preserve the intended incentives and benefits of such DIRECTV RSUs.

Interests of Certain Persons

  LEI

        In considering the recommendation of the Liberty Media board to vote to approve each of the transaction proposals, holders of Liberty Entertainment common stock should be aware that the executive officers and directors of Liberty Media will receive stock incentive awards with respect to Holdings common stock in exchange for the LEI stock incentive awards they receive as a result of the Split-Off. See "The Split-Off—Treatment of Outstanding Equity Awards" above for more information. In addition, the vesting of their Holdings stock incentives will be accelerated as a result of the DTV Business Combination. See "—Treatment of Outstanding Equity Awards" above.

        The table below sets forth, for each of Liberty Media's executive officers and directors, as of [                        ], 2009, assuming that the Mergers are completed on such date, (a) the aggregate number of shares underlying unvested stock options to acquire, or stock appreciation rights in respect of, Liberty Entertainment Series A common stock that will vest as a result of the LEI Merger (after such shares are converted into options to purchase, or stock appreciation rights in respect of, shares of LEI Series A common stock) and (b) the aggregate intrinsic value of such unvested stock options and stock appreciation rights assuming such awards are exercised immediately after the completion of the Transactions. The aggregate intrinsic value has been calculated based on the LEI Exchange Ratio and using certain assumptions, including that the exercise price or base price, as applicable, for the underlying Liberty Entertainment stock award will be the same for the corresponding LEI award and that the stock price for Holdings Class A common stock immediately after the completion of the

Mergers is $[            ], which was the closing price of DIRECTV common stock on [                                    ], 2009.

Director or Executive Officer	Number of Shares of Liberty Entertainment Series A Common Stock to Vest as a Result of the LEI Merger (in thousands)	Aggregate Intrinsic Value of Shares of Liberty Entertainment Series A Common Stock that will Vest as a Result of the LEI Merger (in thousands)
John C. Malone
Gregory B. Maffei
Robert R. Bennett
Donne F. Fisher
Malcolm Ian Grant Gilchrist
Evan D. Malone
David E. Rapley
M. LaVoy Robison
Larry E. Romrell
Charles Y. Tanabe
David J.A. Flowers
Albert Rosenthaler
Christopher W. Shean
Total

        Holders of Liberty Entertainment common stock should also be aware that the executive officers and directors of Liberty Media and LEI are entitled to indemnification with respect to actions taken by them in connection with the Split-Off and the DTV Business Combination under the organizational documents of Liberty Media and LEI, as well as customary indemnification agreements to which Liberty Media or LEI, on the one hand, and these persons, on the other hand, are parties. They are further entitled to certain indemnification from Holdings pursuant to the Merger Agreement up to the time of the completion of the Mergers as described below in "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Indemnification."

        Holders of Liberty Entertainment common stock should further be aware that Liberty Media's designees to the DIRECTV board of directors are expected to continue to serve as directors of Holdings following the completion of the DTV Business Combination. Currently, Liberty Media's designees are John C. Malone, Chairman of the Board of Liberty Media, Gregory B. Maffei, President and CEO of Liberty Media, and Paul A. Gould, a former director of Liberty Media. See "—Holdings Board of Directors and Management after the Mergers" below for a description of the post-Mergers composition of the Holdings board of directors.

        In addition, the Malones (including Mr. Malone, who is the Chairman of the Board of each of Liberty Media, LEI and DIRECTV and is expected to serve as the Chairman of the Board of Holdings) are the only persons receiving shares of Holdings Class B common stock in the DTV Business Combination. The Holdings Class B common stock has 15 votes per share, whereas the Holdings Class A common stock only 1 vote per share. The shares of Holdings Class B common stock will also have limited consent rights with respect to certain share distributions and certain amendments to the Holdings charter as described in "Description of Common Stock and Comparison of Stockholder Rights." The Malones have agreed to certain restrictions on their shares of Holdings Class B common stock as described in "Transaction Agreements—Agreements Relating to the DTV Business Combination—Malone Agreement" below.

        Further, in connection with the execution of the Merger Agreement, the parties determined that the ownership by Robert R. Bennett, a director of Liberty Media and LEI, of certain Liberty Media equity securities and his acquisition or sale of those securities could affect the tax consequences of the

DTV Business Combination. To address these concerns, DIRECTV required that Liberty Media and LEI execute the Bennett Agreement with Mr. Bennett, pursuant to which he agreed to specified limitations on his ability to transfer or acquire certain securities of Liberty Media, LEI and DIRECTV. In order to induce Mr. Bennett to enter into the Bennett Agreement, he received a grant of immediately exercisable options to acquire 500,000 shares of LMDIA (and the contingent right to certain future grants of LMDIA options). For more information about the Bennett Agreement, see "Transaction Agreements—Agreements Relating to the DTV Business Combination—Bennett Agreement" below. The aggregate intrinsic value of the 500,000 options granted to Mr. Bennett, assuming such options were exercised immediately after the completion of the Transactions and assuming the LEI Merger was completed on [                        ], 2009, would be $[            ]. The aggregate intrinsic value has been calculated based on the application of the LEI Exchange Ratio and using certain assumptions, including that the exercise price for the underlying Liberty Entertainment stock award will be the same for the corresponding LEI award, and that the stock price for Holdings Class A common stock immediately after the completion of the Mergers is $[            ], which was the closing price of DIRECTV common stock on [                        ], 2009.

        As of July 31, 2009, Liberty Media's executive officers and directors (including Mr. Malone) beneficially owned shares of Liberty Entertainment common stock representing in the aggregate approximately 36.4% of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock. However, these shares may not be voted in connection with any of the transaction proposals.

        Except as described above, the DTV Business Combination will have no effect on any employment or similar arrangements to which Liberty Media's and LEI's officers and directors are party.

        The Liberty Media board was aware of these interests and considered them when approving any of the transaction proposals.

  DIRECTV

        In considering the recommendation of the Liberty Media board to vote to approve each of the transaction proposals, holders of Liberty Entertainment common stock should also be aware that members of the DIRECTV board of directors and members of DIRECTV's executive management have relationships, agreements or arrangements that provide them with interests in the DTV Business Combination that may be in addition to or differ from those of the holders of Liberty Entertainment common stock, including, among other things:

  •
  the continued employment by Holdings as its executive officers of DIRECTV's executive officers and the continued service to Holdings as its directors of DIRECTV's directors,

  •
  the indemnification of officers and directors of Liberty Media, LEI and DIRECTV by Holdings for their services as such up to the time of the completion of the Mergers;

  •
  the treatment of equity awards held by directors of DIRECTV in the Mergers (including the acceleration and survival of equity awards such persons may have that relate to LEI common stock); and

  •
  the fact that John C. Malone and Gregory Maffei, members of the DIRECTV board of directors, and Mark Carleton, a member of the DIRECTV board of directors at the time the Merger Agreement was signed, are the Chairman, President and CEO and a Senior Vice President, respectively, of Liberty Media, which currently beneficially owns 57% of the outstanding common stock of DIRECTV.

        The Liberty Media board was aware of these interests and considered them when approving each of the transaction proposals.

        For information about the shareholdings of the directors and executive officers of each of Liberty Media and DIRECTV, see "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" and "Management of Holdings—Pro Forma Security Ownership of Management," respectively, below.

Holdings Board of Directors and Management after the Mergers

        The board of directors of Holdings from and after the time immediately prior to the Malone Contribution will be comprised of:

  •
  three LEI Designees;

  •
  seven DTV Designees; and

  •
  one additional independent director serving on the DIRECTV board who was appointed with the approval of at least 80% of the directors then serving on the DIRECTV board, with any fractional number being rounded up to the next whole number (unless no such independent director was appointed, in which case one additional independent director may be appointed to the Holdings board following the Merger Effective Time with the approval of at least 80% of the directors then serving on the Holdings board, with any fractional number being rounded up to the next whole number).

        The entire board of directors of Holdings at the effective time of the Mergers will be up for re-election at the first annual meeting of stockholders of Holdings after the effective time of the Mergers. That meeting will occur during the first full calendar year following the year in which the effective time of the Mergers occur. Pursuant to the Holdings charter, at such first annual meeting, the board of directors of Holdings will be classified into three classes, as is currently the case for the board of directors of DIRECTV. In connection with this classification of the Holdings board, the LEI Designees (or their successors) will be placed in separate classes with each's class designation to be made in accordance with a resolution of the LEI board to be delivered to Holdings prior to the Merger Effective Time.

        In addition, immediately prior to the Malone Contribution, the Holdings board will appoint the initial members of each of the nominating and corporate governance committee and the compensation committee. Each such committee will be composed of three or four members with each such committee including a LEI Designee who qualifies as an independent director for Nasdaq purposes. Alternatively, each such committee may be composed of five members if the one additional independent director described above (i) is then serving on the Holdings board and (ii) is appointed to serve as the fifth member of such committee. The executive officers of DIRECTV immediately prior to the effective time of the DIRECTV Merger will be the initial executive officers of Holdings. For more information on the proposed directors and executive officers of Holdings, see "Management of Holdings."

Amount and Source of Funds and Financing; Expenses

  Liberty Media/LEI

        For a description of fees and expenses to be incurred by Liberty Media in connection with the DTV Business Combination, see "The Split-Off—Amount and Source of Funds and Financing; Expenses" above.

  DIRECTV

        It is expected that DIRECTV will incur an aggregate of approximately $32 million in expenses in connection with the DTV Business Combination. These expenses will be paid by DIRECTV's from its existing cash balances.

   Holdings

        Holdings is not expected to incur any expenses in connection with the DTV Business Combination apart from those incurred by DIRECTV.

Accounting Treatment

        The Mergers will be accounted for using the acquisition method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141(revised 2007), "Business Combinations", or SFAS 141R. DIRECTV will be treated as the acquiring corporation for accounting and financial reporting purposes; accordingly, the historical financial statements of DIRECTV will become the historical financial statements of Holdings. Under SFAS 141R, the acquisition date fair value of consideration paid by DIRECTV for LEI (excluding its investment in DIRECTV), will be allocated to LEI's other tangible and intangible assets acquired and liabilities assumed based on their estimated acquisition date fair values, with any excess being treated as goodwill. A final determination of required acquisition accounting adjustments, including the allocation of the consideration to the assets acquired and liabilities assumed based on their respective fair values, has not been made. Accordingly, the acquisition accounting adjustments made in connection with the development of the pro forma condensed combined financial statements of Holdings appearing elsewhere in this proxy statement/prospectus are preliminary and have been made solely for the purposes of developing the pro forma condensed combined financial information. Holdings will undertake to determine the fair value of certain of LEI's assets and liabilities and will make appropriate acquisition accounting adjustments upon completion of that determination. The assets, liabilities and results of operations of LEI will be consolidated into the assets, liabilities and results of operations of DIRECTV as of the acquisition date, the closing date of the Mergers.

        Costs incurred to complete the transaction including legal, accounting, financial, printing and investment banking fees, will be expensed as incurred pursuant to SFAS 141R. As an incentive to the LEI stockholders to enter into the Mergers, the LEI Exchange Ratio was determined in a manner such that LEI stockholders as a group will receive a premium in the form of a slightly larger economic interest in Holdings than would have been otherwise determined based on the relative fair values of DIRECTV and LEI. This premium, calculated as the fair value of the economic interest to be distributed to LEI stockholders in excess of the fair value of the assets and liabilities of LEI will be expensed as a disproportionate distribution upon completion of the Mergers. In addition, as part of the Mergers, Holdings will grant common stock options and stock appreciation rights (stock based awards) to replace stock based awards of LEI. Pursuant to SFAS 141R, any incremental fair value of the replacement awards over the fair value of the replaced LEI awards must also be expensed. Had the Mergers been completed on June 30, 2009, Holdings estimates that it would have recorded an expense of approximately $265 million on that date for the costs of the transaction, the premium to LEI stockholders, and the incremental fair value of the stock based awards. However, we anticipate the actual amounts to be recorded will change as they will be determined based on acquisition date fair values.

        Since many of the LEI replacement stock based awards are held by individuals who will remain employees of Liberty Media and not become employees of Holdings, they will be reported as a liability at fair value by Holdings in accordance with accounting standards for non-employee awards. Also, Holdings will continue to account for the derivative financial instruments of the equity collar acquired as a result of the Mergers as a net asset or liability at fair value. Adjustments to the fair values of the stock based awards and the equity collar each reporting period will be recorded in non-operating earnings in the consolidated statements of operations of Holdings.

 No Appraisal Rights

        Under the General Corporation Law of the State of Delaware, neither holders of Liberty Entertainment common stock nor holders of LEI common stock will have appraisal rights in connection with the completion of the DTV Business Combination.

Regulatory Approvals

        The Mergers are not subject to the reporting requirements of the HSR Act. However, holders of Liberty Entertainment common stock who, as a result of the Split-Off and the LEI Merger, will hold voting securities of Holdings valued in excess of $65.2 million may be required to comply with the notice and waiting period requirements of the HSR Act prior to acquiring beneficial ownership of voting securities of Holdings.

        Pursuant to the Communications Act, the transfer of control of a company holding or controlling FCC licenses requires prior FCC approval. DIRECTV and its subsidiaries directly or indirectly hold or control various classes of FCC licenses. As a result of the Split-Off, control of DIRECTV and its subsidiaries will pass from Liberty Media to LEI, and transfer of control of the satellite and earth station licenses held by DIRECTV and its subsidiaries was approved by the FCC by an order released on April 9, 2009. The FCC also consented to such transfer of certain wireless licenses in April and May 2009. The Mergers will result in another transfer of control over DIRECTV and its subsidiaries. Thus, on May 21, 2009, Liberty Media and Holdings filed applications for FCC consent to the transfer of control over the DIRECTV licenses and other authorizations in connection with the Mergers. The Mergers cannot be completed until the companies have received the FCC Approvals for the Mergers, which the parties anticipate receiving in the second half of 2009.

        While the parties believe that they will receive the requisite regulatory approvals for the Mergers, there can be no assurances regarding the timing of the approvals, their ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurance that regulatory authorities will not attempt to challenge the Mergers on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement—Conditions to Completion of the Mergers" below.

Legal Proceedings Regarding the DTV Business Combination

        There are multiple purported class action complaints pending against DIRECTV, Liberty Media and the DIRECTV board of directors in the Delaware Court of Chancery and California State Court. Four stockholder class action complaints were brought in Delaware Chancery Court from May 12, 2009 to May 19, 2009, all of which were subsequently consolidated on May 22, 2009 (the Delaware Action). One stockholder class action complaint was brought in California State Court on May 29, 2009 (the California Action). The Delaware and California Actions are purported class actions on behalf of the public stockholders of DIRECTV. The consolidated Delaware complaint and the California complaint alleges, among other things, that the members of the DIRECTV board of directors breached their fiduciary duties in approving the Merger Agreement. Specifically, the complaints allege, among other things, that the transactions contemplated by the Merger Agreement are unfair to DIRECTV stockholders: (i) Mr. Malone will receive 15:1 super voting shares that provide him with increased and disproportionate voting power in Holdings; (ii) the voting rights of DIRECTV minority stockholders will be diluted from 52% pre-transaction to 35% post-transaction; and (iii) DIRECTV will assume the $2 billion Greenlady Debt following the Mergers. In addition, stockholder plaintiffs in the Delaware Action allege that the transactions contemplated by the Merger Agreement are unfair to DIRECTV stockholders because the DIRECTV minority stockholders will pay to LEI stockholders an unwarranted implied 38% premium to the net asset value of LEI (i.e., stockholder plaintiffs allege that Holdings is paying approximately $2.18 billion (comprised of approximately $2 billion in Greenlady Debt and $175 million of LEI options and other equity rights) for approximately $1.59 billion in assets (comprised of approximately $870 million in operating assets, $30 million in cash and $692 million as a result of a reduction in Holdings shares outstanding)) as opposed to an implied 5.6% premium to net asset value as calculated by DIRECTV and Morgan Stanley based on the agreed transaction reference share price of $22.00 per share and other values agreed to by DIRECTV and Liberty Media. Furthermore, the complaints allege that the process by which the transaction was negotiated and recommended was unfair because the special committee of DIRECTV's board of directors did not consider the relative fairness of the transaction to the DIRECTV public stockholders as compared with Liberty Media or Mr. Malone and because the DIRECTV board of directors delegated responsibilities for negotiating the transaction to Mr. Carey, whose loyalty to DIRECTV allegedly became suspect upon his negotiation for, and acceptance of, an executive position at his former employer, News Corporation.

        The consolidated complaint in the Delaware Action also alleges that the preliminary Form S-4 of Holdings filed on June 8, 2009 did not accurately disclose, among other things, that: (i) the DIRECTV board of directors may elect to waive the requirement for approval of the transaction by a majority of DIRECTV's minority stockholders; (ii) in the aggregate, LEI stockholders will increase their voting interest from 48% to 65%; (iii) DIRECTV stockholders are paying a control premium in connection with the Mergers in excess of 5%; and (iv) based on the holdings of Mr. Malone and his family in the Liberty Entertainment group and DIRECTV, Mr. Malone currently has beneficial interest in approximately only 16-17% of the outstanding stock of DIRECTV.

        DIRECTV, the DIRECTV board of directors and Liberty Media intend to defend vigorously against these allegations, but if the stockholder plaintiffs were to prevail in these actions, the consummation of the Mergers could be delayed or prevented and/or monetary damages could become payable by the defendants.

Delivery of Excess Shares in the LEI Merger

        Under the LEI restated charter, shares of LEI common stock could be treated as excess shares that are transferred to a trust for the benefit of a charity in connection with certain prohibited acquisitions. The Holdings charter will provide that if at the time of the Mergers LEI excess shares are outstanding, then the Holdings common stock received in exchange for LEI excess shares in the LEI Merger will be deemed to be Holdings excess shares subject to the excess share provision of the Holdings charter. For a description of the treatment of Holdings excess shares, see "Description of Common Stock and Comparison of Stockholder Rights—Other Provisions of the Holdings Charter and By-laws—Restrictions on Ownership; Transfer of Excess Shares to a Trust."

Stock Exchange Listings; Delisting of LEI and DIRECTV

        The Class A common stock of Holdings is expected to be listed on the Nasdaq Global Select Market under DIRECTV's current ticker symbol, "DTV." Holdings Class B common stock will not be listed on any securities exchange or automated dealer quotation system. If the DTV Business Combination is completed, each of LEI common stock and DIRECTV common stock will cease to be listed on the Nasdaq Global Select Market and will be deregistered under the Exchange Act.

Stock Transfer Agent and Registrar

        Computershare Trust Company, N.A. is the transfer agent and registrar for DIRECTV common stock and is expected to serve as the transfer agent and registrar for Holdings common stock.

 Federal Securities Law Consequences; Restrictions on Resale

        The issuance of shares of Holdings common stock in the DTV Business Combination will be registered under the Securities Act, and the shares of Holdings common stock so issued will be freely transferable under the Securities Act, except for shares of Holdings common stock issued to any person who is deemed to be an "affiliate" of Holdings after completion of the DTV Business Combination. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Holdings and may include directors, certain executive officers and significant stockholders of Holdings. Affiliates may not sell their shares of Holdings common stock, except:

  •
  pursuant to an effective registration statement under the Securities Act covering the resale of those shares;

  •
  in compliance with Rule 144 under the Securities Act; or

  •
  pursuant to any other applicable exemption under the Securities Act.

        Holdings' registration statement on Form S-4, of which this document forms a part, will not cover the resale of shares of Holdings common stock to be received by its affiliates.

        Resales of the Malones' Holdings Class B common stock are also subject to transfer restrictions in the Malone Agreement.

Purpose of the Transaction Proposals

        The approval of the transaction proposals is not required by either the terms of Liberty Media's charter or by Delaware law. Liberty Media has decided, however, that it is appropriate to seek the approval of each of the transaction proposals, and has contractually agreed to seek such approval in the Merger Agreement as a condition to the Mergers, in order to ensure that the disinterested holders of Liberty Entertainment common stock have the power to determine whether the various transactions contemplated by the transaction proposals are acceptable to them.

        Liberty Media believes that the approval of each of the transaction proposals by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock should constitute ratification of the transactions contemplated by the transaction proposals. Ratification is an expression of approval by the stockholders of one or more matters for which their approval is not necessarily required as a matter of law. In general, ratification by stockholders may be effective to approve actions taken by a corporation and its board of directors, even if the actions are challenged by some of the stockholders, provided that such actions are not against public policy (such as actions involving waste, fraud, or similar egregious conduct). The Delaware case law relating to the legal effect of stockholder ratification and whether the doctrine of stockholder ratification will be applicable to the transaction proposals is not entirely clear. Recent Delaware case law suggests that the ability of stockholder ratification to extinguish claims may be available only in limited circumstances. That recent case law also suggests that the doctrine of stockholder ratification is not applicable if the stockholder vote approving the particular transaction is a vote required under Delaware law or a corporation's charter to authorize the transaction.

        Because the approval of the transaction proposals by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock is not so required, Liberty Media believes that the approval of the transaction proposals will have certain beneficial effects under Delaware law. If any holder of Liberty Media common stock commences litigation against Liberty Media or its directors challenging the fairness of these transactions to the holders of the Liberty Entertainment common stock or alleging any deficiency or breach of fiduciary duty in the process of developing the terms of these transactions or in the consideration or approval of these transactions by the Liberty Media board of directors, Liberty Media believes that approval of each of the transaction proposals (including the transactions contemplated thereby) by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock would be evidence in any such litigation of the fairness of the transactions contemplated by the transaction proposals. In addition, Liberty Media believes that approval of each of the transaction proposals (including the transactions contemplated thereby) by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock would also have additional substantive and procedural effects that could benefit Liberty Media and its directors in connection with the defense of any such stockholder litigation, including the litigation described in "—Legal Proceedings Regarding the DTV Business Combination" above. Liberty Media believes such approvals would be a factor under Delaware law in invoking a standard of judicial review or burden of proof that is more favorable to Liberty Media and its directors than the standard of judicial review or burden of proof that might otherwise apply in the absence of such approval. Even though the Delaware case law addressing the circumstances in which stockholder ratification may result in the extinguishment of breach of fiduciary duty claims is not entirely clear, Liberty Media also believes that a Delaware court could conclude that approval of the transaction proposals by a majority of the voting power of the disinterested holders of Liberty Entertainment common stock operates to extinguish some or all of the claims in any such litigation.

Vote and Recommendation

        Each of the transaction proposals requires the approval by the holders of record, as of the record date, voting together as a separate class, of a majority of the aggregate voting power of the outstanding shares of Liberty Entertainment common stock, excluding all shares of Liberty Entertainment common stock beneficially owned by Mr. Malone, certain affiliated persons of Mr. Malone or any director or officer of Liberty Media.

        The Liberty Media board has approved and declared advisable each of the minority redemption proposal, merger proposal and contribution proposal, and the transactions contemplated thereby, including the DTV Business Combination, and recommends that the holders of LMDIA and LMDIB vote "FOR" each of the minority redemption proposal, merger proposal and contribution proposal.

TRANSACTION AGREEMENTS

Agreements Relating to the Split-Off

  Reorganization Agreement

        Prior to the redemption date, LEI will enter into the Reorganization Agreement with Liberty Media to provide for, among other things, the principal corporate transactions required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between LEI and Liberty Media with respect to and resulting from the Split-Off. Pursuant to a joinder agreement to be executed by Holdings in connection with the closing of the Mergers, Holdings will become jointly and severally liable with LEI at the Merger Effective Time for LEI's obligations under the Reorganization Agreement.

        The Reorganization Agreement will provide that, prior to the redemption date, Liberty Media will transfer to LEI, or cause its other subsidiaries to transfer to LEI, directly or indirectly, all of Liberty Media's interests in DIRECTV, GSN, Liberty Sports and approximately $50 million in cash and cash equivalents. The Reorganization Agreement will also provide for mutual indemnification obligations, which are designed to make LEI financially responsible for substantially all liabilities that may exist relating to the businesses included in LEI at the time of the Split-Off together with certain other specified liabilities, as well as for all liabilities incurred by LEI after the Split-Off, and to make Liberty Media financially responsible for all potential liabilities of LEI which are not related to LEI's businesses, including, for example, any liabilities arising as a result of LEI having been a subsidiary of Liberty Media, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, please see "—Tax Sharing Agreement" below.

        In addition, the Reorganization Agreement will provide for each of LEI and Liberty Media to preserve the confidentiality of all confidential or proprietary information of the other party for the longer of five years following the Split-Off or three years following the disclosure of such information, subject to customary exceptions, including disclosures required by law, court order or government regulation.

        This summary is qualified by reference to the full text of the Reorganization Agreement, a form of which is filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

  Services Agreement

        In connection with the completion of the Split-Off, LEI will enter into a services agreement with Liberty Media, pursuant to which, following the Split-Off, Liberty Media will provide LEI with specified services and benefits, including:

  •
  shared office space, including furniture, furnishings, office equipment and building services, at Liberty Media's executive headquarters;

  •
  technical and information technology assistance (including management information systems, computer, data storage network and telecommunications services) computers, office supplies, postage, courier service and other office services;

  •
  insurance administration and risk management services;

  •
  other services typically performed by Liberty Media's treasury, legal, investor relations, tax, accounting, finance, payroll, cash management, human resources, and real estate management departments and personnel; and

  •
  such other services as LEI and Liberty Media may from time to time mutually determine to be necessary or desirable.

        LEI will make payments to Liberty Media under the services agreement based upon a portion of Liberty Media's personnel costs (taking into account wages and benefits) of the Liberty Media officers and employees who are expected to provide services to LEI, including the executive officers of Liberty Media who will also act as LEI's executive officers. These personnel costs will be based upon the anticipated percentages of time to be spent by Liberty Media personnel performing services for LEI under the services agreement. For the years 2009 and 2010, the anticipated personnel costs under the services agreement are not expected to exceed $3 million per year. Thereafter, the personnel costs will be estimated annually based upon the anticipated services to be provided by Liberty Media personnel for the upcoming 12 month period. LEI will also reimburse Liberty Media for direct out-of-pocket costs incurred by Liberty Media for third party services provided to LEI. LEI and Liberty Media will evaluate all charges for reasonableness semi-annually and make any adjustments to these charges as LEI and Liberty Media mutually agree upon.

        The services agreement will continue in effect until the close of business on December 31, 2010, unless earlier terminated (1) by LEI (and DIRECTV, if the Merger Agreement is then in effect) at any time on at least 30 days' prior written notice to Liberty Media, (2) by Liberty Media upon written notice to LEI, following certain changes in control of LEI or LEI being the subject of certain bankruptcy or insolvency-related events or (3) by LEI upon written notice to Liberty Media, following certain changes in control of Liberty Media or Liberty Media being the subject of certain bankruptcy or insolvency-related events.

        If the DTV Business Combination is completed immediately following the Split-Off, the services agreement will never be executed.

        This summary is qualified by reference to the full text of the services agreement, a form of which is filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

  Tax Sharing Agreement

        Prior to the effective time of the Split-Off, LEI will enter into a tax sharing agreement with Liberty Media that governs Liberty Media's and LEI's respective rights, responsibilities and obligations with respect to taxes, the filing of tax returns, the control of audits and other tax matters. Pursuant to a joinder agreement to be executed by Holdings in connection with the closing of the Mergers, Holdings will become jointly and severally liable with LEI at the Merger Effective Time for LEI's obligations under the tax sharing agreement.

        References in this summary description of the tax sharing agreement to the terms "tax" or "taxes" mean U.S. federal, state, local and foreign taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes. In addition, references to the "LEI group" mean: with respect to any tax year (or portion thereof) ending at or before the effective time of the Split-Off, LEI and each of its subsidiaries at the effective time of the Split-Off, and with respect to any tax year (or portion thereof) beginning after the effective time of the Split-Off, LEI and its subsidiaries during such tax year (or portion thereof); and references to the "Liberty Media group" mean, with respect to any tax year (or portion thereof), Liberty Media and its subsidiaries, other than any person that is a member of the LEI group, during such tax year (or portion thereof). References to "Tax-related losses" refer to losses arising from the failure of the Split-Off and related restructuring transactions to be tax-free; and references to "News Tax-related losses" refer to losses arising from the failure of the News Exchange and related restructuring transactions to be tax-free. Finally, references to "compensatory equity interest" refer to options, stock appreciation rights, restricted stock, stock units or other rights with respect to Liberty Media stock or LEI stock that are granted on or prior to the

Split-Off date by Liberty Media, LEI or any of their respective subsidiaries in connection with employee or director compensation or other employee benefits.

        LEI and eligible members of the LEI group currently join with Liberty Media in the filing of a consolidated return for U.S. federal income tax purposes and also join with Liberty Media in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, generally for tax periods beginning after the Split-Off, LEI and the members of its group will not join with Liberty Media in the filing of federal, state, local or foreign consolidated, combined or unitary tax returns.

        Under the tax sharing agreement, except as described below, (i) Liberty Media will be allocated all taxes attributable to the members of the Liberty Media group, and all taxes attributable to the members of the LEI group for a pre-Split-Off period, that are reported on any consolidated, combined or unitary tax return that includes one or more members of the Liberty Media group and one or more members of the LEI group, and (ii) each of Liberty Media and LEI will be allocated all taxes attributable to the members of its respective group that are reported on any tax return (including any consolidated, combined or unitary tax return) that includes only the members of its respective group. Special rules apply, however, as follows:

  •
  LEI will be allocated any taxes and Tax-related losses that result from the Split-Off and related restructuring transactions, except that Liberty Media will be allocated any such taxes or Tax-related losses that (i) result primarily from, individually or in the aggregate, a breach by Liberty Media of any of its covenants relating to the Split-Off and related restructuring transactions as described below, (ii) result from the Liberty Entertainment common stock not being treated as stock of Liberty Media for U.S. federal income tax purposes, or (iii) result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest in the stock of Liberty Media;

  •
  Liberty Media will be allocated any taxes and News Tax-related losses resulting from the News Exchange and related restructuring transactions, except that LEI will be allocated any such taxes or News Tax-related losses that (i) result primarily from, individually or in the aggregate, a breach by LEI of any of its covenants relating to the News Exchange and related restructuring transactions as described below, or (ii) result from Section 355(e) of the Code applying to the News Exchange, or to any of the internal distributions of the stock of Greenlady Corp. that were effected by subsidiaries of News Corporation in connection with the News Exchange, as a result of the Split-Off, actions taken by LEI or its subsidiaries following the Split-Off, or any change in ownership (by vote or value) of LEI stock following the Split-Off (except to the extent that such losses result primarily from, individually or in the aggregate, a breach by Liberty Media of any of its covenants relating to the News Exchange and related restructuring transactions as described below); and

  •
  Liberty Media and LEI will each be allocated 50 percent of any transfer taxes arising from the Split-Off and related restructuring transactions.

        Liberty Media will be responsible for preparing and filing all tax returns which include one or more members of the Liberty Media group and one or more members of the LEI group. Liberty Media will generally be required to prepare such returns in a manner consistent with its practices used prior to the date of the Merger Agreement, or if such practices are no longer permissible under applicable law, in accordance with reasonable practices selected by Liberty Media, with the consent of LEI, unless certain exceptions apply.

        In addition to the foregoing, each of Liberty Media and LEI will be responsible for preparing and filing any tax returns that include only members of its respective group. On any tax return that LEI is responsible for filing, LEI and the members of the LEI group must allocate tax items between any tax returns for which LEI is responsible and any related tax return for which Liberty Media is responsible that are filed with respect to the same tax year in a manner that is consistent with the reporting of such tax items on the tax return prepared by Liberty Media. All tax returns are required to be filed by the parties in a manner consistent with the IRS private letter ruling and tax opinions obtained in connection with the Split-Off. Further, under the tax sharing agreement, amended tax returns with respect to the LEI group may only be filed by the party responsible for filing the original tax return and the consent of the other party is required with respect to the filing of any amended tax return that is likely to increase the taxes or indemnity obligations of the other party by more than a de minimis amount (unless the party filing such return otherwise agrees to pay such incremental taxes or obligations).

        To the extent permitted by applicable law, income tax deductions with respect to the issuance, exercise, vesting or settlement after the date of the Split-Off of any compensatory equity interests must be claimed: (i) in the case of any active employee, solely by the group that employs such person at the time of such issuance, exercise, vesting or settlement (as applicable), (ii) in the case of any former employee, solely by the group that was the last to employ such person, and (iii) in the case of a director or former director (who is not an employee or former employee), (x) solely by LEI if such income tax deductions arise with respect to any series of LEI stock (or options, stock appreciation rights, restricted stock, stock units or other rights with respect thereto) and such person is or was a director of any member of the LEI group at any time following the Split-Off date, and (y) solely by Liberty Media in all other cases. The party whose group is allocated the foregoing income tax deductions (the employing party) is required to satisfy all applicable tax reporting obligations and satisfy all liabilities for taxes imposed in connection with such compensatory equity interests; however, if the corporation that is the issuer or the obligor under the applicable compensatory equity interest is a member of a different group than the employing party, such issuing corporation is required to remit to the employing party the amount required to be withheld in respect of any withholding taxes upon settlement of such compensatory equity interest.

        Generally, each of Liberty Media and LEI will be entitled to any refunds, credits, or offsets relating to taxes allocated to and paid by its respective group under the tax sharing agreement. LEI must waive its right to carryback any tax attribute to a pre-Split-Off tax period to the extent permitted by applicable law. If LEI is unable to elect to forego such carryback, Liberty Media must take reasonable measures to obtain a refund, credit or offset of taxes with respect to such carryback; however, LEI will only be entitled to such refund, credit or offset of taxes attributable (on a last dollar basis) to such carryback, and such amount will be net of any out-of-pocket costs, expenses, or increase in taxes incurred by Liberty Media with respect to the receipt or accrual thereof.

        Each of Liberty Media and LEI will generally have the authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which it is responsible for preparing and filing, and the other company will have the right to participate, at its own cost and expense, in such tax proceedings to the extent such proceedings could result in a tax liability for which such other company may be liable under the tax sharing agreement. Notwithstanding the foregoing, Liberty Media and LEI will have the authority to jointly control all proceedings, including tax proceedings, involving any taxes, Tax-related losses or News Tax-related losses arising from the Split-Off, the News Exchange, or related restructuring transactions. The tax sharing agreement further provides for the exchange of information for tax matters (and confidentiality protections related to such exchanged information), the retention of records that may affect the tax liabilities of the parties to the agreement, and cooperation between Liberty Media and LEI with respect to tax matters and in obtaining any supplemental private letter ruling from the IRS related to the Split-Off that may be reasonably requested by a party.

        To the extent permitted by applicable tax law, LEI and Liberty Media must treat any payments made under the tax sharing agreement as a capital contribution or distribution (as applicable)

immediately prior to the Split-Off. However, if any indemnity payment causes, directly or indirectly, an increase in the taxable income of the recipient (or its group), the payor's payment obligation must be grossed up to take into account the taxes owed by the recipient (or its group). Payments that are not made within the time period prescribed by the tax sharing agreement will bear interest until they are made.

        Finally, each of Liberty Media and LEI will be restricted by certain covenants related to the Split-Off, the News Exchange and related restructuring transactions. These restrictive covenants require that neither Liberty Media, LEI nor any member of their respective groups take, or fail to take, any action following the Split-Off if such action, or failure to act:

  •
  would be inconsistent with or prohibit certain restructuring transactions related to the Split-Off from qualifying for tax-free treatment for U.S. federal income tax purposes to Liberty Media and its subsidiaries;

  •
  would be inconsistent with or prohibit the Split-Off from qualifying as a tax-free transaction under Sections 355, 368(a) and 361 of the Code to Liberty Media, its subsidiaries and the holders of Liberty Entertainment common stock (except with respect to cash received in lieu of fractional shares);

  •
  would be inconsistent with or prohibit the News Exchange and related restructuring transactions from qualifying as tax-free transactions under Sections 355, 368(a) and/or 361 of the Code to News Corporation, Liberty Media and their respective subsidiaries;

  •
  would be inconsistent with, or otherwise cause any person to be in breach of, any representation, covenant, or material statement made in connection with (i) the private letter ruling (or supplemental private letter ruling, if any) obtained from the IRS or the tax opinions delivered to Liberty Media and LEI, in each case relating to the qualification of the Split-Off as a tax-free transaction described under Sections 355 and 368(a) of the Code or (ii) the tax opinions delivered to Liberty Media and LEI to the effect that the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a) of the Code of, and will not cause Section 355(e) of the Code to apply to, the News Exchange or related restructuring transactions; or

  •
  would be inconsistent with, or otherwise cause any person to be in breach of, (i) any representation, covenant or material statement made in connection with the private letter rulings and tax opinions obtained by Liberty Media and News Corporation relating to the qualification of the News Exchange and related transactions as tax-free transactions described under Sections 355 and/or 368(a) of the Code, or (ii) any representation or covenant made in the tax matters agreement entered into between Liberty Media and News Corporation in connection with the News Exchange.

Further, each party will be restricted from taking any position for tax purposes that is inconsistent with the IRS private letter ruling or the tax opinions obtained in connection with the Split-Off.

        The parties must indemnify each other for taxes and losses allocated to them under the tax sharing agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the tax sharing agreement. Liberty Media must also partially assign certain of its rights under its tax matters agreement with News Corporation to LEI to the extent those rights relate to taxes or losses allocated to LEI under the tax sharing agreement.

        Notwithstanding the tax sharing agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods prior to the Split-Off in which LEI (or its subsidiaries) have been included in Liberty Media's consolidated group or another company's consolidated group, LEI (or its subsidiaries) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, LEI would generally be entitled to be indemnified by Liberty Media for tax liabilities allocated to Liberty Media under the tax sharing agreement.

        This summary is qualified by reference to the full text of the tax sharing agreement, a form of which is filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

Agreements Relating to the DTV Business Combination

  Merger Agreement

        The following summary describes the material provisions of the Merger Agreement, including the material provisions of Amendment No. 1 to the Merger Agreement executed on July 29, 2009, and is qualified in its entirety by reference to the complete text of the Merger Agreement and any amendments thereto, a copy of which is attached as Annex E to, and is incorporated by reference in, this proxy statement/prospectus. The provisions of the Merger Agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully in its entirety for a more complete understanding of the Merger Agreement.

        The Merger Agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about DIRECTV or LEI from the public reports filed with the SEC or otherwise. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. Furthermore, you should not rely on the covenants relating to the conduct of Liberty Media's, LEI's or DIRECTV's businesses during the pendency of the transaction in the Merger Agreement as actual limitations on the respective businesses of Liberty Media, LEI and DIRECTV, because any party may take certain actions that are either expressly permitted in the confidential disclosures to the Merger Agreement or are otherwise consented to by the appropriate party, which consent may be given without prior notice to the public.

  Structure of the Mergers

        To effect the combination of LEI and DIRECTV, Holdings was formed as a wholly owned subsidiary of DIRECTV, with two wholly owned subsidiaries, Merger Sub One and Merger Sub Two. At the effective time of the respective Mergers:

  •
  Merger Sub One will merge with and into DIRECTV, and DIRECTV will be the surviving corporation in that merger; and

  •
  Merger Sub Two will merge with and into LEI, and LEI will be the surviving corporation in that merger.

        As a result of the Mergers described above, and the conversion and exchange of securities described below (see "—Conversion of Shares; Exchange of Certificates"), DIRECTV and LEI will each become a wholly owned subsidiary of Holdings, with Holdings as the new public parent company of DIRECTV and LEI.

  Effective Time and Completion of the Mergers

        DIRECTV and LEI will file certificates of merger with the Delaware Secretary of State no later than the second business day after the date on which the last condition to completing the Mergers is satisfied or, where permissible, waived or at such other time as DIRECTV and LEI may agree. The DIRECTV Merger and the LEI Merger will become effective at the time and on the date on which those documents are filed, or later if the parties so agree and specify in those documents, provided that the DIRECTV Merger will become effective immediately after the completion of the Malone Contribution, and the LEI Merger will become effective immediately after the DIRECTV Merger. The time that the DIRECTV Merger becomes effective is referred to as the DIRECTV Effective Time. The time that the LEI Merger becomes effective is referred to as the Merger Effective Time.

        We cannot assure you when, or if, all the conditions to completion of the Mergers will be satisfied or, where permissible, waived. See "—Conditions to Completion of the Mergers" below. The parties intend to complete the Mergers as promptly as practicable, subject to receipt of the requisite stockholder and regulatory approvals.

  Directors and Officers of Holdings after Completion of the Mergers

        The board of directors of Holdings from and after the time immediately prior to the Malone Contribution will be comprised of:

  •
  three LEI Designees;

  •
  seven DTV Designees; and

  •
  one additional independent director serving on the DIRECTV board who was appointed with the approval of at least 80% of the directors then serving on the DIRECTV board, with any fractional number being rounded up to the next whole number (unless no such independent director was appointed, in which case one additional independent director may be appointed to the Holdings board following the Merger Effective Time with the approval of at least 80% of the directors then serving on the Holdings board, with any fractional number being rounded up to the next whole number).

        The entire board of directors of Holdings at the effective time of the Mergers will be up for reelection at the first annual meeting of stockholders of Holdings after the effective time of the Mergers. That meeting will occur during the first full calendar year following the year in which the effective time of the Mergers occur. Pursuant to the Holdings charter, at such first annual meeting, the board of directors of Holdings will be classified into three classes, as is currently the case for the board of directors of DIRECTV. In connection with this classification of the Holdings board, the LEI Designees (or their successors) will be placed in separate classes with each's class designation to be made in accordance with a resolution of the LEI board to be delivered to Holdings prior to the Merger Effective Time.

        In addition, immediately prior to the Malone Contribution, the Holdings board will appoint the initial members of each of the nominating and corporate governance committee and the compensation committee. Each such committee will be composed of three or four members with each such committee including a LEI Designee who qualifies as an independent director for Nasdaq purposes. Alternatively, each such committee may be comprised of five members if the one additional independent director described above (i) is then serving on the Holdings board and (ii) is appointed to serve as the fifth member of such committee. The executive officers of DIRECTV immediately prior to the effective time of the DIRECTV Merger will be the initial executive officers of Holdings. For more information on the proposed directors and executive officers of Holdings, see "Management of Holdings."
   Certificate of Incorporation and By-Laws of Holdings

        The certificate of incorporation and by-laws of Holdings will be amended immediately prior to the Malone Contribution, and such certificate of incorporation and by-laws as so amended will be the certificate of incorporation and by-laws of Holdings until thereafter amended as provided therein or by applicable law. Additional information about the Holdings charter and by-laws that will be in effect immediately after the Mergers are completed can be found in the section "Description of Common Stock and Comparison of Stockholder Rights."

  Conversion of Shares; Exchange of Certificates

        At the DIRECTV Effective Time:

  •
  each share of DIRECTV common stock issued and outstanding immediately prior to the DIRECTV Effective Time (other than (a) each issued share of DIRECTV common stock that is owned by DIRECTV which will be canceled and (b) the DIRECTV common stock owned by Greenlady and Greenlady II which will remain issued and outstanding) will be converted into the right to receive one share of Holdings Class A common stock; and

  •
  each share of Merger Sub One common stock issued and outstanding immediately prior to the DIRECTV Effective Time will be, in the aggregate, converted into that number of shares of common stock of DIRECTV as the surviving corporation in the DIRECTV Merger equal to the number of shares of DIRECTV common stock that are outstanding immediately prior to the DIRECTV Effective Time (other than (a) each issued share of DIRECTV common stock that is owned by DIRECTV which will be canceled and (b) the DIRECTV common stock owned by Greenlady and Greenlady II which will remain issued and outstanding).

        At the Merger Effective Time:

  •
  each share of LEI Series A common stock and LEI Series B common stock (other than LEI common stock that is owned directly or indirectly by LEI or Holdings immediately prior to the Merger Effective Time (including the shares of LEI Series B common stock acquired in the Malone Contribution) which will be canceled) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive a number of shares of Holdings Class A common stock equal to the LEI Exchange Ratio; and

  •
  each share of Merger Sub Two common stock issued and outstanding immediately prior to the Merger Effective Time will be converted into one share of LEI Series A common stock as the surviving corporation in the LEI Merger.

        For information on the treatment of stock options and other stock based awards for DIRECTV and LEI, see "DTV Business Combination—Treatment of Outstanding Equity Awards".

        Notwithstanding the foregoing, in the event that, at or prior to the closing of the Mergers, Bank of America does not approve the release of any and all liens held by it on the shares of DIRECTV common stock owned by Greenlady II, then, if instructed by DIRECTV, each share of DIRECTV owned by Greenlady II will be converted into the right to receive one share of Holdings Class A common stock.

        Promptly after the Merger Effective Time, the Exchange Agent will mail a letter of transmittal to each holder of record of a stock certificate which immediately prior to the DIRECTV Effective Time or the Merger Effective Time, as applicable, represented outstanding shares of DIRECTV common stock (other than the shares of DIRECTV common stock owned by Liberty Media or LEI) or of LEI common stock (other than the shares of LEI Series B common stock exchanged by the Malones immediately prior to the LEI Merger for shares of Holdings Class B common stock), which at the DIRECTV Effective Time or the Merger Effective Time, as applicable, were converted into the right to receive the applicable merger consideration. This mailing will contain instructions on how to surrender shares of DIRECTV common stock or LEI common stock in exchange for the applicable merger consideration the holder is entitled to receive under the Merger Agreement. When DIRECTV stock certificates or LEI stock certificates are delivered to the Exchange Agent along with a properly executed letter of transmittal and any other required documents, such stock certificates will be canceled.

        No dividends or other distributions with respect to Holdings common stock with a record date after the Merger Effective Time will be paid to the holder of any unsurrendered stock certificates with respect to the shares of Holdings common stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Holdings common stock will be paid to any such holder, in each case until the holder of such stock certificate surrenders such stock certificate.

        Following surrender of any stock certificate, the record holder will receive, without interest:

  •
  promptly following the time of such surrender, the amount of cash payable in lieu of any fractional shares of Holdings common stock to which such holder is entitled and the amount of dividends or other distributions, payable with respect to that number of whole shares of Holdings common stock issuable in exchange for such stock certificate, with a record date after the Merger Effective Time and paid with respect to Holdings common stock prior to such surrender; and

  •
  at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Holdings common stock.

        For a description of the treatment of shares held in book-entry form, see "DTV Business Combination—Exchange of LEI and DIRECTV Shares" above.

  Representations and Warranties

        The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

  •
  may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

  •
  have been qualified by disclosures that were made to Liberty Media, LEI or DIRECTV in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement;

  •
  may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

  •
  were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments.

        Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

  Reciprocal Representations and Warranties

        The representations and warranties made by Liberty Media, LEI and DIRECTV relate to, among other things:

  •
  corporate organization and similar corporate matters;

  •
  capital structure; and

  •
  authorization of the Merger Agreement, absence of conflicts and voting requirements.

  Liberty Media Representations and Warranties

        In addition, the representations and warranties made by Liberty Media relate to, among other things:

  •
  documents filed with the SEC;

  •
  information supplied in connection with this proxy statement/prospectus and the registration statements of which it is a part and DIRECTV's proxy statement/prospectus and the registration statement of which it is a part;

  •
  brokers and other advisors;

  •
  ownership by Liberty Media of DIRECTV common stock;

  •
  indemnification claims under that certain agreement by and between News Corporation and Liberty Media, dated as of December 22, 2006 (the Share Exchange Agreement);

  •
  LEI Takeover Proposals;

  •
  sale of assets;

  •
  solvency of Liberty Media and its subsidiaries;

  •
  applicable state takeover laws;

  •
  opinion of financial advisor; and

  •
  investigation, reliance.

  LEI Representations and Warranties

        In addition, the representations and warranties made by LEI relate to, among other things:

  •
  financial statements, absence of certain changes and absence of liabilities;

  •
  legal proceedings;

  •
  compliance with applicable laws;

  •
  permits;

  •
  tax matters;

  •
  employee benefits;

  •
  labor matters;

  •
  environmental matters;

  •
  contracts;

  •
  real estate;

  •
  intellectual property;

  •
  affiliate transactions;

  •
  absence of operations, sufficiency of assets; and

  •
  operations of LEI business.

   DIRECTV Representations and Warranties

        In addition, the representations and warranties made by DIRECTV relate to, among other things:

  •
  documents filed with the SEC, financial statements included in those documents, absence of certain changes and absence of liabilities;

  •
  information supplied in connection with this proxy statement/prospectus and the registration statements of which it is a part and DIRECTV's proxy/statement/prospectus and the registration statement of which it is a part;

  •
  brokers and other advisors;

  •
  applicable state takeover laws;

  •
  DIRECTV Takeover Proposals;

  •
  legal proceedings;

  •
  compliance with applicable laws;

  •
  tax matters;

  •
  opinion of financial advisor;

  •
  no interest in Liberty Entertainment common stock;

  •
  no interest in LEI;

  •
  absence of operations regarding Holdings, Merger Sub One and Merger Sub Two; and

  •
  investigation; reliance.

  Conduct of Business Pending the Mergers

        Under the Merger Agreement, Liberty Media and LEI agreed that, during the period before completion of the Mergers, except as expressly contemplated or permitted by the Merger Agreement, or to the extent that DIRECTV consents in writing, each of Liberty Media (only with respect to the LEI business) and its subsidiaries and LEI and its subsidiaries will carry on their respective businesses in the ordinary course consistent in all material respects with past practice, comply in all material respects with all applicable material laws and the material requirements of all material contracts of LEI, use reasonable best efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees so that its goodwill and ongoing businesses are unimpaired, and keep in full force and effect all material insurance policies maintained, other than changes to such policies made in the ordinary course of business.

        Liberty Media (only with respect to the LEI business) and LEI have agreed not to, and not to permit their respective subsidiaries to (subject to certain exceptions specified in the Merger Agreement), among other things, undertake the following actions without the consent of DIRECTV:

  •
  issue shares, securities, equity interests or capital stock of Liberty Media (with respect to Liberty Entertainment common stock), LEI or any of its subsidiaries, other than in connection with the exercise of existing stock based awards;

  •
  declare or pay dividends or redeem any equity interest of any LEI subsidiary;

  •
  incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Liberty Media, LEI or any of their respective subsidiaries, other than borrowings from LEI by a direct or indirect wholly owned subsidiary of LEI in the ordinary course of business consistent with past practice;

  •
  sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its or its subsidiary's properties to any person, except for immaterial dispositions of assets in the ordinary course of business consistent with past practice;

  •
  make any capital expenditure involving the purchase of real property or not contemplated in the 2009 budget; provided that in respect of capital expenditures in 2010, the aggregate amount will not exceed $2,500,000;

  •
  directly or indirectly acquire any person or division, business or equity interest of any person;

  •
  make any investment in, or loan or advance to, any person (other than certain investments, loans or advances in subsidiaries of LEI);

  •
  (i) amend, modify or terminate any material contract of LEI, (ii) enter into a material LEI contract (other than in the ordinary course of business), (iii) amend or modify the Liberty Media engagement letters, (iv) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, completion of the transactions, or result in the acceleration of any obligation or the vesting of any benefit as a result of the completion of the transactions or (v) release any person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

  •
  increase in any manner the compensation of any of the directors, officers, employees, and individual consultants of LEI or its subsidiaries or enter into, establish, amend or terminate any compensation or benefit arrangement, agreement or plan in respect of, any stockholder, director, officer, other employee, consultant or affiliate of LEI;

  •
  relating to LEI and each entity that will be a subsidiary of LEI at the time of the Split-Off, make, change or revoke any tax election, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, settle or compromise any tax liability, change any method of accounting, tax practice or policy or enter into an agreement relating to taxes with a taxing authority, subject, in each case, to certain limited exceptions;

  •
  amend organizational documents of LEI or any of its subsidiaries;

  •
  adopt a plan or agreement of liquidation, dissolution, restructuring, recapitalization, merger consolidation or other reorganization;

  •
  settle or compromise any material litigation, proceeding or investigation;

  •
  pay, discharge or satisfy liabilities, other than in the ordinary course of business consistent with past practices;

  •
  cancel any material indebtedness or waive or assign any material claims, other than in the ordinary course of business consistent with past practices;

  •
  dispose of or grant any rights to any material owned or licensed intellectual property, other than in the ordinary course of business consistent with past practices;

  •
  make any changes in the capital structure of LEI or any of its subsidiaries;

  •
  dispose of or encumber any of the shares of DIRECTV beneficially owned by Liberty Media;

  •
  amend, modify or enter into any contract between LEI or any of its subsidiaries and Liberty Media or any of its affiliates (other than LEI or any of its subsidiaries), other than any contract to which DIRECTV or any of its subsidiaries is a party;

  •
  amend, modify or terminate any contract entered into in connection with the increase of Liberty Media's indirect ownership interest in GSN pursuant to the contribution of FUN to GSN;

  •
  amend, modify or terminate the Share Exchange Agreement or any ancillary agreement to the Share Exchange Agreement in a manner that would adversely affect the rights to be assigned; or

  •
  agree to take any of the foregoing actions.

        DIRECTV has agreed not to, and not to permit its respective subsidiaries to (subject to certain exceptions specified in the Merger Agreement), among other things, undertake the following actions without the consent of LEI:

  •
  issue shares, securities, equity interests or capital stock of DIRECTV or any of its subsidiaries, other than in connection with the exercise of existing stock based awards;

  •
  directly or indirectly acquire any person if such acquisition would reasonably be expected to materially impede or delay the ability of the parties to satisfy the conditions to the Mergers;

  •
  make any investment in any person if such investment would reasonably be expected to materially impede or delay the ability of the parties to satisfy the conditions to the Mergers;

  •
  enter into any contract that would be breached or would result in the acceleration of any obligation or vesting of any benefit as a result of the completion of the transactions; or

  •
  release any person from or modify or waive any provision of any confidentiality, standstill or similar agreement that would reasonably be expected to cause a DIRECTV material adverse effect.

        Liberty Media, LEI and DIRECTV have further agreed that (subject to certain exceptions specified in the Merger Agreement) it is their understanding and intention, among other things, that:

  •
  prior to the Split-Off, LEI will not conduct any operations outside of its obligations of the Merger Agreement and prior to the completion of the Mergers, LEI will be operated consistently with its status as a publicly traded holding company;

  •
  from April 1, 2009 to the completion of the Mergers, each subsidiary of LEI has operated and will operate its business on a stand-alone basis in the ordinary course of business consistent with past practice;

  •
  from April 1, 2009 to the completion of the Mergers, no subsidiary of LEI will dividend, distribute or advance funds or assets to either Liberty Media or LEI;

  •
  Liberty Media and LEI will provide DIRECTV with regular access to books and records of LEI and its subsidiaries as is reasonably necessary to confirm LEI and its subsidiaries compliance with its above obligations; and

  •
  Liberty Media, until the completion of the Split-Off, and LEI will use commercially reasonable efforts to seek the approval of the members of GSN who are not subsidiaries of Liberty Media or LEI to comply with any covenants or agreements in the Merger Agreement requiring (i) GSN or any of its subsidiaries to take any action or refrain from taking any action or (ii) Liberty Media, LEI or any of their respective subsidiaries to cause GSN or any of its subsidiaries to take any action or refrain from taking any action.

  No Solicitation of Alternative Transactions

        The Merger Agreement contains detailed provisions prohibiting Liberty Media and LEI, on the one hand, and DIRECTV, on the other hand, from seeking an alternative transaction to the Mergers.

Under these "no solicitation" provisions, DIRECTV, Liberty Media and LEI have agreed that neither it nor any of its subsidiaries may, directly or indirectly:

  •
  solicit, initiate, cause, facilitate or encourage any inquires or proposals that constitute, or could reasonably be expected to lead to, a "Takeover Proposal" (as defined below);

  •
  participate in any discussions or negotiate with any third party regarding any Takeover Proposal;

  •
  enter into any letter of intent, agreement, arrangement or other understanding related to any Takeover Proposal;

  •
  take any action to make the provisions of any anti-takeover statute or regulation or any restrictive provision of any applicable anti-takeover provision in its certificate of incorporation or by-laws, inapplicable to any transactions contemplated by a Takeover Proposal; or

  •
  resolve, propose or agree to do any of the foregoing.

        For purposes of the Merger Agreement, the term "Takeover Proposal" means any inquiry, proposal or offer from any third party (other than (i) DIRECTV and its subsidiaries with respect to an LEI Takeover Proposal and (ii) Liberty Media, LEI and their respective subsidiaries with respect to a DIRECTV Takeover Proposal) relating to any:

  •
  direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the LEI business (with respect to an LEI Takeover Proposal) or DIRECTV and its subsidiaries (with respect to a DIRECTV Takeover Proposal) (including securities of subsidiaries) equal to 10% or more of the respective assets or to which 10% or more of the respective business' revenues or earnings on a consolidated basis are attributable;

  •
  direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership of any shares of DIRECTV beneficially owned by Liberty Media (solely with respect to an LEI Takeover Proposal) or 10% or more of any class of equity securities of DIRECTV (with respect to a DIRECTV Takeover Proposal) or LEI (with respect to an LEI Takeover Proposal);

  •
  tender offer or exchange offer that if consummated would result in any person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 10% or more of any class of equity securities of DIRECTV (with respect to a DIRECTV Takeover Proposal) or LEI (with respect to an LEI Takeover Proposal); or

  •
  merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving DIRECTV and any of its subsidiaries (with respect to a DIRECTV Takeover Proposal) or the LEI business, LEI or any of LEI's subsidiaries (with respect to an LEI Takeover Proposal); in each case, other than the transactions contemplated by the Merger Agreement.

        Notwithstanding the restrictions described above, at any time prior to obtaining the Liberty Stockholder Approval (with respect to an LEI Takeover Proposal) or the DIRECTV Stockholder Approval (with respect to a DIRECTV Takeover Proposal), in response to an unsolicited bona fide written Takeover Proposal, Liberty Media or DIRECTV, as applicable, may engage in discussions with and provide non-public information to the person making such Takeover Proposal if and only to the extent that:

  •
  the board of directors of Liberty Media (with respect to an LEI Takeover Proposal) or DIRECTV (with respect to a DIRECTV Takeover Proposal) concludes in good faith, after consultation with its outside legal counsel and financial advisor of nationally recognized reputation, that the Takeover Proposal either constitutes a "Superior Proposal" (as defined below) or would reasonably be expected to lead to a Superior Proposal;

  •
  prior to providing confidential information, Liberty Media (with respect to an LEI Takeover Proposal) or DIRECTV (with respect to a DIRECTV Takeover Proposal) enters into a confidentiality agreement with such person, having terms that are no less favorable to such party than those in the confidentiality agreement between Liberty Media and DIRECTV, provided that Liberty Media (with respect to an LEI Takeover Proposal) or DIRECTV (with respect to a DIRECTV Takeover Proposal) concurrently discloses any non-public information to the other that had not been provided previously to such party; and

  •
  the party receiving such Takeover Proposal provides the other party to the Merger Agreement not less than forty-eight (48) hours written notice of its intention to take such actions.

        For purposes of the Merger Agreement, the term "Superior Proposal" means a bona fide written offer (obtained after the date of the Merger Agreement and not in breach of the Merger Agreement, any standstill agreement and (only with respect to an LEI Superior Proposal) the other transaction agreements) to acquire, directly or indirectly:

  •
  all of the equity securities of LEI (with respect to an LEI Takeover Proposal) or DIRECTV (with respect to a DIRECTV Takeover Proposal);

  •
  all or substantially all of the LEI assets (including all of the shares of DIRECTV beneficially owned by Liberty Media (with respect to an LEI Takeover Proposal));

  •
  all or substantially all of the assets of DIRECTV and its subsidiaries (with respect to a DIRECTV Takeover Proposal); or

  •
  all of the Liberty Media owned shares of DIRECTV (with respect to an LEI Takeover Proposal),

in each case, made by a third party, for which the board of directors of Liberty Media (with respect to an LEI Superior Proposal) or DIRECTV (with respect to a DIRECTV Superior Proposal) determines in good faith financing is reasonably likely to be obtained and which is otherwise on terms and conditions which the respective board of directors determines in its good faith and reasonable judgment (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable to its stockholders from a financial point of view than the transactions, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by DIRECTV (with respect to an LEI Takeover Proposal) and Liberty Media and LEI (with respect to a DIRECTV Takeover Proposal) and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing, the expected timing of closing and the expectation of obtaining required approvals).

  Board Recommendation and Adverse Recommendation Change

        Liberty Adverse Recommendation Change.    The Merger Agreement also provides that Liberty Media's board of directors will not:

  •
  withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to DIRECTV, its approval of the Split-Off and the transactions contemplated thereby, the Malone agreement and the transactions contemplated thereby, and the Merger Agreement and the transactions contemplated thereby, or approve or recommend, or propose publicly to approve or recommend, any LEI Takeover Proposal (such actions referred to as a Liberty Adverse Recommendation Change); or

  •
  approve or recommend, or publicly propose to approve or recommend, or permit any of its subsidiaries to execute or enter into, any agreement related to any LEI Takeover Proposal other than a confidentiality agreement.

        However, in connection with an LEI Takeover Proposal, at any time prior to obtaining the Liberty Stockholder Approval, the board of directors of Liberty Media may make a Liberty Adverse Recommendation Change if it determines, in good faith, after consulting with outside legal counsel and a financial advisor of nationally recognized reputation, that such LEI Takeover Proposal constitutes an LEI Superior Proposal and that the failure to take such action would result in a violation of its fiduciary duties under applicable law. No action may be taken until after the third business day following DIRECTV's receipt of written notice from Liberty Media advising DIRECTV that Liberty Media has received an LEI Superior Proposal and the board of directors of Liberty Media intends to make such Liberty Adverse Recommendation Change and specifying the terms and conditions of such LEI Superior Proposal, it being understood and agreed that during such three business day period, Liberty Media must negotiate in good faith with DIRECTV and that any amendment to the financial terms or other material terms of such LEI Superior Proposal will require a new notice and a new three business day period. In determining whether to make a Liberty Adverse Recommendation Change, the board of directors of Liberty Media will take into account any changes to the terms of the Merger Agreement proposed by DIRECTV in determining whether such third party LEI Takeover Proposal still constitutes an LEI Superior Proposal.

        DIRECTV Adverse Recommendation Change.    The Merger Agreement also provides that DIRECTV's board of directors will not:

  •
  withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Liberty Media or LEI, its approval and recommendation of the Merger Agreement and the transactions contemplated thereby, or approve or recommend, or propose publicly to approve or recommend, any DIRECTV Takeover Proposal (such actions referred to as a DIRECTV Adverse Recommendation Change); or

  •
  approve or recommend, or publicly propose to approve or recommend, or permit any of its subsidiaries to execute or enter into, any agreement related to any DIRECTV Takeover Proposal other than a confidentiality agreement.

        However, in connection with a DIRECTV Takeover Proposal, at any time prior to obtaining the DIRECTV Stockholder Approval, the board of directors of DIRECTV may make a DIRECTV Adverse Recommendation Change if it determines, in good faith, after consulting with outside legal counsel and a financial advisor of nationally recognized reputation, that such DIRECTV Takeover Proposal constitutes a DIRECTV Superior Proposal and that the failure to take such action would result in a violation of its fiduciary duties to DIRECTV and the DIRECTV stockholders under applicable law. No action may be taken until after the third business day following the receipt by Liberty Media and LEI of written notice from DIRECTV advising Liberty Media and LEI that DIRECTV has received a DIRECTV Superior Proposal and the board of directors of DIRECTV intends to make such DIRECTV Adverse Recommendation Change and specifying the terms and conditions of such DIRECTV Superior Proposal, it being understood and agreed that during such three business day period, DIRECTV must negotiate in good faith with Liberty Media and LEI and that any amendment to the financial terms or other material terms of such DIRECTV Superior Proposal will require a new notice and a new three business day period. In determining whether to make a DIRECTV Adverse Recommendation Change, the board of directors of DIRECTV will take into account any changes to the terms of the Merger Agreement proposed by Liberty Media and LEI in determining whether such third party DIRECTV Takeover Proposal still constitutes a DIRECTV Superior Proposal.

  Additional Agreements

        DIRECTV, Liberty Media and LEI have agreed to cooperate with each other and to, among other things, use reasonable best efforts to:

  •
  take all actions necessary under the Merger Agreement and applicable laws to complete the Mergers as soon as practicable; and

  •
  as promptly as practicable, supply any information or materials required by applicable laws or applicable regulatory authorities.

        The Merger Agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, consultation regarding transition matters, access to information, confidentiality, notification of certain matters and public announcements.

  Special Meetings

        As soon as practicable following the date of the Merger Agreement, DIRECTV will call and hold a special meeting of its stockholders for the purpose of obtaining the DIRECTV Stockholder Approval. The obligation to call and hold such stockholders meeting will not be affected by, among other things:

  •
  the commencement, public proposal, public disclosure or communication to DIRECTV of any DIRECTV Takeover Proposal; or

  •
  the withdrawal or modification of (x) DIRECTV's board of directors' approval and recommendation of the transactions or (y) the fairness opinion issued by Morgan Stanley & Co. Incorporated (financial advisors to the special committee of the board of directors of DIRECTV).

        As soon as practicable following the date of the Merger Agreement, Liberty Media will call and hold a meeting of the holders of Liberty Entertainment common stock for the purpose of obtaining the Liberty Stockholder Approval. The obligation to call and hold such stockholders meeting will not be affected by, among other things:

  •
  the commencement, public proposal, public disclosure or communication to Liberty Media of any LEI Takeover Proposal; or

  •
  the withdrawal or modification of (x) Liberty Media's board of directors' approval and recommendation of the transactions or (y) the fairness opinion issued by Goldman Sachs to Liberty Media.

  Restructuring and Split-Off

        Prior to the Split-Off, Liberty Media and LEI will enter into the Reorganization Agreement, the tax sharing agreement and the services agreement, each in the forms filed as exhibits to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part. A description of these agreements is included under "—Agreements Relating to the Split-Off" above.

        Liberty Media and LEI have agreed to use their respective reasonable best efforts, and cause their respective subsidiaries to use their respective reasonable best efforts, (i) to complete the Restructuring, (ii) to execute and deliver the other agreements related to the Restructuring at or prior to the Split-Off and (iii) to effect the Split-Off at or prior to the closing of the Mergers in accordance with Liberty Media's charter and the Reorganization Agreement.

        Prior to the closing of the Mergers, each of Liberty Media and LEI will not, and will cause their subsidiaries and the other parties to the transaction agreements contemplated by the Mergers not to, amend, modify, terminate or abandon any of the transaction agreements (other than the Merger Agreement) or the Bennett Agreement or to agree to amend, modify, terminate or abandon the Restructuring or any agreement or instrument entered into in accordance therewith or to waive any term or condition applicable thereto without the prior written consent of DIRECTV.

  Benefits Matters

        Effective as of the closing of the Mergers, each employee of LEI and its subsidiaries who will by virtue of the DTV Business Combination be employed by a subsidiary of Holdings following the completion of the Mergers (which are referred to as the Transferred Employees) will be employed in a substantially comparable position to the position in which such employee was employed immediately prior to the closing of the Mergers. As of and for no less than one year following the closing of the Mergers, Holdings will, and will cause its subsidiaries to, provide Transferred Employees who remain employed with Holdings and its subsidiaries with the same rate of base salary and wages and commissions and with employee benefit and compensation plans, programs and arrangements substantially equivalent in the aggregate to those provided to similarly situated employees of Holdings and its subsidiaries.

  Indemnification

        From and after the DIRECTV Effective Time, Holdings will indemnify the individuals who at or prior to the DIRECTV Effective Time were directors or officers of DIRECTV with respect to all acts or omissions by them in their capacities as such at any time prior to the DIRECTV Effective Time, to the fullest extent (i) required by the DIRECTV organizational documents as in effect on the date of the Merger Agreement, (ii) required by any indemnification agreement between DIRECTV and any such director or officer as in effect on the date of the Merger Agreement or as of the DIRECTV Effective Time and (iii) permitted under applicable law.

        From and after the Merger Effective Time, Holdings will indemnify the individuals who at or prior to the Merger Effective Time were directors or officers of Liberty Media or LEI with respect to third party actions brought by stockholders of Liberty Entertainment common stock or, after the effective time of the Split-Off, LEI common stock, for acts taken or omissions by them in their capacities as directors or officers of Liberty Media or LEI in connection with the approval of the DTV Business Combination, including the Split-Off and the Mergers, at any time prior to the Merger Effective Time (other than claims brought relating to the percentage of Liberty Entertainment common stock excluded from the redemption of 90% of the outstanding Liberty Entertainment common stock in exchange for all of the outstanding shares of LEI), to the fullest extent (i) required by the Liberty Media organizational documents as in effect on the date of the Merger Agreement, (ii) required by the LEI organizational documents as in effect upon the effective time of the Split-Off, (iii) required by any indemnification agreement (x) between Liberty Media and any such director or officer as in effect on the date of the Merger Agreement (or entered into after the date thereof) and in the form publicly filed by Liberty Media prior to the date thereof, or (y) between LEI and any such director or officer entered into after the date of the Merger Agreement and in the form attached as an exhibit to the Merger Agreement, and (iv) permitted under applicable law. Those indemnification obligations of Holdings regarding directors or officers of Liberty Media or LEI will only apply to losses relating to actions brought by holders of (i) Liberty Entertainment common stock regardless of whether such holders own other classes of Liberty Media tracking stock and (ii) LEI common stock.

  Greenlady Debt

        In connection with the execution of the Merger Agreement, Liberty Media and Greenlady entered into a revolving credit facility (which is referred to as the Liberty Revolving Credit Facility) in order to provide loans to Greenlady for pre-Split-Off repayments of the Greenlady Debt. DIRECTV also entered into a secured credit facility with Greenlady (which is referred to as the DIRECTV Credit Facility) in order to provide funds sufficient for Greenlady to repay the Liberty Revolving Credit Facility (up to a maximum of $300 million) immediately following the effective time of the Split-Off. The DIRECTV Credit Facility will enable Greenlady to borrow amounts aggregating (together with prior advances) up to $650 million after the effective time of the Split-Off (subject to the conditions therein) in order for Greenlady to make additional permitted payments prior to the Merger Effective Time. Those permitted payments include scheduled maturities under the Greenlady Debt and other amounts that become due by virtue of the exercise by Bank of America of certain unwind rights in the associated equity collars that relate to actions of DIRECTV. The DIRECTV Credit Facility and the Liberty Revolving Credit Facility will be repaid and be subject to such terms and conditions as are provided therein.

        Prior to the closing of the Mergers, DIRECTV intends to seek, to cause Bank of America to amend the Greenlady Debt in a manner reasonably satisfactory to DIRECTV, including a release of any and all liens held by Bank of America on the shares of DIRECTV common stock held by Greenlady II (the Greenlady Debt Restructuring). If DIRECTV is unable to complete the Greenlady Debt Restructuring by the time all other conditions to the Merger Agreement are satisfied (other than those which by their terms can only be satisfied at the closing of the Mergers), then at the closing, DIRECTV will be obligated to repay the Greenlady Debt in full, without any cost or liability to Liberty Media, LEI or any of their respective subsidiaries. Liberty Media has indicated that it intends to seek the termination of its guaranty with respect to the equity collars associated with Greenlady Debt not later than the effective time of the Split-Off and thus a guaranty of LEI may be substituted for its guaranty.

        In the event that, at or prior to the closing of the Mergers, Bank of America does not approve the release of any and all liens held by it on the shares of DIRECTV common stock owned by Greenlady II, then, if instructed by DIRECTV, each of DIRECTV common stock owned by Greenlady II will be converted into one share of Holdings Class A common stock.

  Certain Restricted Acquisitions

        From and after the date of the Merger Agreement and prior to the first to occur of the Merger Effective Time and the termination of the Merger Agreement:

  •
  DIRECTV will not acquire, directly or indirectly, any shares, options, or other rights to purchase or receive shares of Liberty Entertainment common stock or LEI common stock (including derivative contracts, hedges or other similar transactions that have the effect of providing DIRECTV with the economic benefits, voting rights or risks of ownership of any shares of Liberty Entertainment common stock); and

  •
  Liberty Media will not (i) acquire, directly or indirectly, any additional shares of DIRECTV common stock or any other rights to purchase or receive additional shares of DIRECTV common stock or (ii) enter into or acquire, directly or indirectly, any derivative contract with respect to any shares of DIRECTV common stock or enter into any other hedging or other similar transaction that has the effect of providing Liberty Media, directly or indirectly, with the economic benefits, voting rights or risks of ownership of any shares of DIRECTV common stock (other than in each case any acquisition from or contract entered into with DIRECTV or any of its subsidiaries).

        From and after the effective time of the Split-Off and prior to the first to occur of the Merger Effective Time and the termination of the Merger Agreement, Liberty Media will not acquire, directly or indirectly, any LEI interest.

   Fees and Expenses

        Whether or not the Mergers are completed, all fees and expenses incurred in connection with the Merger Agreement and the completion of the DTV Business Combination will be paid by the party incurring such fees and expenses. Notwithstanding that, Liberty Media and DIRECTV agreed that:

  •
  Liberty Media will be responsible for paying all fees and expenses incurred by Liberty Media and LEI in connection with the Merger Agreement and the completion of the DTV Business Combination and DIRECTV will be responsible for paying all fees and expenses incurred by DIRECTV, Holdings, Merger Sub One and Merger Sub Two;

  •
  DIRECTV will pay for the portion of the SEC filing fee applicable to the Holdings Form S-4 of which this proxy statement/prospectus forms a part, which is attributable to the shares of Holdings common stock to be distributed to the holders of DIRECTV common stock in the DIRECTV Merger;

  •
  LEI will pay for the portion of the SEC filing fee applicable to the Holdings Form S-4 of which this proxy statement/prospectus forms a part, which is attributable to the shares of Holdings common stock to be distributed (i) to the holders of LEI common stock in the LEI Merger and (ii) in connection with the Malone Contribution; and

  •
  Liberty Media will pay the entire SEC filing fee applicable to the LEI Form S-4 of which this proxy statement/prospectus forms a part.

  LEI Cash Amount

        Liberty Media will cause LEI to possess, directly or indirectly, at the effective time of the Split-Off an amount of cash or cash equivalents equal to at least the LEI Cash Amount; provided that under no circumstances will such amount be held by Fox Sports Net Northwest, LLC, Fox Sports Net Rocky Mountain, LLC, Fox Sports Net Pittsburgh, LLC, GSN or FUN or any of their subsidiaries. The LEI Cash Amount is an amount of cash equal to approximately $29.7 million, plus cash received in connection with the exercise of certain Liberty Entertainment or LEI stock options, plus 90% of the grant date fair value of any options granted pursuant to the Bennett Agreement.

  Parent Undertaking

        From the date of the Merger Agreement to the completion of the Split-Off, Liberty Media will (i) cause LEI and its subsidiaries to perform in all material respects their respective obligations under the Merger Agreement and (ii) be responsible for any liability arising out of a breach of any representation or warranty made by LEI in the Merger Agreement and for the failure of LEI to perform any of its covenants, agreements or obligations under the Merger Agreement. After the Split-Off, Liberty Media will be released from its obligations under the Merger Agreement, other than certain specified obligations and liabilities set forth in the Merger Agreement, as described below.

  Assignment of Liberty Media's Right; Release of Liberty Media

        At the effective time of the Split-Off:

  •
  Liberty Media will assign to LEI its rights under the Share Exchange Agreement and certain agreements entered into in connection therewith;

  •
  Liberty Media will assign its rights under the Merger Agreement, other than specified rights, to LEI and LEI will agree to be bound by all of Liberty Media's obligations under the Merger Agreement and to perform such obligations in accordance with the terms of the Merger Agreement;

  •
  DIRECTV, LEI, Holdings, Merger Sub One and Merger Sub Two will release Liberty Media from any obligations and liabilities, other than certain specified obligations and liabilities, under the Merger Agreement (including any such liabilities relating to any breach by Liberty Media or LEI of any representation or warranty made by either of them or the failure of Liberty Media or LEI to perform any covenant under the Merger Agreement); and

  •
  Liberty Media will release each of DIRECTV, LEI, Holdings, Merger Sub One and Merger Sub Two from any obligations and liabilities, other than certain specified obligations and liabilities, relating to any breach by such party of any representation or warranty made by such party under the Merger Agreement or its failure to perform in all material respects any covenant to be performed by it under the Merger Agreement.

        From and after the effective time of the Split-Off:

  •
  DIRECTV, Holdings, Merger Sub One and Merger Sub Two will look solely to LEI with respect to the performance of LEI's and Liberty Media's covenants, agreements and obligations under the Merger Agreement, whether such agreement or obligation arises before or after the effective time of the Split-Off; and

  •
  Holdings will not initiate, join in or otherwise support any proceeding seeking (directly or indirectly) relief of any kind against Liberty Media or its subsidiaries or representatives, pursuant to an indemnification agreement among DIRECTV, News Corporation and Liberty Media, which was entered into in connection with Liberty Media's indirect acquisition of a 41% stake in DIRECTV in February 2008.

  Holdings Joinder

        Holdings has agreed to become jointly and severally liable with LEI at the Merger Effective Time for LEI's obligations under the Reorganization Agreement and the tax sharing agreement.

  Conditions to Completion of the Mergers

        DIRECTV, Liberty Media and LEI may not complete the Mergers unless each of the following conditions is satisfied or mutually waived:

  •
  the Liberty Stockholder Approval has been obtained;

  •
  the Restructuring and Split-Off have been completed in accordance with Liberty Media's charter, the Reorganization Agreement and applicable law;

  •
  the DIRECTV Stockholder Approval has been obtained;

  •
  all regulatory approvals necessary for the completion of the Mergers have been obtained and are in full force and effect;

  •
  approval of the Mergers has been obtained by Liberty Media, DIRECTV and LEI under the Communications Act;

  •
  no law, injunction, judgment or ruling prohibiting the completion of the Mergers or making the completion of the Mergers illegal is in effect;

  •
  the Holdings Form S-4 and the LEI Form S-4, in each case, of which this proxy statement/prospectus forms a part, have been declared effective by the SEC and are not subject to any stop order or initiated or threatened proceedings seeking a stop order; and

  •
  the shares of Holdings Class A common stock deliverable to certain stockholders of LEI and DIRECTV have been approved for listing on Nasdaq or the New York Stock Exchange.

        DIRECTV's obligations to complete the DIRECTV Merger are also subject to the satisfaction or waiver of each of the following additional conditions:

  •
  truthfulness and correctness of the representations and warranties of Liberty Media and LEI that would not, individually or in the aggregate, have an LEI material adverse effect (subject to certain exceptions);

  •
  Liberty Media's performance in all material respects of all obligations that are required by the Merger Agreement to be performed on or prior to the closing of the Mergers;

  •
  LEI's performance in all material respects of all obligations that are required by the Merger Agreement to be performed on or prior to the closing of the Mergers;

  •
  there is no action, proceeding or litigation by any governmental authority reasonably likely to: (i) prohibit or restrain Holdings from exercising full ownership of DIRECTV and LEI, (ii) prohibit or restrain Holdings from owning or operating all or any portion of the businesses or assets of DIRECTV or its subsidiaries (taken as a whole) or as a result of the DTV Business Combination, of LEI and its subsidiaries (taken as a whole), (iii) as a result of the DTV Business Combination, compel Holdings to dispose of any shares of DIRECTV or LEI or to dispose of or hold separate any material portion of the businesses or assets of DIRECTV and its subsidiaries (taken as a whole) or (iv) impose damages on Holdings, LEI or DIRECTV or any of their respective subsidiaries as a result of the DTV Business Combination in amounts material in relation to Holdings or the DTV Business Combination. In addition, there are no restraints that could reasonably be expected to result in any of the effects referred to above;

  •
  DIRECTV will have received resignation letters from Liberty Media representatives who hold director or officer positions at LEI or any of its subsidiaries and representatives of DIRECTV will have been appointed to the management committee of GSN to fill the vacancies created by the resignations of the Liberty Media representatives;

  •
  DIRECTV will have received a certificate signed by Mr. Malone on which tax counsel will rely in connection with certain tax opinions delivered pursuant to the Merger Agreement;

  •
  each of the parties (other than DIRECTV and its subsidiaries) to the transaction agreements contemplated by the Mergers (other than the Liberty Media credit facility) and the Bennett Agreement will have performed in all material respects all obligations required to be performed by such party under such agreement and each such agreement will be in effect;

  •
  DIRECTV will have received an opinion from Weil, Gotshal & Manges LLP or Liberty Media will have received a private letter ruling from the IRS (which ruling will not have been withdrawn, invalidated or modified in an adverse manner), in either case, in form and substance reasonably satisfactory to DIRECTV, to the effect that the exchange of DIRECTV common stock for Holdings common stock pursuant to the DIRECTV Merger, taken together with the LEI Merger and the Malone Contribution, will be treated for federal income tax purposes as a transaction described in Section 351 of the Code;

  •
  Liberty Media will have received a private letter ruling or rulings from the IRS (which ruling will not have been withdrawn, invalidated or modified in an adverse manner) addressing the application of Section 355(e) of the Code to shifts in voting power among Holdings stockholders as a result of the automatic conversion feature of Holdings Class B common stock;

  •
  (i) Liberty Media will have received a private letter ruling from the IRS (which ruling will not have been withdrawn, invalidated or modified in an adverse manner) and Liberty Media and LEI will have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in each case, in form and substance reasonably acceptable to DIRECTV, substantially to the effect that the LEI Contribution and the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code; (ii) Liberty Media or LEI will have received a private letter ruling from the IRS (which ruling will not have been withdrawn, invalidated or modified in an adverse manner) or LEI will have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in each case, in form and substance reasonably acceptable to DIRECTV, substantially to the effect that the LEI Merger and the Malone Contribution, taken together, will qualify as a reorganization under Section 368 of the Code or that the LEI Merger and the Malone Contribution, taken together with the DIRECTV Merger, will be treated as exchanges described in Section 351 of the Code; (iii) Liberty Media and LEI will have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to DIRECTV, to the effect that the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a)(1)(D) of the Code, and will not cause Section 355(e) of the Code to apply to, (I) the News Exchange or (II) any of the internal distributions of the stock of Greenlady that were effected by subsidiaries of News Corporation in connection with the News Exchange; and (iv) if the date of the completion of the Split-Off is not the same date as the completion of the Mergers, Liberty Media and LEI will have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to DIRECTV, substantially to the effect that the LEI Merger, the Malone Contribution and the DIRECTV Merger, taken together, will not cause Section 355(e) of the Code to apply to the Split-Off; and

  •
  the Malone Contribution will have occurred in accordance with the terms of the Malone Agreement.

        Liberty Media's and LEI's obligations to complete the LEI Merger are also subject to the satisfaction or waiver of each of the following additional conditions:

  •
  truthfulness and correctness of the representations and warranties of DIRECTV that would not, individually or in the aggregate, have a DIRECTV material adverse effect (subject to certain exceptions);

  •
  DIRECTV's and Holdings' performance in all material respects of all obligations that are required by the Merger Agreement to be performed on or prior to the closing of the Mergers;

  •
  there is no action, proceeding or litigation by any governmental authority reasonably likely to: (i) prohibit or restrain Liberty Media from owning or operating all or any portion of the businesses or assets of Liberty Media or its subsidiaries (excluding the LEI business), (iii) as a result of the DTV Business Combination, compel Liberty Media to dispose of any portion of any of the businesses or assets of Liberty Media or its subsidiaries (excluding the LEI business) or (iii) impose damages on Liberty Media or any of its subsidiaries (excluding the LEI business) as a result of the DTV Business Combination. In addition, there are no restraints that could reasonably be expected to result in any of the effects referred to above;

  •
  the joinder agreement whereby Holdings will be jointly and severally liable for LEI's indemnification of Liberty Media will be in full force and will not have been repudiated by any party thereto; and

  •
  the receipt of the private letter rulings and opinions described in the tenth bullet point under DIRECTV's obligations to complete the DIRECTV Merger above (except that such opinions need to be reasonably acceptable to Liberty Media and LEI and, in the case of the ruling and opinions referenced in clause (ii) of such bullet point, the ruling or opinion, as applicable, will be to the effect that the LEI Merger and the Malone Contribution, taken together, will qualify as a reorganization under Section 368(a) of the Code and that the LEI Merger and the Malone Contribution, taken together with the DIRECTV Merger, will be treated as exchanges described in Section 351 of the Code).

        For purposes of the Merger Agreement, the term "material adverse effect" means, with respect to any party, any material adverse effect on, or change, event, occurrence, development, condition or state of facts materially adverse to:

  •
  the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of such party and its subsidiaries taken as a whole, other than any effect, change, event, occurrence, development, condition or state of facts occurring after the date of the Merger Agreement (i) relating to the United States economy in general or (ii) relating to the industry in which such person operates in general and (in each case under (i) and (ii)) not specifically relating to (or disproportionately affecting) such person, or

  •
  such party's ability to, in a timely manner, perform its obligations under the Merger Agreement or consummate the DTV Business Combination.

        For purposes of any determination as to the existence of a "material adverse effect" with respect to LEI, LEI's assets will be deemed to consist of (i) only the LEI business and will exclude the shares of DIRECTV beneficially owned by Liberty Media and, (ii) solely for purposes of the closing condition described in the first bullet under DIRECTV's obligations to complete the DIRECTV Merger above, the LEI business and the shares of DIRECTV beneficially owned by Liberty Media.

        No effect, change, event, occurrence, development, condition or state of facts arising or resulting from any of the following, either alone or in combination, will constitute or be taken into account in determining whether there has been, a material adverse effect:

  •
  the announcement or performance of the Merger Agreement and the DTV Business Combination, including, to the extent arising therefrom, any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the LEI business or DIRECTV (in each case, other than in respect of required consents and approvals);

  •
  acts of war or terrorism or natural disasters;

  •
  changes in any laws or regulations or applicable accounting regulations or principles or the interpretations thereof;

  •
  the fact, in and of itself (and not the underlying causes thereof) that LEI or any of its subsidiaries or DIRECTV failed to meet any projections, forecasts, or revenue or earnings predictions for any period; or

  •
  any change, in and of itself (and not the underlying causes thereof) in the stock price of the Liberty Entertainment common stock or DIRECTV common stock.

  Termination

        DIRECTV and LEI may terminate the Merger Agreement at any time prior to the completion of the Mergers by mutual written consent.

        Either DIRECTV or LEI may (subject to certain exceptions set forth in the Merger Agreement) terminate the Merger Agreement by written notice to the other party:

  •
  if the DTV Business Combination is not completed prior to May 3, 2010, provided that if all conditions have been satisfied by such date, other than obtaining the requisite regulatory approvals, then such date will be extended for up to 90 days;

  •
  if any final, nonappealable order or injunction prohibits the completion of the DTV Business Combination or a law or regulation makes the completion of the DTV Business Combination illegal;

  •
  if the Liberty Stockholder Approval is not obtained at the special meeting or at any adjournment or postponement thereof; or

  •
  if the DIRECTV Stockholder Approval is not obtained at the DIRECTV stockholders meeting or at any adjournment or postponement thereof.

        DIRECTV may terminate the Merger Agreement by written notice to LEI if:

  •
  there has been a breach by Liberty Media and/or LEI of any of its representations, warranties, covenants or agreements such that the related closing conditions would not be satisfied unless Liberty Media or LEI cures such breach within thirty (30) calendar days;

  •
  any final, nonappealable restraint imposes material damages on Holdings, LEI or DIRECTV or any of their respective subsidiaries as a result of the DTV Business Combination; or

  •
  a Liberty Adverse Recommendation Change will have occurred.

        LEI may terminate the Merger Agreement by written notice to DIRECTV if:

  •
  there has been a breach by DIRECTV of any of its representations, warranties, covenants or agreements such that the related closing conditions would not be satisfied unless DIRECTV cures such breach within thirty (30) calendar days;

  •
  if any final, nonappealable restraint imposes material damages on Liberty Media or any of its subsidiaries as a result of the DTV Business Combination; or

  •
  a DIRECTV Adverse Recommendation Change will have occurred.

        In addition, LEI has the right to terminate at any time after the second business day following the date on which Liberty Media provides written notice to DIRECTV that Liberty Media has received the Split-Off Ruling from the IRS (together with a copy of such ruling), unless prior to such time DIRECTV has delivered to Liberty Media (i) written notice that the ruling(s) as to certain specified tax matters are reasonably acceptable to DIRECTV, (ii) a written waiver of a related condition to closing, or (iii) an officer's certificate to the effect that DIRECTV has received an opinion of its tax counsel with respect to such specified tax matters and the receipt of such ruling(s) is waived by DIRECTV as a condition to the completion of the Merger and replaced with a different condition regarding an absence of a change in applicable law.

  Effect of Termination

        In the event the Merger Agreement is terminated as described above, the Merger Agreement will become null and void and none of DIRECTV, Liberty Media, LEI, Holdings, Merger Sub One or Merger Sub Two or their respective directors, officers and affiliates, will have any liability under the Merger Agreement except that nothing will relieve any party from liability for fraud or any willful breach of the Merger Agreement. Certain designated provisions of the Merger Agreement, including the payment of fees and expenses, non-survival of the representations and warranties and confidentiality restrictions and, under certain circumstances, the payment of the termination fee described below, will survive the termination of the Merger Agreement.

  Termination Fees and Expense Reimbursement

        The Merger Agreement provides that LEI will be required to pay a termination fee to DIRECTV of $450 million in each of the following circumstances:

  •
  if DIRECTV terminates the Merger Agreement as a result of the occurrence of a Liberty Adverse Recommendation Change; or

  •
  if Liberty Media, LEI or any of their respective subsidiaries (i) enters into an agreement with respect to an LEI Takeover Proposal within nine months of the date at which DIRECTV terminated the Merger Agreement as a result of the failure to obtain the Liberty Stockholder Approval and the transactions contemplated by such agreement are consummated or (ii) consummates any LEI Takeover Proposal within nine months of the date on which DIRECTV terminated the Merger Agreement as a result of the failure to obtain the Liberty Stockholder Approval.

        The Merger Agreement provides that LEI will be required to pay an expense reimbursement to DIRECTV of up to $10 million if DIRECTV terminates the Merger Agreement as a result of the occurrence of a Liberty Adverse Recommendation Change or in the event that an LEI Takeover Proposal will have been made known to Liberty Media or its stockholders generally or any person will have publicly announced its intention to make an LEI Takeover Proposal and the Merger Agreement is terminated as a result of the failure to obtain the Liberty Stockholder Approval.

        The Merger Agreement provides that DIRECTV will be required to pay a termination fee to LEI of $450 million in each of the following circumstances:

  •
  if LEI terminates the Merger Agreement as a result of a DIRECTV Adverse Recommendation Change; or

  •
  if DIRECTV or any of its subsidiaries (i) enters into an agreement with respect to any DIRECTV Takeover Proposal within nine months of the date at which the Merger Agreement is terminated as a result of failure to obtain the DIRECTV Stockholder Approval, and the transactions contemplated by such agreement are consummated or (ii) consummates any DIRECTV Takeover Proposal within nine months of the date at which the Merger Agreement is terminated as a result of failure to obtain DIRECTV Stockholder Approval.

        The Merger Agreement provides that DIRECTV will be required to pay an expense reimbursement to LEI of up to $10 million if LEI terminates the Merger Agreement as a result of the occurrence of a DIRECTV Adverse Recommendation Change. The $10 million expense reimbursement is also payable by DIRECTV to LEI in the event that a DIRECTV Takeover Proposal will have been made known to DIRECTV or its stockholders generally or any person will have publicly announced its intention to make a DIRECTV Takeover Proposal and the Merger Agreement is terminated as a result of the failure to obtain the DIRECTV Stockholder Approval, except that, in such case, DIRECTV will not be obligated to reimburse LEI for costs or expenses related solely to the Split-Off.

        For purposes of determining whether a termination fee or expense reimbursement is payable, all references to "10% or more" in the definition of DIRECTV Takeover Proposal and LEI Takeover Proposal are deemed to be references to "50% or more".

  Amendment, Extension and Waiver

        The Merger Agreement may be amended in writing by action taken or authorized by DIRECTV's, Liberty Media's and LEI's respective boards of directors, at any time before or after receipt of the Liberty Stockholder Approval or the DIRECTV Stockholder Approval. Following approval of the DTV Business Combination by the holders of Liberty Entertainment common stock, the stockholders of DIRECTV or the sole stockholder of LEI, however, there cannot be any amendment which by law would require further approval by such stockholders without such approval.

        At any time before the completion of the Mergers, DIRECTV, Liberty Media or LEI may, by written action taken or authorized by their respective boards of directors, to the extent legally allowed:

  •
  waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement;

  •
  extend the time for the performance of any of the obligations or other acts provided for in the Merger Agreement; and

  •
  waive compliance with any of the agreements or conditions contained in the Merger Agreement.

  Malone Agreement

        The Malones have entered into the Malone Agreement with DIRECTV, LEI and Holdings. The Malone Agreement provides that after the Split-Off but immediately prior to the DIRECTV Merger, the Malones will exchange each of the outstanding shares of LEI Series B common stock held of record by them for a number shares of Holdings Class B common stock equal to the LEI Exchange Ratio.

        In addition, under the Malone Agreement, the Malones have agreed, subject to the terms and conditions thereof, among other things:

  •
  to vote their shares of Liberty Entertainment common stock (i) in favor of the Split-Off and any other proposals related to the transactions contemplated by the Split-Off or the Mergers, submitted with the recommendation of the board of directors of Liberty Media, (ii) against any action or agreement that would result in a breach by Liberty Media of its non-solicitation obligations under the Merger Agreement, (iii) against any LEI Takeover Proposal and (iv) against any action or agreement that would reasonably be expected to prevent, prohibit or materially delay the completion of the Split-Off or the Mergers; and to grant DIRECTV irrevocable proxies to enforce the foregoing;

  •
  to limit their voting rights, only with respect to their shares of Holdings Class B common stock, to 24% of the total voting power of Holdings common stock (with any voting power attributable to such shares in excess of 24% to be voted on a pro rata basis in the same manner as the votes of the non-Malone stockholders of Holdings); and to grant Holdings irrevocable proxies to enforce the foregoing;

  •
  not to acquire, directly or indirectly, and not to enter into any agreement, arrangement, understanding, or substantial negotiations to acquire, any additional shares, other than through the exercise of Series A or Class A options, as applicable, and certain other specified circumstances, of (i) Liberty Entertainment common stock from signing until the first to occur of the completion of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof, (ii) LEI common stock from the completion of the Split-Off until the first to occur of the day after the first anniversary of the Split-Off, the completion of the Mergers or the termination of the Malone Agreement in accordance with the terms thereof, and (iii) Holdings Class A common stock or Holdings Class B common stock after the completion of the Mergers and until the first to occur of the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof;

  •
  to restrictions on transfer, and restrictions on entering into any agreement, arrangement, understanding or substantial negotiations to transfer, other than in certain specified exceptions, (i) of all of their shares of Liberty Entertainment Series B common stock from signing until the first to occur of the completion of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof, (ii) of all of their shares of LEI Series B common stock from the completion of the Split-Off until the first to occur of the day after the first anniversary of the Split-Off, the completion of the Mergers or the termination of the Malone Agreement in accordance with the terms thereof, and (iii) of all of their shares of Holdings Class B common stock after the completion of the Mergers and until the first to occur of the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof;

  •
  solely with respect to Mr. Malone, to restrictions on transfer, and restrictions on entering into any agreement, understanding or substantial negotiations to transfer, other than in certain specified circumstances, of an aggregate of (i) 750,000 shares of Liberty Entertainment Series A common stock from signing until the first to occur of the completion of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof, (ii) 675,000 shares of LEI Series A common stock from the completion of the Split-Off until the first to occur of the day after the first anniversary of the Split-Off, the completion of the Mergers or the termination of the Malone Agreement in accordance with the terms thereof, and (iii) 750,000 shares of Holdings Class A common stock after the completion of the Mergers and until the first to occur of the day after the first anniversary of the Split-Off or the termination of the Malone Agreement in accordance with the terms thereof;

  •
  to grant to Holdings a right of first refusal exercisable in the event of certain proposed transfers of their shares of Holdings Class B common stock;

  •
  to be bound by a provision in the Holdings charter pursuant to which Holdings has the right to redeem, at a 10% premium to the market price of a share of Holdings Class A common stock, shares of Holdings Class B common stock held by the Malones (and those transferees of the Malones who become party to the Malone Agreement) at the time of Mr. Malone's death;

  •
  that the Malone Agreement will terminate automatically upon the termination of the Merger Agreement in accordance with its terms and that following the effective time of the LEI Merger, the Malone Agreement will terminate automatically, without further action of the parties hereto, (i) with respect to any Malone or any of their transferees who becomes a party to the Malone Agreement, upon the first to occur of: (w) all such person's shares having been purchased by Holdings pursuant to the redemption right under the Holdings charter, (x) Holdings failing to purchase the shares called for redemption within the time period prescribed by the Holdings charter (and after giving effect to a 5-business day post-notice cure period) notwithstanding such person's compliance with its obligations under the Holdings charter, (y) upon the transfer of all such person's shares in accordance with the Malone Agreement, or (z) the redemption right ceases to apply to the shares held by such person, and (ii) with respect to all Malones and their transferees who are parties to the Malone Agreement, upon the first to occur of: (x) the redemption right in the Holdings charter having expired unexercised as to all such persons' shares, or (y) upon the completion of a change of control with respect to Holdings, provided, that in the case of clause (i) or clause (ii)(x), and absent the earlier termination of the Malone Agreement, in no event shall the standstill and transfer restriction provisions terminate prior to the day following the first anniversary of the Split-Off; and

  •
  that the LEI Series B options to be held by the Malones immediately prior to the LEI Merger will be adjusted as a result of the LEI Merger into options exercisable for shares of Holdings Class A common stock.

        This summary is qualified by reference to the full text of the Malone Agreement, including Amendment No. 1 to the Malone Agreement executed on July 29, 2009, a copy of which is attached as Annex F hereto, and is incorporated by reference in this proxy statement/prospectus.

  Liberty Agreement

        Liberty Media, DIRECTV, Holdings, LEI, Greenlady and Greenlady II, LLC have entered into the Liberty Agreement. Under the Liberty Agreement, Liberty Media has agreed, subject to the terms and conditions thereof, among other things:

  •
  to vote shares of DIRECTV common stock controlled by Liberty Media:

  •
  in favor of the adoption of the Merger Agreement,

    •
    against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Liberty or LEI in the Merger Agreement;

    •
    against any DIRECTV Takeover Proposal; and

    •
    against any action or agreement that would reasonably be expected to prevent, prohibit or materially delay the completion of the DIRECTV Merger;

  •
  not to solicit for employment (with certain exceptions) for two years after completion of the Mergers any executive officer or other member of senior management of Holdings or its subsidiaries;

  •
  not to hire (with certain exceptions) for two years after completion of the Mergers any individual who was an executive officer or other member of senior management of DIRECTV, the LEI business or any of their subsidiaries during the twelve month period preceding the completion of the Mergers,

  •
  not to compete for a period of three years after the closing of the Mergers with the provision of direct-to-home delivery of video services by satellite, the provision of programming consisting of live coverage of regional and local sports in certain geographic areas, and the provision of programming or on-line skill-based games of the nature produced, carried, offered or hosted by GSN or its subsidiary, FUN; and

  •
  not to, directly or indirectly, acquire, other than pursuant to certain specified exceptions, equity securities of Holdings, for a period of three-years from and after the closing of the Mergers.

        Except as provided in the next sentence the Liberty Agreement will terminate upon the first to occur of (i) the completion of the Mergers and (ii) the termination of the Merger Agreement in accordance with its terms. The non solicitation, non competition, standstill and confidentiality provisions, however, will survive the completion of the Mergers.

        This summary is qualified by reference to the full text of the Liberty Agreement, which is filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

  Liberty Revolving Credit Facility

        In connection with the execution of the Merger Agreement, Liberty Media and Greenlady entered into the Liberty Revolving Credit Facility, which will provide for loans from Liberty Media in an aggregate principal amount at any time outstanding of up to $300 million. These loans may be used by Greenlady to make payments pursuant to scheduled maturities under the Greenlady Debt and other amounts that may become due by virtue of the exercise by Bank of America of certain unwind rights in the associated equity collars that relate to actions of DIRECTV. In addition, if the Merger Agreement terminates prior to the completion of the Split-Off, subsequent loans may be used for general corporate purposes. Borrowings under the Liberty Revolving Credit Facility will be unsecured.

        Unless the Merger Agreement has earlier terminated, at the time of Split-Off, borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full. If the Merger Agreement is terminated prior to the time of the Split-Off, borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full on May 3, 2011.

        Greenlady will be permitted to prepay borrowings under the Liberty Revolving Credit Facility without any premium or penalty. Borrowings prepaid by Greenlady to Liberty Media will be available for reborrowing.

        Loans under the Liberty Revolving Credit Facility will be used to pay amounts due under the Greenlady Debt and will bear interest at 3.5% per annum until December 31, 2009, and thereafter at LIBOR plus 5.0%. Borrowings for all other purposes will bear interest at LIBOR plus 3.5% per annum until December 31, 2009, and thereafter at LIBOR plus 5.0%. Accrued interest on outstanding borrowings will be due and payable when principal is paid.

        So long as any borrowings remain outstanding or Liberty Media has a commitment under the Liberty Revolving Credit Facility, Greenlady has agreed to not, and to cause its subsidiaries to not:

  •
  create any liens on their respective properties, other than certain permitted liens; or

  •
  incur any debt, other than debt existing as of the effective date of the Liberty Revolving Credit Facility and debt incurred under the DIRECTV Credit Facility.

        This summary is qualified by reference to the full text of the Liberty Revolving Credit Facility, filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

  DIRECTV Credit Facility

        Following the Split-Off, DIRECTV will provide a $650 million credit facility to Greenlady pursuant to the DIRECTV Credit Facility. Borrowings under the DIRECTV Credit Facility are subject to certain conditions precedent, including the occurrence of the effective time of the Split-Off, and the DIRECTV Credit Facility will mature on the earlier of the closing of the Mergers and the termination of the Merger Agreement.

        The DIRECTV Credit Facility will be secured by a pledge of and first priority security interest in 53 million shares of DIRECTV common stock owned beneficially by Greenlady, subject to certain adjustments.

        Borrowings under the DIRECTV Credit Facility will bear interest at a rate equal to 3.5% per annum until December 31, 2009 and thereafter at a rate per annum equal to LIBOR plus 5.0%. If Greenlady defaults under the DIRECTV Credit Facility, it will be obligated to pay default interest equal to the rate otherwise applicable plus 2.00% per annum.

        The DIRECTV Credit Facility contains negative covenants that, among other things, restrict, subject to certain exceptions, Greenlady's and its subsidiaries' ability to incur indebtedness; grant liens and modify the Liberty Media loan agreement or the collar transaction. The DIRECTV Credit Facility also contains affirmative covenants that, among other things, require Greenlady and its subsidiaries to comply with laws; pay taxes; maintain insurance; preserve existence; permit visitations; keep books and maintain properties and report certain events.

        This summary is qualified by reference to the full text of the DIRECTV Credit Facility, filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

  Bennett Agreement

        In connection with the execution of the Merger Agreement, the parties determined that the ownership by Robert R. Bennett, a director of Liberty Media, of certain Liberty Media equity securities and his acquisition or sale of those securities could affect the tax consequences of the Split-Off. To address these concerns, DIRECTV required that Liberty Media and LEI execute the Bennett Agreement pursuant to which Mr. Bennett agreed to specified limitations on his ability to transfer or acquire certain securities of Liberty Media, LEI or DIRECTV.

        The Bennett Agreement provides that prior to the earlier of the termination of the Bennett Agreement or the completion of the DTV Business Combination, Mr. Bennett will not acquire or dispose of (including through derivative transactions) any shares of Liberty Entertainment common stock prior to the Split-Off, any shares of LEI common stock following the Split-Off and any shares of DIRECTV common stock, and Mr. Bennett will not exercise any options or stock appreciation rights in respect of Liberty Entertainment common stock prior to the Split-Off or LEI common stock following the Split-Off, except that he may sell up to 750,000 LMDIA shares prior to the Split-Off or an adjusted number of shares of Series A LEI common stock following the Split-Off. Mr. Bennett also agreed that, in connection with the completion of the DTV Business Combination, those of his LEI stock options which are exercisable for Series A or Series B shares, at his election, would be adjusted to be exercisable for only Class A shares of Holdings common stock.

        In exchange for Mr. Bennett's agreement to these limitations and restrictions, Liberty Media granted to Mr. Bennett an option to purchase 500,000 shares of LMDIA at an exercise price equal to the closing market price on May 11, 2009, which was the fifth trading day following (but not including) the date on which the DTV Business Combination was announced. These options, which were granted under the Liberty Media director plan, are immediately exercisable and fully vested and have an expiration date of February 28, 2011. In addition, if the Split-Off has not occurred by November 1, 2009, Liberty Media has agreed to grant to Mr. Bennett an additional option to purchase 50,000 shares of LMDIA at an exercise price equal to the closing price on the date of grant. Further, on the first day of each month after November 1, 2009, and prior to the Split-Off, Mr. Bennett will be granted options for an additional 50,000 shares of LMDIA at an exercise price equal to the closing price on the date of grant. All such additional options will be immediately exercisable and fully vested on the date of grant and have an expiration date of the 20th month anniversary of the grant date.

        The Bennett Agreement will terminate on the first to occur of (1) the termination of the Merger Agreement, (2) the date Mr. Bennett irrevocably waives his right to elect to receive Series B shares upon exercise of his existing Liberty Media stock options or his LEI stock options following the Split-Off to the extent required so that he ceases to be a "ten-percent shareholder," a "controlling shareholder," or a member of a coordinating group that is a ten-percent shareholder or a controlling shareholder of Liberty Media or LEI for certain federal income tax purposes, and (3) August 2, 2010.

        This summary is qualified by reference to the full text of the Bennett Agreement, a form of which is filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

DESCRIPTION OF COMMON STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

        If the Split-Off is approved and completed, holders of Liberty Entertainment common stock will become stockholders of LEI as a result of the Split-Off, and, if the Mergers are approved and completed, holders of LEI common stock will become stockholders of Holdings as a result of the Mergers. As a holder of Liberty Entertainment common stock your rights are defined and governed by Liberty Media's charter, Liberty Media's by-laws and Delaware law. The rights of holders of LEI common stock will be defined and governed by the LEI restated charter, the LEI bylaws and Delaware law. The rights of holders of Holdings common stock will be defined and governed by the Holdings charter, the Holdings by-laws and Delaware law. The following is a description of (i) the terms of the Liberty Entertainment common stock under the Liberty Media charter, (ii) the terms of the LEI common stock under the LEI restated charter and (iii) the terms of the Holdings common stock under the Holdings charter, including a comparison among the terms of the three charters. In addition, following the description, we have summarized certain other terms of the organizational documents of LEI and Holdings.

        The following discussion of the terms of the Liberty Media charter, the LEI restated charter and the Holdings charter is qualified by reference to the full text of those charters. The LEI restated charter is included as Annex B to this proxy statement/prospectus. The Holdings charter is included as Annex G to this proxy statement/prospectus. The Liberty Media charter has been filed with the Securities and Exchange Commission. Please see "Additional Information—Where You Can Find More Information" for more information regarding Liberty Media's filings. For illustrative purposes, the following description does not give effect to the redesignation.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Authorized Capital Stock

Under the Liberty Media charter, Liberty Media is authorized to issue up to 8.15 billion shares of Liberty Entertainment common stock, of which 4 billion are designated as Series A Liberty Entertainment common stock, 150 million are designated as Series B Liberty Entertainment common stock, and 4 billion are designated as Series C Liberty Entertainment common stock. See Article IV, Section A.1. of the Liberty Media charter.
LEI will be authorized to issue up to 8.2 billion shares of capital stock, consisting of 8.15 billion shares of common stock, of which 4 billion shares will be designated as Series A common stock, 150 million shares will be designated as Series B common stock, 4 billion shares will be designated as Series C common stock, and 50 million shares of preferred stock that are undesignated as to series. The LEI restated charter authorizes its board of directors to authorize the issuance of one or more series of preferred stock. See Article IV of Annex B.
Holdings will be authorized to issue up to 4 billion shares of capital stock, consisting of 3.95 billion shares of common stock, of which 3.5 billion shares will be designated as Class A common stock, 30 million shares will be designated as Class B common stock, 420 million shares will be designated as Class C common stock, and 50 million shares of preferred stock that are undesignated as to series. The Holdings charter authorizes its board of directors to authorize the issuance of one or more series of preferred stock. See Section 4.1 of Annex G.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Dividends and Securities Distributions

Liberty Media is permitted to pay dividends on Liberty Entertainment common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the "Entertainment Group Available Dividend Amount" (defined generally as the excess of the total assets less the total liabilities of the Entertainment Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Entertainment common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Entertainment Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Entertainment common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Entertainment common stock. See Article IV, Section A.2.(c) (ii) of the Liberty Media charter.

Under the Liberty Media charter, Liberty Media is permitted to make (i) share distributions of (A) shares of Series A Liberty Entertainment common stock or shares of Series C Liberty Entertainment common stock, respectively, to holders of all series of Liberty Entertainment common stock, on an equal per share basis; and (B) shares of Series A Liberty Entertainment common stock to holders of Series A Liberty Entertainment common stock
LEI will be permitted to pay dividends when and as declared by its board. Dividends will only be paid out of assets legally available for the payment of dividends. Whenever a dividend is paid to the holders of one series of common stock, LEI will also pay to the holders of the other series of common stock an equal per share dividend. See Article IV, Sections B.3 and C.1 of Annex B.

LEI is permitted to make share distributions of (i) shares of Series C common stock to holders of all series of LEI common stock, on an equal per share basis; (ii) shares of Series A common stock to holders of Series A common stock, on an equal per share basis, shares of Series B common stock to holders of Series B common stock, on an equal per share basis, and shares of Series C common stock to holders of Series C common stock on an equal per share basis; and (iii) share distributions of any other class or series of LEI securities or the securities of any other person to holders of all series of LEI common stock, on an equal per share basis, subject to certain limitations. With respect to (iii) above, the holders of LEI Series B common stock have a consent right with respect to certain share distributions of voting securities on LEI Series C common stock and certain share distributions pursuant to which holders of LEI Series B common stock would receive voting securities
Holdings will be permitted to pay dividends when and as declared by its board. Dividends will only be paid out of assets legally available for the payment of dividends. Whenever a dividend is paid to the holders of one class of common stock, Holdings will also pay to the holders of the other classes of common stock an equal per share dividend. See Article IV, Sections 4.6 and 4.9(h) of Annex G.

Holdings is permitted to make share distributions of (i) shares of Class C common stock to holders of all classes of Holdings common stock, on an equal per share basis; (ii) shares of Class A common stock to holders of Class A common stock, on an equal per share basis, shares of Class B common stock to holders of Class B common stock, on an equal per share basis, and shares of Class C common stock to holders of Class C common stock on an equal per share basis; and (iii) share distributions of any other class or series of Holdings securities or the securities of any other person to holders of all classes of Holdings common stock, on an equal per share basis, subject to certain limitations. With respect to clause (iii) above, the holders of Holdings Class B common stock have a consent right with respect to certain share distributions of voting securities on Holdings Class C common stock and certain share distributions pursuant to which holders of Holdings Class B

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

and, on an equal per share basis, shares of Series B Liberty Entertainment common stock to holders of Series B Liberty Entertainment common stock and, on an equal per share basis, shares of Series C Liberty Entertainment common stock to holders of Series C Liberty Entertainment common stock; and (ii) share distributions of (A) shares of Series A Liberty Interactive common stock or shares of Series C Liberty Interactive common stock, respectively, to holders of all series of Liberty Entertainment common stock, on an equal per share basis, subject to certain limitations; and (B) shares of Series A Liberty Interactive common stock to holders of Series A Liberty Entertainment common stock and, on an equal per share basis, shares of Series B Liberty Interactive common stock to holders of Series B Liberty Entertainment common stock and, on an equal per share basis, shares of Series C Liberty Interactive common stock to holders of Series C Liberty Entertainment common stock, subject to certain limitations; and (iii) share distributions of (A) shares of Series A Liberty Capital common stock or Series C Liberty Capital common stock, respectively, to holders of all series of Liberty Entertainment common stock, on an equal per share basis, subject to certain limitations; and (B) shares of Series A Liberty Capital common stock to holders of Series A Liberty Entertainment common stock and, on an equal per share basis, shares of	with lesser voting rights than those of the LEI Series B common stock. See Article IV, Section B.4 of Annex B.	common stock would receive voting securities with lesser relative voting rights than those of the Holdings Class B common stock. See Article IV, Sections 4.7 and 4.9 of Annex G.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Series B Liberty Capital common stock to holders of Series B Liberty Entertainment common stock and, on an equal per share basis, shares of Series C Liberty Capital common stock to holders of Series C Liberty Entertainment common stock, subject to certain limitations; and (iv) share distributions of any other class or series of Liberty Media's securities or the securities of any other person to holders of all series of Liberty Entertainment common stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(ii) of the Liberty Media charter.
Conversion at Option of Holder

Each share of Series B Liberty Entertainment common stock is convertible, at the option of the holder, into one share of Series A Liberty Entertainment common stock. Shares of Series A Liberty Entertainment common stock and shares of Series C Liberty Entertainment common stock are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(B) of the Liberty Media charter.
	Each share of LEI Series B common stock will be convertible, at the option of the holder, into one share of LEI Series A common stock. Shares of LEI Series A and Series C common stock will not be convertible. See Article IV, Section B.2 of Annex B.	None.
Conversion at Option of Issuer

Liberty Media can convert each share of Series A Liberty Entertainment common stock, Series B Liberty Entertainment common stock and Series C Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a ratio based on the relative trading prices of the	None.	None.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) to the Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations) over a specified 60-trading day period. Liberty Media can also convert each share of Series A Liberty Entertainment common stock, Series B Liberty Entertainment common stock and Series C Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Capital common stock at a ratio based on the relative trading prices of the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) to the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) over a specified 60-trading day period. See paragraph (b)(iv) and (b)(v) of Article IV, Section A.2. of the Liberty Media charter.

The Liberty Media charter also provides that it can convert each share of Liberty Capital common stock and Liberty Interactive common stock into a number of shares of the corresponding series of Liberty Entertainment common stock at a ratio based on the relative trading prices of the Series A Liberty Capital common stock (or another series of Liberty Capital common stock subject to certain limitations) or the

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Series A Liberty Interactive common stock (or another series of Liberty Interactive common stock subject to certain limitations), as applicable, to the Series A Liberty Entertainment common stock (or another series of Liberty Entertainment common stock subject to certain limitations) over a specified 60-trading day period. See paragraphs (b)(iii) and (b)(vii) of Article IV, Section A.2. of the Liberty Media charter.
Automatic Conversion of Common Stock
None.	None.
Shares of Holdings Class B common stock are not convertible into shares of Class A common stock at the election of the holder. However, if a transfer of shares of Class B common stock is made to a transferee that is not an affiliate of the transferor and is effected through a public transfer, then each such share of Class B common stock will automatically convert into one fully paid and non assessable share of Class A common stock in the name of the transferee. For this purpose, a "public transfer" means a transfer that (i) is effected on any stock exchange, in the over-the-counter market, or on any electronic screen-based or automated securities trading market and (ii) which involves a broker, dealer or market maker. See Section 4.5 of Annex G.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Optional Redemption for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty Entertainment common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Entertainment Group (and may or may not hold assets and liabilities attributed to any other group), provided that its board of directors seeks and receives the approval to such redemption of holders of Liberty Entertainment common stock, voting together as a separate class.

If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Capital Group and/or the Interactive Group, shares of Liberty Capital common stock and/or Liberty Interactive common stock, as applicable, would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the class vote described above as well as the separate class vote of the holders of Liberty Capital common stock and/or Liberty Interactive common stock, as applicable. See Article IV, Section A.2.(f)(i) of the Liberty Media charter.	None.	None.
Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Entertainment Group, it is required to choose one of the following five alternatives, unless its board obtains approval of the	None.	None.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

holders of Liberty Entertainment common stock to not take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):

•  pay a dividend to holders of Liberty Entertainment common stock out of the available net proceeds of such disposition; or

•  if there are legally sufficient assets and the Entertainment Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Entertainment Group, redeem all outstanding shares of Liberty Entertainment common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Entertainment Group, redeem a portion of outstanding shares of Liberty Entertainment common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•  convert each outstanding share of each series of Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock at a specified premium; or

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

•  convert each outstanding share of each series of Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Capital common stock at a specified premium; or

• combine a conversion of a portion of the outstanding shares of Liberty Entertainment common stock into a number of shares of the corresponding series of Liberty Interactive common stock or Liberty Capital common stock with either the payment of a dividend on or redemption of shares of Liberty Entertainment common stock, subject to certain limitations. See Article IV, Section A.2.(f)(ii) of the Liberty Media charter.
Merger Consideration
None.	None.
Holders of Holdings Class B common stock are entitled to receive per share consideration in any business combination that is not less than the per share consideration received by the holders of Holdings Class A common stock in such business combination.
Redemption Right
None.	None.
Except with respect to certain holders of common stock, Holdings has the right to redeem, upon the death of Mr. Malone, (x) all of the outstanding shares of Holdings Class B common stock held by the Malones and certain related persons of the Malones, and (y) all of the outstanding shares of Holdings Class B common stock held by any person (other than a Malone or a related person of a Malone and certain

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

exempt holders) so long as Holdings also redeems all of the outstanding shares of Holdings Class B common stock held by the Malones and certain related persons of the Malones. Such redemption right will only exist during the period commencing on the later of the death of Mr. Malone and the effective time of the Mergers and ending at the close of business on the later of (x) the 50th day after the date on which any legal action that may be required to confirm the appointment of the personal representative for Mr. Malone's estate or for the estate to act through its personal representative has been completed and (y) the 10th day after the effective time of the Mergers. The consideration payable for each share of Class B common stock subject to such redemption will be 110% of the per share market price for the Class A common stock at such time. The consideration will be payable in cash and/or in shares of Class A common stock, or any combination of the foregoing, at the election of the holder. See Article IV, Section 4.11 of Annex G.
Voting Rights

Holders of Series A Liberty Entertainment common stock are entitled to one vote for each share of the stock held and holders of Series B Liberty Entertainment common stock are entitled to ten votes for each share of the stock held on all matters submitted to a vote of its stockholders. Holders of Series C Liberty Entertainment
Holders of LEI Series A common stock will be entitled to one vote for each share of the stock held and holders of LEI Series B common stock will be entitled to ten votes for each share of the stock held on all matters submitted to a vote of LEI's stockholders. Holders of LEI Series A common stock and Series B common stock vote
Holders of Holdings Class A common stock will be entitled to one vote for each share of the stock held and holders of Holdings Class B common stock will be entitled to fifteen votes for each share of the stock held on all matters submitted to a vote of Holdings' stockholders. Holders of Holdings Class A common stock and Class B

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the Liberty Media charter), except as otherwise required by Delaware law. When so required, holders of Series C Liberty Entertainment common stock will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of the Liberty Media charter.

Holders of Liberty Entertainment common stock will vote as one class with holders of Liberty Capital common stock and Liberty Interactive common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the Liberty Media charter or Delaware law. In connection with certain dispositions of Entertainment Group assets as described above, the Liberty Media board may determine to seek approval of the holders of Liberty Entertainment common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under its current charter. See Article IV, Section A.2.(a)(iv)(B) of the Liberty Media charter.

Liberty Media may not redeem outstanding shares of Liberty Entertainment common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Entertainment Group unless its board of directors seeks and receives the approval to such redemption of holders of Liberty together as one class (along with any series of preferred stock which by its terms provides for it to vote together with such holders), unless a separate series vote is required by the terms of the LEI restated charter or Delaware law or, with respect to any series of preferred stock, by the resolution of the board of directors establishing such series of preferred stock. Holders of LEI Series C common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the LEI restated charter), except as otherwise required by Delaware law. When so required, holders of LEI Series C common stock will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Sections B.1 and C.10 of Annex B.

In addition to the Series B consent right described under "—Dividends and Securities Distributions" above, the consent of holders of 75% of the then-outstanding shares of LEI Series B common stock, voting together as a separate class, is required for (i) certain charter amendments, recapitalizations and reclassifications pursuant to which the holders of LEI Series C common stock would receive voting securities or the holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock, and (ii) certain charter amendments, including amendments relating to the common stock vote together as one class (along with any series of preferred stock which by its terms provides for it to vote together with such holders), unless a separate class vote is required by the terms of the Holdings charter or Delaware law or, with respect to any series of preferred stock, by the resolution of the board of directors establishing such series of preferred stock. Under Delaware law, voting by classes is required for amendments to the certificate of incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. Holders of Holdings Class C common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the Holdings charter), except as otherwise required by Delaware law. When so required, holders of Holdings Class C common stock will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Sections 4.4 and 4.9(j) of Annex B.

In addition to the Class B consent right described under "—Dividends and Securities Distributions" above, the consent of holders of 50% of the then-outstanding shares of Holdings Class B common stock, voting together as a separate class, is required for certain amendments to the Holdings

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

Entertainment common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Capital Group and/or the Interactive Group, the approval to such redemption of holders of Liberty Capital common stock and/or Liberty Interactive common stock, as applicable, with such affected group voting together as a separate class. See Article IV, Section A.2.(a)(v)(B) of the Liberty Media charter.

The Liberty Media charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of Liberty Media's outstanding voting securities, voting together as a single class. See Article IX of the Liberty Media charter.
consent rights of the holders of the LEI Series B common stock; the voting rights of the LEI common stock; the terms for the conversion of LEI Series B common stock into LEI Series A common stock; the terms of distributions or dividends (including share distributions); the requirement that the corporation reclassify the LEI common stock on an equal per share basis; and the terms for any liquidation, dissolution or winding-up of the corporation. See Article VII of Annex B. Series B holders are permitted to act by written consent whenever their consent is required under the LEI charter. See Article VI, Section B of Annex B.

The LEI charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 80% of the aggregate voting power of LEI's outstanding voting securities, voting together as a single class. See Article VII of Annex B. See "—Amendments" and "—Supermajority Voting Provisions" for a description of these requirements.

Irrespective of the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of (i) preferred stock or any series thereof, or (ii) common stock or any series thereof, may be increased or decreased (but not below the number of shares charter, including amendments of provisions of the Holdings charter relating to (i) the consent rights of the holders of the Class B common stock, the voting rights of the common stock, the terms for automatic conversion of the Class B common stock to Class A common stock, the terms of distributions or dividends (including share distributions), the requirement that the corporation reclassify the Holdings common stock on an equal per share basis, the exemption of the Malones and certain transferees from the terms of the provisions relating to the excess shares, the terms requiring that the consideration received in certain corporate transactions by holders of Holdings Class B common stock to not be less than the consideration received by the holders of Holdings Class A common stock, Holdings' right to redeem the Class B common stock upon the death of Mr. Malone, and the liquidation, dissolution or winding-up, and (ii) any amendment resulting in a reclassification or recapitalization that does not provide the holders of the Class B common stock, among other things, the same relative voting power of the Class B common stock versus the other classes of common stock. However, no consent of the Class B common stock will be required for Holdings to enter into certain transactions with non-affiliates of Holdings, regardless of whether such provisions will result in the amendment of any of the

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of LEI entitled to vote thereon, and no separate class or series vote of any of the preferred stock, or common stock will be required therefor.
provisions referred to in clauses (i) or (ii) above. Class B holders are permitted to act by written consent whenever their consent is required under the Holdings charter. See Article X of Annex G.

The Holdings charter does not otherwise impose supermajority voting requirements in connection with charter amendments and other extraordinary transactions.

Irrespective of the provisions of Section 242(b)(2) of the DGCL, the number of authorized shares of (i) preferred stock or any series thereof, or (ii) common stock or any class thereof, may be increased or decreased (but not below the number of shares thereof then outstanding or then issuable pursuant to any convertible securities) by the affirmative vote of the holders of a majority in voting power of the stock of Holdings entitled to vote thereon, and no separate class or series vote of any of the preferred stock, or common stock will be required therefor.
Inter-Group Interest

From time to time, the Liberty Media board may determine to create an inter-group interest in the Capital Group or the Interactive Group in favor of the Entertainment Group, or vice versa, subject to the terms of its current charter.

If the Capital Group and/or the Interactive Group has an inter-group interest in the Entertainment Group at such time as any extraordinary action is taken with respect to the Liberty Entertainment common	None.	None.

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Entertainment Group's assets), the Liberty Media board will consider what actions are required, or permitted, to be taken under its current charter with respect to such other group(s)' inter-group interest in the Entertainment Group. For example, in some instances, the Liberty Media board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Entertainment common stock must be allocated to the Capital Group and/or the Interactive Group to compensate such other group(s) on a pro rata basis for such other group(s)' proportionate interest in the Entertainment Group.

Similarly, if the Entertainment Group has an inter-group interest in the Capital Group and/or the Interactive Group at such time as any extraordinary action is taken with respect to the Liberty Capital common stock and/or the Liberty Interactive common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the applicable group(s)' assets), the Liberty Media board will consider what actions are required, or permitted, to be taken under the Liberty Media

Liberty Entertainment Common Stock	LEI Common Stock	Holdings Common Stock

charter with respect to the Entertainment Group's inter-group interest in the affected group(s).

All such board determinations will be made in accordance with the Liberty Media charter and applicable Delaware law.

None of the Interactive Group, the Capital Group or the Entertainment Group currently has any inter-group interest in the other.
Liquidation

Upon Liberty Media's liquidation, dissolution or winding up, holders of shares of Liberty Entertainment common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media's assets, if any, remaining for distribution to holders of Liberty Entertainment common stock, Liberty Capital common stock and Liberty Interactive common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of the Liberty Media charter.

As of the date of this proxy statement/prospectus, each share of Liberty Entertainment common stock is entitled to 0.21347 of a liquidation unit.
Upon LEI's liquidation, dissolution or winding up, holders of LEI common stock will be entitled to share equally the net assets, if any, remaining for distribution to holders of LEI common stock (after payment or provision for all of LEI's liabilities and payment of the preferential amounts to which any series of preferred stock is entitled) on a per share basis. See Article IV, Sections B.6 and C.9 of Annex B.
Upon Holdings' liquidation, dissolution or winding up, holders of Holdings common stock will be entitled to share equally the net assets, if any, remaining for distribution to holders of Holdings common stock (after payment or provision for all of Holdings' liabilities and payment of the preferential amounts to which any series of preferred stock is entitled) on a per share basis. See Article IV, Sections 4.8 and 4.9(i) of Annex G.

Other Provisions of LEI's Restated Charter and By-laws

        LEI's restated charter and by-laws will also contain the following terms. All Liberty Entertainment stockholders are urged to read carefully the relevant provisions of General Corporation Law of the State of Delaware and the restated charter which will be substantially in the form attached as Annex B and the by-laws, a form of which is filed as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

  Preferred Stock

        LEI's restated charter authorizes the board of directors of LEI to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

  •
  the designation of the series;

  •
  the number of authorized shares of the series, which number LEI's board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

  •
  the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

  •
  the rights of the series in the event of LEI's voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

  •
  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of LEI's board of directors;

  •
  the voting rights, if any, of the holders of the series;

  •
  the terms and conditions, if any, for LEI to purchase or redeem the shares; and

  •
  any other relative rights, preferences and limitations of the series.

        LEI believes that the ability of its board of directors to authorize the issuance of one or more series of preferred stock will provide flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs which might arise. The authorized shares of LEI's preferred stock will be available for issuance without further action by its stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which LEI securities may be listed or traded.

        Although LEI has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. LEI's board will make any determination to issue such shares based upon its judgment as to the best interests of its stockholders. LEI's board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of its board of directors, including a tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock. Generally, under the terms of the Merger Agreement, prior to the completion of the Mergers, LEI is not permitted to issue any shares of preferred stock without the consent of DIRECTV and Holdings.

   Restrictions on Ownership; Transfer of Excess Shares to a Trust

  Ownership Limitations

        The LEI restated charter will contain restrictions on the transfer of LEI common stock during the first year after completion of the Split-Off. These provisions are designed to protect LEI and its stockholders from, among other things, liability for potential adverse effects under Section 355(e) of the Code that could result from certain changes in ownership of shares of LEI common stock. These restrictive provisions in the LEI restated charter will terminate and cease to have any continuing effect if the Merger Agreement is terminated.

        The excess share provision of the LEI restated charter will provide that, subject to certain exceptions, during the period beginning on the effective date of the Split-Off and ending one year and one day from such date (the "restriction period"), no person may acquire, actually or constructively by virtue of certain of the attribution and aggregation provisions of the Code and Treasury Regulations, any shares of LEI common stock to the extent such acquisition would (i) cause such person to own, actually or constructively, 10% or more of any series of LEI common stock (a "10% shareholder") or, if such person actively participates in management of LEI, 5% or more of any series of LEI common stock (a "controlling shareholder") or (ii) increase the amount of LEI stock treated as owned by a 10% shareholder or controlling shareholder. In addition, the LEI excess share provisions will provide that during such restriction period, certain "prohibited persons" may not acquire actually or constructively by virtue of certain of the attribution and aggregation provisions of the Code and Treasury Regulations any shares of LEI common stock if such acquisition would not be protected by the so called "public trading" safe harbor contained in the Treasury Regulations under Section 355(e) of the Code. For these purposes, a prohibited person is any person that had an agreement, understanding, arrangement, or engaged in substantial negotiations regarding an acquisition of stock of Liberty Media, LEI or DIRECTV during the two-year period preceding the Split-Off, and persons who would be aggregated with, or from whom ownership of such stock would be attributed to, such person under Section 355(e) of the Code and the Treasury Regulations. Acquisitions of LEI common stock described in this paragraph are referred to as "prohibited acquisitions." If a prohibited person enters into an agreement, understanding or arrangement, or engaged in substantial negotiations regarding a prohibited acquisition prior to the day after the first anniversary of the Split-Off and such prohibited person prior to the Split-Off entered into an agreement, understanding or arrangement, or engaged in substantial negotiations regarding the prohibited acquisition (or a similar acquisition within the meaning of the Treasury Regulations under Section 355(e) of the Code), the restriction period will be extended with respect to such prohibited person until the later of the first day after the second anniversary of the Split-Off or six months and one day after the date that the prohibited acquisition was consummated or terminated.

        The excess share provisions were included in the LEI restated charter in order to induce DIRECTV to enter into the Merger Agreement and the Transactions.

  Remedies

        Any purported prohibited acquisition occurring during the restriction period, will be null and void to the intended holder. The stock will be treated in accordance with the excess share provisions of the LEI charter. At the time the Split-Off is completed, LEI will create a trust for the exclusive benefit of a charitable beneficiary. The trustee of the trust will be designated by the audit committee of the LEI board of directors and will not be affiliated with LEI or the intended holder. Excess shares will be transferred to the trustee of the trust for the exclusive benefit of the charitable beneficiary until such time as the excess shares are transferred to a person whose ownership will not violate the restrictions on ownership. While the excess shares are held in trust, dividends and distributions on the shares will be paid to the trust for the benefit of the charitable beneficiary. The trustee will have the right to vote the excess shares, which rights will be exercised exclusively for the benefit of the charitable beneficiary.

If the excess shares have already been voted by the intended owner, the trustee shall have the discretion to rescind and recast any such vote unless LEI will have already taken irreversible corporate action based on such vote.

        The excess shares will be sold by the trust for cash to a transferee whose ownership would not violate the restrictions described above. The intended holder who purported to acquire the shares in violation of the restrictions described above will receive proceeds from the sale of the excess shares equal to the lesser of:

  •
  the price paid by the intended holder for the excess shares, or, if no consideration was paid, the fair market value on the day of the event causing the excess shares to be held in trust; and

  •
  the net proceeds received from the sale or other disposition of the excess shares held in trust.

        Any proceeds in excess of the amount payable to the intended holder will be paid to the charitable beneficiary.

        In addition, the excess shares held in trust are subject to purchase by LEI for a 30-day period at a purchase price equal to the price paid by the intended holder for the excess shares, or, if no consideration was paid, the fair market value on the day of the event causing the excess shares to be held in trust.

        The intended holder of excess shares will cease to be entitled to distributions (other than liquidating distributions up to an amount equal to the amount the holder would have received upon a repurchase by LEI, as described above), voting rights or any other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. Any dividend or distribution paid to an intended holder on excess shares must be repaid to LEI upon demand, and LEI will pay any such amounts to the trust for the benefit of the charitable beneficiary. However, if LEI distributes stock in connection with a stock dividend, stock split, reclassification or recapitalization, the excess share provisions will continue to apply, with appropriate adjustments, to both the excess shares with respect to which the distribution was made as well as the stock that was distributed.

  Exceptions

        These excess share provisions will not apply to acquisitions of stock from LEI or in connection with the Split-Off. In addition, the excess share provisions will not apply to shares held by the Malones.

  Waivers

        These ownership restrictions may not be waived by the LEI board of directors except in the event of an inadvertent violation of the provisions. Any waiver must be conditioned upon the intended holder promptly disposing of a sufficient number of shares that cures the violation.

  Issuance of Excess Shares in the Merger

        The Holdings charter will also contain similar excess share provisions. The Holdings charter will provide that if at the time of the Mergers LEI excess shares are outstanding, then the Holdings common stock received in exchange for LEI excess shares in the LEI Merger will be deemed to be Holdings excess shares subject to the excess share provision of the Holdings charter. With certain necessary conforming adjustments, such excess shares will generally be treated similar to that described above with respect to excess shares transferred to a trust in connection with a prohibited acquisition.

  Miscellaneous

        All certificates representing LEI common stock will bear a legend referring to the restrictions described above.

        The ownership provisions described above could have the effect of delaying, deferring or preventing a change in control of LEI during the first year after the completion of the Split-Off. That could deter potential acquirors from making an offer to stockholders of LEI and limit any opportunity to realize premiums over prevailing market prices for LEI common stock in connection therewith.

  Board of Directors

        LEI's restated charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of its directors will not be less than three and the exact number will be fixed from time to time by a resolution of its board. The members of the LEI board, other than those who may be elected by holders of any preferred stock, will be divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Class I directors of LEI will expire at the annual meeting of stockholders in 2011. The term of office of Class II directors of LEI will expire at the annual meeting of stockholders in 2012. The term of office of Class III directors of LEI will expire at the annual meeting of stockholders in 2010.

        At each annual meeting of stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

        LEI's restated charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of LEI's outstanding capital stock entitled to vote at an election of directors, voting together as a single class.

        LEI's restated charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on its board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on its board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director's successor will have been elected and qualified or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting its board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of LEI's preferred stock with respect to any additional director elected by the holders of that series of LEI's preferred stock.

        These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of LEI's board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of LEI's board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of LEI.

  Limitation on Liability; Indemnification and Advancement of Expenses

        To the fullest extent permitted by Delaware law, LEI's directors are not liable to it or any of its stockholders for monetary damages for breaches of fiduciary duties while serving as a director. In addition, LEI indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of LEI or, at its request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. LEI will be required to indemnify a director or officer in connection with a proceeding initiated by such person only if the proceeding was authorized by the board of directors. LEI will pay the expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

  Corporate Opportunity

        LEI's restated charter acknowledges that LEI may have overlapping directors and officers with other entities that compete with LEI's businesses and that LEI may engage in material business transactions with such entities. LEI has renounced its rights to certain business opportunities and LEI's restated charter provides that no director or officer of LEI will be liable to LEI or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to another person or entity (including Liberty Media) instead of LEI, or does not refer or communicate information regarding such corporate opportunity to LEI, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of LEI or as a director or officer of any of LEI's subsidiaries or affiliates, and (y) such opportunity relates to a line of business in which LEI or any of its subsidiaries is then directly engaged.

  No Stockholder Action by Written Consent; Special Meetings

        LEI's restated charter provides that (except (i) as otherwise provided in the terms of any series of preferred stock or (ii) with respect to an action taken by holders of Series B common stock when voting together as a separate class), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of LEI's preferred stock, special meetings of LEI's stockholders for any purpose or purposes may be called only by its Secretary at the written request of the holders of not less than 66 2/3% of the total outstanding voting power or at the request of at least 75% of the members of LEI's board of directors then in office. LEI's by-laws provide that no business other than that stated in the notice of special meeting will be transacted at any special meeting.

  Advance Notice Procedures

        LEI's by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of LEI's stockholders.

        All nominations by stockholders or other business to be properly brought before a meeting of stockholders will be made pursuant to timely notice in proper written form to LEI's Secretary. To be timely, a stockholder's notice will be given to LEI's Secretary at LEI's offices as follows:

          (1)   with respect to an annual meeting of LEI's stockholders that is called for a date within 30 days before or after the anniversary date of the immediately preceding annual meeting of LEI's stockholders, such notice must be given no earlier than the close of business on the 90th day and no later than the close of business on the 60th day prior to the meeting date;

          (2)   with respect to an annual meeting of LEI's stockholders that is called for a date not within 30 days before or after the anniversary date of the immediately preceding annual meeting of LEI's stockholders, such notice must be given no later than the close of business on the 10th day following the day on which LEI first provides notice of or publicly announces the date of the current annual meeting, whichever occurs first; and

          (3)   with respect to an election to be held at a special meeting of LEI stockholders, such notice must be given no earlier than the close of business on the 90th day prior to such special meeting and no later than the close of business on the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the proposed nominees.

        The public announcement of an adjournment or postponement of a meeting of LEI stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to LEI's board at any meeting is increased, and LEI does not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a stockholder's notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it will be delivered to LEI's Secretary at LEI's offices not later than the close of business on the 10th day following the day on which LEI first made the relevant public announcement. For purposes of the first annual meeting of stockholders to be held in 2010, the first anniversary date will be deemed to be June 8, 2010.

  Amendments

        Amendments of Charter.    LEI's restated charter provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of LEI's outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its restated charter or to add or insert any provision in its restated charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of LEI's stockholders or (2) which has been approved by at least 75% of the members of its board then in office. LEI's restated charter further provides that the affirmative vote of the holders of at least 80% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its by-laws, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of its board then in office.

        The holders of LEI Series B common stock have a consent right with respect to certain share distributions of voting securities on LEI Series C common stock and certain share distributions pursuant to which holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock. In addition, the consent of holders of 75% of the then-outstanding shares of LEI Series B common stock, voting as a separate class, is required for (i) certain charter amendments, recapitalizations and reclassifications pursuant to which the holders of LEI Series C common stock would receive voting securities or the holders of LEI Series B common stock would receive voting securities with lesser voting rights than those of the LEI Series B common stock, and (ii) certain charter amendments, including amendments relating to the consent rights of the holders of the LEI Series B common stock; the voting rights of the LEI common stock; the terms for the conversion of LEI Series B common stock into LEI Series A common stock; the terms of distributions or dividends (including share distributions); the requirement that the corporation reclassify the LEI common stock on an equal per share basis; and the terms for any liquidation, dissolution or winding-up of the corporation.

        Amendment of By-laws.    The amendment, repeal or adoption of any provision of the LEI bylaws may be effected by the vote of 75% of the members of the board of directors then holding office or with the approval of the holders of not less than 66 2/3% of the total voting power of the then outstanding capital stock of LEI.

  Supermajority Voting Provisions

        In addition to the supermajority voting provisions discussed under "—Amendments" above, LEI's restated charter provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:

  •
  its merger or consolidation with or into any other corporation, provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of its stockholders, or (2) that at least 75% of the members of its board of directors then in office have approved;

  •
  the sale, lease or exchange of all, or substantially all, of its assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of its board of directors then in office have approved; or

  •
  its dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of its board of directors then in office have approved such dissolution.

  Section 203 of the General Corporation Law of the State of Delaware

        Section 203 of the General Corporation Law of the State of Delaware prohibits certain transactions between a Delaware corporation and an "interested stockholder." An "interested stockholder" for this purpose is a stockholder who, together with the stockholder's affiliates and associates, is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. Subject to certain exceptions, these restrictions do not apply if, among other things, the corporation's certificate of incorporation contains a provision expressly electing not to be governed by Section 203. In LEI's restated charter, LEI has elected not to be governed by Section 203.

Other Provisions of the Holdings Charter and By-laws

        The Holdings charter and by-laws will also contain the following terms. All Liberty Entertainment stockholders are urged to read carefully the relevant provisions of General Corporation Law of the State of Delaware and the Holdings charter which will be substantially in the form attached as Annex G to this proxy statement/prospectus and by-laws of Holdings a form of which is filed as an exhibit to Holdings' registration statement of which this proxy statement/prospectus forms a part.

  Preferred Stock

        The Holdings board of directors will be authorized, without further stockholder action, to issue up to 50 million shares of preferred stock, in one or more series, and to determine the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, of each series. As of the date of this proxy statement/prospectus, Holdings has not issued any preferred stock.

        Subject to the determination of the Holdings board of directors in any certificate of designations for a series of preferred stock, Holdings preferred stock would generally have preference over Holdings common stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of Holdings.

  Restrictions on Ownership; Transfer of Excess Shares to a Trust

  Ownership Limitations

        The Holdings charter will contain restrictions on the transfer of Holdings common stock during the first year after completion of the Split-Off. These provisions are designed to protect Holdings and its stockholders from, among other things, liability for potential adverse effects under Section 355(e) of the Code that could result from certain changes in ownership of shares of Holdings common stock in light of Holdings participating in the Mergers.

        The excess share provision of the Holdings charter will provide that, subject to certain exceptions, during the period beginning on the effective date of the Split-Off and ending one year and one day from such date (the "restriction period"), no person may acquire, actually or constructively by virtue of certain of the attribution and aggregation provisions of the Code and Treasury Regulations, any shares of Holdings common stock to the extent such acquisition would (i) cause such person to own, actually or constructively, 10% or more of any class of Holdings common stock (a "10% shareholder") or, if such person actively participates in management of Holdings, 5% or more of any class of Holdings common stock (a "controlling shareholder") or (ii) increase the amount of Holdings stock treated as owned by a 10% shareholder or controlling shareholder. In addition, the excess share provisions will provide that during such restriction period, certain "prohibited persons" may not acquire actually or constructively by virtue of certain of the attribution and aggregation provisions of the Code and Treasury Regulations any shares of Holdings common stock if such acquisition would not be protected by the so called "public trading" safe harbor contained in the Treasury Regulations under Section 355(e) of the Code. For these purposes, a prohibited person is any person that had an agreement, understanding, arrangement, or engaged in substantial negotiations regarding an acquisition of stock of Holdings, Liberty Media, LEI or DIRECTV during the two-year period preceding the Split-Off, and persons who would be aggregated with, or from whom ownership of such stock would be attributed to, such person under Section 355(e) of the Code and the Treasury Regulations. Acquisitions of Holdings common stock described in this paragraph are referred to as "prohibited acquisitions." If a prohibited person enters into an agreement, understanding or arrangement, or engaged in substantial negotiations regarding a prohibited acquisition prior to the day after the first anniversary of the Split-Off and such prohibited person prior to the Split-Off entered into an agreement, understanding or arrangement, or engaged in substantial negotiations regarding the prohibited acquisition (or a similar acquisition within the meaning of the Treasury Regulations under Section 355(e) of the Code), the restriction period will be extended with respect to such prohibited person until the later of the first day after the second anniversary of the Split-Off or six months and one day after the date that the prohibited acquisition was consummated or terminated.

        The excess share provisions were included in the Holdings charter in order to induce DIRECTV to enter into the Merger Agreement and the Transactions.

  Remedies

        Any purported prohibited acquisition occurring during the restriction period, will be null and void to the intended holder. The stock will be treated in accordance with the excess share provisions of the Holdings charter. At the closing of the Mergers, Holdings will create a trust for the exclusive benefit of a charitable beneficiary. The trustee of the trust will be designated by the audit committee of Holdings' board of directors and will not be affiliated with Holdings or the intended holder. Excess shares will be transferred to the trustee of the trust for the exclusive benefit of the charitable beneficiary until such time as the excess shares are transferred to a person whose ownership will not violate the restrictions on ownership. While the excess shares are held in trust, dividends and distributions on the shares will be paid to the trust for the benefit of the charitable beneficiary. The trustee will have the right to vote the excess shares, which right will be exercised exclusively for the benefit of the charitable beneficiary. If the excess shares have already been voted by the intended owner, the trustee shall have the discretion to rescind and recast any such vote unless Holdings will have already taken irreversible corporate action based on such vote.

        The excess shares will be sold by the trust for cash to a transferee whose ownership would not violate the restrictions described above. The intended holder who purported to acquire the shares in violation of the restrictions described above will receive proceeds from the sale of the excess shares equal to the lesser of:

  •
  the price paid by the intended holder for the excess shares, or, if no consideration was paid, the fair market value on the day of the event causing the excess shares to be held in trust, which prices and fair market values, in the case of excess shares held by a trust pursuant to LEI's restated charter, will be adjusted to reflect the LEI exchange ratio; and

  •
  the net proceeds received from the sale or other disposition of the excess shares held in trust.

        Any proceeds in excess of the amount payable to the intended holder will be paid to the charitable beneficiary.

        In addition, the excess shares held in trust are subject to purchase by Holdings for a 30-day period at a purchase price equal to the price paid by the intended holder for the excess shares, or, if no consideration was paid, the fair market value on the day of the event causing the excess shares to be held in trust, which prices and fair market values, in the case of excess shares held by a trust pursuant to LEI's restated charter, will be adjusted to reflect the LEI exchange ratio.

        The intended holder of excess shares will cease to be entitled to distributions (other than liquidating distributions up to an amount equal to the amount the holder would have received upon a repurchase by Holdings, as described above), voting rights or any other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. Any dividend or distribution paid to an intended holder on excess shares must be repaid to Holdings upon demand, and Holdings will pay any such amounts to the trust for the benefit of the charitable beneficiary. However, if Holdings distributes stock in connection with a stock dividend, stock split, reclassification or recapitalization, the excess share provisions will continue to apply, with appropriate adjustments, to both the excess shares with respect to which the distribution was made as well as the stock that was distributed.

  Exceptions

        Except as described below, these excess shares provisions will not apply to acquisitions of stock from Holdings or in connection with the Mergers. In addition, the excess share provisions will not apply to shares held by the Malones.

  Waivers

        These ownership restrictions may not be waived by the Holdings board of directors except in the event of an inadvertent violation of the provisions. Any waiver must be conditioned upon the intended holder promptly disposing of a sufficient number of shares that cures the violation.

  Issuance of Excess Shares in the Merger

        The LEI restated charter will also contain similar excess share provisions. The Holdings charter will provide that if at the time of the Mergers LEI excess shares are outstanding, then the Holdings common stock received in exchange for LEI excess shares in the LEI Merger will be deemed to be Holdings excess shares subject to the excess share provision of the Holdings charter. With certain necessary conforming adjustments, such excess shares will generally be treated similar to that described above with respect to excess shares transferred to a trust in connection with a prohibited acquisition.

  Miscellaneous

        All certificates representing Holdings common stock will bear a legend referring to the restrictions described above.

        The ownership provisions described above could have the effect of delaying, deferring or preventing a change in control of Holdings during the first year after the completion of the transactions. That could deter potential acquirors from making an offer to stockholders of Holdings and limit any opportunity to realize premiums over prevailing market prices for Holdings common stock in connection therewith.

  Board of Directors

        Subject to any rights of the holders of any series of preferred stock to elect additional directors, the board of directors will consist of a number of directors fixed from time to time by the Holdings board of directors, but will initially be eleven. The Holdings charter provides that a majority of the members of the board of directors must be independent under the rules of the applicable stock exchange on which Holdings' equity securities are listed. The directors of Holdings will initially be of one class and will have a term which expires at the first annual meeting of stockholders of Holdings after the Merger Effective Time. Commencing with such first annual meeting, the Holdings charter provides for a classified board of directors in accordance with the terms of the Merger Agreement, consisting of three classes with each class consisting of, as nearly as possible, one-third of the total number of directors. In connection with this classification of the Holdings board, the LEI Designees (or their successors) will be placed in separate classes with each LEI Designee's class designation to be made in accordance with a resolution of the LEI board to be delivered to Holdings prior to the Merger Effective Time. In addition, the Holdings bylaws require the approval of at least 80% of the directors then serving on the Holdings board, with any fractional number being rounded up to the next whole number with respect to, among other things, (i) the appointment of one additional independent director to the Holdings board (assuming the additional independent director was not appointed to fill the existing vacancy on the DIRECTV board prior to the Merger Effective Time), (ii) any increase in the number of directors constituting the Holdings board in excess of 12 prior to the first annual meeting of the stockholders of Holdings occurring after the Merger Effective Time, and (iii) any amendment to such provision requiring the approval of at least 80% of the Holdings board for the matters set forth in (i) and (ii) above. Whenever holders of any series of preferred stock have the right to elect directors, such directors so elected will not be divided into classes unless expressly provided by such terms.

        At each annual meeting of stockholders of Holdings following the first annual meeting of stockholders after the effective time of the Mergers, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

        Subject to the rights of the holders of any series of preferred stock, except as provided in the next sentence, no director may be removed from office without cause and without the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the capital stock of Holdings entitled to vote for the election of directors, voting together as a single class. Prior to the first annual meeting of stockholders of Holdings after the effective time of the Mergers, directors of Holdings may be removed with or without cause.

        Subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, retirement, disqualification, removal from office or other cause between meetings of stockholders will be filled only by the affirmative vote of a majority of all of the directors then in office, even if less than a quorum, or a duly appointed committee of the board, but in any event not by the stockholders. Directors so chosen will hold office until such director's successor will have been duly elected and qualified or until his earlier death, resignation, disqualification or removal.

        These provisions would preclude a third party after the first annual meeting of stockholders of Holdings after the Merger Effective Time from removing incumbent directors and simultaneously gaining control of Holdings' board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of Holdings' board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Holdings.

  Stockholder Nominations of Directors

        Under the by-laws of Holdings, in order for a stockholder to nominate persons for election as directors of Holdings, a nomination must be made pursuant to timely notice in writing to the secretary of Holdings. To be timely, a stockholder's notice will be delivered to or mailed and received at the principal executive offices of Holdings not earlier than the close of business on the 120th day prior to, and not later than the close of business on the 90th day prior to, the first anniversary of the preceding year's annual meeting of stockholders. If the date of the annual meeting is more than 30 days before, or more than 60 days after, such anniversary date, notice by the stockholder to be timely must be delivered no earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting, or if the public announcement of the annual meeting is less than 100 days prior to such annual meeting, the 10th day following the day that Holdings made the first public announcement of the meeting.

        The notice must include the following information:

          (1)   as to each person whom the stockholder proposes to nominate for election as a director: (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (ii) such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected;

          (2)   a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand;

          (3)   with respect to each nominee for election or reelection to the board, a completed and signed questionnaire and representation and agreement as specified in Article 1, Section 2 of the Holdings by-laws relating to the existence and disclosure of any voting commitments of the nominee; and

          (4)   as to the stockholder giving the notice: (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner (if any) (ii) the class and number of shares of capital stock which are owned of record by such stockholder, (iii) any derivative instruments owned beneficially by such stockholder, (iv) any proxies or arrangements pursuant to which such stockholder has a right to vote any securities of the corporation, (v) any short interest in any capital stock or other security of the corporation, (vi) any rights to dividends on the shares of capital stock of the corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of capital stock of the corporation, (vii) any proportionate interest in shares of capital stock of the corporation or derivative instruments held by a partnership in which such stockholder is a general partner or beneficially owns an interest in a general partner, (viii) any performance related fees that such stockholder is entitled to based on any increase or decrease in the value of shares of capital stock or other securities or derivative instruments held by members of such stockholder's immediate family, and (ix) any other information that would be required to be disclosed in a solicitation of proxies for election of directors in an election contest pursuant to Section 14 of the Exchange Act.

        In addition, nominations of persons for election to the board may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (i) by or at the direction of the board or (ii) by any stockholder of record who is a stockholder of record at the time of the giving of notice provided for above and entitled to vote at the meeting in accordance with the terms of the Holdings by-laws.

  Limitation on Liability; Indemnification and Advancement of Expenses

        To the fullest extent permitted by Delaware law, no director of Holdings will be personally liable to Holdings or its stockholders for monetary Damages for breach of fiduciary duty as a director. "Damages" shall, to the extent permitted by law, include any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, counsel fees and disbursements). Holdings will indemnify, to the full extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than one by or in the right of Holdings), by reason of the fact that such person is or was a director or officer of Holdings, or is or was serving at the request of Holdings as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Holdings, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. Holdings will indemnify, to the full extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Holdings to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Holdings, or is or was a director or officer of Holdings serving at the request of Holdings as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonable incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Holdings; except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to Holdings, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court will deem proper. Holdings will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors. Holdings will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

  Corporate Opportunity

        It is explicitly acknowledged in the Holdings charter that non-employee officers and directors of Holdings may serve as directors, officers, employees and agents of other corporations or entities that engage in the same, similar or related lines of business as Holdings, or have interests in the same areas of business opportunity as Holdings, or which engage in material business transactions with Holdings. Such non-employee directors and officers, to the fullest extent permitted by law, have no duty or obligation to refer any potential business opportunity to Holdings, or refrain from referring any such potential business opportunity to such other corporation or entity, and Holdings will not have any right, interest or expectancy in respect of such potential business opportunity and renounces any interest or expectancy therein. However, if the non-employee director or officer of Holdings is expressly offered the potential business opportunity solely in his or her capacity as a director or officer of Holdings or any subsidiary of Holdings, and the potential business opportunity is related to a line of business in which Holdings is directly engaged, then the foregoing limitations of Holdings' rights will not apply in respect of such potential business opportunity.

  No Stockholder Action by Written Consent; Special Meetings

        Subject to the rights of any series of preferred stock, the Holdings charter prohibits stockholder actions taken by written consent; provided that holders of Holdings Class B common stock will be entitled to take action by written consent but solely in instances where the consent of the Holdings Class B common stockholders, as a class, is required. Except as otherwise required by law and subject to the rights of the holders of any outstanding series of preferred stock, special meetings of stockholders of Holdings may be called only by or at the direction of the board, and may not be called by any other person or persons.

  Amendments

        Amendment of Charter.    Subject to Delaware law, any amendments to the Holdings charter are subject to compliance with the consent rights of the holders of Holdings Class B common stock with respect to amendments of provisions of the Holdings charter relating to (i) the consent rights of the holders of the Holdings Class B common stock, the voting rights of the common stock, the terms for automatic conversion of the Holdings Class B common stock into Class A common stock, the terms of distributions or dividends (including share distributions), liquidation, dissolution or winding-up; the exemption of the Malones and certain transferees from the terms of the provisions relating to the excess shares, the consideration received in certain corporate transactions by Holdings Class B stockholders not being less than that received by Class A stockholders, Holdings' right to redeem the Holdings Class B common stock upon the death of Mr. Malone, the requirement that the corporation reclassify the common stock on an equal per share basis, and (ii) any amendment resulting in a reclassification or recapitalization that does not provide the holders of the Holdings Class B common stock, among other things, the same relative voting power of the Holdings Class B common stock versus the other classes of common stock. However, no consent of the Holdings Class B common stock will be required for Holdings to enter into certain transactions with non-affiliates of Holdings, regardless of whether such provisions will result in the amendment of any of the provisions referred to in clauses (i) or (ii) above.

        Amendment of By-laws.    The by-laws of Holdings provide that, except as provided below, such by-laws may be amended, repealed and new by-laws may be adopted by (i) the board at any meeting of the board by the affirmative vote of a majority of the whole board, (ii) by unanimous written consent of the board in lieu of a meeting, (iii) at any annual meeting of stockholders or at any special meeting of the stockholders called by the board for that purpose, by the affirmative vote of not less than a majority of the voting power of all outstanding shares of all classes and series of capital stock of the corporation entitled to vote thereon, voting as a single class.

        Prior to the first annual meeting of the stockholders of Holdings after the effective time of the Mergers any amendment made by the board of directors with respect to the super-majority voting provisions of the bylaws relating to the following requires the affirmative vote of not less than 80% of the directors then serving on the board (with any fractional number being rounded up to the next whole number):

  •
  any increase to the number of directors of Holdings in excess of twelve (12) directors; and

  •
  if the additional director to the Holdings board who is to be approved by Holdings and LEI prior to the Mergers is not serving as a member of the Holdings board of directors at the Merger Effective Time, then the first individual appointed by the board to serve as an independent director (for Nasdaq purposes) in that slot following the effective time of the Mergers.

        Before the vacancy in the office of President and Chief Executive Officer of Holdings created by the resignation of Mr. Carey (and without regard to the appointment of Mr. Hunter as interim Chief Executive Officer) has been filled, any amendment made by the board of directors with respect to the following super-majority voting provisions of the bylaws relating to the following requires the affirmative vote of not less than 80% of the directors then serving on the board (with any fractional number being rounded up to the next whole number):

  •
  filling the vacancy in the office of President and Chief Executive Officer of Holdings created by the resignation of Mr. Carey (and without regard to the appointment of Mr. Hunter as interim Chief Executive Officer).

  Section 203 of the General Corporation Law of the State of Delaware

        Holdings has not adopted any provision in its amended and restated charter to "opt-out" of the Delaware business combination statute and accordingly Section 203 of the General Corporation Law of the State of Delaware will apply to Holdings. The Malones, but not their transferees, will be grandfathered under the statute and thus will not be subject to its restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Liberty Media, insofar as it summarizes U.S. Federal income tax law as to the material U.S. federal income tax consequences to holders of Liberty Entertainment common stock as a result of the Split-Off and the LEI Merger and Malone Contribution. The LEI Merger and Malone Contribution are collectively referred to in the remainder of this section as the LEI Transactions. This discussion is based on the Code, the Treasury regulations promulgated under the Code and interpretations of such authorities by the courts and the IRS, all as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. This section is limited to holders of Liberty Entertainment common stock that are U.S. holders, as defined below, that hold their shares of Liberty Entertainment common stock as capital assets, within the meaning of Section 1221 of the Code. Further, this section does not discuss all tax considerations that may be relevant to holders of Liberty Entertainment common stock in light of their particular circumstances, nor does it address the consequences to holders of Liberty Entertainment common stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of Liberty Entertainment common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Liberty Entertainment common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This section does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences. All references in this section to Liberty Entertainment common stock for periods following the completion of the Split-Off and the redesignation will relate to Liberty Starz common stock.

        Holders of Liberty Entertainment common stock are urged to consult with their tax advisors as to the particular tax consequences to them as a result of the Split-Off and the LEI Transactions.

        For purposes of this section, a U.S. holder is a beneficial owner of Liberty Entertainment common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (including any entity treated as partnership for U.S. federal income tax purposes) holds shares of Liberty Entertainment common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Liberty Entertainment common stock should consult its tax advisor regarding the tax consequences of the Split-Off and the LEI Transactions.

 U.S. Federal Income Tax Consequences of the Split-Off

        The Split-Off is conditioned upon the receipt by Liberty Media of a private letter ruling from the IRS, and the receipt by Liberty Media and LEI of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Liberty Media, in each case to the effect that the Split-Off will qualify as a tax-free transaction to Liberty Media and to the holders of Liberty Entertainment common stock who participate in the Split-Off under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling is expected to conclude, and it is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP that, for U.S. federal income tax purposes:

  •
  no gain or loss will be recognized by Liberty Media upon the distribution of (i) shares of LEI Series A common stock to holders of LMDIA in the Split-Off and (ii) shares of LEI Series B common stock to holders of LMDIB in the Split-Off;

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Entertainment common stock upon the receipt of (i) shares of LEI Series A common stock by holders of LMDIA in the Split-Off and (ii) shares of LEI Series B common stock by holders of LMDIB in the Split-Off;

  •
  the tax basis of the shares of LEI Series A common stock received by holders of LMDIA in the Split-Off and the shares of LEI Series B common stock received by holders of LMDIB in the Split-Off will equal the basis of their shares of Liberty Entertainment common stock surrendered in exchange therefor;

  •
  the holding period of the shares of LEI Series A common stock received by holders of LMDIA in the Split-Off and the shares of LEI Series B common stock received by holders of LMDIB in the Split-Off will include the period during which such holders held their shares of Liberty Entertainment common stock surrendered in exchange therefor;

  •
  a holder of LMDIA who receives cash in lieu of a fractional share of LEI Series A common stock and a holder of LMDIB who receives cash in lieu of a fractional share of LEI Series B common stock will recognize gain or loss measured by the difference between the basis of the fractional share deemed received and the amount of cash received. Any gain or loss will be treated as capital gain or loss; and

  •
  a holder of LMDIA who receives cash in lieu of a fractional share of LMDIA and a holder of LMDIB who receives cash in lieu of a fractional share of LMDIB will recognize gain or loss measured by the difference between the basis of such fractional share and the amount of cash received. Any gain or loss will be treated as capital gain or loss.

        Although a private letter ruling relating to the qualification of the Split-Off under Sections 355 and 368(a)(1)(D) of the Code will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions. Further, as part of the IRS's general ruling policy with respect to transactions under Section 355 of the Code, the private letter ruling will not represent a determination by the IRS that certain requirements which are necessary to obtain tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code have been satisfied. Rather, the private letter ruling will be based upon representations by Liberty Media that these requirements have been satisfied. If any of the representations or assumptions upon which a private letter ruling obtained by Liberty Media will be based are incorrect or untrue in any material respect, or the facts upon which the ruling is based are materially different from the facts at the time of the Split-Off, the private letter ruling could be invalidated.

        As a result of this IRS ruling policy with respect to transactions under Section 355 of the Code, Liberty Media has made it a condition to the Split-Off that Liberty Media and LEI receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Opinions of counsel are not binding upon the IRS or the courts, and the conclusions in the tax opinion pertaining to the Split-Off could be challenged by the IRS and a court could sustain such a challenge. The opinion of counsel will be based upon the Code, Treasury Regulations, administrative rulings and court decisions, all as in effect as of the date on which the opinion is issued and all of which are subject to change, possibly with retroactive effect. In addition, the opinion of counsel will be based upon certain assumptions and factual representations made by the officers of Liberty Media and LEI (and Holdings as successor to LEI) and certain stockholders of Liberty Media and LEI, as well as certain undertakings made by Liberty Media and LEI (and Holdings as successor to LEI) and certain stockholders of Liberty Media and LEI. If any of those factual representations or assumptions is incorrect or untrue in any material respect, any undertaking is not complied with, or the facts upon which the opinion is based are materially different from the facts at the time of the Split-Off, the Split-Off may not qualify for tax-free treatment.

        If the Split-Off does not qualify for tax-free treatment, then Liberty Media would recognize taxable gain in an amount equal to the excess of the fair market value of the LEI common stock held by it immediately before the Split-Off over Liberty Media's tax basis therein. In addition, the exchange by the holders of Liberty Entertainment common stock in the Split-Off would be a taxable exchange, and each U.S. holder that participated in the Split-Off would recognize either (i) a capital gain or loss equal to the difference between the fair market value of the shares of LEI common stock received and the holder's tax basis in Liberty Entertainment common stock surrendered in exchange therefor; or, (ii) in certain circumstances (including where a holder did not experience any decrease in its percentage ownership of Liberty Media common stock (directly or by attribution) as a result of the Split-Off and certain related transactions), a taxable distribution equal to the fair market value of the shares of LEI common stock received which would be taxed (a) as a dividend to the extent of the holder's share of Liberty Media's current and accumulated earnings and profits (including the gain to Liberty Media described above), then (b) as a non-taxable return of capital to the extent of the holder's tax basis in Liberty Entertainment common stock with respect to which the distribution was made (although there may be certain other alternatives for determining the amount of such non-taxable return of capital if such stockholder owns shares of Liberty Media common stock other than those upon which the distribution was made), and thereafter (c) as a capital gain with respect to the remaining value. An individual U.S. holder would generally be subject to U.S. federal income tax at a preferential rate with respect to the portion of the Split-Off that was treated as a dividend or capital gain, subject to certain exceptions for certain short term and hedged positions (including positions held for one year or less, in the case of a capital gain), which could instead cause the distribution to be taxed in whole or in part at higher ordinary income rates.

        Even if the Split-Off otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, the Split-Off would result in a significant U.S. federal income tax liability to Liberty Media (but not holders of Liberty Entertainment common stock) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media or LEI as part of a plan or series of related transactions that includes the Split-Off. Current tax law generally creates a presumption that any acquisition of the stock of Liberty Media or LEI within two years before or after the Split-Off is part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Liberty Media does not expect that the DTV Business Combination, by itself, will cause Section 355(e) of the Code to apply to the Split-Off and as part of the private letter ruling process, will seek certain rulings from the IRS regarding the manner in which certain other transactions are taken into account for these purposes. Further, if the DTV Business Combination is not consummated on the date the Split-Off occurs, the DTV Business Combination is conditioned upon the receipt by Liberty Media and LEI of an opinion of

Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Liberty Media, to the effect that the DTV Business Combination will not cause Section 355(e) of the Code to apply to the Split-Off. Such opinion of counsel will be based on certain representations and assumptions, and as discussed above, will not be binding on the IRS or the courts. Further, notwithstanding such opinion, Liberty Media, LEI or Holdings might inadvertently cause or permit a prohibited change in the ownership of Liberty Media or LEI to occur, thereby triggering tax liability to Liberty Media, which could have a material adverse effect. If the Split-Off is determined to be taxable to Liberty Media, Liberty Media would recognize gain equal to the excess of the fair market value of the LEI common stock held by it immediately before the Split-Off over Liberty Media's tax basis therein.

        Under the tax sharing agreement between Liberty Media and LEI, Liberty Media, its subsidiaries and certain related persons will be entitled to indemnification from LEI (and following the DTV Business Combination, Holdings) for any losses and taxes resulting from the failure of the Split-Off to be a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code, except for any such losses and taxes that (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty Media (applicable to actions or failures to act by Liberty Media and its subsidiaries following the completion of the Split-Off) that relate to the qualification of the Split-Off and related restructuring transactions as tax-free transactions, (ii) result from the Liberty Entertainment common stock not being treated as stock of Liberty Media for U.S. federal income tax purposes, or (iii) result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest in the stock of Liberty Media.

  Backup Withholding

        Payments of cash in lieu of a fractional share of any series of LEI common stock or Liberty Entertainment common stock made in connection with the Split-Off may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

  Stockholder Information Reporting

        A holder of Liberty Entertainment common stock who owns at least 5% (by vote or value) of the total outstanding stock of Liberty Media and who receives LEI common stock pursuant to the Split-Off generally will be required to attach to such holder's federal income tax return for the year in which the Split-Off occurs a statement setting forth certain information relating to the Split-Off. Such statements must include the aggregate fair market value and tax basis of the Liberty Entertainment common stock surrendered by such holder in the Split-Off.

U.S. Federal Income Tax Consequences of the LEI Transactions

        The following discussion is addressed to holders of Liberty Entertainment common stock who exchange their LEI common stock received in the Split-Off for Holdings common stock in the LEI Transactions. Liberty Media does not intend to seek a ruling from the IRS regarding the tax consequences of the LEI Transactions to the holders of LEI common stock. The obligation of LEI to consummate the LEI Transactions is, however, conditioned on, among other things, the receipt by LEI of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Liberty Media, dated the effective date of the LEI Transactions, to the effect that (i) the LEI Merger and the Malone Contribution, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the exchange of LEI common stock for Holdings common stock pursuant to the LEI

Merger and the Malone Contribution, taken together with the DIRECTV Merger, will be treated for U.S. federal income tax purposes as an exchange described in Section 351 of the Code. It is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP that, for U.S. federal income tax purposes:

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, holders of LEI common stock upon the receipt of (i) shares of Holdings Class A common stock by holders of LEI Series A common stock and holders of LEI Series B common stock in the LEI Merger and (ii) shares of Holdings Class B common stock by holders of LEI Series B common stock in the Malone Contribution;

  •
  a holder of LEI common stock who receives cash in lieu of a fractional share of Holdings common stock in the LEI Transactions will recognize gain or loss measured by the difference between the basis of the fractional share deemed received and the amount of cash received, which gain or loss will be treated as capital gain or loss;

  •
  the tax basis of (i) the shares of Holdings Class A common stock received by holders of LEI Series A common stock and holders of LEI Series B common stock in the LEI Merger and (ii) the shares of Holdings Class B common stock received by holders of LEI Series B common stock in the Malone Contribution will equal the basis of the shares of LEI common stock surrendered in exchange therefor, provided either that such LEI common stock does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of such Holdings common stock to its fair market value is not made; and

  •
  the holding period of (i) the shares of Holdings Class A common stock received by holders of LEI Series A common stock and holders of LEI Series B common stock in the LEI Merger and (ii) the shares of Holdings Class B common stock received by holders of LEI Series B common stock in the Malone Contribution will include the holding period, as determined for U.S. federal income tax purposes, of the LEI common stock surrendered in exchange therefor.

        Opinions of counsel are not binding upon the IRS or the courts, and the conclusions in the tax opinion pertaining to the LEI Transactions could be challenged by the IRS and a court could sustain such a challenge. The opinion of counsel will be based upon the Code, Treasury Regulations, administrative rulings and court decisions, all as in effect as of the date on which the opinion is issued and all of which are subject to change, possibly with retroactive effect. In addition, the opinion of counsel will be based upon certain assumptions and factual representations made by the officers of LEI and DIRECTV and certain stockholders of LEI, as well as certain undertakings made by LEI and DIRECTV and certain stockholders of LEI. If any of those factual representations or assumptions is incorrect or untrue in any material respect, any undertaking is not complied with, or the facts upon which the opinion is based are materially different from the facts at the time of the LEI Transactions, the LEI Transactions may not qualify for tax-free treatment.

        If the LEI Transactions do not qualify for tax-free treatment, then the exchange by the holders of LEI common stock in the LEI Transactions would be a taxable exchange, and each U.S. holder that participated in the LEI Transactions would recognize a capital gain or loss equal to the difference between the sum of the fair market value of Holdings common stock received and the holder's tax basis in LEI common stock surrendered in exchange therefor. The tax basis of such Holdings common stock would generally be its fair market value, and the holding period for such Holdings common stock would generally commence at the effective time of the LEI Transactions.

  Backup Withholding

        Payments of cash in lieu of a fractional share of any class of Holdings common stock made in connection with the LEI Transactions may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

  Stockholder Information Reporting

        A holder of LEI common stock who receives Holdings common stock and who owns at least 5% (by vote or value) of the total outstanding LEI common stock immediately before the effective time of the LEI Transactions and/or at least 5% (by vote or value) of the total outstanding Holdings common stock immediately following the effective time of the LEI Transactions generally will be required to attach to such holder's federal income tax return for the year in which the LEI Transactions are consummated a statement or statements setting forth certain information relating to the LEI Transactions, as prescribed by applicable Treasury regulations.

        Holders of Liberty Entertainment common stock are urged to consult their tax advisors as to the particular tax consequences to them as a result of the Split-Off and the LEI Transactions, including applicable state, local and foreign laws and any changes in federal tax laws that occur after the date of this proxy statement/prospectus.

CAPITALIZATION OF LEI

        The following table sets forth (i) LEI's historical capitalization as of June 30, 2009 and (ii) LEI's adjusted capitalization assuming the Split-Off was effective on June 30, 2009. The historical financial statements for the assets and businesses to be owned by LEI upon completion of the Split-Off are included in Annex C of this proxy statement under the heading "LMC Entertainment." The table below should be read in conjunction with LMC Entertainment's historical combined financial statements, including the notes thereto.

	June 30, 2009
	Historical	As Adjusted
	(amounts in thousands)
Cash(1)	$29,603	79,603

Current liabilities	628,546	628,546
Long-term debt	1,403,367	1,403,367
Liberty Revolving Credit Facility(2)	—	—
DIRECTV Credit Facility(2)	—	—
Other liabilities	1,768,494	1,768,494

Total liabilities	$3,800,407	3,800,407

Equity:
Common Stock ($.01 par value)(3):
Series A; 4,000,000,000 shares authorized; 445,382,841 shares assumed issued on a pro forma basis	—	4,454
Series B; 150,000,000 shares authorized; 21,328,188 shares assumed issued on a pro forma basis	—	213
Series C; 4,000,000,000 shares authorized; zero shares assumed issued on a pro forma basis	—	—
Additional paid-in capital(1)	—	3,561,417
Parent's investment	3,516,084	—
Accumulated other comprehensive loss	(37,462)	(37,462)
Retained earnings	7,060,527	7,060,527

Total equity	10,539,149	10,589,149

Total liabilities and equity	$14,339,556	14,389,556

Notes:

(1)
Liberty Media will contribute approximately $50 million in cash to LEI prior to the Split-Off.

(2)
Liberty Media and LEI have entered into a revolving credit facility (the Liberty Revolving Credit Facility) that provides for up to $300 million principal amount of loans. LEI currently does not expect to borrow funds under the Liberty Revolving Credit Facility until at least the second half of 2009 when the next required principal payment under its long-term debt facility is due. On the date of the Split-Off (unless the Merger Agreement has been terminated), the borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full. LEI also entered into a secured credit facility with DIRECTV (the DIRECTV Credit Facility). The DIRECTV Credit Facility will provide up to an aggregate of $650 million in loans to LEI, including up to $300 million which will be sufficient to repay the Liberty Revolving Credit Facility immediately following the effective time of the Split-Off provided that the Merger Agreement has not been terminated.

(3)
Each share of LEI Series B common stock is convertible, at the option of the holder, into one share of LEI Series A common stock. LEI Series A common stock and Series C common stock are not convertible.

SELECTED FINANCIAL DATA FOR LEI AND LIBERTY MEDIA

Selected Historical Financial Data of LEI

        The following tables present selected combined financial statement information of LEI, which includes certain video programming and distribution subsidiaries and assets of Liberty Media. The selected historical information relating to LEI's combined financial condition and results of operations is presented for the six months ended June 30, 2009 and 2008 and for each of the years in the five-year period ended December 31, 2008. The financial data for the three years ended December 31, 2008 has been derived from LMC Entertainment's audited combined financial statements for the respective periods. Data for the other periods presented has been derived from unaudited information. The data should be read in conjunction with LMC Entertainment's combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Annex C.

		December 31,
	June 30, 2009(3)
		2008(2)	2007	2006(1)	2005	2004
	(amounts in thousands)
Summary Balance Sheet Data:
Current assets	$99,107	141,427	13,443	13,174	—	—
Investment in News Corporation	$—	—	10,646,814	11,158,084	8,170,786	9,667,327
Investment in DIRECTV	$13,225,887	13,084,571	—	—	—	—
Total assets	$14,339,556	14,259,822	11,138,278	11,618,014	8,448,238	9,938,820
Current liabilities	$628,546	279,950	17,709	31,813	—	—
Long-term debt	$1,403,367	1,729,877	—	—	—	—
Parent's investment	$10,539,149	10,492,306	7,695,125	7,932,654	5,944,448	6,872,916

	Six months ended June 30,		Years ended December 31,
	2009(3)	2008(2)	2008(2)	2007	2006(1)	2005	2004
	(amounts in thousands, except per share amounts)
Summary Statement of Operations Data:
Net revenue	$139,834	115,697	267,126	44,779	21,445	—	—
Operating income (loss)(4)	$14,250	(7,612)	10,535	(20,201)	(102,174)	(1,478)	(2,198)
Share of earnings (losses) of affiliates	$195,977	200,761	428,582	5,757	8,220	3,515	(1,393)
Net earnings (loss) from continuing operations attributable to LMC Entertainment shareholders(4)(5)(6)	$120,428	5,469,905	5,821,418	44,433	(42,003)	(166,946)	595,588
Unaudited pro forma earnings (loss) from continuing operations attributable to LMC Entertainment shareholders per common share—Series A and Series B(7)	$0.26	11.72	12.51	.10	(.09)	(.36)	1.28

(1)
LEI acquired FUN in March 2006. Prior to such date LEI had no operating subsidiaries.

(2)
In February 2008, LEI and News Corporation completed the News Exchange. See note 5 to the LMC Entertainment combined financial statements for the year ended December 31, 2008 included in Annex C.

(3)
In April 2009, LEI, Sony and GSN completed the FUN Transaction, which resulted in the deconsolidation of FUN's results of operations. See note 6 to the LMC Entertainment condensed combined financial statements for the six months ended June 30, 2009 included in Annex C.

(4)
Includes impairment of goodwill and intangible assets of $75,946,000 for the year ended December 31, 2006.

(5)
Includes an other than temporary decline in fair value of investment of $351,592,000 for the year ended December 31, 2005.

(6)
Includes a gain of $3.7 billion related to the News Exchange, as well as a $1.8 billion income tax benefit on such gain, for the six months ended June 30, 2008 and for the year ended December 31, 2008. See note 12 to the LMC Entertainment combined financial statements for the year ended December 31, 2008 included in Annex C.

(7)
Unaudited pro forma earnings (loss) from continuing operations attributable to LMC Entertainment shareholders per common share is based on 466,711,029 common shares for the six months ended June 30, 2009 and 2008 and 465,266,193 common shares for the years ended December 31, 2008, 2007 and 2006, which is the aggregate number of shares of Series A and Series B common stock that would have been issued on June 30, 2009 and December 31, 2008, respectively, if the Split-Off had been completed on such dates.

Selected Unaudited Condensed Pro Forma Combined Financial Data of LEI

        The following table presents selected pro forma information relating to LEI's results of operations for the year ended December 31, 2008. The pro forma results of operations data assume the News Exchange had occurred as of January 1, 2008. The unaudited pro forma combined data does not purport to be indicative of the results of operations that may be obtained in the future or that actually would have been obtained had such transaction occurred on such date. The following information should be read in conjunction with and is qualified in its entirety by reference to the Unaudited Condensed Pro Forma Combined Financial Statements of LEI included in Annex C.

Year ended December 31, 2008
(amounts in thousands, except per share amounts)
Revenue	$303,072
Operating expenses	(200,356)
Selling, general and administrative expenses	(55,406)
Depreciation and amortization	(23,623)

Operating income	23,687
Interest expense	(51,814)
Share of earnings of affiliates	477,987
Realized and unrealized gains on financial instruments, net	226,163
Other expense, net	(37)

Earnings from continuing operations before income taxes	675,986
Income tax expense	(273,803)

Earnings from continuing operations	$402,183

Basic and fully diluted pro forma earnings from continuing operations per common share—Series A and Series B	$0.86

 Selected Historical Financial Data of Liberty Media

        The following tables present selected historical information relating to Liberty Media's financial condition and results of operations for the six months ended June 30, 2009 and 2008 and for each of the years in the five-year period ended December 31, 2008. The following data should be read in conjunction with Liberty Media's consolidated financial statements incorporated herein by reference.

		December 31,
	June 30, 2009
		2008	2007	2006	2005	2004
	(amounts in millions)
Summary Balance Sheet Data:
Investments in available-for-sale securities and other cost investments	$3,550	2,859	17,569	21,622	18,489	21,834
Investment in affiliates	$15,063	14,490	1,817	1,842	1,908	784
Assets of discontinued operations	$—	—	—	512	516	6,258
Total assets	$42,923	41,903	45,649	47,638	41,965	50,181
Long-term debt(1)	$9,524	11,359	11,524	8,909	6,370	8,566
Equity	$20,107	19,757	20,452	21,923	19,410	24,885

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(amounts in millions, except per share amounts)
Summary Statement of Operations Data:
Revenue	$4,827	4,838	10,084	9,423	8,613	7,646	6,743
Operating income (loss)(2)	$539	459	(747)	738	1,021	944	788
Realized and unrealized gains (losses) on financial instruments, net	$(81)	(322)	(34)	1,269	(279)	257	(1,284)
Gains (losses) on dispositions, net	$164	3,681	3,679	646	607	(361)	1,411
Other than temporary declines in fair value of investments	$—	—	(441)	(33)	(4)	(449)	(129)
Earnings (loss) from continuing operations attributable to Liberty Media Corporation shareholders(2):
Liberty Entertainment common stock	$230	98	(616)	—	—	—	—
Liberty Capital common stock	41	(135)	(526)	—	—	—	—
Liberty Interactive common stock	71	217	(781)	441	486	—	—
Old Liberty Capital common stock	—	5,402	5,402	1,524	33	—	—
Liberty Media common stock	—	—	—	—	190	(43)	105

	$342	5,582	3,479	1,965	709	(43)	105

Basic earnings (loss) from continuing operations attributable to Liberty Media Corporation shareholders per common share(3):
Series A and Series B Liberty Entertainment common stock	$.44	.19	(1.19)	—	—	—	—
Series A and Series B Liberty Capital common stock	$.43	(1.06)	(4.65)	—	—	—	—
Series A and Series B Liberty Interactive common stock	$.12	.36	(1.31)	.70	.73	—	—
Old Series A and Series B Liberty Capital common stock	$—	41.88	41.88	11.55	.24	—	—
Liberty Media common stock	$—	—	—	—	.07	(.02)	.04
Diluted earnings (loss) from continuing operations attributable to Liberty Media Corporation shareholders per common share(3):
Series A and Series B Liberty Entertainment common stock	$.44	.19	(1.18)	—	—	—	—
Series A and Series B Liberty Capital common stock	$.42	(1.06)	(4.65)	—	—	—	—
Series A and Series B Liberty Interactive common stock	$.12	.36	(1.31)	.69	.73	—	—
Old Series A and Series B Liberty Capital common stock	$—	41.55	41.55	11.46	.24	—	—
Liberty Media common stock	$—		—	—	.07	(.02)	.04

(1)
Excludes the call option portion of Liberty Media's exchangeable debentures for periods prior to January 1, 2007.

(2)
Liberty Media's operating loss and loss from continuing operations for the year ended December 31, 2008 includes a $1,569 million long-lived asset impairment charge.

(3)
Basic and diluted earnings per share have been calculated for Liberty Capital and Liberty Interactive common stock for periods subsequent to May 9, 2006. Such amounts have not been adjusted for the reverse stock split that was approved at Liberty Media's annual meeting of stockholders held on June 25, 2009. EPS has been calculated for Liberty Media common stock for all periods prior to May 10, 2006.

 Selected Unaudited Condensed Pro Forma Combined Financial Data of Liberty Media

        The following tables present selected pro forma information relating to Liberty Media's financial condition as of June 30, 2009 and December 31, 2008 and 2007, and its results of operations for the six months ended June 30, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2008. The pro forma balance sheet information assumes that the Split-Off had occurred as of each date. The pro forma results of operations data assumes the Split-Off had occurred as of January 1, 2006. The following data should be read in conjunction with the condensed pro forma consolidated financial statements of Liberty Media included in Annex C to this proxy statement/prospectus.

		December 31,
	June 30, 2009
		2008	2007
	(amounts in millions)
Summary Balance Sheet Data:
Investments in available-for-sale securities and other cost investments	$3,550	2,857	6,920
Investment in affiliates	$1,386	1,136	1,572
Total assets	$28,584	27,657	34,549
Long-term debt	$8,121	9,629	11,524
Equity	$9,568	9,277	12,793

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006
	(amounts in millions, except per share amounts)
Summary Statement of Operations Data:
Revenue	$4,687	4,720	9,815	9,368	8,582
Operating income (loss)	$525	468	(757)	782	1,131
Share of earnings (losses) of affiliates	$(91)	9	(1,267)	16	83
Realized and unrealized gains (losses) on financial instruments, net	$2	(178)	(261)	1,269	(279)
Gains on dispositions, net	$111	15	18	646	607
Other than temporary declines in fair value of investments	$—	—	(441)	(33)	(4)
Earnings (loss) from continuing operations attributable to Liberty Media Corporation shareholders:
Liberty Entertainment common stock	$110	90	(973)	—	—
Liberty Capital common stock	41	(135)	(526)	—	—
Liberty Interactive common stock	71	217	(781)	441	486
Old Liberty Capital common stock	—	(59)	(59)	1,493	102
Liberty Media common stock	—	—	—	—	168

	$222	113	(2,339)	1,934	756

Basic earnings (loss) from continuing operations attributable to Liberty Media Corporation shareholders per common share(1):
Series A and Series B Liberty Entertainment common stock	$2.12	1.71	(18.71)	—	N/A
Series A and Series B Liberty Capital common stock	$.43	(1.06)	(4.65)	—	N/A
Series A and Series B Liberty Interactive common stock	$.12	.36	(1.31)	.70	N/A
Old Series A and Series B Liberty Capital common stock	$—	(0.46)	(0.46)	11.32	N/A
Diluted earnings (loss) from continuing operations attributable to Liberty Media Corporation shareholders per common share(1):
Series A and Series B Liberty Entertainment common stock	$2.12	1.71	(18.71)	—	N/A
Series A and Series B Liberty Capital common stock	$.42	(1.06)	(4.65)	—	N/A
Series A and Series B Liberty Interactive common stock	$.12	.36	(1.31)	.69	N/A
Old Series A and Series B Liberty Capital common stock	$—	(0.45)	(0.45)	11.23	N/A

(1)
Basic and diluted earnings per share have been calculated for Liberty Capital and Liberty Interactive common stock for periods subsequent to May 9, 2006. Such amounts have not been adjusted for the approved reverse stock split. EPS has been calculated for Liberty Media common stock for all periods prior to May 10, 2006.

 Selected Unaudited Historical Attributed Financial Data of the Entertainment Group

        The following tables present selected historical attributed financial information of the Entertainment Group for the six months ended June 30, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2008. Such data has been derived from the "Attributed Financial Information for Tracking Stock Groups," which was filed as Exhibit 99.1 to Liberty Media's Annual Report on Form 10-K/A for the year ended December 31, 2008 and Liberty Media's Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and are incorporated herein by reference. Such information has been prepared assuming the reclassification had occurred on January 1, 2006.

		December 31,
	June 30, 2009
		2008	2007
	(amounts in millions)
Summary Balance Sheet Data:
Current assets	$1,425	1,631	793
Cost investments	$2	2	10,652
Equity investments	$13,685	13,366	249
Total assets	$16,283	16,322	13,808
Long-term debt	$1,449	1,777	470
Long-term deferred income tax liabilities	$1,742	1,735	3,521
Attributed net assets	$12,415	12,180	9,457

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006
	(amounts in millions)
Summary Statement of Operations Data:
Net revenue	$736	669	1,391	1,136	1,075
Operating income (loss)	$161	97	(1,002)	131	12
Earnings (loss) from continuing operations attributable to Liberty Entertainment Group shareholders	$230	5,566	4,852	136	(13)

 Selected Unaudited Pro Forma Attributed Financial Data of the Entertainment Group

        The following tables present selected pro forma attributed financial information relating to the Entertainment Group's financial condition as of June 30, 2009 and December 31, 2008 and 2007, and its results of operations for the six months ended June 30, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2008. The pro forma attributed balance sheet information assumes the Split-Off occurred as of each date. The pro forma attributed results of operations data assumes the Split-Off occurred as of January 1, 2006. The following data should be read in conjunction with the pro forma attributed financial information for tracking stock groups of Liberty Media included in Annex C.

		December 31,
	June 30, 2009
		2008	2007
	(amounts in millions)
Summary Balance Sheet Data:
Current assets	$1,326	1,492	782
Equity investments	$8	12	—
Long-term deferred income tax assets	$25	20	—
Total assets	$1,944	2,076	2,708
Long-term debt	$46	47	470
Long-term deferred income tax liabilities	$—	—	99
Attributed net assets	$1,876	1,700	1,798

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006
	(amounts in millions)
Summary Statement of Operations Data:
Net revenue	$596	551	1,122	1,081	1,044
Operating income (loss)	$147	106	(1,012)	175	122
Earnings (loss) from continuing operations attributable to Liberty Entertainment Group shareholders	$110	97	(966)	105	34

 LMC Entertainment Ratio of Earnings to Fixed Charges

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007
	(dollar amounts in thousands)
Fixed Charges:
Interest expensed and capitalized	$34,616	15,967	51,814	74
Estimate of the interest within rental expense	370	31	197	82

Total Fixed Charges	$34,986	15,998	52,011	156

Earnings:
Pre-tax income (loss) from continuing operations	$(80,604)	3,498,766	3,849,647	36,509
Fixed charges	34,986	15,998	52,011	156
Distributed income of equity investees	27,821	—	—	—

Total Earnings (Loss)	$(17,797)	3,514,764	3,901,658	36,665

Ratio of Earnings to Fixed Charges	*	219.70	75.02	235.48

*
Earnings (loss) for the six months ended June 30, 2009 was insufficient to cover fixed charges by $52,783,000.

SELECTED FINANCIAL DATA FOR DIRECTV AND HOLDINGS

How the Financial Data was Prepared

        The following selected financial data have been derived from, and should be read in conjunction with, DIRECTV's consolidated financial statements. The consolidated statements of operations data for each of the three years in the period ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from DIRECTV's consolidated financial statements which are incorporated by reference into this proxy statement/prospectus, and have been audited by Deloitte & Touche LLP, DIRECTV's independent registered public accountants. The consolidated statement of operations data for the year ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from DIRECTV's audited consolidated financial statements which have not been incorporated into this proxy statement/prospectus. The consolidated statements of operations data for the six months ended June 30, 2008 and 2009, and the consolidated balance sheet data as of June 30, 2009 have been derived from DIRECTV's unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary to present fairly such data. The unaudited consolidated financial statements and notes thereto as of and for the six months ended June 30, 2008 and 2009 are incorporated by reference into this proxy statement/prospectus. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results of operations which may be expected for the full 2009 fiscal year.

        You should read the following financial information in conjunction with the sections entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business," and the audited and unaudited consolidated financial statements set forth in DIRECTV's Current Report on Form 8-K filed with the SEC on June 1, 2009 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, each included in Annex D of this proxy/statement prospectus. See "Additional Information—Where You Can Find More Information" for reference to the financial statements and other information incorporated by reference into this proxy statement/prospectus.

 Selected Historical Financial Data of DIRECTV

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
	(Dollars in Millions, Except Per Share Amounts)
Consolidated Statements of Operations Data:
Revenues	$11,360	$13,164	$14,755	$17,246	$19,693	$9,398	$10,119
Total operating costs and expenses	13,479	12,531	12,398	14,760	16,998	7,940	8,993

Operating profit (loss)	$(2,119)	$633	$2,357	$2,486	$2,695	$1,458	$1,126

Income (loss) from continuing operations before cumulative effect of accounting changes	$(1,069)	$308	$1,433	$1,445	$1,607	$851	$630
Income (loss) from discontinued operations, net of taxes	(582)	31	—	17	6	—	—
Cumulative effect of accounting changes, net of taxes	(311)	—	—	—	—	—	—

Net income (loss)	(1,962)	339	1,433	1,462	1,613	851	630
Less: Net (income) loss attributable to noncontrolling interests	13	(3)	(13)	(11)	(92)	(25)	(22)

Net income (loss) attributable to The DIRECTV Group, Inc.	$(1,949)	$336	$1,420	$1,451	$1,521	$826	$608

Basic earnings (loss) attributable to The DIRECTV Group, Inc. per common share:
Income (loss) from continuing operations before cumulative effect of accounting changes attributable to The DIRECTV Group, Inc. common shareholders	$(0.77)	$0.22	$1.13	$1.20	$1.36	$0.72	$0.60
Income (loss) from discontinued operations, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	(0.42)	0.02	—	0.01	0.01	—	—
Cumulative effect of accounting changes, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	(0.22)	—	—	—	—	—	—

Net income (loss) attributable to The DIRECTV Group, Inc. common shareholders	$(1.41)	$0.24	$1.13	$1.21	$1.37	$0.72	$0.60

Diluted earnings (loss) attributable to The DIRECTV Group, Inc. per common share:
Income (loss) from continuing operations before cumulative effect of accounting changes attributable to The DIRECTV Group, Inc. common shareholders	$(0.77)	$0.22	$1.12	$1.20	$1.36	$0.72	$0.60
Income (loss) from discontinued operations, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	(0.42)	0.02	—	0.01	0.01	—	—
Cumulative effect of accounting changes, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	(0.22)	—	—	—	—	—	—

Net income (loss) attributable to The DIRECTV Group, Inc. common shareholders	$(1.41)	$0.24	$1.12	$1.21	$1.37	$0.72	$0.60

Weighted average number of common shares outstanding (in millions):
Basic	1,385	1,388	1,262	1,195	1,110	1,144	1,012
Diluted	1,385	1,395	1,270	1,202	1,114	1,149	1,015
Amounts attributable to The DIRECTV Group, Inc. common shareholders:
Income (loss) from continuing operations	$(1,056)	$305	$1,420	$1,434	$1,515	$826	$608
Income (loss) from discontinued operations, net of taxes	(582)	31	—	17	6	—	—
Cumulative effect of accounting changes, net of taxes	(311)	—	—	—	—	—	—

Net income (loss) attributable to The DIRECTV Group, Inc.	$(1,949)	$336	$1,420	$1,451	$1,521	$826	$608

	As of December 31,					As of June 30,
	2004	2005	2006	2007	2008	2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,307	$3,701	$2,499	$1,083	$2,005	$2,272
Total current assets	4,771	6,096	4,556	3,146	4,044	4,282
Total assets	$14,324	$15,630	$15,141	15,063	16,539	16,411
Obligations under capital leases	108	80	91	57	584	587
Long-term debt	2,410	3,405	3,395	3,347	5,725	5,604
Total stockholders' equity	7,555	7,989	6,473	6,013	4,631	4,569

	Years Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2008	2009
Other data:
Net cash flows provided by operating activities	$229	$1,172	$3,162	$3,645	$3,910	$2,040	$1,953
Net cash flows provided by (used in) investing activities	887	(723)	(1,536)	(2,822)	(2,388)	(1,035)	(1,104)
Net cash flows (used in) provided by financing activities	(243)	945	(2,828)	(2,239)	(600)	(738)	1,905
Depreciation and amortization expense	838	853	1,034	1,684	2,320	1,345	1,081
Capital expenditures	1,023	889	1,976	2,692	2,229	1,033	1,036

        In 2004, total operating costs and expenses include a $1.466 billion charge recorded for the impairment of SPACEWAY assets. Also in 2004, DIRECTV recorded income from discontinued operations related to the results of operations and the sale of our PanAmSat Corporation and Hughes Software Systems Limited businesses, which DIRECTV sold in 2004. The $311 million cumulative effect of accounting change, net of taxes, in 2004 was due to changing our method of accounting for subscriber acquisition, upgrade and retention costs.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Holdings

        In the table below, Holdings provides you with selected unaudited pro forma condensed combined financial data for Holdings as if the Mergers involving DIRECTV and LEI had been completed on January 1, 2008 for statement of operations purposes and on June 30, 2009 for balance sheet purposes.

        The selected unaudited pro forma condensed combined financial data are derived from the more detailed unaudited pro forma financial statements included in Annex D: Holdings and DIRECTV Financial Information to this proxy statement/prospectus and should be read together with (i) the historical financial statements and accompanying notes for the assets and businesses to be owned by LEI upon completion of the Split-Off included in Annex C: LEI, LMC Entertainment and Liberty Media Financial Statements (under the heading "LMC Entertainment") to this proxy statement/ prospectus and (ii) the historical financial statements of DIRECTV included in Annex D: Holdings and DIRECTV Financial Information to this proxy statement/prospectus. The selected unaudited pro forma financial data are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of operations of Holdings or of the financial position or the results of operations that would have been achieved had the Mergers involving DIRECTV and LEI been completed during the periods or as of the dates for which the pro forma information is presented or after completion of the Mergers. In the opinion of Holdings management, all adjustments necessary to fairly present such selected unaudited pro forma condensed combined financial data have been made based upon the proposed terms of the Mergers and related transactions. For more information about the assumptions made in determining the pro forma data, see the notes to "Holdings Unaudited Pro Forma Condensed Combined Financial Statements" appearing in Annex D.

	As of and for the six months ended June 30, 2009	For the year ended December 31, 2008
	Pro Forma Giving Effect to the merger transactions involving The DIRECTV Group and LEI	Pro Forma Giving Effect to the merger transactions involving The DIRECTV Group and LEI
	(Dollars in Millions, Except Per Share Amounts)
Statement of Operating Data:
Revenues	$10,224	$19,905
Total operating costs and expenses	9,084	17,179

Operating profit	$1,140	$2,726

Income from continuing operations	$540	$1,671

Income from continuing operations attributable to common shareholders	$518	$1,579

Basic and diluted income from continuing operations attributable to common shareholders per common share	$0.53	$1.46

Balance Sheet Data:
Total assets	$17,473
Long-term debt	7,007
Stockholders' equity	3,395

 UNAUDITED COMPARATIVE PER SHARE INFORMATION

        Presented below is per common share data regarding the income, cash dividends declared and book value of DIRECTV and LMC Entertainment on historical consolidated bases. You should read the information below in conjunction with the financial statements and accompanying notes of DIRECTV that are included in Annex D and LMC Entertainment included in Annex C, in each case, to this proxy statement/prospectus. In addition, we present below pro forma per share information for Holdings common stock after giving effect to the Mergers.

DIRECTV Common Stock Historical Per Share Data

        This table shows historical per share information for DIRECTV common stock.

	As of and for the six months ended June 30, 2009	As of and for the year ended December 31, 2008
Basic and diluted earnings per share from continuing operations attributable to The DIRECTV Group, Inc.	$0.60	$1.36
Cash dividends per share	—	—
Book value per share	4.59	4.74

LMC Entertainment Common Stock Pro Forma Per Share Data—Series A and Series B

        This table shows pro forma per share information for LMC Entertainment, which represents the assets and businesses to be contributed to LEI in connection with the Split-Off. The pro forma per share information is based on 466,711,029 common shares for the six months ended June 30, 2009 and 465,266,193 common shares for the year ended December 31, 2008, which is the aggregate number of shares of Series A and Series B common stock that would have been issued on June 30, 2009 and December 31, 2008, respectively, if the Split-Off had been completed on such dates.

	As of and for the six months ended June 30, 2009	As of and for the year ended December 31, 2008
Earnings from continuing operations per share attributable to LMC Entertainment shareholders—Series A and Series B	$0.26	$12.51
Cash dividends per share—Series A and Series B	—	—
Book value per share—Series A and Series B	22.58	22.55

LMC Entertainment Common Stock Equivalent Pro Forma Per Share Data

        This table shows equivalent pro forma per share data for LMC Entertainment, which represents the assets and businesses to be owned by LEI upon completion of the Split-Off, calculated by multiplying the pro forma combined amounts for Holdings by the exchange ratio of about 1.11111 shares of Holdings Class A or B common stock for each share of LEI common stock.

	As of and for the six months ended June 30, 2009	As of and for the year ended December 31, 2008
Basic earnings per common share from continuing operations per share attributable to LMC Entertainment shareholders—Series A and Series B	$0.59	$1.62
Diluted earnings per common share from continuing operations per share attributable to LMC Entertainment shareholders—Series A and Series B	$0.59	$1.61
Cash dividends per share	—	—
Book value per share	$3.91

Holdings Common Stock Pro Forma Per Share Data

        This table shows pro forma per share information for Holdings common stock after giving effect to the DIRECTV Merger and LEI Merger and has been derived from the pro forma information included in Annex D to this proxy statement/prospectus.

	As of and for the six months ended June 30, 2009	For the year ended December 31, 2008
Basic and diluted earnings per share from continuing operations attributable to common shareholders (Class A and Class B)	$0.53	$1.46
Cash dividends per share (Class A and Class B)	—	—
Book value per share (Class A and Class B)	3.52

        The above pro forma earnings per share data was calculated based on the historical weighted average number of shares of DIRECTV common stock outstanding adjusted to exclude the 548.7 million shares of DIRECTV common stock owned by LMC Entertainment and include the 518.6 million common shares to be issued to LEI stockholders as a result of the LEI Merger. The book value per share as of June 30, 2009 was calculated based on the number of shares of DIRECTV common stock outstanding on that date, adjusted as if the Mergers had been completed on that date to exclude the 548.7 million shares of DIRECTV common stock owned by LMC Entertainment and include the 518.6 million common shares to be issued to LEI stockholders as a result of the LEI Merger.

MANAGEMENT OF LEI

Executive Officers and Directors

        The following sets forth certain information concerning the executive officers and directors of LEI, including their birth dates, directorships held and a description of their business experience, including positions held with Liberty Media. The following persons will cease to be the executive officers and directors of LEI upon completion of the DTV Business Combination.

Name	Positions
John C. Malone	Chairman of the Board and a director of LEI.
Age: 68
Chairman of the Board and a director of Liberty Media since March 2006. Chairman of the Board and a director of Liberty Media's predecessor (Old Liberty) from 1994 to May 2006. Chief Executive Officer of Old Liberty from August 2005 to February 2006. Mr. Malone served as Chairman of the Board of TCI from November 1996 to March 1999 and Chief Executive Officer of TCI from January 1994 to March 1997. Mr. Malone is Chairman of the Board of LGI, Chairman of the Board of DIRECTV and a director of Discovery Communications, Inc. (Discovery), IAC, Expedia, Inc. and Sirius XM Radio Inc. (Sirius).
Gregory B. Maffei	Chief Executive Officer, President and a director of LEI.
Age: 48
Chief Executive Officer, President and a director of Liberty Media since March 2006. Chief Executive Officer and President of Old Liberty since February 2006 and a director of Old Liberty from November 2005 to May 2006. CEO-Elect of Old Liberty from November 2005 through February 2006. Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation from June 2005 until November 2005. Mr. Maffei served as Chairman and Chief Executive Officer of 360networks Corporation from January 2000 until June 2005. Previously, Mr. Maffei was Chief Financial Officer of Microsoft Corporation and Chairman of the Board of Expedia, Inc. Mr. Maffei serves as a director of Electronic Arts, Inc., DIRECTV and Sirius.
Charles Y. Tanabe	Executive Vice President and General Counsel of LEI.
Age: 57
Executive Vice President of Liberty Media since January 2007, a Senior Vice President of Liberty Media from March 2006 to December 2006, the General Counsel of Liberty Media since March 2006 and the Secretary of Liberty Media from March 2006 to December 2007. Executive Vice President of Old Liberty since January 2007, a Senior Vice President of Old Liberty from January 1999 to December 2006, the Secretary of Old Liberty from April 2001 to March 2008 and the General Counsel of Old Liberty since January 1999.

Name	Positions
David J.A. Flowers	A Senior Vice President and the Treasurer of LEI.
Age: 54
A Senior Vice President and the Treasurer of Liberty Media since March 2006. A Senior Vice President of Old Liberty since October 2000 and Treasurer of Old Liberty since April 1997. Mr. Flowers served as a Vice President of Old Liberty from June 1995 to October 2000. Mr. Flowers serves as a director of Interval Leisure Group, Inc. and Sirius.
Albert E. Rosenthaler	A Senior Vice President of LEI.
Age: 49
A Senior Vice President of Liberty Media since March 2006. A Senior Vice President of Old Liberty since April 2002. Prior to joining Old Liberty, Mr. Rosenthaler was a tax partner in the accounting firm of Arthur Andersen LLP.
Christopher W. Shean	A Senior Vice President and the Controller of LEI.
Age: 44
A Senior Vice President and the Controller of Liberty Media since March 2006. A Senior Vice President of Old Liberty since January 2002 and Controller of Old Liberty since October 2000. Mr. Shean served as a Vice President of Old Liberty from October 2000 to January 2002.
Robert R. Bennett	A director of LEI.
Age: 51
A director of Liberty Media since May 2006. A director of Old Liberty from September 1994 to May 2006. Chief Executive Officer of Old Liberty from April 1997 to August 2005. President of Old Liberty from April 1997 to February 2006. Previously, Mr. Bennett held various executive positions with Old Liberty since its inception in 1994. Mr. Bennett is a director of Discovery and Sprint Nextel Corporation.
Donne F. Fisher	A director of LEI.
Age: 70
A director of Liberty Media since May 2006. A director of Old Liberty from October 2001 to May 2006. Mr. Fisher has served as President of Fisher Capital Partners, Ltd., a venture capital partnership, since December 1991. Mr. Fisher served as Executive Vice President of TCI from January 1994 to January 1996 and served as a consultant to TCI, including its successors AT&T Broadband LLC and Comcast Corporation, from 1996 to December 2005.
Paul A. Gould	A director of LEI.
Age: 63
A director of Liberty Media from May 2006 to August 2009. A director of Old Liberty from March 1999 to May 2006. Mr. Gould has been a Managing Director of Allen & Company LLC, an investment banking services company, for more than the last five years. Mr. Gould is a director of DIRECTV, Ampco-Pittsburgh Corporation, LGI and Discovery.

Name	Positions
Evan D. Malone	A director of LEI.
Age: 38
A director of Liberty Media since August 2008. Dr. Malone has been an engineering consultant for more than the past five years. Since January 2008, Dr. Malone has served as the owner and manager of a real estate property and management company, 1525 South Street LLC. During 2008, Dr. Malone also served as a post-doctoral research assistant at Cornell University and an engineering consultant with Rich Food Products, a food processing company. Dr. Malone has served as co-owner and director of Drive Passion PC Services, CC, an Internet café, telecommunications and document services company, in South Africa since 2007 and served as an applied physics technician for Fermi National Accelerator Laboratory, part of the national laboratory system of the Office of Science, U.S. Department of Energy, from 1999 until 2001.
David E. Rapley	A director of LEI.
Age: 67
A director of Liberty Media since May 2006. A director of Old Liberty from July 2002 to May 2006, having previously served as a director of Old Liberty during 1994. Mr. Rapley has served as President of Rapley Consulting, Inc. since 2002. Mr. Rapley served as Executive Vice President of Engineering of VECO Corp. Alaska from January 1998 to December 2001. Mr. Rapley is a director of LGI.
M. LaVoy Robison	A director of LEI.
Age: 73
A director of Liberty Media since May 2006. A director of Old Liberty from June 2003 to May 2006. Mr. Robison has been executive director and a board member of The Anschutz Foundation (a private foundation) since January 1998. Mr. Robison is a director of Discovery.
Larry E. Romrell	A director of LEI.
Age: 69
A director of Liberty Media since May 2006. A director of Old Liberty from March 1999 to May 2006. Mr. Romrell served as an Executive Vice President of TCI from January 1994 to March 1999. Mr. Romrell is a director of LGI.

        Except as noted above, LEI's executive officers will serve in such capacities until the first special meeting of LEI's board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of LEI's executive officers or directors, by blood, marriage or adoption, except that Dr. Evan Malone is the son of John C. Malone.

        During the past five years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his ability or integrity.

Director Independence

        It will be LEI's policy that a majority of the members of its board of directors will be independent of its management. For a director to be deemed independent, LEI's board of directors must affirmatively determine that the director has no direct or indirect material relationship with the company. To assist LEI's board of directors in determining which of its directors will qualify as independent, the nominating and corporate governance committee of LEI's board is expected to follow the Corporate Governance Rules of the Nasdaq on the criteria for director independence.

        In accordance with these criteria, it is expected that the LEI board of directors will determine that each of Donne F. Fisher, Paul A. Gould, David E. Rapley, M. LaVoy Robison and Larry E. Romrell qualifies as an independent director of LEI.

Board Committees

        It is expected that LEI's board of directors will form the following committees: audit committee, compensation committee, incentive plan committee (which will be subcommittee of the compensation committee), nominating and corporate governance committee and executive committee. In connection with the Split-Off, the LEI board will determine the directors to be assigned to each committee.

Compensation Committee Interlocks and Insider Participation

        LEI's board of directors does not currently have a compensation committee. It is expected that no member of LEI's compensation committee (once formed) will be or will have been, during 2008, an officer or employee of LEI or Liberty Media. It is expected that no interlocking relationship will exist between the LEI board and its compensation committee and the board of directors or compensation committee of any other company.

Executive Compensation

  Executive Officers of LEI

        The executive officers of LEI are comprised of the current executive officers of Liberty Media. LEI has not paid any compensation to any of its executive officers and, for the foreseeable future, LEI's executive officers will not receive any cash compensation directly from LEI. After the Split-Off, each of LEI's executive officers will continue to be employed, and provided cash compensation, by Liberty Media. Pursuant to a services agreement to be entered into between Liberty Media and LEI in connection with the Split-Off, LEI will make payments to Liberty Media based upon the portion of Liberty Media's cost for its executive officers (taking into account wages and benefits) attributable to time they spend on LEI matters. For more information regarding this agreement, please see "Transaction Agreements—Agreements Relating to the Split-Off—Services Agreement."

        The amount and timing of any equity-based compensation to be paid to the LEI executive officers following the Split-Off (other than awards issued pursuant to the transitional plan) will be determined by the incentive plan committee of the LEI board of directors. Any equity incentive awards granted to executive officers of LEI following the Split-Off will generally be granted pursuant to the Liberty Entertainment, Inc. 2009 Incentive Plan, which is described under "—Equity Incentive Plans" below.

        For information concerning the compensation paid to the "named executive officers" of Liberty Media for the year ended December 31, 2008 and certain related information, see the "Executive Compensation" section of Liberty Media's definitive proxy statement on Schedule 14A filed with the SEC on May 13, 2009 relating to its 2009 annual meeting of stockholders (the LMC annual proxy statement). The Entertainment Group is a tracking stock group of Liberty Media and is not a separate entity. Accordingly, the historical compensation information included in the LMC annual proxy statement is not solely attributable to services performed on behalf of the Entertainment Group, rather it reflects the full amount of the compensation paid by Liberty Media to each applicable person during the applicable period.

   Directors

        The directors of LEI are comprised of the current directors of Liberty Media. LEI's directors will receive cash compensation directly from LEI in such amounts and at such times as the LEI board of directors will determine. The amount and timing of any equity-based compensation to be paid to the LEI directors following the Split-Off (other than awards issued pursuant to the transitional plan) will be determined by the LEI board of directors. Any equity incentive awards granted to nonemployee directors of LEI following the Split-Off will generally be granted pursuant to the Liberty Entertainment, Inc. 2009 Nonemployee Director Incentive Plan, which is described under "—Equity Incentive Plans" below.

        For information concerning the compensation paid to the directors of Liberty Media for the year ended December 31, 2008 and certain related information, see the "Executive Compensation—Compensation of Directors" section of the LMC annual proxy statement.

        A copy of the LMC annual proxy statement is available free of charge as described under "Additional Information—Where You Can Find More Information"

Equity Incentive Plans

        In connection with the Split-Off, LEI will adopt the Liberty Entertainment, Inc. 2009 Incentive Plan (the 2009 incentive plan), which will be administered by the incentive plan committee of LEI's board of directors. This committee will have full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The 2009 incentive plan is designed to provide additional remuneration to certain employees and independent contractors for exceptional service and to encourage their investment in LEI. The incentive plan committee may grant non-qualified stock options, SARs, restricted shares, stock units, cash awards, performance awards or any combination of the foregoing under the 2009 incentive plan (collectively, awards). The maximum number of shares of LEI common stock with respect to which awards may be granted is 25 million, subject to anti-dilution and other adjustment provisions of the 2009 incentive plan. With limited exceptions, under the 2009 incentive plan, no person may be granted in any calendar year awards covering more than 10 million shares of LEI common stock, subject to anti-dilution and other adjustment provisions of the 2009 incentive plan. In addition, no person may receive payment for cash awards during any calendar year in excess of $10 million. Shares of LEI common stock issuable pursuant to awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by LEI.

        Also, in connection with the Split-Off, LEI will adopt the Liberty Entertainment, Inc. 2009 Nonemployee Director Incentive Plan (the director plan), which will be administered by LEI's entire board of directors. LEI's board will have full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The director plan is designed to provide LEI's nonemployee directors with additional remuneration for services rendered, to encourage their investment in LEI common stock and to aid in attracting persons of exceptional ability to become nonemployee directors of LEI. LEI's board may grant non-qualified stock options, SARs, restricted shares, stock units and cash awards or any combination of the foregoing under the director plan (collectively, director awards). Additionally, under the director plan, directors may choose to receive their quarterly compensation in LEI common stock rather than in cash. The maximum number of shares of LEI common stock with respect to which director awards may be granted or which may be issued in lieu of director compensation paid in cash under the director plan is 5 million, subject to anti-dilution and other adjustment provisions of the director plan. Shares of LEI common stock issuable pursuant to director awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by LEI.

        At the time of the Split-Off, LEI will have awards outstanding under the transitional plan as described under "The Split-Off—Treatment of Outstanding Equity Awards" above.

        LEI's ability to grant stock incentive awards prior to the first to occur of the completion of the DTV Business Combination and the termination of the Merger Agreement is subject to restrictions under the Merger Agreement. See "Transaction Agreements—Agreements Relating to the DTV Business Combination—Merger Agreement" for a description of these restrictions.

Equity Compensation Plan Information

        At the time of the Split-Off, LEI will have three equity compensation plans, each of which is listed below. The following table reflects the awards that would have been outstanding as of December 31, 2008, assuming (i) the Split-Off had occurred on that date and (ii) the treatment of the outstanding Liberty Entertainment tracking stock incentive awards described under "The Split-Off—Treatment of Outstanding Equity Awards" above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders(1):
Liberty Entertainment, Inc. 2009 Incentive Plan:			25,000,000	(2)
Series A	—	—
Series B	—	—
Liberty Entertainment, Inc. 2009 Nonemployee Director Incentive Plan:			5,000,000	(2)
Series A	—	—
Series B	—	—
Liberty Entertainment, Inc. Transitional Stock Adjustment Plan:			0
Series A	14,379,977	(3)
Series B	5,393,746	(3)
Equity compensation plans not approved by security holders—None
Total:
Series A	14,379,977
Series B	5,393,746
			30,000,000

(1)
Each plan has been approved by Liberty Media in its capacity as the sole stockholder of LEI.

(2)
Each plan permits grants of, or with respect to, shares of any series of LEI common stock, subject to a single aggregate limit.

(3)
The exercise or base prices of the awards granted under this plan will be determined following the completion of the Split-Off. See "The Split-Off—Treatment of Outstanding Equity Awards" for more information.

 Pro Forma Security Ownership of Certain Beneficial Owners

        The following table sets forth information, to the extent known by Liberty Media or ascertainable from public filings, with respect to the estimated beneficial ownership of each person or entity (other than persons who will serve as directors or executive officers of LEI, whose pro forma ownership information follows) who is expected to beneficially own more than five percent of the outstanding shares of any series of LEI common stock, assuming that the redemption date had occurred at 5:00 p.m., New York City time, on July 31, 2009.

        The security ownership information for LEI common stock has been estimated based upon outstanding stock information for Liberty Entertainment common stock as of July 31, 2009, and, in the case of percentage ownership information, has been estimated based upon 445,523,744 shares of LEI Series A common stock, and 21,328,188 shares of LEI Series B common stock estimated to have been issued in the Split-Off.

        So far as is known to Liberty Media, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
Capital Research and Management Company	Series A	25,826,922	(1)	5.8	3.9
333 South Hope Street	Series B	—		—
Los Angeles, CA 90071
Southeastern Asset Management, Inc.	Series A	53,975,058	(2)	12.1	8.2
6410 Poplar Ave., Suite 900	Series B	—		—
Memphis, TN 38119

(1)
See footnote (1) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Certain Beneficial Owners" below.

(2)
See footnote (3) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Certain Beneficial Owners" below.

Pro Forma Security Ownership of Management

        The following table sets forth information with respect to the estimated beneficial ownership by each person who is expected to serve as an executive officer or director of LEI and all of such persons as a group of shares of LEI Series A common stock and LEI Series B common stock, assuming that the redemption date had occurred at 5:00 p.m., New York City time, on July 31, 2009.

        The security ownership information for LEI common stock has been estimated based upon outstanding stock information for Liberty Entertainment common stock as of July 31, 2009, and, in the case of percentage ownership information, has been estimated based upon 445,523,744 shares of LEI Series A common stock, and 21,328,188 shares of LEI Series B common stock estimated to have been issued in the Split-Off.

        Shares of restricted stock that will be issued pursuant to the transitional plan are included in the outstanding share numbers provided throughout this proxy statement/prospectus. Shares issuable upon exercise or conversion of options, warrants and convertible securities that would have been exercisable or convertible on or within 60 days after June 30, 2009, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of the following presentation, beneficial ownership of shares of LEI Series B common stock, though convertible on a one-for-one basis into shares of LEI Series A common stock, is reported as beneficial ownership of LEI Series B common stock only, and not as beneficial ownership of LEI Series A common stock, but the voting power of the LEI Series A and Series B common stock have been aggregated.

        The number of shares indicated as owned by the following persons includes interests in shares that would have been held by the Liberty Media defined contribution 401(k) plan (the Liberty 401(k) Savings Plan) as of July 31, 2009. The shares held by the trustee of the Liberty 401(k) Savings Plan for the benefit of these persons are voted as directed by such persons.

        So far as is known to Liberty Media, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)		Percent of Series (%)	Voting Power (%)
John C. Malone	Series A	3,041	(1)	*	32.7
Chairman of the Board	Series B	22,016	(2)	92.8
Gregory B. Maffei	Series A	2,146	(3)	*	*
Director, President and Chief Executive Officer	Series B	—
Robert R. Bennett.	Series A	851	(4)	*	4.6
Director	Series B	3,002	(5)	12.3
Donne F. Fisher	Series A	74	(6)	*	*
Director	Series B	100		*
Paul A. Gould	Series A	290	(7)	*	*
Director	Series B	108		*
Evan D. Malone	Series A	2	(6)	*	*
Director	Series B	—
David E. Rapley	Series A	23	(6)	*	*
Director	Series B	—
M. LaVoy Robison	Series A	23	(6)	*	*
Director	Series B	—
Larry E. Romrell	Series A	21	(6)	*	*
Director	Series B	1		*	*
Charles Y. Tanabe	Series A	813	(8)	*	*
Executive Vice President and General Counsel	Series B	—
David J.A. Flowers	Series A	619	(3)	*	*
Senior Vice President and Treasurer	Series B	—
Albert E. Rosenthaler	Series A	420	(3)	*	*
Senior Vice President	Series B	—

Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)		Percent of Series (%)	Voting Power (%)
Christopher W. Shean	Series A	401	(3)	*	*
Senior Vice President and Controller	Series B	—
All directors and executive officers	Series A	8,730	(9)	1.9	36.4
as a group (13 persons)	Series B	25,228	(10)	94.4

*
Less than one percent

(1)
See footnotes (1), (2), (3), (4), (5), (6) and (7) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(2)
See footnotes (1), (5), (6) and (8) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(3)
See footnotes (2), (4) and (5) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(4)
See footnotes (2), (5) and (9) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(5)
See footnote (5) and (9) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(6)
See footnote (5) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(7)
Includes beneficial ownership of 23,572 shares of LEI Series A common stock that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after July 31, 2009.

(8)
See footnotes (2), (4), (5) and (10) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(9)
See footnotes (2), (3), (4), (5), (6), (7), (9) and (11) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(10)
See footnotes (5), (6), (8), (9) and (11) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

MANAGEMENT OF HOLDINGS

Executive Officers and Directors

        The following sets forth certain information concerning the persons who are expected to serve as Holding's executive officers and directors immediately following the DTV Business Combination, including their birth dates, directorships held and a description of their business experience, including positions held with DIRECTV.

        On June 3, 2009, DIRECTV announced that its President and Chief Executive Officer, Chase Carey, would be resigning from his position effective July 1, 2009.

Name	Positions
John C. Malone	Chairman of the Board and a director of Holdings.
Age: 68
Mr. Malone has served as Chairman of the Board and a director of DIRECTV since February 2008. Mr. Malone has served as Chairman of the Board and a director of Liberty Media since March 2006. Previously, he served as Chairman of the Board and a director of Old Liberty from 1994 to May 2006, Chief Executive Officer of Old Liberty from August 2005 to February 2006, Chairman of the Board of TCI from November 1996 to March 1999 and Chief Executive Officer of TCI from January 1994 to March 1997. Mr. Malone is also Chairman of the Board of LGI and a director of Discovery, IAC, Expedia, Inc. and Sirius.
Larry D. Hunter Age: 58	Interim Chief Executive Officer; Executive Vice President, General Counsel and Corporate Secretary of Holdings.

Mr. Hunter has served as Interim Chief Executive Officer of DIRECTV since July 1, 2009. Mr. Hunter has served as Executive Vice President, General Counsel and Corporate Secretary of DIRECTV since January 2004. He served as Senior Vice President from June 2001 to January 2004 and as General Counsel since December 2002. He was named Associate General Counsel in June 2001 and was named Corporate Vice President in August 1998. Mr. Hunter served as Chairman and Chief Executive Officer of DIRECTV Japan from 1998 until 2001. Mr. Hunter was assigned responsibility for overseeing the Human Resources and Corporate Communications departments in 2007, and the Administration department in 2008.
Bruce B. Churchill	Executive Vice President of Holdings.
Age: 51
Mr. Churchill has served as the Executive Vice President of DIRECTV, President—New Ventures and as President of the DTVLA business since January 2004. He served as Chief Financial Officer of DIRECTV from January 2004 until March 2005. Prior to joining DIRECTV, Mr. Churchill served as President and Chief Operating Officer of STAR, a position he held beginning in May 2000. Previously, he served as the Deputy Chief Executive Officer of STAR since 1996. Prior to joining STAR, Mr. Churchill served as Senior Vice President, Finance at Fox Television.

Name	Positions
Patrick T. Doyle Age: 53	Executive Vice President and Chief Financial Officer of Holdings.

Mr. Doyle has served as Executive Vice President of DIRECTV since October 2008 and Chief Financial Officer of DIRECTV since October 2007 when he was also appointed as Senior Vice President. He served as Treasurer, Controller and Chief Accounting Officer of DIRECTV from June 2001 to October 2007. He was appointed Corporate Vice President and Controller of DIRECTV in July 2000 and Treasurer of DIRECTV in June 2001. Previously, Mr. Doyle served as Vice President, Taxes of DIRECTV from October 1996 to July 2000 and was given the additional responsibility of Corporate Development of DIRECTV in June 1997.
Michael W. Palkovic	Executive Vice President—Operations of Holdings.
Age: 51
Mr. Palkovic has served as the Executive Vice President—Operations of DIRECTV since October 2007. He served as Chief Financial Officer of DIRECTV from March 2005 to October 2007. He served as Senior Vice President of the DIRECTV U.S. business from December 2000, was promoted to Executive Vice President in February 2004 and served as the Chief Financial Officer of the DIRECTV U.S. business from July 2001 to October 2007. Mr. Palkovic joined DIRECTV in 1996 and prior to that held various positions at Times Mirror Cable Television.
Romulo Pontual Age: 49	Executive Vice President and Chief Technology Officer of Holdings.

Mr. Pontual has served as Executive Vice President and Chief Technology Officer of DIRECTV since January 2004. Prior to joining DIRECTV, Mr. Pontual served as Executive Vice President, Television Platforms at News Corporation since 1996.
J. William Little Age: 39	Senior Vice President, Treasurer and Business Development of Holdings.

Mr. Little has served as Senior Vice President, Treasurer and Business Development of DIRECTV since June 2007. He served as Vice President Business Development of DIRECTV from August 2004 to June 2007. Prior to joining DIRECTV, Mr. Little was a Vice President in the Investment Banking Division of Merrill Lynch & Co., where he served from 2000 to 2004. Previously, he held various positions at Lazard Fréres and Donaldson, Lufkin & Jenrette.

Name	Positions
John F. Murphy Age: 40	Senior Vice President, Controller and Chief Accounting Officer of Holdings.

Mr. Murphy has served as Senior Vice President, Controller and Chief Accounting Officer of DIRECTV since November 2007. He served as Vice President & General Auditor of DIRECTV from October 2004 to November 2007. Previously, Mr. Murphy served as Vice President—Finance and Emerging Businesses for Experian Group Ltd. Mr. Murphy was head of internal audit activities at International Rectifier, JDS Uniphase, and Nestle USA.
Neil R. Austrian	A director of Holdings.
Age: 69
Mr. Austrian has served as a director and as Chair of the Nominating and Corporate Governance Committee of DIRECTV since December 2003. Since February 2008, Mr. Austrian has also served on the Compensation Committee of DIRECTV and in February 2009, Mr. Austrian was appointed to serve on the Audit Committee of DIRECTV. Mr. Austrian is a private investor. He served as the interim Chairman and Chief Executive Officer of Office Depot, Inc. from October 2004 until March 2005 and continues to serve as a director and a member of the finance committee. Mr. Austrian served as President and Chief Operating Officer of the National Football League from 1991 until 1999. Prior to that, he was a Managing Director of Dillon, Read & Co., Inc. from 1987 until 1991.
Ralph F. Boyd, Jr.	A director of Holdings.
Age: 52
Mr. Boyd has served as a director of DIRECTV and as a member of the DIRECTV's Audit Committee and the Nominating and Corporate Governance Committee since December 2003. In February 2009, Mr. Boyd was appointed by the DIRECTV Board as the Chair of the Audit Committee. Since February 2005, Mr. Boyd has served as the Executive Vice President/Community Relations of the Federal Home Loan Mortgage Corporation, or Freddie Mac, the Chairman or President and CEO of the Freddie Mac Foundation, and a director of the Home Ownership Funding Corporation I and II, two real estate investment trust affiliates of Freddie Mac. Prior to that, Mr. Boyd was the General Counsel of Freddie Mac from April 2004 to February 2005. From 2003 through March 2004, Mr. Boyd was a senior litigation partner in the Washington, D.C. office of the law firm of Alston & Bird, LLP. Mr. Boyd was an Assistant Attorney General of the United States for Civil Rights in the U.S. Department of Justice from 2001 until 2003 and a litigation and trial partner with the Boston law firm of Goodwin Procter LLP from 1997 until 2001. Mr. Boyd also served as an Assistant U.S. Attorney in the Criminal Division of the Boston U.S. Attorney's Office

Name	Positions
from 1991 until 1997. From January 2004 to November 2006, he was the U.S. Member of the Geneva-based Committee on the Elimination of All Forms of Racial Discrimination, a United Nations Treaty body. He currently serves as a Trustee, Audit Committee Chair and member of the Investment Committee of the National Housing Partnership Foundation.
Chase Carey	A director of Holdings.
Age: 55
Mr. Carey has served as the Deputy Chairman and Chief Operating Officer of News Corporation since July 2009. Mr. Carey served as President and Chief Executive Officer of DIRECTV from December 2003 to July 2009 and has served as a director of DIRECTV since December 2003. Mr. Carey served as a director of News Corporation from November 2004 until December 2007, and as Executive Director of The News Corporation Limited (the prior parent of the News Corporation group of companies), or TNCL, from 1996 until November 2004. Mr. Carey served as a consultant to TNCL from 2002 to 2003 and as Co-Chief Operating Officer of TNCL from 1996 until 2002. Mr. Carey served as a director, President and Chief Executive Officer of Sky Global Networks, Inc. from 2001 until 2002. Mr. Carey served as a director of Fox Entertainment Group, Inc., or Fox Entertainment, from 1992 until 2002 and served as Co-Chief Operating Officer from 1998 until 2002. Mr. Carey was Chairman and Chief Executive Officer of Fox Television from 1994 until 2000. Mr. Carey was a director of News America Incorporated, or News America, from 1998 until 2002, President and Chief Operating Officer from 1998 until 2002 and Executive Vice President from 1996 to 1998. Mr. Carey served as a director of STAR Group Ltd., or STAR, from 1993 until 2002, a director of NDS Group, plc., or NDS, from 1996 until 2002 and a director of Gemstar-TV Guide International, Inc., or Gemstar-TV Guide, from 2000 until 2002. Mr. Carey was a director of British Sky Broadcasting plc., or BSkyB, from February 2003 until February 2009. Mr. Carey is a Trustee Emeritus of Colgate University.
Paul A. Gould	A director of Holdings.
Age: 63
Mr. Gould has served as a director and a member of the Compensation Committee and Nominating and Corporate Governance Committee of DIRECTV since August 2009. Mr. Gould served as a director of Liberty Media from May 2006 to August 2009, and a director of Old Liberty from March 1999 to May 2006. Mr. Gould has been a Managing Director of Allen & Company LLC, an investment banking services company, for more than the last five years. Mr. Gould is a director of Ampco-Pittsburgh Corporation, LGI and Discovery.

Name	Positions
Charles R. Lee	A director of Holdings.
Age: 69
Mr. Lee has served as a director and a member of the Compensation Committee and Nominating and Corporate Governance Committee of DIRECTV since December 2003 and Chair of the Compensation Committee of DIRECTV since February 2006. From April 2002 to December 2003, Mr. Lee served as the non-executive Chairman of Verizon Communications, Inc., or Verizon. From 2000 through 2002, Mr. Lee served as Chairman and Co-Chief Executive Officer of Verizon. Previously, Mr. Lee served as Chairman of the Board of Directors and Chief Executive Officer of GTE Corporation. Mr. Lee is also a director of The Procter & Gamble Company, United Technologies Corporation, United States Steel Corporation and Marathon Oil Corporation. Mr. Lee is a Trustee Emeritus and Presidential Councilor of Cornell University. He serves on the Board of Overseers for The Weill Cornell Medical College and is a member of the Business Council.
Peter A. Lund	A director of Holdings.
Age: 68
Mr. Lund has served as a director of DIRECTV and as a member of the Compensation Committee and the Audit Committee of DIRECTV since 2000. Mr. Lund served as Chairman of the Compensation Committee of DIRECTV from December 2003 to February 2006. Mr. Lund is a private investor and media consultant. Mr. Lund served as President and CEO—CBS, Inc., and President and CEO—CBS Television and Cable from October 1995 to June 1997. In a career spanning 20 years at CBS, Mr. Lund held numerous positions, including President—CBS Broadcasting Group, President—CBS Sports, President—CBS Television Stations and President—CBS Television Network. Mr. Lund is a director of Crown Media Holdings, Inc. and Emmis Communications Corporation.

Name	Positions
Gregory B. Maffei	A director of Holdings.
Age: 48
Mr. Maffei has served as a director of DIRECTV since February 2008. Mr. Maffei has served as Chief Executive Officer, President and a director of Liberty Media since March 2006. Previously, he served as Chief Executive Officer and President of Old Liberty from February 2006 to March 2006, a director of Old Liberty from November 2005 to May 2006 and CEO-Elect of Old Liberty from November 2005 through February 2006. Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation from June 2005 until November 2005. Mr. Maffei served as Chairman and Chief Executive Officer of 360networks Corporation from January 2000 until June 2005. Previously, Mr. Maffei was Chief Financial Officer of Microsoft Corporation and Chairman of the Board of Expedia, Inc. Mr. Maffei serves as a director of Electronic Arts, Inc., DIRECTV and Sirius.
Nancy S. Newcomb	A director of Holdings.
Age: 64
Ms. Newcomb has served as a director of DIRECTV and a member of the Audit Committee of DIRECTV since February 2006. Since April, 2008, Ms. Newcomb has also served on the Nominating and Corporate Governance Committee of DIRECTV. Ms. Newcomb served as a senior corporate officer, risk management, of Citigroup from May 1998 until April 2004. She served as a customer group executive of Citicorp (the predecessor corporation) from December 1995 to April 1998, as a division executive, Latin America, from September 1993 to December 1995 and as the principal financial officer responsible for liquidity, funding and capital management from January 1988 to August 1993. Ms. Newcomb currently serves as a director of Moody's Corporation and Sysco Corporation. Ms. Newcomb is also a member of the Governing Council of the Van Leer Group Foundation, the Netherlands.
Haim Saban	A director of Holdings.
Age: 64
Mr. Saban has served as a director of DIRECTV since December 2004 and serves as a member of the Compensation Committee of DIRECTV. Mr. Saban has served as Chairman and Chief Executive Officer of Saban Capital Group, Inc. since 2003 and as Chairman and Chief Executive Officer of Saban Music Group, Inc. since 2001. Mr. Saban is also a member of the Board of Directors of Television Francaise 1. Mr. Saban is Chairman of the Board of Univision and Chairman of the Board of Broadcast Media Partners, Inc., which owns a controlling interest in Univision, since April 2007. Mr. Saban previously served as Chairman and Chief Executive Officer of Fox Family Worldwide from 1997 to 2001.

 Director Independence

        Holdings' executive officers will serve in such capacities until the first special meeting of Holdings' board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of Holdings' executive officers or directors, by blood, marriage or adoption.

Involvement in Certain Proceedings

        During the past five years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his ability or integrity.

Board Committees

        It is expected that Holdings' board of directors will form the following committees: audit committee, compensation committee and nominating and corporate governance committee. In connection with the DTV Business Combination, and subject to the agreement of the parties described below, the Holdings board will determine the directors to be assigned to each committee.

        The parties have agreed that each of the nominating and corporate governance committee and the compensation committee will be composed of three or four members with each such committee including a LEI Designee who qualifies as an independent director for Nasdaq purposes. Alternatively, each such committee may be composed of five members if the one additional independent director (i) selected by the DIRECTV board and approved by LEI and DIRECTV prior to Merger Effective Time or (ii) approved by at least 80% of the directors then serving on the Holdings board, with any fractional number being rounded up to the next whole number and is appointed to serve as the fifth member of such committee.

Executive Compensation

        Holdings has not yet paid any compensation to any of its executive officers or any person expected to become an executive officer of Holdings. The form and amount of the compensation to be paid to each of Holdings' executive officers following the DTV Business Combination will be determined by the compensation committee of Holdings' board of directors.

        For information concerning the compensation paid to, and any employment agreements with, the Chief Executive Officer of DIRECTV and the four most highly compensated executive officers of DIRECTV for the year ended December 31, 2008, see the "Executive and Director Compensation" section of DIRECTV's definitive proxy statement on Schedule 14A relating to its 2009 annual meeting of stockholders filed with the SEC on April 20, 2009 (the DIRECTV annual proxy statement).

Director Compensation

        In accordance with the existing practice of DIRECTV, it is expected that directors of Holdings who are also employees of Holdings will receive no additional compensation for their services as directors. Each non-employee director of Holdings will receive compensation for services as a director of Holdings and, if applicable, for services as a member of any board committee, as will be determined by Holdings' board of directors.

        For information concerning the compensation policy for directors of DIRECTV, see the "Executive and Director Compensation" section of the DIRECTV annual proxy statement. A copy of the DIRECTV annual proxy statement is available free of charge as described under "Additional Information—Where You Can Find More Information"

 Pro Forma Security Ownership of Certain Beneficial Owners

        The following table sets forth information, to the extent known by Liberty Media or ascertainable from public filings of Liberty Media and DIRECTV, with respect to the estimated beneficial ownership of each person or entity (other than persons who will serve as directors or executive officers of Holdings, whose pro forma ownership information follows) who is expected to beneficially own more than five percent of the outstanding shares of any class of Holdings common stock.

        The security ownership information for Holdings common stock has been estimated based upon pro forma outstanding stock information for LEI common stock as of July 31, 2009 (which is based on outstanding stock information for Liberty Entertainment common stock as of such date), and outstanding stock information for DIRECTV common stock as of August 21, 2009. The percentage ownership information, has been estimated based upon 916,982,894 shares of Holdings Class A common stock, and 21,806,138 shares of Holdings Class B common stock estimated to have been issued in the DTV Business Combination (assuming an LEI Exchange Ratio of 1.11111 and a DIRECTV Exchange Ratio of 1).

        So far as is known to Liberty Media, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
Southeastern Asset Management, Inc.	Class A	59,972,226	(1)	6.5	4.8
6410 Poplar Ave., Suite 900	Class B	—		—
Memphis, TN 38119

(1)
See footnote (3) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Certain Beneficial Owners" below.

Pro Forma Security Ownership of Management

        The following table sets forth information with respect to the estimated beneficial ownership by each person who is expected to serve as a director of Holdings, a named executive officer, and all such persons as a group with respect to shares of Holdings.

        The security ownership information for Holdings common stock has been estimated based upon pro forma outstanding stock information for LEI common stock as of July 31, 2009 (which is based on outstanding stock information for Liberty Entertainment common stock as of such date), the outstanding DIRECTV common stock owned by each person as of July 23, 2009, and the aggregate outstanding DIRECTV common stock as of August 21, 2009. The percentage ownership information, has been estimated based upon 916,982,894 shares of Holdings Class A common stock, and 21,806,138 shares of Holdings Class B common stock estimated to have been issued in the DTV Business Combination (assuming an LEI Exchange Ratio of 1.11111 and a DIRECTV Exchange Ratio of 1).

        For the purpose of estimating the pro forma share ownership of Holdings common stock of each person, shares issuable upon exercise or conversion of options, warrants and convertible securities held by such person that would have been exercisable or convertible on or within, in case of LEI common stock, 60 days of July 31, 2009 and in case of DIRECTV common stock held by such person, 60 days of July 23, 2009, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        So far as is known to Liberty Media, the persons indicated below would have sole voting power with respect to the shares estimated to be owned by them, except as otherwise stated in the notes to the table.

Name	Title of Class	Amount and Nature of Beneficial Ownership (in thousands)		Percent of Class (%)	Voting Power (%)
John C. Malone	Class A	6,041	(2)	*	24.2	(1)
Chairman of the Board	Class B	21,806	(3)	100
Chase Carey	Class A	1,545	(4)	*	*
Director and Former Chief Executive Officer of DIRECTV	Class B	—
Neil R. Austrian	Class A	24	(5)	*	*
Director	Class B	—
Ralph F. Boyd, Jr.	Class A	10	(6)	*	*
Director	Class B	—
Paul A. Gould	Class A	442	(7)	*	*
Director	Class B	—
Charles R. Lee	Class A	64	(8)	*	*
Director	Class B	—
Peter A. Lund	Class A	36	(9)(10)	*	*
Director	Class B	—
Gregory B. Maffei	Class A	2,243	(11)	*	*
Director	Class B	—
Nancy S. Newcomb	Class A	24		*	*
Director	Class B	—
Haim Saban	Class A	22	(12)	*	*
Director	Class B	—
Bruce B. Churchill	Class A	29	(13)	*	*
Executive Vice President	Class B	—
Patrick T. Doyle	Class A	333	(14)(15)	*	*
Executive Vice President	Class B	—
Larry D. Hunter	Class A	607	(14)(15)	*	*
Executive Vice President,	Class B	—
General Counsel and Corporate Secretary
Michael W. Palkovic	Class A	156	(14)(16)	*	*
Executive Vice President—Operations	Class B	—
All directors and executive officers	Class A	11,428	(17)	1.2	26.7
as a group (17 persons)	Class B	21,806	(3)	100

*
Less than one percent

(1)
Immediately after the Mergers, it is estimated that the Malones will own approximately 2.9 million shares of Holdings Class A common stock and approximately 21.8 million shares of Holdings Class B common stock. The shares of Holdings Class A common stock that are anticipated to be owned by the Malones would represent approximately 0.2% of the total voting power Holdings common stock immediately after the completion of the Mergers and the shares of Holdings Class B common stock that are anticipated to be owned by the Malones would represent approximately 26.0% of the total voting power Holdings common stock immediately after the completion of the Mergers, in each case, without giving effect to outstanding stock options owned by Mr. Malone (which options are included in the table due to his beneficial ownership of the underlying shares in accordance with Section 13(d) of the Exchange Act). However, pursuant to the Malone Agreement, the Malones have agreed to limit their voting rights with respect to their Holdings Class B common stock to 24% of the total voting power of Holdings common stock. As a result, through their ownership of Holdings Class A common stock and Holdings Class B common stock, the Malones will hold approximately 24.2% of the total voting power of Holdings common stock immediately after completion of the Mergers and after giving effect to the restrictions set forth in the Malone Agreement.

(2)
See footnotes (1), (2), (3), (4), (5), (6) and (7) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(3)
See footnotes (1) and (6) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(4)
Includes beneficial ownership of 914,013 shares that may be acquired upon exercise of options exercisable within 60 days of July 23, 2009.

(5)
Includes beneficial ownership of 13,620 vested and distributed Deferred Stock Units.

(6)
Includes beneficial ownership of 5,660 vested and distributed Deferred Stock Units.

(7)
Includes beneficial ownership of 26,191 shares of Holdings Class A common stock that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after July 31, 2009.

(8)
Includes beneficial ownership of 13,620 vested and distributed Deferred Stock Units.

(9)
Includes beneficial ownership of 12,334 vested and distributed Deferred Stock Units.

(10)
Includes beneficial ownership of 5,000 shares that may be acquired upon exercise of options exercisable within 60 days of July 23, 2009.

(11)
See footnotes (2), (4) and (5) to the table included under "Security Ownership of Certain Beneficial Owners and Management of Liberty Media—Security Ownership of Management" below.

(12)
Includes beneficial ownership of 11,960 vested and distributed Deferred Stock Units.

(13)
Includes shares held in trust by State Street Bank and Trust Company, as Trustee of the DIRECTV Thrift and Savings Plan as of July 23, 2009. Shares are owned pursuant to a Rule 16b-3 exempt employee savings plan.

(14)
Includes beneficial ownership of 265,000 shares that may be acquired upon exercise of options exercisable within 60 days of July 23, 2009.

(15)
Includes beneficial ownership of 525,000 shares that may be acquired upon exercise of options exercisable within 60 days of July 23, 2009.

(16)
Includes beneficial ownership of 125,000 shares that may be acquired upon exercise of options exercisable within 60 days of July 23, 2009.

(17)
See footnotes (1), (2) and (3) through (16).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF LIBERTY MEDIA

Security Ownership of Certain Beneficial Owners

        The following table sets forth information, to the extent known by Liberty Media or ascertainable from public filings, concerning shares of Liberty Media common stock beneficially owned by each person or entity (excluding any of Liberty Media's directors and executive officers) known by Liberty Media to own more than five percent of the outstanding shares of any series of Liberty Media common stock.

        The security ownership information is given as of July 31, 2009, and, in the case of percentage ownership information, is based upon (1) 89,867,563 LCAPA shares, (2) 6,024,724 LCAPB shares, (3) 566,715,847 LINTA shares, (4) 29,393,683 LINTB shares, (5) 495,026,383 LMDIA shares and (6) 23,697,987 LMDIB shares, in each case, outstanding on that date.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
Capital Research and Management Company	LCAPA	7,174,145	(1)	8.0	2.1
333 South Hope Street	LCAPB	—		—
Los Angeles, CA 90071	LINTA	—		—
	LINTB	—		—
	LMDIA	28,696,580	(1)	5.8
	LMDIB	—		—
Southeastern Asset Management, Inc.	LCAPA	—		—
6410 Poplar Ave., Suite 900	LCAPB	—		—
Memphis, TN 38119	LINTA	101,817,724	(2)	18.0	9.3
	LINTB	—		—
	LMDIA	59,972,287	(3)	12.1
	LMDIB	—		—
Longleaf Partners Fund	LCAPA	—		—	3.4
c/o Southeastern Asset Management, Inc.	LCAPB	—		—
6410 Poplar Ave., Suite 900	LINTA	38,289,181	(2)	6.8
Memphis, TN 38119	LINTB	—		—
	LMDIA	20,395,715	(3)	4.1
	LMDIB	—		—
The Growth Fund of America, Inc.	LCAPA	—		—	2.2
333 South Hope Street	LCAPB	—		—
Los Angeles, CA 90071	LINTA	38,167,500	(4)	6.7
	LINTB	—		—
	LMDIA	—		—
	LMDIB	—		—
ClearBridge Advisors, LLC	LCAPA	10,252,032	(5)	11.4	2.2
399 Park Avenue	LCAPB	—		—
New York, NY 10022	LINTA	27,439,601	(6)	4.8
	LINTB	—		—
	LMDIA	—		—
	LMDIB	—		—

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (%)	Voting Power (%)
Dodge & Cox	LCAPA	—		—	3.3
555 California Street, 40th Floor	LCAPB	—		—
San Francisco, CA 94104	LINTA	57,920,441	(7)	10.2
	LINTB	—		—
	LMDIA	—		—
	LMDIB	—		—
Comcast QVC, Inc.	LCAPA	5,000,000	(8)	5.6	0.3
	LCAPB	—		—
	LINTA	—		—
	LINTB	—		—
	LMDIA	—		—
	LMDIB	—		—

(1)
The number of shares of LCAPA is based upon the Schedule 13G/A, dated February 10, 2006, filed by Capital Research and Management Company (CRMC) with respect to the Series A common stock of Old Liberty. The figures included in the Schedule 13G/A have been adjusted to reflect (i) the May 9, 2006 restructuring of Old Liberty, pursuant to which Liberty Media became the new publicly traded parent company of Old Liberty and all of the outstanding shares of Old Liberty common stock were exchanged for shares of Liberty Capital common stock and Liberty Interactive common stock (the restructuring) and (ii) the reclassification in March 2008. CRMC, as a result of acting as investment adviser to various investment companies, is deemed to be the beneficial owner of (i) 7,174,145 shares of LCAPA and (ii) 28,696,580 shares of LMDIA, but disclaims beneficial ownership pursuant to Rule 13d-4. As per the adjustment to the Schedule 13G/A figures, CRMC is estimated to have sole voting power over (i) 2,241,395 shares of LCAPA and (ii) 8,965,580 shares of LMDIA. With respect to its shares of LINTA, CRMC has filed a Schedule 13G/A dated February 13, 2008 which states that CRMC manages assets subject to reporting on Schedule 13G through two investment divisions, Capital Research Global Investors and Capital World Investors. These divisions make independent investment and proxy voting decisions and have begun filing separate ownership reports on Schedule 13G. See footnotes (5) and (6) below.

(2)
The number of shares of LINTA is based upon the Amendment No. 4 to Schedule 13G, dated February 6, 2009, filed by Southeastern Asset Management, Inc. (Southeastern) an investment advisor, Longleaf Investment Partners (Longleaf), an investment company of which Southeastern is the investment advisor, and O. Mason Hawkins, Chairman of the Board and CEO of Southeastern, with respect to shares of LINTA. All of the 101,817,724 shares of LINTA covered by the Schedule 13G/A are owned by Southeastern's investment advisory clients and none is owned directly or indirectly by Southeastern. Mr. Hawkins could be deemed to be a controlling person of Southeastern but disclaims the existence of such control. Mr. Hawkins does not own directly or indirectly any securities covered by the Schedule 13G/A. Southeastern and Mr. Hawkins disclaim beneficial ownership of the shares covered by the Schedule 13G/A pursuant to Rule 13d-4. The Schedule 13G/A states that Southeastern has sole voting power over 52,097,502 shares of LINTA, shared voting power over 38,289,181 shares of LINTA and no voting power over 11,431,041 shares of LINTA. Longleaf has shared voting power over 38,289,181 shares.

(3)
The number of shares of LMDIA is based upon the Amendment No. 3 to Schedule 13G, dated June 4, 2009, filed by Southeastern, Longleaf and O. Mason Hawkins with respect to shares of LMDIA. All of the 59,972,287 shares of LMDIA reported by Southeastern in the Schedule 13G/A are owned by Southeastern's investment advisory clients and none is owned directly or indirectly by

  Southeastern. Mr. Hawkins could be deemed to be a controlling person of Southeastern but disclaims the existence of such control. Mr. Hawkins does not own directly or indirectly any securities covered by the Schedule 13G/A. Southeastern and Mr. Hawkins disclaim beneficial ownership of the shares covered by the Schedule 13G/A pursuant to Rule 13d-4. The Schedule 13G/A states that Southeastern has sole voting power over 32,831,693 shares of LMDIA, shared voting power over 20,395,715 shares of LMDIA and no voting power over 6,744,879 shares of LMDIA. Longleaf has shared voting power over 20,395,715 shares of LMDIA.

(4)
The number of shares of LINTA is based upon the Schedule 13G/A, dated December 10, 2007, filed by The Growth Fund of America, an investment company, with respect to shares of LINTA. The Schedule 13G/A states that The Growth Fund has sole voting power over 38,167,500 shares of LINTA. The Schedule 13G/A also states that The Growth Fund is advised by CRMC and an agreement between The Growth Fund and CRMC on the joint filing of Schedule 13G is filed as an exhibit.

(5)
The number of shares of LCAPA is based on the Schedule 13G/A filed on February 13, 2009 by ClearBridge Advisors, LLC, an investment advisor (ClearBridge). The Schedule 13G states that ClearBridge has sole voting power over 7,195,192 shares of LCAPA.

(6)
The number of shares of LINTA is based upon the Schedule 13G/A, dated February 10, 2009, filed by ClearBridge with respect to shares of LINTA. The Schedule 13G/A states that ClearBridge has sole voting power over 19,600,089 shares of LINTA.

(7)
The number of shares of LINTA is based upon the Schedule 13G/A, dated February 10, 2009, filed by Dodge & Cox respect to shares of LINTA. The Schedule 13G states that the aggregate amount of shares of LINTA beneficially owned by Dodge & Cox is 57,920,441. Dodge & Cox has sole voting power over 54,304,016 shares of LINTA and shared voting power over 168,275 shares of LINTA.

(8)
The number of shares of LCAPA is based upon the Schedule 13G, dated February 17, 2009, filed by Comcast QVC, Inc. (Comcast QVC), Comcast Programming Holdings, Inc. (Comcast Programming), Comcast Holdings Corporation (Comcast Holdings) and Comcast Corporation (Comcast) with respect to shares of LCAPA. The Schedule 13G states each of Comcast QVC, Comcast Programming, Comcast Holdings and Comcast have shared voting power over 5,000,000 shares of LCAPA. The Schedule 13G states that Comcast QVC is a direct wholly owned subsidiary of Comcast Programming, which is a direct, wholly owned subsidiary of Comcast Holdings, which is a direct, wholly owned subsidiary of Comcast.

Security Ownership of Management

        The following table sets forth information with respect to the ownership by each of Liberty Media's directors and each of Liberty Media's named executive officers and by all of Liberty Media's directors and named executive officers as a group of shares of LCAPA, LCAPB, LINTA, LINTB, LMDIA and LMDIB. The security ownership information is given as of July 31, 2009, and, in the case of percentage ownership information, is based upon (1) 89,867,563 LCAPA shares, (2) 6,024,724 LCAPB shares, (3) 566,715,847 LINTA shares, (4) 29,393,683 LINTB shares, (5) 495,026,383 LMDIA shares and (6) 23,697,987 LMDIB shares, in each case, outstanding on that date.

        Shares of restricted stock that have been granted pursuant to Liberty Media's incentive plans are included in the outstanding share numbers provided throughout this proxy statement/prospectus. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after July 31, 2009, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of the following presentation, beneficial ownership of shares of LCAPB, LINTB and LMDIB, though convertible on a one-for-one basis into shares of LCAPA, LINTA and LMDIA, respectively, is reported as beneficial ownership of LCAPB, LINTB and LMDIB only, and not as beneficial ownership of LCAPA, LINTA or LMDIA. So far as is known to us, the persons indicated below have sole voting power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.

        The number of shares indicated as owned by the following persons includes interests in shares held by the Liberty 401(k) Savings Plan as of July 31, 2009. The shares held by the trustee of the Liberty 401(k) Savings Plan for the benefit of these persons are voted as directed by such persons.

Name	Title of Series	Amount and Nature of Beneficial Ownership		Percent of Series (%)	Voting Power (%)
		(In thousands)
John C. Malone	LCAPA	2,864	(1)(2)(3)(4)(5)(6)(7)	3.2	34.4
Chairman of the Board	LCAPB	6,131	(1)(5)(6)(8)	92.9
	LINTA	4,378	(1)(2)(3)(4)(5)(6)(7)	*
	LINTB	30,579	(1)(5)(6)(8)	93.5
	LMDIA	3,379	(1)(2)(3)(4)(5)(6)(7)	*
	LMDIB	24,463	(1)(5)(6)(8)	92.8
Gregory B. Maffei	LCAPA	976	(2)(4)(5)	1.0	*
Director, President and	LCAPB	—
Chief Executive Officer	LINTA	2,556	(2)(4)(5)	*
	LINTB	—
	LMDIA	2,385	(2)(4)(5)	*
	LMDIB	—
Robert R. Bennett	LCAPA	442	(2)(5)(9)	*	4.7
Director	LCAPB	834	(5)(9)	12.2
	LINTA	853	(2)(5)(9)	*
	LINTB	4,170	(5)(9)	12.4
	LMDIA	946	(2)(5)(9)	*
	LMDIB	3,336	(5)(9)	12.3
Donne F. Fisher	LCAPA	21	(5)	*	*
Director	LCAPB	28		*
	LINTA	104	(5)	*
	LINTB	140		*
	LMDIA	83	(5)	*
	LMDIB	112		*
Malcolm Ian Grant Gilchrist	LCAPA	—		*
Director	LCAPB	—		*
	LINTA	—		*
	LINTB	—		*
	LCAPA	—		*
	LCAPB	—		*

Name	Title of Series	Amount and Nature of Beneficial Ownership		Percent of Series (%)	Voting Power (%)
		(In thousands)
Evan D. Malone	LCAPA	1	(5)		*
Director	LCAPB	—
	LINTA	6	(5)	*
	LINTB	—
	LMDIA	3	(5)
	LMDIB	—		—
David E. Rapley	LCAPA	6	(5)	*	*
Director	LCAPB	—
	LINTA	30	(5)	*
	LINTB	—
	LMDIA	26	(5)	*
	LMDIB	—
M. LaVoy Robison	LCAPA	6	(5)	*	*
Director	LCAPB	—
	LINTA	30	(5)	*
	LINTB	—
	LMDIA	26	(5)	*
	LMDIB	—
Larry E. Romrell	LCAPA	18	(5)	*	*
Director	LCAPB	—
	LINTA	31	(5)	*
	LINTB	1
	LMDIA	24	(5)	*
	LMDIB	1
Charles Y. Tanabe	LCAPA	262	(2)(4)(5)(10)	*	*
Executive Vice President and	LCAPB	—
and General Counsel	LINTA	1,140	(2)(4)(5)(10)	*
	LINTB	—
	LMDIA	904	(2)(4)(5)(10)	*
	LMDIB	—
David J.A. Flowers	LCAPA	269	(2)(4)(5)	*	*
Senior Vice President and Treasurer	LCAPB	—
	LINTA	799	(2)(4)(5)	*
	LINTB	—
	LMDIA	688	(2)(4)(5)	*
	LMDIB	—
Albert E. Rosenthaler	LCAPA	125	(2)(4)(5)	*	*
Senior Vice President	LCAPB	—
	LINTA	540	(2)(4)(5)	*
	LINTB	—
	LMDIA	467	(2)(4)(5)	*
	LMDIB	—

Name	Title of Series	Amount and Nature of Beneficial Ownership		Percent of Series (%)	Voting Power (%)
		(In thousands)
Christopher W. Shean	LCAPA	118	(2)(4)(5)	*	*
Senior Vice President and Controller	LCAPB	—
	LINTA	504	(2)(4)(5)	*
	LINTB	—
	LMDIA	446	(2)(4)(5)	*
	LMDIB	—
All directors and executive officers
as a group (13 persons)	LCAPA	5,109	(2)(3)(4)(5)(6)	5.6	38.0
			(7)(9)(11)
	LCAPB	6,993	(5)(6)(8)(9)(11)	94.1
	LINTA	10,970	(2)(3)(4)(5)(6)	1.9
			(7)(9)(11)
	LINTB	34,890	(5)(6)(8)(9)(11)	94.6
	LMDIA	9,377	(2)(3)(4)(5)(6)	1.9
			(7)(9)(11)
	LMDIB	27,912	(5)(6)(8)(9)(11)	94.0

*
Less than one percent

(1)
Includes 75,252 LCAPA shares, 170,471 LCAPB shares, 376,260 LINTA shares, 852,358 LINTB shares, 301,008 LMDIA shares and 681,884 LMDIB shares held by Mr. Malone's wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2)
Includes shares held in the Liberty 401(k) Savings Plan as follows:

	LCAPA	LINTA	LMDIA
John C. Malone	681	7,625	1,319
Gregory B. Maffei	1,863	4,045	4,784
Robert R. Bennett	2,288	8,915	8,824
Charles Y. Tanabe	937	7,620	2,935
David J.A. Flowers	1,236	9,138	4,138
Albert E. Rosenthaler	882	7,339	2,719
Christopher W. Shean	902	7,426	2,798

Total	8,789	52,108	27,517

(3)
Includes 165 LCAPA shares, 1,000,825 LINTA shares and 660 LMDIA held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(4)
Includes restricted shares, none of which is vested, as follows:

	LCAPA	LINTA	LMDIA
John C. Malone	2,112	4,848	274,658
Gregory B. Maffei	158,498	368,682	376,143
Charles Y. Tanabe	38,889	91,526	104,536
David J.A. Flowers	17,398	40,343	52,493
Albert E. Rosenthaler	21,283	49,153	54,945
Christopher W. Shean	20,088	48,291	56,714

Total	258,268	602,843	919,489

(5)
Includes beneficial ownership of shares that may be acquired upon exercise of, or which relate to, stock options and stock appreciation rights exercisable within 60 days after July 31, 2009. Messrs. Malone and Bennett have the right to convert the options to purchase LCAPB shares, LINTB shares and LMDIB shares into options to purchase LCAPA shares, LINTA shares and LMDIA shares, respectively.

	LCAPA	LCAPB	LINTA	LINTB	LMDIA	LMDIB
John C. Malone	115,337	574,270	520,000	3,321,351	508,629	2,657,080
Gregory B. Maffei	454,550	—	2,101,004	—	1,825,580	—
Robert R. Bennett	101,650	833,993	506,400	4,169,963	906,600	3,335,972
Donne F. Fisher	6,110	—	27,860	—	24,440	—
Evan D. Malone	685	—	3,680	—	2,470	—
David E. Rapley	6,110	—	27,860	—	24,440	—
M. LaVoy Robison	6,110	—	27,860	—	24,440	—
Larry E. Romrell	6,110	—	27,860	—	24,440	—
Charles Y. Tanabe	196,959	—	936,198	—	789,928	—
David J.A. Flowers	146,394	—	708,032	—	548,203	—
Albert E. Rosenthaler	101,069	—	479,516	—	405,391	—
Christopher W. Shean	91,373	—	427,848	—	366,607	—

Total	1,232,457	1,408,263	5,794,318	7,491,314	5,451,168	5,993,052

(6)
Includes 25,700 shares of LCAPA, 91,789 shares of LCAPB, 128,500 shares of LINTA, 458,946 shares of LINTB, 102,800 shares of LMDIA and 367,156 shares of LMDIB held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone's adult children and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the trusts and has disclaimed beneficial ownership of the shares held by the trusts.

(7)
Includes 2,644,407 shares of LCAPA, 2,603,425 shares of LINTA and 2,187,098 shares of LMDIA pledged to Fidelity Brokerage Services, LLC (Fidelity) in connection with a margin loan facility extended by Fidelity to Mr. Malone.

(8)
In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of TCI, TCI entered into a call agreement with Mr. Malone and Mr. Malone's wife. In connection with the acquisition by AT&T Corp. (AT&T) of TCI, TCI assigned to Old Liberty its rights under this call agreement. Liberty Media succeeded to these rights in the restructuring. As a result, Liberty Media has the right, under certain circumstances, to acquire LCAPB shares, LINTB shares and LMDIB shares owned by the Malones. The call agreement also prohibits the Malones from disposing of their

  LCAPB shares, LINTB shares and LMDIB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of LCAPB, LINTB or LMDIB after conversion to shares of LCAPA, LINTA or LMDIA, respectively) and except for a transfer made in compliance with Liberty Media's call rights. The call agreement does not apply to any shares of LEI common stock that the Malones acquire in the Split-Off or otherwise. However, the Holdings charter includes a redemption right in favor of Holdings with respect to the shares of Holdings Class B common stock owned by the Malones and certain of their transferees upon Mr. Malone's death.

(9)
Includes 212,329 LCAPA shares, 20 LCAPB shares, 299,567 LINTA shares, 100 LINTB shares, and 80 LMDIB shares owned by Hilltop Investments, LLC which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

(10)
Includes 153 LCAPA shares, 767 LINTA shares and 612 LMDIA shares held by Mr. Tanabe's wife, Arlene Bobrow, as to which shares Mr. Tanabe has disclaimed beneficial ownership.

(11)
Includes 75,405 LCAPA shares, 170,471 LCAPB shares, 377,027 LINTA shares, 852,358 LINTB shares, 301,620 LMDIA shares and 681,884 LMDIB shares held by relatives of certain directors and executive officers, as to which shares beneficial ownership by such directors and executive officers has been disclaimed.

  Ownership of Subsidiary Securities

        To Liberty Media's knowledge, none of Liberty Media's executive officers or directors beneficially owns any equity securities of any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships Between LEI and Liberty Media Following the Split-Off

        Following the Split-Off, Liberty Media and LEI will operate independently, and neither will have any ownership interest in the other. In order to govern certain of the ongoing relationships between Liberty Media and LEI after the Split-Off and to provide mechanisms for an orderly transition, Liberty Media and LEI are entering into certain agreements, the terms of which are summarized under the section "Transactions Agreements—Agreements Relating to the Split-Off" above. In addition, Liberty Media anticipates entering into, from time to time, agreements and arrangements with LEI and certain of its related entities, in connection with, and in the ordinary course of, its business.

Relationships between DIRECTV and Liberty Media

        Prior to the Split-Off, Liberty Media owns a 100% equity interest in LEI and a 57% equity interest in DIRECTV. Following the Split-Off, LEI will own the 57% equity interest in DIRECTV. As a result of these ownership interests, presented below is a summary of the terms of certain existing relationships between DIRECTV and its subsidiaries, on the one hand, and Liberty Media and its subsidiaries, on the other hand.

  Business Arrangements

        Programming.    DIRECTV's two business segments, DIRECTV U.S. and DTVLA, purchase programming created, owned or distributed by Liberty Media and its subsidiaries. DIRECTV U.S. has programming agreements with GSN, QVC and Starz Entertainment. DTVLA has programming agreements with Starz Entertainment.

        Interactive Games.    DIRECTV U.S. has an agreement with SkillJam Technologies Corporation (SkillJam) pursuant to which SkillJam has developed interactive games for DIRECTV U.S. and provides related services and support. SkillJam is a subsidiary of FUN, which is a subsidiary of GSN.

        Payments.    The following table summarizes payments made between DIRECTV, on the one hand, and Liberty Media and its subsidiaries, on the other hand, with respect to the foregoing business arrangements for the periods (i) from February 27, 2008 through December 31, 2008 and (ii) January 1, 2009 through June 30, 2009.

	Payments (in Millions)
DIRECTV	2008	Six Months ended June 30, 2009
From Liberty Media and its subsidiaries	$31	16
Made to Liberty Media and its subsidiaries	$264	168

  Arrangements Relating to the DIRECTV Ownership Interests

        DIRECTV's Amended and Restated Certificate of Incorporation (the DTV Charter) contains certain restrictions on the ability of a member of the "Purchaser Group" or a "Purchaser Successor" to acquire ownership of over 50% of DIRECTV's common stock. In connection with the News Exchange, Liberty Media and DIRECTV entered into a letter agreement dated December 21, 2006, which became effective on the consummation of the News Exchange. In this letter agreement, Liberty Media acknowledged that Liberty Media and certain other "Persons" (as defined in the DTV Charter) each constitute a "Purchaser Successor" and will accordingly be subject to the provisions of Sections 5 and 6 of Article V of the DTV Charter as well as other applicable provisions of the DTV Charter,

DIRECTV's Amended and Restated By-Laws, and the Related Party Policies and Procedures adopted by the board or the audit committee of DIRECTV from time to time.

        As a result, Liberty Media, the subsidiaries of Liberty Media which hold the DIRECTV shares and any other applicable "Person" (Liberty Media, such subsidiaries and the other applicable Persons, collectively the Liberty Group) are prohibited from entering into any transaction or series of transactions which would result in the Liberty Group collectively owning beneficially 50% or more of DIRECTV's outstanding voting securities. However, this standstill provision does not apply if:

  •
  any member of the Liberty Group commences a tender or exchange offer for all of DIRECTV's outstanding voting securities (at a price at least equal to the market price thereof immediately prior to the earlier of the public announcement or commencement thereof) or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with DIRECTV;

  •
  the Liberty Group acquires shares in a transaction that is approved by an affirmative vote of a majority of DIRECTV's independent directors; or

  •
  a person that is not affiliated with any member of the Liberty Group acquires, or has announced its intention to acquire, 25% or more of DIRECTV's outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with DIRECTV as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the company surviving the merger or business combination, which merger or other business combination has been approved by DIRECTV's board of directors.

In addition, this standstill provision will cease to apply if:

  •
  a majority of DIRECTV's independent directors so determines;

  •
  the Liberty Group acquires shares in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets above following which the Liberty Group owns 50% or more of DIRECTV's outstanding voting securities; or

  •
  the Liberty Group acquires an aggregate 80% or more of DIRECTV's outstanding voting securities.

        In connection with DIRECTV's determination to engage in a share repurchase program, Liberty Media and DIRECTV entered into a subsequent letter agreement, dated May 6, 2008, which provided, among other things, that the shares repurchased by DIRECTV would continue to be deemed outstanding for purposes of the standstill provisions of the DTV Charter. The subsequent purchases by DIRECTV of its shares has resulted in the Liberty Group owning in excess of 50% of DIRECTV's outstanding shares.

        Also, pursuant to the May 2008 letter agreement, Liberty Media's voting rights were limited to a specified voting interest (its voting interest on the date of the agreement, 47.888%), with any shares in excess thereof to be voted in the same manner as, and in the same proportion to, the votes of DIRECTV's stockholders other than Liberty Media. In addition, if proposed, Liberty Media will be required to vote in favor of an amendment to the DTV Charter to conform the calculation of Liberty Media's equity ownership to the method used in the May 2008 letter agreement by including shares repurchased by DIRECTV in the calculation of its issued and outstanding shares for purposes of the DTV Charter standstill provisions.

        In connection with an internal restructuring at Liberty Media to effect the Split-Off, LEI will become the beneficial owner of Liberty Media's approximate 57% equity interest in DIRECTV. As such, LEI will become a "Purchaser Successor" under the DTV Charter and will be bound by the terms of the May 2008 letter agreement.

  Separation Agreement

        On February 25, 2008, the FCC announced that it had approved the consolidated application of News Corporation, Liberty Media and DIRECTV to transfer de facto control, under applicable FCC regulations, of various FCC licenses and authorizations held by DIRECTV and its subsidiaries from News to Liberty Media, subject to certain conditions (FCC Notice).

        As one of the conditions, the FCC required that, within one year of the close of the News Exchange, all of the attributable interests connecting the separate operations in Puerto Rico of DIRECTV and of a subsidiary of LGI must be severed through divestiture or by otherwise making the interest non-attributable, in accordance with applicable FCC regulations (we refer to this as the FCC Puerto Rico Condition). LGI was not a party to the application, but John C. Malone is deemed to have an attributable interest (under FCC regulations) in both LGI and Liberty Media, and, upon completion of the News Exchange, is also deemed to have such an attributable interest in DIRECTV, due to his direct or indirect ownership interests, and positional interests, in each company.

        Since neither News Corporation nor Liberty Media may have been able to satisfy the FCC Puerto Rico Condition in accordance with its terms, they had requested DIRECTV to agree to do so, and the parties negotiated the Separation Agreement summarized below. DIRECTV reports that it evaluated these arrangements as related-party transactions subject to review and approval by DIRECTV's Audit Committee in accordance with its charter and by-laws, and such request was also subject to review and approval by the Special Committee (also comprised entirely of independent directors) of the Board of Directors of DIRECTV which was established in August 2006 to consider any actions to be taken by DIRECTV in connection with the News Exchange. Such committees approved the arrangements summarized in the following paragraph.

        After the issuance of the FCC Notice, DIRECTV and News Corporation entered into a Separation Agreement dated as of February 26, 2008 (the Separation Agreement), which will be incorporated by reference as an exhibit to LEI's registration statement on Form S-4 of which this proxy statement/prospectus forms a part. Pursuant to the Separation Agreement, the subsidiary of News Corporation transferred to Liberty Media in the News Exchange agreed to make a capital contribution to DIRECTV in cash in the amount of $160 million. In addition, at the closing of the News Exchange, the parties entered into the other arrangements provided for in the Separation Agreement, including cost reimbursement, indemnities and commercial arrangements relating to the separation of DIRECTV from News Corporation. Also, DIRECTV agreed, subject to applicable laws, that the FCC Puerto Rico Condition would be satisfied, modified or waived within the one year period specified in the FCC Notice. In that regard, effective February 25, 2009, DIRECTV placed its interests in the Puerto Rico system into a trust and appointed an independent trustee who will be required to oversee the management and operation of the system and will have the authority, subject to certain conditions, to divest ownership of these interests.

  Following the DTV Business Combination

        As a result of the Split-Off and the DTV Business Combination, Liberty Media will cease to have any interest in LEI, DIRECTV or Holdings. The agreements governing the relationships between Liberty Media, on the one hand, and LEI, DIRECTV and/or Holdings, on the other hand, are described under "Transaction Agreements" above.

ADDITIONAL INFORMATION

Legal Matters

  Split-Off

        Legal matters relating to the validity of the securities to be issued in the Split-Off will be passed upon by Baker Botts L.L.P. Legal matters relating to the material U.S. federal income tax consequences of the Split-Off, the LEI Merger and the Malone Contribution will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

  DTV Business Combination

        Legal matters relating to the validity of the securities to be issued in the DTV Business Combination and to the material U.S. federal income tax consequences of the DIRECTV Merger will be passed upon by Weil Gotshal & Manges LLP.

Experts

  LMC Entertainment

        The combined balance sheets of LMC Entertainment (as defined in note 1) as of December 31, 2008 and 2007, and the related combined statements of operations, comprehensive earnings (loss), cash flows and parent's investment for each of the years in the three-year period ended December 31, 2008 have been included herein in reliance upon the report, dated April 24, 2009, except as to the sixth paragraph of note 1, which is as of July 24, 2009, of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        As discussed in note 3 to the combined financial statements, effective January 1, 2007, LMC Entertainment adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. As discussed in note 1 to the combined financial statements, effective January 1, 2009, LMC Entertainment adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

  Liberty Media

        The consolidated balance sheets of Liberty Media and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive earnings, cash flows and equity for each of the years in the three-year period ended December 31, 2008 have been incorporated by reference herein in reliance upon the report, dated February 26, 2009, except as to the third paragraph of note 1, which is as of July 20, 2009, of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        As discussed in notes 3 and 6 to the consolidated financial statements, effective January 1, 2008, Liberty Media Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, and SFAS No. 157, Fair Value Measurements, and effective January 1, 2007, Liberty Media Corporation adopted SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140, and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. As discussed in note 1 to the consolidated financial statements, effective January 1, 2009, Liberty Media Corporation adopted SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

   DIRECTV

        The consolidated balance sheets of The DIRECTV Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 26, 2009 (May 29, 2009 as to the effects of Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51," as described in Note 2 of the Notes to the Consolidated Financial Statements) appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  Expedia, Inc.

        The consolidated financial statements of Expedia, Inc. at December 31, 2008 and December 31, 2007 and for each of the three years in the period ended December 31, 2008, appearing in Liberty Media's Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Stockholder Proposals

  Liberty Media

        Liberty Media currently expects that its annual meeting of stockholders for the calendar year 2010 will be held during the second quarter of 2010. In order to be eligible for inclusion in Liberty Media's proxy materials for the 2010 annual meeting, any stockholder proposal must have been submitted in writing to Liberty Media's Corporate Secretary and received at Liberty Media's executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, by the close of business on January 13, 2010 unless a later date is determined and announced in connection with the actual scheduling of the annual meeting. To be considered for presentation at the 2010 annual meeting, any stockholder proposal must have been received at Liberty Media's executive offices at the foregoing address on or before the close of business on April 27, 2010 or such later date as may be determined and announced in connection with the actual scheduling of the annual meeting.

        All stockholder proposals for inclusion in Liberty Media's proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act and, as with any stockholder (regardless of whether it is included in Liberty Media's proxy materials), Liberty Media's charter and bylaws and Delaware law.

  LEI

        LEI's first annual meeting of stockholders is currently expected to be held during the third quarter of 2010 (unless the DTV Business Combination is completed prior to that time). In order to be eligible for inclusion in LEI's proxy materials for its first annual meeting, any stockholder proposal must have been submitted in writing to LEI's Corporate Secretary and received at LEI's executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, by the close of business on [                        ], unless a later date is determined and announced in connection with the actual scheduling of the annual meeting. To be considered for presentation at LEI's first annual meeting, any stockholder proposal must have been received at LEI's executive offices at the foregoing address on or before the close of

business on [                        ], or such later date as LEI may determine and announce in connection with the actual scheduling of the annual meeting.

        All stockholder proposals for inclusion in LEI's proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act and, as with any stockholder proposal (regardless of whether it is included in LEI's proxy materials), LEI's restated charter, bylaws and Delaware law.

Where You Can Find More Information

        LEI has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the shares of common stock of LEI to be offered by this proxy statement/prospectus in the Split-Off. This proxy statement/prospectus, which forms a part of the LEI registration statement, does not contain all the information that will be included in the LEI registration statement and the exhibits thereto. You should refer to the LEI registration statement, including its exhibits and schedules, for further information about LEI and the securities being offered in the Split-Off.

        Holdings has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the shares of common stock of Holdings to be offered by this proxy statement/prospectus and DIRECTV's proxy statement/prospectus in the DTV Business Combination. This proxy statement/prospectus, which forms a part of the Holdings registration statement, does not contain all the information that will be included in the Holdings registration statement and the exhibits thereto. You should refer to the Holdings registration statement, including its exhibits and schedules, for further information about Holdings and the securities being offered in the DTV Business Combination.

        Liberty Media and DIRECTV are, and LEI and Holdings will become, subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, Liberty Media and DIRECTV file, and LEI and Holdings will file, periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that the parties file at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. Additional information can also be found on Liberty Media's website at www.libertymedia.com and DIRECTV's website at www.directv.com. Information contained on any website referenced in this proxy statement/prospectus is not incorporated by reference in this proxy statement/prospectus.

        This proxy statement/prospectus incorporates important business and financial information about Liberty Media and DIRECTV from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. In addition, copies of Liberty Media's Annual Report on Form 10-K for the year ended December 31, 2008 (as amended by Amendment No. 1 thereto), or any of the exhibits listed therein, or copies of documents filed by Liberty Media or LEI with the Securities and Exchange Commission are also available by contacting Liberty Media by writing or telephoning the office of Investor Relations:

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (720) 875-5408

Copies of DIRECTV's Annual Report on Form 10-K for the year ended December 31, 2008, or any of the exhibits listed therein, or copies of documents filed by DIRECTV or Holdings with the Securities and Exchange Commission are also available by contacting DIRECTV by writing or telephoning the office of Investor Relations:

The DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, California 90245
(310) 964-0808

Any statement, including financial statements, contained in Liberty Media's or DIRECTV's Annual Report on Form 10-K for the year ended December 31, 2008 will be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this proxy statement/prospectus or in any other later incorporated document modifies or supersedes that statement. The following filings are incorporated herein by reference:

Liberty Media SEC Filings

(File No. 1-33982)	Period
Annual Report on Form 10-K, as amended by Amendment No. 1 thereto	Fiscal year ended December 31, 2008.
Proxy Statement on Schedule 14A	Filed on May 13, 2009.
Current Reports on Form 8-K	Filed on August 13, 2009, August 7, 2009, August 3, 2009, July 30, 2009, July 20, 2009, June 19, 2009, June 3, 2009, May 21, 2009, May 12, 2009, May 8, 2009, May 6, 2009, February 25, 2009.
Quarterly Reports on Form 10-Q	Filed on August 7, 2009 and May 8, 2009.

DIRECTV SEC Filings

(File No. 1-31945)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2008, excluding Items 6, 7, 8 and 15.
Proxy Statement on Schedule 14A	Filed on April 20, 2009.
Current Reports on Form 8-K	Filed on August 10, 2009, July 30, 2009, July 7, 2009, June 29, 2009, June 19, 2009, June 18, 2009, June 4, 2009, June 1, 2009, May 7, 2009, May 4, 2009, March 26, 2009, February 25, 2009, February 10, 2009.

Description of DIRECTV's common stock set forth in DIRECTV's registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description

Filed on February 11, 2005.
Quarterly Reports on Form 10-Q	Filed on August 7, 2009 and May 8, 2009.

        We are also incorporating by reference additional documents that Liberty Media and DIRECTV files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting.

        If you would like to request any documents from Liberty Media or DIRECTV please do so by [                        ], 2009 in order to receive them before the special meeting. If you request any documents, they will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

        This proxy statement/prospectus includes and incorporates by reference information concerning DIRECTV, which is a public company and files reports and other information with the SEC in accordance with the requirements of the Securities Act and the Exchange Act. Information included or incorporated by reference in this proxy statement/prospectus concerning DIRECTV has been derived from the reports and other information filed by it with the SEC. Neither Liberty Media nor LEI had a part in the preparation of those reports and other information. You may read and copy any reports and other information filed by these companies as set forth above.

ANNEX A

DESCRIPTION OF BUSINESS

        LEI is currently a wholly owned subsidiary of Liberty Media. Prior to the Split-Off, Liberty Media will effect an internal restructuring, (the internal restructuring), following which the businesses and ownership interests described below will be held by LEI. Following the Split-Off and so long as the DTV Business Combination has not been completed, LEI will be a holding company which, through ownership of interests in subsidiaries and other companies, will be primarily engaged in the multi-channel video distribution, programming and communications businesses. Holdings is a newly-formed Delaware corporation that is currently a wholly owned subsidiary of DIRECTV, but, upon consummation of the Mergers, will become a publicly-traded holding company named "DIRECTV" that will own all the outstanding equity interests in DIRECTV and LEI. Following the completion of the DTV Business Combination, Holdings will be a holding company which, through ownership of interests in subsidiaries and other companies, will be primarily engaged in the multi-channel video distribution, programming and communications businesses.

        The following description assumes that the internal restructuring has been completed.

The DIRECTV Group, Inc.

        DIRECTV is a leading provider of digital television entertainment in the United States and Latin America. DIRECTV operates through its two business segments, DIRECTV U.S. and DIRECTV Latin America, which primarily engage in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers. DIRECTV's common stock trades on The Nasdaq Global Select Market under the ticker symbol "DTV."

        DIRECTV U.S.    DIRECTV Holdings LLC and its subsidiaries (collectively, DIRECTV U.S.) is the largest provider of DTH digital television services and the second largest provider in the multi-channel video programming distribution (MVPD) industry in the United States, in each case, based on the number of subscribers. As of June 30, 2009, DIRECTV U.S. distributed to its more than 18.3 million subscribers approximately 2,000 digital video and audio channels, including about 200 basic entertainment and music channels, 40 premium movie channels, over 50 regional and specialty sports networks, over 125 Spanish and other foreign language special interest channels, over 31 pay-per-view movie and event choices, and about 130 national high definition (HD) television channels. Although DIRECTV U.S. distributes over 1,500 local channels—over 500 in HD—a subscriber generally receives only the local channels in the subscriber's home market. As of June 30, 2009, DIRECTV U.S. provided local channel coverage in standard definition to over 150 markets, covering about 95% of U.S. television households. In addition, DIRECTV U.S. distributes HD local channels in 128 markets representing over 89% of U.S. television households. To subscribe to the DIRECTV® service, customers acquire a small receiving satellite dish antenna, a digital set-top receiver and a remote control from DIRECTV or a third-party provider and, after installing such equipment, activate the service by subscribing to one of DIRECTV's programming packages.

        DIRECTV U.S. also provides premium professional and collegiate sports programming such as the NFL SUNDAY TICKET™ package, which allows subscribers to view the largest selection of National Football League (NFL) games available each Sunday during the regular season, most of which are offered in HD. Under its contract with the NFL, DIRECTV has exclusive rights to provide this service through the 2014 season, including rights to provide related HD, broadband, interactive and mobile services.

        DIRECTV's video and audio programming is 100% digitally delivered, providing subscribers with digital-quality video and CD-quality audio programming that it transmits directly to subscribers' homes or businesses via high-powered geosynchronous satellites. DIRECTV believes this compares favorably with cable providers that frequently offer popular programming in an analog format and offer a limited selection of digital channels for an additional fee. In addition, DIRECTV believes that it currently offers the nation's most comprehensive selection of HD programming. As of June 30, 2009, DIRECTV U.S. delivered its services to subscribers via its fleet of eleven geosynchronous satellites, including ten owned satellites and one leased satellite. With the expected launch of its twelfth satellite, DIRECTV 12, in the second half of 2009, DIRECTV expects to further expand its offering of HD channels to over 90% of television households in 2010 and have the capacity to broadcast approximately 200 national HD channels.

        DIRECTV uses launch insurance to mitigate the potential financial impact of satellite launch failures unless the premium costs are considered to be uneconomical relative to the risk of satellite failure. The insurance generally does not compensate for business interruption or loss of future revenues or subscribers. DIRECTV relies on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact of a potential satellite failure on its ability to provide service. However, programming continuity cannot be assured in all instances or in the event of multiple satellite losses. Launch insurance typically covers the time frame from ignition of the launch vehicle through separation of the satellite from the launch vehicle. In the past, DIRECTV has generally launched satellites with launch insurance only, and without in-orbit insurance coverage. DIRECTV U.S. expects to purchase launch insurance for DIRECTV 12 covering a portion of the satellite and launch vehicle costs in the event of a total failure occuring during the launch phase. As of June 30, 2009, the net book value of in-orbit satellites was $2,065 million, all of which was uninsured.

        To gather programming content, ensure its digital quality and continuity, and to transmit content to its satellites, DIRECTV has built two digital broadcast centers, located in Castle Rock, Colorado and Los Angeles, California. These facilities provide the majority of DIRECTV U.S.'s national and local standard-definition and HD programming. As of June 30, 2009, DIRECTV had also built five uplink facilities which are used to provide HD local channels. DIRECTV's broadcast centers receive programming from content providers via satellite, fiber optic cable and/or special tape. Most satellite-delivered programming is then digitized, encoded and transmitted to DIRECTV's satellites. DIRECTV designed each broadcast center and uplink facility with redundant systems to minimize service interruptions.

        Beginning in February 2009, AT&T began marketing a bundle of broadband Internet, telephone services and DIRECTV video service to new and existing customers. AT&T's territories include 22 states and cover approximately 44 million households. DIRECTV believes that this distribution agreement with AT&T has the potential to increase the number of its gross subscriber additions in 2009. With the AT&T relationship, DIRECTV now has agreements with the three major telecommunications companies covering approximately 90 million homes.

        DIRECTV Latin America.    DIRECTV Latin America (DTVLA) is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, and certain other countries in the region through DIRECTV's wholly-owned subsidiary, DirecTV Latin America, LLC, (DLA LLC); DIRECTV's 74% owned subsidiary, Sky Brasil Servicos Ltda., (Sky Brazil); and DirecTV's 41% equity method investment in Innova, S. de R.L. de C.V. (Sky Mexico). The stock of the former DTVLA subsidiary providing such services to Puerto Rico has been placed in a trust to comply with certain conditions of the FCC as described below. As of June 30, 2009, PanAmericana had approximately 2.4 million subscribers, Sky Brazil had approximately 1.7 million subscribers, and Sky Mexico had approximately 1.8 million subscribers.

        DTVLA's video and audio programming is 100% digitally delivered, providing subscribers with digital-quality video and CD-quality sound, as well as interactive features. DTVLA believes that this compares favorably with cable providers in Latin America, who typically continue to broadcast only analog services or a combination of analog and digital services to a large percentage of their subscribers. In addition, DTVLA believes that its relationship with DIRECTV U.S. is a key strength.

PanAmericana has aligned its set-top box specifications and middleware technologies with those of DIRECTV U.S., allowing them to take advantage of DIRECTV U.S.'s economies of scale. DIRECTV believes this will allow DTVLA to launch new features and services at a lower cost and move more rapidly than its competitors in Latin America. DIRECTV expects that Sky Brazil and Sky Mexico will align their set-top box technology with DIRECTV U.S. later in 2009. DTVLA also distributes some of DIRECTV U.S.'s most popular programming, such as the NFL SUNDAY TICKET and MLB Extra Innings.

        DTVLA seeks to provide unique content to its subscribers. For example, Sky Brazil, Sky Mexico and PanAmericana have licensed exclusive rights to the Spanish soccer league through the 2011-2012 season, which in most countries is the second most popular soccer league, after the local country leagues. As a result, DTVLA's service is the only one that allows subscribers to see all of the Spanish league games. In addition, DTVLA has participated in creating an exclusive golf channel for Latin America, in an effort to provide programming that it expects to be highly attractive to an important customer niche.

        A key aspect of DTVLA's strategy is to use the availability of high quality, reasonably priced digital video recorders (DVRs) to distinguish its services from those of its competitors. Generally speaking, DVRs are not prevalent in Latin America. DTVLA believes that its technology and pan-regional scale, as well as its relationship with DIRECTV U.S., can be leveraged to provide DVRs that will be more functional and less costly than those DTVLA's competitors may introduce. DTVLA also believes it can differentiate its services through the use of enhanced features such as interactivity. For example, DTVLA offered interactive services for soccer matches from the 2006 World Cup and since then, has offered similar interactive services for the U.S. Open and Major League Baseball. Furthermore, in 2008, PanAmericana launched HD services and in 2009 Sky Brazil also launched HD services. Although anticipating that the HD content will be more limited and the uptake of HD services much slower than in the United States, DTVLA believes that its ability to offer high quality HD services will provide yet another opportunity to differentiate the quality of its services from those of its competitors.

        DTVLA provides its PanAmericana and Sky Brazil services from leased transponders on two satellites. In January 2008, DTVLA successfully transferred the broadcast of its Sky Brazil service to leased transponders on a new satellite, as the prior satellite was nearing the end of its useful life. Sky Mexico provides its services from leased transponders on a separate satellite. Currently, none of these satellites has a backup, although DTVLA recently completed negotiations for the construction and launch of a backup satellite that would serve Brazil and Mexico. DTVLA anticipates that this satellite will be available for operations no later than mid-2010.

        DTVLA's principal digital broadcast centers are located in the United States and Brazil. DTVLA also has several smaller satellite uplink facilities in the region.

        In connection with the approval of the News Exchange transaction with News Corporation in February 2008, the FCC required DTVLA to sever the "attributable interests" between its DIRECTV-Puerto Rico subsidiary and Liberty Cablevision of Puerto Rico, Ltd. (LCPR), a subsidiary of LGI, by February 25, 2009. DIRECTV assumed responsibility for satisfaction, modification or waiver of this condition. In order to comply with terms of this FCC order, effective February 25, 2009, DIRECTV has placed the shares of DIRECTV Puerto Rico into a trust and appointed an independent trustee who is required to oversee the management and operation of DIRECTV Puerto Rico, and has the authority, subject to certain conditions, to divest ownership of DIRECTV Puerto Rico. DIRECTV continues to consolidate the results of DIRECTV Puerto Rico.

        Ownership Interest.    Currently, LEI owns a 57% equity interest in DIRECTV; however, LEI's voting control is limited to 47.888% pursuant to certain governance arrangements with DIRECTV. LEI is also subject to certain standstill obligations with respect to DIRECTV. Please see "Certain Relationships and Related Transactions—Relationships Between LEI and Liberty Media Following the Split-Off—Arrangements Relating to the DIRECTV Ownership Interests" for more information.

Following the completion of the DTV Business Combination, DIRECTV will be a wholly owned subsidiary of Holdings.

GSN, LLC

        GSN owns and operates the GSN television network. With approximately 68 million Nielsen subscribers as of December 31, 2008, GSN is a basic cable network dedicated to game-related programming and online casual games. GSN offers 24-hours per day of original and acquired programming, featuring game shows and game-related programs, including live and pre-produced participatory programs in which viewers can win prizes by playing along at home. GSN.com is an ad-supported website featuring many of the most popular casual games, online versions of game shows, and the free and skill games offered by Fun Technologies, Inc.

        GSN's revenue is primarily derived from the delivery of its programming to subscribers under long-term affiliation agreements with cable systems, direct broadcast satellite systems and Telco video providers and from the sale of advertising on its network. GSN's affiliation agreements provide for payments based on the number of subscribers that receive GSN and expire between now and 2012. While they continue to distribute GSN to subscribers, GSN is currently out of contract with Cablevision Systems Corp., which accounts for approximately 5% of GSN's current subscriber base. GSN is in negotiations for the renewal of the Cablevision contract.

        On April 9, 2009, GSN acquired a 100% interest in FUN Technologies, Inc. (which previously had been a wholly owned subsidiary of LEI) in a series of transactions pursuant to which LEI's interest in GSN increased to 65% and Sony's interest in GSN decreased to 35%. FUN develops and distributes online skill and casual games. FUN operates a skill game offering, which includes pay-for-play, person-to-person and tournament-based interactive skill and free games.

        FUN offers a range of free and tournament games of skill through its own websites, including WorldWinner.com and Teagames.com, and through its distribution partners. Skill games are games in which a participant pays an entry fee to compete in tournaments against other participants for a prize, and in which the winner is determined based on the skill of the competitor rather than on random elements of chance. FUN offers versions of common casual games such as Bejeweled® 2, branded content such as SCRABBLE® Cubes as well as internally developed games. FUN also provides co-branded tournament platforms to large interactive entertainment groups, including AOL, EA Pogo, MyPoints, MSN and GSN. FUN generates revenue through fees charged for hosting online tournaments and digital advertising sales.

        Ownership Interest.    As of April 9, 2009, LEI owns 65% of the membership interests of GSN. Sony Pictures Entertainment (Sony), a division of Sony Corporation of America (which is a subsidiary of Sony Corporation), owns the remaining 35% of GSN. Pursuant to GSN's operating agreement, LEI and Sony each have the right to designate half of the members of GSN's management committee. Also pursuant to the operating agreement, LEI and Sony have agreed that direct transfers of their respective interests in GSN and certain indirect transfers that result in a change of control of the transferring party are subject to a right of first refusal in favor of the other, non-transferring member.

Liberty Sports Holdings LLC

        Liberty Sports Holdings, LLC holds all of the interests in three regional sports networks (RSNs): Fox Sports Net Rocky Mountain, LLC (FSN Rocky Mountain), Fox Sports Net Northwest, LLC (FSN Northwest), and Fox Sports Net Pittsburgh, LLC (FSN Pittsburgh). Each RSN is currently affiliated with Fox Sports Net, Inc. (Fox Sports), a subsidiary of News Corporation, and receives "backdrop" national programming from Fox Sports such as The Best Damn Sports Show Period, Sports Science and Final Score. The RSNs will continue to receive national programming from Fox Sports under agreements which last through 2011.

        Each RSN operates a regional video programming network devoted to local professional sports teams and college sporting events, and produces its own local programming employing or hiring the necessary on-air talent and technical personnel to produce and uplink game telecasts. Local programming is supplemented with the national "backdrop" programming of Fox Sports. Each RSN is party to regional professional team rights agreements that provide for exclusive regional distribution of various games under agreements which last from 2012 to 2020.

        FSN Rocky Mountain reaches approximately 2.8 million subscribers in Colorado, Utah, Wyoming, Montana, southern Idaho, western Nebraska, western Kansas and northeastern Nevada. It has regional rights to the Colorado Rockies and Utah Jazz games, to sporting events at the University of Colorado, Colorado State and the University of Denver and to Big 12 Conference football and women's basketball.

        FSN Northwest reaches approximately 3.2 million subscribers in Washington, Oregon, Idaho, Montana, Alaska, parts of Wyoming and parts of northern Nevada. Its programming includes the games of the Seattle Mariners, the University of Washington, Washington State University, Oregon State University and Gonzaga University and other PAC-10 Conference football and basketball games.

        FSN Pittsburgh reaches approximately 2.4 million subscribers in Pennsylvania, West Virginia, Ohio, and western Maryland. Its programming includes the games of the Pittsburgh Pirates and Pittsburgh Penguins, collegiate games of the University of Pittsburgh and West Virginia University and various local programming.

        The RSNs derive revenue from fees paid by cable and DTH operators pursuant to affiliation agreements entered into with the RSNs and the sale of advertising time to local and national advertisers. The RSNs' material affiliation agreements expire between now and 2011. For the year ended December 31, 2008, each of FSN Rocky Mountain and FSN Northwest derived more than 10% of its total revenues from affiliation agreements with each of Comcast, DIRECTV and DISH Network, and FSN Pittsburgh derived more than 10% of its revenue from its affiliation agreement with Comcast and DIRECTV.

        Ownership Interest.    LEI owns 100% of Liberty Sports Holdings LLC.

Regulatory Matters

Direct Broadcast Satellite (DBS)

        On February 26, 2008, the FCC released its Memorandum Opinion and Order (the FCC Order) approving the Consolidated Application for Authority to transfer de facto control of DIRECTV from News Corporation to Liberty Media. The FCC Order included certain conditions modeled on similar conditions imposed in 2003 when the FCC approved the transfer of control of DIRECTV to News Corporation, including program access and nondiscrimination, program carriage, RSN arbitration and retransmission consent arbitration conditions. In addition, the FCC required that, within one year of the date of adoption of the FCC Order, all of the attributable interests connecting the separate operations in Puerto Rico of DTVLA and of a subsidiary of LGI, an independent publicly-traded company, must be severed through divestiture or by otherwise making the interests non-attributable, in accordance with applicable FCC regulations, at which point the companies must certify that they have complied with this condition or filed applications necessary to achieve compliance. In order to comply with the FCC Order, effective February 25, 2009, DIRECTV placed the shares of DIRECTV Puerto Rico into a Trust and appointed a Trustee who is required to oversee the management and operation of DIRECTV Puerto Rico and, has the authority, subject to certain conditions, to divest ownership of this interest, in accordance with a Trust Agreement that has been submitted to the FCC.

        DBS operators are subject to extensive FCC regulation, including: (1) licensing of DBS satellites, earth stations and ancillary communications authorizations; (2) assignment of frequencies and orbital slots, relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite; (3) compliance with the terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites; and (4) avoidance of interference with the operations of other entities that use the radio spectrum.

        DBS operators also must comply with Communications Act and FCC requirements, including the following:

  •
  Carriage of Local Broadcast Stations.    The Satellite Home Viewer Improvement Act of 1999 (SHVIA) allows satellite carriers to retransmit the signals of local broadcast television stations in the stations' local markets without obtaining authorization from the holders of copyrights in the individual programs carried by those stations. However, SHVIA also imposes a must carry obligation on satellite carriers. This must carry obligation requires satellite carriers that choose to take advantage of the statutory copyright license in a local market to carry upon request the signals of all qualifying television broadcast stations within that local market, subject to certain limited exceptions. In addition, the FCC issued an order requiring mandatory carriage of HD digital signals in an increasing number of markets each year, requiring so-called "HD carry-one, carry-all" in all local markets served by 2013. Moreover, Congress may amend the must carry rules when it considers SHVERA (as defined below) reauthorization this year.

  •
  Limitations On the Retransmission of Distant Television Signals.    Another portion of SHVIA, as amended by the Satellite Home Viewer Extension and Reauthorization Act of 2004 (SHVERA) permits satellite retransmission of distant network stations (those that originate outside of a satellite subscriber's local television market) only to "unserved households." The distant-signal provisions of SHVERA will expire at the end of 2009. Congress may decline to renew those provisions, which could severely restrict DIRECTV U.S.'s ability to retransmit distant signals. Congress could also adopt amendments to SHVERA, including those suggested by the Copyright Office, that would limit the provision of distant signals.

  •
  Public Interest Requirements.    The FCC has imposed certain public interest obligations on DBS operators, including a requirement that such providers set aside four percent of channel capacity exclusively for noncommercial programming of an educational or informational nature, for which DIRECTV U.S. must charge programmers below-market rates and for which it may not impose additional charges on subscribers. FCC rules also require DIRECTV U.S. to comply with a number of political broadcasting requirements to which broadcasters are subject under the Communications Act, as well as limits on the commercialization of children's programming applicable to cable operators.

  •
  National Emergency Alert System.    The Emergency Alert System (EAS) requires participants to interrupt programming during nationally-declared emergencies and to pass through emergency-related information. FCC rules require satellite carriers to participate in the "national" portion of EAS.

  •
  Spectrum Allocation and License Assignment.    DBS frequencies and available DBS orbital locations capable of supporting DIRECTV's business have become increasingly scarce. While DIRECTV has obtained additional DTH service capacity and continues to explore new sources of DBS/DTH capacity, there can be no assurance that DIRECTV will obtain further capacity. In 2007, the FCC adopted new service and licensing rules for the Broadcasting Satellite Service (BSS) in the 17.3-17.8 GHz and 24.75-25.25 GHz bands, or 17/24 GHz BSS. This spectrum, also known as the "reverse band" (in that transmissions from these satellites to consumers would occur in spectrum currently used for uplinking programming to traditional DBS satellites), could provide a new source of additional DTH capacity. The FCC recently has approved DIRECTV's applications for authority to launch and operate satellites in the 17/24 GHz BSS.

  •
  Rules Governing Co-Existence With Other Satellite and Terrestrial Services and Service Providers in the MVPD Industry.    The FCC has adopted rules to allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency band as the one used by direct broadcast satellite and Ku-Band-based fixed satellite services. In the same proceeding, the FCC concluded that multi-channel video and data distribution services (MVDDS) can share spectrum with DBS operators on a non-interference basis, and adopted rules and a method for assigning licenses in that service. While the FCC has established service and technical rules to govern the non-geostationary orbit and MVDDS services to protect DBS operations from harmful interference, these rules may not be sufficient to prevent such interference, and the introduction of such services into spectrum used by DIRECTV for DBS service may have a material adverse impact on its operations.

  •
  Orbital Debris.    The FCC also has adopted rules that require satellite operators to take certain measures to mitigate the dangers of collision and orbital debris. Among other things, these rules impose certain requirements for satellite design and end-of-life disposal maneuvers for all satellites launched after March 18, 2002, which apply to seven of DIRECTV's in-orbit satellites. The requirements for end-of-life disposal could result in a slight reduction in the operational life of each new satellite.

  •
  Geographic Service.    The FCC requires DBS licensees to comply with certain geographic service obligations intended to foster the provision of DBS service to subscribers residing in the states of Alaska and Hawaii. The state of Hawaii has filed a Petition for Administrative Sanctions and a third party has requested that the FCC examine DIRECTV's compliance with the rules. Although DIRECTV believes that it is in compliance with the FCC rules, it cannot be certain that the FCC will not require it to make potentially cumbersome and costly changes to its offerings.

  •
  International Telecommunications Union Rules.    DIRECTV is required by international rules to coordinate the use of the frequencies on its satellites with other satellite operators who may interfere with DIRECTV or who may suffer interference from DIRECTV's operations.

        DBS/DTH providers are subject to other federal and state regulatory requirements, such as Federal Trade Commission, FCC and state telemarketing and advertising rules, and subscriber privacy rules similar to those governing other MVPDs. DIRECTV has agreed with the Federal Trade Commission to (1) review and monitor compliance with telemarketing laws by any companies it authorizes to do telemarketing as well as by independent retailers, (2) investigate and respond to complaints about alleged improper telemarketing and (3) terminate its relationship with marketers or retailers found in violation. Similarly, it has agreed with certain state attorneys general to comply with advertising disclosure requirements and monitor compliance by independent retailers.

        Although Congress has granted the FCC exclusive jurisdiction over the provision of DTH satellite services, aspects of DBS/DTH service remain regulated at the state and local level. For example, the FCC has promulgated rules prohibiting restrictions by local government agencies, such as zoning commissions, and private organizations, such as homeowners associations, on the placement of DBS receiving antennas. Local governments and homeowners associations, however, may continue to regulate the placement of such antennas if necessary to accomplish a clearly defined public safety objective or to preserve a recognized historic district, and may also apply to the FCC for a waiver of FCC rules if there are other local concerns of a special or unusual nature. In addition, a number of state and local governments have attempted to impose consumer protection, customer service and other types of regulation on DBS operators. Although Congress has prohibited local taxation of the provision of DBS service, taxation at the state level is permissible, and many states have imposed such taxes.

        In Latin America, DTVLA and its subsidiaries are subject to laws and regulations in each country in which they operate that govern many of the same aspects of DIRECTV's operations as in the United States, such as landing rights for satellites; spectrum, earth station and other licenses; must carry and other requirements with respect to the channels carried by DTVLA; regulations governing telemarketing and customer service, etc. Regulatory regimes in Latin America are generally less developed than in the United States, as a result of which the application of existing laws and regulations to DBS providers is at times uncertain. In addition, there are certain areas where regulations in Latin America are stricter than in the United States, including certain labor and consumer protection laws. Foreign exchange laws in some countries can have a material impact on DIRECTV's ability to repatriate funds to the United States. Also, recently in several countries such as Brazil laws have been proposed that would require DTVLA or its subsidiaries to carry certain thresholds of domestic or "national" content which, if approved, could have a material impact on DTVLA's subsidiaries operating in those countries.

Programming Services

        In the United States, the FCC regulates the providers of satellite communications services and facilities for the transmission of programming services, the cable television systems and other MVPDs that distribute such services, and, to some extent, the availability of the programming services themselves through its regulation of program licensing. Cable television systems are currently subject to federal rate regulation on the provision of basic service, except where subject to effective competition under FCC rules, and continued rate regulation or other franchise conditions could place downward pressure on the fees cable television companies are willing or able to pay for programming services in which LEI has interests. Regulatory carriage requirements also could adversely affect the number of channels available to carry the programming services in which LEI has an interest.

        Regulation of Program Licensing.    FCC rules preclude virtually all exclusive programming contracts between cable operators and satellite programmers affiliated with any cable operator (unless the FCC first determines that the contract serves the public interest) and generally prohibit a cable operator that has an attributable interest in a satellite programmer from improperly influencing the terms and conditions of sale to unaffiliated MVPDs. FCC regulations also require that affiliated programmers make their programming services available to cable operators and competing MVPDs on terms and conditions that do not unfairly discriminate among distributors. Although Liberty Media no longer owns LCPR, FCC rules continue to attribute an ownership interest in LCPR to Liberty Media and therefore LEI, thereby subjecting Liberty Media and LEI and satellite-delivered programming services in which either has an interest to the program access rules. In 2007, the FCC extended the prohibition on exclusive programming contracts until 2012 and amended the program access rules. The FCC Order also imposed program carriage conditions intended to prevent discrimination against unaffiliated programmers, program access conditions intended to ensure non-discriminatory access to programming, and specific conditions for the RSNs, such as mandatory arbitration.

        Regulation of Ownership.    In 1993, the FCC adopted regulations limiting carriage by a cable operator of national programming services in which that operator holds an attributable interest. The United States Court of Appeals for the District of Columbia Circuit vacated and remanded these rules in 2001. In response to the Court's decision, the FCC issued further notices of proposed rulemaking in 2001 and in 2005 to consider channel occupancy limitations. Even if these rules were readopted by the FCC, they would have little impact on programming companies in which LEI has interests based upon its current attributable interests in cable systems.

        Regulation of Carriage of Broadcast Stations.    The 1992 Cable Act granted broadcasters a choice of must carry rights or retransmission consent rights. The rules adopted by the FCC coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could adversely affect some or substantially all of the programming services in which LEI has interests by limiting the carriage of such services in cable systems with limited channel capacity.

        A-La-Carte-Proceeding.    In 2004, the FCC's Media Bureau conducted a notice of inquiry proceeding regarding the feasibility of selling video programming services "a-la-carte," i.e. on an individual or small tier basis. The Media Bureau released a report in 2004, which concluded that a-la-carte sales of video programming services would not result in lower video programming costs for most consumers and that they would adversely affect video programming networks. In 2006, the Media Bureau released a new report which stated that the 2004 report was flawed and which concluded that a-la-carte sales could be in the best interests of consumers. Although the FCC's authority to mandate a-la-carte sales has been questioned, its endorsement of the concept could encourage Congress to consider proposals to mandate a-la-carte sales or otherwise seek to impose greater regulatory controls on how programming is sold by MVPDs. GSN and the RSNs, which are distributed in tiers or packages of programming services, could experience decreased distribution if a-la-carte carriage were mandated.

        Copyright Regulation.    Programming services must obtain any necessary music performance rights from the rights holders. These rights generally are controlled by the music performance rights organizations of the American Society of Composers, Authors and Publishers, Broadcast Music, Inc. and the Society of European Stage Authors and Composers, each with rights to the music of various artists.

        As of January 1, 2006, all "new" English language programming, defined as analog programming first published or exhibited on or after January 1, 1998, and digital programming first aired on or after July 1, 2002, must be captioned, with some exceptions. English language programming preceding those dates must generally be captioned at a rate of 75% per channel per quarter. While the FCC's rules place the responsibility for closed captioning on the MVPD that distributes the programming, those distributors are entitled to rely on certifications of compliance from programmers, and such certifications are often required as a condition of carriage.

Internet Services

        The Internet businesses in which LEI has interests are subject, both directly and indirectly, to various laws and governmental regulations. Certain of LEI's subsidiaries engaged in the provision of services over the Internet must comply with federal and state laws and regulations applicable to online communications and commerce. For example, the Children's Online Privacy Protection Act prohibits web sites from collecting personally identifiable information online from children under age 13 without parental consent and imposes a number of operational requirements. Certain email activities are subject to the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, commonly known as the CAN-SPAM Act. The CAN-SPAM Act regulates the sending of unsolicited commercial email by requiring the email sender, among other things, to comply with specific disclosure requirements and to provide an "opt-out" mechanism for recipients. Both of these laws include statutory penalties for non-compliance. Various states also have adopted laws regulating certain aspects of Internet communications.

        Congress and individual states may consider additional online privacy legislation. Other Internet-related laws and regulations enacted in the future may cover issues such as defamatory speech, copyright infringement, pricing and characteristics and quality of products and services. The future adoption of such laws or regulations may slow the growth of commercial online services and the Internet, which could in turn cause a decline in the demand for the services of the Internet companies in which LEI has interests and increase such companies' costs of doing business or otherwise have an adverse effect on their businesses, operating results and financial conditions. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as libel, personal privacy and taxation is uncertain and could expose these companies to substantial liability.

Proposed Changes in Regulation

        The regulation of DBS providers, programming services, and Internet services is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that LEI's business will not be adversely affected by future legislation, new regulation or deregulation.

Competition

        DIRECTV faces substantial competition from other MVPDs and from emerging digital media distribution providers. Competitors include companies that offer video, audio, interactive programming, telephony, data and other entertainment services, including cable television, other DTH companies, telcos, wireless companies and companies that are developing new technologies (such as video over internet). Many competitors have access to substantially greater financial and marketing resources. LEI believes DIRECTV's brand, the quality and variety of video, audio and interactive programming, access to service, availability of HD and DVR services, customer service and price are the key elements for attaining and retaining subscribers.

        The pay television and other emerging broadband video and data markets in Latin America are highly competitive. In each of the markets in which DTVLA operates, DTVLA competes primarily with other providers of pay television, who distribute their programming by satellite, cable, terrestrial microwave systems, traditional over the air broadcasting or the Internet. In a number of the markets, existing wireline telephony operators have announced their intention to upgrade their infrastructure in order to provide new and enhanced services, and these and other companies have announced plans to build wireless broadband networks that will also be capable of delivering broadband, telephony and video services. In addition, in certain markets DTVLA faces significant competition from illegal and informal sector pay television operations. DTVLA competes primarily on the basis of programming selection, price, technology and quality.

        LEI's programming businesses compete with other programmers for distribution on a limited number of cable and satellite television channels. Increasing concentration in the MVPD industry could adversely affect the programming companies in which LEI has interests by reducing the number of distributors to whom they sell their programming, subjecting more of their programming sales to volume discounts and increasing the distributors' bargaining power in negotiating new affiliation agreements. Once distribution is obtained, the LEI's programming services compete for viewers and advertisers with other cable and off-air broadcast television programming services as well as with other entertainment media, including home video, pay-per-view services, online activities and other forms of news, information and entertainment. LEI's programming businesses also compete for creative talent and programming content. LEI believes that the principal competitive factors for its programming businesses are prices charged for programming and advertising, the quantity, quality and variety of the programming offered and the effectiveness of marketing efforts.

        LEI's Internet-based communications businesses compete for web traffic with a multitude of other web-based venues and many of the offline entertainment options described above. LEI believes that the principal competitive factors are quality content and user-friendly interfaces.

Employees

  LEI

        LEI currently has no corporate employees. LEI anticipates that, subsequent to the Split-Off, Liberty Media will provide LEI with certain management and administrative services pursuant to the services agreement, which will include the services of LEI executive officers who will remain executive officers of Liberty Media after the Split-Off. However, if the DTV Business Combination is completed immediately following the Split-Off, the services agreement will never be executed. See "Certain

Relationships and Related Transactions—Relationships between LEI and Liberty Media—Services Agreement."

        As of June 30, 2009 (and assuming the internal restructuring had been effected on that date), LEI's consolidated subsidiaries had an aggregate of approximately 150 full-time and part-time employees. Except for certain employees of Liberty Sports Holdings, none of these employees is represented by a labor union or covered by a collective bargaining agreement. LEI believes that these employee relations are good.

  Holdings

        Holdings currently has no corporate employees. Holdings anticipates that, subsequent to the completion of the DTV Business Combination, the directors and executive officers of DIRECTV will be the initial directors and executive officers of Holdings. See "Management of Holdings."

        As of June 30, 2009 (and assuming the DTV Business Combination had been effected on that date), Holdings' consolidated subsidiaries had an aggregate of approximately 22,000 full-time and part-time employees.

Properties

  LEI

        LEI leases office space for its corporate headquarters in Englewood, Colorado from Liberty Media. Following the completion of the DTV Business Combination, LEI's principal executive offices will be the current DIRECTV principal executive offices located at 2230 East Imperial Highway, El Segundo, California. All of LEI's other real or personal property is owned or leased by its subsidiaries and business affiliates.

        LEI's subsidiaries and business affiliates own or lease the fixed assets necessary for the operation of their respective businesses, including office space, transponder space, headends, cable television and telecommunications distribution equipment, telecommunications switches and customer equipment (including converter boxes). LEI's management believes that the current facilities of LEI's subsidiaries and business affiliates are suitable and adequate for their business operations for the foreseeable future.

  Holdings

        Following the completion of the DTV Business Combination, Holdings principal executive offices will be the current DIRECTV principal executive offices located at 2230 East Imperial Highway, El Segundo, California. All of Holdings' other real or personal property will be owned or leased by its subsidiaries and business affiliates.

        Holdings' subsidiaries and business affiliates will own or lease the fixed assets necessary for the operation of their respective businesses.

        As of June 30, 2009, DIRECTV had approximately 150 owned and leased locations operating in the United States and Latin America. The major locations of the DIRECTV U.S. segment include eight administrative offices, two broadcast centers and six call centers. The major locations of the DTVLA segment include 10 administrative offices, four broadcast centers and eight call centers.

Legal Proceedings

  Legal Proceedings Regarding the DTV Business Combination

        There are multiple purported class action complaints pending against DIRECTV, Liberty Media and the DIRECTV board of directors in the Delaware Court of Chancery and the California State Court. The stockholder complaints are purported class actions on behalf of the stockholder plaintiffs which allege, among other things, that the DIRECTV board of directors breached their fiduciary duties in approving the Merger Agreement. The stockholder plaintiffs seek to enjoin the Mergers and seek an award of compensatory damages. DIRECTV, the DIRECTV board of directors and Liberty Media intend to defend vigorously against these allegations; but if the stockholder plaintiffs were to prevail in obtaining an injunction in such litigation the completion of the Mergers would be delayed or prevented. Please see "DTV Business Combination—Legal Proceedings Regarding the DTV Business Combination."

  Intellectual Property Litigation

        DIRECTV is a defendant in several unrelated lawsuits claiming infringement of various patents relating to various aspects of its businesses. In certain of these cases other industry participants are also defendants, and also in certain of these cases DIRECTV expects that any potential liability would be the responsibility of its equipment vendors pursuant to applicable contractual indemnification provisions. To the extent that the allegations in these lawsuits can be analyzed by DIRECTV at this stage of their proceedings, DIRECTV believes the claims are without merit and intend to defend the actions vigorously. The final disposition of these claims is not expected to have a material adverse effect on DIRECTV's consolidated financial position, but could possibly be material to its consolidated results of operations of any one period. No assurance can be given that any adverse outcome would not be material to its consolidated financial position.

  Finisar Corporation

        DIRECTV was successful in 2008 in its effort to have the jury verdict in the Finisar case vacated on appeal. The original verdict found the patent to be valid and willfully infringed, and the jury awarded approximately $79 million in damages. The trial court increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million. DIRECTV was also ordered to pay into escrow $1.60 per new set-top receiver manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or was otherwise found to be invalid. On April 18, 2008, the Court of Appeals reversed the verdict of the district court in part, vacated the findings of infringement, and remanded for further proceedings on the remaining issues finding that the district court had applied erroneous interpretations of certain terms of the claims. The Court found a principal independent claim to be anticipated and therefore invalid, and remanded for further proceedings regarding validity of other asserted claims in view of this finding. The Court reversed the verdict of willful infringement, and affirmed the earlier ruling finding several claims to be invalid prior to trial. Following these decisions, DIRECTV's appeal bond was terminated and the escrowed royalties were returned to DIRECTV. The case was remanded to the district court and, on May 19, 2009, summary judgment was granted in favor of DIRECTV. Finisar has filed a notice of appeal and a briefing schedule for the new appeal has been set.

  Early Cancellation Fees

        In 2008, a number of plaintiffs filed putative class action lawsuits in state and federal courts challenging the early cancellation fees DIRECTV assesses its customers when they do not fulfill their programming commitments. There are several lawsuits currently pending—some in California state court purporting to represent statewide classes, and some in federal courts purporting to represent nationwide classes. The lawsuits seek both monetary and injunctive relief. While the theories of liability vary, the lawsuits generally challenge these fees under state consumer protection laws as both unfair and inadequately disclosed to customers. Each of the lawsuits is at an early stage. Where possible, DIRECTV is moving to compel these cases to arbitration in accordance with its customer agreement, but in states such as California where the enforceability of the arbitration provision is limited, DIRECTV intends to defend against these allegations in court. DIRECTV believes that its early cancellation fees are adequately disclosed, and represent reasonable estimates of the costs its incurs when customers cancel service before fulfilling their programming commitments.

 Annex B

RESTATED CERTIFICATE OF INCORPORATION

OF

LIBERTY ENTERTAINMENT, INC.

        LIBERTY ENTERTAINMENT, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

          (1)   The name of the Corporation is Liberty Entertainment, Inc. The original Certificate of Incorporation of the Corporation was filed on January 6, 2009.

          (2)   This Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation of the Corporation.

          (3)   This Restated Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its sole stockholder in accordance with Section 228 of the General Corporation Law of the State of Delaware.

          (4)   The Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

 ARTICLE I

NAME

        The name of the corporation is Liberty Entertainment, Inc. (the "Corporation").

ARTICLE II

REGISTERED OFFICE

        The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is the Corporation Service Company.

ARTICLE III

PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as the same may be amended from time to time, the "DGCL").

 ARTICLE IV

AUTHORIZED STOCK

        The total number of shares of capital stock which the Corporation will have authority to issue is eight billion, two hundred million (8,200,000,000) shares, of which:

          (1)   eight billion, one hundred fifty million (8,150,000,000) shares will be of a class designated as Common Stock, par value $0.01 per share ("Common Stock"), such class will be divided into series as follows:

    a.
    four billion (4,000,000,000) shares of Common Stock will be of a series designated as "Series A Common Stock" (the "Series A Common Stock");

    b.
    one hundred fifty million (150,000,000) shares of Common Stock will be of a series designated as "Series B Common Stock" (the "Series B Common Stock");

    c.
    four billion (4,000,000,000) shares of Common Stock will be of a series designated as "Series C Common Stock" (the "Series C Common Stock"); and

          (2)   fifty million (50,000,000) shares will be of a class designated as Preferred Stock, par value $0.01 per share ("Preferred Stock"), which are undesignated as to series and are issuable in accordance with the provisions of Article IV, Section D (the "Series Preferred Stock") and the DGCL.

        Effective upon the filing of this Restated Certificate of Incorporation (as it may from time to time hereafter be amended or restated, this "Restated Certificate") with the Secretary of State of the State of Delaware, each share of Common Stock, par value $0.01 per share, of the Corporation that is issued and outstanding immediately prior to the effective time of this Restated Certificate is hereby reclassified, changed and converted, ipso facto and without any other action on the part of the Corporation or the stockholders thereof, into (A) one (1) share of Series A Common Stock, par value $0.01 per share, of the Corporation and (B) one (1) share of Series B Common Stock, par value $0.01 per share, of the Corporation.

        The description of the Common Stock and the Preferred Stock of the Corporation, and the relative rights, preferences and limitations thereof, or the method of fixing and establishing the same, are as hereinafter set forth in this Article IV.

SECTION A

CERTAIN DEFINITIONS AND INTERPRETATIONS

        Unless the context otherwise requires, the terms defined below will have, for all purposes of this Restated Certificate, the meanings herein specified:

          "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with such Person.

          "Beneficial Ownership" means beneficial ownership for U.S. federal income tax purposes. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

          "Beneficiary" shall mean, with respect to the Trust, one or more organizations described in each of Section 170(b)(l)(A) (other than clauses (vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of Article IV, Section C.6.

          "Board of Directors" or "Board" means the Board of Directors of the Corporation and, unless the context indicates otherwise, also means, to the extent permitted by law, any committee thereof authorized, with respect to any particular matter, to exercise the power of the Board of Directors of the Corporation with respect to such matter.

          "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto.

          "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by agreement, or otherwise. The terms "Controls", "Controlled" and "Controlling" will have corresponding meanings.

          "Convertible Securities" means (x) any securities of the Corporation (other than any series of Common Stock) that are directly or indirectly convertible into or exchangeable for, or that evidence the right to purchase, directly or indirectly, securities of the Corporation or any other Person, whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise, and (y) any securities of any other Person that are directly or indirectly convertible into or exchangeable for, or that evidence the right to purchase, directly or indirectly, securities of such Person or any other Person (including the Corporation), whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise.

          "DIRECTV Merger" shall have the meaning set forth in the Merger Agreement.

          "Equity Stock" means any and all shares, interests, participation rights or other equivalents (however designated, whether voting or nonvoting) of capital stock, membership interests or equivalent ownership interests in or issued by the Corporation; it being understood that Equity Stock shall include shares of Common Stock of the Corporation.

          "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

          "Holdings" shall have the meaning set forth in the Merger Agreement.

          "Liberty" shall have the meaning set forth in the Merger Agreement.

          "Malone Agreement" means the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, as it may be amended from time to time, by and among the Corporation, The DIRECTV Group, Inc., Holdings, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A.

          "Market Price" of any class or series of Equity Stock means, on any date of determination:

            (1)   if, at the date of determination, the security is reported on the NASDAQ—Global Select Market or listed on a national securities exchange in the United States, then the Market Price shall be deemed to be the Volume Weighted Average Trading Price of the daily sales prices as reported on the NASDAQ—Global Select Market, and, if not so listed, shall be deemed to be the Volume Weighted Average Trading Price of the daily sales prices as reported on such national securities exchange other than the NASDAQ—Global Select Market or on the New York Stock Exchange, as applicable, in each case for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination;

            (2)   if, at the date of determination, the security is not so listed or reported, but a "regular, active public market" exists for such security (as determined in the good faith, sole discretion of the Board, whose decision shall be conclusive and binding), then the Market Price shall be deemed to be the Volume Weighted Average Trading Price of the daily bid and ask quotations in the over-the-counter market for the security for the five (5) consecutive

    Trading Days preceding and ending on the Trading Day immediately prior to the date of determination. For purposes of the foregoing, a market in which trading is sporadic and the ask quotations generally exceed the bid quotations by more than 15% shall not be deemed to be a "regular, active public market;" or

            (3)   if, at the date of determination, neither clause (1) nor clause (2) of this definition applies, then the Market Price shall be deemed to be the fair market value of the security as determined in the good faith, sole discretion of the Board, whose determination shall be conclusive and binding.

          "Merger Agreement" means the Agreement and Plan of Merger, dated as of May 3, 2009, as it may be amended from time to time, by and among the Corporation, Liberty, The DIRECTV Group, Inc., Holdings, DTVG One, Inc. and DTVG Two, Inc.

          "Non-Transfer Event" means an event (other than a purported Transfer) occurring after the Split-Off Effective Time that would cause or result in a direct or indirect increase in the percentage of any Person's ownership of the outstanding shares of Equity Stock (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any Treasury regulations promulgated thereunder); provided that the consummation of the transactions, including the Restructuring and the Split-Off, specifically contemplated by the Transaction Agreements (and the receipt of, or transfer of, shares of Equity Stock in connection therewith) shall not result in or constitute a "Non-Transfer Event"; and provided, further, that the redemption, purchase or other acquisition by the Corporation or any of its Subsidiaries of shares of Equity Stock shall not result in or constitute a "Non-Transfer Event."

          "Permitted Transferees" means any Person designated as a Permitted Transferee in accordance with the provisions of Article IV, Section C.10.

          "Person" means (a) an individual or any corporation, partnership, limited liability company, estate, trust, association, private foundation, joint stock company or any other entity, (b) a "group" as the term is used for purposes of Section 13(d)(3) of the Exchange Act; but shall not include an underwriter that participates in a public offering of stock (including Equity Stock) for a period of 90 days following purchase by such underwriter of such stock, and (c) a "person" as such term is used in Section 355(e) of the Code.

          "Prohibited Owner" means, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Equity Stock by the provisions of Article IV, Section C.

          "Prohibited Party" means, collectively, (x) any Person that had an agreement, understanding, arrangement, or engaged in substantial negotiations (within the meaning of Treasury Regulation Section 1.355-7), in each case, regarding an acquisition of Equity Stock, or capital stock of Liberty, The DIRECTV Group, Inc. or Holdings during the two (2) year period preceding the Split-Off and (y) (i) any Person from whom ownership of Equity Stock would be attributed to the Person described in clause (x) hereof for purposes of Section 355(e) of the Code and (ii) any member of a "coordinating group" as defined in Treasury Regulation Section 1.355-7(h)(4) that includes the Person described in clause (x) hereof (or any Person from whom ownership of Equity Stock would be attributed to such member for purposes of Section 355(e) of the Code).

          "Prohibition Period" means the period beginning at the Split-Off Effective Time and ending on the day after the date that is the one year anniversary of the date of the Split-Off Effective Time; provided that if, (a) prior to the day after the date that is the one year anniversary of the date of the Split-Off Effective Time, a Prohibited Party enters into an agreement, understanding, arrangement or substantial negotiations (within the meaning of Treasury Regulation Section 1.355-7) (collectively, an "Agreement") which contemplates a transaction which, if consummated prior to such day, would constitute a Transfer or Non-Transfer Event that would result in Excess Shares being transferred to a Trust and (b) such Prohibited Party entered into an Agreement with respect to such transaction or a similar acquisition (within the meaning of Treasury Regulation Section 1.355-7) on or prior to the date of the Split-Off Effective Time, then with respect to such Prohibited Party only, the Prohibition Period shall be extended until the later to occur of one day after (i) the date that is the two year anniversary of the date of the Split-Off Effective Time, and (ii) the date that is the six month anniversary of the date such transaction is consummated or such Agreement is terminated, as the case may be.

          "Purported Beneficial Transferee" means, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic transfer of Excess Shares to a Trust, the purported transferee of Beneficial Ownership of such shares if such purported Transfer had not been prohibited by Article IV, Section C.

          "Purported Record Transferee" means, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic transfer of Excess Shares to a Trust, the purported record transferee of such shares if such purported Transfer had not been prohibited by Article IV, Section C.

          "Restructuring" shall have the meaning set forth in the Merger Agreement.

          "Series A Convertible Securities" means Convertible Securities convertible into or exercisable or exchangeable for Series A Common Stock.

          "Series B Consent" means the prior consent of the holders of at least 75% of the outstanding shares of Series B Common Stock, voting as a separate class, which consent may be obtained at a meeting of stockholders of the Corporation or by written consent pursuant to this Restated Certificate.

          "Series B Convertible Securities" means Convertible Securities convertible into or exercisable or exchangeable for Series B Common Stock.

          "Series C Convertible Securities" means Convertible Securities convertible into or exercisable or exchangeable for Series C Common Stock.

          "Splitco Merger" shall have the meaning set forth in the Merger Agreement.

          "Split-Off" shall have the meaning set forth in the Merger Agreement.

          "Split-Off Effective Time" shall have the meaning set forth in the Merger Agreement.

          "Subsidiary" when used with respect to any Person, means any other Person (1) of which (x) in the case of a corporation, at least (A) 50% of the equity or (B) 50% of the voting interests are owned or Controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries or (y) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (A) owns at least 50% of the equity interests thereof or (B) has the power to elect or direct the election of at least 50% of the members of the governing body thereof or otherwise has Control over such organization or entity; or (2) that is required to be consolidated with such first Person for financial reporting purposes under GAAP.

          "Trading Day" shall mean 9:30 a.m. through 4:00 p.m., Eastern Time, of any day on which the principal national securities exchange on which any of the shares of Equity Stock are listed or admitted to trading is open for the transaction of business or, if none of the shares of Equity Stock are listed or admitted to trading on any national securities exchange, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

          "Transaction Agreements" shall have the meaning set forth in the Merger Agreement.

          "Transfer" (as a noun) means any sale, transfer, gift, assignment, devise or other disposition of Beneficial Ownership of Equity Stock occurring after the Split-off Effective Time, whether voluntary or involuntary and whether by operation of law or otherwise; provided that, solely for purposes of Article IV, Section C, the consummation of the transactions, including the Restructuring and the Split-off, specifically contemplated by the Transaction Agreements (and the receipt of, or transfer of, shares of Equity Stock in connection therewith), shall not result in or constitute a "Transfer." "Transfer" (as a verb) shall have the correlative meaning.

          "Trust" shall mean the trust created and administered in accordance with the terms of Article IV, Section C.6, for the exclusive benefit of any Beneficiary.

          "Trustee" shall mean any Person, unaffiliated with both the Corporation and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Equity Stock that would have been owned of record by the Prohibited Owner), designated by the audit committee of the Board to act as trustee of the Trust, or any successor trustee thereof.

          "Underlying Securities" means, with respect to any class or series of Convertible Securities, the class or series of securities into which such class or series of Convertible Securities are directly or indirectly convertible, or for which such Convertible Securities are directly or indirectly exchangeable, or that such Convertible Securities evidence the right to purchase or otherwise receive, directly or indirectly.

          "Volume Weighted Average Trading Price" means, with respect to any Trading Day, the weighted average of the reported per share prices at which transactions in the relevant Equity Stock are executed on the NASDAQ or other national securities exchange during such Trading Day (weighted based on the number of shares of the relevant Equity Stock traded), as such weighted average price appears on the Bloomberg screen "Volume at Price" page for such Equity Stock.

SECTION B

SERIES A COMMON STOCK, SERIES B COMMON STOCK AND
SERIES C COMMON STOCK

        Each share of Series A Common Stock, each share of Series B Common Stock and each share of Series C Common Stock will, except as otherwise provided in this Restated Certificate, be identical in all respects and will have equal rights, powers and privileges.

        1.    Voting Rights.

        Holders of Series A Common Stock will be entitled to one vote for each share of such stock held, and holders of Series B Common Stock will be entitled to ten votes for each share of such stock held, on all matters that may be submitted to a vote of stockholders of the Corporation (regardless of whether such holders are voting together with the holders of all Voting Securities (as defined below), or as a separate class with the holders of one or more series of Common Stock or Series Preferred Stock, or as a separate series of Common Stock, or otherwise). Holders of Series C Common Stock will not be entitled to any voting powers, except as (and then only to the extent) otherwise required by the laws of the State of Delaware. If a vote or consent of the holders of Series C Common Stock should at any time be required by the laws of the State of Delaware on any matter, the holders of Series C Common Stock will be entitled to one-hundredth (1/100) of a vote on such matter for each share of Series C Common Stock held.

        Except (A) as may otherwise be required by the laws of the State of Delaware, (B) as may otherwise be provided in this Restated Certificate, or (C) as may otherwise be provided in any Series

Preferred Stock Designation (as defined in Article IV, Section D), the holders of outstanding shares of Series A Common Stock, the holders of outstanding shares of Series B Common Stock and the holders of outstanding shares of each series of Series Preferred Stock that is designated as a Voting Security and is entitled to vote thereon in accordance with the terms of the applicable Series Preferred Stock Designation will vote as one class with respect to the election of directors and with respect to all other matters to be voted on by stockholders of the Corporation (including, without limitation, and irrespective of the provisions of Section 242(b)(2) of the DGCL, any proposed amendment to this Restated Certificate that would (x) increase (i) the number of authorized shares of Common Stock or any series thereof, (ii) the number of authorized shares of Preferred Stock or any series thereof or (iii) the number of authorized shares of any other class or series of capital stock of the Corporation hereafter established or (y) decrease (i) the number of authorized shares of Common Stock or any series thereof, (ii) the number of authorized shares of Preferred Stock or any series thereof or (iii) the number of authorized shares of any other class or series of capital stock of the Corporation hereafter established (but, in each case, not below the number of shares of such class or series of capital stock, as the case may be, then outstanding)), and no separate class or series vote or consent of the holders of shares of any class or series of capital stock of the Corporation will be required for the approval of any such matter.

        The term "Voting Securities" means the Series A Common Stock, the Series B Common Stock and any series of Series Preferred Stock which by the terms of its Series Preferred Stock Designation is designated as a Voting Security, provided that each such series of Series Preferred Stock will be entitled to vote together with the other Voting Securities only as and to the extent expressly provided for in the applicable Series Preferred Stock Designation.

        2.    Conversion Rights.

        (a)   Each share of Series B Common Stock will be convertible, at the option of the holder thereof, into one fully paid and non-assessable share of Series A Common Stock. Any such conversion may be effected by any holder of Series B Common Stock by surrendering such holder's certificate or certificates for the Series B Common Stock to be converted, duly endorsed, at the office of the Corporation or any transfer agent for the Series B Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified number of shares of Series B Common Stock represented by such certificate and stating the name or names in which such holder desires the certificate or certificates representing shares of Series A Common Stock to be issued and, if less than all of the shares of Series B Common Stock represented by one certificate are to be converted, the name or names in which such holder desires the certificate representing such remaining shares of Series B Common Stock to be issued. If so required by the Corporation, any certificate representing shares surrendered for conversion in accordance with this Article IV, Section B.2(a) will be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or the duly authorized representative of such holder, and will, if required by the last sentence of Article IV, Section B.2(b), be accompanied by payment, or evidence of payment, of applicable issue or transfer taxes. Promptly thereafter, the Corporation will issue and deliver to such holder or such holder's nominee or nominees, a certificate or certificates representing the number of shares of Series A Common Stock to which such holder will be entitled as herein provided. If less than all of the shares of Series B Common Stock represented by any one certificate are to be converted, the Corporation will issue and deliver to such holder or such holder's nominee or nominees a new certificate representing the shares of Series B Common Stock not converted. Such conversion will be deemed to have been made at the close of business on the date of receipt by the Corporation or any such transfer agent of the certificate or certificates, notice and, if required, instruments of transfer and payment or evidence of payment of taxes referred to above, and the person or persons entitled to receive the Series A Common Stock issuable on such conversion will be treated for all purposes as the record holder or holders of such Series A Common Stock on that date. A number of shares of Series A

Common Stock equal to the number of shares of Series B Common Stock outstanding from time to time will be set aside and reserved for issuance upon conversion of shares of Series B Common Stock. Shares of Series A Common Stock and shares of Series C Common Stock will not be convertible into shares of any other series of Common Stock.

        (b)   The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of certificates representing shares of Common Stock on conversion of shares of Series B Common Stock pursuant to this Article IV, Section B.2. The Corporation will not, however, be required to pay any tax that may be payable in respect of any issue or delivery of certificates representing any shares of Common Stock in a name other than that in which the shares of Series B Common Stock so converted were registered and no such issue or delivery will be made unless and until the person requesting the same has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

        3.    Dividends.

        Whenever a dividend, other than a dividend that constitutes a Share Distribution, is paid to the holders of any series of Common Stock then outstanding, the Corporation will also pay to the holders of each other series of Common Stock then outstanding an equal dividend per share. Dividends will be payable only as and when declared by the Board of Directors of the Corporation out of assets of the Corporation legally available therefor. Whenever a Share Distribution is paid to the holders of any series of Common Stock then outstanding, the Corporation will also pay a Share Distribution to the holders of each other series of Common Stock then outstanding, as provided in Article IV, Section B.4 below. For purposes of this Article IV, Section B.3 and Article IV, Section B.4, a "Share Distribution" means a dividend or distribution (including a distribution made in connection with any stock-split, reclassification, recapitalization, dissolution, winding up or full or partial liquidation of the Corporation) payable in shares of any class or series of capital stock, Convertible Securities or other securities of the Corporation or any other Person.

        4.    Share Distributions.

        If at any time a Share Distribution is to be made with respect to any series of Common Stock, such Share Distribution may be declared and paid only as follows:

          (a)   a Share Distribution (i) consisting of shares of Series C Common Stock or Series C Convertible Securities may be declared and paid to holders of Series A Common Stock, Series B Common Stock and Series C Common Stock, on an equal per share basis, or (ii) consisting of (x) shares of Series A Common Stock or Series A Convertible Securities may be declared and paid to holders of Series A Common Stock, on an equal per share basis, (y) shares of Series B Common Stock or Series B Convertible Securities may be declared and paid to holders of Series B Common Stock, on an equal per share basis, and (z) shares of Series C Common Stock or Series C Convertible Securities may be declared and paid to holders of Series C Common Stock, on an equal per share basis; or

          (b)   subject to Article IV, Section B.4(c) below, a Share Distribution consisting of any class or series of securities of the Corporation or any other Person other than Series A Common Stock, Series B Common Stock or Series C Common Stock (or Series A Convertible Securities, Series B Convertible Securities or Series C Convertible Securities), may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Series A Common Stock, Series B Common Stock and Series C Common Stock, (ii) separate classes or series of securities, on an equal per share basis, to the holders of each such series of Common Stock or (iii) a separate class or series of securities to the holders of one or more series of Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of Common Stock; provided, that, in connection with a Share

  Distribution pursuant to clause (ii) or clause (iii), (1) such separate classes or series of securities (and, if the distribution consists of Convertible Securities, the Underlying Securities) do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), with holders of shares of Series B Common Stock receiving the class or series of securities having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of each other series of Common Stock receiving securities of a class or series having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution, as applicable) among the Series A Common Stock, the Series B Common Stock and the Series C Common Stock, and (2) in the event the securities to be received by the holders of shares of Common Stock other than the Series B Common Stock consist of different classes or series of securities, with each such class or series of securities (or the Underlying Securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), then such classes or series of securities will be distributed to the holders of each series of Common Stock (other than the Series B Common Stock) (A) as the Board of Directors determines or (B) such that the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) of the class or series of securities (or the Underlying Securities) to be received by the holders of each series of Common Stock (other than the Series B Common Stock) corresponds to the extent practicable to the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) of such series of Common Stock, as compared to the other series of Common Stock (other than the Series B Common Stock).

          (c)   So long as any shares of Series B Common Stock are issued and outstanding, unless a Series B Consent has been received approving the terms of such Share Distribution, (i) no Share Distribution may be declared or paid if the securities to be received by the holders of the Series C Common Stock in such Share Distribution (and, if the Share Distribution consists of Convertible Securities, the Underlying Securities with respect thereto) are entitled to vote with respect to matters upon which security holders of the issuer thereof are generally entitled to vote (other than to an extent no greater than the holders of Series C Common Stock are entitled to vote upon matters as provided in this Restated Certificate); and (ii) no Share Distribution of securities entitled to vote generally upon matters that may be submitted to a vote of security holders of the issuer thereof, whether consisting of any class or series of securities of the Corporation or any other Person (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase such securities), may be declared or paid unless the securities to be received by the holders of Series B Common Stock in such Share Distribution (and, if the Share Distribution consists of Convertible Securities, the Underlying Securities with respect thereto) at all times have voting power with respect to matters upon which security holders of the issuer thereof are generally entitled to vote per share or other unit ("Per Share Voting Power") of not less than ten times the Per Share Voting Power of the securities (and, if the Share Distribution consists of Convertible Securities, the Underlying Securities with respect thereto) to be received in such Share Distribution by the holders of each other series of Common Stock receiving securities entitled to such voting power, if any.

        5.    Reclassification.

        The Corporation will not reclassify, subdivide or combine one series of Common Stock without reclassifying, subdividing or combining each other series of Common Stock, on an equal per share basis. Any such reclassification, subdivision or combination must also satisfy the requirements set forth in Article VII of this Restated Certificate.

        6.    Liquidation and Dissolution.

        In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Corporation and subject to the payment in full of the preferential or other amounts to which any series of Series Preferred Stock are entitled, the holders of shares of Series A Common Stock, the holders of shares of Series B Common Stock and the holders of shares of Series C Common Stock will share equally, on a share for share basis, in the assets of the Corporation remaining for distribution to the holders of Common Stock. Neither the consolidation or merger of the Corporation with or into any other Person or Persons nor the sale, transfer or lease of all or substantially all of the assets of the Corporation will itself be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Article IV, Section B.6.

SECTION C

EXCESS SHARES

        1.    Purpose.    For purposes of (x) protecting the Corporation and its stockholders from potential adverse tax effects that could result for U.S. income tax purposes from certain changes in ownership of shares of Equity Stock in light of the Corporation's participation in the Splitco Merger and related transactions, and (y) inducing The DIRECTV Group, Inc. to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the provisions of this Article IV, Section C shall apply. In the event the Merger Agreement is terminated, (i) no shares of Equity Stock will thereafter be transferred to the Trust pursuant to the provisions of this Article IV, Section C, and (ii) any outstanding Excess Shares held in the Trust will be automatically transferred to the Prohibited Owner with respect to the shares of Equity Stock at the time of their transfer to the Trust pursuant to this Article IV, Section C (including any additional shares of Equity Stock held in the Trust attributable to such Excess Shares as a result of any Share Distributions affecting such Excess Shares occurring since the date such Excess Shares were transferred to such Trust).

        2.    Prohibited Transfers.    If, notwithstanding any other provisions contained herein, at any time during the Prohibition Period, there is a purported Transfer or Non-Transfer Event such that any Person otherwise would be treated as acquiring shares of Equity Stock, directly or indirectly (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any Treasury regulations promulgated thereunder), and (x) such Person is, or upon such purported Transfer or Non-Transfer Event, would become, a ten-percent shareholder of the Corporation, a controlling shareholder of the Corporation, or a member of a coordinating group that is, or upon such purported Transfer or Non-Transfer Event, would become, a ten-percent shareholder of the Corporation or a controlling shareholder of the Corporation, each as defined in Treasury Regulation Section 1.355-7, or (y) both (A) the acquisition of shares of Equity Stock would not be considered, for purposes of Section 355(e) of the Code, to be not part of a plan that includes the Split-Off by reason of the application of Safe Harbor VII set forth in Treasury Regulation Section 1.355-7(d)(7), and (B) such Person is a Prohibited Party, then except as otherwise provided in Article IV, Section C.3 or C.17, (I) the Purported Record Transferee (and the Purported Beneficial Transferee, if different) shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Equity Stock purportedly Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in such number of shares of Equity Stock

(the "Excess Shares"), (II) the Excess Shares (rounded up to the nearest whole share) of Equity Stock shall be automatically transferred to a Trust, without any action on the part of the Corporation or any holder of shares of Equity Stock, in accordance with Article IV, Section C.6 below, and (III) such Purported Record Transferee (and such Purported Beneficial Transferee, if different) or, in the case of a Non-Transfer Event, the Person who, immediately prior to such automatic transfer, was the holder of record title to the shares of Equity Stock automatically transferred, shall submit the certificates representing such number of shares of Equity Stock to the Corporation, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the Trustee of the Trust. Such transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so transferred may be submitted to the Corporation at a later date. For purposes of this Article IV, Section C, (A) the number of shares of Equity Stock treated as acquired in the case of a Non-Transfer Event shall be equal to the number of shares which cause or result in an increase in the percentage of a Person's Beneficial Ownership of the outstanding shares of Equity Stock, and (B) in the case of a Person described in clause (x), but not in clause (y), of this Article IV, Section C.2, Excess Shares shall not include such number of shares of Equity Stock, if any, as may be acquired by such Person without causing such Person to become a ten-percent shareholder of the Corporation, a controlling shareholder of the Corporation, or a member of a coordinating group that is a ten-percent shareholder of the Corporation or a controlling shareholder of the Corporation, each as defined in Treasury Regulation Section 1.355-7.

        3.    Waiver of Restrictions.

        (a)   The Board may, in its sole discretion, waive the restrictions set forth in Article IV, Section C.2 with respect to a particular Transfer of shares of Equity Stock or a particular Non-Transfer Event in the event of an inadvertent violation of the provisions thereof by any Person, so long as such waiver is conditioned upon such Person promptly disposing (and such Person does in fact promptly dispose) of a sufficient number of shares of Equity Stock such that any such violation ceases to exist.

        (b)   Notwithstanding Article IV, Section C.2, any transfer of shares of Equity Stock by the Corporation to any Person, or by any Person to the Corporation, shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Article IV, Section C.2.

        4.    Remedies for Breach.    If the Corporation, or its designees, shall at any time determine in good faith that a Transfer has taken place that triggers the automatic transfer provisions of Article IV, Section C.2 above or that a Person intends to acquire or has attempted to acquire, directly or indirectly, any shares of Equity Stock, which, if completed, would trigger the automatic transfer provisions of Article IV, Section C.2 above, the Corporation shall, and shall cause its agents to, take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the stock transfer books of the Corporation or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the automatic transfer to a Trust in accordance with Article IV, Section C.6 below.

        5.    Notice of Restricted Transfer.    Any Person who acquires or attempts to acquire shares of Equity Stock, which, if such acquisition were completed, would trigger the automatic transfer provisions of Article IV, Section C.2 above, or any Person who owned shares of Equity Stock that were transferred to a Trust pursuant to Article IV, Section C.6 below, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event on the tax-free status of the Split-Off. In the event that a Person determines that Equity Stock has been acquired and such acquisition would trigger the automatic transfer provisions of Article IV, Section C.2 above, such Person shall immediately give written notice to the Corporation of such acquisition and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such acquisition on the tax-free status of the Split-Off.

        6.    Transfer in Trust.    Upon the Split-Off Effective Time, the Corporation shall create, or cause to be created, a Trust, and the audit committee of the Board shall designate a Trustee. Upon any purported Transfer or Non-Transfer Event that results in the transfer of Excess Shares to a Trust pursuant to Article IV, Section C.2 above, (i) the Corporation shall name a Beneficiary of the Trust and (ii) such Excess Shares, which shall have been automatically transferred to such Trust pursuant to Article IV, Section C.2 above, shall be held for the exclusive benefit of the Beneficiary, subject to the other provisions of this Article IV, Section C. Any transfer of Excess Shares to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the Trust. Excess Shares held in trust shall continue to be issued and outstanding shares of stock of the Corporation.

        7.    Dividend Rights.

        (a)   The Trustee, as record holder of the Excess Shares, shall be entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner shall not be entitled to receive any dividends or distributions with respect to Excess Shares and shall be required to repay the amount or return, as applicable, to the Trust any dividends or distributions received by it (a) that are attributable to any Excess Shares and (b) the record date of which was on or after the date that such shares were transferred to a Trust. The Corporation shall take all measures that it determines are reasonably necessary to recover any such dividend or distribution paid or delivered to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Equity Stock purportedly Beneficially Owned by the Person who, but for the provisions of this Article IV, Section C, would Beneficially Own the shares of Equity Stock that were transferred to the Trust; and, as soon as reasonably practicable following the Corporation's receipt or withholding thereof, shall pay over to the Trust for the benefit of the Beneficiary the dividends or distributions so received or withheld, as the case may be.

        (b)   Notwithstanding the provisions of Article IV, Section C.7(a), the provisions of Article IV, Section C shall apply to any shares of Equity Stock distributed in a Share Distribution in respect of Excess Shares (an "Event"). Any Excess Shares held by the Trustee following such Event shall continue to be treated as Excess Shares, and any Equity Stock distributed in respect of such Excess Shares pursuant to such Event shall be treated as Excess Shares. Following an Event, (x) a Prohibited Owner shall have the right to receive payment pursuant to Article IV, Section C.8 or C.11 in respect of each Excess Share attributable to such Prohibited Owner in an amount adjusted to reflect such Event, and (y) the Corporation's purchase price of each Excess Share attributable to such Prohibited Owner pursuant to Article IV, Section C.12 shall be adjusted to reflect such Event.

        8.    Liquidation of the Corporation.    In the event of any voluntary or involuntary liquidation of, or winding up of, the Corporation, the Trustee, as the holder of Excess Shares, shall be entitled to receive, ratably with each other holder of shares of the same class or series of Equity Stock, that portion of the assets of the Corporation that is available for distribution to the holders of such class or series of Equity Stock. The Trust shall distribute to the Prohibited Owner the amounts received with respect to the Excess Shares attributable to such Prohibited Owner upon such liquidation, dissolution, or winding up; provided, however, that the Prohibited Owner shall not be entitled to receive amounts in excess of, (I) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the transfer of such shares of Equity Stock to the Trust, the product of (x) the price per share, if any, such Prohibited Owner paid for such shares of Equity Stock and (y) the number of such shares of such class or series of Equity Stock which were transferred to the

Trust, and (II) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise), and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the transfer of the shares to the Trust, the product of (i) the price per share equal to the Market Price of such class or series of Equity Stock on the date of such Non-Transfer Event or purported Transfer and (ii) the number of shares of each such class or series of Equity Stock that were so transferred to the Trust. Any remaining amount in such Trust shall be distributed to the Beneficiary.

        9.    Voting Rights.    The Trustee, as record holder of the Excess Shares, shall have all voting rights with respect to those shares, which rights shall be exercised exclusively for the benefit of the Beneficiary. The Prohibited Owner shall have no voting rights with respect to any Excess Shares held in the Trust and, subject to applicable law, effective as of the date the shares have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void or revoke any vote by a Prohibited Owner as a purported holder of Excess Shares prior to the discovery by the Corporation that such shares of Equity Stock have been transferred to the Trust in which case the vote of such Excess Shares shall be void ab initio, and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

        10.    Restrictions on Transfer; Sale of Excess Shares.

        (a)   As soon as practicable after the Trustee acquires Excess Shares and complies with the last sentence of this Article IV, Section C.10(a), but in an orderly fashion so as not to materially adversely affect the trading price of Equity Stock, the Trustee shall designate one or more Persons as Permitted Transferees and sell to such Permitted Transferees any Excess Shares held by the Trustee; provided, however, that (x) any Permitted Transferee so designated purchases for cash (whether in a public or private sale) the Excess Shares and (y) a Person may be designated as a Permitted Transferee only to the extent such Person may acquire the Excess Shares without violating any of the restrictions set forth in Article IV, Section C.2 above and without such acquisition resulting in the transfer of such shares to a Trust pursuant to Article IV, Section C.6 above. Subject to the foregoing, the Trustee shall have the exclusive and absolute right to designate Permitted Transferees of any and all Excess Shares. Prior to any Transfer by the Trustee of any Excess Shares to a Permitted Transferee, the Trustee shall give not less than five Trading Days prior written notice to the Corporation of such intended Transfer and the Corporation must have waived in writing its purchase rights under Article IV, Section C.12 below if such intended Transfer would occur during the 30-day period referred to therein.

        (b)   Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this Article IV, Section C.10, the Trustee shall cause to be Transferred to the Permitted Transferee Excess Shares acquired by the Trustee pursuant to Article IV, Section C.6 above. The Trustee shall (x) cause to be recorded on the stock transfer books of the Corporation that the Permitted Transferee is the holder of record of such number of shares of Equity Stock, and (y) distribute to the Beneficiary any and all amounts held with respect to such shares of Equity Stock after making payment to the Prohibited Owner pursuant to Article IV, Section C.11 below.

        (c)   If the Transfer of Excess Shares to a purported Permitted Transferee would or does violate any of the transfer restrictions set forth in Article IV, Section C.2 above, such Transfer shall be void ab initio as to that number of Excess Shares that causes the violation of any such restriction when such shares are Transferred and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such Equity Stock. Such shares of Equity Stock shall be automatically transferred to the Trust from which they were originally Transferred. Such transfer to the Trust shall be effective as of the close of trading on the Trading Day prior to the date of the Transfer to the purported Permitted Transferee and the provisions of this Article IV, Section C shall apply to such shares, including, without limitation, the provisions of Article IV, Sections C.10 through C.12 with respect to any future transfer of such shares by the Trust.

        11.    Payments to Prohibited Owner.    Any Prohibited Owner shall be entitled (following the sale of Excess Shares to a Permitted Transferee in accordance with Article IV, Section C.10 above or following the acceptance of the offer to purchase such shares in accordance with Article IV, Section C.12 below) to receive from the Trustee following the sale or other disposition of such Excess Shares the lesser of (a)(i) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the transfer to a Trust of Excess Shares, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of such class or series of Equity Stock that were transferred to the Trust and (y) the number of such shares of such class or series of Equity Stock that were transferred to the Trust and (ii) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the transfer to a Trust of Excess Shares, the product of (x) the price per share equal to the Market Price of such class or series of Equity Stock on the date of such Non-Transfer Event or purported Transfer and (y) the number of such shares of such class or series of Equity Stock that were transferred to the Trust, or (b) the proceeds received by the Trustee from the sale or other disposition of such Excess Shares (net of any commissions and other expenses of sale) in accordance with Article IV, Section C.10 above or Article IV, Section C.12 below. Any amounts received by the Trustee in respect of such Excess Shares which are in excess of such amounts to be paid to the Prohibited Owner pursuant to this Article IV, Section C.11 shall be distributed to the Beneficiary. The Trustee and the Trust shall not be liable for, and each Beneficiary and Prohibited Owner shall be deemed to have irrevocably waived, any claim by a Beneficiary or Prohibited Owner arising out of the disposition of Excess Shares, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this Article IV, Section C.11 by, such Trustee.

        12.    Purchase Right in Stock Transferred to Trustee.    Excess Shares shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the price per share of the class or series of Equity Stock paid by the Prohibited Owner in the purported Transfer that resulted in the transfer of such Excess Shares to the Trust (or, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares (e.g., if the shares were received through a gift or devise), the Market Price of the class or series of Equity Stock on the date of such Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for the shares). The Corporation shall have the right to accept such offer for a period of 30 days following the later of (x) the date of the Non-Transfer Event or purported Transfer which results in the transfer of Excess Shares to a Trust or (y) the date the Board first determines that a Non-Transfer Event or Transfer resulting in Excess Shares has occurred, if the Corporation does not receive a notice of such Non-Transfer Event or Transfer pursuant to Article IV, Section C.5.

        13.    Remedies Not Limited; Interpretations.    Nothing contained in this Article IV shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders from potential adverse tax effects that could result from certain changes in ownership of shares of Equity Stock. Notwithstanding anything herein to the contrary, the Board shall have the power and authority to administer the provisions of this Article IV, Section C and to make all interpretations and determinations with respect thereto which, if made in good faith, and absent manifest error, shall be conclusive and binding.

        14.    Legend.    Each certificate for shares of Equity Stock (if and to the extent certificated) shall bear the following or a similar legend:

  "The shares of Liberty Entertainment, Inc. (the "Corporation") represented by this certificate are subject to restrictions on transfer and otherwise, as set forth in the Corporation's Restated

  Certificate of Incorporation, including restrictions based upon a holder's ownership of shares of Equity Stock, and to automatic transfer to a Trust upon the occurrence of certain events, all as set forth therein. Capitalized terms used herein and not defined herein are defined in the Corporation's Restated Certificate of Incorporation.

  The Corporation will furnish without charge, to each stockholder who so requests, a copy of the relevant provisions of the Corporation's Restated Certificate of Incorporation, which set forth the limitations and restrictions on ownership or transfer of Equity Stock. Any such request may be addressed to the Secretary of the Corporation or to the transfer agent named on the face hereof."

        15.    Severability.    Each provision of this Section shall be severable and an adverse judicial determination as to any such provision or a judicial modification of such provision shall in no way affect the validity of any other provisions.

        16.    NASDAQ Transactions.    Nothing in this Article IV, Section C shall preclude the settlement of any transaction entered into through the facilities of the NASDAQ or any other national securities exchange or automated inter-dealer quotation system. In no event shall the existence or application of the preceding sentence have the effect of deterring or preventing the transfer to a Trust of Excess Shares as contemplated herein.

        17.    Exemption.    Notwithstanding anything set forth in this Article IV, Section C to the contrary, (A)(i) any shares of Equity Stock that are Beneficially Owned (as defined in the Malone Agreement for purposes of this Section C.17) by a Malone (as defined in the Malone Agreement) and (ii) any shares of Equity Stock issued or issuable in respect of any Malone Awards (as defined in the Malone Agreement) (as well as the Malone Awards themselves), shall not be subject to this Article IV, Section C and such shares of Equity Stock shall not be automatically transferable to a Trust or otherwise treated as Excess Shares, and any transfer of such shares of Equity Stock (or Malone Awards) by a Malone that is made in accordance with the terms of the Malone Agreement shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Article IV, Section C.2, (B) any transfer of shares of Equity Stock in an Exempt Transfer (as defined in the Malone Agreement) that is made in accordance with the terms of the Malone Agreement shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Article IV, Section C.2 and the shares of Equity Stock so transferred shall not be automatically transferable to a Trust or otherwise treated as Excess Shares, and (C) any transfer of shares of Equity Stock to any Person in connection with the Restructuring or the Split-off shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Article IV, Section C.2. For the avoidance of doubt, the provisions of this Article IV, Section C.17 shall not affect any obligations of any holder thereof pursuant to Section 4 of the Malone Agreement.

SECTION D

SERIES PREFERRED STOCK

        1.     The Preferred Stock may be divided and issued in one or more series from time to time, with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions thereof, as will be stated and expressed herein or in a resolution or resolutions providing for the issue of each such series adopted by the Board of Directors as hereinafter provided (a "Series Preferred Stock Designation").

        2.     The Board of Directors, in the Series Preferred Stock Designation with respect to a series of Series Preferred Stock (a copy of which will be filed as required by law), will, without limitation of the foregoing and subject to the limitations of the DGCL, be authorized to designate one or more series of Series Preferred Stock and with respect to each such series of Series Preferred Stock to fix by resolution or resolutions providing for the issue of each series of Series Preferred Stock the powers (including voting powers, full or limited, if any) of the shares of such Series Preferred Stock and the designations, preferences, and relative, participating, optional, or other rights, and qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series of Series Preferred Stock shall include, but not be limited to, the determination or fixing of the following:

          (a)   the distinctive serial designations and the number of authorized shares of such series, which may be increased or decreased from time to time, but not below the number of shares thereof then outstanding, by a certificate made, signed and filed as required by law (except where otherwise provided in a Series Preferred Stock Designation);

          (b)   the dividend rate or amounts, if any, for such series, the date or dates from which dividends on all shares of such series will be cumulative, if dividends on shares of such series will be cumulative, and the relative preferences or rights of priority, if any, or participation, if any, with respect to payment of dividends on shares of such series;

          (c)   the rights of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if any, and the relative preferences or rights of priority, if any, of payment of shares of such series;

          (d)   the right, if any, of the holders of such series to convert or exchange such shares into or for other classes or series of a class of stock or indebtedness of the Corporation or of another Person, and the terms and conditions of such conversion or exchange, including provision for the adjustment of the conversion or exchange rate in such events as the Board of Directors may determine;

          (e)   the voting powers, if any, of the holders of such series, including whether such series will be a Voting Security and, if so designated, the terms and conditions on which such series may vote together with the holders of any other class or series of capital stock of the Corporation;

          (f)    the terms and conditions, if any, for the Corporation to purchase or redeem shares of such series; and

          (g)   any other relative rights, powers, preferences and limitations, if any, of such series.

        3.     The Board of Directors is hereby expressly authorized to exercise its authority with respect to fixing and designating various series of the Series Preferred Stock and determining the relative rights, powers and preferences, if any, thereof to the full extent permitted by applicable law, subject to any stockholder vote that may be required by this Restated Certificate. All shares of any one series of the Series Preferred Stock will be alike in every particular. Except to the extent otherwise expressly provided in the Series Preferred Stock Designation for a series of Series Preferred Stock, the holders of shares of such series will have no voting rights except as may be required by the laws of the State of Delaware.

        4.     Except as may be provided by the Board of Directors in a Series Preferred Stock Designation or by law, shares of any series of Series Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or acquired by the Corporation, or which, if convertible or exchangeable, have been delivered for conversion or exchange will have the status of authorized and unissued shares of Series Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reissued as part of a new series of Series Preferred Stock to be created by a Series Preferred Stock Designation or as part of any other series of Series Preferred Stock.

 ARTICLE V

DIRECTORS

SECTION A

NUMBER OF DIRECTORS

        The governing body of the Corporation will be a Board of Directors. Subject to any rights of the holders of any series of Series Preferred Stock to elect additional directors, the number of directors will not be less than three (3) and the exact number of directors will be fixed by the Board of Directors by resolution. Election of directors need not be by written ballot.

SECTION B

CLASSIFICATION OF THE BOARD

        Except as otherwise fixed by or pursuant to the provisions of Article IV hereof relating to the rights of the holders of any series of Series Preferred Stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of Series Preferred Stock, the Board of Directors will be divided into three classes: Class I, Class II and Class III. Each class will consist, as nearly as possible, of a number of directors equal to one-third (1/3) of the number of members of the Board of Directors authorized as provided in this Article IV, Section A (other than directors elected by the holders of any Series of Series Preferred Stock). The term of office of the initial Class I directors will expire at the annual meeting of stockholders in 2011; the term of office of the initial Class II directors will expire at the annual meeting of stockholders in 2012; and the term of office of the initial Class III directors will expire at the annual meeting of stockholders in 2010. At each annual meeting of stockholders of the Corporation the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director's earlier death, resignation or removal.

SECTION C

REMOVAL OF DIRECTORS

        Subject to the rights of the holders of any series of Series Preferred Stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of the then outstanding Voting Securities entitled to vote thereon, voting together as a single class.

SECTION D

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

        Subject to the rights of holders of any series of Series Preferred Stock, vacancies on the Board of Directors resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the Board of Directors, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until such director's successor will have been elected and qualified or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director, except as may be provided in the applicable Series Preferred Stock

Designation with respect to any additional director elected by the holders of the applicable series of Series Preferred Stock.

SECTION E

LIMITATION ON LIABILITY AND INDEMNIFICATION

        1.    Limitation On Liability.    To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Corporation will not be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or modification of this Article V, Section E.1 will be prospective only and will not adversely affect any limitation, right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification.

        2.    Indemnification.

          (a)    Right to Indemnification.    The Corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, representative or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person. Such right of indemnification will inure whether or not the claim asserted is based on matters that antedate the adoption of this Article V, Section E. The Corporation will be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation (except as otherwise provided in Section E.2(c) of this Article V).

          (b)    Advancement of Expenses.    The Corporation will pay the expenses (including attorneys' fees) incurred by any person entitled to indemnification under this Article V, Section E in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by any such indemnified person in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by such indemnified person to repay all amounts advanced if it should be ultimately determined that such indemnified person is not entitled to be indemnified under this Article V, Section E or otherwise.

          (c)    Claims.    If a claim for indemnification or payment of expenses under this Section is not paid in full within 30 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, to the extent permitted by law, will be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation will have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

          (d)    Non-Exclusivity of Rights.    The rights conferred on any person by this Section will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Restated Certificate, the Bylaws, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

          (e)    Insurance.    The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification provisions of this Article V, Section E; and (ii) to indemnify or insure directors and officers against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article V, Section E.

          (f)    Other Indemnification.    The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity.

        3.    Amendment or Repeal.

        Any amendment, modification or repeal of the foregoing provisions of this Article V, Section E will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal or any proceeding relating to any such act or omission, whether such proceeding is commenced before or after the time of such amendment, modification or repeal.

SECTION F

AMENDMENT OF BYLAWS

        In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors, by action taken by the affirmative vote of not less than 75% of the members of the Board of Directors then in office, is hereby expressly authorized and empowered to adopt, amend or repeal any provision of the Bylaws of this Corporation ("Bylaws").

ARTICLE VI

MEETINGS OF STOCKHOLDERS

SECTION A

ANNUAL AND SPECIAL MEETINGS

        Subject to the rights of the holders of any series of Series Preferred Stock and except as provided in Article VI, Section B, stockholder action may be taken only at an annual or special meeting. Except (i) as otherwise provided in a Series Preferred Stock Designation with respect to any series of Series Preferred Stock, (ii) as otherwise prescribed by law or (iii) as otherwise may be required by another provision of this Restated Certificate, special meetings of the stockholders of the Corporation, for any purpose or purposes, will be called by the Secretary of the Corporation (i) upon the written request of the holders of not less than 66 2/3% of the total voting power of the then outstanding Voting Securities entitled to vote thereon or (ii) at least 75% of the members of the Board of Directors then in office.

SECTION B

ACTION WITHOUT A MEETING

        No action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied; provided, however, that notwithstanding the foregoing, (i) the holders of the Series B Common Stock may take action by written consent for purposes of providing a Series B Consent in accordance with Article IV, Section B.4(c) or Article VII of this Restated Certificate, and (ii) holders of any series of Series

Preferred Stock may take action by written consent to the extent provided in a Series Preferred Stock Designation with respect to such series.

ARTICLE VII

ACTIONS REQUIRING SUPERMAJORITY STOCKHOLDER VOTE

        Subject to the rights of the holders of any series of Series Preferred Stock, the affirmative vote of the holders of at least 80% of the total voting power of the then outstanding Voting Securities, voting together as a single class at a meeting specifically called for such purpose, will be required in order for the Corporation to take any action to authorize:

          (a)   the amendment, alteration or repeal of any provision of this Restated Certificate or the addition or insertion of other provisions herein; provided, however, that this clause (a) will not apply to any such amendment, alteration, repeal, addition or insertion (i) as to which the laws of the State of Delaware, as then in effect, do not require the consent of this Corporation's stockholders, or (ii) that at least 75% of the members of the Board of Directors then in office have approved; provided, further that, notwithstanding the foregoing, so long as any shares of Series B Common Stock are issued and outstanding, unless the Corporation will have obtained a Series B Consent with respect to such amendment, alteration, repeal, addition or insertion, (x) the Corporation will not amend, alter or repeal the provisions of this clause (a) or any provision of Article IV, Section B of this Restated Certificate and (y) the Corporation will not amend, alter or repeal any provision of this Restated Certificate or add to or insert any provision in this Restated Certificate if (1) such amendment, alteration, repeal, addition or insertion would result, directly or indirectly, in the reclassification or recapitalization of the then outstanding shares of Common Stock into securities of the Corporation or any other Person (or securities convertible into or exchangeable for, or which evidence the right to purchase, securities of the Corporation or any other Person) and (2) (A) the securities to be held or received by the holders of Series B Common Stock as a result of such reclassification or recapitalization (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) would have no voting power, or would have Per Share Voting Power of less than ten times the Per Share Voting Power of the securities (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) to be held or received as a result of such reclassification or recapitalization by the holders of shares of Series A Common Stock (or, if there are two or more other series of Common Stock then outstanding, that series of Common Stock holding or receiving, as a result of such reclassification or recapitalization, securities (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) having the next highest Per Share Voting Power relative to the securities (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) to be held or received by the holders of Series B Common Stock), or (B) the securities to be held or received by the holders of Series C Common Stock as a result of such reclassification or recapitalization (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) would be entitled to vote with respect to matters upon which security holders of the issuer thereof are generally entitled to vote (other than to an extent no greater than the holders of Series C Common Stock are entitled to vote upon matters as provided in this Restated Certificate);

          (b)   the adoption, amendment or repeal of any provision of the Bylaws of the Corporation; provided, however, that this clause (b) will not apply to, and no vote of the stockholders of the Corporation will be required to authorize, the adoption, amendment or repeal of any provision of the Bylaws of the Corporation by the Board of Directors in accordance with the power conferred upon it pursuant to Article V, Section F of this Restated Certificate;

          (c)   the merger or consolidation of this Corporation with or into any other Person or any other business combination involving the Corporation; provided, however, that this clause (c) will not apply to any such merger, consolidation or business combination (i) as to which the laws of the State of Delaware, as then in effect, do not require the consent of this Corporation's stockholders, or (ii) that at least 75% of the members of the Board of Directors then in office have approved;

          (d)   the sale, lease or exchange of all, or substantially all, of the assets of the Corporation; provided, however, that this clause (d) will not apply to any such sale, lease or exchange that at least 75% of the members of the Board of Directors then in office have approved; or

          (e)   the dissolution of the Corporation; provided, however, that this clause (e) will not apply to such dissolution if at least 75% of the members of the Board of Directors then in office have approved such dissolution.

Subject to the foregoing provisions of this Article VII, the Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Restated Certificate, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other Persons whomsoever by and pursuant to this Restated Certificate in its present form or as hereafter amended are granted subject to the rights reserved in this Article VII.

ARTICLE VIII

SECTION 203 OF THE DGCL

        The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE IX

CERTAIN BUSINESS OPPORTUNITIES

        1.    Certain Acknowledgements; Definitions.    In recognition and anticipation that (a) directors and officers of the Corporation may serve as directors, officers, employees and agents of any other corporation, company, partnership, association, firm or other entity, including, without limitation, Subsidiaries and Affiliates of the Corporation ("Other Entity"), (b) the Corporation, directly or indirectly, may engage and is expected to continue to engage in the same, similar or related lines of business as those engaged in by any Other Entity and other business activities that overlap with or compete with those in which such Other Entity may engage, (c) the Corporation may have an interest in the same areas of business opportunity as any Other Entity, (d) the Corporation may engage in material business transactions with any Other Entity and its Affiliates, including (without limitation) receiving services from, providing services to or being a significant customer or supplier to such Other Entity and its Affiliates, and that the Corporation and such Other Entity or one or more of their respective Subsidiaries or Affiliates may benefit from such transactions, and (e) as a consequence of the foregoing, it is in the best interests of the Corporation that the rights of the Corporation, and the duties of any directors or officers of the Corporation (including any such persons who are also directors, officers or employees of any Other Entity), be determined and delineated in respect of (x) any transactions between the Corporation and its Subsidiaries or Affiliates, on the one hand, and such Other Entity and its Subsidiaries or Affiliates, on the other hand, and (y) any potential transactions or matters that may be presented to officers or directors of the Corporation, or of which such officers or directors may otherwise become aware, which potential transactions or matters may constitute business opportunities of the Corporation or any of its Subsidiaries or Affiliates, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with such Other Entity and of the benefits to be derived by the

Corporation by the possible service as directors or officers of the Corporation and its Subsidiaries of Persons who may also serve from time to time as directors, officers or employees of such Other Entity, the provisions of this Article IX will, to the fullest extent permitted by law, regulate and define the conduct of the business and affairs of the Corporation in relation to such Other Entity and its Affiliates, and as such conduct and affairs may involve such Other Entity's respective directors, officers or employees, and the powers, rights, duties and liabilities of the Corporation and its officers and directors in connection therewith and in connection with any potential business opportunities of the Corporation. Any Person purchasing or otherwise acquiring any shares of capital stock of the Corporation, or any interest therein, will be deemed to have notice of and to have consented to the provisions of this Article IX. References in this Article IX to "directors," "officers" or "employees" of any Person will be deemed to include those Persons who hold similar positions or exercise similar powers and authority with respect to any Other Entity that is a limited liability company, partnership, joint venture or other non-corporate entity.

        2.    Duties of Directors and Officers Regarding Potential Business Opportunities; No Liability for Certain Acts or Omissions.    If a director or officer of the Corporation is offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Corporation or any of its Subsidiaries or Affiliates, in which the Corporation could, but for the provisions of this Article IX, have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a "Potential Business Opportunity"), (i) such director or officer will, to the fullest extent permitted by law, have no duty or obligation to refer such Potential Business Opportunity to the Corporation, or to refrain from referring such Potential Business Opportunity to any Other Entity, or to give any notice to the Corporation regarding such Potential Business Opportunity (or any matter related thereto), (ii) such director or officer will not be liable to the Corporation or any of its Subsidiaries, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Corporation or any of its Subsidiaries, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Corporation or any of its Subsidiaries regarding such Potential Business Opportunity or any matter relating thereto, (iii) any Other Entity may engage or invest in, independently or with others, any such Potential Business Opportunity, (iv) the Corporation shall not have any right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom, and (v) the Corporation shall have no interest or expectancy, and hereby specifically renounces any interest or expectancy, in any such Potential Business Opportunity, unless both the following conditions are satisfied: (A) such Potential Business Opportunity was expressly offered to a director or officer of the Corporation solely in his or her capacity as a director or officer of the Corporation or as a director or officer of any Subsidiary of the Corporation and (B) such opportunity relates to a line of business in which the Corporation or any of its Subsidiaries is then directly engaged.

        3.    Amendment of Article IX.    No alteration, amendment or repeal, or adoption of any provision inconsistent with, any provision of this Article IX will have any effect upon (a) any agreement between the Corporation or an Affiliate thereof and any Other Entity or an Affiliate thereof, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the "Amendment Time"), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Corporation or an Affiliate thereof and any Other Entity or an Affiliate thereof, before the Amendment Time, (c) the allocation of any business opportunity between the Corporation or any Subsidiary or Affiliate thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any director or officer of the Corporation or any Subsidiary of the Corporation (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

 ARTICLE X

STOCK NOT ASSESSABLE

        The capital stock of this Corporation shall not be assessable. It shall be issued as fully paid, and the private property of the stockholders shall not be liable for the debts, obligations or liabilities of this Corporation.

        IN WITNESS WHEREOF, the undersigned has signed this Restated Certificate of Incorporation this            day of                                    , 2009.

LIBERTY ENTERTAINMENT, INC.
By:	Charles Y. Tanabe Executive Vice President

Annex C—Liberty Entertainment, Inc., LMC Entertainment and Liberty Media Corporation

Financial Statements

Liberty Entertainment, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion and analysis provides information concerning Liberty Entertainment, Inc.'s ("LEI") combined results of operations and financial condition. The historical financial statements for the assets and businesses to be owned by LEI upon completion of the Split Off are included in this Annex C under the heading "LMC Entertainment." Any reference to "we," "us" or "our" refers to LEI in this section only. This discussion should be read in conjunction with LMC Entertainment's combined financial statements for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006.

Overview

        We are currently a wholly-owned subsidiary of Liberty Media Corporation ("Liberty Media"). Upon completion of the Split Off, we will become an independent, publicly-traded company and will own controlling and non-controlling interests in video programming and direct-to-home ("DTH") satellite distribution companies. Our most significant asset is our approximate 57% ownership interest in The DIRECTV Group, Inc. ("DIRECTV"), which we account for as an equity method investment due to a voting arrangement with DIRECTV which limits our ability to control DIRECTV. Our largest operating subsidiary is Liberty Sports Holdings, LLC ("Liberty Sports Group"), which we acquired in February 2008. In addition to the foregoing business, as of June 30, 2009, we held a 65% interest in Game Show Network, LLC ("GSN"), which we account for as an equity method investment.

        Effective April 9, 2009, we completed a series of transactions pursuant to which FUN Technologies, Inc. ("FUN"), a previously wholly-owned subsidiary of our company, became a wholly-owned subsidiary of GSN ("FUN Transaction"). Such transaction increased our ownership interest in GSN from 50% to 65%. Due to certain governance arrangements which limit our ability to control GSN, we continue to account for GSN as an equity affiliate.

        The components of the FUN Transaction were as follows:

  (1)
  We sold a 35% interest in FUN to Sony Pictures Entertainment ("Sony") for $63 million in cash proceeds.

  (2)
  We purchased a 15% interest in GSN from Sony for $90 million in cash.

  (3)
  Immediately following steps (1) and (2) above, we owned a 65% interest in each of GSN and FUN, and Sony owned a 35% interest in each of the two companies. We and Sony then contributed our respective interests in FUN to GSN in exchange for additional membership interests in GSN.

        Following the FUN Transaction, we and Sony own 65% and 35% of GSN, respectively, and GSN owns 100% of FUN. Accordingly, we no longer consolidate FUN's results of operations. For reporting purposes, FUN is not shown as a discontinued operation due to our significant continuing involvement in FUN's operations through our 65% ownership interest in GSN.

        On May 3, 2009, we and Liberty Media entered into an Agreement and Plan of Merger with DIRECTV and other parties named therein (the "Merger Agreement"), pursuant to which, after Liberty Media completes the Split Off, LEI and DIRECTV will combine under a new parent company (the "Merger Transaction"). The Merger Transaction is subject to certain closing conditions, including completion of the Split Off, certain government approvals, shareholder approval and receipt of private letter rulings from the IRS.

        In certain circumstances, including those involving a change in the Liberty Media board's recommendation in favor of the Merger Agreement or a failure to receive stockholder approval after a third party acquisition proposal, LEI may become obligated to pay DIRECTV a termination fee of $450 million and an expense reimbursement of up to $10 million.

Investment in DIRECTV

        On February 27, 2008, we completed a transaction with News Corporation (the "News Exchange") in which we exchanged all of our 512.6 million shares of News Corporation common stock valued at $10,143 million on the closing date for a subsidiary of News Corporation that held an approximate 41% interest in DIRECTV, Liberty Sports Group and $463 million in cash. We recognized a pre-tax gain of $3,665 million based on the difference between the fair value and the cost basis of the News Corporation shares exchanged.

        On April 3, 2008, we purchased 78.3 million additional shares of DIRECTV common stock in a private transaction for cash consideration of approximately $1,977 million. We funded the purchase with borrowings against a newly executed equity collar (the "DIRECTV Collar") on 110 million shares of DIRECTV common stock. As of May 5, 2008, our ownership in DIRECTV was approximately 47.9%, and we and DIRECTV entered into a standstill agreement. Pursuant to the standstill agreement, in the event our ownership interest goes above 47.9% due to stock repurchases by DIRECTV we have agreed to vote our shares of DIRECTV which represent our excess ownership interest above 47.9% in the same proportion as all DIRECTV shareholders other than our Company. As a result of DIRECTV's stock buyback program, our ownership interest in DIRECTV was approximately 55% as of June 30, 2009. Accordingly, although our economic ownership in DIRECTV is now above 50%, we continue to account for such investment using the equity method of accounting.

        Financial statements and management's discussion and analysis previously included in DIRECTV's public filing for the six months ended June 30, 2009 and for the year ended December 31, 2008 can be found in Annex D of this proxy statement/prospectus.

Description of Business Units—As of June 30, 2009

        Liberty Sports Group.    Liberty Sports Group, a subsidiary which we acquired in February 2008, is comprised of three regional sports television networks—FSN Rocky Mountain, FSN Northwest and FSN Pittsburgh. Each network provides programming devoted to local professional sports teams and college sporting events and produces its own local programming. Liberty Sports Group derives a substantial portion of its revenue from fees paid by cable and DTH satellite operators pursuant to affiliation agreements and, to a lesser extent, from the sale of advertising time on its networks. Its primary expense is program rights paid to the sports teams whose games it broadcasts.

        DIRECTV.    DIRECTV, an equity affiliate and our largest asset, is a provider of digital television entertainment distributed by satellite in the United States and Latin America. DIRECTV earns revenue primarily from fees paid by subscribers for monthly basic and premium programming, pay-per-view programming, seasonal and live sporting events, and the purchase, lease and installation of set top receivers and other equipment. DIRECTV's primary expenses are rights for programming and subscriber acquisition costs.

        GSN.    GSN, an equity affiliate, owns and operates the GSN television network which is dedicated to game-related programming and online casual games. GSN's revenue is primarily derived from the delivery of its programming to subscribers and from the sale of advertising on its network. Effective April 9, 2009, and as a result of the FUN Transaction, GSN began operating websites that offer casual skill games. Revenue is derived from fees collected from participants in skill game tournaments, advertising and the operation of websites for third parties. Primary expenses are tournament fees and prizes, license fees for new games and content and costs for game and website development.

Results of Operations—Six Months Ended June 30, 2009 and 2008

        We acquired a 100% interest in Liberty Sports Group in February 2008. As more fully described below, many of the changes in our results of operations in 2009 are due to the Liberty Sports Group acquisition, as well as our deconsolidation of FUN. While Liberty Sports Group recognizes the majority of its revenue evenly over the course of the year, it amortizes its sports rights over the respective sports season (e.g. baseball rights are primarily amortized during the second and third quarters of the year). Therefore, Liberty Sports Group is expected to have lower Adjusted OIBDA and operating income in the second and third quarters of the year.

        Our financial condition and results of operations may be impacted by various trends, demands and uncertainties in consumer spending and in the industries in which we operate. We depend on a limited number of potential customers for carriage of our Liberty Sports Group and GSN programming due to consolidation within the cable television industry. In this more concentrated market, there can be no assurance that we will be able to obtain or maintain carriage of our video programming by cable and DTH satellite providers on commercially reasonable terms or at all. Additionally, entertainment content production is an inherently risky business because the revenue derived from the production and distribution of a cable program depends primarily upon its acceptance by the public, which is difficult to predict. Consequently, low public acceptance of cable programs could adversely affect (i) the rates which affiliates are willing to pay us for carrying our programming and (ii) the rates we can charge for advertising on our networks. In general, our subsidiaries and business affiliates could be sensitive to trends and events that are outside their control. For example, adverse trends in consumer spending and adverse economic conditions could have a negative impact on our revenue and the revenue of our affiliates.

        The success of GSN's casual skill games websites depends not only on audience acceptance of games and events on such websites, along with advertising revenue earned on these websites, but on the integrity of the systems and infrastructure. If security measures of any of our subsidiaries or business affiliates engaged in online communications were to be compromised, it could have a detrimental effect on their reputation and adversely affect their ability to attract web traffic.

        As a result of becoming a separate publicly traded company, we expect to incur costs and expenses greater than those we currently incur as a subsidiary of Liberty Media. These increased costs and expenses will arise from various factors, including, but not limited to, costs associated with complying with the federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. We expect that the additional costs of operating as a separate public company will not be greater than $5 million per year.

        The following table presents our results of operations for the six months ended June 30, 2009 and 2008:

	Six months ended June 30,
	2009	2008
	amounts in thousands
Revenue	$139,834	115,697
Adjusted OIBDA	$22,136	3,553
Operating income (loss)	$14,250	(7,612)

        Revenue.    Our combined revenue increased $24,137,000 for the six months ended June 30, 2009, as compared to the corresponding prior year. The 2009 increase is primarily due to six months of operations for Liberty Sports Group, which generated $123,363,000 of revenue in 2009, of which $106,202,000 was derived from affiliation agreements and $15,472,000 was derived from the sale of advertising. This was a $35,865,000 increase over the Liberty Sports Group revenue earned from our date of acquisition in February 2008 to June 30, 2008. Partially offsetting this increase is an $11,728,000 decrease in revenue from the deconsolidation of FUN on April 9, 2009.

        Operating expenses.    Operating expenses increased $5,081,000 for the six months ended June 30, 2009, as compared to the corresponding prior year period. Liberty Sports Group incurred $85,226,000 of operating expenses in 2009, mainly from $66,797,000 of sports programming rights fees and $15,583,000 of production expenses. Such amount was an increase in operating expenses of $11,293,000 over the corresponding prior year period. Partially offsetting this increase is a $6,246,000 decrease in operating expenses from the deconsolidation of FUN.

        Selling, general and administrative expenses.    Selling, general and administrative ("SG&A") expenses remained constant for the six months ended June 30, 2009, as compared to the corresponding prior year period. Liberty Sports Group incurred $13,431,000 of SG&A expenses in 2009 which was a $4,414,000 increase over the prior year period. Offsetting this increase is a $5,956,000 decrease in SG&A expenses from the deconsolidation of FUN.

        Adjusted OIBDA.    We define Adjusted OIBDA as revenue less operating expenses and SG&A expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization, stock compensation and impairments of long-lived assets that are included in the measurement of operating income pursuant to generally accepted accounting principles ("GAAP"). Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

        The following table provides a reconciliation of Adjusted OIBDA to earnings from continuing operations before income taxes:

	Six months ended June 30,
	2009	2008
	amounts in thousands
Combined Adjusted OIBDA	$22,136	3,553
Stock-based compensation	(164)	—
Depreciation and amortization	(7,722)	(11,165)
Interest expense	(34,616)	(15,967)
Share of earnings of affiliates, net	195,977	200,761
SAB 51 loss related to DIRECTV	(29,592)	—
Realized and unrealized losses on financial instruments	(83,409)	(144,213)
Gains on dispositions, net	52,809	3,666,495
Other, net	(46)	63

Earnings from continuing operations before income taxes	$115,373	3,699,527

        Our combined Adjusted OIBDA increased $18,583,000 for the six months ended June 30, 2009, as compared to the corresponding prior year. Liberty Sports Group generated $20,158,000 more Adjusted OIBDA for the six months ended June 30, 2009 as compared to their prior period, primarily due to our acquisition in February 2008.

        Depreciation and amortization.    Depreciation and amortization decreased for the six months ended June 30, 2009 as compared to the prior year period mainly due to the deconsolidation of FUN on April 9, 2009.

        Operating income (loss).    We earned combined operating income (loss) of $14,250,000 and ($7,612,000) for the six months ended June 30, 2009 and 2008, respectively. The increase in operating income is mainly attributable to a full six months of results for Liberty Sports Group in 2009.

  Other Income and Expense

        Interest expense.    Interest expense increased for the six months ended June 30, 2009, as compared to the corresponding prior year period, due to interest expense on our DIRECTV Collar borrowings.

        Share of earnings of affiliates.    Our share of earnings of affiliates are due to DIRECTV ($178,470,000 and $189,811,000) and GSN ($17,507,000 and $10,950,000) for the six months ended June 30, 2009 and 2008, respectively. In February 2008, we completed the News Exchange pursuant to which we exchanged our ownership interest in News Corporation for a subsidiary of News Corporation, which owns, among other things, News Corporation's approximate 41% interest in DIRECTV. As a result of purchases we made and DIRECTV's stock buyback program, our ownership interest was approximately 55% at June 30, 2009. Due to a voting arrangement with DIRECTV which limits our ability to control DIRECTV, we account for our interest in DIRECTV using the equity method of accounting. Our share of DIRECTV net earnings for the six months ended June 30, 2009 and 2008 includes $151,215,000 and $84,548,000, respectively, of amortization (net of related taxes) of identifiable intangibles included in our excess basis. See note 5 to our condensed combined financial statements for the six months ended June 30, 2009 included herein. Also see Annex D to this proxy statement/prospectus for financial statements and management's discussion and analysis for DIRECTV.

        SAB 51 loss related to DIRECTV.    During the six months ended June 30, 2009, DIRECTV issued shares of its common stock for restricted stock grants and stock option exercises. In connection with such issuances, we recognized aggregate SAB 51 losses of $29,592,000. No such loss was recognized in 2008.

        Realized and unrealized losses on financial instruments.    Realized and unrealized losses on financial instruments in 2009 and 2008 represent the change in fair value of the DIRECTV equity collar and are primarily due to an increase in the market price of the underlying DIRECTV common stock.

        Gains on dispositions, net.    We recognized a $52,139,000 gain on the FUN Transaction during the six months ended June 30, 2009. We recognized a $3,666,495,000 gain on the News Exchange during the six months ended June 30, 2008. Such gain represents the difference between the fair value and the cost basis of our News Corporation shares. As a result of post-closing adjustments, the final gain recognized on the News Exchange was $3,664,800,000 at December 31, 2008.

        Income taxes.    For the six months ended June 30, 2009, we recorded pre-tax earnings from continuing operations of $115,373,000 and an income tax benefit of $5,055,000. Upon consummation of the FUN Transaction, we recognized a $53,349,000 income tax benefit related to our excess tax basis over book basis for our investment in FUN's equity. The tax effect of this basis difference was previously not recorded while FUN was a consolidated subsidiary, as prescribed by APB 23 "Accounting for Income Taxes." For the six months ended June 30, 2008, we recorded pre-tax earnings from continuing operations of $3,699,527,000 and an income tax benefit of $1,770,378,000. The News Exchange qualifies as an IRC Section 355 transaction, and therefore does not trigger federal or state income tax obligations. In addition, upon consummation of the exchange transaction, deferred tax liabilities previously recorded for the difference between our book and tax bases in our News Corporation investment in the amount of $1,791,457,000 were reversed with an offset to income tax benefit.

        Net earnings.    Our net earnings was $123,194,000 and $5,464,970,000 for the six months ended June 30, 2009 and 2008, respectively, and was the result of the above-described fluctuations in our revenue and expenses. In addition, we reported earnings (losses) from discontinued operations of $2,766,000 and ($4,935,000) in 2009 and 2008, respectively. Discontinued operations were the result of our sale of Don Best on April 28, 2008 and the sale of FUN Sports on March 24, 2009. See note 3 to our condensed combined financial statements for the six months ended June 30, 2009 included elsewhere herein.

Results of Operations—December 31, 2008, 2007 and 2006

        We acquired a controlling interest in FUN in March 2006. Prior to that time we had no consolidated operating subsidiaries. As more fully described below, many of the changes in our results of operations in 2006 and 2007 are due to our 2006 acquisition of FUN.

        As noted above, we acquired a 100% interest in Liberty Sports Group in February 2008. As more fully described below, many of the changes in our results of operations in 2008 are due to the Liberty Sports Group acquisition.

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Revenue	$267,126	44,779	21,445
Adjusted OIBDA	$33,578	(3,820)	(16,376)
Operating income (loss)	$10,535	(20,201)	(102,174)

        Revenue.    Our combined revenue increased $222,347,000 in 2008 and $23,334,000 in 2007, as compared to the corresponding prior year. The 2008 increase is primarily due to ten months of operations for Liberty Sports Group, which generated $209,972,000 of revenue, of which $168,803,000 was derived from affiliation agreements and $38,002,000 was derived from the sale of advertising. In addition, FUN's revenue increased $12,375,000 or 27.6% for the year ended December 31, 2008 as compared to the corresponding prior year period. Such increase is due primarily to an increase in the number of players in FUN's skill games tournaments. The 2007 increase is due to a full year of operations for FUN, as well as small acquisitions made by FUN during 2006.

        Operating expenses.    Operating expenses increased $156,628,000 in 2008 and $6,656,000 in 2007, as compared to the corresponding prior year period. Liberty Sports Group incurred $149,355,000 of operating expenses in 2008, mainly from $118,588,000 of sports programming rights fees and $30,767,000 of production expenses. In addition, FUN's operating expenses increased $7,273,000, or 29.6%, for the year ended December 31, 2008, as compared to the corresponding prior year period. Such increase is primarily due to increased license fees from branded content on their websites. The increase in 2007, as compared to 2006, was mainly due to a full year of operations for FUN and was also driven by the increase in revenue. FUN's operating expenses as a percentage of revenue were less in 2007 than in 2006 primarily due to the consolidation of two online games platforms.

        Selling, general and administrative expenses.    SG&A expenses increased $24,615,000 in 2008 and $8,060,000 in 2007, as compared to the corresponding prior year period. Liberty Sports Group incurred $27,960,000 of SG&A expenses in 2008. In addition, corporate overhead increased $2,620,000 in 2008 as compared to 2007 mainly due to an increase in legal and accounting expenses. Partially offsetting these increases is FUN's decrease in SG&A expenses of $2,259,000, or 10.3%, for the year ended December 31, 2008 as compared to the corresponding prior year period, primarily due to the restructuring of operations in 2008. Stock compensation expense also decreased $3,706,000 in 2008 as compared to 2007 primarily due to all FUN stock options becoming fully vested in 2007. The increase in 2007 as compared to 2006 was mainly due to a full year of operations for FUN.

        Adjusted OIBDA.    The following table provides a reconciliation of Adjusted OIBDA to earnings (loss) from continuing operations before income taxes:

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Combined Adjusted OIBDA	$33,578	(3,820)	(16,376)
Stock-based compensation	(715)	(4,421)	(483)
Depreciation and amortization	(22,328)	(11,960)	(9,369)
Impairment of long-lived assets	—	—	(75,946)
Dividend and interest income	356	57,284	57,227
Interest expense	(51,814)	—	(8,208)
Share of earnings of affiliates, net	428,582	5,757	8,220
Realized and unrealized gains on financial instruments	226,163	—	—
Gains on dispositions, net	3,664,407	(486)	(217)
Other, net	—	(88)	(5,259)

Earnings (loss) from continuing operations before income taxes	$4,278,229	42,266	(50,411)

        Our combined Adjusted OIBDA improved $37,398,000 in 2008 and $12,556,000 in 2007, as compared to the corresponding prior year. Liberty Sports Group generated $32,657,000 of Adjusted OIBDA during the ten months ended December 31, 2008. FUN's Adjusted OIBDA increased $7,360,000 for the year ended December 31, 2008, as compared to the prior year. Such increase is attributable to the increase in revenue and to cost reductions.

        The improvement in Adjusted OIBDA in 2007 is almost entirely due to FUN and resulted from several factors, including (i) the increase in revenue noted above, (ii) improved margins due to the consolidation of two online games platforms and the resulting cost savings, and (iii) the curtailment of operations in Europe which had been operating at a loss. FUN generated an Adjusted OIBDA loss of $14,226,000 in 2006, the first year we owned FUN.

        Depreciation and amortization.    Depreciation and amortization increased in 2008 and 2007 due to our acquisitions and capital expenditures. Liberty Sports Group incurred $7,954,000 of depreciation and amortization expense in the ten months ended December 31, 2008.

        Impairment of long-lived assets.    In connection with our 2008 annual evaluation of the recoverability of goodwill, we estimated the fair value of our reporting units using a combination of discounted cash flows and market comparisons and compared such fair value to the carrying value of the respective reporting unit. In all cases the fair value of the reporting unit exceeded the carrying value and no further analysis was required.

        We acquired our interest in FUN in March 2006. Subsequent to our acquisition, the market value of FUN's stock declined significantly due to the performance of certain of FUN's subsidiaries and uncertainty surrounding government legislation of Internet gambling which we believe the market perceived as potentially impacting FUN's skill games business. In connection with our 2006 annual evaluation of the recoverability of FUN's goodwill, we estimated the fair value of FUN using a combination of discounted cash flows and market comparisons. We concluded that the carrying value of FUN's goodwill exceeded its market value and accordingly, we recognized a $75,672,000 impairment charge related to goodwill and a $274,000 impairment charge related to trademarks.

        Operating income (loss).    We recognized combined operating income (loss) of $10,535,000, ($20,201,000) and ($102,174,000) in 2008, 2007 and 2006, respectively. The improved operating results in 2008 as compared to 2007 is due to the positive operating results of Liberty Sports Group since our acquisition in February 2008, along with improved performance by FUN. The lower operating loss in 2007 as compared to 2006 is due primarily to improved operating results for FUN. The improvement in FUN's operating loss was largely due to the $75,946,000 impairment charge recognized in 2006 and improved operating results primarily derived from FUN's skill games business.

  Other Income and Expense

        Interest expense.    Interest expense increased for the year ended December 31, 2008, as compared to the corresponding prior year period, due to interest expense on our DIRECTV Collar borrowings.

        Dividend and interest income.    Included in our interest and dividend income for the years ended December 31, 2007 and 2006 is $57,040,000 and $57,067,000, respectively, related to dividends on our News Corporation common stock. As a result of the consummation of the News Exchange in February 2008, our dividend income from News Corporation is zero in 2008.

        Share of earnings of affiliates.    Our 2008 share of earnings of affiliates are due to DIRECTV ($404,138,000) and GSN ($24,444,000). Our 2007 and 2006 share of earnings of affiliates are attributable to GSN. In February 2008, we completed the News Exchange pursuant to which we exchanged our ownership interest in News Corporation for a subsidiary of News Corporation, which owns, among other things, News Corporation's approximate 41% interest in DIRECTV. As a result of purchases we made and DIRECTV's stock buyback program, our ownership interest was approximately 54% at December 31, 2008. Due to a voting arrangement with DIRECTV which limits our ability to control DIRECTV, we account for our interest in DIRECTV using the equity method of accounting. Our share of DIRECTV net earnings for the ten months ended December 31, 2008 includes $223,618,000 of amortization (net of related taxes) of identifiable intangibles included in our excess basis. See note 5 to our combined financial statements for the year ended December 31, 2008 included herein. Also see Annex D to this proxy statement/prospectus for financial statements and management's discussion and analysis for DIRECTV.

        Realized and unrealized gains on financial instruments.    Realized and unrealized gains on financial instruments in 2008 represent the change in fair value of the DIRECTV equity collar. No such gains were recorded in prior periods. Partially offsetting these gains are losses of $5,136,000 related to certain of our available-for-sale securities. We account for such securities pursuant to Statement 159 and record changes in fair value of these securities in unrealized gain (loss) on financial instruments.

        Gains on dispositions, net.    We recognized a $3,664,800,000 gain on the News Exchange. Such gain represents the difference between the fair value and the cost basis of our News Corporation shares.

        Income taxes.    For the year ended December 31, 2008, we recorded pre-tax earnings from continuing operations of $4,278,229,000 and an income tax benefit of $1,543,189,000. The News Exchange qualifies as an IRC Section 355 transaction, and therefore does not trigger federal or state income tax obligations. In addition, upon consummation of the exchange transaction, deferred tax liabilities previously recorded for the difference between our book and tax bases in our News Corporation investment in the amount of $1,791,457,000 were reversed with an offset to income tax benefit.

        Our effective tax rate was 7.8% in 2007 and was not meaningful in 2006. For a reconciliation of our actual tax expense to the amount computed by applying the statutory federal rate of 35%, see note 12 to our combined financial statements included elsewhere herein.

        Net earnings (loss).    Our net earnings (loss) was $5,796,216,000, $10,165,000 and ($65,088,000) for the years ended December 31, 2008, 2007 and 2006, respectively, and was the result of the above-described fluctuations in our revenue and expenses. In addition, we reported losses from discontinued operations of $25,202,000, $28,360,000 and $13,373,000 in 2008, 2007 and 2006, respectively. Discontinued operations were the result of our sale of Don Best in April 2008 and FUN's fantasy sports division in March 2009. See note 7 to our combined financial statements for the year ended December 31, 2008.

Liquidity and Capital Resources

        The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of Liberty Sports Group (to the extent such cash exceeds the working capital needs of Liberty Sports Group and is not otherwise restricted), asset sales and debt and equity issuances.

        During the six months ended June 30, 2009 and 2008, cash used in operating activities was ($7,620,000) and ($35,286,000), respectively. Cash used in 2009 was primarily due to bonus payments of $40,000,000 made by Liberty Sports Group related to the execution of long-term sports programming agreements partially offset by a cash distribution from GSN. The bonus payments are reflected in our change in current assets, and are amortized to programming expense over the term of the programming agreement. Cash used in 2008 was due to the timing of billings and cash receipts for Liberty Sports Group.

        Our cash provided by operating activities aggregated $2,247,000 and $50,346,000 for the years ended December 31, 2008 and 2007, respectively. The decrease in 2008, as compared to 2007, can be attributed to the News Exchange. First, we received $57,040,000 in dividends from News Corporation in 2007 and no dividends in 2008. Second, our trade receivables increased significantly in 2008 due to timing of payments from the affiliates that distribute Liberty Sports Group's programming. We expect that changes in working capital will be more cash neutral in future periods.

        Our primary use of cash for the year ended December 31, 2008 was $1,977 million for the purchase of additional shares of DIRECTV. In April 2008, we entered into the DIRECTV Collar for 110 million shares of DIRECTV common stock and a related credit facility (the "Collar Loan") against the present value of the put value of such collar. At the time of closing, we borrowed $1,977 million and used such borrowings to purchase the additional shares of DIRECTV. The Collar Loan is due as the DIRECTV Collar terminates in six tranches from June 2009 through August 2012. Each tranche is repayable during a six-month period based upon a formula that factors in several variables including the market price of DIRECTV common stock. Interest accrues at an effective weighted average interest rate of 3.5% and is due and payable as each tranche matures. Borrowings are collateralized by 170 million shares of DIRECTV common stock owned by us.

        The DIRECTV Collar contains a provision that allows the counterparty to terminate a portion of the DIRECTV Collar if the total number of shares of DIRECTV underlying the DIRECTV Collar exceeds 20% of the outstanding public float of DIRECTV common stock. In the event the counterparty chooses to terminate a portion of the DIRECTV Collar, the repayment of the corresponding debt would be accelerated. We expect that we would fund any such required repayment with available cash, proceeds from the sale of DIRECTV shares that we own, or a combination of the foregoing. As of June 30, 2009, the number of shares of DIRECTV common stock underlying the DIRECTV Collar represented approximately 22% of the outstanding public float of DIRECTV common stock. As of such date, the counterparty had not elected to terminate a portion of the collar.

        In November 2008, we chose to unwind 50% of the first tranche of the DIRECTV Collar. The first tranche expires in 2009 and originally had 22.5 million DIRECTV shares underlying it. As part of this transaction, we repaid the portion of the Collar Loan ($228.4 million) associated with the shares that we unwound. Such repayment was funded with (1) proceeds from the collar unwind ($45.5 million), (2) funds borrowed from the remaining capacity of the Collar Loan ($181.1 million) and (3) cash on hand ($1.8 million). As a result of this transaction, the amount of debt due under the Collar Loan in 2009 is approximately $258 million including accrued interest. We anticipate that we will fund such repayment with cash on hand, cash flow from operations, and borrowings under our Liberty Revolving Credit Facility described below.

        The ongoing financial crisis affecting the banking system and financial markets has resulted in, among other things, a severe tightening in the credit markets, extreme volatility in the equity markets, doubts as to the ability of financial institutions to continue operating and fulfilling their contractual obligations and rapid deterioration of the U.S. economy. While this financial crisis has reduced both consumer spending and corporate expenditures adversely impacting our revenue and operating income, it has not significantly impacted the DIRECTV Collar or the Collar Loan. We and the counterparty each have the right of offset with respect to amounts due under the DIRECTV Collar and the Collar Loan, which would enable each of us to offset any defaulted amounts owed to the non-defaulting party against amounts the non-defaulting party owes to the defaulting party. Further, because we have borrowed the full amount of the value of the put, we have no counterparty risk with respect to the DIRECTV Collar.

        In addition to borrowings under the Collar Loan, we received $463,357,000 in cash in connection with the News Exchange and we made $400,211,000 in net cash transfers to Liberty Media during the year ended December 31, 2008.

        Our primary use of cash during the year ended December 31, 2007 was the buyout of the minority holders in FUN ($104,906,000). Our primary use of cash for the year ended December 31, 2006 was the acquisition of FUN ($199,702,000). These activities were funded with cash transfers from Liberty Media.

        Our projected uses of cash for the remainder of 2009 include $258 million for a required principal payment under the Collar Loan, approximately $61 million by Liberty Sports Group for sports programming rights and up to $2 million for capital expenditures. As of June 30, 2009, we have $29,603,000 in cash and cash equivalents.

        Immediately prior to the Split Off, Liberty Media will contribute approximately $50 million to our company. In addition, a subsidiary of ours (the "Borrower") and Liberty Media have entered into a revolving credit agreement (the "Liberty Revolving Credit Facility"), which provides for loans from Liberty Media to us in an aggregate principal amount at any time outstanding of up to $300 million. These loans may only be used to repay amounts owed under the Collar Loan. Borrowings under the Liberty Revolving Credit Facility, together with any interest due thereon, will be payable in full on the earlier of : (1) May 3, 2011 or (2) unless the Merger Agreement has been terminated, the effective time of the Split Off. Borrowings under the Liberty Revolving Credit Facility will be unsecured. Borrowings under the Liberty Revolving Credit Facility will bear interest at 3.5% per annum until December 31, 2009, and thereafter at LIBOR plus 5%. Accrued interest on outstanding borrowings will be due and payable when principal is paid.

        We will be permitted to prepay borrowings under the Liberty Revolving Credit Facility without any premium or penalty. Borrowings prepaid by us to Liberty Media will be available for reborrowing. So long as any borrowings remain outstanding or Liberty Media has a commitment under the Liberty Revolving Credit Facility, the Borrower will agree to not, and cause its subsidiary to not:

  •
  create, any liens on their respective properties, other than certain permitted liens; or

  •
  incur any debt, other than debt existing as of the effective date of the Liberty Revolving Credit Facility and debt incurred under the DIRECTV Credit Facility (see below).

        In connection with the Merger Agreement, the Borrower also entered into a secured credit facility with DIRECTV (the "DIRECTV Credit Facility"). The DIRECTV Credit Facility will provide funds sufficient for the Borrower to repay the Liberty Revolving Credit Facility, up to $300 million, immediately following the effective time of the Split Off. The DIRECTV Credit Facility will also enable the Borrower to borrow amounts aggregating (together with prior advances) up to $650 million after the effective time of the Split Off in order to make additional permitted payments prior to the effective time of the Merger Transaction. Borrowings under the DIRECTV Credit Facility will bear interest at a rate equal to 3.5% per annum until December 31, 2009 and thereafter at a rate per annum equal to LIBOR plus 5%. The DIRECTV Credit Facility will be secured by a pledge of and first priority security interest in 53 million shares of DIRECTV stock owned beneficially by the Borrower. The DIRECTV Credit Facility will mature on the earlier of the closing of the Merger Transaction, or the termination of the Merger Agreement.

        We currently believe that we have adequate cash on hand, cash from operations and capacity under the Liberty Revolving Credit Facility and the DIRECTV Credit Facility to fund our operating and financing needs for the next 12 months, including amounts due under the Collar Loan in the first half of 2010. In addition, we believe that such sources of liquidity will fund our operations, including capital expenditures, for at least the next 2 - 3 years. We expect that the foregoing sources of liquidity will not be sufficient to fund repayments of the Collar Loan due in the second half of 2010 through 2012. Additionally, in the event that the Merger Agreement is terminated, then the DIRECTV Credit Facility would not be available to fund amounts due under the Collar Loan in the first half of 2010. In such a circumstance, we expect that such payments will be funded with borrowings against shares of DIRECTV common stock that are not currently encumbered or proceeds from the sale of such shares, or a combination of borrowings and sales proceeds. Although no assurance can be given, we may also obtain cash proceeds from the issuance of our own stock or other debt securities.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

        We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.

        Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations at December 31, 2008 is summarized below:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	amounts in thousands
Long-term debt(1)	$2,147,491	257,503	1,366,808	523,180	—
Sports programming rights	1,557,782	160,000	267,116	226,485	904,181
Operating lease obligations	3,861	1,789	1,636	436	—
Royalty and advertising obligations	3,813	2,163	1,650	—	—

Total	$3,712,947	421,455	1,637,210	750,101	904,181

(1)
Amounts represent the accreted principal due at maturity.

Critical Accounting Estimates

        The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

        Accounting for Acquisitions.    We acquired FUN in 2006 and completed the News Exchange, pursuant to which we acquired Liberty Sports Group and our investment in DIRECTV, in 2008. We account for all acquisitions of companies such as these pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations," which prescribes the purchase method of accounting for business combinations. Pursuant to Statement 141, the purchase price is allocated to all of the assets and liabilities of the acquired company, based on their respective fair values. Any excess purchase price over the estimated fair value of the net assets is recorded as goodwill. In addition, for equity method investments in which our investment exceeds our share of the investee's equity, we allocate such excess using the guidance in Statement 141.

        In determining fair value, we are required to make estimates and assumptions that affect the recorded amounts. Estimates used in these valuations may include expected future cash flows (including timing thereof), market rate assumptions for contractual obligations, expected useful lives of tangible and intangible assets and appropriate discount rates. Our estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain.

        The allocation of the purchase price to tangible and intangible assets, whether for a consolidated subsidiary or for the excess basis related to an equity method investment, impacts our statement of operations due to the amortization of these assets. With respect to the News Exchange, our excess basis has been allocated within memo accounts based on the estimated fair values of DIRECTV's assets using a combination of discounted cash flows and market comparisons. DIRECTV's more significant intangible assets include subscriber lists and orbital slots, which are amortized over their respective useful lives, and trade names, which have an indefinite useful life and are not amortized. We also allocated a portion of our excess basis to goodwill, which is not amortized. Similarly, we allocated the purchase price for Liberty Sports Group to its intangible assets, including affiliation agreements, advertising relationships and goodwill. Estimates of fair value for these intangible assets require a high degree of judgment and any value ultimately realized from such assets may differ from these estimates.

        Carrying Value of Investments.    Our cost and equity method investments comprise a significant portion of our total assets at June 30, 2009 and at December 31, 2008 and 2007. We account for these investments pursuant to Statement of Financial Accounting Standards No. 115, Statement of Financial Accounting Standards No. 159, Accounting Principles Board Opinion No. 18, EITF Topic 03-1 and SAB No. 59. These accounting principles require us to periodically evaluate our investments to determine if decreases in fair value below our cost bases are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our combined statement of operations. Other than temporary declines in fair value of our cost investments are recognized on a separate line in our combined statement of operations, and other than temporary declines in fair value of our equity method investments are included in share of earnings of affiliates in our combined statement of operations.

        The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. Fair value of our publicly traded investments is based on the market prices of the investments at the balance sheet date. We estimate the fair value of our other cost and equity investments using a variety of methodologies, including cash flow multiples, discounted cash flow, per subscriber values, or values of comparable public or private businesses. Impairments are calculated as the difference between our carrying value and our estimate of fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires a high degree of judgment and includes significant estimates and assumptions, actual results could differ materially from our estimates and assumptions.

        Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our combined statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our combined statement of operations only upon our ultimate disposition of the investment.

        Carrying Value of Long-lived Assets.    Our property and equipment, intangible assets and goodwill (collectively, our "long-lived assets") also comprise a significant portion of our total assets at June 30, 2009 and at December 31, 2008 and 2007. We account for our long-lived assets pursuant to Statement of Financial Accounting Standards No. 142 and Statement of Financial Accounting Standards No. 144. These accounting standards require that we periodically, or upon the occurrence of certain triggering events, assess the recoverability of our long-lived assets. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in our combined statement of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

        Income Taxes.    We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Quantitative and Qualitative Disclosures about Market Risk.

        We are exposed to market risk in the normal course of business due to our ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

        We are exposed to changes in stock prices due to our significant investment in DIRECTV, as well as the DIRECTV Collar and our borrowings against such collar. Changes in the market price of DIRECTV common stock have the most significant impact on the value of the DIRECTV Collar. In this regard, a 5% increase in the DIRECTV market price would result in a 75% decrease in the value of the DIRECTV Collar as of June 30, 2009.

        The Collar Loan is due as the DIRECTV Collar terminates in six tranches from June 2009 through August 2012. The timing and amount of repayments are based upon a formula that factors in several variables including the market price of DIRECTV common stock.

Liberty Entertainment, Inc.

Condensed Pro Forma Combined Financial Statements

December 31, 2008

(unaudited)

        Effective February 27, 2008, Liberty Entertainment, Inc. ("LEI") and News Corporation completed an exchange transaction (the "News Exchange") whereby LEI exchanged 512.6 million shares of News Corporation common stock valued at $10,143 million on the date of closing for a subsidiary of News Corporation (the "News Corporation Subsidiary") which held 470.4 million shares of The DIRECTV Group ("DIRECTV") common stock valued at $12,461 million on the date of closing, three regional sports television networks (the "RSNs") and $463 million in cash. The shares of DIRECTV received by LEI represented an approximate 41% ownership interest upon closing, and LEI accounts for DIRECTV as an equity affiliate.

        The following unaudited condensed pro forma combined statement of operations of LEI for the year ended December 31, 2008 assumes that the News Exchange had been completed as of January 1, 2008. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained if such transaction had been completed as of such date. The unaudited condensed pro forma combined statement of operations has been presented before giving effect to the non-recurring gain recognized on the News Exchange.

Liberty Entertainment, Inc.

Condensed Pro Forma Combined Statement of Operations

Year Ended December 31, 2008

(unaudited)

		Add:
	LEI historical(1)	News Corporation Subsidiary historical(2)	Pro forma adjustment		LEI pro forma
	amounts in millions, except per share amounts
Revenue	$267	36	—		303
Operating expenses	(181)	(19)	—		(200)
Selling, general and administrative expenses	(53)	(2)	—		(55)
Depreciation and amortization	(23)	—	(1	)(3)	(24)

Operating income (loss)	10	15	(1)		24
Interest expense	(52)	—	—		(52)
Share of earnings of affiliates, net	429	76	(27	)(4)	478
Gains (losses) on dispositions of assets, net	3,664	—	(3,665	)(5)	(1)
Other income, net	227	—	—		227

Earnings from continuing operations before income taxes	4,278	91	(3,693)		676
Income tax benefit (expense)	1,543	(37)	(1,791	)(5)
			11	(6)	(274)

Earnings from continuing operations	$5,821	54	(5,473)		402

Earnings from continuing operations per common share—Series A and Series B	$12.51				.86
Weighted average outstanding common shares (in millions)	465.3				465.3

Liberty Entertainment, Inc.

Notes to Condensed Pro Forma Combined Financial Statements

December 31, 2008

(unaudited)

(1)
Represents the historical results of operations of LEI derived from the historical financial statements of LMC Entertainment included elsewhere in this Annex C.

(2)
Represents the historical results of operations for the News Corporation Subsidiary for the two months ended February 29, 2008.

(3)
Represents amortization of the RSN's intangible assets recorded in connection with the News Exchange.

(4)
Represents a downward adjustment of News Corporation's historical equity pickup for DIRECTV for the two months ended February 29, 2008 to include amortization of intangible assets included in LEI's excess basis account for DIRECTV.

(5)
Represents the elimination of the gain and related tax benefit recognized in connection with the News Exchange.

(6)
Represents the estimated income tax effects of the pro forma adjustments (exclusive of the gain elimination described in note 5 above) using an effective tax rate of 38%.

LMC ENTERTAINMENT

CONDENSED COMBINED BALANCE SHEETS

(unaudited)

	June 30, 2009	December 31, 2008
	amounts in thousands
Assets
Current assets:
Cash and cash equivalents	$29,603	74,908
Trade and other receivables, net	59,524	55,449
Other current assets	9,980	9,267
Assets of discontinued operations (note 3)	—	1,803

Total current assets	99,107	141,427

Investment in The DIRECTV Group, Inc. ("DIRECTV") (note 5)	13,225,887	13,084,571
Investment in Game Show Network, LLC ("GSN") (note 6)	450,825	268,929
Financial instrument asset (note 7)	102,407	185,816
Property and equipment, at cost	6,191	3,974
Accumulated depreciation	(1,540)	(989)

	4,651	2,985

Goodwill	266,334	383,875
Other intangibles	130,100	172,566
Accumulated amortization	(11,529)	(33,111)

	118,571	139,455

Other assets	71,774	40,590
Assets of discontinued operations (note 3)	—	12,174

Total assets	$14,339,556	14,259,822

Liabilities and Parent's Investment
Current liabilities:
Accounts payable	$877	11,967
Accrued liabilities	14,530	10,332
Current portion of debt	612,708	251,689
Other current liabilities	431	3,512
Liabilities of discontinued operations (note 3)	—	2,450

Total current liabilities	628,546	279,950

Long-term debt (note 7)	1,403,367	1,729,877
Deferred income tax liabilities	1,767,440	1,754,622
Other liabilities	1,054	3,067

Total liabilities	3,800,407	3,767,516

Parent's investment:
Parent's investment	3,516,084	3,585,869
Accumulated other comprehensive loss, net of taxes	(37,462)	(30,896)
Retained earnings	7,060,527	6,937,333

Total parent's investment	10,539,149	10,492,306

Commitments and contingencies (note 10)
Total liabilities and parent's investment	$14,339,556	14,259,822

See accompanying notes to condensed combined financial statements.

LMC ENTERTAINMENT

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(unaudited)

	Six months ended June 30,
	2009	2008
	amounts in thousands, except per share amounts
Revenue	$139,834	115,697

Operating costs and expenses:
Operating	94,713	89,632
Selling, general and administrative, including stock-based compensation	23,149	22,512
Depreciation	1,099	736
Amortization	6,623	10,429

	125,584	123,309

Operating income (loss)	14,250	(7,612)
Other income (expense):
Interest expense	(34,616)	(15,967)
Share of earnings of DIRECTV (note 5)	178,470	189,811
Share of earnings of GSN (note 6)	17,507	10,950
SAB 51 loss related to DIRECTV (note 5)	(29,592)	—
Realized and unrealized losses on financial instruments, net (note 7)	(83,409)	(144,213)
Gains on dispositions, net (notes 5 and 6)	52,809	3,666,495
Other, net	(46)	63

	101,123	3,707,139

Earnings from continuing operations before income taxes	115,373	3,699,527
Income tax benefit	5,055	1,770,378

Net earnings from continuing operations	120,428	5,469,905
Earnings (loss) from discontinued operations, net of income taxes (note 3)	2,766	(4,935)

Net earnings	$123,194	5,464,970

Unaudited pro forma earnings from continuing operations per common share—Series A and Series B (note 4)	$0.26	11.72
Unaudited pro forma net earnings per common share—Series A and Series B (note 4)	$0.26	11.71

See accompanying notes to condensed combined financial statements.

LMC ENTERTAINMENT

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS

(unaudited)

	Six months ended June 30,
	2009	2008
	amounts in thousands
Net earnings	$123,194	5,464,970

Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (losses) arising during the period	1,603	(315,430)
Foreign currency translation adjustments	(6,406)	14
Recognition of previously unrealized gains on available-for-sale securities, net	—	(2,273,228)
Disposition of subsidiaries	(1,763)	—

Other comprehensive loss	(6,566)	(2,588,644)

Comprehensive earnings	$116,628	2,876,326

See accompanying notes to condensed combined financial statements.

LMC ENTERTAINMENT

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(unaudited)

	Six months ended June 30,
	2009	2008
	amounts in thousands
Cash flows from operating activities:
Net earnings	$123,194	5,464,970
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	9,175	15,313
Stock-based compensation	164	—
Noncash interest	34,509	16,009
Share of earnings of affiliates, net	(195,977)	(200,761)
SAB 51 loss related to DIRECTV	29,592	—
Cash received from return on GSN equity investment (note 6)	27,821	—
Realized and unrealized losses on financial instruments, net	83,409	144,213
Gains on dispositions, net	(52,809)	(3,666,078)
Intercompany tax allocation	(6,468)	2,281
Intercompany tax payments	(11,446)	—
Deferred income tax benefit	(4,940)	(1,773,818)
Other noncash charges, net	2,509	—
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Current assets	(35,371)	(53,556)
Payables and other current liabilities	(10,982)	16,141

Net cash used in operating activities	(7,620)	(35,286)

Cash flows from investing activities:
Cash received in exchange transaction	—	465,052
Additional investment in equity investee	(90,000)	(1,977,075)
Cash received from return of GSN equity investment (note 6)	14,679	—
Cash proceeds from disposition	63,000	7,974
Other investing activities, net	(3,852)	(2,649)

Net cash used in investing activities	(16,173)	(1,506,698)

Cash flows from financing activities:
Borrowings of debt	—	1,977,075
Intercompany cash transfers, net	(21,512)	(415,986)

Net cash provided by (used in) financing activities	(21,512)	1,561,089

Net increase (decrease) in cash and cash equivalents	(45,305)	19,105
Cash and cash equivalents at beginning of period	74,908	6,971

Cash and cash equivalents at end of period	$29,603	26,076

See accompanying notes to condensed combined financial statements.

LMC ENTERTAINMENT

CONDENSED COMBINED STATEMENTS OF PARENT'S INVESTMENT

(unaudited)

	Parent's investment	Accumulated other comprehensive loss	Retained earnings	Total parent's investment
	amounts in thousands
Balance at January 1, 2009	$3,585,869	(30,896)	6,937,333	10,492,306
Net earnings	—	—	123,194	123,194
Other comprehensive loss	—	(6,566)	—	(6,566)
Intercompany tax allocation	(6,468)	—	—	(6,468)
Intercompany tax payments	(11,446)	—	—	(11,446)
Intercompany cash transfers, net	(21,512)	—	—	(21,512)
Tax attribute allocated to parent	(15,657)	—	—	(15,657)
Sale of FUN Sports (note 3)	(14,702)	—	—	(14,702)

Balance at June 30, 2009	$3,516,084	(37,462)	7,060,527	10,539,149

See accompanying notes to condensed combined financial statements.

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements

June 30, 2009

(unaudited)

(1) Basis of Presentation

        The accompanying condensed combined financial statements of LMC Entertainment or the "Company" represent a combination of the historical financial information of certain video programming and direct-to-home satellite distribution subsidiaries and assets of Liberty Media Corporation ("Liberty"). Upon consummation of the Redemption and the resulting separation of Liberty Entertainment, Inc. ("LEI") from Liberty (the "Split Off") (see note 2), LEI will own the assets and businesses that comprise LMC Entertainment.

        The more significant subsidiaries and investments of Liberty initially comprising LMC Entertainment are as follows:

  Subsidiaries:

    Liberty Sports Holdings, LLC ("Liberty Sports Group")

  Investments:

    DIRECTV
    GSN

        Liberty Sports Group is comprised of three regional sports television networks in Colorado and Utah, the Northwest United States and western Pennsylvania. DIRECTV is a provider of digital television entertainment delivered by satellite in the United States and Latin America. GSN operates a basic cable network and Internet websites dedicated to game-related programming and interactive game playing.

        In addition, immediately preceding the Split Off, Liberty will contribute approximately $50 million in cash to LEI. During the second quarter of 2009, LEI and Liberty entered into a revolving credit agreement (the "Liberty Revolving Credit Facility"), which provides for loans from Liberty to LEI in an aggregate principal amount at any time outstanding of up to $300 million. On the date of the Split Off (unless the Merger Agreement (see note 2) has been terminated), the borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full. In connection with the Merger Agreement, LEI also entered in to a secured credit facility with DIRECTV (the "DIRECTV Credit Facility"). The DIRECTV Credit Facility will provide up to an aggregate of $650 million in loans to LEI, including up to $300 million which will be sufficient to repay the Liberty Revolving Credit Facility immediately following the effective time of the Split Off.

(2) Split Off Transaction

        During the fourth quarter of 2008, the Board of Directors of Liberty approved a plan to redeem a portion of the outstanding shares of Liberty's Entertainment Group tracking stock for all of the outstanding shares of LEI (the "Redemption").

        In connection with the Redemption, Liberty will redeem 90% of the outstanding shares of each series of Liberty Entertainment common stock for 100% of the outstanding shares of the same series of LEI, with cash in lieu of fractional shares, in each case, as of a date to be determined by the board of Liberty (the "Redemption Date"). Immediately following the Redemption Date, the holders of Liberty

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(2) Split Off Transaction (Continued)

Entertainment common stock will own 100% of the outstanding equity of LEI. The Split Off is conditioned on, among other matters, receipt of stockholder approval and receipt of a private letter ruling from the IRS and tax opinions from tax counsel and is expected to occur in the second half of 2009. The Split Off will be accounted for at historical cost due to the fact that the LEI common stock is to be distributed pro rata to holders of Liberty Entertainment tracking stock.

        Following the Split Off, LEI and Liberty will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the Redemption, LEI and Liberty will enter into certain agreements in order to govern certain of the ongoing relationships between LEI and Liberty after the Split Off and to provide mechanisms for an orderly transition. These agreements include a Reorganization Agreement, a Services Agreement and a Tax Sharing Agreement.

        The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the Split Off and cross indemnities. Pursuant to the Services Agreement, Liberty will provide LEI with office space and certain general and administrative services including accounting, finance, human resources, information technology, investor relations and tax services. LEI will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for LEI's allocable portion of costs associated with any shared services or personnel.

        Under the Tax Sharing Agreement, Liberty will generally be responsible for all taxes attributable to LEI and its subsidiaries for a pre-Split Off period that are reported on any consolidated, combined or unitary tax return that includes one or more of Liberty or any of its subsidiaries and LEI or any of its subsidiaries, and (ii) LEI will generally be responsible for all taxes attributable to LEI and its subsidiaries, whether accruing before, on or after the Split Off that are reported on any tax return (including any consolidated, combined or unitary tax return) that does not include Liberty or any of its subsidiaries. Notwithstanding the foregoing, LEI has agreed to indemnify Liberty, its subsidiaries and certain related persons for any losses and taxes of Liberty and its subsidiaries, resulting from (and in the case of clause (iii), resulting primarily from, individually or in the aggregate) (i) the failure of the Split Off to be a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code (except for any such losses and taxes that (x) result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty, (y) result from the Liberty Entertainment Common Stock not being treated as stock of Liberty for U.S. federal income tax purposes, or (z) result from Section 355(e) of the Code applying to the Split Off as a result of the Split Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest in the stock of Liberty), (ii) Section 355(e) of the Code applying to the News Corporation Exchange (see note 5) or to any of the internal distributions effected by subsidiaries of News Corporation in connection with the News Corporation Exchange as a result of the Split Off, any actions taken by LEI or its subsidiaries following the Split Off, or any change in ownership of LEI stock following the Split Off (except to the extent that such losses or taxes result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty), or (iii) any breach by LEI of certain covenants (applicable to actions or failures to act by LEI and its subsidiaries following the completion of the Split Off) that relate to the qualification of the News Corporation Exchange and related restructuring transactions as tax-free transactions.

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(2) Split Off Transaction (Continued)

        On May 3, 2009, Liberty and LEI entered into an Agreement and Plan of Merger with DIRECTV and other parties named therein (the "Merger Agreement"), pursuant to which, after Liberty completes the Split Off, LEI and DIRECTV will combine under a new parent company ("New DIRECTV") (the "Merger Transaction"). The holders of LEI Series A and Series B (other than the Chairman of LEI and certain related persons) will be entitled to receive 1.11111 shares of New DIRECTV Class A common stock for each share of LEI Series A or Series B common stock held by them (as adjusted pursuant to the Merger Agreement). The Chairman of LEI and certain related persons will receive 1.11111 shares of New DIRECTV Class B commons stock for each share of LEI Series B common stock held (as adjusted pursuant to the Merger Agreement). The Merger Transaction is subject to certain closing conditions, including completion of the Split Off, certain government approvals, shareholder approval, receipt of private letter rulings from the IRS and tax opinions from tax counsel.

        In certain circumstances, including those involving a change in the Liberty board's recommendation in favor of the Merger Agreement or a failure to receive stockholder approval after a third party acquisition proposal, LEI may become obligated to pay DIRECTV a termination fee of $450 million and an expense reimbursement of up to $10 million.

(3) Discontinued Operations

        On April 28, 2008, LMC Entertainment completed the sale of its 100% ownership interest in Don Best, a wholly-owned subsidiary of FUN Technologies, Inc. ("FUN"). Don Best provided customized subscription services for real time odds, major line move alerts, injury reports and statistical reports, and was previously included in the FUN Sports division. Don Best was sold to an unaffiliated third party for aggregate net cash proceeds, notes receivable and stock valued at $16,507,000, and LMC Entertainment recognized a pre-tax loss on the sale of $417,000.

        On March 24, 2009, LMC Entertainment completed the sale of its 100% ownership interest in CDM Fantasy Sports Corp. ("FUN Sports"), a wholly-owned subsidiary of FUN. FUN Sports was sold to Liberty, a related party, for cash proceeds of $13,500,000. Subsequent to this sale, FUN then made a $13,500,000 capital distribution to Liberty. Since the sale was completed with a related party, LMC Entertainment did not recognize a loss on the sale and instead, recorded a reduction to parent's investment for the net assets of FUN Sports on the date of sale, which was $14,702,000.

        The condensed combined financial statements and accompanying notes of LMC Entertainment have been prepared reflecting Don Best and FUN Sports as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and Disposal of Long-lived Assets". The cash flows of Don Best and FUN Sports have been included with the cash flows from continuing operations in the accompanying condensed combined statements of cash flows.

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(3) Discontinued Operations (Continued)

        The following table presents the combined results of operations of Don Best and FUN Sports that are included in earnings (loss) from discontinued operations, net of income tax:

	Six months ended June 30,
	2009	2008
	amounts in thousands
Revenue	$1,206	5,557
Loss before income taxes	$(2,402)	(5,915)

(4) Unaudited Pro Forma Earnings Per Common Share—Series A and Series B

        Unaudited pro forma earnings per common share for all periods presented is computed by dividing net earnings for the respective period by 466,711,029 common shares, which is the aggregate number of shares of Series A and Series B common stock that would have been issued if the Split Off had occurred on June 30, 2009.

(5) Investment in The DIRECTV Group, Inc.

        On February 27, 2008, LMC Entertainment completed a transaction with News Corporation (the "News Corporation Exchange") in which LMC Entertainment exchanged all of its 512.6 million shares of News Corporation common stock valued at approximately $10,143 million on the closing date for a subsidiary of News Corporation that held an approximate 41% interest in DIRECTV, Liberty Sports Group and approximately $465 million in cash. In addition, LMC Entertainment incurred approximately $21 million of acquisition costs. LMC Entertainment recognized a pre-tax gain of approximately $3,666 million, subsequently adjusted to $3,665 million after certain post-closing adjustments, based on the difference between the fair value and the weighted average cost basis of the News Corporation shares exchanged.

        LMC Entertainment accounted for the News Corporation Exchange as a nonmonetary exchange under APB opinion No. 29 "Accounting for Nonmonetary Transactions." Accordingly, LMC Entertainment recorded the assets received at an amount equal to the fair value of the News Corporation common stock given up. Such amount was allocated to DIRECTV and Liberty Sports Group based on their relative fair values as follows (amounts in thousands):

Cash	$465,052
DIRECTV	10,763,933
Liberty Sports Group	448,892
Deferred tax liability	(1,512,946)

Total	$10,164,931

        LMC Entertainment estimated the fair values of Liberty Sports Group and DIRECTV's assets using a combination of discounted cash flows and market prices for comparable assets.

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(5) Investment in The DIRECTV Group, Inc. (Continued)

        At the time of closing, the value attributed to LMC Entertainment's investment in DIRECTV exceeded LMC Entertainment's proportionate share of DIRECTV's equity by approximately $8,022 million. Due to additional purchases of DIRECTV stock by LMC Entertainment and stock repurchases by DIRECTV, such excess basis has increased to $10,707 million as of June 30, 2009. Such amount has been allocated within memo accounts used for equity accounting purposes as follows (amounts in thousands):

Subscriber list	$2,751,724
Trade name	3,605,399
Orbital slots	4,975,131
Goodwill	3,485,316
Satellites	186,190
Software technology	587,448
Programming liability	(68,998)
Deferred tax liability	(4,814,758)

Total	$10,707,452

        LMC Entertainment has ascribed a useful life of 7 years to the subscriber list, 12 years to the satellites, 8 years to the software technology and indefinite lives to the orbital slots, trade name and goodwill. Amortization related to the intangible assets with identifiable useful lives within the memo accounts is included in LMC Entertainment's share of earnings of DIRECTV in the accompanying condensed combined statements of operations and aggregated $151,215,000 and $84,548,000 (net of related taxes) for the six months ended June 30, 2009 and 2008, respectively.

        The following unaudited pro forma information for LMC Entertainment for the six months ended June 30, 2008 was prepared assuming the News Corporation Exchange occurred on January 1, 2008. The pro forma amounts are not necessarily indicative of operating results that would have been obtained if the News Corporation Exchange had occurred on such date.

Six months ended June 30, 2008
amounts in thousands, except per share amounts
Revenue	$151,643
Earnings from continuing operations	$48,975
Net earnings	$44,040
Pro forma net earnings per common share—Series A and Series B	$0.09

        The foregoing earnings from continuing operations and net earnings amounts exclude the gain and related tax benefit recognized in connection with the News Corporation Exchange.

        On April 3, 2008, LMC Entertainment purchased 78.3 million additional shares of DIRECTV common stock in a private transaction for cash consideration of approximately $1,977 million. LMC

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(5) Investment in The DIRECTV Group, Inc. (Continued)

Entertainment funded the purchase with borrowings against a newly executed equity collar on 110 million DIRECTV common shares. As of May 5, 2008, LMC Entertainment's ownership in DIRECTV was approximately 47.9%, and LMC Entertainment and DIRECTV entered into a standstill agreement. Pursuant to the standstill agreement, in the event LMC Entertainment's ownership interest goes above 47.9%, LMC Entertainment has agreed to vote its shares of DIRECTV which represent the excess ownership interest above 47.9% in the same proportion as all DIRECTV shareholders other than LMC Entertainment. Accordingly, although LMC Entertainment's economic ownership in DIRECTV reached 55% at June 30, 2009 due to stock repurchases by DIRECTV, LMC Entertainment continues to account for such investment using the equity method of accounting. LMC Entertainment records its share of DIRECTV's earnings based on its economic interest in DIRECTV.

        During the six months ended June 30, 2009, DIRECTV issued shares of its common stock for restricted stock grants and stock option exercises. In connection with such issuances, LMC Entertainment recognized aggregate SAB 51 losses of $29,592,000.

        The market value of LMC Entertainment's interest in DIRECTV was approximately $13,559 million and $12,571 million at June 30, 2009 and December 31, 2008, respectively. Summarized unaudited financial information for DIRECTV is as follows:

  DIRECTV Consolidated Balance Sheets

	June 30, 2009	December 31, 2008
	amounts in millions
Current assets	$4,282	4,044
Satellites, net	2,388	2,476
Property and equipment, net	4,117	4,171
Goodwill	3,774	3,753
Intangible assets	1,014	1,172
Other assets	836	923

Total assets	$16,411	16,539

Current liabilities	$3,669	3,585
Long-term debt	5,604	5,725
Deferred income taxes	543	524
Other liabilities	1,701	1,749
Redeemable noncontrolling interest	325	325
Stockholders' equity	4,569	4,631

Total liabilities and equity	$16,411	16,539

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(5) Investment in The DIRECTV Group, Inc. (Continued)

  DIRECTV Consolidated Statements of Operations

	Six months ended June 30,
	2009	2008
	amounts in millions
Revenue	$10,119	9,398
Costs of revenue	(5,020)	(4,614)
Selling, general and administrative expenses	(2,628)	(2,245)
Depreciation and amortization	(1,345)	(1,081)

Operating income	1,126	1,458
Interest expense	(203)	(145)
Other income, net	73	55
Income tax expense	(366)	(517)

Net earnings	630	851
Less net earnings attributable to noncontrolling interests	22	25

Net earnings attributable to DIRECTV shareholders	$608	826

(6) Investment in GSN

        LMC Entertainment and Sony Pictures Entertainment ("Sony"), a division of Sony Corporation of America, which is a subsidiary of Sony Corporation, own 65% and 35%, respectively, of GSN as of June 30, 2009. GSN owns and operates a basic cable network dedicated to game-related programming and interactive game playing. GSN offers 24-hour programming featuring game shows, casino games, reality series, documentaries and other game-related shows. GSN features a full prime-time schedule of interactive programming, which allows viewers a chance to play along with GSN's televised games via GSN.com. GSN also operates websites that offer casual skill games.

        During the first quarter of 2009, GSN made cash distributions to each of Sony and LMC Entertainment in the amount of $42,500,000.

        Effective April 9, 2009 and after LMC Entertainment's sale of FUN Sports to Liberty on March 24, 2009, LMC Entertainment, Sony and GSN completed a series of transactions which restructured the ownership of FUN and GSN ("FUN Transaction"). The components of the FUN Transaction were as follows:

  (1)
  LMC Entertainment sold a 35% interest in FUN to Sony for $63 million in cash proceeds ("FUN Sale").

  (2)
  LMC Entertainment purchased a 15% interest in GSN from Sony for $90 million in cash.

  (3)
  Immediately following steps (1) and (2) above, LMC Entertainment ownd a 65% interest in each of GSN and FUN, and Sony owned a 35% interest in each of the two companies. LMC Entertainment and Sony then contributed their respective interests in FUN to GSN in

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(6) Investment in GSN (Continued)

    exchange for additional membership interests in GSN ("FUN Contribution"). Pursuant to SFAS 141R and SFAS 160, the FUN Contribution was recorded at fair value.

        Following the FUN Transaction, LMC Entertainment and Sony own 65% and 35% of GSN, respectively, and GSN owns 100% of FUN. Accordingly, LMC Entertainment no longer consolidates FUN's results of operations. For reporting purposes, FUN is not shown as a discontinued operation due to LMC Entertainment's significant continuing involvement in FUN's operations through its 65% ownership interest in GSN. Due to certain governance arrangements which limit LMC Entertainment's ability to control GSN, LMC Entertainment continues to account for GSN as an equity affiliate.

        The impact of the FUN Transaction on LMC Entertainment's financial statements was as follows:

Cash used to purchase 15% interest in GSN	$90,000

Cash proceeds from FUN Sale	$63,000
Fair value of additional equity investment in GSN received for FUN Contribution	117,000
Carrying value of assets disposed	(130,592)
Carrying value of liabilities disposed	1,290
Carrying value of accumulated other comprehensive earnings disposed	1,441

Gain on FUN Contribution and FUN Sale	$52,139

        LMC Entertainment accounts for the excess of the carrying value for its investment in GSN over LMC Entertainment's share of GSN's equity in memo accounts allocated to goodwill, affiliate relationships and advertising relationships. LMC Entertainment has ascribed a useful life of 5 years and 3 years to affiliate and advertising relationships, respectively, and an indefinite life to goodwill. For the six months ended June 30, 2009, LMC Entertainment recognized $3,436,000 of amortization related to the definite lived intangible assets identified within the memo accounts. Such amortization is included in LMC Entertainment's share of earnings of GSN in the accompanying combined statement of operations.

(7) Financial Instrument and Long-Term Debt

        In April 2008, LMC Entertainment entered into an equity collar (the "DIRECTV Collar") for 110 million shares of DIRECTV common stock and a related credit facility (the "Collar Loan") against the present value of the put value of such collar. LMC Entertainment entered into the DIRECTV Collar to manage fair value risk associated with its DIRECTV investment, and to facilitate the purchase of an additional 78.3 million shares of DIRECTV common stock.

        LMC Entertainment accounts for the DIRECTV Collar pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") and related amendments and interpretations. Under Statement 133, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The DIRECTV Collar is not designated as a hedge, and therefore changes in the fair value of the derivative are recognized in earnings.

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(7) Financial Instrument and Long-Term Debt (Continued)

        At the time of closing the DIRECTV Collar and Collar Loan, LMC Entertainment borrowed approximately $1,977 million. The Collar Loan is due as the DIRECTV Collar terminates in six tranches from June 2009 through August 2012. Each tranche is repayable during a six-month period based upon a formula that factors in several variables including the market price of DIRECTV common stock. Interest accrues at an effective weighted average interest rate of 3.5% and is due and payable as each tranche matures. Borrowings are collateralized by 170 million shares of DIRECTV common stock owned by LMC Entertainment. LMC Entertainment believes that the carrying amount approximates fair value.

        In November 2008, LMC Entertainment chose to unwind 50% of the first tranche of the DIRECTV Collar. The first tranche expires in 2009 and originally had 22.5 million DIRECTV shares underlying it. As part of this transaction, LMC Entertainment repaid the portion of the Collar Loan ($228.4 million) associated with the shares that were unwound. Such repayment was funded with (1) proceeds from the collar unwind ($45.5 million), (2) funds borrowed from the remaining capacity of the Collar Loan ($181.1 million) and (3) cash on hand ($1.8 million). As a result of this transaction, the amount of debt due under the Collar Loan in 2009 is approximately $258 million including accrued interest.

        Payments, including accrued interest, are due under the Collar Loan as follows (amounts in thousands):

2009	$257,503
2010	$652,340
2011	$714,468
2012	$523,180

        The DIRECTV Collar contains a provision that allows the counterparty to terminate a portion of the DIRECTV Collar if the total number of shares of DIRECTV underlying the DIRECTV Collar exceeds 20% of the outstanding public float of DIRECTV common stock. In the event the counterparty chooses to terminate a portion of the DIRECTV Collar, the repayment of the corresponding debt would be accelerated. As of June 30, 2009, the number of shares of DIRECTV common stock underlying the DIRECTV Collar represented approximately 22% of the outstanding public float of DIRECTV common stock. As of such date, the counterparty had not elected to terminate a portion of the collar.

(8) Stock Options and Stock Appreciation Rights

Liberty—Incentive Plans

        Pursuant to the Liberty Media Corporation 2000 Incentive Plan, as amended from time to time, and the Liberty Media Corporation 2007 Incentive Plan, Liberty has granted to certain of its employees stock options and SARs (collectively, "Awards") to purchase shares of Liberty common stock.

        Liberty has also granted Awards to certain of its directors pursuant to Liberty Media Corporation 2002 Nonemployee Director Incentive Plan, as amended from time to time.

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(8) Stock Options and Stock Appreciation Rights (Continued)

        In connection with the Split Off, Awards with respect to Liberty Series A and Series B Entertainment Group tracking stock will be converted, in part, to Awards with respect to LEI common stock.

        If the Split Off had been effective as of June 30, 2009, approximately 14.3 million LEI Series A Awards and 5.4 million LEI Series B Awards would have been issued.

(9) Transactions with Related Parties

        During the six months ended June 30, 2009 and during the period from February 27, 2008 to June 30, 2008, subsidiaries of LMC Entertainment recognized $18,852,000 and $4,899,000, respectively, in revenue from DIRECTV for distribution of their programming.

        The accompanying condensed combined statements of operations include certain general and administrative employee salary expenses allocated by Liberty to LMC Entertainment, as well as third-party direct costs primarily for legal and accounting services incurred by Liberty related to LMC Entertainment's businesses. Such overhead expenses are intended to reflect the historical cost to Liberty of managing the assets and businesses of LMC Entertainment and may not be reflective of costs that LMC Entertainment would incur on an arm's length basis. Such expenses aggregated $4,916,000 and $2,409,000 for the six months ended June 30, 2009 and 2008, respectively.

(10) Commitments and Contingencies

Program Rights

        Liberty Sports Group has commitments to purchase the rights to broadcast games of certain professional and collegiate sports teams and leagues in its broadcast areas through 2020. Such commitments aggregated approximately $1,462 million at June 30, 2009 and are due as follows (amounts in thousands):

Remainder of 2009	$60,932
2010	$134,555
2011	$133,081
2012	$121,765
2013	$105,266
Thereafter	$906,339

Operating Leases

        LMC Entertainment leases office facilities and certain equipment under lease arrangements.

Litigation

        There are multiple purported class action complaints pending against DIRECTV, Liberty and the DIRECTV board of directors in the courts of Delaware and California. The stockholder complaints are purported class actions on behalf of the stockholder plaintiffs which allege, among other things, that

LMC ENTERTAINMENT

Notes to Condensed Combined Financial Statements (Continued)

June 30, 2009

(unaudited)

(10) Commitments and Contingencies (Continued)

the DIRECTV board of directors breached their fiduciary duties in approving the Merger Agreement. The stockholder plaintiffs seek to enjoin the Mergers and seek an award of compensatory damages. DIRECTV, the DIRECTV board of directors and Liberty intend to defend vigorously against these allegations. Under the terms of the Reorganization Agreement, LMC Entertainment would be required to indemnify Liberty for any loss or expense incurred in connection with such litigation.

        In addition, LMC Entertainment has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible LMC Entertainment may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying condensed combined financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Liberty Media Corporation:

        We have audited the accompanying combined balance sheets of LMC Entertainment (the Company) (as defined in note 1) as of December 31, 2008 and 2007, and the related combined statements of operations, comprehensive earnings (loss), cash flows, and parent's investment for each of the years in the three-year period ended December 31, 2008. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of The DIRECTV Group, Inc. (a 54 percent owned investee company as of December 31, 2008). The Company's investment in The DIRECTV Group, Inc. at December 31, 2008 included $2,601,350,000 and its equity in earnings of The DIRECTV Group, Inc. included $627,756,000 for the year ended December 31, 2008 that we did not audit. The financial statements of The DIRECTV Group, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the portion of the amounts included for The DIRECTV Group, Inc. referred to above, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the combined financial statements referred to above present fairly, in all material respects, the financial position of LMC Entertainment as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 3 to the accompanying combined financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. As discussed in note 1 to the accompanying combined financial statements, effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

KPMG LLP

Denver, Colorado
April 24, 2009, except as to the sixth paragraph of note 1,
which is as of July 24, 2009

LMC ENTERTAINMENT

COMBINED BALANCE SHEETS

December 31, 2008 and 2007

	2008	2007
	amounts in thousands
Assets
Current assets:
Cash and cash equivalents	$74,908	6,971
Trade and other receivables, net	55,449	773
Other current assets	9,267	3,206
Assets of discontinued operations (note 7)	1,803	2,493

Total current assets	141,427	13,443

Investment in The DIRECTV Group, Inc. ("DIRECTV") (note 5)	13,084,571	—
Investment in News Corporation (note 5)	—	10,646,814
Investment in Game Show Network, LLC ("GSN") (note 6)	268,929	244,485
Financial instrument asset (note 10)	185,816	—
Property and equipment, at cost	3,974	2,267
Accumulated depreciation	(989)	(945)

	2,985	1,322

Goodwill (note 9)	383,875	135,690
Other intangibles (note 9)	172,566	47,815
Accumulated amortization	(33,111)	(19,549)

	139,455	28,266

Other assets	40,590	13,244
Assets of discontinued operations (note 7)	12,174	55,014

Total assets	$14,259,822	11,138,278

Liabilities and Parent's Investment
Current liabilities:
Accounts payable	$11,967	1,727
Accrued liabilities	10,332	7,815
Current portion of debt	251,689	—
Other current liabilities	3,512	3,062
Liabilities of discontinued operations (note 7)	2,450	5,105

Total current liabilities	279,950	17,709

Long-term debt	1,729,877	—
Deferred income tax liabilities (note 12)	1,754,622	3,421,454
Other liabilities	3,067	564
Liabilities of discontinued operations (note 7)	—	3,426

Total liabilities	3,767,516	3,443,153

Parent's investment:
Parent's investment	3,585,869	3,966,806
Accumulated other comprehensive earnings (loss), net of taxes (note 13)	(30,896)	2,587,202
Retained earnings	6,937,333	1,141,117

Total parent's investment	10,492,306	7,695,125

Commitments and contingencies (note 15)
Total liabilities and parent's investment	$14,259,822	11,138,278

See accompanying notes to combined financial statements.

LMC ENTERTAINMENT

COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	amounts in thousands, except per share amounts
Revenue	$267,126	44,779	21,445

Operating costs and expenses:
Operating	181,174	24,546	17,890
Selling, general and administrative, including stock-based compensation	53,089	28,474	20,414
Depreciation	1,662	920	682
Amortization	20,666	11,040	8,687
Impairment of long-lived assets (note 9)	—	—	75,946

	256,591	64,980	123,619

Operating income (loss)	10,535	(20,201)	(102,174)
Other income (expense):
Interest expense	(51,814)	—	(8,208)
Dividend and interest income	356	57,284	57,227
Share of earnings of DIRECTV (note 5)	404,138	—	—
Share of earnings of GSN (note 6)	24,444	5,757	8,220
Realized and unrealized gains on financial instruments, net (note 10)	226,163	—	—
Gains (losses) on dispositions, net (note 5)	3,664,407	(486)	(217)
Other, net	—	(88)	(5,259)

	4,267,694	62,467	51,763

Earnings (loss) from continuing operations before income taxes	4,278,229	42,266	(50,411)
Income tax benefit (expense) (note 12)	1,543,189	(3,741)	(1,304)

Net earnings (loss) from continuing operations	5,821,418	38,525	(51,715)
Loss from discontinued operations, net of income taxes (note 7)	(25,202)	(28,360)	(13,373)

Net earnings (loss)	5,796,216	10,165	(65,088)
Less net loss attributable to the noncontrolling interests	—	(16,693)	(13,902)

Net earnings (loss) attributable to LMC Entertainment shareholders	$5,796,216	26,858	(51,186)

Unaudited pro forma earnings (loss) from continuing operations attributable to LMC Entertainment shareholders per common share—Series A and Series B (note 3)	$12.51	.10	(.09)
Unaudited pro forma net earnings (loss) attributable to LMC Entertainment shareholders per common share—Series A and Series B (note 3)	$12.46	.06	(.11)
Amounts attributable to LMC Entertainment common shareholders:
Earnings (loss) from continuing operations, net of income tax	$5,821,418	44,433	(42,003)
Discontinued operations, net of income tax	(25,202)	(17,575)	(9,183)

Net earnings (loss)	$5,796,216	26,858	(51,186)

See accompanying notes to combined financial statements.

LMC ENTERTAINMENT

COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	amounts in thousands
Net earnings (loss)	$5,796,216	10,165	(65,088)

Other comprehensive earnings (loss), net of taxes (note 13):
Unrealized holding gains (losses) arising during the period	(345,162)	(316,907)	1,850,512
Foreign currency translation adjustments	292	(53)	(2)
Recognition of previously unrealized gains on available-for-sale securities, net	(2,273,228)	—	—

Other comprehensive earnings (loss)	(2,618,098)	(316,960)	1,850,510

Comprehensive earnings (loss)	3,178,118	(306,795)	1,785,422
Less comprehensive loss attributable to noncontrolling interest	—	(16,693)	(13,902)

Comprehensive earnings (loss) attributable to LMC Entertainment shareholders	$3,178,118	(290,102)	1,799,324

See accompanying notes to combined financial statements.

LMC ENTERTAINMENT

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	amounts in thousands (see note 4)
Cash flows from operating activities:
Net earnings (loss)	$5,796,216	10,165	(65,088)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	29,569	16,272	15,867
Impairment of long-lived assets	17,419	30,930	87,585
Stock-based compensation	715	4,421	483
Noncash interest	51,351	—	—
Share of earnings of affiliates, net	(428,582)	(5,757)	(8,220)
Realized and unrealized gains on financial instruments, net	(226,163)	—	—
Losses (gains) on dispositions, net	(3,661,401)	498	217
Intercompany tax allocation	24,485	6,735	3,589
Intercompany tax payments	(1,745)	—	—
Deferred income tax benefit	(1,572,960)	(6,399)	(3,875)
Other noncash charges, net	—	356	13,516
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Current assets	(37,212)	(2,306)	(349)
Payables and other current liabilities	10,555	(4,569)	(8,096)

Net cash provided by operating activities	2,247	50,346	35,629

Cash flows from investing activities:
Cash received in exchange transaction	463,357	—	—
Additional investment in equity investee	(1,977,075)	—	—
Proceeds from settlement of derivative	45,483	—	—
Cash paid for acquisitions, net of cash acquired	—	—	(173,766)
Cash proceeds from sale of business unit	7,896	—	—
Distribution from GSN	—	17,500	10,000
Other investing activities, net	(3,975)	(10,616)	(3,653)

Net cash provided (used) by investing activities	(1,464,314)	6,884	(167,419)

Cash flows from financing activities:
Borrowings of debt	2,158,623	—	—
Repayments of debt	(228,408)	—	—
Acquisition of noncontrolling interest	—	(105,804)	—
Intercompany cash transfers, net	(400,211)	46,868	135,866
Other financing activities, net	—	(497)	5,098

Net cash provided (used) by financing activities	1,530,004	(59,433)	140,964

Net increase (decrease) in cash and cash equivalents	67,937	(2,203)	9,174
Cash and cash equivalents at beginning of year	6,971	9,174	—

Cash and cash equivalents at end of year	$74,908	6,971	9,174

See accompanying notes to combined financial statements.

LMC ENTERTAINMENT

COMBINED STATEMENTS OF PARENT'S INVESTMENT

Years ended December 31, 2008, 2007 and 2006

	Parent's investment	Accumulated other comprehensive earnings (loss)	Retained earnings	Noncontrolling interest in equity of subsidiary	Total parent's investment
	amounts in thousands
Balance at January 1, 2006	$3,776,307	1,050,205	1,117,936	—	5,944,448
Net loss	—	—	(51,186)	(13,902)	(65,088)
Other comprehensive earnings	—	1,850,510	—	—	1,850,510
Acquisition (note 8)	—	3,447	—	55,752	59,199
Intercompany tax allocation	3,589	—	—	—	3,589
Intercompany cash transfers, net	135,866	—	—	—	135,866
Other	(2,559)	—	—	6,689	4,130

Balance at December 31, 2006	3,913,203	2,904,162	1,066,750	48,539	7,932,654
Net earnings (loss)	—	—	26,858	(16,693)	10,165
Other comprehensive loss	—	(316,960)	—	—	(316,960)
Cumulative effect of accounting change (note 3)	—	—	47,509	—	47,509
LMC Entertainment acquisition of noncontrolling interest	—	—	—	(35,795)	(35,795)
Intercompany tax allocation	6,735	—	—	—	6,735
Intercompany cash transfers, net	46,868	—	—	—	46,868
Other	—	—	—	3,949	3,949

Balance at December 31, 2007	3,966,806	2,587,202	1,141,117	—	7,695,125
Net earnings	—	—	5,796,216	—	5,796,216
Other comprehensive loss	—	(2,618,098)	—	—	(2,618,098)
Intercompany tax allocation	24,485	—	—	—	24,485
Intercompany tax payments	(1,745)	—	—	—	(1,745)
Intercompany cash transfers, net	(400,211)	—	—	—	(400,211)
Other, net	(3,466)	—	—	—	(3,466)

Balance at December 31, 2008	$3,585,869	(30,896)	6,937,333	—	10,492,306

See accompanying notes to combined financial statements.

LMC ENTERTAINMENT

Notes to Combined Financial Statements

December 31, 2008, 2007 and 2006

(1) Basis of Presentation

        The accompanying combined financial statements of LMC Entertainment or the "Company" represent a combination of the historical financial information of certain video programming and direct-to-home satellite distribution subsidiaries and assets of Liberty Media Corporation ("Liberty"). Upon consummation of the Redemption and the resulting separation of Liberty Entertainment, Inc. ("LEI") from Liberty (the "Split Off") (see note 2), LEI will own the assets and businesses that comprise LMC Entertainment. Certain information labeled as unaudited, in Notes 1, 2 and 15, relate to or stem from the proposed transaction with DIRECTV which was announced subsequent to the date of the Independent Auditor's Report.

        The more significant subsidiaries and investments of Liberty initially comprising LMC Entertainment are as follows:

  Subsidiaries:

    Liberty Sports Holdings, LLC ("Liberty Sports Group")
    FUN Technologies, Inc. ("FUN")

  Investments:

    DIRECTV
    GSN

        Liberty Sports Group is comprised of three regional sports television networks in Colorado and Utah, the Northwest United States and western Pennsylvania. FUN operates websites that offer casual games ("FUN Games") and fantasy sports services ("FUN Sports"). DIRECTV is a provider of digital television entertainment delivered by satellite in the United States and Latin America. GSN operates a basic cable network dedicated to game-related programming and interactive game playing.

        In addition, immediately preceding the Split Off, Liberty will contribute approximately $50 million in cash to LEI. Subsequent to March 31, 2009, LEI and Liberty entered into a revolving credit agreement (the "Liberty Revolving Credit Facility"), which provides for loans from Liberty to LEI in an aggregate principal amount at any time outstanding of up to $300 million. On the date of the Split Off, the borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full, provided the Merger Agreement has not been terminated. In connection with the Merger Agreement (see note 2), LEI also entered into a secured credit facility with DIRECTV (the "DIRECTV Credit Facility"). The DIRECTV Credit Facility will provide up to an aggregate of $650 million in loans to LEI, including up to $300 million which will be sufficient to repay the Liberty Revolving Credit Facility immediately following the effective time of the Split Off, provided the Merger Agreement has not been terminated. If the Merger Agreement is terminated after completion of the Split Off, any amounts outstanding under the DIRECTV Credit Facility will be due and payable upon such termination. In such event, LEI could make such repayments in cash or by delivering shares of DIRECTV common stock (unaudited).

        Subsequent to December 31, 2008, FUN sold FUN Sports to Liberty for cash proceeds of $13.5 million. FUN then made a capital distribution to Liberty in the amount of $13.5 million. The financial position and results of operations of FUN Sports are reported as discontinued operations in the accompanying combined financial statements.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(1) Basis of Presentation (Continued)

        Effective January 1, 2009, LMC Entertainment adopted the provisions of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("Statement 160"). Statement 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, commonly referred to as minority interest. Among other matters, Statement 160 requires (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly presented in the statement of operations and comprehensive earnings (loss). Statement 160 and EITF Topic 08-6 also require that SAB 51 gains for subsidiaries be recorded in equity and SAB 51 gains for equity affiliates be recorded in earnings. Statement 160 has been applied prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively for all periods presented.

(2) Split Off Transaction

        During the fourth quarter of 2008, the Board of Directors of Liberty approved a plan to redeem a portion of the outstanding shares of Liberty's Entertainment Group tracking stock for all of the outstanding shares of LEI (the "Redemption").

        In connection with the Redemption, Liberty will redeem 90% of the outstanding shares of each series of Liberty Entertainment common stock for 100% of the outstanding shares of the same series of LEI, with cash in lieu of fractional shares, in each case, as of a date to be determined by the board of Liberty (the "Redemption Date"). Immediately following the Redemption Date, the holders of Liberty Entertainment common stock will own 100% of the outstanding equity of LEI. The Split Off is conditioned on, among other matters, receipt of stockholder approval and receipt of a private letter ruling from the IRS and a tax opinion from tax counsel and is expected to occur in the second quarter of 2009. The Split Off will be accounted for at historical cost due to the fact that the LEI common stock is to be distributed pro rata to holders of Liberty Entertainment tracking stock.

        Following the Split Off, LEI and Liberty will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the Redemption, LEI and Liberty will enter into certain agreements in order to govern certain of the ongoing relationships between LEI and Liberty after the Split Off and to provide mechanisms for an orderly transition. These agreements include a Reorganization Agreement, a Services Agreement and a Tax Sharing Agreement.

        The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the Split Off and cross indemnities. Pursuant to the Services Agreement, Liberty will provide LEI with office space and certain general and administrative services including accounting, finance, human resources, information technology, investor relations and tax services. LEI will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for LEI's allocable portion of costs associated with any shared services or personnel.

        Under the Tax Sharing Agreement, Liberty will generally be responsible for all taxes attributable to LEI and its subsidiaries for a pre-Split Off period that are reported on any consolidated, combined or unitary tax return that includes one or more of Liberty or any of its subsidiaries and LEI or any of its subsidiaries, and (ii) LEI will generally be responsible for all taxes attributable to LEI and its subsidiaries, whether accruing before, on or after the Split Off that are reported on any tax return (including any consolidated, combined or unitary tax return) that does not include Liberty or any of its

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(2) Split Off Transaction (Continued)

subsidiaries. Notwithstanding the foregoing, LEI has agreed to indemnify Liberty, its subsidiaries and certain related persons for any losses and taxes of Liberty and its subsidiaries, resulting from (and in the case of clause (iii), resulting primarily from, individually or in the aggregate) (i) the failure of the Split Off to be a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code (except for any such losses and taxes that (x) result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty, (y) result from the Liberty Entertainment Common Stock not being treated as stock of Liberty for U.S. federal income tax purposes, or (z) result from Section 355(e) of the Code applying to the Split Off as a result of the Split Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest in the stock of Liberty), (ii) Section 355(e) of the Code applying to the News Corporation Exchange (see note 5) or to any of the internal distributions effected by subsidiaries of News Corporation in connection with the News Corporation Exchange as a result of the Split Off, any actions taken by LEI or its subsidiaries following the Split Off, or any change in ownership of LEI stock following the Split Off (except to the extent that such losses or taxes result primarily from, individually or in the aggregate, the breach of certain covenants made by Liberty), or (iii) any breach by LEI of certain covenants (applicable to actions or failures to act by LEI and its subsidiaries following the completion of the Split Off) that relate to the qualification of the News Corporation Exchange and related restructuring transactions as tax-free transactions.

        On May 3, 2009, Liberty and LEI entered into an Agreement and Plan of Merger with DIRECTV and other parties named therein (the "Merger Agreement"), pursuant to which, after Liberty completes the Split Off, LEI and DIRECTV will combine under a new parent company ("New DIRECTV") (the "Merger Transaction"). The holders of LEI Series A common stock will be entitled to receive 1.11111 shares of New DIRECTV Class A common stock for each share of LEI Series A common stock held by them, and the holders of LEI Series B common stock (other than the Chairman of LEI and certain related persons) will be entitled to receive 1.11111 shares of New DIRECTV Class A common stock for each share of LEI Series B common stock held by them (in each case, as adjusted pursuant to the Merger Agreement). The Chairman of LEI and certain related persons will receive 1.11111 shares of New DIRECTV Class B common stock for each share of LEI Series B common stock held (as adjusted pursuant to the Merger Agreement). The Merger Transaction is subject to certain closing conditions, including completion of the Split Off, certain government approvals, shareholder approval, receipt of private letter rulings from the IRS (unaudited) and tax opinions from tax counsel.

        In certain circumstances, including those involving a change in the Liberty board's recommendation in favor of the Merger Agreement or a failure to receive stockholder approval after a third party acquisition proposal, LEI may become obligated to pay DIRECTV a termination fee of $450 million and an expense reimbursement of up to $10 million (unaudited).

(3) Summary of Significant Accounting Policies

Cash and Cash Equivalents

        Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(3) Summary of Significant Accounting Policies (Continued)

Receivables

        Receivables are reflected net of an allowance for doubtful accounts. Such allowance aggregated $1,220,000 and $10,000 at December 31, 2008 and 2007, respectively.

Investments

        All marketable equity and debt securities held by the Company are classified as available-for-sale ("AFS") and are carried at fair value generally based on quoted market prices. Effective January 1, 2008, for certain investment securities, LMC Entertainment adopted the provisions of Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("Statement 159"). The impact to LMC Entertainment's combined financial statements on the date of adoption was not significant. Under Statement 159, LMC Entertainment measures certain AFS securities at fair value and recognizes the changes in fair value in the combined statement of operations.

        For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee. The Company's share of net earnings or loss of affiliates also includes any other than temporary declines in fair value recognized during the period.

        Changes in the Company's proportionate share of the underlying equity of a subsidiary or equity method investee, which result from the issuance of additional equity securities by such subsidiary or equity investee, are recognized as increases or decreases in stockholders' equity.

        The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value, the severity of the decline, and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts' ratings and estimates of 12 month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Writedowns for cost investments and AFS securities are included in the combined statements of operations as other than temporary declines in fair values of investments. Writedowns for equity method investments are included in share of earnings (losses) of affiliates.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(3) Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment, including significant improvements, is stated at cost. Depreciation is computed using the straight-line method using estimated useful lives of 3 to 5 years for support equipment and leasehold improvements.

Goodwill and Intangible Assets

        The Company accounts for its goodwill and other intangible assets pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 142 requires that goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") not be amortized, but instead be tested for impairment at least annually. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144").

        Statement 142 requires the Company to consider equity method affiliates as separate reporting units. As a result, $17,000,000 of LMC Entertainment's goodwill balance has been allocated to a separate reporting unit which includes only the investment in GSN. This allocation is performed for goodwill impairment testing purposes only and does not change the reported carrying value of the investment. However, to the extent that all or a portion of an equity method investment which is part of a reporting unit containing allocated goodwill is disposed of in the future, the allocated portion of goodwill will be relieved and included in the calculation of the gain or loss on disposal.

        Statement 142 requires the Company to perform an annual assessment of whether there is an indication that goodwill is impaired. To accomplish this, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units.

        The Company determines the fair value of its reporting units using independent appraisals, public trading prices and other means. The Company then compares the fair value of each reporting unit to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation, to its carrying amount, and records an impairment charge to the extent the carrying amount exceeds the implied fair value.

Impairment of Long-lived Assets

        Statement 144 requires that the Company periodically review the carrying amounts of its property and equipment and its intangible assets (other than goodwill) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(3) Summary of Significant Accounting Policies (Continued)

appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets. Accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Revenue Recognition

        Liberty Sports Group derives revenue from two primary sources: (1) affiliate revenue from cable television system and direct broadcast satellite operators and (2) advertising revenue for commercial spots aired on the Liberty Sports Group's networks. Affiliate revenue is recognized over the service period. Advertising revenue is recorded net of agency commissions in the period advertising spots and sponsorship elements are broadcast.

        Revenue from FUN's skill games operations is generally recognized net of prizes and other promotions paid. Revenue from skill game tournaments where the Company guarantees the prize is recognized as gross entry fees with the related prize expenses included in operating expense. Fees for skill games are generally received in advance and included in other current liabilities in the accompanying combined balance sheets. Revenue is recognized at the conclusion of the participants' game play.

Prize Recognition

        The Company records the prize obligations on the commencement of a tournament to the extent that the Company guarantees the prize and such obligation is included in accrued liabilities on the combined balance sheets. In addition, the Company may periodically host in-person tournaments for promotion purposes and such costs, including the prize component, are included in selling, general and administrative expenses in the combined statements of operations.

Sports Programming Rights

        Liberty Sports Group amortizes its sports programming rights over the respective sports season as each game or event is played or held. For example, baseball rights are primarily amortized during the second and third quarters of the year, while hockey and basketball rights are primarily amortized over the first and fourth quarters of the year. If an up-front payment is incurred at the inception of a long-term rights agreement, such payment is recognized on a straight line basis over the term of the rights agreement.

Advertising Costs

        Advertising costs generally are expensed as incurred. Advertising expense aggregated $14,660,000, $4,174,000 and $3,221,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Software Development Expenditures

        Costs related to the development of software, including games, websites and support platforms, are expensed as incurred unless such costs meet the criteria for deferral and amortization. To date, no software development costs have been capitalized.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(3) Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company is included in the consolidated tax returns of Liberty. However, for purposes of the accompanying combined financial statements, the Company has accounted for income taxes as though it were a separate tax paying entity using the asset and liability method. Taxes payable to Liberty are included in parent's investment. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities and current tax expense have been calculated using Liberty's effective tax rate, which is different than the expected effective tax rate for the Company for periods after the Split Off occurs. Had the Company's effective tax rate been used for all periods presented, the Company's deferred tax liability at December 31, 2008 would have been approximately $87.9 million higher and income tax expense would have been $81.0 million lower for the year ended December 31, 2008, and not significantly different than the amounts reported for the years ended December 31, 2007 and 2006. On the date of the Split Off, the Company will record a charge to equity to adjust the deferred tax liability to the amount calculated using the Company's stand alone effective tax rate. Net deferred tax assets are reduced by a valuation allowance if the Company believes it more-likely-than-not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

        Effective January 1, 2007, LMC Entertainment adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In instances where the Company has taken or expects to take a tax position in its tax return and the Company believes it is more likely than not that such tax position will be upheld by the relevant taxing authority, the Company may record a benefit for such tax position in its combined financial statements.

        In connection with its adoption of FIN 48, LMC Entertainment reduced certain foreign tax reserves in the amount of $47,509,000 with an offset to retained earnings. As of December 31, 2008, LMC Entertainment had no uncertain tax positions for which it had recorded a reserve.

        When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the Company's statement of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the Company's statement of operations.

Unaudited Pro Forma Earnings (Loss) Per Common Share—Series A and Series B

        Unaudited pro forma earnings (loss) per common share for all periods presented is computed by dividing net earnings (loss) for the respective period by 465,266,193 common shares, which is the aggregate number of shares of Series A and Series B common stock that would have been issued if the Split Off had occurred on December 31, 2008.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(3) Summary of Significant Accounting Policies (Continued)

Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. LMC Entertainment considers (i) allocation of purchase price on business acquisitions, (ii) the estimate of the fair value of its long-lived assets (including goodwill) and any resulting impairment charges, (iii) its accounting for income taxes, and (iv) its assessment of other than temporary declines in value of its investments to be its most significant estimates.

        LMC Entertainment holds investments that are accounted for using the equity method. LMC Entertainment does not control the decision making process or business management practices of these affiliates. Accordingly, LMC Entertainment relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that LMC Entertainment uses in the application of the equity method. In addition, LMC Entertainment relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on LMC Entertainment's combined financial statements.

Recent Accounting Pronouncements

        In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("Statement 141R"). Statement 141R replaces Statement of Financial Accounting Standards No. 141, "Business Combinations" ("Statement 141"), although it retains the fundamental requirement in Statement 141 that the acquisition method of accounting be used for all business combinations. Statement 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. Statement 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year after December 15, 2008.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(4) Supplemental Disclosures to Combined Statements of Cash Flows

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Cash paid for acquisitions:
Fair value of assets acquired	$—	—	276,554
Net liabilities assumed	—	—	(23,968)
Deferred tax liabilities	—	—	(19,621)
Noncontrolling interest	—	—	(55,752)
Accumulated other comprehensive earnings	—	—	(3,447)

Cash paid for acquisitions, net of cash acquired	$—	—	173,766

Investment in News Corporation exchanged for consolidated News Corporation subsidiary, equity investment and cash	$10,143,402	—	—

Cash paid for income taxes	$307	—	3,011

(5) Investment in The DIRECTV Group, Inc.

        On February 27, 2008, LMC Entertainment completed a transaction with News Corporation (the "News Corporation Exchange") in which LMC Entertainment exchanged all of its 512.6 million shares of News Corporation common stock valued at approximately $10,143 million on the closing date for a subsidiary of News Corporation that held an approximate 41% interest in DIRECTV, Liberty Sports Group and approximately $463 million in cash. In addition, LMC Entertainment incurred approximately $21 million of acquisition costs. LMC Entertainment recognized a pre-tax gain of approximately $3,665 million based on the difference between the fair value and the weighted average cost basis of the News Corporation shares exchanged.

        LMC Entertainment accounted for the News Corporation Exchange as a nonmonetary exchange under APB opinion No. 29 "Accounting for Nonmonetary Transactions." Accordingly, LMC Entertainment recorded the assets received at an amount equal to the fair value of the News Corporation common stock given up. Such amount was allocated to DIRECTV and Liberty Sports Group based on their relative fair values as follows (amounts in thousands):

Cash	$463,357
DIRECTV	10,765,063
Liberty Sports Group	448,401
Deferred tax liability	(1,512,386)

Total	$10,164,435

        LMC Entertainment estimated the fair values of Liberty Sports Group and DIRECTV's assets using a combination of discounted cash flows and market prices for comparable assets.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(5) Investment in The DIRECTV Group, Inc. (Continued)

        At the time of closing, the value attributed to LMC Entertainment's investment in DIRECTV exceeded LMC Entertainment's proportionate share of DIRECTV's equity by approximately $8,022 million. Due to additional purchases of DIRECTV stock by LMC Entertainment and stock repurchases by DIRECTV, such excess basis has increased to $10,483 million as of December 31, 2008. Such amount has been allocated within memo accounts used for equity accounting purposes as follows (amounts in thousands):

Subscriber list	$2,895,135
Trade name	3,504,668
Orbital slots	4,836,131
Goodwill	3,322,122
Satellites	188,921
Software technology	611,032
Programming liability	(100,721)
Deferred tax liability	(4,774,067)

Total	$10,483,221

        LMC Entertainment has ascribed a useful life of 7 years to the subscriber list, 12 years to the satellites, 8 years to the software technology and indefinite lives to the orbital slots, trade name and goodwill. Amortization related to the intangible assets with identifiable useful lives within the memo accounts is included in LMC Entertainment's share of earnings of DIRECTV in the accompanying combined statement of operations and aggregated $223,618,000 (net of related taxes) for the 10 months ended December 31, 2008.

        The following unaudited pro forma information for LMC Entertainment for the years ended December 31, 2008 and 2007 was prepared assuming the News Corporation Exchange occurred on January 1, 2008 and January 1, 2007, respectively. The pro forma amounts are not necessarily indicative of operating results that would have been obtained if the News Corporation Exchange had occurred on such dates.

	Year ended December 31,
	2008	2007
	amounts in thousands, except per share amounts
Revenue	$303,072	259,779
Earnings from continuing operations attributable to LMC Entertainment shareholders	$402,183	215,733
Net earnings attributable to LMC Entertainment shareholders	$376,981	198,158
Pro forma net earnings attributable to LMC Entertainment shareholders per common share—Series A and Series B	$0.81	0.43

        The foregoing earnings from continuing operations and net earnings amounts exclude the gain and related tax benefit recognized in connection with the News Corporation Exchange.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(5) Investment in The DIRECTV Group, Inc. (Continued)

        On April 3, 2008, LMC Entertainment purchased 78.3 million additional shares of DIRECTV common stock in a private transaction for cash consideration of approximately $1,977 million. LMC Entertainment funded the purchase with borrowings against a newly executed equity collar on 110 million DIRECTV common shares. As of May 5, 2008, LMC Entertainment's ownership in DIRECTV was approximately 47.9%, and LMC Entertainment and DIRECTV entered into a standstill agreement. Pursuant to the standstill agreement, in the event LMC Entertainment's ownership interest goes above 47.9%, LMC Entertainment has agreed to vote its shares of DIRECTV which represent the excess ownership interest above 47.9% in the same proportion as all DIRECTV shareholders other than LMC Entertainment. Accordingly, although LMC Entertainment's economic ownership in DIRECTV reached 54% at December 31, 2008 due to stock repurchases by DIRECTV, LMC Entertainment continues to account for such investment using the equity method of accounting. LMC Entertainment records its share of DIRECTV's earnings based on its economic interest in DIRECTV.

        The market value of the Company's 54% interest in DIRECTV was approximately $12,571 million at December 31, 2008. Summarized unaudited financial information for DIRECTV is as follows:

  DIRECTV Consolidated Balance Sheet

December 31, 2008
amounts in millions
Current assets	$4,044
Satellites, net	2,476
Property and equipment, net	4,171
Goodwill	3,753
Intangible assets	1,172
Other assets	923

Total assets	$16,539

Current liabilities	$3,585
Long-term debt	5,725
Deferred income taxes	524
Other liabilities	1,749
Noncontrolling interest	103
Stockholders' equity	4,853

Total liabilities and equity	$16,539

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(5) Investment in The DIRECTV Group, Inc. (Continued)

  DIRECTV Consolidated Statement of Operations

Year ended December 31, 2008
amounts in millions
Revenue	$19,693
Cost of revenue	(9,948)
Selling, general and administrative expenses	(4,730)
Depreciation and amortization	(2,320)

Operating income	2,695
Interest expense	(360)
Other income, net	136
Income tax expense	(864)

Earnings from continuing operations	1,607
Income from discontinued operations, net of income taxes	6

Net earnings	1,613
Less net earnings attributable to noncontrolling interests	92

Net earnings attributable to DIRECTV shareholders	$1,521

(6) Investment in GSN

        LMC Entertainment and Sony Pictures Entertainment ("Sony"), a division of Sony Corporation of America, which is a subsidiary of Sony Corporation, each own 50% of GSN. GSN owns and operates a basic cable network dedicated to game-related programming and interactive game playing. GSN offers 24-hour programming featuring game shows, casino games, reality series, documentaries and other game-related shows. GSN features a full prime-time schedule of interactive programming, which allows viewers a chance to play along with GSN's televised games via GSN.com. LMC Entertainment accounts for its investment in GSN using the equity method of accounting.

        LMC Entertainment accounts for the excess of the carrying value for its investment in GSN over LMC Entertainment's share of GSN's equity as equity-method goodwill, which is not amortized.

        Subsequent to December 31, 2008 and after LMC Entertainment's sale of FUN Sports to Liberty, LMC Entertainment, Sony and GSN completed a series of transactions which restructured the ownership of FUN and GSN. As a result of such transactions, FUN is a wholly-owned subsidiary of GSN and LMC Entertainment indirectly owns 65% and Sony indirectly owns 35% of FUN. Due to governance arrangements between LMC Entertainment and Sony which limit LMC Entertainment's ability to control GSN, LMC Entertainment will continue to account for GSN as an equity affiliate. Accordingly, FUN will no longer be a consolidated subsidiary of LMC Entertainment.

(7) Discontinued Operations

        On April 28, 2008, LMC Entertainment completed the sale of its 100% ownership interest in Don Best, a wholly-owned subsidiary of FUN. Don Best provided customized subscription services for real

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(7) Discontinued Operations (Continued)

time odds, major line move alerts, injury reports and statistical reports, and was previously included in the FUN Sports division. Don Best was sold to an unaffiliated third party for aggregate net cash proceeds, notes receivable and stock valued at $14,462,000, and LMC Entertainment recognized a pre-tax loss on the sale of $3,000,000.

        As noted above, on March 24, 2009, FUN sold FUN Sports to Liberty for cash proceeds of $13,500,000. FUN then made a capital distribution to Liberty in the amount of $13,500,000.

        The combined financial statements and accompanying notes of LMC Entertainment have been prepared reflecting FUN Sports and Don Best as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and Disposal of Long-lived Assets". The cash flows of FUN Sports and Don Best have been included with the cash flows from continuing operations in the accompanying combined statements of cash flows.

        The following table presents the results of operations of FUN Sports and Don Best that are included in loss from discontinued operations, net of income tax:

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Revenue	$12,585	24,328	20,199
Loss before income taxes(1)(2)	$(28,052)	(32,156)	(14,962)

    (1)
    Includes goodwill and other intangible asset impairment charges of $17,419,000, $30,930,000 and $11,639,000 in 2008, 2007 and 2006, respectively.

    (2)
    Includes a $3,000,000 loss on the sale of Don Best in 2008.

(8) Acquisition of FUN

        On March 10, 2006, LMC Entertainment acquired a 55% interest in FUN, for aggregate cash consideration of $199,702,000. The assets and liabilities of FUN recorded by LMC Entertainment reflect 45% of the historical book value and 55% of the estimated fair value of such assets and liabilities. In connection with this acquisition, LMC Entertainment recorded goodwill of $161,609,000. Such goodwill represents the difference between the consideration paid and the estimated fair value of the assets acquired and was attributable to LMC Entertainment's expectations regarding the future potential growth of FUN's business in the on-line skill games industry. LMC Entertainment's purchase

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(8) Acquisition of FUN (Continued)

price for FUN was allocated based on discounted cash flows and comparable market values to FUN's assets and liabilities as follows (amounts in thousands):

Current assets	$64,755
Customer relationships	12,414
Technology	24,667
Tradenames	4,930
Goodwill	161,609
Other assets	20,555
Liabilities	(16,774)
Noncontrolling interest	(55,001)
Deferred income taxes	(14,006)
Accumulated other comprehensive earnings	(3,447)

$199,702

        FUN's results of operations have been combined with LMC Entertainment since the date of acquisition. The following unaudited pro forma information for LMC Entertainment for the year ended December 31, 2006 was prepared assuming the acquisition of FUN occurred on January 1, 2006. The pro forma amounts are not necessarily indicative of operating results that would have been obtained if the FUN acquisition had occurred on such date (amounts in thousands, except per share amounts).

Revenue	$37,273
Loss from continuing operations attributable to LMC Entertainment shareholders	$(61,417)
Net loss attributable to LMC Entertainment shareholders	$(66,832)
Pro forma net loss attributable to LMC Entertainment shareholders per common share—Series A and Series B	$(.14)

        In December 2007, LMC Entertainment acquired the common stock of FUN that it did not already own for cash consideration of $104,906,000. LMC Entertainment recorded $61,341,000 of goodwill and $12,863,000 of other intangibles in connection with such acquisition, which represented an allocation of the difference between the consideration paid and the carrying value of the noncontrolling interest in FUN. Except for the elimination of the noncontrolling interest in losses of FUN in the amount of $16,693,000 and $13,902,000 for the years ended December 31, 2007 and 2006, respectively, the pro forma effects of LMC Entertainment's 2007 acquisition of the noncontrolling interest of FUN were not significant.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(9) Goodwill and Intangible Assets

  Goodwill

        The following table provides the activity and balances of goodwill:

	Liberty Sports Group	FUN Games	GSN	Total
	amounts in thousands
Balance at January 1, 2007	$—	57,811	17,000	74,811
Acquisitions(1)	—	60,879	—	60,879

Balance at December 31, 2007	—	118,690	17,000	135,690
Acquisitions(2)	249,334	—	—	249,334
Other	—	(1,149)	—	(1,149)

Balance at December 31, 2008	$249,334	117,541	17,000	383,875

(1)
In December 2007, LMC Entertainment acquired the common stock of FUN that it did not already own for cash consideration of $104,906,000. LMC Entertainment recorded $60,879,000 of goodwill for FUN Games in connection with such acquisition, which represented an allocation of the difference between the consideration paid and the carrying value of the minority interest in FUN Games.

(2)
The $249,334,000 increase in goodwill relates to the News Corporation Exchange (see note 5) and represents the difference between the value allocated to Liberty Sports Group and the estimated fair value of the Liberty Sports Group identifiable tangible and intangible assets acquired.

  Intangible Assets Subject to Amortization

        Intangible assets subject to amortization are comprised of software technology, which is amortized over 4-5 years, customer relationships, which are amortized over 3-7 years and affiliate agreements with video distribution operators, which are amortized over 20 years.

        Based on its amortizable intangible assets as of December 31, 2008, LMC Entertainment expects that amortization expense will be as follows for the next five years (amounts in thousands):

2009	$14,609
2010	$12,222
2011	$11,912
2012	$10,944
2013	$9,008

(10) Financial Instrument and Long-Term Debt

        In April 2008, LMC Entertainment entered into an equity collar (the "DIRECTV Collar") for 110 million shares of DIRECTV common stock and a related credit facility (the "Collar Loan") against the present value of the put value of such collar. LMC Entertainment entered into the DIRECTV

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(10) Financial Instrument and Long-Term Debt (Continued)

Collar to manage fair value risk associated with its DIRECTV investment, and to facilitate the purchase of an additional 78.3 million shares of DIRECTV common stock.

        LMC Entertainment accounts for the DIRECTV Collar pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") and related amendments and interpretations. Under Statement 133, all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The DIRECTV Collar is not designated as a hedge, and therefore changes in the fair value of the derivative are recognized in earnings.

        LMC Entertainment records the DIRECTV Collar at fair value using the Black- Scholes Model. Changes in the fair value of the DIRECTV Collar are reflected in the combined statements of operations as unrealized gains or losses on financial instruments. LMC Entertainment's use of the Black-Scholes Model to value the DIRECTV Collar is considered a Level 2 valuation technique, which uses observable inputs such as exchange-traded equity prices, risk-free interest rates, dividend yields and volatilities. LMC Entertainment obtains a volatility rate from pricing services based on the expected volatility of DIRECTV common stock over the remaining term of the derivative instrument. A discount rate is obtained at the inception of the derivative instrument and updated each reporting period based on LMC Entertainment's estimate of the discount rate at which it could currently settle the derivative instrument. Considerable management judgment is required in estimating the Black-Scholes variables. Actual results upon settlement or unwinding of the DIRECTV Collar may differ materially from these estimates.

        At the time of closing the DIRECTV Collar and Collar Loan, LMC Entertainment borrowed approximately $1,977 million. The Collar Loan is due as the DIRECTV Collar terminates in six tranches from June 2009 through August 2012. Each tranche is repayable during a six-month period based upon a formula that factors in several variables including the market price of DIRECTV common stock. Interest accrues at an effective weighted average interest rate of 3.5% and is due and payable as each tranche matures. Borrowings are collateralized by 170 million shares of DIRECTV common stock owned by LMC Entertainment. LMC Entertainment believes that the carrying amount approximates fair value.

        In November 2008, LMC Entertainment chose to unwind 50% of the first tranche of the DIRECTV Collar. The first tranche expires in 2009 and originally had 22.5 million DIRECTV shares underlying it. As part of this transaction, LMC Entertainment repaid the portion of the Collar Loan ($228.4 million) associated with the shares that were unwound. Such repayment was funded with (1) proceeds from the collar unwind ($45.5 million), (2) funds borrowed from the remaining capacity of the Collar Loan ($181.1 million) and (3) cash on hand ($1.8 million). As a result of this transaction, the amount of debt due under the Collar Loan in 2009 is approximately $258 million including accrued interest.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(10) Financial Instrument and Long-Term Debt (Continued)

        Payments, including accrued interest, are due under the Collar Loan as follows (amounts in thousands):

2009	$257,503
2010	$652,340
2011	$714,468
2012	$523,180

        The DIRECTV Collar contains a provision that allows the counterparty to terminate a portion of the DIRECTV Collar if the total number of shares of DIRECTV underlying the DIRECTV Collar exceeds 20% of the outstanding public float of DIRECTV common stock. In the event the counterparty chooses to terminate a portion of the DIRECTV Collar, the repayment of the corresponding debt would be accelerated. The counterparty has agreed to waive its right to terminate a portion of the DIRECTV Collar until early June 2009, subject to the condition that the total number of shares underlying the DIRECTV Collar does not exceed 23% of the outstanding public float of DIRECTV common stock. As of December 31, 2008, the total number of shares underlying the DIRECTV Collar did not exceed such 23% limit.

(11) Stock Options and Stock Appreciation Rights

Liberty—Incentive Plans

        Pursuant to the Liberty Media Corporation 2000 Incentive Plan, as amended from time to time, and the Liberty Media Corporation 2007 Incentive Plan, Liberty has granted to certain of its employees stock options and SARs (collectively, "Awards") to purchase shares of Liberty common stock.

        Liberty has also granted Awards to certain of its directors pursuant to Liberty Media Corporation 2002 Nonemployee Director Incentive Plan, as amended from time to time.

        In connection with the Split Off, Awards with respect to Liberty Series A and Series B Entertainment Group tracking stock will be converted, in part, to Awards with respect to LEI common stock.

        If the Split Off had been effective as of December 31, 2008, approximately 14.4 million LEI Series A Awards and 5.4 million LEI Series B Awards would have been issued.

FUN Stock Options

        Prior to LMC Entertainment's December 2007 acquisition of the minority interest in FUN, certain officers and employees of FUN held options to purchase FUN common stock. In connection with the acquisition of the FUN minority interest, all FUN options became fully vested and were either exercised for cash (in-the-money options) or cancelled (out-of-the-money options). Stock compensation related to such options aggregated $4,421,000 and $483,000 for the years ended December 31, 2007 and 2006, respectively.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(12) Income Taxes

        Income tax benefit (expense) consists of:

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Current:
Federal	$(21,563)	(5,759)	(3,260)
State, local and foreign	(5,358)	(818)	(438)

	(26,921)	(6,577)	(3,698)

Deferred:
Federal	1,394,804	2,318	2,256
State and local	175,306	518	138

	1,570,110	2,836	2,394

Income tax benefit (expense)	$1,543,189	(3,741)	(1,304)

        The News Corporation Exchange qualifies as an IRC Section 355 transaction, and therefore did not trigger federal or state income tax obligations. In addition, upon consummation of this exchange transaction, deferred tax liabilities previously recorded for the difference between LMC Entertainment's book and tax bases in its News Corporation investment in the amount of approximately $1,791 million were reversed with an offset to income tax benefit. Due to the foregoing tax treatment, a federal income tax benefit adjustment of approximately $2,933 million is included in LMC Entertainment's reconciliation of computed "expected" income taxes to actual income taxes for the year ended December 31, 2008, as shown below.

        Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Computed expected tax benefit (expense)	$(1,497,380)	(14,794)	17,644
Nontaxable exchange of investments for subsidiaries and cash	2,932,706	—	—
State and local income taxes, net of federal income taxes	110,633	(16)	(111)
Change in valuation allowance affecting tax expense	4,742	(2,706)	(6,764)
Impairment of goodwill not deductible for tax purposes	—	—	(26,486)
Capitalized transaction costs not deductible for tax purposes	(7,522)	—	—
Dividends received deduction	—	13,966	14,164
Other, net	10	(191)	249

Income tax benefit (expense)	$1,543,189	(3,741)	(1,304)

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(12) Income Taxes (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,
	2008	2007
	amounts in thousands
Deferred tax assets:
Net operating and capital loss carryforwards	$33,399	19,131
Intangible assets	—	4,266
Other future deductible amounts	1,672	—

Deferred tax assets	35,071	23,397
Valuation allowance	(31,957)	(21,495)

Net deferred tax assets	3,114	1,902

Deferred tax liabilities:
Investments	1,704,786	3,412,158
Intangible assets	52,950	11,198

Deferred tax liabilities	1,757,736	3,423,356

Net deferred tax liabilities	$1,754,622	3,421,454

        The Company's valuation allowance increased $10,462,000 in 2008. Such increase is due to a $15,204,000 increase related to discontinued operations, partially offset by a $4,742,000 decrease that affected tax expense.

        As of December 31, 2008, the Company had U.S., UK and Canadian net operating loss and capital loss carryforwards of approximately $70 million, $12 million and $9 million, respectively. Approximately $40 million of the U.S. net operating loss carryforward expires in 2013. None of the remaining loss carryforwards expire before 2020.

(13) Other Comprehensive Earnings (Loss)

        Accumulated other comprehensive earnings included in the Company's combined balance sheets and combined statements of parent's investment for the years ended December 31, 2007 and 2006 primarily reflects the aggregate of unrealized holding gains (losses) on the Company's investment in News Corporation. For the year ended December 31, 2008, accumulated other comprehensive earnings reflects the recognition of previously unrealized gains in connection with the News Corporation Exchange.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(13) Other Comprehensive Earnings (Loss) (Continued)

        The components of other comprehensive earnings (loss) are reflected in the Company's combined statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in thousands
Year ended December 31, 2008:
Unrealized holding losses on securities arising during period	$(556,713)	211,551	(345,162)
Foreign currency translation adjustments	471	(179)	292
Reclassification adjustment for holding gains realized in net earnings	(3,666,497)	1,393,269	(2,273,228)

Other comprehensive loss	(4,222,739)	1,604,641	(2,618,098)

Year ended December 31, 2007:
Unrealized holding losses on securities arising during period	$(511,140)	194,233	(316,907)
Foreign currency translation adjustments	(85)	32	(53)

Other comprehensive loss	(511,225)	194,265	(316,960)

Year ended December 31, 2006:
Unrealized holding gains on securities arising during period	$2,984,697	(1,134,185)	1,850,512
Foreign currency translation adjustments	(3)	1	(2)

Other comprehensive earnings	2,984,694	(1,134,184)	1,850,510

(14) Transactions with Related Parties

        During the period from February 27, 2008 to December 31, 2008, subsidiaries of LMC Entertainment recognized $28,111,000 in revenue from DIRECTV for distribution of their programming.

        The accompanying combined statements of operations include certain general and administrative employee salary expenses allocated by Liberty to LMC Entertainment, as well as third-party direct costs primarily for legal and accounting services incurred by Liberty related to LMC Entertainment's businesses. Such overhead expenses are intended to reflect the historical cost to Liberty of managing the assets and businesses of LMC Entertainment and may not be reflective of costs that LMC Entertainment would incur on an arm's length basis. Such expenses aggregated $4,695,000, $2,075,000 and $2,150,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

(15) Commitments and Contingencies

Program Rights

        Liberty Sports Group has commitments to purchase the rights to broadcast games of certain professional and collegiate sports teams and leagues in its broadcast areas through 2020. Such

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(15) Commitments and Contingencies (Continued)

commitments aggregated approximately $1,558 million at December 31, 2008 and are due as follows (amounts in thousands):

2009	$160,000
2010	$134,298
2011	$132,818
2012	$121,495
2013	$104,990
Thereafter	$904,181

Royalty and Advertising Payments

        FUN has entered into exclusive affiliate partner agreements to offer its skill games products with various internet portal and destination sites. Certain of these agreements contain provisions for minimum royalty and advertising payments.

Operating Leases

        LMC Entertainment leases office facilities and certain equipment under lease arrangements. Rental expense under such lease arrangements amounted to $1,971,000, $817,000 and $973,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

        A summary of future minimum lease payments under noncancelable operating leases and royalty and advertising payments as of December 31, 2008 are as follows:

	Operating leases	Royalty and advertising
	amounts in thousands
Years ending December 31:
2009	$1,789	2,163
2010	$1,104	850
2011	$532	800
2012	$433	—
2013	$3	—
Thereafter	$—	—

        It is expected that in the normal course of business, leases that expire generally will be renewed or replaced by leases on other properties; thus, it is anticipated that future lease commitments will not be less than the amount incurred for 2008.

Litigation

        There are multiple purported class action complaints pending against DIRECTV, Liberty and the DIRECTV board of directors in the courts of Delaware and California. The stockholder complaints are purported class actions on behalf of the stockholder plaintiffs which allege, among other things, that the DIRECTV board of directors breached their fiduciary duties in approving the Merger Agreement. The stockholder plaintiffs seek to enjoin the Mergers and seek an award of compensatory damages.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(15) Commitments and Contingencies (Continued)

DIRECTV, the DIRECTV board of directors and Liberty intend to defend vigorously against these allegations. Under the terms of the Reorganization Agreement, LMC Entertainment would be required to indemnify Liberty for any loss or expense incurred in connection with such litigation (unaudited).

        In addition, LMC Entertainment has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible LMC Entertainment may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.

(16) Information About LMC Entertainment's Operating Segments

        LMC Entertainment owns controlling and noncontrolling interests in video programming and video distribution companies. Each of the Company's businesses is separately managed. LMC Entertainment identifies its reportable segments as (A) those subsidiaries that represent 10% or more of its combined revenue, pre-tax earnings or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of LMC Entertainment's pre-tax earnings.

        LMC Entertainment evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA.

        LMC Entertainment defines Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock-based compensation). LMC Entertainment believes this is an important indicator of the operational strength and performance of its businesses, including each business's ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. LMC Entertainment generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

        For the year ended December 31, 2008, LMC Entertainment has identified the following business units as its reportable segments:

  •
  Liberty Sports Group—a subsidiary comprised of three regional sports television networks: FSN Rocky Mountain, FSN Northwest and FSN Pittsburgh.

  •
  FUN Games—a division of FUN that offers a range of free and tournament skill games through its own Internet sites and through distribution partners.

  •
  DIRECTV—an equity method investment that provides digital television entertainment delivered by satellite in the United States and Latin America.

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(16) Information About LMC Entertainment's Operating Segments (Continued)

        Amounts shown in "Other" below provide a reconciliation of total reportable segments to LMC Entertainment's combined total. Included in "Other" are corporate expenses and assets held at a corporate level mainly comprised of investments in DIRECTV and GSN.

        LMC Entertainment's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also subsidiaries are the same as those described in the summary of significant policies.

	Combined Reportable Segments
						Equity Affiliate
	Liberty Sports Group	FUN Games			Combined Total
			Total	Other		DIRECTV
	amounts in thousands
Year ended December 31, 2008
Revenue from external customers	$209,972	57,154	267,126	—	267,126	19,693,000
Adjusted OIBDA	$32,657	8,367	41,024	(7,446)	33,578	5,015,000
Total assets	$536,482	145,160	681,642	13,578,180	14,259,822	16,539,000
Year ended December 31, 2007
Revenue from external customers	$—	44,779	44,779	—	44,779	—
Adjusted OIBDA	$—	5,500	5,500	(9,320)	(3,820)	—
Total assets	$—	152,384	152,384	10,985,894	11,138,278	—
Year ended December 31, 2006
Revenue from external customers	$—	21,445	21,445	—	21,445	—
Adjusted OIBDA	$—	(9,994)	(9,994)	(6,382)	(16,376)	—
Total assets	$—	86,747	86,747	11,531,267	11,618,014	—

LMC ENTERTAINMENT

Notes to Combined Financial Statements (Continued)

December 31, 2008, 2007 and 2006

(16) Information About LMC Entertainment's Operating Segments (Continued)

        The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) from continuing operations before income taxes:

	Years ended December 31,
	2008	2007	2006
	amounts in thousands
Combined segment Adjusted OIBDA	$33,578	(3,820)	(16,376)
Stock-based compensation	(715)	(4,421)	(483)
Depreciation and amortization	(22,328)	(11,960)	(9,369)
Impairment of long-lived assets		—	(75,946)
Dividend and interest income	356	57,284	57,227
Interest expense	(51,814)	—	(8,208)
Share of earnings of affiliates, net	428,582	5,757	8,220
Realized and unrealized gains on financial instruments	226,163	—	—
Gains (losses) on dispositions, net	3,664,407	(486)	(217)
Other, net	—	(88)	(5,259)

Earnings (loss) from continuing operations before income taxes	$4,278,229	42,266	(50,411)

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Financial Statements

June 30, 2009

(unaudited)

The Board of Directors of Liberty Media Corporation ("Liberty Media") has approved a plan to redeem a portion of the outstanding shares of Liberty Media's Entertainment Group tracking stock for all of the outstanding shares of a newly formed, wholly owned subsidiary of Liberty Media, Liberty Entertainment, Inc. ("LEI") (the "Redemption"). The Redemption and the resulting separation of LEI from Liberty Media pursuant to the Redemption are referred to herein as the Split Off.

        In connection with the Redemption, Liberty Media will redeem 90% of the outstanding shares of each series of Liberty Entertainment common stock for 100% of the outstanding shares of the same series of LEI, with cash in lieu of fractional shares, in each case, as of a date to be determined by the board of Liberty Media (the "Redemption Date"). Immediately following the Redemption Date, the holders of Liberty Entertainment common stock will own 100% of the outstanding equity of LEI.

        LEI would hold Liberty Media's interest in The DIRECTV Group, Inc., a 100% interest in Liberty Sports Holdings, LLC and a 65% interest in Game Show Network, LLC ("GSN"). In addition, immediately preceding the Split Off, Liberty Media will contribute approximately $50 million in cash to LEI. Such contribution is not reflected in the accompanying unaudited condensed pro forma consolidated balance sheet. Also, Liberty Media and LEI have entered into a revolving credit facility (the "Liberty Revolving Credit Facility") pursuant to which Liberty Media will provide LEI with up to $300 million principal amount of loans. On the date of the Split Off (unless the merger agreement with DIRECTV has terminated), the borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full. LEI also entered into a secured credit facility with DIRECTV (the "DIRECTV Credit Facility"). The DIRECTV Credit Facility will provide up to an aggregate of $650 million in loans to LEI, including up to $300 million which will be sufficient to repay the Liberty Revolving Credit Facility immediately following the effective time of the Split Off.

        Effective March 24, 2009, Liberty Media purchased from FUN Technologies, Inc. ("FUN"), at the time a wholly owned subsidiary of Liberty Media, certain FUN subsidiaries that operated FUN's sports related businesses ("FUN Sports") for $13.5 million in cash. FUN then made a capital distribution to Liberty Media in the amount of $13.5 million.

        Effective April 9, 2009, Liberty Media completed a series of transactions whereby FUN was contributed to GSN, and Liberty Media increased its ownership in GSN from 50% to 65%.

        Following the Split Off, Liberty Media will report the results of operations of LEI as discontinued operations. The following unaudited condensed pro forma consolidated balance sheets of Liberty Media dated as of June 30, 2009, December 31, 2008 and December 31, 2007 assumes that the Split Off, the sale of FUN Sports and the capital distribution had been completed as of such dates. The following unaudited condensed pro forma consolidated statements of operations of Liberty Media for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006 assume that the Split Off, the sale of FUN Sports and the capital distribution had been completed as of January 1, 2006. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained if such transactions had been completed as of such dates.

        LEI does not expect to borrow funds under the Liberty Revolving Credit Facility until the second half of 2009 when the next required principal payment under its long-term debt facility is due. Accordingly, there are no borrowings under the Liberty Revolving Credit Facility reflected in the accompanying unaudited condensed pro forma consolidated financial statements.

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Balance Sheet

June 30, 2009

(unaudited)

		Less:
	Liberty Media historical	LEI historical(2)	Liberty Media pro forma
	amounts in millions
Assets
Cash	$3,937	30	3,907
Other current assets	4,696	69	4,627
Cost investments	3,550	—	3,550
Equity investments	15,063	13,677	1,386
Property and equipment, net	1,277	5	1,272
Intangible assets not subject to amortization	9,109	266	8,843
Other assets	5,291	292	4,999

Total assets	$42,923	14,339	28,584

Liabilities and Equity
Current liabilities	$7,297	629	6,668
Long-term debt	9,524	1,403	8,121
Deferred tax liabilities	4,186	1,767	2,419
Other liabilities	1,809	1	1,808

Total liabilities	22,816	3,800	19,016
Equity	20,107	10,539	9,568

Total liabilities and equity	$42,923	14,339	28,584

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Balance Sheet

December 31, 2008

(unaudited)

		Less:	Add:
	Liberty Media historical	LEI historical(2)	FUN Sports(3)	Liberty Media pro forma
	amounts in millions
Assets
Cash	$3,135	75	—	3,060
Other current assets	4,484	66	2	4,420
Cost investments	2,859	2	—	2,857
Equity investments	14,490	13,354	—	1,136
Property and equipment, net	1,331	3	—	1,328
Intangible assets not subject to amortization	9,219	384	—	8,835
Other assets	6,385	376	12	6,021

Total assets	$41,903	14,260	14	27,657

Liabilities and Equity
Current liabilities	$4,148	280	2	3,870
Long-term debt	11,359	1,730	—	9,629
Deferred tax liabilities	4,900	1,755	—	3,145
Other liabilities	1,739	3	—	1,736

Total liabilities	22,146	3,768	2	18,380
Equity	19,757	10,492	12	9,277

Total liabilities and equity	$41,903	14,260	14	27,657

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Balance Sheet

December 31, 2007

(unaudited)

		Less:		Add:
	Liberty Media historical	LEI historical(2)	LEI discontinued operations(4)	FUN Sports(3)	Liberty Media pro forma
	amounts in millions
Assets
Cash	$3,135	7	—	—	3,128
Other current assets	3,174	6	—	2	3,170
Cost investments	17,569	10,649	—	—	6,920
Equity investments	1,817	245	—	—	1,572
Property and equipment, net	1,351	1	1	—	1,349
Intangible assets not subject to amortization	10,543	136	11	—	10,396
Other assets	8,060	94	(12)	36	8,014

Total assets	$45,649	11,138	—	38	34,549

Liabilities and Equity
Current liabilities	$3,474	18	—	1	3,457
Long-term debt	11,524	—	—	—	11,524
Deferred tax liabilities	8,458	3,421	1	—	5,036
Other liabilities	1,741	4	(1)	1	1,739

Total liabilities	25,197	3,443	—	2	21,756
Equity	20,452	7,695	—	36	12,793

Total liabilities and equity	$45,649	11,138	—	38	34,549

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Statement of Operations

Six Months Ended June 30, 2009

(unaudited)

		Less:
	Liberty Media historical	LEI historical(2)	Liberty Media pro forma
	amounts in millions, except per share amounts
Revenue	$4,827	140	4,687
Cost of sales	(2,391)	—	(2,391)
Operating, selling, general and administrative expenses	(1,553)	(118)	(1,435)
Depreciation and amortization	(344)	(8)	(336)

Operating income	539	14	525
Interest expense	(315)	(35)	(280)
Share of earnings (losses) of affiliates, net	105	196	(91)
Realized and unrealized gains (losses) on financial instruments, net	(81)	(83)	2
Gain on dispositions	164	53	111
Other income (expense), net	62	(30)	92

Earnings from continuing operations before income taxes	474	115	359
Income tax benefit (expense)	(115)	5	(120)

Earnings from continuing operations	$359	120	239

Basic earnings from continuing operations per common share:
Series A and Series B Liberty Entertainment common stock	$0.44		2.12
Series A and Series B Liberty Capital common stock	$0.43		0.43
Series A and Series B Liberty Interactive common stock	$0.15		0.15
Diluted earnings from continuing operations per common share:
Series A and Series B Liberty Entertainment common stock	$0.44		2.12
Series A and Series B Liberty Capital common stock	$0.42		0.42
Series A and Series B Liberty Interactive common stock	$0.15		0.15
Basic weighted average outstanding common shares (in millions):
Series A and Series B Liberty Entertainment common stock	517		52
Series A and Series B Liberty Capital common stock	96		96
Series A and Series B Liberty Interactive common stock	594		594
Diluted weighted average outstanding common shares (in millions):
Series A and Series B Liberty Entertainment common stock	520		52
Series A and Series B Liberty Capital common stock	97		97
Series A and Series B Liberty Interactive common stock	597		597

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Statement of Operations

Six Months Ended June 30, 2008

(unaudited)

		Less:
	Liberty Media historical	LEI historical(2)	LEI discontinued operations(4)	Liberty Media pro forma
	amounts in millions, except per share amounts
Revenue	$4,838	116	2	4,720
Cost of sales	(2,466)	—	—	(2,466)
Operating, selling, general and administrative expenses	(1,560)	(113)	(2)	(1,445)
Depreciation and amortization	(353)	(11)	(1)	(341)

Operating income (loss)	459	(8)	(1)	468
Interest expense	(353)	(16)	—	(337)
Share of earnings of affiliates, net	210	201	—	9
Realized and unrealized losses on financial instruments, net	(322)	(144)	—	(178)
Gains on dispositions, net	3,681	3,666	—	15
Other income, net	98	1	—	97

Earnings (loss) from continuing operations before income taxes	3,773	3,700	(1)	74
Income tax benefit	1,830	1,770	—	60

Earnings (loss) from continuing operations	$5,603	5,470	(1)	134

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2008

(unaudited)

		Less:
	Liberty Media historical	LEI historical(2)	LEI discontinued operations(4)	Liberty Media pro forma
	amounts in millions, except per share amounts
Revenue	$10,084	267	2	9,815
Cost of sales	(5,224)	—	—	(5,224)
Operating, selling, general and administrative expenses	(3,328)	(234)	(2)	(3,092)
Depreciation and amortization	(710)	(22)	(1)	(687)
Impairment of long-lived assets	(1,569)	—	—	(1,569)

Operating income (loss)	(747)	11	(1)	(757)
Interest expense	(719)	(52)	—	(667)
Share of earnings (losses) of affiliates, net	(838)	429	—	(1,267)
Gains (losses) on dispositions, net	3,679	3,664	(3)	18
Other income (expense), net	(132)	226	—	(358)

Earnings (loss) from continuing operations before income taxes	1,243	4,278	(4)	(3,031)
Income tax benefit	2,280	1,543	1	736

Earnings (loss) from continuing operations	$3,523	5,821	(3)	(2,295)

Basic earnings (loss) from continuing operations per common share:
Series A and Series B Liberty Entertainment common stock	$(1.19)			$(18.71)
Series A and Series B Liberty Capital common stock	$(4.65)			$(4.65)
Series A and Series B Liberty Interactive common stock	$(1.31)			$(1.31)
Old Series A and Series B Liberty Capital common stock	$41.88			$(0.46)
Diluted earnings (loss) from continuing operations per common share:
Series A and Series B Liberty Entertainment common stock	$(1.18)			$(18.71)
Series A and Series B Liberty Capital common stock	$(4.65)			$(4.65)
Series A and Series B Liberty Interactive common stock	$(1.31)			$(1.31)
Old Series A and Series B Liberty Capital common stock	$41.55			$(0.45)
Basic weighted average outstanding common shares (in millions):
Series A and Series B Liberty Entertainment common stock	517			52
Series A and Series B Liberty Capital common stock	113			113
Series A and Series B Liberty Interactive common stock	594			594
Old Series A and Series B Liberty Capital common stock	129			129
Diluted weighted average outstanding common shares (in millions):
Series A and Series B Liberty Entertainment common stock	520			52
Series A and Series B Liberty Capital common stock	113			113
Series A and Series B Liberty Interactive common stock	594			594
Old Series A and Series B Liberty Capital common stock	130			130

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2007

(unaudited)

		Less:
	Liberty Media historical	LEI historical(2)	LEI discontinued operations(4)	Liberty Media pro forma
	amounts in millions
Revenue	$9,423	45	10	9,368
Cost of sales	(4,925)	—	—	(4,925)
Operating, selling, general and administrative expenses	(2,862)	(53)	(4)	(2,805)
Depreciation and amortization	(675)	(12)	1	(664)
Impairment of long-lived assets	(223)	—	(31)	(192)

Operating income (loss)	738	(20)	(24)	782
Interest expense	(641)	—	—	(641)
Realized and unrealized gains on financial instruments, net	1,269	—	—	1,269
Gains on dispositions, net	646	—	—	646
Other income (expense), net	309	62	(1)	248

Earnings (loss) from continuing operations before income taxes	2,321	42	(25)	2,304
Income tax benefit (expense)	(321)	(4)	3	(320)

Earnings (loss) from continuing operations	$2,000	38	(22)	1,984

Liberty Media Corporation and Subsidiaries

Condensed Pro Forma Consolidated Statement of Operations

Year Ended December 31, 2006

(unaudited)

		Less:
	Liberty Media historical	LEI historical(2)	LEI discontinued operations(4)	Liberty Media pro forma
	amounts in millions
Revenue	$8,613	21	10	8,582
Cost of sales	(4,565)	—	—	(4,565)
Operating, selling, general and administrative expenses	(2,332)	(38)	(4)	(2,290)
Depreciation and amortization	(582)	(9)	(4)	(569)
Impairment of long-lived assets	(113)	(76)	(10)	(27)

Operating income (loss)	1,021	(102)	(8)	1,131
Interest expense	(680)	(8)	—	(672)
Realized and unrealized losses on financial instruments, net	(279)	—	—	(279)
Gains on dispositions, net	607	—	—	607
Other income, net	319	60	—	259

Earnings (loss) from continuing operations before income taxes	988	(50)	(8)	1,046
Income tax expense	(252)	(1)	—	(251)

Earnings (loss) from continuing operations	$736	(51)	(8)	795

Liberty Media Corporation and Subsidiaries

Notes to Condensed Pro Forma Consolidated Financial Statements

June 30, 2009

(unaudited)

(1)
The Board of Directors of Liberty Media Corporation ("Liberty Media") has approved a plan to redeem a portion of the outstanding shares of Liberty Media's Entertainment Group tracking stock for all of the outstanding shares of Liberty Entertainment, Inc. ("LEI") (the "Redemption"). The Redemption and the resulting separation of LEI from Liberty Media pursuant to the Redemption are referred to herein as the Split Off.

  In connection with the Redemption, Liberty Media will redeem 90% of the outstanding shares of each series of Liberty Entertainment common stock for 100% of the outstanding shares of the same series of LEI, with cash in lieu of fractional shares, in each case, as of a date to be determined by the board of Liberty Media (the "Redemption Date"). Immediately following the Redemption Date, the holders of Liberty Entertainment common stock will own 100% of the outstanding equity of LEI.

(2)
Represents the historical financial position and results of operations of LEI. Such amounts were derived from the historical combined financial statements of LMC Entertainment found elsewhere herein this Annex C.

(3)
The historical combined financial statements of LEI have been prepared to reflect FUN Sports as discontinued operations as a result of its sale to Liberty Media on March 24, 2009. Accordingly, the "FUN Sports" column in the accompanying condensed pro forma consolidated balance sheets is necessary to reverse the assets and liabilities reflected as discontinued operations in the LEI historical column, as these assets and liabilities will remain with Liberty Media subsequent to the Split Off.

(4)
On April 28, 2008, LEI completed the sale of its 100% ownership interest in Don Best, a subsidiary of FUN. The historical combined financial statements of LEI have been prepared to reflect Don Best as discontinued operations. However, due to materiality considerations, the historical consolidated financial statements of Liberty Media were not prepared to reflect Don Best as discontinued operations. Accordingly, the "LEI discontinued operations" column in the accompanying condensed pro forma consolidated financial statements is necessary to exclude the results of operations of Don Best from the pro forma results of operations of Liberty Media.

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Financial Statement Information for Tracking Stock Groups

June 30, 2009

(unaudited)

        Liberty Media Corporation's ("Liberty Media") Liberty Entertainment common stock is intended to reflect the separate performance of Liberty Media's Entertainment Group which includes its wholly-owned subsidiaries Starz Entertainment, LLC, Liberty Sports Holdings, LLC and PicksPal, Inc., its ownership interest in The DIRECTV Group, Inc., as well as other minority equity interests in Game Show Network, LLC ("GSN") and WildBlue Communications, Inc.

        The Liberty Interactive common stock is intended to reflect the separate performance of Liberty Media's Interactive Group which is comprised of its businesses engaged in video and on-line commerce, including subsidiaries, QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc. and interests in IAC/InterActiveCorp, Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc., Ticketmaster Entertainment, Inc. and Tree.com, Inc.

        The Liberty Capital common stock is intended to reflect the separate performance of Liberty Media's Capital Group which is comprised of all of its assets and businesses not attributed to the Interactive Group or the Entertainment Group.

        The Board of Directors of Liberty Media has approved a plan to redeem a portion of the outstanding shares of Liberty Media's Entertainment Group tracking stock for all of the outstanding shares of a newly formed, wholly owned subsidiary of Liberty Media, Liberty Entertainment, Inc. ("LEI") (the "Redemption"). The Redemption and the resulting separation of LEI from Liberty Media pursuant to the Redemption are referred to herein as the Split Off.

        LEI would hold Liberty Media's interest in The DIRECTV Group, Inc., a 100% interest in Liberty Sports Holdings, LLC, and a 65% interest in GSN. In addition, immediately preceding the Split Off, Liberty Media will contribute approximately $50 million in cash to LEI. Such contribution is not reflected in the accompanying unaudited pro forma attributed balance sheet information. Also, Liberty Media and LEI have entered into a revolving credit facility (the "Liberty Revolving Credit Facility") pursuant to which Liberty Media will provide LEI with up to $300 million principal amount of loans. On the date of the Split Off (unless the merger agreement with DIRECTV has terminated), the borrowings under the Liberty Revolving Credit Facility, together with accrued interest thereon, will be payable in full. LEI also entered into a secured credit facility with DIRECTV (the "DIRECTV Credit Facility"). The DIRECTV Credit Facility will provide up to an aggregate of $650 million in loans to LEI, including up to $300 million which will be sufficient to repay the Liberty Revolving Credit Facility immediately following the effective time of the Split Off.

        Effective March 24, 2009, Liberty Media purchased from FUN, at the time a wholly owned subsidiary of Liberty Media, certain FUN subsidiaries that operated FUN's sports related businesses ("FUN Sports") for $13.5 million in cash. FUN then made a capital distribution to Liberty Media in the amount of $13.5 million.

        Effective April 9, 2009, Liberty Media completed a series of transactions whereby FUN was contributed to GSN, and Liberty Media increased its ownership in GSN from 50% to 65%.

        Subsequent to the Split Off, the assets of Liberty Media that would continue to be attributed to Liberty Media's Entertainment Group would be principally cash and a 100% interest in Starz Entertainment, LLC.

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Financial Statement Information for Tracking Stock Groups (Continued)

June 30, 2009

(unaudited)

        Following the Split Off, Liberty Media will report the results of operations of LEI as discontinued operations. The following unaudited pro forma tables present Liberty Media's assets, liabilities, revenue and expenses as of June 30, 2009, December 31, 2008 and December 31, 2007, for the six months ended June 30, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006. The pro forma tables further present Liberty Media's assets, liabilities, revenue and expenses that are attributed to the Entertainment Group, the Interactive Group and the Capital Group, respectively. The pro forma tables assume that the Split Off, the sale of FUN Sports and the capital distribution had been completed as of January 1, 2006. The unaudited pro forma results do not purport to be indicative of the results that would have been obtained if such transactions had been completed as of such dates.

        LEI does not expect to borrow funds under the Liberty Revolving Credit Facility until the second half of 2009 when the next required principal payment under its long-term debt facility is due. Accordingly, there are no borrowings under the Liberty Revolving Credit Facility reflected in the accompanying unaudited pro forma attributed financial statement information.

        The historical results of the Interactive Group and the Capital Group will not change as a result of the Split Off.

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Balance Sheet Information

June 30, 2009

(unaudited)

			Attributed
		Less:
	Attributed Entertainment Group historical						Consolidated Liberty Media pro forma
		LEI historical(2)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical	Inter-group eliminations
	amounts in millions
Assets
Cash	$618	30	588	946	2,373	—	3,907
Other current assets	807	69	738	2,052	2,011	(174)	4,627
Cost investments	2	—	2	718	2,830	—	3,550
Equity investments	13,685	13,677	8	816	562	—	1,386
Property and equipment, net	114	5	109	1,021	142	—	1,272
Intangible assets not subject to amortization	369	266	103	8,377	363	—	8,843
Other assets	688	292	396	3,037	1,566	—	4,999

Total assets	$16,283	14,339	1,944	16,967	9,847	(174)	28,584

Liabilities and Equity
Current liabilities	$667	629	38	2,443	4,361	(174)	6,668
Long-term debt	1,449	1,403	46	5,784	2,291	—	8,121
Deferred tax liabilities	1,742	1,767	(25)	1,889	555	—	2,419
Other liabilities	10	1	9	333	1,466	—	1,808

Total liabilities	3,868	3,800	68	10,449	8,673	(174)	19,016
Equity	12,415	10,539	1,876	6,518	1,174	—	9,568

Total liabilities and equity	$16,283	14,339	1,944	16,967	9,847	(174)	28,584

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Balance Sheet Information

December 31, 2008

(unaudited)

		Less:	Add:	Attributed
	Attributed Entertainment Group historical							Consolidated Liberty Media pro forma
		LEI historical(2)	FUN Sports(3)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical	Inter-group eliminations
	amounts in millions
Assets
Cash	$807	75	—	732	832	1,496	—	3,060
Other current assets	824	66	2	760	2,450	1,477	(267)	4,420
Cost investments	2	2	—	—	739	2,118	—	2,857
Equity investments	13,366	13,354	—	12	901	223	—	1,136
Property and equipment, net	120	3	—	117	1,064	147	—	1,328
Intangible assets not subject to amortization	492	384	—	108	8,350	377	—	8,835
Other assets	711	376	12	347	3,151	2,523	—	6,021

Total assets	$16,322	14,260	14	2,076	17,487	8,361	(267)	27,657

Liabilities and Equity
Current liabilities	$617	280	2	339	1,710	2,085	(264)	3,870
Long-term debt	1,777	1,730	—	47	6,956	2,626	—	9,629
Deferred tax liabilities	1,735	1,755	—	(20)	1,999	1,166	—	3,145
Other liabilities	13	3	—	10	365	1,362	(1)	1,736

Total liabilities	4,142	3,768	2	376	11,030	7,239	(265)	18,380
Equity	12,180	10,492	12	1,700	6,457	1,122	(2)	9,277

Total liabilities and equity	$16,322	14,260	14	2,076	17,487	8,361	(267)	27,657

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Balance Sheet Information

December 31, 2007

(unaudited)

		Less:		Add:	Attributed
	Attributed Entertainment Group historical								Consolidated Liberty Media pro forma
		LEI historical(2)	LEI discontinued operations(4)	FUN Sports(3)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical	Inter-group eliminations
	amounts in millions
Assets
Cash	$90	7	—	—	83	557	2,488	—	3,128
Other current assets	703	6	—	2	699	2,364	271	(164)	3,170
Cost investments	10,652	10,649	—	—	3	2,044	4,873	—	6,920
Property and equipment, net	129	1	1	—	127	1,074	148	—	1,349
Intangible assets not subject to amortization	1,508	136	11	—	1,361	8,417	618	—	10,396
Other assets	726	339	(12)	36	435	4,870	4,281	—	9,586

Total assets	$13,808	11,138	—	38	2,708	19,326	12,679	(164)	34,549

Liabilities and Equity
Current liabilities	$334	18	—	1	317	1,505	1,799	(164)	3,457
Long-term debt	470	—	—	—	470	7,164	3,890	—	11,524
Deferred tax liabilities	3,521	3,421	1	—	99	2,670	2,267	—	5,036
Other liabilities	26	4	(1)	1	24	350	1,365	—	1,739

Total liabilities	4,351	3,443	—	2	910	11,689	9,321	(164)	21,756
Equity	9,457	7,695	—	36	1,798	7,637	3,358	—	12,793

Total liabilities and equity	$13,808	11,138	—	38	2,708	19,326	12,679	(164)	34,549

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Statement of Operations Information

Six Months Ended June 30, 2009

(unaudited)

		Less:	Attributed
	Attributed Entertainment Group historical					Consolidated Liberty Media pro forma
		LEI historical(2)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical
	amounts in millions
Revenue	$736	140	596	3,767	324	4,687
Cost of sales	—	—	—	(2,391)	—	(2,391)
Operating, selling, general and administrative expenses	(555)	(118)	(437)	(644)	(354)	(1,435)
Depreciation and amortization	(20)	(8)	(12)	(282)	(42)	(336)

Operating income (loss)	161	14	147	450	(72)	525
Interest expense	(36)	(35)	(1)	(206)	(73)	(280)
Share of earnings (losses) of affiliates, net	192	196	(4)	(83)	(4)	(91)
Realized and unrealized gains (losses) on financial instruments, net	(74)	(83)	9	(47)	40	2
Gain (loss) on dispositions, net	54	53	1	(3)	113	111
Other income (expense), net	(35)	(30)	(5)	31	66	92

Earnings (loss) from continuing operations before income taxes	262	115	147	142	70	359
Income tax benefit (expense)	(32)	5	(37)	(54)	(29)	(120)

Earnings (loss) from continuing operations	$230	120	110	88	41	239

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Statement of Operations Information

Six Months Ended June 30, 2008

(unaudited)

		Less:		Attributed
	Attributed Entertainment Group historical						Consolidated Liberty Media pro forma
		LEI historical(2)	LEI discontinued operations(4)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical
	amounts in millions
Revenue	$669	116	2	551	3,904	265	4,720
Cost of sales	—	—	—	—	(2,466)	—	(2,466)
Operating, selling, general and administrative expenses	(548)	(113)	(2)	(433)	(644)	(368)	(1,445)
Depreciation and amortization	(24)	(11)	(1)	(12)	(275)	(54)	(341)

Operating income (loss)	97	(8)	(1)	106	519	(157)	468
Interest expense	(29)	(16)	—	(13)	(243)	(81)	(337)
Share of earnings (losses) of affiliates, net	198	201	—	(3)	35	(23)	9
Realized and unrealized losses on financial instruments, net	(82)	(144)	—	62	(38)	(202)	(178)
Gains on dispositions, net	3,666	3,666	—	—	—	15	15
Other income, net	9	1	—	8	14	75	97

Earnings (loss) from continuing operations before income taxes	3,859	3,700	(1)	160	287	(373)	74
Income tax benefit (expense)	1,707	1,770	—	(63)	(53)	176	60

Earnings (loss) from continuing operations	$5,566	5,470	(1)	97	234	(197)	134

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Statement of Operations Information

Year Ended December 31, 2008

(unaudited)

		Less:		Attributed
	Attributed Entertainment Group historical						Consolidated Liberty Media pro forma
		LEI historical(2)	LEI discontinued operations(4)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical
	amounts in millions
Revenue	$1,391	267	2	1,122	8,079	614	9,815
Cost of sales	—	—	—	—	(5,224)	—	(5,224)
Operating, selling, general and administrative expenses	(1,083)	(234)	(2)	(847)	(1,332)	(913)	(3,092)
Depreciation and amortization	(48)	(22)	(1)	(25)	(561)	(101)	(687)
Impairment of long-lived assets	(1,262)	—	—	(1,262)	(56)	(251)	(1,569)

Operating income (loss)	(1,002)	11	(1)	(1,012)	906	(651)	(757)
Interest expense	(74)	(52)	—	(22)	(473)	(172)	(667)
Share of earnings (losses) of affiliates, net	418	429	—	(11)	(1,192)	(64)	(1,267)
Realized and unrealized gains (losses) on financial instruments, net	498	227	—	271	(240)	(292)	(261)
Gains (losses) on dispositions, net	3,661	3,664	(3)	—	2	16	18
Other than temporary declines in fair value of investments	—	—	—	—	(440)	(1)	(441)
Other income (expense), net	4	(1)	—	5	199	140	344

Earnings (loss) from continuing operations before income taxes	3,505	4,278	(4)	(769)	(1,238)	(1,024)	(3,031)
Income tax benefit (expense)	1,347	1,543	1	(197)	493	440	736

Earnings (loss) from continuing operations	$4,852	5,821	(3)	(966)	(745)	(584)	(2,295)

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Statement of Operations Information

Year Ended December 31, 2007

(unaudited)

		Less:		Attributed
	Attributed Entertainment Group historical						Consolidated Liberty Media pro forma
		LEI historical(2)	LEI discontinued operations(4)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical
	amounts in millions
Revenue	$1,136	45	10	1,081	7,802	485	9,368
Cost of sales	—	—	—	—	(4,925)	—	(4,925)
Operating, selling, general and administrative expenses	(927)	(53)	(4)	(870)	(1,228)	(707)	(2,805)
Depreciation and amortization	(37)	(12)	1	(26)	(536)	(102)	(664)
Impairment of long-lived assets	(41)	—	(31)	(10)	—	(182)	(192)

Operating income (loss)	131	(20)	(24)	175	1,113	(506)	782
Interest expense	(25)	—	—	(25)	(465)	(151)	(641)
Realized and unrealized gains (losses) on financial instruments, net	14	—	—	14	(6)	1,261	1,269
Gains (losses) on dispositions, net	(1)	—	—	(1)	12	635	646
Other income (expense), net	73	62	(1)	12	122	114	248

Earnings (loss) from continuing operations before income taxes	192	42	(25)	175	776	1,353	2,304
Income tax benefit (expense)	(77)	(4)	3	(76)	(306)	62	(320)

Earnings (loss) from continuing operations	$115	38	(22)	99	470	1,415	1,984

Liberty Media Corporation and Subsidiaries

Pro Forma Attributed Statement of Operations Information

Year Ended December 31, 2006

(unaudited)

		Less:		Attributed
	Attributed Entertainment Group historical						Consolidated Liberty Media pro forma
		LEI historical(2)	LEI discontinued operations(4)	Entertainment Group pro forma	Interactive Group historical	Capital Group historical
	amounts in millions
Revenue	$1,075	21	10	1,044	7,326	212	8,582
Cost of sales	—	—	—	—	(4,565)	—	(4,565)
Operating, selling, general and administrative expenses	(909)	(37)	(4)	(868)	(1,140)	(283)	(2,291)
Depreciation and amortization	(41)	(10)	(4)	(27)	(491)	(50)	(568)
Impairment of long-lived assets	(113)	(76)	(10)	(27)	—	—	(27)

Operating income (loss)	12	(102)	(8)	122	1,130	(121)	1,131
Interest expense	(31)	(8)	—	(23)	(417)	(232)	(672)
Realized and unrealized gains (losses) on financial instruments, net	(31)	—	—	(31)	20	(268)	(279)
Gains on dispositions, net	—	—	—	—	—	607	607
Other income, net	70	60	—	10	110	139	259

Earnings (loss) from continuing operations before income taxes	20	(50)	(8)	78	843	125	1,046
Income tax benefit (expense)	(43)	(1)	—	(42)	(210)	1	(251)

Earnings (loss) from continuing operations	$(23)	(51)	(8)	36	633	126	795

Liberty Media Corporation and Subsidiaries

Notes to Pro Forma Attributed Financial Statement Information for Tracking Stock Groups

June 30, 2009

(unaudited)

(1)
The Board of Directors of Liberty Media Corporation ("Liberty Media") has approved a plan to redeem a portion of the outstanding shares of Liberty Media's Entertainment Group tracking stock for all of the outstanding shares of Liberty Entertainment, Inc. ("LEI") (the "Redemption"). The Redemption and the resulting separation of LEI from Liberty Media pursuant to the Redemption are referred to herein as the Split Off.

  In connection with the Redemption, Liberty Media will redeem 90% of the outstanding shares of each series of Liberty Entertainment common stock for 100% of the outstanding shares of the same series of LEI, with cash in lieu of fractional shares, in each case, as of a date to be determined by the board of Liberty Media (the "Redemption Date"). Immediately following the Redemption Date, the holders of Liberty Entertainment common stock will own 100% of the outstanding equity of LEI.

(2)
Represents the historical financial position and results of operations of LEI. Such amounts were derived from the historical combined financial statements of LMC Entertainment found elsewhere herein this Annex C.

(3)
The historical combined financial statements of LEI have been prepared to reflect FUN Sports as discontinued operations as a result of its sale to Liberty Media on March 24, 2009. Accordingly, the "FUN Sports" column in the accompanying pro forma attributed balance sheet information is necessary to reverse the assets and liabilities reflected as discontinued operations in the LEI historical column, as these assets and liabilities will remain with the Entertainment Group and with Liberty Media subsequent to the Split Off.

(4)
On April 28, 2008, LEI completed the sale of its 100% ownership interest in Don Best, a subsidiary of FUN. The historical combined financial statements of LEI have been prepared to reflect Don Best as discontinued operations. However, due to materiality considerations, the historical consolidated financial statements of Liberty Media were not prepared to reflect Don Best as discontinued operations. Accordingly, the "LEI discontinued operations" column in the accompanying pro forma attributed financial information is necessary to exclude the results of operations of Don Best from the pro forma results of operations of the Entertainment Group and of Liberty Media.

Annex D—Holdings and DIRECTV Financial Information

HOLDINGS PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements of Holdings show the pro forma impact of the proposed merger transactions as of and for the six months ended June 30, 2009 and for the year ended December 31, 2008. Additional information about the merger transactions involving DIRECTV and LEI is provided in this document at "The Mergers". The pro forma condensed combined financial statements have been derived from the audited historical financial statements of DIRECTV and LMC Entertainment for the year ended December 31, 2008 and the unaudited historical consolidated financial statements of DIRECTV and LMC Entertainment as of and for the six month period ended June 30, 2009.

        The pro forma condensed combined financial statements are provided for informational purposes only and this financial information is not necessarily indicative of the future financial position or results of operations of the combined businesses of DIRECTV and LEI, or the financial position or the results of operations that would have been realized had the merger transactions between DIRECTV and LEI been consummated during the periods or as of the dates for which pro forma information is presented. In the opinion of DIRECTV's management, all adjustments necessary to fairly present such pro forma condensed combined financial statements have been made based upon the terms of the proposed merger transaction. Certain pro forma adjustments described in the accompanying notes are based on estimates and various assumptions that DIRECTV believes are reasonable under the circumstances based on currently available information. The actual recorded amounts of the acquisition consideration transferred, the recognized amounts of assets acquired and liabilities assumed, and related depreciation and amortization periods will be based on final appraisals, evaluation and estimations of fair value as of the acquisition date. As a result, actual asset and liability values established and related operating results, including actual depreciation and amortization expense, could differ from those reflected in the pro forma condensed combined financial statements.

        The LMC Entertainment consolidated financial statements include the business to be contributed to LEI and split-off from Liberty pursuant to the Split-Off. The Split-Off includes Liberty's redemption of a portion of the outstanding shares of Liberty Entertainment common stock, a tracking stock, using shares of LEI. LEI will be comprised of (i) approximately 57% of the common stock of DIRECTV, (ii) Liberty Sports Holdings, which owns three regional sports networks (RSNs), (iii) a 65% interest in Game Show Network (GSN) which in turn owns 100% of FUN Technologies (FUN), (iv) approximately $50 million in cash and cash equivalents to be contributed by Liberty prior to the Split-Off, and (v) approximately $2 billion in debt and a related equity collar.

        The pro forma condensed combined financial statements have been prepared assuming that the lending financial institution will allow DIRECTV to assume the Greenlady Debt and associated collar. No adjustment has been made for changes to the terms of the Greenlady Debt that may be required, if any, or the complete or partial repayment of the debt and unwinding of the collar at the time of the merger, if DIRECTV is unable to assume the Greenlady Debt with its existing terms.

        The mergers will be accounted for using the acquisition method of accounting, with DIRECTV treated as the acquiring corporation for accounting purposes. Additional information about the accounting treatment of the mergers between DIRECTV and LEI is provided at "DTV Business Combination—Accounting Treatment" in the accompanying proxy statement prospectus.

        The pro forma condensed combined statements of operations reflect adjustments as if the Mergers and the additional transactions discussed below had occurred as of January 1, 2008. However, the pro forma condensed combined statement of operations do not include adjustments to record expenses of the mergers as discussed below in notes (h) and (i). The pro forma condensed combined balance sheets reflect adjustments as if the adjustments discussed below had occurred on June 30, 2009.

        News/Liberty Transaction.    On February 27, 2008, Liberty and News Corporation completed the News/Liberty Transaction, in which Liberty acquired News Corporation's approximately 41% interest in DIRECTV and three regional sports television networks (RSNs), and certain other assets

        GSN/FUN Transactions.    In March 2009, LMC Entertainment sold the fantasy sports subsidiary of FUN, FUN Sports, to Liberty and in April 2009 Liberty completed transactions which resulted in FUN becoming a wholly owned subsidiary of GSN and increased LMC Entertainment's ownership interest in GSN from 50% to 65%. As a result of these transactions, LMC Entertainment now owns a 65% equity interest, and a 50% voting interest, in GSN. Due to voting arrangements which limit LMC Entertainment's ability to control GSN, LMC Entertainment will account for this investment under the equity method of accounting.

        The pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the audited consolidated financial statements of DIRECTV for the year ended December 31, 2008 included in our Current Report on Form 8-K filed with the SEC on June 1, 2009, the unaudited consolidated financial statements of DIRECTV included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 7, 2009, the audited and unaudited consolidated financial statement of LMC Entertainment included in Annex C in this proxy statement/prospectus and Current Reports on Form 8-K filed by DIRECTV through the date of this report.

        Certain historical LMC Entertainment amounts have been combined to conform to DIRECTV's presentation.

HOLDINGS

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

(Unaudited)

	The DIRECTV Group Historical	LMC Entertainment Historical	GSN/FUN transactions(b)	Pro Forma Merger Adjustments(a)		Holdings
	(Dollars in Millions)
Revenues	$10,119	$140	$(15)	$(20	)(c)	$10,224
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense	5,020	95	(9)	(20	)(c)	5,086
Selling, general and administrative expenses, exclusive of depreciation and amortization expense	2,628	23	(4)	—		2,647
Depreciation and amortization expense	1,345	8	(2)	—		1,351

Total operating costs and expenses	8,993	126	(15)	(20)		9,084

Operating profit	1,126	14	—	—		1,140
Interest income	16	—	—	—		16
Interest expense	(203)	(35)	—	—		(238)
Other, net	57	136	(52)	(148	)(d)
			1	(8	)(e)
			2			(12)

Income before income taxes	996	115	(49)	(156)		906
Income tax (expense) benefit	(366)	5	(1)	(4	)(f)	(366)

Income from continuing operations	$630	$120	$(50)	$(160)		$540

Basic and diluted income from continuing operations attributable to common shareholders per common share	$0.60					$0.53

Weighted average number of common shares outstanding (in millions)
Basic	1,012					982
Diluted	1,015					985
Amounts attributable to common shareholders:
Income from continuing operations	$630					$540
Less: Income attributable to noncontrolling interest	(22)					(22)

Income from continuing operations attributable to common shareholders	$608					$518

The accompanying notes are an integral part of these
Pro Forma Condensed Combined Financial Statements.

HOLDINGS

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Unaudited)

	The DIRECTV Group Historical	LMC Entertainment	News/Liberty Transaction(g)	GSN/FUN Transaction(b)	Pro Forma Merger Adjustments(a)		Holdings
	(Dollars in Millions)
Revenues	$19,693	$267	$36	$(59)	$(32	)(c)	$19,905
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense	9,948	181	19	(32)	(32	)(c)	10,084
Selling, general and administrative expenses, exclusive of depreciation and amortization expense	4,730	53	3	(22)	—		4,764
Depreciation and amortization expense	2,320	23	1	(13)	—		2,331

Total operating costs and expenses	16,998	257	23	(67)	(32)		17,179

Operating profit	2,695	10	13	8	—		2,726
Interest income	81	—	—	—	—		81
Interest expense	(360)	(52)	—	—	—		(412)
Other, net	55	4,320	(3,665)	7	(404	)(d)
					(13	)(e)	300

Income before income taxes	2,471	4,278	(3,652)	15	(417)		2,695
Income tax (expense) benefit	(864)	1,543	(1,797)	(3)	97	(f)	(1,024)

Income from continuing operations	$1,607	$5,821	$(5,449)	$12	$(320)		$1,671

Basic and diluted income from continuing operations attributable to common shareholders per common share	$1.36						$1.46
Weighted average number of common shares outstanding (in millions):
Basic	1,110						1,079
Diluted	1,114						1,084
Amounts attributable to common shareholders:
Income from continuing operations	$1,607						$1,671
Less: Income attributable to noncontrolling interest	(92)						(92)

Income from continuing operations attributable to common shareholders	$1,515						$1,579

The accompanying notes are an integral part of these
Pro Forma Condensed Combined Financial Statements.

HOLDINGS

PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF JUNE 30, 2009

(Unaudited)

	The DIRECTV Group Historical	LMC Entertainment	Proforma Merger Transaction Adjustments(a)		Holdings
	(Dollars in Millions)
ASSETS
Current assets
Cash and cash equivalents	$2,272	$30	$50	(h)
			(32	)(i)	$2,320
Other current assets	2,010	69	—		2,079

Total current assets	4,282	99	18		4,399
Satellites, net	2,388	—	—		2,388
Property and equipment, net	4,117	5	—		4,122
Goodwill	3,774	266	134	(h)	4,174
Intangible assets, net	1,014	119			1,133
Investments and other assets	836	13,851	(13,226	)(j)
			(204	)(h)	1,257

Total assets	$16,411	$14,340	$(13,278)		$17,473

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,669	$629	$—		$4,298
Long-term debt	5,604	1,403	—		7,007
Deferred income taxes	543	1,768	(1,629)	(j)
			(57	)(k)	625
Other liabilities and deferred credits	1,701	1	121	(h)	1,823
Commitments and contingencies
Redeemable noncontrolling interest	325	—	—		325
Total stockholders' equity	4,569	10,539	(11,713	)(l)	3,395

Total liabilities and stockholders' equity	$16,411	$14,340	$(13,278)		$17,473

The accompanying notes are an integral part of these
Pro Forma Condensed Combined Financial Statements.

 HOLDINGS

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

FOR THE SIX MONTHS ENDED AND AS OF JUNE 30, 2009

(Unaudited)

The following adjustments are included in the Holdings pro forma condensed combined financial statements:

(a)
The pro forma condensed combined financial statements were prepared with DIRECTV treated as the acquiring corporation for purposes of applying the acquisition method of accounting.

(b)
The pro forma condensed combined statements of operations include adjustments to deconsolidate 100% of the results of operations and financial position of FUN, to record 65% of the earnings of GSN and FUN under the equity method of accounting as a result of the GSN/FUN transactions and to reverse a $52 million gain recognized by LEI as part of the GSN/FUN transaction.

(c)
Adjusted to reflect the elimination of broadcast programming payments from DIRECTV to LEI.

(d)
Adjustment to reverse the earnings recorded by LEI using the equity method of accounting for its investment in DIRECTV during the period presented and to reverse a charge recorded by LEI related to its investment in DIRECTV.

(e)
Based on a preliminary valuation, we estimate the fair value of the 65% equity interest in the combined GSN/FUN to be approximately $247 million as of June 30, 2009. The book value of 65% of the net assets of GSN as of June 30, 2009 was $36 million; therefore, our preliminary estimate of the excess of fair value over the book value of the 65% equity interest in GSN is $211 million. For purposes of the pro forma condensed combined financial statements, we estimated that 50% of the excess of the fair value over the book value will be allocated to goodwill, which has an indefinite life, and 50% of the excess of the fair value over the book value will be allocated to amortizable intangible assets with an average life of 5 years. Both the goodwill and intangible assets will be allocated to memo accounts used for equity method accounting and will therefore not appear in the pro forma condensed combined balance sheets. Under the equity method of accounting, equity earnings recorded for our investment in GSN will be recorded net of the amortization expense associated with this intangible asset. The pro forma amortization of this intangible asset, which is presented in "Other, net" in the pro forma condensed combined statements of operations, has been estimated in the amount of $8 million, net of taxes for the six months ended June 30, 2009 and $13 million, net of taxes for the year ended December 31, 2008.

(f)
Adjusted for the estimated income tax effects of the pro forma merger adjustments using a statutory tax rate of 38.2% for the six months ended June 30, 2009 and a pro forma statutory tax rate of 38% for the year ended December 31, 2008.

(g)
Adjustments to: (i) reverse the $3,665 million gain and related tax benefit recognized by LMC Entertainment as a result of the News/Liberty Transaction, (ii) reflect the historical results of operations for the RSNs acquired as part of the News/Liberty Transaction for the two months ended February 2008 as if the transaction had been completed as of January 1, 2008 and (iii) record amortization of RSN intangible assets as if the acquisition of the RSNs had occurred on January 1, 2008.

(h)
Adjusted to record the acquisition consideration in the mergers. The actual acquisition consideration will be determined based on fair values at the time of the transaction close.

  As an incentive to the LEI stockholders to enter into the mergers, the exchange ratio described elsewhere in this document was determined in a manner such that LEI stockholders as a group will receive a premium in the form of a slightly larger economic interest in Holdings than would have been otherwise determined based on the relative fair values of DIRECTV and LEI. This premium, calculated as the fair value of the economic interest to be distributed to LEI stockholders in excess of the fair value of the assets acquired and liabilities assumed of LEI (excluding LEI's interest in DIRECTV) will be expensed as a disproportionate distribution upon completion of the mergers. In addition, as part of the mergers, Holdings will grant common stock options and stock appreciation rights (stock based awards) to replace stock based awards of LEI. Pursuant to SFAS 141R, the incremental fair value of the replacement awards in excess of the fair value of the replaced LEI awards must also be expensed. Had the merger been completed on June 30, 2009, we estimate that we would have recorded an expense of approximately $233 million on that date for the premium to the former LEI stockholders, and the incremental fair value of the stock based awards. However, the actual amounts to be recorded are likely to change as they will be determined based on acquisition date fair values.

  Since a portion of the LEI replacement stock based awards are held by individuals who will remain employees of Liberty and not become employees of Holdings, they will be reported as a liability at fair value by Holdings in accordance with accounting standards for non-employee awards. The estimated fair value of the LEI replacement stock based awards is $210 million, of which $121 million is recorded as a liability related to non-employee awards and $89 million is recorded as equity related to employee awards.

  The exchange ratio described in the mergers results in a net reduction in the number of Holdings shares outstanding compared to the number of DIRECTV shares outstanding prior to the mergers. This reduction in shares outstanding is reflective of the fact that, excluding LMC Entertainment's 57% ownership interest in DIRECTV and the related deferred income taxes, and after giving effect to the GSN/FUN transactions and the $50 million in cash to be contributed by Liberty, LMC Entertainment's liabilities exceed the book value of its assets by approximately $1,008 million.

  The acquisition consideration is calculated below as: 1) the fair value of the reduction in the shares outstanding resulting from the mergers, 2) plus the fair value of stock based awards to be issued as replacements to current LEI stock based award holders, and 3) less the premium to be expensed as discussed above. For purposes of the pro forma condensed combined balance sheets, fair values are estimated as of June 30, 2009, including the share price of DIRECTV common stock of $24.18, the closing price on that date.

  For purposes of the accompanying pro forma condensed combined financial statements, we determined the fair value of the acquisition consideration as follows:

(Dollars in Millions)
Fair value of net reduction in shares outstanding as consideration for the acquisition of the net liabilities of LEI	$(1,005)
Plus: Fair value stock based awards to be issued by Holdings to LEI award holders	210
Less: Premium to be expensed in merger	(233)

Total consideration	(1,028)

Net book value of LMC Entertainment	10,539
Add: Cash to be contributed by Liberty Media	50
Less: Adjustments to eliminate book value of LMC Entertainment investment in The DIRECTV Group and related deferred income taxes	(11,597)

Adjusted net book value (deficit) of LMC Entertainment	(1,008)

Excess of adjusted net book value of LMC Entertainment over total consideration	$(20)

  The preliminary allocation of the excess consideration over the adjusted net book value of LMC Entertainment is as follows:

(Dollars in Millions)
Goodwill	$134
Investment in GSN/FUN	(154)

Excess of adjusted net book value of LMC Entertainment over total consideration	$(20)

  The pro forma preliminary adjustment shown above is subject to change based on a valuation of the fair value of assets acquired to be performed following the close of the transaction. The final valuation and acquisition accounting are expected to be finalized within one year after the completion of the mergers.

(i)
Adjusted to reflect cash payments of an estimated $32 million of transaction costs incurred to consummate the mergers, which we will expense pursuant to SFAS No. 141R.

(j)
Adjustment to eliminate LMC Entertainment's investment in DIRECTV and related deferred tax liabilities.

(k)
Deferred income taxes recorded as a result of the mergers.

(l)
Adjusted to reflect the following:

(Dollars in Millions)
Fair value of net reduction in shares outstanding as consideration for the acquisition of the net liabilities of LEI	(1,005)
Fair value of stock based awards to be issued by Holdings to LEI award holders	89
Adjusted net book value (deficit) of LMC Entertainment	1,008
Premium to be expensed in merger	(233)

Subtotal: Excess of acquisition consideration over adjusted net book value of LMC Entertainment	(141)
Adjustments to eliminate LMC Entertainment's book value of investment in The DIRECTV Group and related deferred income taxes	(11,597)
Cash contributed by Liberty Media	50
Transaction costs	(32)
Deferred income taxes related to the mergers	7

Total adjustments to equity	$(11,713)

        The management's discussion and analysis for the DIRECTV Group, Inc. for the six months ended June 30, 2009 and for the year ended December 31, 2008 included herein has been taken from DIRECTV's June 30, 2009 Form 10-Q and December 31, 2008 Form 10-K, respectively. Any reference to "we", "us" or "our" refers to DIRECTV in this section only.

THE DIRECTV GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—June 30, 2009 and 2008

        The following management's discussion and analysis should be read in conjunction with our management's discussion and analysis of financial condition and results of operations included in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on February 27, 2009, our Quarterly Report on Form 10-Q for the quarter ending March 31, 2009 filed with the SEC on May 8, 2009 and all of our other filings, including Current Reports on Form 8-K, filed with the SEC after such date and through the date of this report.

THE DIRECTV GROUP, INC.

SUMMARY DATA

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in Millions, Except Per Share Amounts)
Consolidated Statements of Operations Data:
Revenues	$5,218	$4,807	$10,119	$9,398
Total operating costs and expenses	4,516	4,006	8,993	7,940

Operating profit	702	801	1,126	1,458
Interest income	6	21	16	37
Interest expense	(102)	(82)	(203)	(145)
Other, net	54	15	57	18

Income before income taxes	660	755	996	1,368
Income tax expense	(242)	(287)	(366)	(517)

Net income	418	468	630	851
Less: Net income attributable to noncontrolling interest	(11)	(13)	(22)	(25)

Net income attributable to The DIRECTV Group, Inc.	$407	$455	$608	$826

Basic and diluted earnings per common share	$0.40	$0.40	$0.60	$0.72
Weighted average number of common shares outstanding (in millions)
Basic	1,006	1,140	1,012	1,144
Diluted	1,009	1,146	1,015	1,149

	June 30, 2009	December 31, 2008
	(Dollars in Millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,272	$2,005
Total current assets	4,282	4,044
Total assets	16,411	16,539
Total current liabilities	3,669	3,585
Long-term debt	5,604	5,725
Redeemable noncontrolling interest	325	325
Total stockholders' equity	4,569	4,631

Reference should be made to the Notes to the Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

SUMMARY DATA—(continued)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in Millions, Except Per Share Amounts)
Other Data:
Operating profit before depreciation and amortization(1)
Operating profit	$702	$801	$1,126	$1,458
Add: Depreciation and amortization expense	679	557	1,345	1,081

Operating profit before depreciation and amortization	$1,381	$1,358	$2,471	$2,539

Operating profit before depreciation and amortization margin(1)	26.5%	28.3%	24.4%	27.0%
Cash flow information
Net cash provided by operating activities	$1,044	$843	$2,040	$1,953
Net cash used in investing activities	(493)	(539)	(1,035)	(1,104)
Net cash (used in) provided by financing activities	(384)	1,907	(738)	1,905
Free cash flow(2)
Net cash provided by operating activities	$1,044	$843	$2,040	$1,953
Less: Cash paid for property and equipment	(480)	(439)	(1,002)	(959)
Less: Cash paid for satellites	(14)	(31)	(31)	(77)

Free cash flow	$550	$373	$1,007	$917

(1)
Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with GAAP can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and our Board of Directors use operating profit before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for acquired intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and Board of Directors separately measure and budget for capital expenditures and business acquisitions.

  We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible

THE DIRECTV GROUP, INC.

SUMMARY DATA—(continued)

(Unaudited)

  assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

  Operating profit before depreciation and amortization margin is calculated by dividing operating profit before depreciation and amortization by revenues.

(2)
Free cash flow, which is a financial measure that is not determined in accordance with GAAP, can be calculated by deducting amounts under the captions "Cash paid for property and equipment" and "Cash paid for satellites" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows. This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Our management and our Board of Directors use free cash flow to evaluate the cash generated by our current subscriber base, net of capital expenditures, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures, for share repurchase programs and other capital investments or transactions and as a measure of performance for incentive compensation purposes. We believe this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected free cash flow to determine the ability of revenues from our current and projected subscriber base to fund required and discretionary spending and to help determine our financial value.

THE DIRECTV GROUP, INC.

SUMMARY DATA—(continued)

(Unaudited)

Selected Segment Data

	DIRECTV U.S.	DIRECTV Latin America	Corporate and Other	Total
	(Dollars in Millions)
Three Months Ended:
June 30, 2009
Revenues	$4,539	$680	$(1)	$5,218
% of total revenue	87.0%	13.0%	—	100.0%
Operating profit (loss)	$652	$73	$(23)	$702
Add: Depreciation and amortization expense	593	87	(1)	679

Operating profit (loss) before depreciation and amortization	$1,245	$160	$(24)	$1,381

Operating profit before depreciation and amortization margin	27.4%	23.5%	N/A	26.5%
Capital expenditures	$350	$144	$—	$494
June 30, 2008
Revenues	$4,196	$611	$—	$4,807
% of total revenue	87.3%	12.7%	—	100.0%
Operating profit (loss)	$717	$102	$(18)	$801
Add: Depreciation and amortization expense	501	59	(3)	557

Operating profit (loss) before depreciation and amortization	$1,218	$161	$(21)	$1,358

Operating profit before depreciation and amortization margin	29.0%	26.4%	N/A	28.3%
Capital expenditures	$353	$115	$2	$470

THE DIRECTV GROUP, INC.

SUMMARY DATA—(concluded)

(Unaudited)

	DIRECTV U.S.	DIRECTV Latin America	Corporate and Other	Total
	(Dollars in Millions)
Six Months Ended:
June 30, 2009
Revenues	$8,842	$1,278	$(1)	$10,119
% of total revenue	87.4%	12.6%	—	100.0%
Operating profit (loss)	$1,049	$114	$(37)	$1,126
Add: Depreciation and amortization expense	1,182	165	(2)	1,345

Operating profit (loss) before depreciation and amortization	$2,231	$279	$(39)	$2,471

Operating profit before depreciation and amortization margin	25.2%	21.8%	N/A	24.4%
Capital expenditures	$785	$247	$1	$1,033
June 30, 2008
Revenues	$8,245	$1,153	$—	$9,398
% of total revenue	87.7%	12.3%	—	100.0%
Operating profit (loss)	$1,310	$180	$(32)	$1,458
Add: Depreciation and amortization expense	965	119	(3)	1,081

Operating profit (loss) before depreciation and amortization	$2,275	$299	$(35)	$2,539

Operating profit before depreciation and amortization margin	27.6%	25.9%	N/A	27.0%
Capital expenditures	$822	$212	$2	$1,036

THE DIRECTV GROUP, INC.

BUSINESS OVERVIEW

        The DIRECTV Group, Inc. is a leading provider of digital television entertainment in the United States and Latin America. Our two business segments, DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location, acquire, promote, sell and distribute digital entertainment programming via satellite to residential and commercial subscribers.

        DIRECTV U.S.    DIRECTV Holdings LLC and its subsidiaries, or DIRECTV U.S., is the largest provider of direct-to-home, or DTH, digital television services and the second largest provider in the multi-channel video programming distribution industry in the United States. As of June 30, 2009, DIRECTV U.S. had approximately 18.3 million subscribers.

        DIRECTV U.S. currently broadcasts from a fleet of eleven geosynchronous satellites, including ten owned satellites and one leased satellite. DIRECTV 12 is under construction and is expected to be ready for launch in the second half of 2009.

        DIRECTV Latin America.    DIRECTV Latin America is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region through our wholly-owned subsidiary, DIRECTV Latin America, LLC, or DLA LLC, our 74% owned subsidiary Sky Brasil Servicos Ltda., which we refer to as Sky Brazil, and our 41% equity method investment in Innova, S. de R.L. de C.V., or Sky Mexico. As of June 30, 2009, PanAmericana had approximately 2.4 million subscribers, Sky Brazil had approximately 1.7 million subscribers and Sky Mexico had approximately 1.8 million subscribers.

SIGNIFICANT TRANSACTIONS

Venezuela Exchange Controls

        We are required to obtain Venezuelan government approval to exchange Venezuelan bolivars into U.S. dollars at the official rate of 2.15 Venezuelan bolivars per U.S. dollar. Alternatively, a legal parallel exchange process exists, however the rates implied by transactions in the parallel market are significantly higher than the official rate (recently 5 to 7 bolivars per U.S. dollar). The official approval process has been delayed in recent periods and our Venezuelan subsidiary has relied on the parallel exchange process to settle U.S. dollar obligations and to repatriate accumulated cash balances during 2009. As a result, we recognized a $48 million charge for the three months ended June 30, 2009 and a $120 million charge for the six months ended June 30, 2009 to "General and administrative expense" in the Consolidated Statements of Operations in connection with the exchange of accumulated Venezuelan cash balances to U.S. dollars in the parallel exchange process. See "Liquidity and Capital Resources" below for additional information.

Sky Brazil Functional Currency

        Based on cumulatively significant changes in economic facts and circumstances, we have determined that the local Brazilian currency should be the functional currency of Sky Brazil for purposes of financial statement translation beginning in the second quarter of 2009. As a result of this change in functional currency, changes in exchange rates will result in gains or losses, which will be recorded in "Other, net" in the Consolidated Statements of Operations related to the revaluation of U.S. dollar denominated monetary assets and liabilities, such as cash deposits, notes payable and capital lease obligations held by Sky Brazil. During the second quarter of 2009, we recorded a net foreign currency transaction gain of $38 million in "Other, net" in the Consolidated Statements of Operations related to U.S. dollar denominated monetary assets and liabilities held by Sky Brazil.

THE DIRECTV GROUP, INC.

Liberty Entertainment Inc. Merger Transaction

        On May 3, 2009, The DIRECTV Group, Liberty Media Corporation, or Liberty Media, Liberty Entertainment, Inc., or LEI and certain subsidiaries of The DIRECTV Group entered into an agreement and plan of merger, which we refer to as the "merger agreement", which, if consummated, will result in the creation of a new public holding company named "DIRECTV" which we refer to as "Holdings", that will own The DIRECTV Group and LEI. Holdings will be owned by the holders of The DIRECTV Group common stock and the holders of LEI common stock immediately prior to the mergers contemplated by the merger agreement.

        As a necessary step to the mergers contemplated by the merger agreement, Liberty Media is planning to execute a split-off transaction that would result in the redemption of 90% of the outstanding shares of both series of its Liberty Entertainment common stock in exchange for all of the outstanding shares of two series of common stock of LEI. LEI will hold Liberty Media's entire interest in The DIRECTV Group (currently approximately 57%), 100% of Liberty Sports Holdings LLC, 65% of Game Show Network, LLC and approximately $50 million in cash and cash equivalents, together with approximately $2 billion of indebtedness and a related equity collar. The split-off transaction is conditioned on the approval of the holders of Liberty's Liberty Entertainment common stock.

        Costs incurred to complete the transaction, including legal, accounting, financial printing and investment banking fees, will be expensed as incurred pursuant to Statement of Financial Accounting Standards, or SFAS, No. 141 (revised 2007), "Business Combinations", or SFAS No. 141R. The exchange rate of LEI common stock to The DIRECTV Group common stock was determined in a manner such that LEI stockholders as a group will receive a premium in the form of a larger economic interest in DIRECTV than would have been otherwise determined based on the relative fair values of The DIRECTV Group and LEI. This premium, calculated as the fair value of the economic interest to be distributed to LEI stockholders in excess of the fair value of the assets and liabilities of LEI, will be expensed as a disproportionate distribution upon completion of the mergers. In addition, as part of the mergers, Holdings will grant common stock options and stock appreciation rights to replace the stock based awards of LEI. Pursuant to SFAS No. 141R, any incremental fair value of the replacement awards over the fair value of the replaced LEI awards must also be expensed. Had the merger been completed on June 30, 2009, we estimate that Holdings would have recorded an expense of approximately $275 million on that date for the costs of the transaction, the premium to LEI stockholders, and the incremental fair value of the stock based awards. However, we anticipate the actual amounts to be recorded will change as they will be determined based on acquisition date fair values.

        For additional information regarding the proposed merger transactions, see Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D and refer to Amendment No. 2 to Holdings' Registration Statement on Form S-4 filed with the SEC on August 27, 2009, which has not been declared effective.

THE DIRECTV GROUP, INC.

Lease Program

        The following table sets forth the amount of DIRECTV U.S. set-top receivers we capitalized, and depreciation expense we recorded, under the lease program implemented in March 2006 for each of the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
Capitalized subscriber leased equipment:	2009	2008	2009	2008
	(Dollars in Millions)
Subscriber leased equipment—subscriber acquisitions	$130	$125	$309	$281
Subscriber leased equipment—upgrade and retention	90	84	226	245

Total subscriber leased equipment capitalized	$220	$209	$535	$526

Depreciation expense—subscriber leased equipment	$340	$261	$677	$502

KEY TERMINOLOGY

        The following key terminology is used in management's discussion and analysis of financial condition and results of operations:

        Revenues.    We earn revenues mostly from monthly fees we charge subscribers for subscriptions to basic and premium channel programming, HD programming and access fees, pay-per-view programming, and seasonal and live sporting events. We also earn revenues from monthly fees that we charge subscribers with multiple non-leased set-top receivers (which we refer to as mirroring fees), monthly fees we charge subscribers for leased set-top receivers, monthly fees we charge subscribers for digital video recorder, or DVR, service, hardware revenues from subscribers who lease or purchase set-top receivers from us, our published programming guide, warranty service fees and advertising services. Revenues are reported net of customer credits and discounted promotions.

        Broadcast programming and other.    These costs primarily include license fees for subscription service programming, pay-per-view programming, live sports and other events. Other costs include expenses associated with the publication and distribution of our programming guide, continuing service fees paid to third parties for active subscribers, warranty service costs and production costs for on-air advertisements we sell to third parties.

        Subscriber service expenses.    Subscriber service expenses include the costs of customer call centers, billing, remittance processing and certain home services expenses, such as in-home repair costs.

        Broadcast operations expenses.    These expenses include broadcast center operating costs, signal transmission expenses (including costs of collecting signals for our local channel offerings), and costs of monitoring, maintaining and insuring our satellites. Also included are engineering expenses associated with deterring theft of our signal.

        Subscriber acquisition costs.    These costs include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, regional Bell operating companies, and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers. Set-top receivers leased to new subscribers are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their estimated useful lives. The amount of set-top receivers capitalized each period for subscriber acquisitions is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

THE DIRECTV GROUP, INC.

        Upgrade and retention costs.    The majority of upgrade and retention costs are associated with upgrade efforts for existing subscribers that we believe will result in higher average monthly revenue per subscriber, or ARPU, and lower churn. Our upgrade efforts include subscriber equipment upgrade programs for DVR, HD and HD DVR receivers and local channels, our multiple set-top receiver offer and similar initiatives. Retention costs also include the costs of installing and providing hardware under our movers program for subscribers relocating to a new residence. Set-top receivers leased to existing subscribers under upgrade and retention programs are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their estimated useful lives. The amount of set-top receivers capitalized each period for upgrade and retention programs is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

        General and administrative expenses.    General and administrative expenses include departmental costs for legal, administrative services, finance, marketing and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets.

        Average monthly revenue per subscriber.    We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

        Average monthly subscriber churn.    Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

        Subscriber count.    The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers, subscribers who are in the process of relocating and commercial equivalent viewing units. In March 2008, we implemented a change in DIRECTV U.S.' commercial pricing and packaging to increase our competitiveness. As a result, during the first quarter of 2008, DIRECTV U.S. made a one-time downward adjustment to the subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units.

        SAC.    We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for the period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and the amount of cash paid for equipment leased to new subscribers during the period.

EXECUTIVE OUTLOOK UPDATE

        During the first half of 2009, DIRECTV U.S. continued to experience competitive and economic pressures, which led to a greater than expected decline in demand for premium and pay-per-view services. Due to these factors, we now expect ARPU growth to be 1% to 2% for the year. We previously reported in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, that we expected ARPU growth of about 2% to 3% for 2009.

        During the first half of 2009, the costs of acquiring a higher than anticipated number of new subscribers coupled with lower than expected ARPU growth and higher than anticipated charges associated with repatriating cash from Venezuela have decreased our expected basic and diluted

THE DIRECTV GROUP, INC.

earnings per common share for 2009. In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we reported that we expected basic and diluted earnings per common share to increase by less than 15% during 2009. We now expect earnings per share to have a modest increase over our 2008 basic and diluted earnings per common share. Earnings per share will continue to be influenced by the degree to which we experience increased subscriber additions, slower ARPU growth and additional charges resulting from the repatriation of cash from Venezuela.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Consolidated Results of Operations

        Revenues.    The following table presents our revenues by segment:

	Three Months Ended June 30,		Change
Revenues By Segment:	2009	2008	$	%
	(Dollars in Millions)
DIRECTV U.S.	$4,539	$4,196	$343	8.2%
DIRECTV Latin America	680	611	69	11.3%
Corporate and Other	(1)	—	(1)	N/A

Total revenues	$5,218	$4,807	$411	8.6%

        The increase in our total revenues was primarily due to subscriber growth at DIRECTV U.S. and DIRECTV Latin America, and ARPU growth at DIRECTV U.S. We discuss the changes for each of our segments in more detail below.

        Operating profit before depreciation and amortization.    The following table presents our operating profit (loss) before depreciation and amortization by segment:

	Three Months Ended June 30,		Change
Operating profit (loss) before depreciation and amortization:	2009	2008	$	%
	(Dollars in Millions)
DIRECTV U.S.	$1,245	$1,218	$27	2.2%
DIRECTV Latin America	160	161	(1)	(0.6)%
Corporate and Other	(24)	(21)	(3)	14.3%

Total operating profit before depreciation and amortization	$1,381	$1,358	$23	1.7%

        The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, partially offset by higher subscriber acquisition costs and upgrade and retention costs at DIRECTV U.S. and higher general and administrative costs at DIRECTV Latin America due to currency-related transaction charges in Venezuela. We discuss the changes for each of our segments in more detail below.

THE DIRECTV GROUP, INC.

        Operating profit.    The following table presents our operating profit (loss) by segment:

	Three Months Ended June 30,		Change
Operating profit (loss):	2009	2008	$	%
	(Dollars in Millions)
DIRECTV U.S.	$652	$717	$(65)	(9.1)%
DIRECTV Latin America	73	102	(29)	(28.4)%
Corporate and Other	(23)	(18)	(5)	27.8%

Total operating profit	$702	$801	$(99)	(12.4)%

        The decrease in our operating profit was primarily due the higher depreciation and amortization expense due to the DIRECTV U.S. and DIRECTV Latin America lease programs in addition to the changes in operating profit before depreciation and amortization discussed above. We discuss the changes for each of our segments in more detail below.

        Interest income.    The decrease in interest income to $6 million in the second quarter of 2009 from $21 million in the second quarter of 2008 was due to lower average cash balances and lower interest rates in 2009.

        Interest expense.    The increase in interest expense to $102 million in the second quarter of 2009 from $82 million in the second quarter of 2008 was due to an increase in the average debt balance, partially offset by a decrease in interest rates.

        Other, net.    The increase in other, net to $54 million in the second quarter of 2009 from $15 million in the second quarter of 2008 was due to a $38 million foreign currency transaction gain related to net U.S. dollar denominated liabilities held by Sky Brazil.

        Income Tax Expense.    We recognized income tax expense of $242 million for the second quarter of 2009 compared to income tax expense of $287 million for the second quarter of 2008. The decrease in income tax expense is primarily attributable to the decrease in income before income taxes.

THE DIRECTV GROUP, INC.

DIRECTV U.S. Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	Three Months Ended and As of June 30,		Change
	2009	2008	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$4,539	$4,196	$343	8.2%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense Broadcast programming and other	1,862	1,692	170	10.0%
Subscriber service expenses	307	269	38	14.1%
Broadcast operations expenses	67	65	2	3.1%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	597	507	90	17.8%
Upgrade and retention costs	245	209	36	17.2%
General and administrative expenses	216	236	(20)	(8.5)%
Depreciation and amortization expense	593	501	92	18.4%

Total operating costs and expenses	3,887	3,479	408	11.7%

Operating Profit	$652	$717	$(65)	(9.1)%

Other Data:
Operating profit before depreciation & amortization	$1,245	$1,218	$27	2.2%
Total number of subscribers (000's)	18,305	17,164	1,141	6.6%
ARPU	$83.16	$81.80	$1.36	1.7%
Average monthly subscriber churn %	1.51%	1.49%	—	1.3%
Gross subscriber additions (000's)	1,048	894	154	17.2%
Subscriber disconnections (000's)	824	765	59	7.7%
Net subscriber additions (000's)	224	129	95	73.6%
Average subscriber acquisition costs—per subscriber (SAC)	$694	$707	$(13)	(1.8)%

        Subscribers.    In the second quarter of 2009, gross subscriber additions increased compared to the second quarter of 2008 primarily due to the growth in our telecommunications companies, or telco, channel due in large part to the AT&T distribution agreement. The increase in churn was principally due to more aggressive competitor promotions, partly offset by an increase in the number of subscribers with advanced services as well as the effect of more stringent credit policies. Net subscriber additions increased due to the increase in gross subscriber additions, partially offset by a higher number of subscriber disconnections.

        Revenues.    DIRECTV U.S.' revenues increased as of result of the larger subscriber base and higher ARPU. The increase in ARPU resulted primarily from price increases on programming packages, and higher HD and DVR service fees, partially offset by more competitive promotions for both new and existing customers and decreased purchases of our premium packages.

THE DIRECTV GROUP, INC.

        Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues and lower general and administrative costs, partially offset by higher subscriber acquisition and upgrade and retention costs.

        Broadcast programming and other costs increased due to annual program supplier rate increases and the larger number of subscribers in the second quarter of 2009 as compared to the second quarter of 2008. Subscriber service expenses increased in the second quarter of 2009 compared to the second quarter of 2008 primarily due to the higher number of subscribers and costs associated with service quality improvement initiatives.

        Subscriber acquisition costs increased due to the higher gross additions and higher marketing costs. SAC per subscriber, which includes the cost of capitalized set-top receivers, decreased due to lower set-top receiver costs and decreased national and direct sales advertising costs per subscriber addition, partially offset by higher dealer commissions.

        Upgrade and retention costs increased in the second quarter of 2009 due to increases in upgrades to advanced services and increased use of the movers program.

        General and administrative expenses decreased in the second quarter of 2009 primarily due to a $14 million one time charge in the second quarter of 2008 for the write-off of accounts receivable for equipment and other costs incurred to effect the orderly transition of services from one of our Home Service Providers that ceased operations and lower stock based compensation expense as a result of the resignation of our Chief Executive Officer in the second quarter of 2009.

        Operating profit.    The decrease in operating profit was primarily due to higher operating profit before depreciation and amortization, more than offset by higher depreciation and amortization expense in the second quarter of 2009 resulting from the capitalization of set-top receivers under the lease program.

DIRECTV Latin America Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	Three Months Ended and As of June 30,		Change
	2009	2008	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$680	$611	$69	11.3%
Operating Profit Before Depreciation & Amortization	160	161	(1)	(0.6)%
Operating Profit	73	102	(29)	(28.4)%
Other Data:
ARPU	$55.28	$57.07	$(1.79)	(3.1)%
Average monthly subscriber churn %	1.91%	1.81%	—	5.5%
Total number of subscribers (000's)(1)	4,162	3,659	503	13.7%
Gross subscriber additions (000's)	362	378	(16)	(4.2)%
Net subscriber additions (000's)	128	184	(56)	(30.4)%

(1)
DIRECTV Latin America subscriber data excludes subscribers of the Sky Mexico platform. Net subscriber additions as well as churn exclude the effect of the migration of approximately 6,000 subscribers from a local pay television service provider to Sky Brazil in the second quarter of 2009.

THE DIRECTV GROUP, INC.

        The decrease in net subscriber additions was due to lower gross subscriber additions mainly in Brazil as a result of stricter credit policies implemented in the second half of 2008, coupled with higher churn of 1.91% in the region. The increase in churn was primarily due to the impact from continued growth in DTVLA's pre-paid business.

        Revenues increased primarily due to subscriber growth in Brazil, Argentina and Venezuela. ARPU decreased mainly due to unfavorable exchange rates in the region, primarily in Brazil.

        Operating profit before depreciation and amortization remained flat period to period because the gross profit generated from the higher revenues was offset by an increase in general and administrative expenses due to $48 million charge in connection with the exchange of Venezuelan currency to U.S. dollars.

        The lower operating profit was due to an increase in depreciation and amortization expense, which was primarily due to the capitalization of set-top receivers under lease programs.

Corporate and Other

        Operating loss from Corporate and Other increased to $23 million in the second quarter of 2009 from $18 million in the second quarter of 2008.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Consolidated Results of Operations

        Revenues.    The following table presents our revenues by segment:

	Six Months Ended June 30,		Change
Revenues By Segment:	2009	2008	$	%
	(Dollars in Millions)
DIRECTV U.S.	$8,842	$8,245	$597	7.2%
DIRECTV Latin America	1,278	1,153	125	10.8%
Corporate and Other	(1)	—	(1)	N/A

Total revenues	$10,119	$9,398	$721	7.7%

        The increase in our total revenues was primarily due to subscriber growth at DIRECTV U.S. and DIRECTV Latin America and higher ARPU at DIRECTV U.S. We discuss the changes for each of our segments in more detail below.

        Operating profit before depreciation and amortization.    The following table presents our operating profit (loss) before depreciation and amortization by segment:

	Six Months Ended June 30,		Change
Operating profit (loss) before depreciation and amortization:	2009	2008	$	%
	(Dollars in Millions)
DIRECTV U.S.	$2,231	$2,275	$(44)	(1.9)%
DIRECTV Latin America	279	299	(20)	(6.7)%
Corporate and Other	(39)	(35)	(4)	11.4%

Total operating profit before depreciation and amortization	$2,471	$2,539	$(68)	(2.7)%

THE DIRECTV GROUP, INC.

        The decrease in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, that was more than offset by higher subscriber acquisition and upgrade and retention in DIRECTV U.S. and general and administrative costs in DIRECTV Latin America due to currency-related transaction charges in Venezuela.

        Operating profit.    The following table presents our operating profit (loss) by segment:

	Six Months Ended June 30,		Change
Operating profit (loss):	2009	2008	$	%
	(Dollars in Millions)
DIRECTV U.S.	$1,049	$1,310	$(261)	(19.9)%
DIRECTV Latin America	114	180	(66)	(36.7)%
Corporate and Other	(37)	(32)	(5)	15.6%

Total operating profit	$1,126	$1,458	$(332)	(22.8)%

        The decrease in our operating profit was primarily due to the decrease in operating profit before depreciation and amortization, coupled with higher depreciation and amortization expense due to the DIRECTV U.S. and DIRECTV Latin America lease programs. We discuss the changes for each of our segments in more detail below.

        Interest income.    The decrease in interest income to $16 million in the first half of 2009 from $37 million in the first half of 2008 was due to lower interest rates and lower average cash balances in 2009.

        Interest expense.    The increase in interest expense to $203 million in the first half of 2009 from $145 million in the first half of 2008 was due to an increase in the average debt balance.

        Other, net.    The increase in other, net to $57 million in the first half of 2009 from $18 million in the first half of 2008 was due to a $38 million foreign currency transaction gain related to net U.S. dollar denominated liabilities held by Sky Brazil.

        Income Tax Expense.    We recognized income tax expense of $366 million for the first half of 2009 compared to income tax expense of $517 million for the first half of 2008. The decrease in income tax expense is primarily attributable to the decrease in income before income taxes.

THE DIRECTV GROUP, INC.

DIRECTV U.S. Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

	Six Months Ended and As of June 30,		Change
	2009	2008	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$8,842	$8,245	$597	7.2%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	3,670	3,375	295	8.7%
Subscriber service expenses	608	543	65	12.0%
Broadcast operations expenses	136	126	10	7.9%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,250	1,037	213	20.5%
Upgrade and retention costs	519	464	55	11.9%
General and administrative expenses	428	425	3	0.7%
Depreciation and amortization expense	1,182	965	217	22.5%

Total operating costs and expenses	7,793	6,935	858	12.4%

Operating Profit	$1,049	$1,310	$(261)	(19.9)%

Other Data:
Operating profit before depreciation & amortization	$2,231	$2,275	$(44)	(1.9)%
Total number of subscribers (000's)(1)	18,305	17,164	1,141	6.6%
ARPU	$81.86	$80.79	$1.07	1.3%
Average monthly subscriber churn %	1.42%	1.42%	—	—
Gross subscriber additions (000's)	2,223	1,858	365	19.6%
Subscriber disconnections (000's)	1,539	1,454	85	5.8%
Net subscriber additions (000's)	684	404	280	69.3%
Average subscriber acquisition costs—per subscriber (SAC)	$701	$709	$(8)	(1.1)%

(1)
As discussed above in "Key Terminology," during the first half of 2008, we had a one-time downward adjustment to our subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units. This adjustment did not affect our revenue, operating profit, cash flows, net subscriber additions or average monthly subscriber churn.

        Subscribers.    Gross subscriber additions increased in 2009 due to higher demand for HD and DVR services and increased sales in our direct sales and telco channels primarily due to the AT&T/DIRECTV bundle, which commenced in February 2009. Net subscriber additions increased due to the higher gross subscriber additions, partially offset by a higher number of subscriber disconnections.

        Revenues.    DIRECTV U.S.' revenues increased as a result of the larger subscriber base and higher ARPU. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR service fees, and an increase in lease fees due to higher average number of receivers per subscriber, partially offset by more competitive promotions for both new and existing customers and lower purchases of our premium packages and pay-per-view.

THE DIRECTV GROUP, INC.

        Operating profit before depreciation and amortization.    The decrease in operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues, which was more than offset by higher subscriber acquisition costs from the increased number of gross subscriber additions and higher upgrade and retention costs from the increased number of existing customers adding HD and DVR services and using the movers program.

        Broadcast programming and other costs increased due to annual program supplier rate increases and the larger number of subscribers in 2009. Subscriber service expenses increased in 2009 primarily due to the increased number of subscribers and costs associated with service quality improvement initiatives.

        Subscriber acquisition costs increased due to the increase in the number of gross subscriber additions and higher advertising and marketing costs. SAC per subscriber, which includes the cost of capitalized set-top receivers, decreased due to lower set-top receiver costs and lower national and direct sales advertising costs per subscriber addition.

        Upgrade and retention costs increased in 2009 due to an increase in upgrades to advanced services, increased use of the movers program and higher marketing costs.

        General and administrative expenses remained relatively flat in 2009 primarily due to increases in labor and benefit expense, mostly offset by a $14 million charge in 2008 for the write-off of accounts receivable for equipment and other costs incurred to effect the orderly transition of services from one of our Home Service Providers that ceased operations.

        Operating profit.    The decrease in operating profit was primarily due to lower operating profit before depreciation and amortization, coupled with higher depreciation and amortization expense in 2009 resulting from the capitalization of set-top receivers under the lease program.

DIRECTV Latin America Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

	Six Months Ended and As of June 30,		Change
	2009	2008	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$1,278	$1,153	$125	10.8%
Operating Profit Before Depreciation & Amortization	279	299	(20)	(6.7)%
Operating Profit	114	180	(66)	(36.7)%
Other Data:
ARPU	$52.91	$55.36	$(2.45)	(4.4)%
Average monthly subscriber churn %	1.88%	1.69%	—	11.2%
Total number of subscribers (000's)(1)	4,162	3,659	503	13.7%
Gross subscriber additions (000's)	730	737	(7)	(0.9)%
Net subscriber additions (000's)	276	384	(108)	(28.1)%

(1)
DIRECTV Latin America subscriber data excludes subscribers of the Sky Mexico platform. We migrated approximately 3,000 subscribers from DIRECTV Latin America to Sky Mexico during the first half of 2009 and migrated approximately 4,000 subscribers from DIRECTV Latin America to Sky Mexico during the first half of 2008. Additionally, we migrated approximately 6,000

THE DIRECTV GROUP, INC.

  subscribers from a local pay television service provider in Latin America to Sky Brazil during the first half of 2009. Net subscriber additions as well as churn exclude the effect these migrations.

        The decrease in net subscriber additions was primarily due to higher churn of 1.88% in the region. The increase in churn was primarily due to the impact from continued growth of DTVLA's pre-paid business.

        Revenues increased primarily due to subscriber growth in Brazil, Venezuela and Argentina, partially offset by decreased ARPU. ARPU decreased mainly due to unfavorable exchange rates in the region, primarily in Brazil.

        The lower operating profit before depreciation and amortization is primarily due to higher general and administrative expenses primarily due to a $120 million charge in connection with the exchange of Venezuela currency to U.S. dollars, partially offset by the increased gross profit generated from the higher revenues.

        The lower operating profit was primarily due to the decrease in operating profit before depreciation and amortization, coupled with increased depreciation and amortization, which was primarily due to the capitalization of set-top receivers under lease programs.

Corporate and Other

        Operating loss from Corporate and Other increased to $37 million in 2009 from $32 million in 2008.

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2009, our cash and cash equivalents totaled $2.3 billion compared with $2.0 billion at December 31, 2008. The $267 million increase resulted primarily from $2.0 billion of cash provided by operating activities, partially offset by $1.0 million of cash paid for the acquisition of satellites, property and equipment and $670 billion in cash used for the repurchase of shares.

        As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 1.17 at June 30, 2009 and 1.13 December 31, 2008. The increase in our current ratio during the six months ended June 30, 2009 was primarily due to the change in our cash and cash equivalents discussed above.

        As of June 30, 2009, DIRECTV U.S. had the ability to borrow up to $500 million under its existing credit facility, which is available until 2011. DIRECTV U.S. is subject to restrictive covenants under its credit facility. These covenants limit the ability of DIRECTV U.S. and its respective subsidiaries to, among other things, make restricted payments, including dividends, loans or advances to us.

        During 2009 and 2008 our Board of Directors approved multiple authorizations for the repurchase of our common stock, the most recent of which was in January 2009 authorizing share repurchases of $2.0 billion. As of June 30, 2009, we had approximately $1.3 billion remaining under this authorization. During the six months ended June 30, 2009, we repurchased and retired 32 million shares for $724 million, at an average price of $22.46. Additionally, in July 2009 we repurchased and retired 18 million shares for $437 million, at an average price of $24.45. We may make purchases under this program in the open market, through negotiated transactions or otherwise. The timing, nature and amount of such transactions will depend on a variety of factors, including market conditions, and the program may be suspended, discontinued or accelerated at any time. The sources of funds for the purchases under the remaining authorization are our existing cash on hand and cash from operations. Once we mail our definitive proxy to our shareholders related to the proposed merger transactions described under "Liberty Entertainment Inc. Merger Transaction" above, we will suspend share

THE DIRECTV GROUP, INC.

repurchases at least until the vote at the stockholder meeting takes place. A decision to recommence repurchases will depend on the circumstances at that time, including whether we have obtained requested private letter tax rulings.

        We expect to fund our cash requirements and our existing business plan using our available cash balances and cash provided by operations. Additional borrowings, which may include borrowings under the $500 million DIRECTV U.S. revolving credit facility, may be required to fund strategic investment opportunities should they arise.

        As discussed above in Note 2 of the Notes to the Consolidated Financial Statements, as a part of the Liberty Entertainment merger transaction, Holdings would assume approximately $2 billion of indebtedness with a related equity collar, which is payable at various dates through 2012. Depending on facts and circumstances at the time of the closing of the Liberty Entertainment merger transaction, Holdings may be required or may choose to repay the debt in full and settle the equity collar from available cash on hand, cash provided by operations or new borrowings.

Borrowings

        At June 30, 2009, we had $5,787 million in total outstanding borrowings, bearing a weighted average interest rate of 5.7%. Our outstanding borrowings primarily consist of notes payable and amounts borrowed under a senior secured credit facility as more fully described in Note 5 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D and in Note 8 to the Notes to the Consolidated Financial Statements in Item 8, Part II of our 2008 Form 10-K.

        Our notes payable and senior secured credit facility mature as follows: $61 million in the remainder of 2009, $308 million in 2010, $108 million in 2011, $20 million in 2012, $2,796 million in 2013 and $2,500 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation that we are required to make at each year end under the credit agreement. We were not required to make a prepayment for the year ended December 31, 2008.

        Covenants and Restrictions.    The senior secured credit facility requires DIRECTV U.S. to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of its assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit agreement and senior notes indentures. Should DIRECTV U.S. fail to comply with these covenants, all or a portion of its borrowings under the senior notes and senior secured credit facility could become immediately payable and its revolving credit facility could be terminated. At June 30, 2009, DIRECTV U.S. was in compliance with all such covenants.

        Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations as they come due and the expected estimated loss given a default. In general, lower ratings result in higher borrowing costs. Please refer to our 2008 Form 10-K for discussion of Moody's Investors Service and Standard & Poor's Rating Service ratings range.

        Currently, The DIRECTV Group has the following security rating:

	Corporate	Outlook
Standard & Poor's	BB	Stable

THE DIRECTV GROUP, INC.

        Currently, DIRECTV U.S. has the following security ratings:

	Senior Secured	Senior Unsecured	Corporate	Outlook
Standard & Poor's	BBB-	BB	BB	Stable
Moody's	Baa2	Ba2	Ba1	Stable

Contingencies

        As discussed in Note 6 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D, Globo has the right to exchange Sky Brazil shares for cash or our common shares. If Globo exercises this right, we have the option to elect to pay the consideration in cash, shares of our common stock, or a combination of both.

        We currently utilize the official exchange rate of 2.15 bolivars per U.S. dollar to translate the financial statements of our Venezuelan subsidiary. This rate has been fixed despite significant inflation in Venezuela in recent periods. We are required to obtain Venezuelan government approval to exchange Venezuelan bolivars into U.S. dollars at the official rate, or alternatively, a legal parallel exchange process exists, however the rates implied by transactions in the parallel market are significantly higher than the official rate (recently 5 to 7 bolivars per U.S. dollar). The official approval process has been delayed in recent periods and our Venezuelan subsidiary has relied on the parallel exchange process to settle U.S. dollar obligations and to repatriate accumulated cash balances during 2009. As a result we recognized a $48 million charge during the second quarter of 2009 and a $120 million charge during the six months ended June 30, 2009 to "General and administrative expense" in the Consolidated Statements of Operations in connection with the exchange of accumulated Venezuelan cash balances to U.S. dollars in the parallel exchange process. We currently expect to continue to repatriate cash generated in Venezuela in excess of local operating requirements, and to the extent we are unable to obtain timely approval to exchange bolivars at the official rate, we may use the legal parallel exchange process and we expect to incur additional charges in the future. Alternatively, if the Venezuelan government were to devalue the bolivar, we would realize a reduction in operating profits resulting from translation of financial results utilizing a higher exchange rate. Using the official exchange rate, our Venezuelan subsidiary had Venezuelan bolivar denominated liabilities of $5 million in excess of Venezuelan bolivar denominated assets, including cash of $39 million as of June 30, 2009.

        Several factors may affect our ability to fund our operations and commitments that we discuss in "Contractual Obligations", "Off-Balance Sheet Arrangements" and "Contingencies" below. In addition, our future cash flows may be reduced if we experience, among other things, significantly higher subscriber additions than planned, increased subscriber churn or upgrade and retention costs, higher than planned capital expenditures for satellites and broadcast equipment, satellite anomalies or signal theft or if we are required to make a prepayment on our term loans under DIRECTV U.S.' senior secured credit facility. Additionally, DIRECTV U.S.' ability to borrow under the senior secured credit facility is contingent upon DIRECTV U.S. meeting financial and other covenants associated with its facility as more fully described above.

Dividend Policy

        Dividends may be paid on our common stock only when, as, and if declared by our Board of Directors in its sole discretion. We have no current plans to pay any dividends on our common stock. We currently expect to use our future earnings for the development of our businesses or other corporate purposes, which may include share repurchases.

THE DIRECTV GROUP, INC.

CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of June 30, 2009, including the future periods in which payments are expected. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements included elsewhere herein referenced in the table below and the Notes to the Consolidated Financial Statements in Part II, Item 8 in our Form 10-K for the year ended December 31, 2008.

	Payments Due By Period
Contractual Obligations	Total	2009	2010-2011	2012-2013	2014 and thereafter
	(Dollars in Millions)
Long-term debt obligations (Note 5)(a)	$7,680	$224	$1,066	$3,372	$3,018
Purchase obligations (Note 6)(b)	9,004	906	3,206	3,149	1,743
Operating lease obligations(c)	282	29	103	75	75
Capital lease obligations	955	44	168	159	584
Other long-term liabilities reflected on the Consolidated Balance Sheets under GAAP(d)(e)	184	44	140	—	—

Total	$18,105	$1,247	$4,683	$6,755	$5,420

(a)
Long-term debt obligations include interest calculated based on the rates in effect at June 30, 2009, however, the obligations do not reflect potential prepayments that may be required under DIRECTV U.S.' senior secured credit facility, if any, or permitted under its indentures.

(b)
Purchase obligations consist of broadcast programming commitments, satellite construction and launch contracts and service contract commitments. Broadcast programming commitments include guaranteed minimum contractual commitments that are typically based on a minimum number of required subscribers subscribing to the related programming. Actual payments may exceed the minimum payment requirements if the actual number of subscribers subscribing to the related programming exceeds the minimum amounts. Service contract commitments include minimum commitments for the purchase of services that have been outsourced to third parties, such as billing services, telemetry, tracking and control services and broadcast center services. In most cases, actual payments, which are typically based on volume, usually exceed these minimum amounts.

(c)
Certain of the operating leases contain escalation clauses and renewal or purchase options, which we do not consider in the amounts disclosed.

(d)
Other long-term liabilities consist of amounts DIRECTV U.S. owes to the National Rural Telecommunications Cooperative, or NRTC, for the purchase of distribution rights and to the NRTC members that elected the long-term payment option resulting from the NRTC acquisition transactions we consummated in 2004, and satellite contracts.

(e)
Payments due by period for other long-term liabilities reflected on the Consolidated Balance Sheet under GAAP do not include payments that could be made related to our net unrecognized tax benefits liability, which amounted to $213 million as of June 30, 2009. The timing and amount of any future payments is not reasonably estimable, as such payments are dependent on the completion and resolution of examinations with tax authorities. We do not expect a significant payment related to these obligations within the next twelve months.

THE DIRECTV GROUP, INC.

CONTINGENCIES

        For a discussion of "Contingencies," see Note 6 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        For a discussion of "Certain Relationships and Related-Party Transactions," see Note 7 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

ACCOUNTING CHANGES

        For a discussion of "Accounting Changes," see Note 3 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

* * *

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        There have been no material changes in our market risk during the three months ended June 30, 2009. For additional information, see Item 7A. Quantitative and Qualitative Disclosures About Market Risk in Part II of our Annual Report on Form 10-K for the year ended December 31, 2008.

* * *

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in Millions, Except Per Share Amounts)
Revenues	$5,218	$4,807	$10,119	$9,398
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	2,108	1,930	4,133	3,822
Subscriber service expenses	368	307	720	613
Broadcast operations expenses	83	89	167	179
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	668	573	1,377	1,156
Upgrade and retention costs	261	217	542	477
General and administrative expenses	349	333	709	612
Depreciation and amortization expense	679	557	1,345	1,081

Total operating costs and expenses	4,516	4,006	8,993	7,940

Operating profit	702	801	1,126	1,458
Interest income	6	21	16	37
Interest expense	(102)	(82)	(203)	(145)
Other, net	54	15	57	18

Income before income taxes	660	755	996	1,368
Income tax expense	(242)	(287)	(366)	(517)

Net income	418	468	630	851
Less: Net income attributable to noncontrolling interest	(11)	(13)	(22)	(25)

Net income attributable to The DIRECTV Group, Inc.	$407	$455	$608	$826

Basic and diluted earnings attributable to The DIRECTV Group, Inc. per common share	$0.40	$0.40	$0.60	$0.72

Weighted average number of common shares outstanding (in millions)
Basic	1,006	1,140	1,012	1,144
Diluted	1,009	1,146	1,015	1,149

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2009	December 31, 2008
	(Dollars in Millions, Except Per Share Amounts)
ASSETS
Current assets
Cash and cash equivalents	$2,272	$2,005
Accounts receivable, net of allowances of $77 and $50	1,377	1,423
Inventories	222	192
Deferred income taxes	83	68
Prepaid expenses and other	328	356

Total current assets	4,282	4,044
Satellites, net	2,388	2,476
Property and equipment, net	4,117	4,171
Goodwill	3,774	3,753
Intangible assets, net	1,014	1,172
Investments and other assets	836	923

Total assets	$16,411	$16,539

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,093	$3,115
Unearned subscriber revenues and deferred credits	393	362
Current portion of long-term debt	183	108

Total current liabilities	3,669	3,585
Long-term debt	5,604	5,725
Deferred income taxes	543	524
Other liabilities and deferred credits	1,701	1,749
Commitments and contingencies
Redeemable noncontrolling interest	325	325
Stockholders' equity
Common stock and additional paid-in capital—$0.01 par value, 3,000,000,000 shares authorized; 995,551,796 shares and 1,024,182,043 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	8,100	8,318
Accumulated deficit	(3,408)	(3,559)
Accumulated other comprehensive loss	(123)	(128)

Total stockholders' equity	4,569	4,631

Total liabilities and stockholders' equity	$16,411	$16,539

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2009	2008
	(Dollars in Millions)
Cash Flows From Operating Activities
Net income	$630	$851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,345	1,081
Amortization of deferred revenues and deferred credits	(28)	(50)
Share-based compensation expense	25	23
Dividends received	69	35
Foreign currency transaction gains	(49)	—
Deferred income taxes	69	124
Other	5	(2)
Change in other operating assets and liabilities:
Accounts receivable, net	78	185
Inventories	(23)	(9)
Prepaid expenses and other	32	(27)
Accounts payable and accrued liabilities	(149)	(353)
Unearned subscriber revenue and deferred credits	27	36
Other, net	9	59

Net cash provided by operating activities	2,040	1,953

Cash Flows From Investing Activities
Cash paid for property and equipment	(1,002)	(959)
Cash paid for satellites	(31)	(77)
Investment in companies	(12)	(104)
Other, net	10	36

Net cash used in investing activities	(1,035)	(1,104)

Cash Flows From Financing Activities
Cash proceeds from debt issuance	—	2,490
Debt issuance costs	—	(19)
Repayment of long-term debt	(48)	(18)
Repayment of other long-term obligations	(58)	(62)
Capital contribution	—	160
Common shares repurchased and retired	(670)	(736)
Stock options exercised	33	82
Excess tax benefit from share-based compensation	5	8

Net cash (used in) provided by financing activities	(738)	1,905

Net increase in cash and cash equivalents	267	2,754
Cash and cash equivalents at beginning of the period	2,005	1,083

Cash and cash equivalents at end of the period	$2,272	$3,837

Supplemental Cash Flow Information
Cash paid for interest	$201	$124
Cash paid for income taxes	156	331

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Basis of Presentation

        The DIRECTV Group, Inc., which we sometimes refer to as The DIRECTV Group, company, we or us, is a leading provider of digital television entertainment in the United States and Latin America through our DIRECTV U.S. and DIRECTV Latin America, or DTVLA, business units. DIRECTV U.S. is comprised of DIRECTV Holdings LLC and its subsidiaries. DTVLA is comprised of PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region through our wholly-owned subsidiary, DIRECTV Latin America, LLC, or DLA LLC; our 74% owned subsidiary Sky Brasil Servicos Ltda., which we refer to as Sky Brazil; and our 41% equity method investment in Innova, S. de R.L. de C.V., or Sky Mexico.

        On February 27, 2008, Liberty Media Corporation, or Liberty Media and News Corporation completed a transaction in which Liberty Media acquired News Corporation's approximately 41% interest in us. Currently, Liberty Media owns approximately 56% of our outstanding common stock, however Liberty Media has agreed generally to limit its voting rights to approximately 47.9%.

        We have prepared the accompanying unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) that are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on February 27, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 8, 2009 and all of our other filings, including Current Reports on Form 8-K, filed with the SEC after such date and through the date of this report.

Note 2: Liberty Entertainment Inc. Merger Transaction

        On May 3, 2009, The DIRECTV Group, Liberty Media, Liberty Entertainment, Inc., or LEI and certain subsidiaries of The DIRECTV Group entered into an agreement and plan of merger, which we refer to as the "merger agreement", which, if consummated, will result in the creation of a new public holding company named "DIRECTV" which we refer to as "Holdings", that will own The DIRECTV Group and LEI. Holdings will be owned by the holders of The DIRECTV Group common stock and the holders of LEI common stock immediately prior to the mergers contemplated by the merger agreement.

        As a necessary step to the mergers contemplated by the merger agreement, Liberty Media is planning to execute a split-off transaction that would result in the redemption of 90% of the outstanding shares of both series of its Liberty Entertainment common stock in exchange for all of the outstanding shares of two series of common stock of LEI. LEI will hold Liberty Media's entire interest in The DIRECTV Group (currently approximately 56%), 100% of Liberty Sports Holdings LLC, 65% of Game Show Network, LLC and approximately $30 million in cash and cash equivalents, together with approximately $2 billion of indebtedness and a related equity collar. The split-off transaction is conditioned on the approval of the holders of Liberty's Liberty Entertainment common stock.

        The merger agreement provides for two mergers that would result in The DIRECTV Group and LEI becoming wholly owned subsidiaries of Holdings. In the DIRECTV merger, The DIRECTV Group common stockholders (other than direct or indirect subsidiaries of LEI) will receive one share

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

of Holdings Class A common stock for each share of common stock of The DIRECTV Group that they own. In the LEI merger, holders of outstanding shares of LEI Series A common stock and LEI Series B common stock (other than LEI or Holdings) will receive a number of shares of Holdings Class A common stock equal to the LEI exchange ratio for each share of LEI common stock that they own. The LEI exchange ratio is a fixed exchange ratio equal to 1.11111 shares of Holdings common stock for each share of LEI common stock, subject to certain adjustments as provided in the merger agreement.

        After completion of the split-off, John C. Malone (the Chairman of The DIRECTV Group and Liberty Media), his wife and certain trusts for the benefit of their children, collectively the "Malones", will own approximately 92% of the LEI Series B common stock. Immediately prior to the mergers, the Malones, pursuant to a voting and right of first refusal agreement, will exchange each of their shares of LEI Series B common stock for a number of shares of Holdings Class B common stock equal to the number of shares of LEI Series B common stock multiplied by the LEI exchange ratio. Holdings Class B common stock will have fifteen votes per share and certain limited consent rights and will not be publicly traded, and Holdings Class A common stock will have one vote per share and is expected to be listed on the NASDAQ National Market System. Upon completion of the mergers, the Malones will be the only holders of Holdings Class B common stock.

        Holders of certain equity awards of LEI, including stock options and stock appreciation rights, or SARs, will receive equity awards of Class A common stock of Holdings based on the LEI exchange ratio.

        The mergers will be accounted for using the acquisition method of accounting pursuant to Statement of Financial Accounting Standards, or SFAS, No. 141 (revised 2007), "Business Combinations", or SFAS No. 141R. The DIRECTV Group will be treated as the acquiring corporation for accounting and financial reporting purposes, accordingly it is anticipated that the historical financial statements of The DIRECTV Group will become the historical financial statements of Holdings. Under SFAS No. 141R, the acquisition date fair value of consideration paid by The DIRECTV Group for LEI (excluding its investment in The DIRECTV Group), will be allocated to LEI's other tangible and intangible assets acquired and liabilities assumed based on their estimated acquisition date fair values, with any excess being treated as goodwill. The assets, liabilities and results of operations of LEI will be consolidated into the assets, liabilities and results of operations of Holdings as of the acquisition date, the closing date of the mergers.

        Costs incurred to complete the transaction, including legal, accounting, financial printing and investment banking fees, will be expensed as incurred pursuant to SFAS 141R. The exchange rate of LEI common stock to The DIRECTV Group common stock was determined in a manner such that LEI stockholders as a group will receive a premium in the form of a larger economic interest in DIRECTV than would have been otherwise determined based on the relative fair values of The DIRECTV Group and LEI. This premium, calculated as the fair value of the economic interest to be distributed to LEI stockholders in excess of the fair value of the assets and liabilities of LEI, will be expensed as a disproportionate distribution upon completion of the mergers. In addition, as part of the mergers, Holdings will grant common stock options and SARs to replace the stock based awards of LEI. Pursuant to SFAS No. 141R, any incremental fair value of the replacement awards over the fair value of the replaced LEI awards must also be expensed. Had the merger been completed on June 30, 2009, we estimate that Holdings would have recorded an expense of approximately $275 million on that date for the costs of the transaction, the premium to LEI stockholders, and the incremental fair value

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

of the stock based awards. However, we anticipate the actual amounts to be recorded will change as they will be determined based on acquisition date fair values.

        Since many of the LEI replacement stock based awards are held by individuals who will remain employees of Liberty Media and not become employees of Holdings, they will be reported as a liability at fair value by Holdings in accordance with accounting standards for non-employee awards. Also, Holdings will continue to account for derivative financial instruments of the equity collar acquired as a result of the mergers as a net asset or liability at fair value. Adjustments to the fair values of the stock based awards and the equity collar each reporting period will be recorded in non-operating earnings in the consolidated statements of operations of Holdings.

        The financial and other information regarding The DIRECTV Group contained in this Annex D does not give effect to or make any adjustment for these transactions.

        For additional information regarding the proposed merger transactions, refer to Amendment No. 2 to Holdings' Registration Statement on Form S-4 filed with the SEC on August 27, 2009, which has not been declared effective.

Note 3: Accounting Changes

        On January 1, 2009 we adopted Statement of Financial Accounting Standards, or SFAS, No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51," which established standards of accounting and reporting of noncontrolling interests in subsidiaries, also known as minority interests, in consolidated financial statements, provides guidance on accounting for changes in the parent's ownership interest in a subsidiary and establishes standards of accounting for the deconsolidation of a subsidiary due to the loss of control. SFAS No. 160 requires an entity to present certain noncontrolling interests as a component of equity and to present net income and consolidated comprehensive income attributable to the parent and the noncontrolling interest separately in the consolidated financial statements. SFAS No. 160 is required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. As a result of our adoption of SFAS No. 160, "Net income" in the Consolidated Statements of Operations now includes net income attributable to noncontrolling interest as compared to the previous standard, where net income attributable to the noncontrolling interest was deducted in the determination of net income. Additionally, the Consolidated Statements of Cash Flows are now presented using net income as calculated pursuant to SFAS No. 160.

        On January 1, 2009 we adopted the revisions made by the SEC Observer on March 12, 2008 to Topic D-98 "Classification and Measurement of Redeemable Securities," which provides SEC registrants guidance on the financial statement classification and measurement of equity securities that are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The revised Emerging Issues Task Force, or EITF, Topic D-98 requires that redeemable noncontrolling interests, such as Globo Comunicacoes e Participacoes S.A.'s, or Globo's, redeemable noncontrolling interest in Sky Brazil described in Note 6 of the Notes to the Consolidated Financial Statements that are redeemable at the option of the holder be recorded outside of permanent equity at fair value, and the redeemable noncontrolling interests be adjusted to their fair value at each balance sheet date. Adjustments to the carrying amount of a redeemable noncontrolling interest from the application of Topic D-98 are recorded to retained earnings (or additional paid-in-capital in the absence of retained earnings). As a result of the adoption of this standard, we have reported Globo's redeemable noncontrolling interest in Sky Brazil in "Redeemable noncontrolling interest" at fair value

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

in the Consolidated Balance for each period presented. See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

        The following tables present the changes to previously reported amounts in our Consolidated Balance Sheets as a result of the adoption of Topic D-98:

December 31, 2008	As Originally Reported	As Adjusted	Effect of Change
	(Dollars in Millions)
Redeemable noncontrolling interest	$103	$325	$222
Common stock and additional paid in capital	8,540	8,318	(222)
Total stockholders' equity	4,853	4,631	(222)
June 30, 2008	As Originally Reported	As Adjusted	Effect of Change
	(Dollars in Millions)
Redeemable noncontrolling interest	$36	$300	$264
Common stock and additional paid in capital	9,329	9,065	(264)
Total stockholders' equity	6,578	6,314	(264)
December 31, 2007	As Originally Reported	As Adjusted	Effect of Change
	(Dollars in Millions)
Redeemable noncontrolling interest	$11	$300	$289
Common stock and additional paid in capital	9,318	9,029	(289)
Total stockholders' equity	6,302	6,013	(289)

        On January 1, 2009 we adopted SFAS No. 141R. SFAS No. 141R requires the acquiring entity to record 100% of all assets and liabilities acquired, including goodwill and any non-controlling interest, generally at their fair values for all business combinations, whether partial, full or step acquisitions. Under SFAS No. 141R certain contingent assets and liabilities, as well as contingent consideration, are also required to be recognized at fair value on the date of acquisition and acquisition related transaction and restructuring costs will be expensed. Additionally, SFAS No. 141R requires disclosures about the nature and financial effect of the business combination and also changes the accounting for certain income tax assets recorded in purchase accounting. The adoption of SFAS No. 141R as required, on January 1, 2009, changed the way we account for adjustments to deferred tax asset valuation allowances recorded in purchase accounting for prior business combinations so that adjustments to these deferred tax asset valuation allowances will no longer be recorded to goodwill but rather adjustments will be recorded in "Income tax expense" in the Consolidated Statements of Operations. Additionally, the adoption of SFAS No. 141R will change the accounting for all business combinations we consummate after January 1, 2009.

Sky Brazil Functional Currency

        Based on cumulatively significant changes in economic facts and circumstances, we have determined that the local Brazilian currency should be the functional currency of Sky Brazil for purposes of financial statement translation beginning in the second quarter of 2009. As a result of this

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

change in functional currency, on April 1, 2009 we recorded a $165 million decrease to previously reported values for nonmonetary assets and a $53 million increase in our related deferred income tax assets and liabilities, and an offsetting $112 million decrease to the "Cumulative translation adjustment", a component of "Accumulated other comprehensive loss" in stockholders' equity in the Consolidated Balance Sheets. In addition, as a result of this change in functional currency, changes in exchange rates will result in gains or losses, which will be recorded in "Other, net" in the Consolidated Statements of Operations related to the revaluation of U.S. dollar denominated monetary assets and liabilities, such as cash deposits, notes payable and capital lease obligations held by Sky Brazil. During the second quarter of 2009, we recorded a net foreign currency transaction gain of $38 million in "Other, net" in the Consolidated Statements of Operations related to U.S. dollar denominated monetary assets and liabilities held by Sky Brazil.

Note 4: Goodwill and Intangible Assets

        The changes in the carrying amounts of goodwill at each of our segments for the six months ended June 30, 2009 were as follows:

	DIRECTV U.S.	DIRECTV Latin America	Total
	(Dollars in Millions)
Balance as of December 31, 2008	$3,189	$564	$3,753
Sky Brazil foreign currency translation adjustment	—	42	42
Purchase or acquisition accounting adjustments:
New acquisitions	4	—	4
Adjustments to prior acquisitions	(25)	—	(25)

Balance as of June 30, 2009	$3,168	$606	$3,774

        The following table sets forth the amounts recorded for intangible assets as of the periods presented:

		June 30, 2009			December 31, 2008
	Estimated Useful Lives (years)
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
	(Dollars in Millions)
Orbital slots	Indefinite	$432		$432	$432		$432
72.5 WL Orbital license	5	208	$189	19	208	$171	37
Subscriber related	5-10	1,744	1,413	331	1,697	1,255	442
Dealer network	15	130	84	46	130	79	51
Trade name and other	10-20	105	13	92	102	9	93
Distribution rights	7	334	240	94	334	217	117

Total intangible assets		$2,953	$1,939	$1,014	$2,903	$1,731	$1,172

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        The following table sets forth amortization expense for intangible assets for each of the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in Millions)
Amortization expense	$104	$103	$207	$206

        Estimated amortization expense for intangible assets in each of the next five years and thereafter is as follows: $147 million in the remainder of 2009; $163 million in 2010; $107 million in 2011; $63 million in 2012; $22 million in 2013; and $80 million thereafter.

Note 5: Borrowings

        The following table sets forth our outstanding borrowings:

	Interest Rates at June 30, 2009	June 30, 2009	December 31, 2008
		(Dollars in Millions)
8.375% senior notes due in 2013	8.375%	$910	$910
6.375% senior notes due in 2015	6.375%	1,000	1,000
7.625% senior notes due in 2016	7.625%	1,500	1,500
Senior secured credit facility, net of unamortized discount of $8 million as of June 30, 2009 and $9 million as of December 31, 2008	3.106%	2,375	2,421
Unamortized bond premium	—	2	2

Total debt		5,787	5,833
Less: Current portion of long-term debt		(183)	(108)

Long-term debt		$5,604	$5,725

        All of the senior notes and the senior secured credit facility were issued by DIRECTV U.S. The senior secured credit facility is secured by substantially all of DIRECTV U.S.' assets.

        All of the senior notes have been registered under the Securities Act of 1933, as amended, are unsecured and have been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' subsidiaries. Principal on the senior notes is payable upon maturity, while interest is payable semi-annually.

        The fair value of our 8.375% senior notes was approximately $915 million at June 30, 2009 and approximately $904 million at December 31, 2008. The fair value of our 6.375% senior notes was approximately $924 million at June 30, 2009 and approximately $911 million at December 31, 2008. The fair value of our 7.625% senior notes was approximately $1,466 million at June 30, 2009 and approximately $1,451 million at December 31, 2008. We calculated the fair values based on quoted market prices of our senior notes, which is a Level 1 input under SFAS No. 157 "Fair Value Measurements" or SFAS No. 157, on those dates.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        Our notes payable and senior secured credit facility mature as follows: $61 million in the remainder of 2009, $308 million in 2010, $108 million in 2011, $20 million in 2012, $2,796 million in 2013 and $2,500 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation that we are required to make at each year end under the credit agreement. We were not required to make a prepayment for the year ended December 31, 2008. The amount of interest accrued related to our outstanding debt was $44 million at June 30, 2009 and $45 million at December 31, 2008.

        Covenants and Restrictions.    The senior secured credit facility requires DIRECTV U.S. to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of its assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit agreement and senior notes indentures. Should DIRECTV U.S. fail to comply with these covenants, all or a portion of its borrowings under the senior notes and senior secured credit facility could become immediately payable and its revolving credit facility could be terminated. At June 30, 2009, DIRECTV U.S. was in compliance with all such covenants. The senior notes and senior secured credit facility also provide that the borrowings may be required to be prepaid if certain change-in-control events occur.

Note 6: Commitments and Contingencies

Commitments

        At June 30, 2009, our minimum payments under agreements to purchase broadcast programming, and the purchase of services that we have outsourced to third parties, such as billing services, and satellite telemetry, tracking and control, satellite construction and launch contracts and broadcast center services aggregated $9,004 million, payable as follows: $906 million in the remainder of 2009, $1,593 million in 2010, $1,613 million in 2011, $1,746 million in 2012, $1,403 million in 2013 and $1,743 million thereafter.

Contingencies

  Puerto Rico Condition

        In connection with approval by the Federal Communications Commission, or FCC, of the Liberty Media acquisition of News Corporation's ownership interest in us, the FCC imposed certain conditions related to attributable interests in two pay television operations: DIRECTV Puerto Rico and Liberty Cablevision of Puerto Rico Ltd. We refer to the FCC's requirements as the "Puerto Rico Condition". Because neither News Corporation nor Liberty Media could satisfy the Puerto Rico Condition, in connection with the close of that transaction, a special committee of independent directors of our Board of Directors approved an agreement with News Corporation and Liberty Media in which we assumed responsibility for the satisfaction, modification or waiver of the Puerto Rico Condition within the one year period specified by the FCC. As part of this agreement, during the first quarter of 2008, we received a $160 million cash capital contribution, which we recorded as "Additional paid-in-capital" in the Consolidated Balance Sheets.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        In order to comply with terms of the FCC order, effective February 25, 2009, we placed the shares of DIRECTV Puerto Rico into a trust and appointed an independent trustee who will oversee the management and operation of DIRECTV Puerto Rico, and will have the authority, subject to certain conditions, to divest ownership of DIRECTV Puerto Rico. We continue to consolidate the results of DIRECTV Puerto Rico.

  Redeemable Noncontrolling Interest

        In connection with our acquisition of Sky Brazil in 2006, our partner, Globo, who holds the remaining 25.9% interest, was granted the right, until January 2014, to require us to purchase all or a portion (but not less than half) of its shares in Sky Brazil. Upon exercising this right, the fair value of Sky Brazil shares will be determined, by mutual agreement or by an outside valuation expert, and we have the option to elect to pay for the Sky Brazil shares in cash, shares of our common stock or a combination of both. As of June 30, 2009, we estimate that Globo's 25.9% equity interest in Sky Brazil has a fair value of approximately $325 million to $450 million. We determined the range of fair values using significant unobservable inputs, which are Level 3 inputs under SFAS No. 157 and further determined that $325 million was our best estimate of fair value in that range. As a result of our adoption of the revisions to Topic D-98, discussed above in "Accounting Changes", we now account for the redeemable noncontrolling interest at fair value in the Consolidated Balance Sheets.

  Litigation

        Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or demands that, if granted, could require us to pay damages or make other expenditures in amounts that could not be estimated at June 30, 2009. After discussion with counsel representing us in those actions, it is the opinion of management that such litigation is not expected to have a material adverse effect on our consolidated results of operations or financial position.

        Finisar Corporation.    As previously reported, we filed a notice of appeal to the Court of Appeals for the Federal Circuit on October 5, 2006 from a jury determination that The DIRECTV Group, Inc. and certain of its subsidiaries willfully infringed a patent owned by Finisar Corporation and awards of approximately $117 million in damages and pre-judgment interest. DIRECTV was also ordered to pay into escrow $1.60 per new set-top receiver manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or was otherwise found to be invalid. On April 18, 2008, the Court of Appeals vacated (set aside) the verdict of infringement, and sent the case back to the district court for further proceedings and possible retrial on a limited number of claims. On remand, we sought and obtained summary judgment on invalidity of all remaining claims, and the case against DIRECTV was dismissed on May 19, 2009. Finisar has filed a Notice of Appeal, and a briefing schedule for the new appeal has been set.

  Satellites

        We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economic relative to the risk of satellite failure. The insurance generally covers the unamortized book value of covered satellites. We

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At June 30, 2009, the net book value of in-orbit satellites was $2,065 million, all of which was uninsured.

Subsequent Events Review

        We have evaluated subsequent events through issuance of these financial statements on August 6, 2009.

Note 7: Related-Party Transactions

        As discussed in more detail above in Note 2 of the Notes to the Consolidated Financial Statements, in May 2009, The DIRECTV Group, Liberty Media, LEI and certain subsidiaries of The DIRECTV Group entered into an agreement and plan of merger, as amended in July 2009. In addition, in the ordinary course of our operations, we enter into transactions with related parties as discussed below.

Liberty Media, Liberty Global and Discovery Communications

        As a result of Liberty Media's acquisition of an ownership interest in The DIRECTV Group, beginning February 27, 2008, transactions with Liberty Media and its affiliates, including its equity method investees, may be considered to be related party transactions as Liberty Media currently owns approximately 56% of our outstanding common stock. Our transactions with Liberty Media and its affiliates consist primarily of the purchase of programming.

        In addition, John Malone, Chairman of the Board of Directors of The DIRECTV Group and of Liberty Media, has an approximate 31.3% voting interest in Discovery Communications, Inc., or Discovery Communications, and an approximate 38.8% voting interest in Liberty Global Inc., or Liberty Global, and serves as Chairman of Liberty Global, and certain of Liberty Media's management and directors also serve as directors of Discovery Communications or Liberty Global. As a result of this common ownership and management, transactions with Discovery Communications and Liberty Global, and their subsidiaries or equity method investees may be considered to be related party transactions. Our transactions with Discovery Communications and Liberty Global consist primarily of purchases of programming created, owned or distributed by Discovery Communications and its subsidiaries and investees.

News Corporation and affiliates

        News Corporation and its affiliates were considered related parties until February 27, 2008, when News Corporation transferred its 41% interest in our common stock to Liberty Media. Accordingly, the following contractual arrangements with News Corporation and its affiliates were considered related party transactions and reported through February 27, 2008: purchase of programming, products and advertising; license of certain intellectual property, including patents; purchase of system access products, set-top receiver software and support services; sale of advertising space; purchase of employee services; and use of facilities.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        As discussed above in Note 6, during the first quarter of 2008, we received a $160 million cash capital contribution, which we recorded as "Additional paid-in-capital" in the Consolidated Balance Sheets.

        The majority of payments under contractual arrangements with Liberty Media, Discovery Communications, Liberty Global and News Corporation entities relate to multi-year programming contracts. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

Other

        Other related parties include Globo, which provides programming and advertising to Sky Brazil, and companies in which we hold equity method investments, including Sky Mexico.

        The following table summarizes sales to, and purchases from, related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008(1)	2009	2008(1)
	(Dollars in Millions)
Sales:
Liberty Media and affiliates	$13	$10	$25	$12
Discovery Communications, Liberty Global and affiliates	1	3	4	4
News Corporation and affiliates	—	—	—	2
Other	3	2	5	4

Total	$17	$15	$34	$22

Purchases:
Liberty Media and affiliates	$88	$76	$175	$103
Discovery Communications, Liberty Global and affiliates	63	56	123	74
News Corporation and affiliates	—	—	—	167
Other	130	104	235	193

Total	$281	$236	$533	$537

(1)
Amounts disclosed represent transactions with News Corporation and affiliates from January 1, 2008 through February 27, 2008 and transactions with Liberty Media, Discovery Communications, Liberty Global and affiliates from February 27, 2008 to June 30, 2008.

        The following table sets forth the amount of accounts receivable from and accounts payable to related parties as of:

	June 30, 2009	December 31, 2008
	(Dollars in Millions)
Accounts receivable	$43	$29
Accounts payable	185	165

        The accounts receivable and accounts payable balances as of June 30, 2009 and December 31, 2008 are primarily related to affiliates of Liberty Media.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

Note 8: Earnings Per Common Share

        We compute basic earnings per common share, or EPS, by dividing net income attributable to The DIRECTV Group, Inc. by the weighted average number of common shares outstanding for the period.

        Diluted EPS considers the effect of common equivalent shares, which consist primarily of common stock options and restricted stock units issued to employees. In the computation of diluted EPS under the treasury stock method, the amount of assumed proceeds from nonvested stock awards and unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the awards were distributed during the period. We exclude common equivalent shares from the computation in loss periods as their effect would be antidilutive and we exclude common stock options from the computation of diluted EPS when their exercise price is greater than the average market price of our common stock. The following table sets forth the number of common stock options excluded from the computation of diluted EPS because the options' exercise prices were greater than the average market price of our common stock during the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Shares in Millions)
Common stock options excluded	23	31	24	31

        The following table sets forth comparative information regarding common shares outstanding:

	Six Months Ended June 30,
	2009	2008
	(Shares in Millions)
Common shares outstanding at January 1	1,024	1,148
Decrease for common shares repurchased and retired	(32)	(30)
Increase for stock options exercised and restricted stock units vested and distributed	4	7

Common shares outstanding at June 30	996	1,125

Weighted average number of common shares outstanding	1,012	1,144

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        The reconciliation of the amounts used in the basic and diluted EPS computation is as follows:

	Income	Shares	Per Share Amounts
	(Dollars and Shares in Millions, Except Per Share Amounts)
Three Months Ended June 30, 2009:
Basic EPS
Net income attributable to The DIRECTV Group, Inc.	$407	1,006	$0.40
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	3	—

Diluted EPS
Adjusted net income attributable to The DIRECTV Group, Inc.	$407	1,009	$0.40

Three Months Ended June 30, 2008:
Basic EPS
Net income attributable to The DIRECTV Group, Inc	$455	1,140	$0.40
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	6	—

Diluted EPS
Adjusted net income attributable to The DIRECTV Group, Inc	$455	1,146	$0.40

Six Months Ended June 30, 2009:
Basic EPS
Net income attributable to The DIRECTV Group, Inc	$608	1,012	$0.60
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	3	—

Diluted EPS
Adjusted net income attributable to The DIRECTV Group, Inc	$608	1,015	$0.60

Six Months Ended June 30, 2008:
Basic EPS
Net income attributable to The DIRECTV Group, Inc	$826	1,144	$0.72
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	5	—

Diluted EPS
Adjusted net income attributable to The DIRECTV Group, Inc	$826	1,149	$0.72

Note 9: Stockholders' Equity

Share Repurchase Program

        During 2009 and 2008 our Board of Directors approved multiple authorizations for the repurchase of our common stock, the most recent of which was in January 2009, authorizing share repurchases of $2.0 billion. As of June 30, 2009, we had approximately $1.3 billion remaining under this authorization. The authorizations allow us to repurchase our common stock from time to time through open market purchases and negotiated transactions, or otherwise. The timing, nature and amount of such

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

transactions will depend on a variety of factors, including market conditions, and the program may be suspended, discontinued or accelerated at any time. The sources of funds for the purchases under the remaining authorization are our existing cash on hand and cash from operations. Purchases are made in the open market, through block trades and other negotiated transactions. Repurchased shares are retired but remain authorized for registration and issuance in the future.

        The following table sets forth information regarding shares repurchased and retired during the periods presented:

	Six Months Ended June 30,
	2009	2008
	(Amounts in Millions, Except Per Share Amounts)
Total cost of repurchased shares	$724	$796
Average price per share	22.46	26.52
Number of shares repurchased and retired	32	30

        For the six months ended June 30, 2009, we recorded the $724 million in repurchases as a decrease of $267 million to "Common stock and additional paid in capital" and an increase of $457 million to "Accumulated deficit" in the Consolidated Balance Sheets. Of the $724 million in repurchases during the six months ended June 30, 2009, $54 million were paid for in July 2009. Of the $796 million in repurchases during the six months ended June 30, 2008, $60 million were paid for in July 2008.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        The following tables set forth a reconciliation of stockholders' equity and redeemable noncontrolling interest for each of the periods presented:

	Stockholders' Equity
	Common Shares	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss, net of taxes	Total Stockholders' Equity	Redeemable Noncontrolling Interest	Net Income
	(Dollars in Millions)
Balance at January 1, 2009	1,024,182,043	$8,318	$(3,559)	$(128)	$4,631	$325
Net income			608		608	22	$630
Stock repurchased and retired	(32,350,087)	(267)	(457)		(724)
Stock options exercised and restricted stock units vested and distributed	3,719,840	33			33
Share-based compensation expense		25			25
Tax benefit from stock option exercises		5			5
Adjustment to the fair value of redeemable noncontrolling interest		2			2	(2)
Other		(16)			(16)
Foreign currency translation adjustment				1	1	(20)
Unrealized gain on securities, net of tax				4	4

Balance at June 30, 2009	995,551,796	$8,100	$(3,408)	$(123)	$4,569	$325

	Stockholders' Equity
	Common Shares	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss, net of taxes	Total Stockholders' Equity	Redeemable Noncontrolling Interest	Net Income
	(Dollars in Millions)
Balance at January 1, 2008	1,148,268,203	$9,029	$(2,995)	$(21)	$6,013	$300
Net income			826		826	25	$851
Stock repurchased and retired	(29,986,918)	(247)	(549)		(796)
Stock options exercised and restricted stock units vested and distributed	6,242,514	82			82
Share-based compensation expense		23			23
Tax benefit from stock option exercises		12			12
Capital contribution		160			160
Adjustment to the fair value of redeemable noncontrolling interest		25			25	(25)
Other		(19)			(19)
Unrealized losses on securities, net of tax				(12)	(12)

Balance at June 30, 2008	1,124,523,799	$9,065	$(2,718)	$(33)	$6,314	$300

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

Accumulated Other Comprehensive Loss

	As of June 30, 2009	As of December 31, 2008
	(Dollars in Millions)
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$(124)	$(124)
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	(4)	(4)
Accumulated unrealized gains on securities, net of taxes	5	1
Accumulated foreign currency translation adjustments	—	(1)

Total Accumulated Other Comprehensive Loss	$(123)	$(128)

Other Comprehensive Income

        Total comprehensive income was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in Millions)
Net income	$418	$468	$630	$851
Other comprehensive income (loss):
Foreign currency translation adjustments:
Cumulative effect of change in functional currency at Sky Brazil	(112)	—	(112)	—
Foreign currency translation activity during the period	93	—	93	—
Unrealized gains (losses) on securities, net of taxes	5	(3)	4	(12)

Comprehensive income	404	465	615	839
Comprehensive income attributable to redeemable noncontrolling interest	9	(13)	(2)	(25)

Comprehensive income attributable to The DIRECTV Group, Inc.	$413	$452	$613	$814

Note 10: Acquisitions

  Home Services Providers

        180 Connect.    On July 8, 2008, we acquired 100% of 180 Connect Inc.'s outstanding common stock and exchangeable shares. Simultaneously, in a separate transaction, UniTek USA, LLC acquired 100% of 180 Connect's cable service operating unit and operations in certain of our installation services markets in exchange for satellite installation operations in certain markets and $7 million in cash. These transactions provide us with control over a significant portion of DIRECTV U.S.' home service provider network. We paid $91 million in cash, net of the $7 million we received from UniTek USA, for the acquisition, including the equity purchase price, repayment of assumed debt and related transaction costs.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        We accounted for the 180 Connect acquisition using the purchase method of accounting, and began consolidating the results from the date of acquisition. The June 30, 2009 consolidated financial statements reflect the preliminary allocation of the $91 million net purchase price to assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition using information currently available. The assets acquired included approximately $5 million in cash. The excess of the purchase price over the estimated fair values of the net assets has been recorded as goodwill. We are currently determining how much of the recorded goodwill will be deductible for tax purposes.

        The following table sets forth the preliminary allocation of the purchase price to the 180 Connect net assets acquired on July 8, 2008 (dollars in millions):

Total current assets	$19
Property and equipment	16
Goodwill	118
Investments and other assets	30

Total assets acquired	$183

Total current liabilities	$84
Other liabilities	8

Total liabilities assumed	$92

Net assets acquired	$91

        The following selected unaudited pro forma information is being provided to present a summary of the combined results of The DIRECTV Group and 180 Connect for the three and six months ended June 30, 2008 as if the acquisition had occurred as of the beginning of the period, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of our operations had 180 Connect operated as part of us for the period presented, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

	Three Months Ended June 30,	Six Month Ended June 30,
	2008	2008
	(Dollars in Millions, Except Per Share Amounts)
Revenues	$4,807	$9,398
Net income attributable to The DIRECTV Group, Inc.	420	785
Basic earnings per common share attributable to The DIRECTV Group, Inc.	0.37	0.69
Diluted earnings per common share attributable to The DIRECTV Group, Inc.	0.37	0.68

Note 11: Segment Reporting

        Our two business segments, DIRECTV U.S. and DIRECTV Latin America, acquire, promote, sell and distribute digital entertainment programming via satellite to residential and commercial subscribers. Corporate and Other includes the corporate office, eliminations and other entities.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(Unaudited)

        Selected information for our operating segments is reported as follows:

	DIRECTV U.S.	DIRECTV Latin America	Corporate and Other	Total
	(Dollars in Millions)
Three Months Ended:
June 30, 2009
Revenues	$4,539	$680	$(1)	$5,218

Operating profit (loss)	$652	$73	$(23)	$702
Add: Depreciation and amortization expense	593	87	(1)	679

Operating profit (loss) before depreciation and amortization(1)	$1,245	$160	$(24)	$1,381

June 30, 2008
Revenues	$4,196	$611	$—	$4,807

Operating profit (loss)	$717	$102	$(18)	$801
Add: Depreciation and amortization expense	501	59	(3)	557

Operating profit (loss) before depreciation and amortization(1)	$1,218	$161	$(21)	$1,358

	DIRECTV U.S.	DIRECTV Latin America	Corporate and Other	Total
	(Dollars in Millions)
Six Months Ended:
June 30, 2009
Revenues	$8,842	$1,278	$(1)	$10,119

Operating profit (loss)	$1,049	$114	$(37)	$1,126
Add: Depreciation and amortization expense	1,182	165	(2)	1,345

Operating profit (loss) before depreciation and amortization(1)	$2,231	$279	$(39)	$2,471

June 30, 2008
Revenues	$8,245	$1,153	$—	$9,398

Operating profit (loss)	$1,310	$180	$(32)	$1,458
Add: Depreciation and amortization expense	965	119	(3)	1,081

Operating profit (loss) before depreciation and amortization(1)	$2,275	$299	$(35)	$2,539

(1)
Operating profit (loss) before depreciation and amortization, which is a financial measure that is not determined in accordance with GAAP can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit (loss)." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and Board of

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(concluded)

(Unaudited)

  Directors use operating profit (loss) before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and Board of Directors separately measure and budget for capital expenditures and business acquisitions.

  We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit (loss) before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

        The following represents a reconciliation of operating profit before depreciation and amortization to reported net income on the Consolidated Statements of Operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in Millions)
Operating profit before depreciation and amortization	$1,381	$1,358	$2,471	$2,539
Depreciation and amortization	679	557	1,345	1,081

Operating profit	702	801	1,126	1,458
Interest income	6	21	16	37
Interest expense	(102)	(82)	(203)	(145)
Other, net	54	15	57	18

Income before income taxes	660	755	996	1,368
Income tax expense	(242)	(287)	(366)	(517)

Net income	418	468	630	851
Less: Net income attributable to noncontrolling interest	(11)	(13)	(22)	(25)

Net income attributable to The DIRECTV Group, Inc.	$407	$455	$608	$826

* * *

THE DIRECTV GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS—DECEMBER 31, 2008, 2007 AND 2006

        The following is a discussion of our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annex D. Information in this section is organized as follows:

  •
  Summary Results of Operations and Financial Condition

  •
  Significant Transactions Affecting the Comparability of the Results of Operations

  •
  Key Terminology

  •
  Executive Overview and Outlook

  •
  Results of Operations

  •
  Liquidity and Capital Resources

  •
  Contractual Obligations

  •
  Off-Balance Sheet Arrangements

  •
  Contingencies

  •
  Certain Relationships and Related-Party Transactions

  •
  Critical Accounting Estimates

  •
  Accounting Changes and New Accounting Pronouncements

  •
  Security Ratings

THE DIRECTV GROUP, INC.

SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions, Except Per Share Amounts)
Consolidated Statements of Operations Data:
Revenues	$19,693	$17,246	$14,755
Total operating costs and expenses	16,998	14,760	12,398

Operating profit	2,695	2,486	2,357
Interest income	81	111	146
Interest expense	(360)	(235)	(246)
Other, net	55	26	42

Income from continuing operations before income taxes	2,471	2,388	2,299
Income tax expense	(864)	(943)	(866)

Income from continuing operations	1,607	1,445	1,433
Income from discontinued operations, net of taxes	6	17	—

Net income	1,613	1,462	1,433
Less: Net income attributable to noncontrolling interests	(92)	(11)	(13)

Net income attributable to The DIRECTV Group, Inc	$1,521	$1,451	$1,420

Basic earnings attributable to The DIRECTV Group, Inc. per common share:
Income from continuing operations attributable to The DIRECTV Group, Inc. common shareholders	$1.36	$1.20	$1.13
Income from discontinued operations, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	0.01	0.01	—

Net income attributable to The DIRECTV Group, Inc. common shareholders	$1.37	$1.21	$1.13

Diluted earnings attributable to The DIRECTV Group, Inc. per common share:
Income from continuing operations attributable to The DIRECTV Group, Inc. common shareholders	$1.36	$1.20	$1.12
Income from discontinued operations, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	0.01	0.01	—

Net income attributable to The DIRECTV Group, Inc. common shareholders	$1.37	$1.21	$1.12

Weighted average number of common shares outstanding (in millions)
Basic	1,110	1,195	1,262
Diluted	1,114	1,202	1,270

	December 31,
	2008	2007
	(Dollars in Millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,005	$1,083
Total current assets	4,044	3,146
Total assets	16,539	15,063
Total current liabilities	3,585	3,434
Long-term debt	5,725	3,347
Redeemable noncontrolling interest	325	300
Total stockholders' equity	4,631	6,013

Reference should be made to the notes to the Consolidated Financial Statements.

THE DIRECTV GROUP, INC.
SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION—(continued)

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Other Data:
Operating profit before depreciation and amortization (1)
Operating profit	$2,695	$2,486	$2,357
Add: Depreciation and amortization expense	2,320	1,684	1,034

Operating profit before depreciation and amortization	$5,015	$4,170	$3,391

Operating profit before depreciation and amortization margin	25.5%	24.2%	23.0%
Cash flow information
Net cash provided by operating activities	$3,910	$3,645	$3,162
Net cash used in investing activities	(2,388)	(2,822)	(1,536)
Net cash used in financing activities	(600)	(2,239)	(2,828)
Free cash flow (2)
Net cash provided by operating activities	$3,910	$3,645	$3,162
Less: Cash paid for property and equipment	(2,101)	(2,523)	(1,754)
Less: Cash paid for satellites	(128)	(169)	(222)

Free cash flow	$1,681	$953	$1,186

(1)
Operating profit before depreciation and amortization, which is a financial measure that is not determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and our Board of Directors use operating profit before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for acquired intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and Board of Directors separately measure and budget for capital expenditures and business acquisitions.

We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization expense. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

Operating profit before depreciation and amortization margin is calculated by dividing operating profit before depreciation and amortization by Revenues.

(2)
Free cash flow, which is a financial measure that is not determined in accordance with GAAP, can be calculated by deducting amounts under the captions "Cash paid for property and equipment" and "Cash paid for satellites" from "Net cash provided by operating activities" from the Consolidated Statements of Cash Flows. This financial measure should be used in conjunction with other GAAP financial measures and is not presented as an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Our management and our Board of Directors use free cash flow to evaluate the cash generated by our current subscriber base, net of capital expenditures, for the purpose of allocating resources to activities such as adding new subscribers, retaining and upgrading existing subscribers, for additional capital expenditures and other capital investments or transactions and as a measure of performance for incentive compensation purposes. We believe this measure is useful to investors, along with other GAAP measures (such as cash flows from operating and investing activities), to compare our operating performance to other communications, entertainment and media companies. We believe that investors also use current and projected free cash flow to determine the ability of revenues from our current and projected subscriber base to fund required and discretionary spending and to help determine our financial value.

THE DIRECTV GROUP, INC.
SUMMARY RESULTS OF OPERATIONS AND FINANCIAL CONDITION—(concluded)

Selected Segment Data

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
DIRECTV U.S.
Revenues	$17,310	$15,527	$13,744

% of total revenues	87.9%	90.0%	93.1%
Operating profit	$2,330	$2,402	$2,348
Add: Depreciation and amortization expense	2,061	1,448	873

Operating profit before depreciation and amortization	$4,391	$3,850	$3,221

Operating profit margin	13.5%	15.5%	17.1%
Operating profit before depreciation and amortization margin	25.4%	24.8%	23.4%
Segment assets	$12,546	$12,297	$11,687
Capital expenditures	1,765	2,326	1,798
DIRECTV Latin America
Revenues	$2,383	$1,719	$1,013

% of total revenues	12.1%	10.0%	6.9%
Operating profit	$426	$159	$79
Add: Depreciation and amortization expense	264	235	165

Operating profit before depreciation and amortization	$690	$394	$244

Operating profit margin	17.9%	9.2%	7.8%
Operating profit before depreciation and amortization margin	29.0%	22.9%	24.1%
Segment assets	$3,301	$2,456	$2,001
Capital expenditures	447	336	178
Corporate and Other
Revenues	—	—	$(2)

Operating loss	$(61)	$(75)	$(70)
Add: Depreciation and amortization expense	(5)	1	(4)

Operating loss before depreciation and amortization	$(66)	$(74)	$(74)

Segment assets	$692	$310	$1,453
Capital expenditures	17	30	—
Total
Revenues	$19,693	$17,246	$14,755

Operating profit	$2,695	$2,486	$2,357
Add: Depreciation and amortization expense	2,320	1,684	1,034

Operating profit before depreciation and amortization	$5,015	$4,170	$3,391

Operating profit margin	13.7%	14.4%	16.0%
Operating profit before depreciation and amortization margin	25.5%	24.2%	23.0%
Total assets	$16,539	$15,063	$15,141
Capital expenditures	2,229	2,692	1,976

THE DIRECTV GROUP, INC.

SIGNIFICANT TRANSACTIONS AFFECTING THE COMPARABILITY OF THE RESULTS OF OPERATIONS

Acquisitions

        180 Connect.    On July 8, 2008, we acquired 100% of 180 Connect's outstanding common stock and exchangeable shares. Simultaneously, in a separate transaction, UniTek USA, LLC acquired 100% of 180 Connect's cable service operating unit and operations in certain of our installation services markets in exchange for satellite installation operations in certain markets and $7 million in cash. These transactions provide us with control over a significant portion of DIRECTV U.S.' home service provider network. We paid $91 million in cash, net of the $7 million we received from UniTek USA, for the acquisition, including the equity purchase price, repayment of assumed debt and related transaction costs.

        Darlene Transaction.    On January 30, 2007, we acquired Darlene's 14% equity interest in DLA LLC for $325 million in cash and resolved all outstanding disputes with Darlene. We accounted for this acquisition using the purchase method of accounting.

        Sky Transactions.    During 2006, we completed the last in a series of transactions that were agreed in October 2004 with News Corporation, Televisa, Globo and Liberty Media International, which we refer to as the Sky Transactions. These transactions were completed as follows:

  •
  On August 23, 2006, we completed the merger of our Brazil business, Galaxy Brasil Ltda., or GLB, with Sky Brazil and completed the purchase of News Corporation's and Liberty Media International's interests in Sky Brazil. We accounted for the Sky Brazil acquisition using the purchase method of accounting, and began consolidating the results of Sky Brazil from the date of acquisition. We also accounted for the reduction of our interest in GLB resulting from the merger as a partial sale which resulted in us recording a one-time pre-tax gain during the year ended December 31, 2006 of approximately $61 million in total operating costs and expenses.

  •
  On February 16, 2006, we completed the acquisition of our equity interest in Sky Mexico, which included the acquisition of an equity interest in Sky Mexico in exchange for the sale of our DIRECTV Mexico subscribers to Sky Mexico and the acquisition of News Corporation's and Liberty Media International's equity interests in Sky Mexico for $373 million in cash. As a result of this transaction, we recorded gains of $57 million during the year ended December 31, 2006 in total operating costs and expenses.

    DIRECTV Mexico ceased operations in 2005 upon completion of the migration of its subscribers to Sky Mexico.

        As a result of the Darlene and Sky transactions, we own 100% of PanAmericana, 74% of Sky Brazil, and 41% of Sky Mexico. Globo owns the other 26% of Sky Brazil and Televisa owns the other 59% of Sky Mexico. The results of PanAmericana and Sky Brazil are consolidated in our results. We account for our 41% interest in Sky Mexico under the equity method of accounting.

Divestiture

        Hughes Network Systems.    In January 2006, we completed the sale of our 50% interest in Hughes Network Systems LLC, or HNS LLC, to SkyTerra, and resolved a working capital adjustment from the prior transaction, in exchange for $110 million in cash, which resulted in our recording in the first quarter of 2006 a gain of $14 million related to the sale in "Other, net" in the Consolidated Statements of Operations.

THE DIRECTV GROUP, INC.

Other Developments

        In addition to the items described above, the following items had a significant effect on the comparability of our operating results and financial position as of and for the years ended December 31, 2008, 2007 and 2006:

        Lease Program.    On March 1, 2006, DIRECTV U.S. introduced a new set-top receiver lease program. Prior to March 1, 2006, we expensed most set-top receivers provided to new and existing DIRECTV U.S. subscribers upon activation as a subscriber acquisition or upgrade and retention cost in the Consolidated Statements of Operations. Subsequent to the introduction of our lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the set-top receivers in "Property and equipment, net" in the Consolidated Balance Sheets.

        The following table sets forth the amount of DIRECTV U.S. set-top receivers we capitalized, and depreciation expense we recorded, under the lease program for the years ended December 31:

Capitalized subscriber leased equipment:	2008	2007	2006
	(Dollars in Millions)
Subscriber leased equipment—subscriber acquisitions	$599	$762	$599
Subscriber leased equipment—upgrade and retention	537	774	473

Total subscriber leased equipment capitalized	$1,136	$1,536	$1,072

Depreciation expense—subscriber leased equipment	$1,100	$645	$147

        Financing Transactions.    In May 2008, DIRECTV U.S. issued $1.5 billion in senior notes and amended its senior secured credit facility to include a new $1.0 billion Term Loan C. The senior notes bear interest at a rate of 7.625% and the principal balance is due in May 2016. The Term Loan C currently bears interest at a rate of 5.25% and was issued at a 1% discount. Principal payments on the Term Loan C began on September 30, 2008. The principal is payable in installments with the final installment due in April 2013.

        Share Repurchase Program.    During 2006, 2007 and 2008 our Board of Directors approved multiple authorizations for the repurchase of a total of $8.2 billion of our common stock, including a $3 billion authorization in May 2008 that was completed in December 2008. Subsequent to December 31, 2008, our Board of Directors authorized the repurchase of an additional $2 billion of our common stock.

        The following table sets forth information regarding shares repurchased and retired for the years ended December 31:

	2008	2007	2006
	(Amounts in Millions, Except Per Share Amounts)
Total cost of repurchased and retired shares	$3,174	$2,025	$2,977
Average price per share	24.12	23.48	16.16
Number of shares repurchased and retired	131	86	184

KEY TERMINOLOGY

        Revenues.    We earn revenues mostly from monthly fees we charge subscribers for subscriptions to basic and premium channel programming, HD programming and access fees, pay-per-view programming, and seasonal and live sporting events. We also earn revenues from monthly fees that we charge subscribers with multiple non-leased set-top receivers (which we refer to as mirroring fees), monthly fees we charge subscribers for leased set-top receivers, monthly fees we charge subscribers for

THE DIRECTV GROUP, INC.

digital video recorder, or DVR, service, hardware revenues from subscribers who lease or purchase set-top receivers from us, our published programming guide, warranty service fees and advertising services.

        Broadcast Programming and Other.    These costs primarily include license fees for subscription service programming, pay-per-view programming, live sports and other events. Other costs include expenses associated with the publication and distribution of our programming guide, continuing service fees paid to third parties for active subscribers, warranty service costs and production costs for on-air advertisements we sell to third parties.

        Subscriber Service Expenses.    Subscriber service expenses include the costs of customer call centers, billing, remittance processing and certain home services expenses, such as in-home repair costs.

        Broadcast Operations Expenses.    These expenses include broadcast center operating costs, signal transmission expenses (including costs of collecting signals for our local channel offerings), and costs of monitoring, maintaining and insuring our satellites. Also included are engineering expenses associated with deterring theft of our signal.

        Subscriber Acquisition Costs.    These costs include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, telcos, and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers. Set-top receivers leased to new subscribers are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for subscriber acquisitions is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

        Upgrade and Retention Costs.    The majority of upgrade and retention costs are associated with upgrade efforts for existing subscribers that we believe will result in higher average monthly revenue per subscriber, or ARPU, and lower churn. Our upgrade efforts include subscriber equipment upgrade programs for DVR, HD and HD DVR receivers and local channels, our multiple set-top receiver offer and similar initiatives. Retention costs also include the costs of installing and providing hardware under our movers program for subscribers relocating to a new residence. Set-top receivers leased to existing subscribers under upgrade and retention programs are capitalized in "Property and equipment, net" in the Consolidated Balance Sheets and depreciated over their useful lives. The amount of set-top receivers capitalized each period for upgrade and retention programs is included in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

        General and Administrative Expenses.    General and administrative expenses include departmental costs for legal, administrative services, finance, marketing and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets.

        Average Monthly Revenue Per Subscriber.    We calculate ARPU by dividing average monthly revenues for the period (total revenues during the period divided by the number of months in the period) by average subscribers for the period. We calculate average subscribers for the period by adding the number of subscribers as of the beginning of the period and for each quarter end in the current year or period and dividing by the sum of the number of quarters in the period plus one.

        Average Monthly Subscriber Churn.    Average monthly subscriber churn represents the number of subscribers whose service is disconnected, expressed as a percentage of the average total number of subscribers. We calculate average monthly subscriber churn by dividing the average monthly number of

THE DIRECTV GROUP, INC.

disconnected subscribers for the period (total subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average subscribers for the period.

        Subscriber Count.    The total number of subscribers represents the total number of subscribers actively subscribing to our service, including seasonal subscribers, subscribers who are in the process of relocating and commercial equivalent viewing units. In March 2008, we implemented a change in DIRECTV U.S.' commercial pricing and packaging to increase our competitiveness. As a result, during the first quarter of 2008, DIRECTV U.S. made a one-time downward adjustment to the subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units.

        SAC.    We calculate SAC, which represents total subscriber acquisition costs stated on a per subscriber basis, by dividing total subscriber acquisition costs for the period by the number of gross new subscribers acquired during the period. We calculate total subscriber acquisition costs for the period by adding together "Subscriber acquisition costs" expensed during the period and the amount of cash paid for equipment leased to new subscribers during the period.

EXECUTIVE OVERVIEW AND OUTLOOK

        The United States and the other countries in which we operate are currently undergoing a period of substantial economic uncertainty. A more severe downturn in economic activity could have a detrimental impact on our forecasted revenue, operating margins, net subscriber additions, free cash flow and net income. Please refer to "Risk Factors" in Item 1A of our Annual Report on Form 10-K for a further discussion of risks which may affect forecasted results or our business generally.

DIRECTV U.S. Segment

        The following discussion of revenues and operating results relates to DIRECTV U.S., which generates 88% of our revenues.

        Revenues.    In 2008, DIRECTV U.S. revenues increased by 11.5% due to a larger subscriber base and a 6.1% increase in ARPU. In 2009, we anticipate revenues will increase in the high single-digit percentage range due to an increase in total subscribers and ARPU growth of about 4%. ARPU increases are expected to be driven primarily by price increases and the higher penetration of advanced products but will be lower than in 2008 due to the ongoing impact of more competitive promotions offered to both new and existing customers, as well as lower revenues in 2009 from the completion of the lease of one of our backup satellites in early 2009. After accounting for churn, our net new subscriber additions in 2008 were 861,000 which increased our total subscriber base by 5.1% to 17.6 million customers. In 2009, we expect net new subscriber additions to approximate the net new subscriber additions in 2008 due to increased gross additions offset by higher subscriber disconnections.

        Operating Results.    In 2008, DIRECTV U.S. operating profit before depreciation and amortization increased 14.1% to $4,391 million and operating profit before depreciation and amortization margin improved from 24.8% in 2007 to 25.4% in 2008. These increases were primarily due to the gross profit generated from the higher revenues, partially offset by higher subscriber acquisition and upgrade and retention costs for the increased number of new and existing customers adding HD and DVR services, as well as increased general and administrative costs.

        In 2009 for DIRECTV U.S. we expect a modest increase in both operating profit before depreciation and amortization and operating profit before depreciation and amortization margin over the 2008 results. These improvements are anticipated to be due to the expected increase in revenues, partially offset by modest increases in certain of our significant cost categories.

THE DIRECTV GROUP, INC.

        DIRECTV U.S. operating profit decreased 3.0% to $2,330 million in 2008 primarily due to the increase in depreciation and amortization expense from the set-top receiver lease program, partially offset by increased operating profits before depreciation and amortization. Operating profit in 2009 is expected to increase as the anticipated higher operating profit before depreciation and amortization is expected to be only partially offset by higher depreciation and amortization expense resulting from the set-top receiver lease program.

The DIRECTV Group

        Free Cash Flow.    In 2008, The DIRECTV Group generated $1,681 million of free cash flow, defined as net cash provided by operating activities less cash paid for property and satellites. During 2009, we expect continued free cash flow growth primarily as a result of the anticipated increase in operating profit before depreciation and amortization.

        Earnings per Share.    In 2008, The DIRECTV Group generated basic and diluted earnings per common share of $1.37. During 2009, we expect basic and diluted earnings per common share to increase by at least 15% as the anticipated improvement in operating profit and repurchase of $2.0 billion of our common stock pursuant to the additional share repurchase program announced in January 2009, is expected to be partially offset by higher net interest and income tax expense.

RESULTS OF OPERATIONS

Year Ended December 31, 2008 Compared with the Year Ended December 31, 2007

Consolidated Results of Operations

        Revenues.    The following table presents our revenues by segment:

Revenues by segment:			Change
	2008	2007	$	%
	(Dollars in Millions)
DIRECTV U.S.	$17,310	$15,527	$1,783	11.5%
DIRECTV Latin America	2,383	1,719	664	38.6%

Total Revenues	$19,693	$17,246	$2,447	14.2%

        The increase in our total revenues was due to higher ARPU and subscriber growth at DIRECTV U.S. and DIRECTV Latin America. We discuss these changes for each of our segments in more detail below.

        Operating profit before depreciation and amortization.    The following table presents our operating profit (loss) before depreciation and amortization by segment:

Operating profit (loss) before depreciation and amortization by segment:
			Change
	2008	2007	$	%
	(Dollars in Millions)
DIRECTV U.S.	$4,391	$3,850	$541	14.1%
DIRECTV Latin America	690	394	296	75.1%
Corporate and Other	(66)	(74)	8	(10.8)%

Total operating profit before depreciation and amortization	$5,015	$4,170	$845	20.3%

THE DIRECTV GROUP, INC.

        The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, partially offset by higher subscriber acquisition, upgrade and retention and general and administrative costs at both DIRECTV U.S. and DIRECTV Latin America. We discuss the changes for each of our segments in more detail below.

        Operating profit.    The following table presents our operating profit (loss) by segment:

Operating profit (loss) by segment:			Change
	2008	2007	$	%
	(Dollars in Millions)
DIRECTV U.S.	$2,330	$2,402	$(72)	(3.0)%
DIRECTV Latin America	426	159	267	167.9%
Corporate and Other	(61)	(75)	14	(18.7)%

Total operating profit	$2,695	$2,486	$209	8.4%

        The increase in our operating profit was primarily due to increased operating profit before depreciation and amortization, partially offset by the increase in depreciation and amortization expense due to the DIRECTV U.S. lease program. We discuss these changes for each of our segments in more detail below.

        Interest income.    The decrease in interest income to $81 million in 2008 from $111 million in 2007 was due to lower interest rates and lower average cash balances due mostly to the use of cash to fund our share repurchase program.

        Interest expense.    The increase in interest expense from $235 million in 2007 to $360 million in 2008 was due to an increase in the average debt balance compared to 2007 and lower capitalization of interest cost in 2008. We capitalized $18 million of interest costs in 2008 and $51 million in 2007. The reduction in the capitalization of interest costs was due to the successful completion and launch of two satellites.

        Other, net.    The significant components of "Other, net" were as follows:

	2008	2007	Change
	(Dollars in Millions)
Equity in earnings of unconsolidated subsidiaries	$55	$35	$20
Net gain (loss) from sale of investments	1	(6)	7
Other	(1)	(3)	2

Total	$55	$26	$29

        Income Tax Expense.    We recognized income tax expense of $864 million in 2008 compared to $943 million in 2007. The lower income tax expense in 2008 is primarily attributable to foreign earnings taxed at less than our domestic statutory rates, a partial reversal of a valuation allowance on deferred tax assets of foreign subsidiaries as a result of recent profitability and recognition of tax credits due to state tax legislation.

        Net income attributable to noncontrolling interests.    We recognized net income attributable to noncontrolling interests of subsidiaries of $92 million in 2008 and $11 million in 2007 primarily from Sky Brazil. Net income attributable to noncontrolling interests in 2008 increased due to higher net income and $23 million from the partial reversal of a valuation allowance on deferred tax assets at Sky Brazil attributable to the noncontrolling interest holder.

THE DIRECTV GROUP, INC.

        Income from discontinued operations, net of taxes.    During 2008, we recorded a net $6 million adjustment as a result of the expiration of the statute of limitations in the federal jurisdiction offset by the write-off of foreign incentive income tax benefits related to previously divested businesses. During 2007, we recorded a $17 million reduction to our unrecognized tax benefits as a result of a settlement of a foreign withholding dispute from a previously divested business.

DIRECTV U.S. Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

			Change
	2008	2007	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$17,310	$15,527	$1,783	11.5%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	7,424	6,681	743	11.1%
Subscriber service expenses	1,139	1,137	2	0.2%
Broadcast operations expenses	265	216	49	22.7%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	2,191	1,901	290	15.3%
Upgrade and retention costs	1,027	958	69	7.2%
General and administrative expenses	873	784	89	11.4%
Depreciation and amortization expense	2,061	1,448	613	42.3%

Total operating costs and expenses	14,980	13,125	1,855	14.1%

Operating profit	$2,330	$2,402	$(72)	(3.0)%

Other data:
Operating profit before depreciation and amortization	$4,391	$3,850	$541	14.1%
Total number of subscribers (000's)(1)	17,621	16,831	790	4.7%
ARPU	$83.90	$79.05	$4.85	6.1%
Average monthly subscriber churn %	1.47%	1.51%	—	(2.6)%
Gross subscriber additions (000's)	3,904	3,847	57	1.5%
Subscriber disconnections (000's)	3,043	2,969	74	2.5%
Net subscriber additions (000's)	861	878	(17)	(1.9)%
Average subscriber acquisition costs—per subscriber (SAC)	$715	$692	$23	3.3%

(1)
As discussed above in "Key Terminology," during 2008, we had a one-time downward adjustment to our subscriber count of approximately 71,000 subscribers related to commercial equivalent viewing units. This adjustment did not affect our revenue, operating profit, cash flows, net subscriber additions or average monthly subscriber churn.

        Subscribers.    In 2008, gross subscriber additions increased primarily due to growth in the direct sales and retail distribution channels due in large part to more attractive promotions and higher demand for HD and DVR services, partially offset by the loss of a distribution relationship with BellSouth during the last three quarters of 2008. Average monthly subscriber churn decreased primarily

THE DIRECTV GROUP, INC.

due to increased sales of HD and DVR services as well as from lower involuntary churn associated with the continued effect of stringent credit policies. Net subscriber additions declined slightly from 2007 as the increase in gross additions was offset by higher subscriber disconnections.

        Revenues.    DIRECTV U.S.' revenues increased as a result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR service fees, and an increase in lease fees due to higher average number of receivers per subscriber, partially offset by more competitive customer promotions and slightly lower upfront equipment fees.

        Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues, partially offset by higher subscriber acquisition, upgrade and retention costs for the increased number of new and existing customers adding HD and DVR services, as well as increased general and administrative costs.

        Broadcast programming and other costs increased due to annual program supplier rate increases and the larger number of subscribers in 2008. Subscriber service expenses remained essentially flat with a larger subscriber base in 2008 due to the cost savings from a decline in customer call volume and a lower call handle time. Broadcast operations expense increased in 2008 due primarily to costs to support advanced services, HD enhancements and video-on-demand.

        Subscriber acquisition costs increased due to higher sales, marketing and advertising costs and higher costs associated with the acquisition of higher quality and advanced product customers. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased due to higher sales, marketing and advertising costs and higher costs associated with the acquisition of higher quality and advanced product customers, partially offset by lower set-top receiver costs.

        Upgrade and retention costs increased in 2008 due to an increase in the movers program and other marketing programs.

        General and administrative expenses increased in 2008 primarily due to a $25 million one-time gain recognized in the second quarter of 2007 related to hurricane insurance recoveries, a $14 million charge in 2008 for the write-off of accounts receivable for equipment and other costs incurred to effect the orderly transition of services from one of our home service providers that ceased operations, $24 million in charges associated with the settlement of multiple legal proceedings and an increase in labor and benefit costs.

        Operating profit.    The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense in 2008 resulting from the capitalization of set-top receivers under the lease program.

THE DIRECTV GROUP, INC.

DIRECTV Latin America Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

			Change
	2008	2007	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$2,383	$1,719	$664	38.6%
Operating profit before depreciation and amortization	690	394	296	75.1%
Operating profit	426	159	267	167.9%
Other data:
ARPU	$55.07	$48.33	$6.74	13.9%
Average monthly subscriber churn %	1.78%	1.38%	—	29.0%
Total number of subscribers (000's)(1)	3,883	3,279	604	18.4%
Gross subscriber additions (000's)	1,393	1,080	313	29.0%
Net subscriber additions (000's)	623	588	35	6.0%

(1)
DIRECTV Latin America subscriber data exclude subscribers of the Sky Mexico platform. Net subscriber additions as well as churn exclude the effect of the migration of approximately 19,000 subscribers from Central America to Sky Mexico in 2008 and approximately 20,000 in 2007.

        The increase in net subscriber additions was due to higher gross subscriber additions mainly in Brazil, Argentina and Venezuela, partially offset by higher churn of 1.78% in the region. The increase in churn was due to two downward subscriber adjustments totaling 78,000 subscribers in Sky Brazil as a result of the inconsistent application of churn policies in previous periods and the completion of the Sky Brazil and DIRECTV Brazil business integration. Excluding these subscriber adjustments in the current year, churn would have been 1.58%, which is higher than the prior year period primarily due to increased competition, higher churn in our prepaid business and a more challenging macroeconomic environment.

        Revenues increased in 2008 primarily due to strong subscriber and ARPU growth. ARPU increased mainly due to favorable exchange rates in Brazil in the first three quarters of 2008, as well as strong ARPU growth in PanAmericana, particularly in Venezuela and Argentina.

        The higher operating profit before depreciation and amortization is primarily due to the gross profit generated from the higher revenues, partially offset by an increase in subscriber acquisition costs mostly due to the 29% increase in gross additions, higher general and administrative expense due primarily to $29 million in currency related transaction fees in Venezuela and increased costs related to foreign currency exchange rate appreciation.

        The higher operating profit was primarily due to the increase in operating profit before depreciation and amortization partially offset by higher depreciation and amortization expense.

Corporate and Other

        Operating loss from Corporate and Other decreased to $61 million in 2008 from $75 million in 2007.

THE DIRECTV GROUP, INC.

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

Consolidated Results of Operations

        Revenues.    The following table presents our revenues by segment:

Revenues by segment:			Change
	2007	2006	$	%
	(Dollars in Millions)
DIRECTV U.S.	$15,527	$13,744	$1,783	13.0%
DIRECTV Latin America	1,719	1,013	706	69.7%
Corporate and Other	—	(2)	2	(100.0)%

Total Revenues	$17,246	$14,755	$2,491	16.9%

        The increase in our total revenues was due to higher ARPU and subscriber growth at DIRECTV U.S. and DIRECTV Latin America, as well as the acquisition of Sky Brazil in August 2006. We discuss these changes for each of our segments in more detail below.

        Operating profit before depreciation and amortization.    The following table presents our operating profit (loss) before depreciation and amortization by segment:

Operating profit (loss) before depreciation and amortization by segment:
			Change
	2007	2006	$	%
	(Dollars in Millions)
DIRECTV U.S.	$3,850	$3,221	$629	19.5%
DIRECTV Latin America	394	244	150	61.5%
Corporate and Other	(74)	(74)	—	—

Total operating profit before depreciation and amortization	$4,170	$3,391	$779	23.0%

        The increase in total operating profit before depreciation and amortization was due to higher gross profit from the increase in revenues, the implementation of the DIRECTV U.S. lease program in March 2006 and the acquisition of Sky Brazil in August 2006, partially offset by higher subscriber acquisition and upgrade and retention costs at DIRECTV U.S. due to an increased number of new and existing subscribers adding HD and DVR services and gains totaling $118 million for the completion of the Sky Mexico and Sky Brazil transactions in 2006. We discuss these changes for each of our segments in more detail below.

THE DIRECTV GROUP, INC.

        Operating profit.    The following table presents our operating profit (loss) by segment:

Operating profit (loss) by segment:			Change
	2007	2006	$	%
	(Dollars in Millions)
DIRECTV U.S.	$2,402	$2,348	$54	2.3%
DIRECTV Latin America	159	79	80	101.3%
Corporate and Other	(75)	(70)	(5)	7.1%

Total operating profit	$2,486	$2,357	$129	5.5%

        The increase in our operating profit was primarily due to the increase in operating profits before depreciation and amortization, partially offset by higher depreciation and amortization expense due to the DIRECTV U.S. lease program and the acquisition of Sky Brazil. We discuss these changes for each of our segments in more detail below.

        Interest income.    The decrease in interest income from $146 million in 2006 to $111 million in 2007 was due to lower average cash and short-term investment balances due mostly from the use of cash to fund the share repurchase programs.

        Other, net.    The significant components of "Other, net" were as follows:

	2007	2006	Change
	(Dollars in Millions)
Equity in earnings of unconsolidated subsidiaries	$35	$27	$8
Net gain (loss) from sale of investments	(6)	14	(20)
Other	(3)	1	(4)

Total	$26	$42	$(16)

        Income Tax Expense.    We recognized income tax expense of $943 million in 2007 compared to $866 million in 2006. The change in income tax expense was primarily attributable to the change in income from continuing operations before income taxes and accrued interest associated with unrecognized tax benefits. The 2006 income tax expense also reflects a tax benefit from the write-off of an investment in a foreign entity.

        Income from discontinued operations.    As a result of a favorable tax settlement, which we discuss in Note 19 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D, we recorded a $17 million gain in "Income from discontinued operations, net of taxes" in our Consolidated Statements of Operations.

THE DIRECTV GROUP, INC.

DIRECTV U.S. Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV U.S. segment:

			Change
	2007	2006	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$15,527	$13,744	$1,783	13.0%
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	6,681	5,830	851	14.6%
Subscriber service expenses	1,137	1,057	80	7.6%
Broadcast operations expenses	216	179	37	20.7%
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	1,901	1,844	57	3.1%
Upgrade and retention costs	958	852	106	12.4%
General and administrative expenses	784	761	23	3.0%
Depreciation and amortization expense	1,448	873	575	65.9%

Total operating costs and expenses	13,125	11,396	1,729	15.2%

Operating profit	$2,402	$2,348	$54	2.3%

Other data:
Operating profit before depreciation and amortization	$3,850	$3,221	$629	19.5%
Total number of subscribers (000's)	16,831	15,953	878	5.5%
ARPU	$79.05	$73.74	$5.31	7.2%
Average monthly subscriber churn %	1.51%	1.60%	—	(5.6)%
Gross subscriber additions (000's)	3,847	3,809	38	1.0%
Subscriber disconnections (000's)	2,969	2,989	(20)	(0.7%)
Net subscriber additions (000's)	878	820	58	7.1%
Average subscriber acquisition costs—per subscriber (SAC)	$692	$641	$51	8.0%

        Subscribers.    In 2007, gross subscriber additions increased due to higher demand for HD and DVR services, partially offset by the effect of more stringent credit policies. Average monthly subscriber churn decreased primarily due to increased sales of HD and DVR services as well as the effect of more stringent credit policies. Net subscriber additions increased due to the higher gross subscriber additions and lower average monthly subscriber churn.

        Revenues.    DIRECTV U.S.' revenues increased as a result of higher ARPU and the larger subscriber base. The increase in ARPU resulted primarily from price increases on programming packages, higher HD and DVR equipment and service fees, and an increase in lease fees due to higher average number of receivers per subscriber.

        Operating profit before depreciation and amortization.    The improvement of operating profit before depreciation and amortization was primarily due to the gross profit generated from the higher revenues and the increase in the amount of set-top receivers capitalized in 2007 under the lease program implemented on March 1, 2006, partially offset by higher subscriber acquisition, upgrade and retention costs for the increased number of new and existing customers adding HD and DVR services.

THE DIRECTV GROUP, INC.

        Broadcast programming and other costs increased due to annual program supplier rate increases and the larger number of subscribers in 2007. Subscriber service expenses increased due to the larger subscriber base in 2007. Broadcast operations expense increased in 2007 due primarily to costs to support new HD local channel markets.

        Subscriber acquisition costs increased due to higher advertising and direct sales marketing costs as well as higher costs associated with the increase in subscribers taking advanced products in 2007. This increase was partially offset by $159 million of higher costs in 2006 related to set-top receivers being expensed prior to the implementation of the lease program on March 1, 2006, after which most set-top receivers were capitalized as well as lower set-top receiver costs. SAC per subscriber, which includes the cost of capitalized set-top receivers, increased due to higher direct sales marketing and advertising costs and higher costs associated with the increase in subscribers taking HD and DVR services, partially offset by lower set-top receiver costs.

        Upgrade and retention costs increased in 2007 due to higher volume of subscribers upgrading to HD and DVR services, partially offset by $115 million of higher costs in 2006 related to set-top receivers being expensed prior to the implementation of the lease program and lower set-top receiver costs.

        General and administrative expenses increased in 2007 due to higher labor, employee benefit, and legal costs, partially offset by a $10 million reduction in bad debt expense compared to 2006.

        Operating profit.    The increase in operating profit was primarily due to higher operating profit before depreciation and amortization, partially offset by higher depreciation and amortization expense in 2007 resulting from the capitalization of set-top receivers under the lease program.

DIRECTV Latin America Segment

        The following table provides operating results and a summary of key subscriber data for the DIRECTV Latin America segment:

			Change
	2007	2006	$	%
	(Dollars in Millions, Except Per Subscriber Amounts)
Revenues	$1,719	$1,013	$706	69.7%
Operating profit before depreciation and amortization	394	244	150	61.5%
Operating profit (loss)	159	79	80	101.3%
Other data:
ARPU	$48.33	$41.71	$6.62	15.9%
Average monthly subscriber churn %	1.38%	1.46%	—	(5.5)%
Total number of subscribers (000's) (1)	3,279	2,711	568	21.0%
Gross subscriber additions (000's)	1,080	1,471	(391)	NM*
Net subscriber additions (000's)	588	1,118	(530)	NM
Net subscriber additions (excluding the Sky Brazil acquisition) (000's)	588	249	339	136.1%

*
Percentage not meaningful

(1)
DIRECTV Latin America subscriber data exclude subscribers of the Sky Mexico service. Net subscriber additions as well as churn exclude the effect of the migration of approximately 20,000 subscribers from Central America to Sky Mexico in 2007.

THE DIRECTV GROUP, INC.

        The increase in net subscriber additions, excluding the Sky Brazil acquisition in 2006, was primarily due to subscriber growth in Brazil, Argentina, Venezuela and Colombia, as well as a decrease in churn in Brazil and Venezuela.

        The increase in revenues primarily resulted from a $527 million increase in revenue in Brazil primarily due to the acquisition of Sky Brazil in August 2006, higher ARPU and favorable exchange rates, as well as subscriber and ARPU growth in PanAmericana.

        The higher operating profit before depreciation and amortization is primarily due to the gross profit generated by the increase in revenues, partially offset by gains totaling $118 million for the completion of the Sky Mexico and Sky Brazil transactions in 2006 and the increase in costs from the addition of Sky Brazil.

        The higher operating profit was primarily due to the increase in operating profit before depreciation and amortization partially offset by higher depreciation and amortization expense resulting from the Darlene and Sky Brazil transactions.

Corporate and Other

        Operating loss from Corporate and Other increased to $75 million in 2007 from $70 million in 2006.

LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity are our cash, cash equivalents and the cash flow that we generate from our operations. From 2006 to 2008 we experienced significant growth in net cash provided by operating activities and free cash flow. We expect net cash provided by operating activities and free cash flow to continue to grow and believe that our existing cash balances and cash provided by operations will be sufficient to fund our existing business plan. Additionally, as of December 31, 2008, DIRECTV U.S. had the ability to borrow up to $500 million under its existing credit facility, which is available until 2011. Borrowings under this facility may be required to fund strategic investment opportunities should they arise.

        At December 31, 2008, our cash and cash equivalents totaled $2.0 billion compared with $1.1 billion at December 31, 2007.

        As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) was 1.13 at December 31, 2008 and 0.92 at December 31, 2007. Working capital increased by $747 million to $459 million at December 31, 2008 from working capital deficit of $288 million at December 31, 2007. The increase during the period was mostly due to the increase in our cash and cash equivalent balances resulting from the changes discussed below.

THE DIRECTV GROUP, INC.

Summary Cash Flow Information

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Net cash provided by operating activities	$3,910	$3,645	$3,162
Net cash used in investing activities	(2,388)	(2,822)	(1,536)
Net cash used in financing activities	(600)	(2,239)	(2,828)
Free cash flow:
Net cash provided by operating activities	$3,910	$3,645	$3,162
Less: Cash paid for property, equipment and satellites	(2,229)	(2,692)	(1,976)

Free cash flow	$1,681	$953	$1,186

Cash Flows Provided By Operating Activities

        The increases in net cash provided by operating activities in 2008 and 2007 were primarily due to our higher operating profit before depreciation and amortization, which resulted from the higher gross profit generated from an increase in revenues. These increases were partially offset by an increase in cash paid for income taxes, which was $706 million in 2008, $408 million in 2007 and $30 million in 2006. The increase in cash paid for income taxes resulted mainly from the use of our NOL and tax credit carryforwards during 2007 and 2006.

Cash Flows Used In Investing Activities

        Beginning March 2006, DIRECTV U.S. introduced a set-top receiver lease program under which most set-top receivers provided to new and existing subscribers are capitalized. Prior to this lease program we expensed the cost of these set-top receivers. As a result of this lease program, our capital expenditures for property and equipment increased from 2006 to 2007. During 2008, we experienced a reduction in set-top receiver costs and benefited from the use of refurbished set-top receivers from the DIRECTV U.S. lease program, which resulted in a reduction in capital expenditures for property and equipment from 2007 to 2008.

        Also at DIRECTV U.S. during 2006, 2007 and 2008, we were in the process of constructing three satellites. We have completed and placed two of these satellites into service, which resulted in decreasing satellite capital expenditures over the three year period. We expect to launch the last of these satellites in 2009. Additionally, our capital expenditures for broadcast facilities and equipment to support our HD programming has decreased from 2006 to 2008 as we have largely completed the build out of the infrastructure necessary to launch HD programming both locally and nationally.

        These decreases in capital expenditures for property and equipment have been offset by an increase in capital expenditures in Latin America for set-top receivers provided to subscribers under lease programs. Part of our business strategy in Latin America is to increase advanced product and multi-box penetrations; therefore, our capital expenditures in Latin America are expected to increase.

        Additionally, we paid $204 million in 2008, $348 million in 2007 and $389 million in 2006 for investments in various companies. These transactions are described in Note 6 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D. Also, in 2007 and 2006, we had cash flows from investing activities resulting from net cash proceeds received from the sale of short-term investments. Our cash spending on investment in companies is discretionary and we may fund strategic investment opportunities should they arise in the future.

THE DIRECTV GROUP, INC.

Cash Flows Used in Financing Activities

        During 2006, 2007 and 2008 our Board of Directors approved, and we completed, the repurchase of a total of $8.2 billion of our common stock as follows: $3,174 million during 2008, $2,025 million during 2007 and $2,977 million during 2006. In January 2009, our Board of Directors authorized an additional $2 billion of share repurchases.

        Additionally, during 2008 we had $2,490 million of net cash proceeds from the issuance of senior notes and borrowings under our senior secured credit facility which were completed in May 2008 as described in Note 8 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D, and a $160 million capital contribution received in connection with the Liberty Transaction described in Note 19 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

Free Cash Flow

        Free cash flow increased in 2008 as compared to 2007 due to an increase in net cash provided by operating activities described above, and the decrease in capital expenditures. The decrease in capital expenditures resulted from lower set-top receiver costs for set-top receivers capitalized under the DIRECTV U.S. lease program and lower capital expenditures for satellite and broadcast facilities and equipment to support HD programming partially offset by increased capital expenditures in Latin America.

        Free cash flow decreased in 2007 compared to 2006 as the increase in net cash provided by operating activities discussed above was more than offset by an increase in capital expenditures for leased set-top receivers. Capital expenditures for leased set-top receivers increased as a result of an increase in the amount of set-top receivers capitalized in 2007 under the DIRECTV U.S. lease program implemented in March 2006.

        During 2009, we expect continued free cash flow growth primarily as a result of the anticipated increase in operating profit before depreciation and amortization.

Debt

        At December 31, 2008, we had $5,833 million in total outstanding borrowings, bearing a weighted average interest rate of 5.7%. Our outstanding borrowings primarily consist of notes payable and amounts borrowed under a senior secured credit facility of DIRECTV U.S. as more fully described in Note 8 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

        Our notes payable and senior secured credit facility and other borrowings mature as follows: $108 million in 2009; $308 million in 2010; $108 million in 2011; $20 million in 2012; $2,796 million in 2013; and $2,500 million thereafter. However, these amounts do not reflect potential prepayments that may be required under DIRECTV U.S.' senior secured credit facility, which could result from a computation that we are required to make each year end under the credit agreement. We were not required to make a prepayment for the years ended December 31, 2008 and 2007.

        Covenants and Restrictions.    The senior secured credit facility requires DIRECTV U.S. to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of its assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit

THE DIRECTV GROUP, INC.

agreement and senior notes indentures. Should DIRECTV U.S. fail to comply with these covenants, all or a portion of its borrowings under the senior notes and senior secured credit facility could become immediately payable and its revolving credit facility could be terminated. At December 31, 2008, DIRECTV U.S. was in compliance with all such covenants and we expect to continue to be in compliance with all covenants in 2009.

        The senior notes and senior secured credit facility also provide that the borrowings may be required to be prepaid if certain change-in-control events occur. In September 2008, Liberty Media became the majority owner of our outstanding common stock. There was no ratings decline for the senior notes associated with that event, and DIRECTV U.S. was not required either to offer to redeem the senior notes pursuant to their respective indentures or to prepay any of the borrowings under the senior secured credit facility.

Contingencies

        As discussed in Note 19 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D, Globo has the right to exchange Sky Brazil shares for cash or our common shares. If Globo exercises this right, we have the option to elect to pay the consideration in cash, shares of our common stock, or a combination of both.

        In addition, we have approximately $97 million of cash on deposit at our Venezuelan subsidiary that is subject to exchange controls that limit our ability to transfer the cash outside of Venezuela. Venezuelan deposits are denominated in bolivars and translated at the official exchange rate. We are currently required to obtain Venezuelan government approval to exchange Venezuelan bolivars into U.S. dollars at the official rate (Bf 2,150). The approval process has been delayed in recent periods and may be delayed further in the future. If so, our Venezuelan subsidiary may be required to rely on a legal parallel exchange process to settle U.S. dollar obligations or to repatriate cash. If the entire Venezuelan cash balance at December 31, 2008 had been exchanged to U.S. dollars based on the parallel market rates, we would have recorded a charge to operating profit, and a reduction in our cash and cash equivalents of approximately $60 million. In 2008, we recognized a charge to operating profit of approximately $29 million in connection with the exchange of Venezuelan currency to U.S. dollars.

        Several factors may affect our ability to fund our operations and commitments that we discuss in "Contractual Obligations", "Off-Balance Sheet Arrangements" and "Contingencies" below. In addition, our future cash flows may be reduced if we experience, among other things, significantly higher subscriber additions than planned, increased subscriber churn or upgrade and retention costs, higher than planned capital expenditures for satellites and broadcast equipment, satellite anomalies or signal theft or if we are required to make a prepayment on our term loans under DIRECTV U.S.' senior secured credit facility. Additionally, DIRECTV U.S.' ability to borrow under the senior secured credit facility is contingent upon DIRECTV U.S. meeting financial and other covenants associated with its facility as more fully described above.

CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of December 31, 2008, including the future periods in which payments are expected. Additional details regarding these obligations are

THE DIRECTV GROUP, INC.

provided in the Notes to the Consolidated Financial Statements in Part II, Item 8 referenced in the table.

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in Millions)
Long-term debt obligations (Note 8) (a)	$7,900	$440	$1,069	$3,373	$3,018
Purchase obligations (Note 19) (b)	3,601	1,308	1,934	336	23
Operating lease obligations (Note 19) (c)	291	51	97	71	72
Capital lease obligations (Note 10)	977	83	157	151	586
Other long-term liabilities reflected on the Consolidated Balance Sheets under GAAP (Note 19) (d) (e)	229	91	138	—	—

Total	$12,998	$1,973	$3,395	$3,931	$3,699

(a)
Long-term debt obligations include interest calculated based on the rates in effect at December 31, 2008, however, the obligations do not reflect potential prepayments that may be required under DIRECTV U.S.' senior secured credit facility, if any, or permitted under its indentures.

(b)
Purchase obligations consist of broadcast programming commitments, satellite construction and launch contracts and service contract commitments. Broadcast programming commitments include guaranteed minimum contractual commitments that are typically based on a minimum number of required subscribers subscribing to the related programming. Actual payments may exceed the minimum payment requirements if the actual number of subscribers subscribing to the related programming exceeds the minimum amounts. Service contract commitments include minimum commitments for the purchase of services that have been outsourced to third parties, such as billing services, telemetry, tracking and control services and broadcast center services. In most cases, actual payments, which are typically based on volume, usually exceed these minimum amounts.

(c)
Certain of the operating leases contain escalation clauses and renewal or purchase options, which we do not consider in the amounts disclosed.

(d)
Other long-term liabilities consist of amounts DIRECTV U.S. owes to the National Rural Telecommunications Cooperative, or NRTC, for the purchase of distribution rights and to the NRTC members that elected the long-term payment option resulting from the NRTC acquisition transactions in 2004, including interest, and satellite contracts.

(e)
Payments due by period for other long-term liabilities reflected on the Consolidated Balance Sheet under GAAP do not include payments that could be made related to our net unrecognized tax benefits liability, which amounted to $207 million as of December 31, 2008. The timing and amount of any future payments is not reasonably estimable, as such payments are dependent on the completion and resolution of examinations with tax authorities. We do not expect a significant payment related to these obligations within the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

        As of December 31, 2008, we were contingently liable under standby letters of credit and bonds in the aggregate amount of $33 million primarily related to insurance deductibles and foreign tax refunds.

THE DIRECTV GROUP, INC.

CONTINGENCIES

        For a discussion of "Contingencies", see Note 19 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        For a discussion of "Certain Relationships and Related-Party Transactions," see Note 16 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

CRITICAL ACCOUNTING ESTIMATES

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect amounts reported. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported for future periods may be affected by changes in those estimates. The following represents what we believe are the critical accounting policies that may involve a higher degree of estimation, judgment and complexity. For a summary of our significant accounting policies, including those discussed below, see Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

        Multi-Year Programming Contracts for Live Sporting Events.    We charge the cost of multi-year programming contracts for live sporting events with minimum guarantee payments, such as DIRECTV U.S.' agreement with the NFL, to expense based on the ratio of each period's contract revenues to the estimated total contract revenues to be earned over the contract period. Management evaluates estimated total contract revenues at least annually. Estimates of forecasted revenues rely on assumptions regarding the number of subscribers to a given sporting events package and the estimated package price throughout the contract. While we base our estimates on past experience and other relevant factors, actual results could differ from our estimates. If actual results were to significantly vary from forecasted amounts, the profit recorded on such contracts in a future period could vary from current rates and the resulting change in profits recorded could be material to our consolidated results of operations.

        Income Taxes.    We must make certain estimates and judgments in determining provisions for income taxes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

        We assess the recoverability of deferred tax assets at each reporting date and where applicable, record a valuation allowance to reduce the total deferred tax asset to an amount that will, more-likely-than-not, be realized in the future. Our assessment includes an analysis of whether deferred tax assets will be realized in the ordinary course of operations based on the available positive and negative evidence, including the scheduling of deferred tax liabilities and forecasted income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment. In the event that actual income from operating activities differs from forecasted amounts, or if we change our estimates of forecasted income from operating activities, we could record additional charges in order to adjust the carrying value of deferred tax assets to their realizable amount. Such charges could be material to our consolidated financial statements.

        In addition, the recognition of a tax benefit for tax positions involves dealing with uncertainties in the application of complex tax regulations. Judgment is required in assessing the future tax

THE DIRECTV GROUP, INC.

consequences of events that have been recognized in our financial statements or tax returns. We provide for taxes for uncertain tax positions where assessments have not been received in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109," or FIN 48. We believe such tax reserves are adequate in relation to the potential for additional assessments. Once established, we adjust these amounts only when more information is available or when an event occurs necessitating a change to the reserves. Future events such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome will result in changes to the amounts provided.

        Contingent Matters.    Determining when, or if, an accrual should be recorded for a contingent matter, including but not limited to legal and tax issues, and the amount of such accrual, if any, requires a significant amount of management judgment and estimation. We develop our judgments and estimates in consultation with outside counsel based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, we could record a charge in a future period that would be material to our consolidated financial statements.

        Depreciable Lives of Leased Set-Top Receivers.    We currently lease most set-top receivers provided to new and existing subscribers and therefore capitalize the cost of those set-top receivers. We depreciate capitalized set-top receivers at DIRECTV U.S. over a three year estimated useful life, which is based on, among other things, management's judgment of the risk of technological obsolescence. Changes in the estimated useful lives of set-top receivers capitalized could result in significant changes to the amounts recorded as depreciation expense. Based on the book value of the DIRECTV U.S. set-top receivers capitalized as of December 31, 2008, if we extended the depreciable life of the set-top receivers by one half of a year, it would result in an approximately $250 million reduction in annual depreciation expense.

        Valuation of Long-Lived Assets.    We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, and other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

        Valuation of Goodwill and Intangible Assets with Indefinite Lives.    We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually in the fourth quarter or more frequently when events and circumstances change that would more likely than not result in an impairment loss. We completed our annual impairment testing during the fourth quarter of 2008, and determined that there was no impairment of goodwill or intangible assets with indefinite lives.

        The goodwill evaluation requires the estimation of the fair value of reporting units where we record goodwill. We determine fair values primarily using estimated cash flows discounted at a rate commensurate with the risk involved, when appropriate. Estimation of future cash flows requires significant judgment about future operating results, and can vary significantly from one evaluation to the next. Risk adjusted discount rates are not fixed and are subject to change over time. As a result, changes in estimated future cash flows and/or changes in discount rates could result in a write-down of

THE DIRECTV GROUP, INC.

goodwill or intangible assets with indefinite lives in a future period which could be material to our consolidated financial statements.

ACCOUNTING CHANGES AND NEW ACCOUNTING PRONOUNCEMENTS

        For a discussion of accounting changes and new accounting pronouncements see Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this Annex D.

SECURITY RATINGS

        Debt ratings by the various rating agencies reflect each agency's opinion of the ability of issuers to repay debt obligations as they come due and expected loss given a default. Ratings in the Baa range for Moody's Investors Service and the BBB range for Standard & Poor's Ratings Services, or S&P, generally indicate adequate current protection of interest payments and principal security, with certain protective elements lacking. Ratings in the Ba range for Moody's and the BB range for S&P, generally indicate moderate protection of interest and principal payments, potentially outweighed by exposure to uncertainties or adverse conditions. In general, lower ratings result in higher borrowing costs. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

        Currently, The DIRECTV Group has the following security rating:

	Long-term Corporate Rating	Outlook
Standard & Poor's	BB	Stable

        Currently, DIRECTV U.S. has the following security ratings:

	Senior Secured	Senior Unsecured	Corporate	Outlook
Standard & Poor's	BBB-	BB	BB	Stable
Moody's	Baa3	Ba3	Ba2	Stable

***

THE DIRECTV GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The DIRECTV Group, Inc.
El Segundo, California

        We have audited the accompanying consolidated balance sheets of The DIRECTV Group, Inc. (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The DIRECTV Group, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 of the Notes to the Consolidated Financial Statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109; effective December 31, 2007, the Company adopted the measurement date provision of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 26, 2009
(May 29, 2009 as to the effects of Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51," as described in Note 2 of the Notes to the Consolidated Financial Statements)

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions, Except Per Share Amounts)
Revenues	$19,693	$17,246	$14,755
Operating costs and expenses
Costs of revenues, exclusive of depreciation and amortization expense
Broadcast programming and other	8,298	7,346	6,201
Subscriber service expenses	1,290	1,240	1,111
Broadcast operations expenses	360	323	286
Selling, general and administrative expenses, exclusive of depreciation and amortization expense
Subscriber acquisition costs	2,429	2,096	1,945
Upgrade and retention costs	1,058	976	870
General and administrative expenses	1,243	1,095	1,069
Gain from disposition of businesses	—	—	(118)
Depreciation and amortization expense	2,320	1,684	1,034

Total operating costs and expenses	16,998	14,760	12,398

Operating profit	2,695	2,486	2,357
Interest income	81	111	146
Interest expense	(360)	(235)	(246)
Other, net	55	26	42

Income from continuing operations before income taxes	2,471	2,388	2,299
Income tax expense	(864)	(943)	(866)

Income from continuing operations	1,607	1,445	1,433
Income from discontinued operations, net of taxes	6	17	—

Net income	1,613	1,462	1,433
Less: Net income attributable to noncontrolling interests	(92)	(11)	(13)

Net income attributable to The DIRECTV Group, Inc.	$1,521	$1,451	$1,420

Basic earnings attributable to The DIRECTV Group, Inc. per common share:
Income from continuing operations attributable to The DIRECTV Group, Inc. common shareholders	$1.36	$1.20	$1.13
Income from discontinued operations, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	0.01	0.01	—

Net income attributable to The DIRECTV Group, Inc. common shareholders	$1.37	$1.21	$1.13

Diluted earnings attributable to The DIRECTV Group, Inc. per common share:
Income from continuing operations attributable to The DIRECTV Group, Inc. common shareholders	$1.36	$1.20	$1.12
Income from discontinued operations, net of taxes attributable to The DIRECTV Group, Inc. common shareholders	0.01	0.01	—

Net income attributable to The DIRECTV Group, Inc. common shareholders	$1.37	$1.21	$1.12

Weighted average number of common shares outstanding (in millions):
Basic	1,110	1,195	1,262
Diluted	1,114	1,202	1,270
Amounts attributable to The DIRECTV Group, Inc. common shareholders:
Income from continuing operations	$1,515	$1,434	$1,420
Income from discontinued operations, net of taxes	6	17	—

Net income	$1,521	$1,451	$1,420

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Dollars in Millions, Except Share Data)
ASSETS
Current assets
Cash and cash equivalents	$2,005	$1,083
Accounts receivable, net	1,423	1,535
Inventories	192	193
Deferred income taxes	68	90
Prepaid expenses and other	356	245

Total current assets	4,044	3,146
Satellites, net	2,476	2,026
Property and equipment, net	4,171	3,807
Goodwill	3,753	3,669
Intangible assets, net	1,172	1,577
Investments and other assets	923	838

Total assets	$16,539	$15,063

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,115	$3,032
Unearned subscriber revenues and deferred credits	362	354
Current portion of long-term debt	108	48

Total current liabilities	3,585	3,434
Long-term debt	5,725	3,347
Deferred income taxes	524	567
Other liabilities and deferred credits	1,749	1,402
Commitments and contingencies
Redeemable noncontrolling interest	325	300
Stockholders' equity
Common stock and additional paid-in capital—$0.01 par value, 3,000,000,000 shares authorized, 1,024,182,043 shares and 1,148,268,203 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	8,318	9,029
Accumulated deficit	(3,559)	(2,995)
Accumulated other comprehensive loss	(128)	(21)

Total stockholders' equity	4,631	6,013

Total liabilities and stockholders' equity	$16,539	$15,063

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Shares	Common Stock and Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss, net of taxes	Noncontrolling Interest	Total Stockholders' Equity	Redeemable Noncontrolling Interest
	(Dollars in Millions, Except Share Data)
Balance at January 1, 2006	1,391,031,989	$10,956	$(3,002)	$(14)	$49	$7,989
Net income			1,420		13	1,433	$—
Stock repurchased and retired	(184,115,524)	(1,452)	(1,525)			(2,977)
Stock options exercised and restricted stock units vested and distributed	19,573,728	257				257
Share-based compensation expense		39				39
Tax benefit from stock option exercises		42				42
Acquisition of Sky Brazil and adjustment to the fair value of redeemable noncontrolling interest		(270)				(270)	270
Other		(6)				(6)
Minimum pension liability adjustment, net of tax				24		24
Adjustment to initially record funded status of defined benefit plans upon adoption of SFAS No. 158, net of tax				(46)		(46)
Foreign currency translation adjustments				2		2
Unrealized losses on securities, net of tax				(14)		(14)

Balance at December 31, 2006	1,226,490,193	9,566	(3,107)	(48)	62	6,473	270
Net Income			1,451			1,451	11
Stock repurchased and retired	(86,173,710)	(692)	(1,333)			(2,025)
Stock options exercised and restricted stock units vested and distributed	7,951,720	118				118
Share-based compensation expense		49				49
Tax benefit from stock option exercises		18				18
Other		(11)				(11)
Purchase of Darlene Investments LLC's interest in DIRECTV Latin America					(62)	(62)
Adjustment to initially record cumulative effect of adopting FIN 48, net of tax			(5)			(5)
Adjustment to record adoption of measurement date provisions of SFAS No. 158, net of tax			(1)			(1)
Adjustment to the fair value of redeemable noncontrolling interest		(19)				(19)	19
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax				16		16
Foreign currency translation adjustments				(1)		(1)
Unrealized gains on securities, net of tax				12		12

Balance at December 31, 2007	1,148,268,203	9,029	(2,995)	(21)	—	6,013	300
Net Income			1,521			1,521	92
Stock repurchased and retired	(131,476,804)	(1,089)	(2,085)			(3,174)
Stock options exercised and restricted stock units vested and distributed	7,390,644	105				105
Share-based compensation expense		51				51
Tax benefit from stock option exercises		15				15
Capital contribution		160				160
Adjustment to the fair value of redeemable noncontrolling interest		67				67	(67)
Other		(20)				(20)
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax				(87)		(87)
Unrealized losses on securities, net of tax				(20)		(20)

Balance at December 31, 2008	1,024,182,043	$8,318	$(3,559)	$(128)	—	$4,631	$325

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Net income	$1,613	$1,462	$1,433
Other comprehensive income (loss):
Minimum pension liability adjustment, net of tax	—	—	24
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of tax	(87)	16	—
Foreign currency translation adjustments	—	(1)	2
Unrealized holding (losses) gains on securities, net of taxes	(20)	12	(14)

Comprehensive income	1,506	1,489	$1,445
Comprehensive income attributable to noncontrolling interests	(92)	(11)	(13)

Comprehensive income attributable to The DIRECTV Group, Inc.	$1,414	$1,478	$1,432

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Cash Flows From Operating Activities
Net income	$1,613	$1,462	$1,433
Income from discontinued operations, net of taxes	(6)	(17)	—

Income from continuing operations	1,607	1,445	1,433
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	2,320	1,684	1,034
Amortization of deferred revenues and deferred credits	(104)	(98)	(41)
Gain from disposition of businesses	—	—	(118)
Dividends received	35	—	—
Deferred income taxes	107	439	765
Other	27	34	10
Change in operating assets and liabilities:
Accounts and notes receivable	95	(166)	(283)
Inventories	18	(45)	139
Prepaid expenses and other	(96)	46	(12)
Accounts payable and accrued liabilities	(23)	255	158
Unearned subscriber revenues and deferred credits	8	72	2
Other, net	(84)	(21)	75

Net cash provided by operating activities	3,910	3,645	3,162

Cash Flows From Investing Activities
Cash paid for property and equipment	(2,101)	(2,523)	(1,754)
Cash paid for satellites	(128)	(169)	(222)
Investment in companies, net of cash acquired	(204)	(348)	(389)
Purchase of short-term investments	—	(588)	(2,517)
Sale of short-term investments	—	748	3,029
Proceeds from sale of investments	—	—	182
Proceeds from collection of notes receivable	—	—	142
Other, net	45	58	(7)

Net cash used in investing activities	(2,388)	(2,822)	(1,536)

Cash Flows From Financing Activities
Cash proceeds from debt issuance	2,490	—	—
Debt issuance costs	(19)	—	—
Repayment of long-term debt	(53)	(220)	(8)
Net increase (decrease) in short-term borrowings	—	2	(2)
Repayment of other long-term obligations	(117)	(121)	(100)
Common shares repurchased and retired	(3,174)	(2,025)	(2,977)
Capital contribution	160	—	—
Stock options exercised	105	118	257
Excess tax benefit from share-based compensation	8	7	2

Net cash used in financing activities	(600)	(2,239)	(2,828)

Net increase (decrease) in cash and cash equivalents	922	(1,416)	(1,202)
Cash and cash equivalents at beginning of the year	1,083	2,499	3,701

Cash and cash equivalents at end of the year	$2,005	$1,083	$2,499

Supplemental Cash Flow Information
Cash paid for interest	$334	$230	$243
Cash paid for income taxes	706	408	30

The accompanying notes are an integral part of these Consolidated Financial Statements.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Business

        The DIRECTV Group, Inc., which we sometimes refer to as the company, we, or us, is a leading provider of digital television entertainment in the United States and Latin America. Our two business segments, DIRECTV U.S. and DIRECTV Latin America, which are differentiated by their geographic location, are engaged in acquiring, promoting, selling and/or distributing digital entertainment programming via satellite to residential and commercial subscribers.

  •
  DIRECTV U.S.  DIRECTV Holdings LLC and its subsidiaries, which we refer to as DIRECTV U.S., is the largest provider of direct-to-home, or DTH, digital television services and the second largest provider in the multi-channel video programming distribution, or MVPD, industry in the United States.

  •
  DIRECTV Latin America.  DIRECTV Latin America, or DTVLA, is a leading provider of DTH digital television services throughout Latin America. DTVLA is comprised of: PanAmericana, which provides services in Venezuela, Argentina, Chile, Colombia, Puerto Rico and certain other countries in the region through our wholly-owned subsidiary, DIRECTV Latin America, LLC, or DLA LLC; our 74% owned subsidiary Sky Brasil Servicos Ltda., which we refer to as Sky Brazil; and our 41% equity method investment in Innova, S. de R.L. de C.V., or Sky Mexico.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

        We present our accompanying financial statements on a consolidated basis and include our accounts and those of our domestic and foreign subsidiaries that we control through equity ownership or for which we are deemed to be the primary beneficiary, after elimination of intercompany accounts and transactions. We allocate earnings and losses to noncontrolling interests based on the noncontrolling investor's proportional investment in a subsidiary.

Use of Estimates in the Preparation of the Consolidated Financial Statements

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect amounts reported herein. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, our actual results reported in future periods may be affected by changes in those estimates.

Revenue Recognition

        We recognize subscription and pay-per-view revenues when programming is broadcast to subscribers. We recognize subscriber fees for multiple set-top receivers, our published programming guide, warranty services and equipment rental as revenue, as earned. We recognize advertising revenues when the related services are performed. We defer programming payments received from subscribers in advance of the broadcast as "Unearned subscriber revenues and deferred credits" in the Consolidated Balance Sheets until earned.

Broadcast Programming and Other

        We recognize the costs of television programming distribution rights when we distribute the related programming. We recognize the costs of television programming rights to distribute live sporting events

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

for a season or tournament to expense using the straight-line method over the course of the season or tournament. However, we recognize the costs for live sporting events with multi-year contracts and minimum guarantee payments based on the ratio of each period's revenues to the estimated total contract revenues to be earned over the contract period. We evaluate estimated total contract revenues at least annually.

        We defer advance payments in the form of cash and equity instruments from programming content providers for carriage of their signal and recognize them as a reduction of "Broadcast programming and other" in the Consolidated Statements of Operations on a straight-line basis over the related contract term. We record equity instruments at fair value based on quoted market prices or values determined by management. Through the end of 2006, we also recorded the amortization of a provision for above-market programming contracts that we recorded in connection with the 1999 acquisition of certain premium subscription programming contracts from United States Satellite Broadcasting Company, Inc. as a reduction of programming costs.

Subscriber Acquisition Costs

        Subscriber acquisition costs consist of costs we incur to acquire new subscribers. We include the cost of set-top receivers and other equipment, commissions we pay to national retailers, independent satellite television retailers, dealers, telephone communication companies and the cost of installation, advertising, marketing and customer call center expenses associated with the acquisition of new subscribers in subscriber acquisition costs. We expense these costs as incurred, or when subscribers activate the DIRECTV® service, as appropriate, except for the cost of set-top receivers leased to new subscribers which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. Although paid in advance, the retailer or dealer earns substantially all commissions paid for customer acquisitions over 12 months from the date of subscriber activation. Should the subscriber cancel our service during the 12 month service period, we are reimbursed for the unearned portion of the commission by the retailer or dealer and record a decrease to subscriber acquisition costs. DIRECTV U.S. implemented a lease program on March 1, 2006, after which most set-top receivers provided to new subscribers are capitalized. We include the amount of our set-top receivers capitalized each period for subscriber acquisition activities in the Consolidated Statements of Cash Flows under the caption "Cash paid for property and equipment." See Note 4 below for additional information.

Upgrade and Retention Costs

        Upgrade and retention costs consist primarily of costs we incur for loyalty programs offered to existing subscribers. The costs for loyalty programs include the costs of installing or providing hardware under our movers program (for subscribers relocating to a new residence), multiple set-top receiver offers, digital video recorder, or DVR, high-definition, or HD, local channel upgrade programs and other similar initiatives, and third party commissions we incur for the sale of additional set-top receivers to existing subscribers. We expense these costs as incurred, except for the cost of set-top receivers leased to existing subscribers which we capitalize in "Property and equipment, net" in the Consolidated Balance Sheets. DIRECTV U.S. implemented a lease program on March 1, 2006, after which most set-top receivers provided to existing subscribers under upgrade and retention programs are capitalized. We include the amount of our set-top receivers capitalized each period for upgrade and retention activities in the Consolidated Statements of Cash Flows under the caption "Cash paid for property and equipment." See Note 4 below for additional information.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Cash and Cash Equivalents

        Cash and cash equivalents consist of highly liquid investments we purchase with original maturities of three months or less.

Inventories

        We state inventories at the lower of average cost or market. Inventories consist of finished goods for DIRECTV System equipment and DIRECTV System access cards.

Property and Equipment, Satellites and Depreciation

        We carry property and equipment, and satellites at cost, net of accumulated depreciation. The amounts we capitalize for satellites currently being constructed and those that have been successfully launched include the costs of construction, launch, launch insurance, incentive obligations and related capitalized interest. We generally compute depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements over the lesser of the life of the asset or term of the lease.

Goodwill and Intangible Assets

        Goodwill and intangible assets with indefinite lives are carried at historical cost and are subject to write-down, as needed, based upon an impairment analysis that we must perform at least annually, or sooner if an event occurs or circumstances change that would more likely than not result in an impairment loss. We perform our annual impairment analysis in the fourth quarter of each year. If an impairment loss results from the annual impairment test, we would record the loss as a pre-tax charge to operating income.

        We amortize other intangible assets using the straight-line method over their estimated useful lives, which range from 5 to 20 years.

Valuation of Long-Lived Assets

        We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we would recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, or other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal.

Foreign Currency

        The U.S. dollar is the functional currency for most of our foreign operations. We recognize gains and losses resulting from remeasurement of these operations' foreign currency denominated assets, liabilities and transactions into the U.S. dollar in the Consolidated Statements of Operations.

        We also have foreign operations where the local currency is their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year end exchange rates while income and expense accounts are translated at the average rates in effect

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

during the year. We record the resulting translation adjustment as part of accumulated other comprehensive income (loss), which we refer to as OCI, a separate component of stockholders' equity.

Investments and Financial Instruments

        We maintain investments in equity securities of unaffiliated companies. We carry non-marketable equity securities at cost. We consider marketable equity securities available-for-sale and they are carried at current fair value based on quoted market prices with unrealized gains or losses (excluding other-than-temporary losses), net of taxes, reported as part of OCI. We continually review our investments to determine whether a decline in fair value below the cost basis is "other-than-temporary." We consider, among other factors: the magnitude and duration of the decline; the financial health and business outlook of the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and our intent and ability to hold the investment. If we judge the decline in fair value to be other-than-temporary, we write-down the cost basis of the security to fair value and recognize the amount in the Consolidated Statements of Operations as part of "Other, net" and record it as a reclassification adjustment from OCI.

        We account for investments in which we own at least 20% of the voting securities or have significant influence under the equity method of accounting. We record equity method investments at cost and adjust for the appropriate share of the net earnings or losses of the investee. We record investee losses up to the amount of the investment plus advances and loans made to the investee, and financial guarantees made on behalf of the investee.

        The carrying value of cash and cash equivalents, accounts receivable, investments and other assets, accounts payable, and amounts included in accrued liabilities and other meeting the definition of a financial instrument approximated their fair values at December 31, 2008 and 2007.

Debt Issuance Costs

        We defer costs we incur to issue debt and amortize these costs to interest expense using the straight-line method over the term of the respective obligation.

Share-Based Payment

        We grant restricted stock units and common stock options to our employees and directors.

        We record compensation expense equal to the fair value of stock-based awards at the date approved on a straight-line basis over the requisite service period of up to three years, reduced for estimated forfeitures and adjusted for anticipated payout percentages related to the achievement of performance targets.

Income Taxes

        We determine deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which we expect the differences to reverse. We must make certain estimates and judgments in determining income tax provisions, assessing the likelihood of recovering our deferred tax assets, and evaluating tax positions.

        With the adoption of the Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48, on January 1, 2007, we now recognize a benefit in "Income tax expense" in the Consolidated

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Statements of Operations for uncertain tax positions that are more-likely-than-not to be sustained upon examination, measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Unrecognized tax benefits represent tax benefits taken or expected to be taken in income tax returns, for which the benefit has not yet been recognized in "Income tax expense" in the Consolidated Statements of Operations due to the uncertainty of whether such benefits will be ultimately realized. We recognize interest and penalties accrued related to unrecognized tax benefits in "Income tax expense" in the Consolidated Statements of Operations. Unrecognized tax benefits are recorded in "Income tax expense" in the Consolidated Statement of Operations at such time that the benefit is effectively settled.

Advertising Costs

        We expense advertising costs primarily in "Subscriber acquisition costs" in the Consolidated Statements of Operations as incurred. Advertising expenses, net of payments received from programming content providers for marketing support, were $301 million in 2008, $261 million in 2007, and $233 million in 2006.

Market Concentrations and Credit Risk

        We sell programming services and extend credit, in amounts generally not exceeding $200 each, to a large number of individual residential subscribers throughout the United States and most of Latin America. As applicable, we maintain allowances for anticipated losses.

Accounting Changes

        On January 1, 2008 we adopted Statement of Financial Accounting Standards, or SFAS, No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits, but does not require, companies to report at fair value the majority of recognized financial assets, financial liabilities and firm commitments. Under this standard, unrealized gains and losses on items for which the fair value option is elected are reported in earnings at each subsequent reporting date. Our adoption of SFAS No. 159 did not have any effect on our consolidated financial statements, as we have not elected to report subject instruments at fair value.

        On January 1, 2008 we adopted SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, sets out a framework for measuring fair value under accounting principles generally accepted in the United States of America, or GAAP, and expands disclosures about fair value measurements of assets and liabilities to include disclosure about inputs used in the determination of fair value using the following three categories:

        Level 1: Quoted market prices in active markets for identical assets or liabilities.

        Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

        Level 3: Unobservable inputs that are not corroborated by market data.

        SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. Our adoption of SFAS No. 157 did not have any effect on our consolidated financial statements.

        On January 1, 2008 we adopted Emerging Issues Task Force, or EITF, Issue No. 06-1, "Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

for an End-Customer to Receive Service from the Service Provider." EITF No. 06-1 provides guidance to service providers regarding the proper reporting of consideration given to manufacturers or resellers of equipment necessary for an end-customer to receive its services. Depending on the circumstances, such consideration is reported as either an expense or a reduction of revenues. Our adoption of EITF No. 06-1 did not have any effect on our consolidated financial statements.

        We adopted FIN 48 on January 1, 2007, the cumulative effect of which resulted in a $5 million increase to "Accumulated deficit" in the Consolidated Balance Sheets. As of the date of adoption, our unrecognized tax benefits and accrued interest totaled $204 million, including $166 million of tax positions the recognition of which would affect the annual effective income tax rate. As of the date of adoption, we have accrued $45 million in interest and penalties as part of our liability for unrecognized tax benefits. See Note 9 below for additional information regarding unrecognized tax benefits.

        On December 31, 2007, we adopted the measurement date provision of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This provision requires the measurement of plan assets and benefit obligations as of the date of our fiscal year end and accordingly resulted in a change in our measurement date, which was previously November 30. As a result of the adoption of this provision, we recorded an adjustment of $1 million to recognize net periodic benefit cost for the one month difference to "Accumulated deficit" in the Consolidated Balance Sheets as of December 31, 2007.

        On December 31, 2006, we adopted the provisions of SFAS No. 158 that require us to recognize the funded status of our defined benefit postretirement plans in our Consolidated Balance Sheets and require that we recognize changes in the funded status of our defined benefit postretirement plans as a component of other comprehensive income, net of tax, in stockholders' equity in the Consolidated Balance Sheets, in the year in which changes occur. The adoption of the provisions to recognize the funded status of our benefit plans resulted in a $46 million decrease in "Accumulated other comprehensive income" in our Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income as of December 31, 2006.

        On January 1, 2009 we adopted Statement of Financial Accounting Standards, or SFAS, No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51," which established standards of accounting and reporting of noncontrolling interests in subsidiaries, also known as minority interests, in consolidated financial statements, provides guidance on accounting for changes in the parent's ownership interest in a subsidiary and establishes standards of accounting for the deconsolidation of a subsidiary due to the loss of control. SFAS No. 160 requires an entity to present certain noncontrolling interests as a component of equity. Additionally, SFAS No. 160 requires an entity to present net income and consolidated comprehensive income attributable to the parent and the noncontrolling interest separately in the consolidated financial statements. SFAS No. 160 is required to be applied prospectively, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. As a result of our adoption of SFAS No. 160, certain of our historical noncontrolling interests are reported as a component of Stockholders' Equity in the Consolidated Balance Sheets and "Net income" in the Consolidated Statements of Operations now includes net income attributable to noncontrolling interests as compared to the previous standard, where net income attributable to noncontrolling interests was deducted in the determination of net income. Additionally, the Consolidated Statements of Cash Flows are now presented using net income as calculated pursuant to SFAS No. 160.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        On January 1, 2009 we adopted the revisions made by the SEC Observer on March 12, 2008 to Emerging Issues Task Force, or EITF, Topic D-98 "Classification and Measurement of Redeemable Securities," which provides SEC registrants guidance on the financial statement classification and measurement of equity securities that are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The revised Topic D-98 requires that redeemable noncontrolling interests, such as Globo Comunicacoes e Participacoes S.A.'s, or Globo's, redeemable noncontrolling interest in Sky Brazil described in Note 19 of the Notes to the Consolidated Financial Statements that are redeemable at the option of the holder be recorded outside of permanent equity at fair value, and the redeemable noncontrolling interests be adjusted to their fair value at each balance sheet date. Adjustments to the carrying amount of a redeemable noncontrolling interest from the application of Topic D-98 are recorded to retained earnings (or additional paid-in-capital in the absence of retained earnings). As a result of retrospectively adopting this standard, we have reported Globo's redeemable noncontrolling interest in Sky Brazil in "Redeemable noncontrolling interest" at fair value in the Consolidated Balance Sheets for each period presented.

        The following tables present the changes to previously reported amounts in our Consolidated Balance Sheets as a result of the adoption of Topic D-98:

December 31, 2008	As Originally Reported	As Adjusted	Effect of Change
	(Dollars in Millions)
Redeemable noncontrolling interest	$103	$325	$222
Common stock and additional paid in capital	8,540	8,318	(222)
Total stockholders' equity	4,853	4,631	(222)

December 31, 2007	As Originally Reported	As Adjusted	Effect of Change
	(Dollars in Millions)
Redeemable noncontrolling interest	$11	$300	$289
Common stock and additional paid in capital	9,318	9,029	(289)
Total stockholders' equity	6,302	6,013	(289)

New Accounting Standards

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R will require the acquiring entity to record 100% of all assets and liabilities acquired, including goodwill and any non-controlling interest, generally at their fair values for all business combinations, whether partial, full or step acquisitions. Under SFAS No. 141R certain contingent assets and liabilities, as well as contingent consideration, will also be required to be recognized at fair value on the date of acquisition and acquisition related transaction and restructuring costs will be expensed. Additionally, SFAS No. 141R requires disclosures about the nature and financial effect of the business combination and also changes the accounting for certain income tax assets recorded in purchase accounting. The adoption of SFAS No. 141R as required, on January 1, 2009, will change the way we account for adjustments to deferred tax asset valuation allowances recorded in purchase accounting for prior business combinations and will change the accounting for all business combinations consummated after January 1, 2009.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Note 3: Accounts Receivable, Net

        The following table sets forth the amounts recorded for "Accounts receivable, net" in our Consolidated Balance Sheets as of December 31:

	2008	2007
	(Dollars in Millions)
Subscriber	$918	$925
Trade and other	555	666

Subtotal	1,473	1,591
Less: Allowance for doubtful accounts	(50)	(56)

Accounts receivable, net	$1,423	$1,535

Note 4: Satellites, Net and Property and Equipment, Net

        The following table sets forth the amounts recorded for "Satellites, net" and "Property and equipment, net" in our Consolidated Balance Sheets at December 31:

	Estimated Useful Lives (years)	2008	2007
	(Dollars in Millions)
Satellites	10-16	$2,956	$2,163
Satellites under construction	—	292	474

Total		3,248	2,637
Less: Accumulated depreciation		(772)	(611)

Satellites, net		$2,476	$2,026

Land and improvements	9-30	$37	$34
Buildings and leasehold improvements	2-40	342	301
Machinery and equipment	3-23	3,211	2,821
Subscriber leased set-top receivers	3-7	4,853	3,731
Construction in-progress	—	271	365

Total		8,714	7,252
Less: Accumulated depreciation		(4,543)	(3,445)

Property and equipment, net		$4,171	$3,807

        We capitalized interest costs of $18 million in 2008, $51 million in 2007, and $55 million in 2006 as part of the cost of our property and satellites under construction. Depreciation expense was $1,907 million in 2008, $1,264 million in 2007, and $664 million in 2006.

        On March 1, 2006, DIRECTV U.S. introduced a new set-top receiver lease program. Prior to March 1, 2006, most set-top receivers provided to new and existing DIRECTV U.S. subscribers were immediately expensed upon activation as a subscriber acquisition or upgrade and retention cost in the Consolidated Statements of Operations. Subsequent to the introduction of the lease program, we lease most set-top receivers provided to new and existing subscribers, and therefore capitalize the set-top receivers in "Property and equipment, net" in the Consolidated Balance Sheets. We depreciate capitalized set-top receivers over a three year estimated useful life and include the amount of set-top

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

receivers capitalized each period in "Cash paid for property and equipment" in the Consolidated Statements of Cash Flows.

        The following table sets forth the amount of DIRECTV U.S. set-top receivers we capitalized, and depreciation expense we recorded, under the lease program for each of the periods presented:

Capitalized subscriber leased equipment:	Years ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Subscriber leased equipment—subscriber acquisitions	$599	$762	$599
Subscriber leased equipment—upgrade and retention	537	774	473

Total subscriber leased equipment capitalized	$1,136	$1,536	$1,072

Depreciation expense—subscriber leased equipment	$1,100	$645	$147

Note 5: Goodwill and Intangible Assets

        The following table sets forth the changes in the carrying amounts of "Goodwill" in the Consolidated Balance Sheets by segment for the years ended December 31, 2008 and 2007:

	DIRECTV U.S.	DIRECTV Latin America	Total
	(Dollars in Millions)
Balance as of January 1, 2007	$3,032	$483	$3,515
Acquisition of Darlene interest in DLA LLC	—	187	187
Sky Brazil purchase price allocation	—	(31)	(31)
Other	—	(2)	(2)

Balance as of December 31, 2007	3,032	637	3,669
Acquisition related to home service provider business	157	—	157
Sky Brazil deferred income tax valuation allowance	—	(73)	(73)

Balance as of December 31, 2008	$3,189	$564	$3,753

        The following table sets forth the components for "Intangible assets, net" in the Consolidated Balance Sheets at:

		December 31, 2008			December 31, 2007
	Estimated Useful Lives (years)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
		(Dollars in Millions)
Orbital slots	Indefinite	$432		$432	$432		$432
72.5° WL Orbital license	5	208	$171	37	208	$132	76
Subscriber related	5-10	1,697	1,255	442	1,697	942	755
Dealer network	15	130	79	51	130	71	59
Trade name and other	10-20	102	9	93	95	5	90
Distribution rights	7	334	217	117	334	169	165

Total intangible assets		$2,903	$1,731	$1,172	$2,896	$1,319	$1,577

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        Amortization expense of intangible assets was $412 million in 2008 and $419 million in 2007 and $369 million in 2006.

        Estimated amortization expense for intangible assets in each of the next five years and thereafter is as follows: $350 million in 2009; $152 million in 2010; $97 million in 2011; $55 million in 2012; $17 million in 2013 and $69 million thereafter.

        We performed our annual impairment tests for goodwill and orbital slots in the fourth quarters of 2008, 2007, and 2006. The estimated fair values for each reporting unit and the orbital slots exceeded our carrying values, and accordingly, no impairment losses were recorded during 2008, 2007, or 2006.

Note 6: Investments

Equity Method Investments

        We have investments in companies that we account for under the equity method of accounting totaling $667 million as of December 31, 2008 and $551 million as of December 31, 2007.

        We paid cash of $96 million in 2008, $13 million in 2007 and $381 million in 2006 to acquire interests in companies we account for under the equity method of accounting. As discussed in Note 17, we acquired a 41% interest in Sky Mexico in 2006. The book value of our investment in Sky Mexico was $537 million at December 31, 2008 and $505 million at December 31, 2007.

        The following table sets forth equity in earnings of our 41% interest in Sky Mexico for the periods presented:

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Equity in earnings of Sky Mexico	$63	$41	$18

        We received cash dividends of $35 million in 2008 from companies that we account for under the equity method.

        In January 2006, we completed the sale of our 50% interest in HNS LLC to SkyTerra Communications, Inc. and resolved a working capital adjustment from a prior transaction with SkyTerra in exchange for $110 million in cash, which resulted in our recording a gain of $14 million related to the sale, in addition to equity earnings of HNS LLC of $11 million in "Other, net" in the Consolidated Statements of Operations.

Other Investments

        We had investments in marketable equity securities of $23 million as of December 31, 2008 and $56 million as of December 31, 2007, which were stated at current fair value and classified as available-for-sale.

        Accumulated unrealized gains, net of taxes, included as part of accumulated other comprehensive income were $1 million in 2008, $21 million in 2007 and $9 million in 2006.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Note 7: Accounts Payable and Accrued Liabilities; Other Liabilities and Deferred Credits

        The following represent significant components of "Accounts payable and accrued liabilities" in our Consolidated Balance Sheets as of December 31:

	2008	2007
	(Dollars in Millions)
Programming costs	$1,640	$1,506
Accounts payable	433	447
Property and income taxes	161	154
Payroll and employee benefits	165	139
Interest payable	45	26
Other	671	760

Total accounts payable and accrued liabilities	$3,115	$3,032

        The following represent significant components of "Other liabilities and deferred credits" in our Consolidated Balance Sheets as of December 31:

	2008	2007
	(Dollars in Millions)
Obligations under capital leases	$542	$43
Other accrued taxes	428	343
Programming costs	251	368
Pension and other postretirement benefits	179	75
Deferred credits	122	213
Other	227	360

Total other liabilities and deferred credits	$1,749	$1,402

Note 8: Debt

        The following table sets forth our outstanding debt:

	Interest Rates at December 31, 2008	December 31,
		2008	2007
		(Dollars in Millions)
8.375% senior notes due in 2013	8.375%	$910	$910
6.375% senior notes due in 2015	6.375%	1,000	1,000
7.625% senior notes due in 2016	7.625%	1,500	—
Senior secured credit facility, net of unamortized discount of $9 million as of December 31, 2008	3.165%	2,421	1,483
Unamortized bond premium	—	2	2

Total debt		5,833	3,395
Less: Current portion of long-term debt		(108)	(48)

Long-term debt		$5,725	$3,347

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

2008 Financing Transactions

        In May 2008, DIRECTV U.S. completed financing transactions that included the issuance of senior notes and an amendment to its existing senior secured credit facility as discussed below. We incurred $20 million of debt issuance costs in connection with these transactions.

        DIRECTV U.S. issued $1,500 million in senior notes due in 2016 in a private placement transaction. The eight-year notes bear interest at 7.625%. Principal on the senior notes is payable upon maturity, while interest is payable semi-annually commencing November 15, 2008. The senior notes have been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' current and certain of its future domestic subsidiaries on a senior unsecured basis. On November 11, 2008, we completed an exchange offer in which holders of substantially all of the outstanding principal amount of the senior notes exchanged the original senior notes for registered notes with identical terms, except that the registered notes are registered under the Securities Act of 1933, as amended, and do not bear the legends restricting their transfer.

        DIRECTV U.S. also amended its senior secured credit facility to include a new $1,000 million Term Loan C, which was issued at a 1% discount, resulting in $990 million of proceeds. Initially, borrowings under Term Loan C bear interest at 5.25%, however the rate is variable based on changes in the London InterBank Offered Rate, or LIBOR. The interest rate may be increased or decreased under certain conditions. The Term Loan C has a final maturity of April 13, 2013, and we began making quarterly principal payments totaling 1% annually on September 30, 2008. The senior secured credit facility is secured by substantially all of DIRECTV U.S.' assets and the assets of its current and certain of its future domestic subsidiaries and is fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' current and certain of its future domestic subsidiaries.

        Notes Payable.    All of our senior notes were issued by DIRECTV U.S. and have been registered under the Securities Act of 1933, as amended. The 8.375% senior notes, 6.375% senior notes and 7.625% senior notes are unsecured and have been fully and unconditionally guaranteed, jointly and severally, by substantially all of DIRECTV U.S.' assets. Principal on the senior notes is payable upon maturity, while interest is payable semi-annually.

        The fair value of our 8.375% senior notes was approximately $904 million at December 31, 2008 and approximately $948 million at December 31, 2007. The fair value of our 6.375% senior notes was approximately $911 million at December 31, 2008 and approximately $962 million at December 31, 2007. The fair value of our 7.625% senior notes was approximately $1,451 million at December 31, 2008. We calculated the fair values based on quoted market prices of our senior notes, which is a Level 1 input under SFAS No. 157, on those dates.

        Credit Facility.    At December 31, 2008, DIRECTV U.S.' senior secured credit facility consisted of a $463 million six-year Term Loan A, a $972 million eight-year Term Loan B, a $986 million five-year Term Loan C and a $500 million undrawn six-year revolving credit facility. The Term Loan A, Term Loan B and Term Loan C components of the senior secured credit facility currently bear interest at a rate equal to the London InterBank Offered Rate, or LIBOR, plus 0.75%, 1.50% and 2.25%, respectively. In addition, we pay a commitment fee of 0.175% per year for the unused commitment under the revolving credit facility. The interest rate and commitment fee may be increased or decreased under certain conditions. The senior secured credit facility is secured by substantially all of DIRECTV U.S.' assets and is fully and unconditionally guaranteed, jointly and severally by substantially all of DIRECTV U.S.' material domestic subsidiaries.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        Our notes payable and credit facility mature as follows: $108 million in 2009, $308 million in 2010, $108 million in 2011, $20 million in 2012, $2,796 million in 2013 and $2,500 million thereafter. These amounts do not reflect potential prepayments that may be required under our senior secured credit facility, which could result from a computation of excess cash flows that we may be required to make at each year end under the credit agreement. We were not required to make a prepayment for the years ended December 31, 2008, 2007, or 2006. The amount of interest accrued related to our outstanding debt was $45 million at December 31, 2008 and $26 million at December 31, 2007.

        Sky Brazil Bank Loan.    As a result of our acquisition of Sky Brazil, we assumed Sky Brazil's $210 million U.S. dollar denominated variable rate bank loan due in August 2007. In January 2007, we paid $210 million to the lending banks, who in turn assigned the loan to a wholly-owned subsidiary of The DIRECTV Group. As a result, this loan is no longer outstanding on a consolidated basis.

        Covenants and Restrictions.    The senior secured credit facility requires DIRECTV U.S. to comply with certain financial covenants. The senior notes and the senior secured credit facility also include covenants that restrict DIRECTV U.S.' ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another entity, (vi) sell, assign, lease or otherwise dispose of all or substantially all of its assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions as provided in the credit agreement and senior notes indentures. Should DIRECTV U.S. fail to comply with these covenants, all or a portion of its borrowings under the senior notes and senior secured credit facility could become immediately payable and its revolving credit facility could be terminated. At December 31, 2008, DIRECTV U.S. was in compliance with all such covenants. The senior notes and senior secured credit facility also provide that the borrowings may be required to be prepaid if certain change-in-control events occur. In September 2008, Liberty Media became the majority owner of our outstanding common stock. There was no ratings decline for the senior notes associated with that event, and DIRECTV U.S. was not required either to offer to redeem any of the senior notes pursuant to their respective indentures or to prepay any of the borrowings under the senior secured credit facility.

        Restricted Cash.    Restricted cash of $15 million as of December 31, 2008 and $5 million as of December 31, 2007 was included as part of "Prepaid expenses and other" in our Consolidated Balance Sheets. These amounts secure our letter of credit obligations. Restrictions on the cash will be removed as the letters of credit expire.

Note 9: Income Taxes

        We base our income tax expense or benefit on reported "Income from continuing operations before income taxes." Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax laws.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        Our income tax expense consisted of the following for the years ended December 31:

	2008	2007	2006
	(Dollars in Millions)
Current tax expense:
U.S. federal	$(543)	$(450)	$(20)
Foreign	(128)	(73)	(16)
State and local	(72)	(103)	(32)

Total	(743)	(626)	(68)

Deferred tax (expense) benefit:
U.S. federal	(210)	(285)	(704)
Foreign	97	5	—
State and local	(8)	(37)	(94)

Total	(121)	(317)	(798)

Total income tax expense	$(864)	$(943)	$(866)

        "Income from continuing operations before income taxes" included the following components for the years ended December 31:

	2008	2007	2006
	(Dollars in Millions)
U.S. income	$1,981	$2,154	$2,162
Foreign income	490	234	137

Total	$2,471	$2,388	$2,299

        Our income tax expense was different than the amount computed using the U.S. federal statutory income tax rate for the reasons set forth in the following table for the years ended December 31:

	2008	2007	2006
	(Dollars in Millions)
Expected expense at U.S. federal statutory income tax rate	$(865)	$(836)	$(804)
U.S. state and local income tax expense, net of federal benefit	(73)	(91)	(82)
Change in unrecognized tax benefits	(18)	(18)	—
Tax basis differences attributable to divestitures	—	—	25
Noncontrolling interests in partnership earnings	26	4	5
Foreign tax (expense) benefit, net of tax deduction	27	(14)	(9)
Change in valuation allowance	12	5	1
Tax credits	32	4	—
Other	(5)	3	(2)

Total income tax expense	$(864)	$(943)	$(866)

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities at December 31 were as follows:

	2008		2007
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(Dollars in Millions)
Accruals and advances	$278	$67	$300	$132
Prepaid expenses	—	29	—	40
State taxes	31	—	23	—
Depreciation, amortization and asset impairment charges	—	273	—	193
Foreign net operating loss and tax credit carryforwards	643	—	715	—
Programming contract liabilities	162	—	188	—
Unrealized foreign exchange gains or losses	—	59	—	106
Tax basis differences in investments and affiliates	84	705	58	682
Other	6	6	3	6

Subtotal	1,204	1,139	1,287	1,159
Valuation allowance	(511)	—	(605)	—

Total deferred taxes	$693	$1,139	$682	$1,159

        As of December 31, 2008, we had $10 million of long-term deferred tax assets, recorded in "Investments and other assets" in the Consolidated Balance Sheets.

        We assessed the deferred tax assets for the respective periods for recoverability and, where applicable, we recorded a valuation allowance to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in the future.

        The valuation allowance balances of $511 million at December 31, 2008 and $605 million at December 31, 2007, are primarily attributable to the unused foreign operating losses and unused capital losses, both of which are available for carry forward. For the year ended December 31, 2008, the decrease in the valuation allowance was primarily attributable to the realization of an $87 million deferred tax asset for Brazilian net operating loss carryforwards. The reversal of the valuation allowance was based on management's evaluation that it is more likely than not that Brazilian net operating loss carryforwards which have not been previously realized will be utilized as a result of the recent profitability of the Brazilian operations and its financial projections. $22 million of the valuation allowance reversal was attributable to the noncontrolling interest in the Brazilian operations and was reported as a reduction in the foreign income tax expense. Additionally, $65 million of the valuation allowance reversal was reported as a reduction to both future U.S. tax credits and goodwill that was recognized upon our acquisition of Sky Brazil.

        Although realization is not assured, we have concluded that it is more likely than not that our unreserved deferred tax assets will be realized in the ordinary course of operations based on available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account our recent performance.

        As of December 31, 2008, we have approximately $1.7 billion of foreign net operating losses that are primarily attributable to operations in Brazil with varying expiration dates, foreign tax credits of

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

$45 million that expire between 2009 and 2017, and state research tax credits of approximately $40 million that can be carried forward indefinitely.

        No income tax provision has been made for the portion of undistributed earnings of foreign subsidiaries deemed permanently reinvested that amounted to approximately $269 million in 2008. It is not practicable to determine the amount of the unrecognized deferred tax liability related to the investments in foreign subsidiaries.

        A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

(Dollars in Millions)
Gross unrecognized tax benefits at January 1, 2007	$159
Increases in tax positions for prior years	102
Increases in tax positions for the current year	34
Settlements	(4)

Gross unrecognized tax benefits at December 31, 2007	291
Increases in tax positions for prior years	75
Increases in tax positions for the current year	26
Statute expiration	(38)
Settlements	9

Gross unrecognized tax benefits at December 31, 2008	$363

        As of December 31, 2008, our unrecognized tax benefits totaled $425 million, including accrued interest of $62 million. If our tax positions are ultimately sustained, approximately $207 million of the unrecognized tax benefits would be recognized as a reduction in our annual effective income tax rate.

        We recorded $16 million of interest and penalties in "Income tax expense" in the Consolidated Statements of Operations during the year ended December 31, 2008 for unrecognized tax benefits.

        We file numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. For U.S. federal tax purposes, the tax years 2003 through 2008 remain open to examination. The California tax years 1994 through 2008 remain open to examination and the income tax returns in the other state and foreign tax jurisdictions in which we have operations are generally subject to examination for a period of 3 to 5 years after filing of the respective return.

        We anticipate that the examination and court proceedings for certain state taxing jurisdictions will conclude in the next twelve months resulting in an estimated reduction in our unrecognized tax benefits of approximately $35 million, $30 million of which relates to discontinued operations. We do not anticipate that other changes to the total unrecognized tax benefits in the next twelve months will have a significant effect on our consolidated financial statements.

Note 10: Capital Lease Obligations

Satellite Leases

        During the first quarter of 2008, Sky Brazil began broadcasting its service on a new satellite, IS 11, pursuant to a satellite transponder capacity agreement, which we are accounting for as a capital lease. The present value of the lease payments at the inception of the 15 year lease term was $247 million. The capitalized value of the satellite has been included in "Satellites, net" in the Consolidated Balance Sheets. The capitalized lease obligations are included in "Accounts payable and accrued liabilities" and "Other liabilities and deferred credits" in the Consolidated Balance Sheets.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        During the third quarter of 2008, DTVLA amended its satellite transponder capacity agreement for the GIIIC satellite, which provides broadcast services to PanAmericana, and was previously classified as an operating lease. The extension of the lease term to December 2020 triggered a reassessment of the lease classification and we determined that we should change the classification of the amended agreement to a capital lease. The present value of the lease payments at the inception of the lease renewal was $333 million. The capitalized value of the satellite is included in "Satellites, net" and the capitalized lease obligation is included in "Accounts payable and accrued liabilities" and "Other liabilities and deferred credits" in the Consolidated Balance Sheets.

        The following table sets forth total minimum lease payments under capital leases along with the present value of the net minimum lease payments as of December 31, 2008:

(Dollars in Millions)
2009	$83
2010	80
2011	77
2012	76
2013	75
Thereafter	586

Total minimum lease payments	977
Less: Amount representing interest	393

Present value of net minimum lease payments	$584

        Assets held under capitalized leases are included in Satellites, net and Property and Equipment, net in our Consolidated Balance Sheets. We had the following assets held under capital leases as of December 31:

	2008	2007
	(Dollars in Millions)
Satellites under capital leases	$533	$44
Less: Accumulated amortization	(20)	(24)

Satellites, net under capital leases	$513	$20

Property and equipment under capital leases	$27	$11
Less: Accumulated amortization	(4)	(1)

Property and equipment, net under capital leases	$23	$10

        We paid interest for capital leases of $27 million in 2008, $4 million in 2007 and $2 million in 2006.

Note 11: Pension and Other Postretirement Benefit Plans

        Most of our employees are eligible to participate in our funded non-contributory defined benefit pension plan, which provides defined benefits based on either years of service and final average salary, or eligible compensation while employed by the company. Additionally, we maintain a funded contributory defined benefit plan for employees who elected to participate prior to 1991, and an unfunded, nonqualified pension plan for certain eligible employees. For participants in the contributory pension plan, we also maintain a postretirement benefit plan for those eligible retirees to participate in

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

health care and life insurance benefits generally until they reach age 65. Participants may become eligible for these health care and life insurance benefits if they retire from our company between the ages of 55 and 65. The health care plan is contributory with participants' contributions subject to adjustment annually; the life insurance plan is non-contributory.

        On December 31, 2007, we adopted the measurement date provision of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This provision requires the measurement of plan assets and benefit obligations as of the date of our fiscal year end. This required a change in our measurement date, which was previously November 30. See Note 2 for additional information.

        The components of the pension benefit obligation and the other postretirement benefit obligation, including amounts recognized in the Consolidated Balance Sheets, are shown below for the years ended December 31:

	Pension Benefits		Other Postretirement Benefits
	2008	2007	2008	2007
	(Dollars in Millions)
Change in Net Benefit Obligation
Net benefit obligation at beginning of year	$430	$468	$24	$28
Service cost	16	18	—	—
Interest cost	27	28	1	1
Plan participants' contributions	1	1	—	—
Actuarial loss (gain)	29	(27)	—	(3)
Benefits paid	(51)	(58)	(3)	(2)

Net benefit obligation at end of year	452	430	22	24

Change in Plan Assets
Fair value of plan assets at beginning of year	368	393	—	—
Actual (loss) return on plan assets	(85)	22	—	—
Employer contributions	51	11	3	2
Benefits paid	(51)	(58)	(3)	(2)

Fair value of plan assets at end of year	283	368	—	—

Funded status at end of year	$(169)	$(62)	$(22)	$(24)

Amounts recognized in the consolidated balance sheets consist of:
Investments and other assets	$—	$2	$—	$—
Accounts payable and accrued liabilities	(9)	(10)	(3)	(3)
Other liabilities and deferred credits	(160)	(54)	(19)	(21)
Deferred tax assets	79	26	(1)	(1)
Accumulated other comprehensive loss	129	42	(1)	(1)
Amounts recognized in the accumulated other comprehensive loss consist of:
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$125	$37	$—	$—
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	4	5	(1)	(1)

Total	$129	$42	$(1)	$(1)

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        We estimate that the following amounts will be amortized from accumulated other comprehensive income into net periodic benefit cost during the year ending December 31, 2009:

	Pension Benefits	Other Postretirement Benefits
	(Dollars in Millions)
Expense resulting from changes in plan experience and actuarial assumptions	$7	—
Expense (benefit) resulting from changes in plan provisions	1	$(1)

        The accumulated benefit obligation for all pension plans was $415 million as of December 31, 2008 and $396 million as of December 31, 2007.

        Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2008	2007
	(Dollars in Millions)
Accumulated benefit obligation	$415	$49
Fair value of plan assets	283	—

        Information for pension plans with a projected benefit obligation in excess of plan assets at December 31:

	2008	2007
	(Dollars in Millions)
Projected benefit obligation	$452	$64
Fair value of plan assets	283	—

        Components of net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits
	2008	2007	2006	2008	2007	2006
	(Dollars in Millions)
Components of net periodic benefit cost
Benefits earned during the year	$16	$18	$14	$—	$—	$—
Interest accrued on benefits earned in prior years	27	28	27	1	1	2
Expected return on plan assets	(30)	(33)	(29)	—	—	—
Amortization components
Amount resulting from changes in plan provisions	1	1	1	—	(1)	(1)
Net amount resulting from changes in plan experience and actuarial assumptions	4	6	5	—	—	—

Net periodic benefit cost	$18	$20	$18	$1	$—	$1

Additional information
Increase in minimum liability included in other comprehensive income, net of taxes	$—	$—	$24	$—	$—	$—

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        Net periodic pension benefit costs for 2007 includes one month of expense that was recorded as an adjustment to "Accumulated deficit" in the Consolidated Balance Sheets ($1 million after tax) related to the adoption of the measurement date provisions of SFAS No. 158 discussed in Note 2.

Assumptions

        Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits
	2008	2007	2008	2007
Discount rate—Qualified Plans	6.06%	6.22%	5.88%	5.76%
Discount rate—Non-Qualified Plans	6.04%	6.24%	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

        Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Discount rate—Qualified Plan	6.22%	5.67%	5.78%	5.76%	5.43%	5.46%
Discount rate—Non-Qualified Plans	6.24%	5.69%	5.74%	—	—	—
Expected long-term return on plan assets	8.75%	8.75%	8.75%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

        We base our expected long-term return on plan assets assumption on a periodic review and modeling of the plans' asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic/financial market theory.

        A hypothetical 0.25% decrease in our discount rate would have had the effect of increasing our 2008 pension expense by approximately $1 million and our projected benefit obligation by approximately $12 million. A hypothetical 0.25% decrease in our expected return on plan assets would have had the effect of increasing our 2008 pension expense by approximately $1 million.

        The following table provides assumed health care costs trend rates:

	2008	2007
Health care cost trend rate assumed for next year	8.00%	8.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that trend rate reaches the ultimate trend rate	2015	2011

        A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(Dollars in Millions)
Effect on total of service and interest cost components	—	—
Effect on postretirement benefit obligation	$2	$(1)

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Plan Assets

        Our target asset allocation for 2008 and actual pension plan weighted average asset allocations at December 31, 2008 and 2007, by asset categories, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,
	2009	2008	2007
Equity securities	40-56%	47%	53%
Debt securities	24-40%	40%	36%
Real estate	0-10%	3%	4%
Other	0-10%	10%	7%

Total		100%	100%

        Our investment policy includes various guidelines and procedures designed to ensure we invest assets in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories.

        The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

        The investment policy is periodically reviewed by us and a designated third-party fiduciary for investment matters. We establish and administer the policy in a manner so as to comply at all times with applicable government regulations.

        There were no shares of our common stock included in plan assets at December 31, 2008 and 2007.

Cash Flows

  Contributions

        We expect to contribute approximately $22 million to our qualified pension plans and $11 million to our nonqualified pension plans in 2009.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Estimated Future Benefit Payments

        We expect the following benefit payments, which reflect expected future service, as appropriate, to be paid by the plans during the years ending December 31:

	Estimated Future Benefit Payments
	Pension Benefits	Other Postretirement Benefits
	(Dollars in Millions)
2009	$43	$3
2010	36	3
2011	31	2
2012	31	2
2013	31	2
2014-2017	179	10

        We maintain 401(k) plans for qualified employees. We match a portion of our employee contributions and our match amounted to $12 million in 2008, $10 million in 2007 and $8 million in 2006.

        We have disclosed certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "other postretirement benefit obligation." Notwithstanding the recording of such amounts and the use of these terms, we do not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of our company (other than pensions) represent legally enforceable liabilities of us.

Note 12: Stockholders' Equity

Capital Stock and Additional Paid-In Capital

        Our certificate of incorporation provides for the following capital stock: common stock, par value $0.01 per share, 3,000,000,000 shares authorized; Class B common stock, par value $0.01 per share, 275,000,000 shares authorized; excess stock, par value $0.01 per share, 800,000,000 shares authorized; and preferred stock, par value $0.01 per share, 9,000,000 shares authorized. As of December 31, 2008 and 2007, there were no shares outstanding of the Class B common stock, excess stock or preferred stock.

Share Repurchase Program

        During 2006, 2007 and 2008 our Board of Directors approved multiple authorizations for the repurchase of a total of $8.2 billion of our common stock, including a $3 billion authorization in May 2008 that was completed in December 2008. Subsequent to December 31, 2008, our Board of Directors authorized the repurchase of an additional $2 billion of our common stock. The authorizations allow us to repurchase our common stock from time to time through open market purchases and negotiated transactions, or otherwise. The timing, nature and amount of such transactions will depend on a variety of factors, including market conditions, and the program may be suspended, discontinued or accelerated at any time. The sources of funds for the purchases under the remaining authorizations are our existing cash on hand and cash from operations. Purchases are made in the open market, through block trades and other negotiated transactions. Repurchased shares are retired but remain authorized for registration and issuance in the future.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        The following table sets forth information regarding shares repurchased and retired for the years ended December 31:

	2008	2007	2006
	(Amounts in Millions, Except Per Share Amounts)
Total cost of repurchased and retired shares	$3,174	$2,025	$2,977
Average price per share	24.12	23.48	16.16
Number of shares repurchased and retired	131	86	184

        For the year ended December 31, 2008, we recorded the $3,174 million in repurchases as a decrease of $1,089 million to "Common stock and additional paid in capital" and an increase of $2,085 million to "Accumulated deficit" in the Consolidated Balance Sheets. For the year ended December 31, 2007, we recorded the $2,025 million in repurchases as a decrease of $692 million to "Common stock and additional paid in capital" and an increase of $1,333 million to "Accumulated deficit" in the Consolidated Balance Sheets. For the year ended December 31, 2006, we recorded the $2,977 million in repurchases as a decrease of $1,452 million to "Common stock and additional paid in capital" and an increase of $1,525 million to "Accumulated deficit" in the Consolidated Balance Sheets.

Other Comprehensive Income

        The following represents the components of OCI, net of taxes, for the years ended December 31:

	2008			2007			2006
	Pre-tax Amount	Tax Benefit	Net Amount	Pre-tax Amount	Tax (Benefit) Expense	Net Amount	Pre-tax Amount	Tax (Benefit) Expense	Net Amount
	(Dollars in Millions)
Amortization of amounts resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$(140)	$(53)	$(87)	$26	$10	$16	$—	$—	$—
Minimum pension liability adjustments	—	—	—	—	—	—	38	14	24
Foreign currency translation adjustments	—	—	—	(2)	(1)	(1)	2	—	2
Unrealized holding gains (losses) on securities	(32)	(12)	(20)	19	7	12	(22)	(8)	(14)

        We recorded a $46 million charge to "Accumulated other comprehensive loss" in our Consolidated Balance Sheets as of December 31, 2006 for the initial adoption of SFAS No. 158.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Accumulated Other Comprehensive Loss

        The following represent the components of "Accumulated other comprehensive loss" in our Consolidated Balance Sheets as of December 31:

	2008	2007
	(Dollars in Millions)
Unamortized net amount resulting from changes in defined benefit plan experience and actuarial assumptions, net of taxes	$(124)	$(37)
Unamortized amount resulting from changes in defined benefit plan provisions, net of taxes	(4)	(4)
Accumulated unrealized gains on securities, net of taxes	1	21
Accumulated foreign currency translation adjustments	(1)	(1)

Total accumulated other comprehensive loss	$(128)	$(21)

Note 13: Earnings Per Common Share

        We compute basic earnings per common share, or EPS, by dividing net income attributable to The DIRECTV Group, Inc. by the weighted average number of common shares outstanding for the period.

        Diluted EPS considers the effect of common equivalent shares, which consist entirely of common stock options and unvested restricted stock units issued to employees. In the computation of diluted EPS under the treasury stock method, the amount of assumed proceeds from nonvested stock awards and unexercised stock options includes the amount of compensation cost attributable to future services not yet recognized, proceeds from the exercise of the options, and the incremental income tax benefit or liability as if the awards were distributed during the period. We exclude common equivalent shares from the computation in loss periods as their effect would be antidilutive and we exclude common stock options from the computation of diluted EPS when their exercise price is greater than the average market price of our common stock. The following table sets forth the number of common stock options excluded from the computation of diluted EPS because the options' exercise prices were greater than the average market price of our common stock during the years presented:

	December 31,
	2008	2007	2006
	(Shares in Millions)
Common stock options excluded	27	34	48

        The following table sets forth comparative information regarding common shares outstanding:

	2008	2007	2006
	(Shares in Millions)
Common shares outstanding at January 1	1,148	1,226	1,391
Decrease for common shares repurchased and retired	(131)	(86)	(184)
Increase for stock options exercised and restricted stock units vested and distributed	7	8	19

Common shares outstanding at December 31	1,024	1,148	1,226

Weighted average number of common shares outstanding	1,110	1,195	1,262

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        The reconciliation of the amounts used in the basic and diluted EPS computation was as follows:

	Income	Shares	Per Share Amounts
	(Dollars and Shares in Millions, Except Per Share Amounts)
Year Ended December 31, 2008:
Basic EPS
Income from continuing operations attributable to The DIRECTV Group, Inc.	$1,515	1,110	$1.36
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	4	—

Diluted EPS
Adjusted income from continuing operations attributable to The DIRECTV Group, Inc.	$1,515	1,114	$1.36

Year Ended December 31, 2007:
Basic EPS
Income from continuing operations attributable to The DIRECTV Group, Inc.	$1,434	1,195	$1.20
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	7	—

Diluted EPS
Adjusted income from continuing operations attributable to The DIRECTV Group, Inc.	$1,434	1,202	$1.20

Year Ended December 31, 2006:
Basic EPS
Income from continuing operations attributable to The DIRECTV Group, Inc.	$1,420	1,262	$1.13
Effect of Dilutive Securities
Dilutive effect of stock options and restricted stock units	—	8	(0.01)

Diluted EPS
Adjusted income from continuing operations attributable to The DIRECTV Group, Inc.	$1,420	1,270	$1.12

Note 14: Share-Based Payment

        Under The DIRECTV Group, Inc. Amended and Restated 2004 Stock Plan as approved by our stockholders on June 5, 2007, shares, rights or options to acquire up to 21 million shares of common stock plus the number of shares that were granted under a former plan but which, after December 22, 2003 are forfeited, expire or are cancelled without the delivery of shares of common stock or otherwise result in the return of such shares to us, were authorized for grant through June 4, 2017, subject to the approval of the Compensation Committee of our Board of Directors. We issue new shares of our common stock when restricted stock units are earned and when stock options are exercised.

  Restricted Stock Units

        The Compensation Committee has granted restricted stock units under our stock plans to certain of our employees and executives. Annual awards are mostly performance-based, with final payments in

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

shares of our common stock. Final payment can be reduced from the target award amounts based on our company's performance over a three year performance period in comparison with pre-established targets. We determine the fair value of restricted stock units based on the closing stock price of our common shares on the date of grant.

        Changes in the status of outstanding restricted stock units were as follows:

	Stock Units	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	9,416,496	$17.99
Granted	2,692,310	23.19
Vested and Distributed	(3,166,095)	17.00
Forfeited	(1,245,271)	17.78

Nonvested at December 31, 2008	7,697,440	20.25

        The weighted average grant-date fair value of restricted stock units granted during the year ended December 31, 2007 was $23.69. The weighted average grant-date fair value of restricted stock units granted during the year ended December 31, 2006 was $13.57.

        The total fair value of restricted stock units vested and distributed was $54 million during the year ended December 31, 2008, $33 million during the year ended December 31, 2007 and $21 million during the year ended December 31, 2006.

  Stock Options

        The Compensation Committee has also granted stock options to acquire our common stock under our stock plans to certain of our employees and executives. The exercise price of options granted is equal to at least 100% of the fair market value of the common stock on the date the options were granted. These nonqualified options generally vest over one to five years, expire ten years from date of grant and are subject to earlier termination under certain conditions.

        Changes in the status of outstanding options were as follows:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in millions)
Outstanding at January 1, 2008	48,634,539	$28.69
Granted	—	—
Exercised	(5,506,070)	19.09
Forfeited or expired	(6,061,725)	33.18

Outstanding at December 31, 2008	37,066,744	29.38	2.1	$31

Exercisable at December 31, 2008	36,260,477	$29.54	2.0	$31

        The total intrinsic value of options exercised was $38 million during the year ended December 31, 2008, $59 million during the year ended December 31, 2007 and $115 million during the year ended December 31, 2006, based on the intrinsic value of individual awards on the date of exercise.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        The following table presents the estimated weighted average fair value for stock options granted under the Plan using the Black-Scholes valuation model along with the assumptions used in the fair value calculations. Expected stock volatility is based primarily on the historical volatility of our common stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected option life is based on historical exercise behavior and other factors.

2007
Estimated fair value per option granted	$8.27
Average exercise price per option granted	22.43
Expected stock volatility	22.5%
Risk-free interest rate	4.65%
Expected option life (in years)	7.0

        There were no stock options granted during the years ended December 31, 2008 and 2006.

        The following table presents amounts recorded related to share-based compensation:

	For the Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Share-based compensation expense recognized	$51	$49	$39
Tax benefits associated with share-based compensation expense	19	19	15
Actual tax benefits realized for the deduction of share-based compensation expense	43	36	50
Proceeds received from stock options exercised	105	118	257

        As of December 31, 2008, there was $70 million of total unrecognized compensation expense related to unvested restricted stock units and stock options that we expect to recognize as follows: $45 million in 2009 and $25 million in 2010.

Note 15: Other Income and Expenses

        The following table summarizes the components of "Other, net" in our Consolidated Statements of Operations for the years ended December 31:

	2008	2007	2006
	(Dollars in Millions)
Equity in earnings from unconsolidated affiliates	$55	$35	$27
Net gain (loss) from sale of investments	1	(6)	14
Other	(1)	(3)	1

Total other, net	$55	$26	$42

        See Note 6 regarding equity method investments and net gains and losses recorded on the sale of investments.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Note 16: Related-Party Transactions

        In the ordinary course of our operations, we enter into transactions with related parties as discussed below.

Liberty Media, Liberty Global and Discovery Communications

        As a result of the completion of the Liberty Transaction, beginning February 27, 2008, transactions with Liberty Media Corporation, or Liberty Media, and its affiliates, including its equity method investees, may be considered to be related party transactions as Liberty Media currently owns approximately 54% of our outstanding common stock. Our transactions with Liberty Media and its affiliates consist primarily of the purchase of programming.

        In addition, John Malone, Chairman of the Board of Directors of The DIRECTV Group, Inc. and of Liberty Media, has an approximate 23% voting interest in Discovery Communications, Inc., or Discovery Communications, and an approximate 32% voting interest in Liberty Global Inc., or Liberty Global, and serves as Chairman of Liberty Global, and certain of Liberty Media's management and directors also serve as directors of Discovery Communications or Liberty Global. As a result of this common ownership and management, transactions with Discovery Communications and Liberty Global, and their subsidiaries or equity method investees may be considered to be related party transactions. Our transactions with Discovery Communications and Liberty Global consist primarily of purchases of programming created, owned or distributed by Discovery Communications and its subsidiaries and investees.

News Corporation and affiliates

        News Corporation and its affiliates were considered related parties until February 27, 2008, when News Corporation transferred its 41% interest in our common stock to Liberty Media. Accordingly, the following contractual arrangements with News Corporation and its affiliates are considered related party transactions and reported through February 27, 2008: purchase of programming, products and advertising; license of certain intellectual property, including patents; purchase of system access products, set-top receiver software and support services; sale of advertising space; purchase of employee services; and use of facilities.

        As discussed below in Note 19, during the first quarter of 2008, we received a $160 million cash capital contribution, which we recorded as "Additional paid-in-capital" in the Consolidated Balance Sheets.

        The majority of payments under contractual arrangements with Liberty Media, Discovery Communications, Liberty Global and News Corporation entities relate to multi-year programming contracts. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming.

Other

        Other related parties include Globo, which provides programming and advertising to Sky Brazil, and companies in which we hold equity method investments, including Sky Mexico.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        The following table summarizes sales and purchase transactions with related parties:

	2008	2007	2006
	(Dollars in Millions)
Sales:
Liberty Media and affiliates	$36	$—	$—
Discovery Communications, Liberty Global and affiliates	10	—	—
News Corporation and affiliates	2	24	32
Other	9	—	—

Total	$57	$24	$32

Purchases:
Liberty Media and affiliates	$269	$—	$—
Discovery Communications, Liberty Global and affiliates	186	—	—
News Corporation and affiliates	167	901	783
Other	384	223	49

Total	$1,006	$1,124	$832

        The following table sets forth the amount of accounts receivable from and accounts payable to related parties as of December 31:

	2008	2007
	(Dollars in Millions)
Accounts receivable	$29	$22
Accounts payable	165	285

        The accounts receivable and accounts payable balances as of December 31, 2008 are primarily related to affiliates of Liberty Media and the accounts receivable and accounts payable balances as of December 31, 2007 are primarily related to affiliates of News Corporation.

        In addition to the transactions described above, in connection with our purchase of News Corporation's interests as part of the Sky Transactions, we made cash payments to News Corporation of $315 million in 2006. We received $127 million in cash from News Corporation in August 2006 for the repayment of a note receivable for the assumption of certain liabilities as part of the Sky Transactions described in Note 17.

Note 17: Acquisitions

Acquisitions

  Home Services Providers

        180 Connect.    On July 8, 2008, we acquired 100% of 180 Connect Inc.'s outstanding common stock and exchangeable shares. Simultaneously, in a separate transaction, UniTek USA, LLC acquired 100% of 180 Connect's cable service operating unit and operations in certain of our installation services markets in exchange for satellite installation operations in certain markets and $7 million in cash. These transactions provide us with control over a significant portion of DIRECTV U.S.' home service provider network. We paid $91 million in cash, net of the $7 million we received from UniTek USA, for the acquisition, including the equity purchase price, repayment of assumed debt and related transaction costs.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        We accounted for the 180 Connect acquisition using the purchase method of accounting, and began consolidating the results from the date of acquisition. The December 31, 2008 consolidated financial statements reflect the preliminary allocation of the $91 million net purchase price to assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition using information currently available. The assets acquired included approximately $5 million in cash. Amounts allocated to tangible assets, deferred tax assets and liabilities, and accrued liabilities are estimates pending the completion of analyses currently in process. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill, resulting in an increase in goodwill of $142 million during 2008. We are currently evaluating whether the recorded goodwill will be deductible for tax purposes. The purchase price allocation is expected to be completed during the first half of 2009.

        The following table sets forth the preliminary allocation of the purchase price to the 180 Connect net assets acquired on July 8, 2008 (dollars in millions):

Total current assets	$21
Property and equipment	16
Goodwill	142

Total assets acquired	$179

Total current liabilities	$80
Other liabilities	8

Total liabilities assumed	$88

Net assets acquired	$91

        The following selected unaudited pro forma information is being provided to present a summary of the combined results of The DIRECTV Group and 180 Connect for 2008 and 2007 as if the acquisition had occurred as of the beginning of the respective periods, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect the results of our operations had 180 Connect operated as part of us for each of the periods presented, nor are they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

	Years Ended December 31,
	2008	2007
	(Dollars in Millions, Except Per Share Amounts)
Revenues	$19,693	$17,246
Net income attributable to The DIRECTV Group, Inc.	1,479	1,416
Basic and diluted earnings per common share	1.33	1.18

        Other.    In August 2008, we paid $11 million in cash to purchase certain assets and we assumed certain liabilities of another home service provider for DIRECTV U.S. We accounted for the acquisition using the purchase method of accounting, and began consolidating the results from the date of acquisition. Amounts allocated to tangible assets, deferred tax assets and liabilities, and accrued liabilities are estimates pending the completion of analyses currently in process. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill,

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

resulting in an increase in goodwill of $15 million during 2008. We expect the recorded goodwill to be deductible for tax purposes.

  Darlene Transaction

        On January 30, 2007, we acquired Darlene's 14% equity interest in DLA LLC for $325 million in cash. We accounted for the acquisition of this interest using the purchase method of accounting.

        The following table set forth the final allocation of the excess purchase price over the book value of the noncontrolling interest acquired:

Goodwill	$187
Intangible assets	75

Total assets acquired	262

Net assets acquired	$262

        Intangible assets that are included in "Intangible assets, net" in our Consolidated Balance Sheets include a subscriber related intangible asset to be amortized over six years and a trade name intangible asset to be amortized over 20 years from the Darlene Transaction.

  Sky Transactions

        During 2006 we completed the last in a series of transactions with News Corporation, Grupo Televisa, S.A., or Televisa, Globo and Liberty Media International, which we refer to as the Sky Transactions as further described below. The Sky Transactions resulted in the combination of the DTH satellite platforms of DIRECTV and SKY in Latin America into a single platform in each of the major territories in the region.

        Brazil.    On August 23, 2006, we completed the merger of our Brazil business, Galaxy Brasil Ltda., or GLB, with and into Sky Brazil, and completed the purchase of News Corporation's and Liberty Media International's interests in Sky Brazil. As a result of these transactions, we hold a 74% interest in the combined business. The purchase consideration for the transactions amounted to $670 million, including $396 million in cash paid, of which we paid $362 million to News Corporation and Liberty Media International in 2004 and $30 million to News Corporation in August 2006, the $64 million fair value of the reduction of our interest in GLB resulting from the merger and the assumption of Sky Brazil's $210 million bank loan.

        We accounted for the Sky Brazil acquisition using the purchase method of accounting, and began consolidating the results of Sky Brazil from the date of acquisition. We also accounted for the reduction of our interest in GLB resulting from the merger as a partial sale pursuant to EITF No. 90-13 "Accounting for Simultaneous Common Control Mergers," which resulted in us recording a one-time pre-tax gain during the third quarter of 2006 of $61 million in "Gain from disposition of businesses" in the Consolidated Statements of Operations.

        The following selected unaudited pro forma information is being provided to present a summary of the combined results of The DIRECTV Group and Sky Brazil for the year ended December 31, 2006 as if the acquisition had occurred as of the beginning of 2006, giving effect to purchase accounting adjustments. The pro forma data is presented for informational purposes only and may not necessarily reflect our results of operations had Sky Brazil operated as part of us for the period presented, nor are

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

they necessarily indicative of the results of future operations. The pro forma information excludes the effect of non-recurring charges.

Years Ended December 31, 2006
(Dollars in Millions, Except Per Share Amounts)
Revenues	$15,077
Operating profit	2,375
Income from continuing operations before income taxes	2,307
Net income attributable to The DIRECTV Group, Inc.	1,425
Basic earnings attributable to The DIRECTV Group, Inc. per common share	1.13
Diluted earnings attributable to The DIRECTV Group, Inc. per common share	1.12

        Mexico.    In Mexico, also as part of the Sky Transactions, DTVLA's local operating company, DIRECTV Mexico, sold its subscriber list to Sky Mexico and, after completing the transfer of its subscribers to Sky Mexico, ceased providing services in 2005. In 2006, upon completion of the transaction, we recorded a gain of $57 million in "Gain from disposition of businesses" in our Consolidated Statements of Operations when DLA LLC received an equity interest in Sky Mexico resulting from the sale of DIRECTV Mexico's subscriber list and transfer of subscribers to Sky Mexico. Also in February 2006, we acquired News Corporation's and Liberty Media International's equity interests in Sky Mexico for $373 million in cash. On April 27, 2006, we sold a portion of our equity interest to Televisa for $59 million in cash, which reduced our equity interest in Sky Mexico to 41%. We account for our investment in Sky Mexico using the equity method of accounting. See Note 6 for additional information regarding this investment.

        Other.    In 2004, we acquired Sky Multi-Country Partners and related entities for $30 million in cash. As part of this transaction, News Corporation agreed to reimburse us $127 million for the Sky entities' net liabilities we assumed, which we received from News Corporation in August 2006.

Note 18: Segment Reporting

        Our two reportable segments, DIRECTV U.S. and DIRECTV Latin America, acquire, promote, sell and distribute digital entertainment programming via satellite to residential and commercial subscribers. Corporate and Other includes the corporate office, eliminations and other entities.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        Selected information for our operating segments is reported as follows:

	DIRECTV U. S.	DIRECTV Latin America	Corporate and Other	Total
	(Dollars in millions)
2008
Revenues	$17,310	$2,383	$—	$19,693

Operating profit (loss)	$2,330	$426	$(61)	$2,695
Add: Depreciation and amortization expense	2,061	264	(5)	2,320

Operating profit (loss) before depreciation and amortization (1)	$4,391	$690	$(66)	$5,015

Segment assets	$12,546	$3,301	$692	$16,539
Capital expenditures	1,765	447	17	2,229
2007
Revenues	$15,527	$1,719	$—	$17,246

Operating profit (loss)	$2,402	$159	$(75)	$2,486
Add: Depreciation and amortization expense	1,448	235	1	1,684

Operating profit (loss) before depreciation and amortization (1)	$3,850	$394	$(74)	$4,170

Segment assets	$12,297	$2,456	$310	$15,063
Capital expenditures	2,326	336	30	2,692
2006
Revenues	$13,744	$1,013	$(2)	$14,755

Operating profit (loss)	$2,348	$79	$(70)	$2,357
Add: Depreciation and amortization expense	873	165	(4)	1,034

Operating profit (loss) before depreciation and amortization (1)	$3,221	$244	$(74)	$3,391

Segment assets	$11,687	$2,001	$1,453	$15,141
Capital expenditures	1,798	178	—	1,976

(1)
Operating profit (loss) before depreciation and amortization, which is a financial measure that is not determined in accordance with GAAP can be calculated by adding amounts under the caption "Depreciation and amortization expense" to "Operating profit (loss)." This measure should be used in conjunction with GAAP financial measures and is not presented as an alternative measure of operating results, as determined in accordance with GAAP. Our management and Board of Directors use operating profit (loss) before depreciation and amortization to evaluate the operating performance of our company and our business segments and to allocate resources and capital to business segments. This metric is also used as a measure of performance for incentive compensation purposes and to measure income generated from operations that could be used to fund capital expenditures, service debt or pay taxes. Depreciation and amortization expense primarily represents an allocation to current expense of the cost of historical capital expenditures and for intangible assets resulting from prior business acquisitions. To compensate for the exclusion of depreciation and amortization expense from operating profit, our management and Board of Directors separately measure and budget for capital expenditures and business acquisitions.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

  We believe this measure is useful to investors, along with GAAP measures (such as revenues, operating profit and net income), to compare our operating performance to other communications, entertainment and media service providers. We believe that investors use current and projected operating profit (loss) before depreciation and amortization and similar measures to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and amortization. Our management believes this is useful given the significant variation in depreciation and amortization expense that can result from the timing of capital expenditures, the capitalization of intangible assets, potential variations in expected useful lives when compared to other companies and periodic changes to estimated useful lives.

        The following represents a reconciliation of operating profit before depreciation and amortization to reported net income attributable to The DIRECTV Group, Inc. on the Consolidated Statements of Operations:

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Millions)
Operating profit before depreciation and amortization	$5,015	$4,170	$3,391
Depreciation and amortization expense	(2,320)	(1,684)	(1,034)

Operating profit	2,695	2,486	2,357
Interest income	81	111	146
Interest expense	(360)	(235)	(246)
Other, net	55	26	42

Income from continuing operations before income taxes	2,471	2,388	2,299
Income tax expense	(864)	(943)	(866)

Income from continuing operations	1,607	1,445	1,433
Income from discontinued operations, net of taxes	6	17	—

Net income	1,613	1,462	1,433
Less: Net income attributable to noncontrolling interests	(92)	(11)	(13)

Net income attributable to The DIRECTV Group, Inc	$1,521	$1,451	$1,420

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

        The following table presents revenues earned from subscribers located in different geographic areas. Property is grouped by its physical location.

	Years Ended and As of December 31,
	2008		2007		2006
	Revenues	Net Property & Satellites	Revenues	Net Property & Satellites	Revenues	Net Property & Satellites
	(Dollars in Millions)
North America
United States	$17,454	$5,728	$15,687	$5,330	$13,907	$4,088

South America and the Caribbean
Brazil	1,290	566	944	251	417	159
Venezuela	428	136	258	99	171	73
Argentina	325	131	211	85	152	78
Other	196	86	146	68	108	55

Total South America and the Caribbean	2,239	919	1,559	503	848	365

Total	$19,693	$6,647	$17,246	$5,833	$14,755	$4,453

Note 19: Commitments and Contingencies

Commitments

        At December 31, 2008, minimum future commitments under noncancelable operating leases having lease terms in excess of one year were primarily for satellite transponder leases and real property and aggregated $291 million, payable as follows: $51 million in 2009, $50 million in 2010, $47 million in 2011, $35 million in 2012, $36 million in 2013 and $72 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options, which we have not considered in the amounts disclosed. Rental expenses under operating leases were $95 million in 2008, $114 million in 2007 and $110 million in 2006.

        At December 31, 2008, our minimum payments under agreements to purchase broadcast programming, and the purchase of services that we have outsourced to third parties, such as billing services, and satellite telemetry, tracking and control, satellite construction and launch contracts and broadcast center services aggregated $3,601 million, payable as follows: $1,308 million in 2009, $1,178 million in 2010, $756 million in 2011, $228 million in 2012, $108 million in 2013 and $23 million thereafter.

        As of December 31, 2008, other long-term obligations totaling $210 million are payable approximately as follows: $80 million in 2009, $83 million in 2010 and $47 million in 2011. These amounts are recorded in "Accounts payable and accrued liabilities" and "Other liabilities and deferred credits" in the Consolidated Balance Sheets.

Contingencies

  Puerto Rico Condition

        In connection with approval by the Federal Communications Commission, or FCC, of the Liberty Transaction, the FCC imposed certain conditions related to attributable interests in two pay television

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

operations: DIRECTV Puerto Rico and Liberty Cablevision of Puerto Rico Ltd. We refer to the FCC's requirements as the "Puerto Rico Condition". Because neither News Corporation nor Liberty Media could satisfy the Puerto Rico Condition, in connection with the close of the transaction a Special Committee of independent directors of our Board of Directors approved an agreement with News Corporation and Liberty Media in which we assumed responsibility for the satisfaction, modification or waiver of the Puerto Rico Condition within the one year period specified by the FCC. As part of this agreement, during the first quarter of 2008, we received a $160 million cash capital contribution, which we recorded as "Additional paid-in-capital" in the Consolidated Balance Sheets.

        In order to comply with terms of the FCC order, effective February 25, 2009, we placed the shares of DIRECTV Puerto Rico into a trust and appointed an independent trustee who will oversee the management and operation of DIRECTV Puerto Rico, and will have the authority, subject to certain conditions, to divest ownership of DIRECTV Puerto Rico. We will continue to consolidate the results of DIRECTV Puerto Rico following this transaction.

  Redeemable Noncontrolling Interest

        In connection with our acquisition of Sky Brazil in 2006, our partner, Globo, who holds the remaining 25.9% interest, was granted the right, until January 2014, to require us to purchase all or a portion (but not less than half) of its shares in Sky Brazil. Upon exercising this right, the fair value of Sky Brazil shares will be determined, by mutual agreement or by an outside valuation expert, and we have the option to elect to pay for the Sky Brazil shares in cash, shares of our common stock or a combination of both. As of December 31, 2008, we estimate that Globo's 25.9% equity interest in Sky Brazil has a fair value of approximately $325 million to $450 million. We determined the range of fair values using significant unobservable inputs, which are Level 3 inputs under SFAS No. 157 and further determined that $325 million was our best estimate of fair value in that range. As of December 31, 2007, we estimate that Globo's 25.9% equity interest in Sky Brazil has a fair value of approximately $300 million to $450 million. We determined the range of fair values using significant unobservable inputs, which are Level 3 inputs under SFAS No. 157 and further determined that $300 million was our best estimate of fair value in that range. As a result of our adoption of the revisions to Topic D-98, discussed above in "Accounting Changes", we now account for the redeemable noncontrolling interest at fair value in the Consolidated Balance Sheets.

  Litigation

        Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims and proceedings are pending against us arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or demands that, if granted, could require us to pay damages or make other expenditures in amounts that could not be estimated at December 31, 2008. After discussion with counsel representing us in those actions, it is the opinion of management that such litigation is not expected to have a material adverse effect on our consolidated financial statements.

        Finisar Corporation.    As previously reported, we were successful in 2008 getting the jury verdict in the Finisar case vacated on appeal. The original verdict found the patent to be valid and willfully infringed, and the jury awarded approximately $79 million in damages. The trial court increased the damages award by $25 million because of the jury finding of willful infringement and awarded pre-judgment interest of $13 million. DIRECTV was also ordered to pay into escrow $1.60 per new

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(continued)

set-top receiver manufactured for use with the DIRECTV system beginning June 17, 2006 and continuing until the patent expires in 2012 or was otherwise found to be invalid. On April 18, 2008, the Court of Appeals reversed the verdict of the district court in part, vacated the findings of infringement, and remanded for further proceedings on the remaining issues finding that the district court had applied erroneous interpretations of certain terms of the claims. The Court found a principal independent claim to be anticipated and therefore invalid, and remanded for further proceedings regarding validity of other asserted claims in view of this finding. The Court reversed the verdict of willful infringement, and affirmed the earlier ruling finding several claims to be invalid prior to trial. Following these decisions, our appeal bond was terminated and the escrowed royalties were returned to us. In the remand now pending, initial summary judgment motions on invalidity of additional claims have been submitted. If necessary, there will be further proceedings and a trial of remaining issues, which is presently scheduled for October 2009.

  Income Tax Matters

        In 2008, we recorded a $48 million reduction to our unrecognized tax benefits as a result of the expiration of the statute of limitations in foreign and federal taxing jurisdictions, of which $27 million related to a previously divested business, which we included in "Income from discontinued operations, net of taxes" in the Consolidated Statements of Operations.

        In the second quarter of 2007, we recorded a $17 million reduction to our unrecognized tax benefits as a result of the settlement of a foreign withholding tax dispute from a previously divested business, which we included in "Income from discontinued operations, net of taxes" in the Consolidated Statements of Operations.

        We have received tax assessments from certain foreign jurisdictions and have agreed to indemnify previously divested businesses for certain tax assessments relating to periods prior to their respective divestitures. These assessments are in various stages of the administrative process or litigation, and we believe we have adequately provided for any related liability.

        While the outcome of these assessments and other tax issues cannot be predicted with certainty, we believe that the ultimate outcome will not have a material effect on our consolidated financial statements.

  Satellites

        We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economic relative to the risk of satellite failure. The insurance generally covers the unamortized book value of covered satellites. We do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At December 31, 2008, the net book value of in-orbit satellites was $2,184 million, of which $1,978 million was uninsured.

THE DIRECTV GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(concluded)

  Other

        In July 2008, we amended our agreement with Thomson such that the amount of the rebate we can earn from the purchase of set-top receivers was reduced from $57 million to $42 million and in return, we are no longer required to purchase $4 billion in set-top receivers over the contract term. We continue to be obligated to grant Thomson a portion of all set-top receiver purchases. As of December 31, 2008, included in "Accounts receivable, net" and "Investments and other assets" in the Consolidated Balance Sheets is a receivable for $21 million related to this agreement.

        We are contingently liable under standby letters of credit and bonds in the aggregate amount of $33 million at December 31, 2008.

Note 20: Selected Quarterly Data (Unaudited)

        The following table presents unaudited selected quarterly data for 2008 and 2007:

	1st	2nd	3rd	4th
	(Dollars in Millions, Except Per Share Amounts)
2008 Quarters
Revenues	$4,591	$4,807	$4,981	$5,314
Operating profit	657	801	658	579
Income from continuing operations	371	455	363	326
Income from discontinued operations, net of taxes	—	—	—	6
Net income attributable to The DIRECTV Group, Inc.	371	455	363	332
Basic and diluted earnings attributable to The DIRECTV Group, Inc. per common share from continuing operations	0.32	0.40	0.33	0.31
2007 Quarters
Revenues	$3,908	$4,135	$4,327	$4,876
Operating profit	563	740	566	617
Income from continuing operations	336	431	319	348
Income from discontinued operations, net of taxes	—	17	—	—
Net income attributable to The DIRECTV Group, Inc.	336	448	319	348
Basic and diluted earnings attributable to The DIRECTV Group, Inc. per common share from continuing operations	0.27	0.36	0.27	0.30

***

ANNEX E

AGREEMENT AND PLAN OF MERGER
Dated as of May 3, 2009
by and among
LIBERTY MEDIA CORPORATION,
LIBERTY ENTERTAINMENT, INC.,
THE DIRECTV GROUP, INC.
DIRECTV,
DTVG ONE, INC.,
and
DTVG TWO, INC.

E-i

E-ii

E-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of May 3, 2009 (this "Agreement"), is by and among LIBERTY MEDIA CORPORATION, a Delaware corporation ("Liberty"), LIBERTY ENTERTAINMENT, INC., a Delaware corporation and an indirect, wholly-owned Subsidiary of Liberty ("Splitco"), THE DIRECTV GROUP, INC., a Delaware corporation ("DIRECTV"), DIRECTV, a Delaware corporation and a direct, wholly-owned Subsidiary of DIRECTV ("Holdings"), DTVG ONE, INC., a Delaware corporation and a direct, wholly-owned Subsidiary of Holdings ("Merger Sub One"), and DTVG TWO, INC., a Delaware corporation and a direct, wholly-owned Subsidiary of Holdings ("Merger Sub Two"). Certain terms used in this Agreement are used as defined in Section 10.10.

        WHEREAS, Liberty, directly and indirectly through its Subsidiaries, is engaged in the Splitco Business, which is part of Liberty's Entertainment tracking stock group ("Liberty Entertainment");

        WHEREAS, subject to the receipt of the Liberty Stockholder Approval, prior to the Split-Off Effective Time, Liberty will (i) pursuant to the Reorganization Agreement, by and between Splitco and Liberty, in the form set forth in Exhibit B hereto (the "Reorganization Agreement"), complete the Restructuring and (ii) redeem, in accordance with the terms of the Reorganization Agreement and on a pro rata basis, a portion of the outstanding shares of its Liberty Entertainment Common Stock in exchange for all of the outstanding capital stock of Splitco (the "Split-Off");

        WHEREAS, Dr. John C. Malone ("Dr. Malone") and certain related Persons named in the Malone Agreement, after the consummation of the Split-Off but prior to the Splitco Merger, will contribute, or cause to be contributed, all shares of Series B Splitco Common Stock that are owned by them (the "Malone Splitco Shares") to Holdings in exchange for shares of Holdings Class B Common Stock in accordance with the terms and conditions of the Malone Agreement (the "Malone Contribution");

        WHEREAS, in accordance with the terms and conditions hereof, following the consummation of the Split-Off and the Malone Contribution, the parties intend to effectuate the Splitco Merger and the DIRECTV Merger, resulting in both Splitco and DIRECTV becoming wholly-owned Subsidiaries of Holdings;

        WHEREAS, the Board of Directors of Liberty has approved, and deems it advisable and in the best interests of Liberty and its stockholders (including the holders of Liberty Entertainment Common Stock) to consummate the Restructuring and the Split-Off;

        WHEREAS, the Special Committee of the Board of Directors of DIRECTV has approved, and deems it advisable and in the best interests of DIRECTV and its stockholders (other than Liberty, Splitco, Dr. Malone or any of their respective Affiliates) to consummate, and has recommended that the Board of Directors of DIRECTV approve, the DIRECTV Merger in which the issued and outstanding shares of capital stock of DIRECTV (other than the Liberty DIRECTV Shares and shares owned by DIRECTV) will be converted into shares of Holdings Common Stock;

        WHEREAS, the Board of Directors of DIRECTV, following receipt of the recommendation of the Special Committee, has approved, and deems it advisable and in the best interests of DIRECTV and its stockholders (other than Liberty, Splitco, Dr. Malone or any of their respective Affiliates) to consummate, the DIRECTV Merger in which the issued and outstanding shares of capital stock of DIRECTV (other than the Liberty DIRECTV Shares and shares owned by DIRECTV) will be converted into shares of Holdings Common Stock;

        WHEREAS, the Board of Directors of Splitco has approved, and deems it advisable and in the best interests of Splitco and its sole stockholder to consummate, the Splitco Merger in which the issued and outstanding shares of capital stock of Splitco will be converted into the right to receive shares of Holdings Common Stock;

        WHEREAS, in connection herewith, DIRECTV, Holdings, Splitco, Dr. Malone and the other Persons named therein have entered into a Voting- and Right of First Refusal Agreement dated as of the date hereof (the "Malone Agreement");

        WHEREAS, in connection herewith, Liberty, Greenlady, Greenlady II, LLC, Holdings and DIRECTV have entered into a Voting, Standstill, Non-Competition and Non-Solicitation Agreement dated as of the date hereof (the "Liberty Agreement"); and

        WHEREAS, the Malone Contribution, the Splitco Merger and the DIRECTV Merger are being undertaken pursuant to a single, integrated plan and, for federal income tax purposes, it is intended that (i) the exchange of Splitco Common Stock and DIRECTV Common Stock for Holdings Common Stock pursuant to the Mergers and the Malone Contribution, taken together, shall qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) the Splitco Merger and the Malone Contribution, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Code; and (iii) this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Liberty, Splitco, Holdings, Merger Sub One, Merger Sub Two and DIRECTV hereby agree as follows:

ARTICLE I
The Mergers

        SECTION 1.1 The Mergers.

        (a)   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the DIRECTV Effective Time, Merger Sub One shall be merged with and into DIRECTV (the "DIRECTV Merger"), and following the DIRECTV Merger the separate corporate existence of Merger Sub One shall thereupon cease, and DIRECTV shall be the surviving corporation in the DIRECTV Merger (the "DIRECTV Surviving Corporation"). As a result of the DIRECTV Merger, DIRECTV shall become a wholly-owned Subsidiary of Holdings.

        (b)   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Merger Effective Time, Merger Sub Two shall be merged with and into Splitco (the "Splitco Merger" and together with the DIRECTV Merger, the "Mergers"), and following the Splitco Merger the separate corporate existence of Merger Sub Two shall thereupon cease, and Splitco shall be the surviving corporation in the Splitco Merger (the "Splitco Surviving Corporation"). As a result of the Splitco Merger, Splitco shall become a direct wholly-owned Subsidiary of Holdings.

        SECTION 1.2 Closing.    The closing of the Mergers (the "Closing") shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties (the "Closing Date"), which date shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto.

        SECTION 1.3 Effective Time of the Mergers.    Subject to the provisions of this Agreement, as soon as practicable on the Closing Date and immediately after the consummation of the Malone Contribution, the parties shall (and shall cause their Subsidiaries to) cause the following to occur:

        (a)   DIRECTV shall file with the Secretary of State of the State of Delaware a certificate of merger, in the form required by and executed in accordance with the relevant provisions of the DGCL

(the "DIRECTV Certificate of Merger") and shall make all other filings or recordings required under the DGCL in connection with the DIRECTV Merger. The DIRECTV Merger shall become effective upon the due filing of the DIRECTV Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the DIRECTV Certificate of Merger (the time at which the DIRECTV Merger becomes effective is herein referred to as the "DIRECTV Effective Time").

        (b)   Splitco shall file with the Secretary of State of the State of Delaware a certificate of merger, in the form required by and executed in accordance with the relevant provisions of the DGCL (the "Splitco Certificate of Merger") and shall make all other filings or recordings required under the DGCL in connection with the Splitco Merger. The parties shall cause the Splitco Merger to become effective immediately after the DIRECTV Effective Time (the time at which the Splitco Merger becomes effective is herein referred to as the "Merger Effective Time").

        SECTION 1.4 Effects of the Mergers.    The Mergers shall have the effects set forth herein and in the DGCL. Without limiting the generality of the foregoing, and subject thereto, (i) at the DIRECTV Effective Time, all the properties, rights, privileges, powers and franchises of DIRECTV and Merger Sub One shall vest in the DIRECTV Surviving Corporation, and all debts, liabilities and duties of DIRECTV and Merger Sub One shall become the debts, liabilities and duties of the DIRECTV Surviving Corporation and (ii) at the Merger Effective Time, all the properties, rights, privileges, powers and franchises of Splitco and Merger Sub Two shall vest in the Splitco Surviving Corporation, and all debts, liabilities and duties of Splitco and Merger Sub Two shall become the debts, liabilities and duties of the Splitco Surviving Corporation.

        SECTION 1.5 Certificate of Incorporation and Bylaws of the DIRECTV Surviving Corporation, the Splitco Surviving Corporation and Holdings.

        (a)   At the DIRECTV Effective Time, the certificate of incorporation of DIRECTV (the "DIRECTV Charter") and the bylaws of DIRECTV (the "DIRECTV Bylaws") in effect immediately prior to the DIRECTV Effective Time shall be the certificate of incorporation and bylaws of the DIRECTV Surviving Corporation until thereafter amended as provided therein or by applicable Law.

        (b)   At the Merger Effective Time, the certificate of incorporation of Splitco (the "Splitco Charter") and the bylaws of Splitco (the "Splitco Bylaws") in effect immediately prior to the Merger Effective Time shall be the certificate of incorporation and bylaws of the Splitco Surviving Corporation until thereafter amended as provided therein or by applicable Law.

        (c)   DIRECTV shall cause the certificate of incorporation and bylaws of Holdings to be amended, immediately prior to the Malone Contribution, to read in their entirety in the forms set forth in Exhibit A-1 and Exhibit A-2 hereto, respectively, and such certificate of incorporation and bylaws shall be the certificate of incorporation and bylaws of Holdings until thereafter amended as provided therein or by applicable Law.

        SECTION 1.6 Directors and Officers of the DIRECTV Surviving Corporation, the Splitco Surviving Corporation and Holdings.

        (a)   The directors of Merger Sub One immediately prior to the DIRECTV Effective Time shall be, from and after the DIRECTV Effective Time, the initial directors of the DIRECTV Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the DIRECTV Surviving Corporation until each such director's successor is duly elected and qualified, or until their earlier death, resignation or removal. The directors of Merger Sub Two immediately prior to the Merger Effective Time shall be, from and after the Merger Effective Time, the initial directors of the Splitco Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Splitco Surviving Corporation until each such director's successor is duly elected and qualified, or until their earlier death, resignation or removal.

        (b)   The officers of Merger Sub One immediately prior to the DIRECTV Effective Time shall be the initial officers of the DIRECTV Surviving Corporation. The officers of Merger Sub Two immediately prior to the Merger Effective Time shall be the initial officers of the Splitco Surviving Corporation.

        (c)   The directors of DIRECTV immediately prior to the Malone Contribution, plus one additional independent director to be designated by the Board of Directors of DIRECTV, shall be, from and after the time immediately prior to the Malone Contribution, the directors of Holdings, each to hold office in accordance with the certificate of incorporation and bylaws of Holdings until each such director's successor is duly elected and qualified, or until their earlier death, resignation or removal (the "Current Board"); provided, that, to the extent all of such persons (excluding the one additional independent director to be designated by the Board of Directors of DIRECTV) are not the persons who comprise the entire Board of Directors of DIRECTV as of the date hereof, then, from and after the time immediately prior to the Malone Contribution, the directors of Holdings instead shall be comprised of (i) three individuals that serve on the Board of Directors of Splitco immediately prior to the Malone Contribution as designated by the Board of Directors of Splitco, (ii) seven individuals that serve on the Board of Directors of DIRECTV immediately prior to the Malone Contribution as designated by the Board of Directors of DIRECTV and (iii) one additional independent director to be designated by the Board of Directors of DIRECTV (the "Alternative Board"). If the Current Board serves as the Board of Directors of Holdings from and after the time immediately prior to the Malone Contribution, then, once classification of the Board of Directors of Holdings is required pursuant to the certificate of incorporation of Holdings, such directors shall each hold office in the corresponding class of directors as such director held at DIRECTV immediately prior to the Malone Contribution. If the Alternative Board serves as the Board of Directors of Holdings from and after the time immediately prior to the Malone Contribution, then, once classification of the Board of Directors of Holdings is required pursuant to the certificate of incorporation of Holdings, such directors shall be apportioned among the classes of directors in accordance with the certificate of incorporation of Holdings; provided, that, the three directors designated by the Board of Directors of Splitco shall be placed in separate classes. The officers of DIRECTV immediately prior to the DIRECTV Effective Time shall be, from and after the DIRECTV Effective Time, the officers of Holdings.

        (d)   Liberty and Splitco shall elect, and cause to be elected, the individuals set forth in Section 1.6(d) of the DIRECTV Disclosure Schedule to be the directors of Greenlady, from and after the DIRECTV Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of Greenlady, until each such director's successor is duly elected and qualified, or until their earlier death, resignation or removal. Liberty and Splitco shall cause the nomination and election of the directors contemplated in the immediately preceding sentence to be approved by the directors of Greenlady, (subject to the fiduciary duties and obligations of such directors) prior to the DIRECTV Effective Time.

ARTICLE II
Effect of the Mergers on the Capital Stock of the
Constituent Corporations; Exchange of Certificates; Stock Options

        SECTION 2.1 Effect on Capital Stock.

        (a)   At the DIRECTV Effective Time, by virtue of the DIRECTV Merger and without any action on the part of the holder of any shares of capital stock of any party:

            (i)  Conversion of DIRECTV Common Stock.    Subject to Sections 2.1(c) and 2.1(d), each share of common stock of DIRECTV, par value $0.01 per share (the "DIRECTV Common Stock"), issued and outstanding immediately prior to the DIRECTV Effective Time, other than (A) any shares of DIRECTV Common Stock to be canceled pursuant to Section 2.1(a)(ii) and (B) the Liberty DIRECTV Shares, which shall remain issued and outstanding and are not affected by the DIRECTV Merger, shall be automatically converted into and become the right to receive one (the "DIRECTV Exchange Ratio") validly issued, fully paid and nonassessable share of Holdings Class A Common Stock (the "DIRECTV Merger Consideration"). At the DIRECTV Effective Time, except for the Liberty DIRECTV Shares and except as otherwise provided herein, all shares of DIRECTV Common Stock outstanding immediately prior to the DIRECTV Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of a DIRECTV Certificate and each holder of uncertificated shares of DIRECTV Common Stock (other than any holder of Liberty DIRECTV Shares) shall cease to have any rights with respect thereto, except that such DIRECTV Certificate or uncertificated share shall represent only the right to receive (x) the DIRECTV Merger Consideration deliverable in respect of the shares of DIRECTV Common Stock represented by such DIRECTV Certificate or uncertificated share immediately prior to the DIRECTV Effective Time, (y) any cash in lieu of fractional shares payable pursuant to Section 2.1(c) and (z) any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such DIRECTV Certificate or uncertificated share in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed DIRECTV Certificate, Section 2.2(e)).

           (ii)  Cancellation of Shares.    Each issued share of DIRECTV Common Stock that is owned by DIRECTV immediately prior to the DIRECTV Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (iii)  Conversion of Merger Sub One Common Stock.    The shares of common stock, par value $0.01 per share, of Merger Sub One ("Merger Sub One Common Stock") issued and outstanding immediately prior to the DIRECTV Effective Time shall be, in the aggregate, automatically converted into that number of shares of common stock of the DIRECTV Surviving Corporation equal to the number of shares of DIRECTV Common Stock that are outstanding immediately prior to the DIRECTV Effective Time, excluding the Liberty DIRECTV Shares and shares of DIRECTV Common Stock canceled pursuant to Section 2.1(a)(ii). Each share of Merger Sub One Common Stock converted into shares of common stock of the DIRECTV Surviving Corporation shall be duly authorized and validly issued, fully paid and nonassessable.

        (b)   At the Merger Effective Time, by virtue of the Splitco Merger and without any action on the part of the holder of any shares of capital stock of any party:

            (i)  Conversion of Splitco Common Stock.    Subject to Sections 2.1(c) and 2.1(d), each share, other than shares to be canceled pursuant to Section 2.1(b)(ii), of Series A Splitco Common Stock and Series B Splitco Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into and become the right to receive a number of shares of validly issued, fully paid and nonassessable shares of Holdings Class A Common Stock equal to the Splitco Exchange Ratio (the "Splitco Merger Consideration" and together with the DIRECTV Merger Consideration, the "Merger Consideration"). At the Merger Effective Time, except as otherwise provided herein, all shares of Splitco Common Stock outstanding immediately prior to the Merger Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of a Splitco Certificate and each holder of uncertificated shares of Splitco Common Stock shall cease to have any rights with respect thereto, except that such Splitco Certificate or uncertificated share shall represent only the right to receive (x) the Splitco Merger Consideration deliverable in respect of the shares of Splitco Common Stock represented by such Splitco Certificate or uncertificated share immediately prior to the Merger Effective Time, (y) any cash in lieu of fractional shares payable pursuant to Section 2.1(c) and (z) any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Splitco Certificate or uncertificated share in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed Splitco Certificate, Section 2.2(e)).

           (ii)  Cancellation of Shares.    Each issued share of Splitco Common Stock that is owned by Splitco or Holdings immediately prior to the Merger Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (iii)  Conversion of Merger Sub Two Common Stock.    Each share of common stock, par value $0.01 per share, of Merger Sub Two issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one duly authorized and validly issued, fully paid and nonassessable share of Series A Common Stock of the Splitco Surviving Corporation.

        (c)  Fractional Shares.

            (i)  No certificates, scrip or book-entry credit representing fractional shares of Holdings Common Stock will be issued upon the conversion of Splitco Common Stock or DIRECTV Common Stock pursuant to Section 2.1, and to the extent that any holder of Splitco Common Stock or DIRECTV Common Stock would otherwise be entitled to receive a fractional share of Holdings Common Stock, no such fractional shares will be issued to such holder as a result of the Splitco Merger or DIRECTV Merger and no such holder shall be entitled to vote or to any rights of a holder of Holdings Common Stock with respect to fractional shares such holder otherwise would be entitled to receive. For purposes of this Section 2.1(c), all fractional share interests to which each record holder would be entitled will be aggregated and sold by the Exchange Agent pursuant to Section 2.1(c)(ii).

           (ii)  Fractional shares of Holdings Common Stock that would otherwise be allocable to any former holders of Splitco Common Stock or DIRECTV Common Stock in the Mergers will be aggregated, and the Exchange Agent shall sell the aggregate shares in the public market. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Splitco Common Stock, DIRECTV Common Stock or the Malone Splitco Shares, as applicable, entitled to receive such cash. No interest shall accrue on any cash payable pursuant to this Section 2.1(c). Payment for fractional shares of Holdings Common Stock that would otherwise be allocable to any former holders of Splitco Common Stock receiving shares of Holdings Common Stock in the Malone Contribution will be determined in accordance with the terms and provisions of the Malone Agreement.

          (d)   Adjustments to Exchange Ratios.    So as to maintain the relative proportionate interests of the holders of the Splitco Common Stock and the DIRECTV Common Stock in Holdings Common Stock immediately following the Merger Effective Time intended by this Agreement as of the date hereof, the Splitco Exchange Ratio, the Splitco Merger Consideration, the DIRECTV Exchange Ratio and the DIRECTV Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, DIRECTV Common Stock, Liberty Entertainment Common Stock, Splitco Common Stock or Holdings Common Stock or other securities), reorganization, recapitalization, reclassification, combination or exchange of shares, or other similar change with respect to (i) DIRECTV Common Stock having a record date on or after the date hereof and prior to the DIRECTV Effective Time, (ii) Splitco Common Stock having a record date occurring after the Split-Off Effective Time and prior to the Merger Effective Time and (iii) Liberty Entertainment Common Stock having a record date occurring on or after the date hereof and prior to the Split-Off Effective Time.

        SECTION 2.2 Exchange of Certificates and Book-Entry Shares.

          (a)   Exchange Agent.    At or prior to the DIRECTV Effective Time, Holdings shall deposit, in trust for the benefit of the holders of Splitco Common Stock and DIRECTV Common Stock, with the Exchange Agent, pursuant to an agreement reasonably satisfactory to DIRECTV and Liberty (the "Exchange Agreement"), for exchange in accordance with this Article II and pursuant to the Malone Contribution, through the Exchange Agent, certificates (or evidence of shares in book-entry form) representing the shares of Holdings Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Splitco Common Stock and DIRECTV Common Stock and pursuant to the Malone Contribution (such shares of Holdings Common Stock, together with any dividends or other distributions with respect thereto with a record date after the Merger Effective Time and any cash payments in lieu of any fractional shares of Holdings Common Stock received by the Exchange Agent through sales contemplated by Section 2.1(c), being hereinafter referred to as the "Exchange Fund").

          (b)   Exchange Procedures.    Promptly after the Merger Effective Time, and in any event no later than ten Business Days after the Merger Effective Time, Holdings shall cause the Exchange Agent to mail to each holder of record of a certificate (or evidence of shares in book-entry form) which immediately prior to the DIRECTV Effective Time or the Merger Effective Time, as applicable, represented outstanding shares of DIRECTV Common Stock (other than the Liberty DIRECTV Shares) (the "DIRECTV Certificates") or of Splitco Common Stock (other than the Malone Splitco Shares) (the "Splitco Certificates" and together with the DIRECTV Certificates, the "Certificates"), which at the DIRECTV Effective Time or the Merger Effective Time, as applicable, were converted into the right to receive the DIRECTV Merger Consideration or the Splitco Merger Consideration, as applicable, pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form and shall have such other provisions (including customary provisions with respect to delivery of an "agent's message" with respect to shares held in book-entry form) as Holdings may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates (or evidence of shares in book-entry form) representing, as applicable, the DIRECTV Merger Consideration or the Splitco Merger Consideration, any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Holdings Common Stock to which such holders are entitled pursuant to Section 2.1(c). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate (or evidence of shares in book-entry form) representing that number of whole shares of Holdings Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all the shares of Splitco Common Stock or DIRECTV Common Stock then held by such holder under all such Certificates so surrendered, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c) and (C) cash in lieu of any fractional shares of Holdings Common Stock to which such holder is entitled pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Splitco Common Stock or DIRECTV Common Stock that is not registered in the transfer records of Splitco or DIRECTV, as applicable, a certificate (or evidence of shares in book-entry form) representing the proper number of shares of Holdings Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such issuance shall have paid any transfer and other taxes required by reason of the issuance of shares of Holdings Common Stock to a Person other than the registered holder of such Certificate or shall have established to the reasonable satisfaction of the Splitco Surviving Corporation or DIRECTV Surviving Corporation, as applicable, that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the DIRECTV Effective Time or the Merger Effective Time, as applicable, to represent only the right to receive as applicable, the DIRECTV Merger Consideration or the Splitco Merger Consideration, any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Holdings Common Stock to which such holder is entitled pursuant to Section 2.1(c), in each case, without interest.

          (c)   Distributions with Respect to Unexchanged Shares.    No dividends or other distributions with respect to Holdings Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Holdings Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Holdings Common Stock shall be paid to any such holder pursuant to Section 2.1(c), in each case until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Following surrender of any Certificate in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) promptly following the time of such surrender, the amount of cash payable in lieu of any fractional shares of Holdings Common Stock to which such holder is entitled pursuant to Section 2.1(c) and the amount of dividends or other distributions, payable with respect to that number of whole shares of Holdings Common Stock issuable in exchange for such Certificate pursuant to this Article II, with a record date after the Merger Effective Time and paid with respect to Holdings Common Stock prior to such surrender, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Holdings Common Stock.

          (d)   Transfer Books; No Further Ownership Rights.    All shares of Holdings Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any dividends or other distributions paid pursuant to Section 2.2(c) and cash paid in lieu of any fractional shares pursuant to Section 2.1(c)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Splitco Common Stock or DIRECTV Common Stock previously represented by such Certificates, and at the DIRECTV Effective Time and the Merger Effective Time, as applicable, the stock transfer books of DIRECTV and Splitco shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of (x) the DIRECTV Surviving Corporation of the shares of DIRECTV Common Stock that were outstanding immediately prior to the DIRECTV Effective Time (except for the Liberty DIRECTV Shares, which are to remain issued and outstanding and are not affected by the DIRECTV Merger) and (y) the Splitco Surviving Corporation of the shares of Splitco Common Stock that were outstanding immediately prior to the Merger Effective Time. Except as required by applicable Law, from and after the DIRECTV Effective Time and the Merger Effective Time, as applicable the holders of Certificates that evidenced ownership of shares of Splitco Common Stock or DIRECTV Common Stock outstanding immediately prior to the DIRECTV Effective Time or the Merger Effective Time shall cease to have any rights with respect to such shares. Subject to the last sentence of Section 2.2(f), if, at any time after the DIRECTV Effective Time or the Merger Effective Time, as applicable, Certificates are presented to the Splitco Surviving Corporation, the DIRECTV Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

          (e)   Lost, Stolen or Destroyed Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdings, the posting by such Person of a bond, in such reasonable amount as Holdings may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, as applicable, the DIRECTV Merger Consideration or Splitco Merger Consideration, any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.2(c) and cash in lieu of any fractional share interests of Holdings Common Stock to which such holder would be entitled pursuant to Section 2.1(c), in each case pursuant to this Agreement.

          (f)    Termination of Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for sixty (60) calendar days after the Merger Effective Time shall be delivered to Holdings, upon demand by Holdings, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Holdings for payment of their claim for (i) the DIRECTV Merger Consideration or the Splitco Merger Consideration, as applicable, (ii) any dividends or other distributions with respect to shares of Holdings Common Stock and (iii) cash in lieu of any fractional share interests of Holdings Common Stock in accordance with this Article II. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.2(c) and all cash payable in lieu of fractional shares pursuant to Section 2.1(c)) would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.2(c) and all cash payable in lieu of fractional shares pursuant to Section 2.1(c)) shall become, to the extent permitted by applicable Law, the property of Holdings, free and clear of all claims or interest of any Person previously entitled thereto.

          (g)   No Liability.    Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Splitco Surviving Corporation, the DIRECTV Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Holdings Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of any fractional shares of Holdings Common Stock or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (h)   Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund received through the public market aggregated sales of fractional share interests effectuated in accordance with the Exchange Agreement as directed by Holdings. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Holdings.

          (i)    Withholding Taxes.    Holdings and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Splitco Common Stock or DIRECTV Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, Holdings and the Exchange Agent shall be treated as though they withheld from the type of consideration from which withholding is required, an appropriate amount otherwise payable pursuant to this Agreement to any holder of shares of Splitco Common Stock or DIRECTV Common Stock in order to provide for such withholding obligation and such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of Splitco Common Stock or DIRECTV Common Stock.

        SECTION 2.3 DIRECTV Stock Options and other Stock-Based Awards.    Prior to the DIRECTV Effective Time, DIRECTV or the Board of Directors of DIRECTV (or the applicable committee thereof), as applicable, shall adopt resolutions and take all other actions necessary to effectuate the actions set forth in Section 2.3 of the DIRECTV Disclosure Schedule and to ensure that, notwithstanding anything to the contrary, following the DIRECTV Effective Time, no Person shall have any right to acquire any securities of DIRECTV or to receive any payment, right or benefit with respect to any award previously granted under any DIRECTV Stock Plan (whether hereunder, under any DIRECTV Stock Plan or individual award agreement or otherwise), except the right to receive a payment, right or benefit with respect thereto as provided in Section 2.3 of the DIRECTV Disclosure Schedule.

        SECTION 2.4 Splitco Stock Options and other Stock-Based Awards.

        (a)   At the Split-Off Effective Time, in accordance with the terms and conditions of the Reorganization Agreement, Liberty and Splitco shall adjust the terms of all outstanding options to acquire, stock appreciation rights relating to and restricted shares relating to, shares of Liberty Entertainment Common Stock to reflect the consummation of the Split-Off.

        (b)   Prior to the Merger Effective Time, each of Liberty and Splitco or the Board of Directors of each of Liberty and Splitco (or any applicable committee thereof), as applicable, shall adopt resolutions and take all other actions necessary to effectuate the actions set forth in Section 2.4 of the Liberty Disclosure Schedule and to ensure that, notwithstanding anything to the contrary, following the Merger Effective Time, no Person shall have any right to acquire any securities of Splitco or to receive any payment, right or benefit with respect to any award previously granted under the Splitco Stock Plans (whether hereunder, under any Splitco Stock Plan or individual award agreement or otherwise), except the right to receive a payment, right or benefit with respect thereto as provided in Section 2.4 of the Liberty Disclosure Schedule.

        SECTION 2.5 Actions by Holdings.

        (a)   At the DIRECTV Effective Time and the Merger Effective Time, as applicable, by virtue of the Mergers and without the need of any further corporate action by Holdings, Holdings shall assume the DIRECTV Adjusted Options and DIRECTV Adjusted RSUs (collectively, the "DIRECTV Equity Awards") and the Splitco Adjusted Options, Splitco Adjusted SARs, and the Splitco Adjusted Restricted Shares (collectively, the "Splitco Adjusted Equity Awards" and collectively with the DIRECTV Equity Awards, the "Holdings Equity Awards"), with the result that (i) at the DIRECTV Effective Time, Holdings shall assume the DIRECTV Stock Plans, including all obligations with respect to the DIRECTV Equity Awards outstanding at the DIRECTV Effective Time (adjusted pursuant to Section 2.3) and (ii) at the Merger Effective Time, Holdings shall assume the Splitco Stock Plans, including all obligations of Splitco with respect to the Splitco Adjusted Equity Awards outstanding at the Merger Effective Time (adjusted pursuant to Section 2.4). In addition, at the Merger Effective Time, Holdings shall adopt one or more incentive plans, including an executive officer cash bonus plan (such plans, together with the DIRECTV Stock Plans and the Splitco Stock Plans, the "Holdings Incentive Plans").

        (b)   As soon as practicable after the Merger Effective Time, Holdings shall prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Holdings Common Stock at least equal to the number of shares subject to the Holdings Equity Awards. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as such Holdings Equity Awards remain outstanding.

        (c)   As soon as practicable after the Merger Effective Time, Holdings shall deliver to the holders of a Holdings Equity Award appropriate notices setting forth such holders' rights pursuant to the Holdings Incentive Plans, and the agreements evidencing the grants of such Holding Equity Awards after giving effect to the Mergers and the adjustments required by Sections 2.3 and 2.4.

ARTICLE III
Representations and Warranties of Liberty and Splitco Regarding Liberty

        Subject to Section 6.24 and except as set forth in the correspondingly identified subsection of the disclosure schedule delivered by Liberty to DIRECTV simultaneously with the execution of this Agreement (the "Liberty Disclosure Schedule"), Liberty and Splitco represent and warrant to DIRECTV:

        SECTION 3.1 Organization, Standing and Corporate Power.

        (a)   Liberty is (a) a corporation duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as currently conducted, and (b) duly qualified or licensed to do business and, to the extent applicable, in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to be so qualified, licensed or in good standing, except where the failures to be so qualified, licensed or in good standing have not had a Material Adverse Effect on Splitco ("Splitco Material Adverse Effect").

        (b)   Liberty has delivered to DIRECTV correct and complete copies of its certificate of incorporation and bylaws (the "Liberty Charter Documents"), in each case as amended to the date of this Agreement. All such Liberty Charter Documents are in full force and effect and Liberty is not in violation of any of their respective provisions.

        SECTION 3.2 Capitalization.

        (a)   The authorized capital stock of Liberty consists of (i) 20,375,000,000 shares of common stock, par value $0.01 per share, of which 4,000,000,000 shares have been designated Series A Liberty Entertainment Common Stock, 150,000,000 shares have been designated Series B Liberty Entertainment Common Stock and 4,000,000,000 shares have been designated Series C Liberty Entertainment Common Stock, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share ("Liberty Preferred Stock"). At the close of business on April 30, 2009, (i) 494,616,028 shares of Series A Liberty Entertainment Common Stock were issued and outstanding, (ii) 23,697,987 shares of Series B Liberty Entertainment Common Stock were issued and outstanding, (iii) no shares of Series C Liberty Entertainment Common Stock were issued or outstanding, (iv) no shares of Liberty Entertainment Common Stock were held by Liberty in its treasury, (v) 21,016,409 shares of Series A Liberty Entertainment Common Stock were reserved for issuance under the Liberty Stock Plans (of which 15,889,652 shares of Series A Liberty Entertainment Common Stock were subject to outstanding Liberty Entertainment Equity Awards granted under the Liberty Stock Plans (which excludes 5,633,052 options to acquire Series B Liberty Entertainment Common Stock that can be exercised for Series A Liberty Entertainment Common Stock, on a one-for-one basis, at the option of the holder)), (vi) 7,993,052 shares of Series B Liberty Entertainment Common Stock were reserved for issuance under the Liberty Stock Plans (of which 5,993,052 shares of Series B Liberty Entertainment Common Stock were subject to outstanding Liberty Entertainment Equity Awards granted under the Liberty Stock Plans (which includes 5,633,052 options to acquire Series B Liberty Enterainment Common Stock that can be exercised for Series A Liberty Entertainment Common Stock, on a one-for-one basis, at the option of the holder)), (vii) no shares of Series C Liberty Entertainment Common Stock were reserved for issuance under the Liberty Stock Plans and (viii) no shares of Liberty Preferred Stock were issued or outstanding. All outstanding shares of Liberty Entertainment Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Included in Section 3.2(a) of the Liberty Disclosure Schedule is (x) a correct and complete list, as of April 30, 2009, of all outstanding options, stock appreciation or other rights to purchase or receive shares of Liberty Entertainment Common Stock granted under the Liberty Stock Plans or otherwise by Liberty, and, for each such option, stock appreciation or other right, (A) the number of shares of Liberty

Entertainment Common Stock subject thereto and the exercise price thereof and (B) the terms of vesting, and the grant and expiration dates thereof and the name of the holder thereof and (y) the aggregate number of shares of Liberty Entertainment Common Stock that are issuable pursuant to all outstanding options, stock appreciation rights or other rights to purchase or receive shares of Liberty Entertainment Common Stock. All Liberty Entertainment Stock Options which vested after December 31, 2004, have an exercise price equal to no less than the fair market value of the underlying shares of Liberty Entertainment Common Stock on the date of grant (as adjusted to reflect corporate transactions which have occurred since the date of grant). Since April 30, 2009, Liberty has not issued any shares of Liberty Entertainment Common Stock, or any securities convertible into or exchangeable or exercisable for any shares of Liberty Entertainment Common Stock, other than pursuant to the exercise of outstanding options or stock appreciation rights referred to above in this Section 3.2(a) or as is contemplated by Section 6.2(a)(i)(A).

        (b)   Except as expressly provided by any Transaction Agreement, there are no outstanding obligations of Liberty or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Liberty Entertainment Common Stock (or any options, warrants or other rights to acquire any shares of Liberty Entertainment Common Stock) other than Liberty Entertainment Restricted Shares that may be forfeited by their terms.

        SECTION 3.3 Authority; Noncontravention; Voting Requirements.

        (a)   Liberty has all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, and, subject to obtaining the Liberty Stockholder Approval, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance by Liberty of this Agreement and each other Transaction Agreement to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by Liberty's Board of Directors, and except for obtaining the Liberty Stockholder Approval, no other corporate action on the part of Liberty is necessary to authorize the execution, delivery and performance by Liberty of this Agreement and each other Transaction Agreement to which it is a party and the consummation by it of the Transactions. This Agreement and each other Transaction Agreement to which it is a party has been duly executed and delivered by Liberty and, assuming due authorization, execution and delivery hereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of Liberty, enforceable against Liberty in accordance with each of their respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the "Bankruptcy and Equity Exception").

        (b)   Except as set forth in Section 3.3(b) of the Liberty Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Agreements to which it is a party by Liberty nor the consummation by Liberty of the Transactions, nor compliance by Liberty with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will:

            (i)  conflict with or violate any provision of the Liberty Charter Documents;

           (ii)  violate, or conflict with, or result in a breach of any provision of, or constitute a change of control or default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or require any action, consent, waiver or approval of any third party or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or give rise to any obligation to make a payment under, or to any increased, additional or guaranteed rights of any Person under, or result in the creation of any Lien upon any of the properties or assets of Liberty or any of its

  Subsidiaries or under any of the terms, conditions or provisions of any material Contract to which Liberty or any of its Subsidiaries is a party or pursuant to which any of their respective properties or assets are bound, except for any such conflicts, violations, breaches, defaults or occurrences which would not prevent or materially delay the performance of this Agreement by Liberty;

          (iii)  assuming the approvals required under Section 3.3(b)(iv) are obtained, violate any order, writ, or injunction, or any decree, or any material Law applicable to Liberty or any of its Subsidiaries, or any of their respective properties or assets; or

          (iv)  require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of any further amendments to its preliminary proxy statement filed April 24, 2009 relating to the Liberty Stockholders Meeting (as amended or supplemented from time to time, the "Liberty Proxy Statement"), the Splitco Form S-4 and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and the rules of The NASDAQ Global Select Market ("NASDAQ"), (B) filings required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions, (C) approval of the Transactions under the Communications Act (the "Liberty FCC Approvals"), and (D) the private letter rulings to be obtained from the Internal Revenue Service (the "IRS"), as contemplated by this Agreement and any filings made with the IRS in connection therewith, and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not prevent or materially delay the performance of this Agreement by Liberty.

        (c)   At a meeting of the Board of Directors of Liberty duly called and held, those directors of Liberty voting (and not abstaining) upon the following matters and constituting a majority of the entire Board of Directors of Liberty unanimously (i) approved and declared advisable (A) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement), (B) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution), and (C) this Agreement and the transactions contemplated hereby (including the Splitco Merger), and (ii) resolved to recommend that holders of Liberty Entertainment Common Stock approve the Split-Off (subject to Section 6.4).

        (d)   The affirmative vote (in person or by proxy) of the holders of record of a majority of the aggregate voting power of the shares of Liberty Entertainment Common Stock that are present (in person or by proxy) and entitled to vote at the Liberty Stockholders Meeting or any adjournment or postponement thereof, voting together as a single class, in favor of the approval of the Split-Off (the "Class Approval") is the only vote or approval of the holders of any class or series of capital stock of Liberty that is legally required to approve the Transactions; provided, however, that in addition to the foregoing, Liberty shall require the affirmative vote (in person or by proxy), at the Liberty Stockholders Meeting or any adjournment or postponement thereof, of the holders of record, voting together as a separate class, of a majority of the aggregate voting power of the shares of Liberty Entertainment Common Stock outstanding on the record date for the Liberty Stockholders Meeting, excluding any Excluded Malone Shares and shares of Liberty Entertainment Common Stock Beneficially Owned by any directors or officers of Liberty, without duplication, to approve (i) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement), (ii) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution), and (iii) this Agreement and the transactions contemplated hereby (including the Splitco Merger) (the "Minority Approval", and together with the Class Approval, the "Liberty Stockholder Approval").

        SECTION 3.4 Liberty SEC Documents.    As of their respective dates, all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by Liberty under the Securities Act or under the Exchange Act (the "Liberty SEC Documents") complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Liberty SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2008, Liberty has timely filed all reports and other filings required to be filed with the SEC under the rules and regulations of the SEC. The books and records of Liberty and its Subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements. Each of the foregoing representations in this Section 3.4 is made only with respect to information relating to the Splitco Business and with "materiality" being defined by reference to Splitco (after giving effect to the Restructuring and the Split-Off) and the Splitco Business.

        SECTION 3.5 Information Supplied.    None of the information supplied (or to be supplied) in writing by or on behalf of Liberty specifically for inclusion or incorporation by reference in, and which is included or incorporated by reference in, (a) the registration statement on Form S-4 to be filed with the SEC by Splitco in connection with the issuance of shares of Splitco Common Stock in the Split-Off (as amended or supplemented from time to time, the "Splitco Form S-4") and the registration statement on Form S-4 to be filed with the SEC by Holdings in connection with the issuance of shares of Holdings Common Stock in the Mergers and the Malone Contribution (as amended or supplemented from time to time, the "Holdings Form S-4") will, at the time (i) that each of the Splitco Form S-4 and the Holdings Form S-4, or any amendments or supplements thereto, are filed with the SEC, (ii) each of the Splitco Form S-4 and the Holdings Form S-4 becomes effective under the Securities Act, (iii) of the DIRECTV Stockholders Meeting, (iv) of the Liberty Stockholders Meeting, (v) of the Split-Off, (vi) of the DIRECTV Merger and (vii) of the Splitco Merger contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading, and (b) the Liberty Proxy Statement will, on the date it is first mailed to stockholders of Liberty and at the time of the Liberty Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication. The Liberty Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, Liberty makes no representation or warranty with respect to information regarding DIRECTV supplied by or on behalf of DIRECTV for inclusion or incorporation by reference in any of the foregoing documents.

        SECTION 3.6 Brokers and Other Advisors.    Except for Goldman, Sachs & Co. and JPMorgan Chase & Co., the fees and expenses of which will be paid by Liberty, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Liberty or any of its Subsidiaries. Liberty has heretofore delivered to DIRECTV a correct and complete copy of Liberty's engagement letter with each of Goldman, Sachs & Co. and JPMorgan Chase & Co., which letter describes all fees payable to Goldman, Sachs & Co. and JPMorgan Chase & Co., respectively, in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Goldman, Sachs & Co. and JPMorgan Chase & Co., respectively (as amended, the "Liberty Engagement Letters").

        SECTION 3.7 Liberty Owned DIRECTV Shares.

        (a)   As of the date hereof, all of the shares of DIRECTV capital stock Beneficially Owned by Liberty are owned as follows: (i) 170,000,000 shares of DIRECTV Common Stock are owned directly by Greenlady II, LLC (the "Greenlady II DIRECTV Shares") and (ii) 378,720,752 shares of DIRECTV Common Stock are owned directly by Greenlady (collectively, with the Greenlady II DIRECTV Shares, the "Liberty Owned DIRECTV Shares"). All of the Liberty Owned DIRECTV Shares are owned free and clear of any and all Liens, other than those Liens incurred in connection with the Greenlady Debt and other than those Liens incurred in connection with the DIRECTV Credit Facility. Except as provided for in this Section 3.7, Liberty does not Beneficially Own any other shares of DIRECTV capital stock or any options or other rights to purchase or receive shares of DIRECTV capital stock. Immediately following the Split-Off, Subsidiaries of Splitco will have good and valid title to the Liberty Owned DIRECTV Shares, free and clear of any and all Liens (other than Liens incurred in connection with the Greenlady Debt, Liens incurred in connection with the DIRECTV Credit Facility, transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and Liberty will have no right, title or interest in the Liberty Owned DIRECTV Shares.

        (b)   (i) Except for the equity collars associated with the Greenlady Debt, Liberty has not entered into or acquired any derivative contract with respect to any shares of DIRECTV Common Stock and (ii) Liberty has not entered into any other hedging or other similar transaction that has the effect of providing Liberty with the economic benefits, voting rights or risks of ownership of any shares of DIRECTV Common Stock other than the Liberty Owned DIRECTV Shares.

        SECTION 3.8 Indemnification Claims.

        (a)   As of the date of this Agreement, neither Liberty nor any of its Subsidiaries has submitted, or threatened in writing to submit, a claim for indemnification against News Corporation ("News") in accordance with either (i) that certain Share Exchange Agreement, dated as of December 22, 2006, by and between News and Liberty (the "Share Exchange Agreement") or (ii) any of the Ancillary Agreements.

        (b)   As of the date of this Agreement, News has not submitted, and to the Knowledge of Liberty, News has not threatened in writing to submit, a claim for indemnification against Liberty in accordance with either (i) the Share Exchange Agreement or (ii) any of the Ancillary Agreements.

        SECTION 3.9 Splitco Takeover Proposals.    As of the date of this Agreement, within the past two (2) years there have been no Splitco Takeover Proposals, other than as set forth in Section 3.9 of the Liberty Disclosure Schedule.

        SECTION 3.10 Sale of Assets.    The Transactions do not constitute a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets and properties of Liberty and its Subsidiaries (taken as a whole) under the terms of that certain Indenture, dated as of July 7, 1999, by and between Liberty and The Bank of New York, N.A., as trustee (as amended, modified or supplemented).

        SECTION 3.11 Solvency.    Immediately prior to, and after, the Closing, (a) the fair value of the assets of Liberty and each of its Subsidiaries will exceed each of its respective Liabilities, (b) each of Liberty and its Subsidiaries will be able to pay its Liabilities, as such Liabilities become absolute and matured and (c) neither Liberty nor any of its Subsidiaries will have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

        SECTION 3.12 State Takeover Statutes.    No "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 203 of the DGCL) applicable to Liberty is applicable to the Transactions. The action of the Board of Directors of Liberty in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

        SECTION 3.13 Opinion of Financial Advisor.    Goldman, Sachs & Co. has rendered its opinion to the Board of Directors of Liberty that, as of May 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion (the "Liberty Fairness Opinion"), the Splitco Exchange Ratio pursuant to this Agreement is fair from a financial point of view to those holders (other than Dr. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A, The Evan D. Malone Trust A and their respective Affiliates) of shares of Liberty Entertainment Common Stock who receive shares of Splitco Common Stock as a result of the Redemption (as defined in the Liberty Fairness Opinion), taken in the aggregate.

        SECTION 3.14 Investigation; Reliance.    Liberty and Splitco hereby acknowledge and agree that DIRECTV makes no representations or warranties to Liberty or Splitco, express or implied, other than those representations and warranties set forth in this Agreement and the other Transaction Agreements. Liberty and Splitco hereby expressly acknowledge and agree that, except in the case of fraud or willful breach, neither DIRECTV nor any Person will have or be subject to any liability to Liberty, Splitco or any other Person resulting from any statements or communications by DIRECTV or any of its Affiliates or Representatives with respect to any matter in connection with its investigation or evaluation of the Transactions, including any information, document or material made available in any offering memorandum, in any "data room," in any management presentations or in any other form, except for the representations and warranties expressly set forth in this Agreement and the Transaction Agreements.

ARTICLE IV
Representations and Warranties of Splitco

        This Article IV shall be interpreted as though the representations and warranties contained herein, including those made as of the date hereof, are made as if the consummation of the Restructuring and the Split-Off has already occurred. Except as set forth in the correspondingly identified subsection of the Liberty Disclosure Schedule, Splitco represents and warrants to DIRECTV:

        SECTION 4.1 Organization, Standing and Power.

        (a)   Each of Splitco and its Subsidiaries is (a) a corporation, limited liability company or other legal entity duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate or other power, as the case may be, and authority to own, lease, use and operate its properties and to conduct its business as currently conducted, and (b) duly qualified or licensed to do business and, to the extent applicable, in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to be so qualified, licensed or in good standing, except where the failures to be so qualified, licensed or in good standing have not had a Splitco Material Adverse Effect.

        (b)   Section 4.1(b) of the Liberty Disclosure Schedule lists all Subsidiaries of Splitco together with (i) the jurisdiction of organization of each such Subsidiary and (ii) in the case of Subsidiaries that are not wholly-owned by Splitco, the percentage owned by Splitco, or in the case of an indirect Subsidiary, the percentage owned by a Subsidiary of Splitco. Except as set forth in Section 4.1(b) of the Liberty Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Splitco have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by Splitco free and clear of all Liens. Except as set forth in Section 4.1(b) of the Liberty Disclosure Schedule, Splitco does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

        (c)   Splitco has delivered to DIRECTV correct and complete copies of its certificate of incorporation and bylaws (the "Splitco Charter Documents") and correct and complete copies of the certificates of incorporation, bylaws and stockholders' or governance agreements (or comparable organizational documents) of each of its Subsidiaries (the "Splitco Subsidiary Documents"), in each case as amended to the date of this Agreement. All such Splitco Charter Documents and Splitco Subsidiary Documents are in full force and effect and neither Splitco nor any of its Subsidiaries is in violation of any of their respective provisions. Splitco has made available to DIRECTV and its Representatives correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of stockholders, the Board of Directors (or comparable governing body) and each committee of the Board of Directors (or comparable governing body) of (i) Splitco held since January 6, 2009, (ii) each of GSN, FUN Technologies and their respective Subsidiaries held since January 1, 2008, and (iii) Liberty Sports Holdings, LLC and each of its Subsidiaries held since February 27, 2008.

        SECTION 4.2 Capitalization.

        (a)   Prior to the consummation of the Restructuring and the Split-Off, the authorized capital stock of Splitco consists of 10,000 shares of common stock, par value $0.01 per share and all of the issued and outstanding shares of which are held directly by Liberty Media LLC prior to the Split-Off. Immediately following the consummation of the Split-Off, (i) there will be outstanding a number of shares of Series A Splitco Common Stock equal to 90% of the shares of Series A Liberty Entertainment Common Stock outstanding as of the Redemption Date (subject to any adjustments for fractional shares in accordance with the terms of the Reorganization Agreement), (ii) there will be outstanding a number of shares of Series B Splitco Common Stock equal to 90% of the shares of Series B Liberty Entertainment Common Stock outstanding as of the Redemption Date (subject to any adjustments for fractional shares in accordance with the terms of the Reorganization Agreement), (iii) no shares of Series C Splitco Common Stock will be issued or outstanding, (iv) no shares of Splitco Common Stock will be held by Splitco in its treasury and (v) no shares of preferred stock of Splitco will be issued or outstanding. All outstanding shares of Splitco Common Stock are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. Prior to the consummation of the Split-Off, except as set forth in this Section 4.2 and as expressly provided by the Reorganization Agreement, there are no shares of capital stock, voting securities or equity interests of Splitco issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of Splitco, including any representing the right to purchase or otherwise receive any Splitco Common Stock. Included in Section 4.2(a) of the Liberty Disclosure Schedule is (x) a correct and complete list, as of April 30, 2009, of all outstanding options, stock appreciation or other rights to purchase or receive shares of Splitco Common Stock granted under the Splitco Stock Plans or otherwise by Splitco, and, for each such option, stock appreciation or other right, (A) the number of shares of Splitco Common Stock subject thereto and the exercise price thereof and (B) the terms of vesting, and the grant and expiration dates thereof and the name of the holder thereof, that will be outstanding immediately following the Split-Off Effective Time and (y) the aggregate number of shares of Splitco Common Stock that are issuable pursuant to all outstanding options, stock appreciation rights or other rights to purchase or receive shares of Splitco Common Stock (in each case, based on the options, stock appreciation and other rights with respect to Liberty Entertainment Common Stock outstanding on such date (which are set forth in Section 3.2(a) of the Liberty Disclosure Schedule)). The exercise or base price of each award listed on Section 4.2(a) of the Liberty Disclosure Schedule will be determined by applying the formula set forth in Section 3.3 of the Reorganization Agreement to the exercise or base price of the corresponding award set forth in Section 3.2(a) of the Liberty Disclosure Schedule. All Splitco Stock Options were granted in accordance with the terms of the Splitco Stock Plans. Except as expressly provided by any Transaction Agreement or as set forth in Section 4.2(a) of the Liberty Disclosure Schedule, there are no outstanding obligations of Splitco or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of Splitco or any of its Subsidiaries other than Splitco Restricted Shares that may be forfeited by their terms.

        (b)   There are no issued or outstanding bonds, debentures, notes or other indebtedness of Splitco or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), upon the happening of a certain event or otherwise, on any matters on which the equity holders of Splitco or any of its Subsidiaries may vote.

        SECTION 4.3 Authority; Noncontravention; Voting Requirements.

        (a)   Splitco has all necessary corporate power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and, subject to obtaining the Splitco Stockholder Approval, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance by Splitco of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by Splitco's Board of Directors, and except for obtaining the Splitco Stockholder Approval for the adoption of this Agreement, each of the other Transaction Agreements to which it is a party and approval of the Transactions, no other corporate action on the part of Splitco is necessary to authorize the execution, delivery and performance by Splitco of this Agreement, each of the other Transaction Agreements to which it is a party and the consummation by it of the Transactions. This Agreement and each of the other Transaction Agreements to which it is a party have been duly executed and delivered by Splitco and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of Splitco, enforceable against Splitco in accordance with its and their terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.

        (b)   Except as set forth in Section 4.3(b) of the Liberty Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Agreements to which it is a party by Splitco or any of its Subsidiaries nor the consummation by Splitco or any of its Subsidiaries of the Transactions, nor compliance by Splitco or any of its Subsidiaries with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will:

            (i)  conflict with or violate any provision of the Splitco Charter Documents or any provision of the Splitco Subsidiary Documents;

           (ii)  violate, or conflict with, or result in a breach of any provision of, or constitute a change of control or default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or require any action, consent, waiver or approval of any third party or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or give rise to any obligation to make a payment under, or to any increased, additional or guaranteed rights of any Person under, or result in the creation of any Lien upon any of the properties or assets of Splitco or any of its Subsidiaries or under any of the terms, conditions or provisions of any Splitco Material Contract to which Splitco or any of its Subsidiaries is a party or pursuant to which any of their respective properties or assets are bound, except for any such conflicts, violations, breaches, defaults or occurrences which would not have a significant adverse effect on the Splitco Business;

          (iii)  assuming the approvals required under Section 4.3(b)(iv) are obtained, violate any order, writ, or injunction, or any decree, or any material Law applicable to Splitco or any of its Subsidiaries, or any of their respective properties or assets; or

          (iv)  require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of each of the Splitco Form S-4, the Holdings Form S-4 and the Liberty Proxy Statement, and other filings required under, and compliance with other applicable requirements of, the Exchange Act, and the rules of NASDAQ, (B) the filing of each of the Splitco Certificate of Merger and the DIRECTV Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (C) filings required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions, (D) approval of the Transactions under the Communications Act (the "Splitco FCC Approvals") and (E) the private letter rulings to be obtained from the IRS as contemplated by this Agreement and any filings made with the IRS in connection therewith, and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a Splitco Material Adverse Effect.

        (c)   At a meeting of the Board of Directors of Splitco duly called and held, those directors of Splitco voting (and not abstaining) upon the following matters and constituting a majority of the entire Board of Directors of Splitco unanimously (i) approved and declared advisable this Agreement (including the Splitco Merger), each of the other Transaction Agreements to which it is a party and the Transactions and (ii) resolved to recommend that the sole stockholder of Splitco adopt this Agreement and approve the Splitco Merger.

        (d)   The affirmative vote of the sole stockholder of Splitco is the only vote of the stockholders of Splitco necessary to adopt this Agreement and approve the Transactions, including the Splitco Merger (the "Splitco Stockholder Approval").

        SECTION 4.4 Splitco Financial Statements; Liabilities.

        (a)   True, correct and complete copies of the audited combined balance sheet of Splitco and its Subsidiaries as of December 31, 2008 (the "Splitco Balance Sheet Date"), and the related audited combined statements of income and cash flows of Splitco and its Subsidiaries for the fiscal year ended December 31, 2008, and the notes thereto, audited by KPMG LLP (collectively, the "Audited Financial Statements") have been provided to DIRECTV prior to the date hereof and were filed with the SEC as part of Liberty's Amendment No. 2 to its Preliminary Schedule 14A on April 24, 2009. Except as provided in Section 4.4 of the Liberty Disclosure Schedule, the Audited Financial Statements (i) present fairly in all material respects the financial position of Splitco and its Subsidiaries as of the dates indicated and the results of its operations and changes in cash flows for the respective periods indicated, and (ii) were prepared in accordance with GAAP, consistently applied.

        (b)   [Reserved.]

        (c)   From the Splitco Balance Sheet Date to the date hereof, except as set forth in Section 4.4(c) of the Liberty Disclosure Schedule, (i) the business of Splitco and its Subsidiaries has been conducted in the ordinary course of business consistent with past practices, (ii) there has not been any event, circumstance, change or effect that has had or could reasonably be expected to have, individually or in the aggregate, a Splitco Material Adverse Effect, (iii) no Subsidiary of Splitco has redeemed any ownership interests in any Subsidiary of Splitco, (iv) neither Splitco nor a Subsidiary of Splitco has waived, released, compromised or settled any right or claim of substantial value to Splitco, a Splitco Subsidiary or any other Person and (v) neither Splitco nor a Subsidiary of Splitco has engaged in any transaction or taken any other action except in the ordinary course of business consistent with past practices. No RSN Subsidiary has engaged in any activity other than those reasonably related to the operation of a Splitco RSN Network.

        (d)   There are no Liabilities of Splitco and its Subsidiaries, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability, other than: (i) Liabilities disclosed or provided for in the Audited Financial Statements or the Unaudited Financial Statements; (ii) the Liabilities set forth in Section 4.4(d) of the Liberty Disclosure Schedule; and (iii) Liabilities incurred in the ordinary course of business since the Splitco Balance Sheet Date that have not had and could not reasonably be expected to have, individually or in the aggregate, a Splitco Material Adverse Effect.

        SECTION 4.5 Legal Proceedings.

        (a)   Other than Actions of the type contemplated by Section 4.5(b) and judgments, decrees, written agreements, memoranda of understanding or orders of Governmental Authorities of the type contemplated by Section 4.5(c), (i) there are no Actions pending or, to the Knowledge of Liberty, threatened against Liberty (with respect to the Splitco Business only) or Splitco, or any of their Subsidiaries, by or before any Governmental Authority, and (ii) there is no judgment, decree, injunction, ruling or order of any Governmental Authority outstanding against Liberty (with respect to the Splitco Business only) or Splitco, or any of their Subsidiaries, except, in each case, for any such Action, judgment, decree, injunction, ruling or order that, individually or in the aggregate, would not reasonably be expected to have a Splitco Material Adverse Effect.

        (b)   As of the date of this Agreement, there is no Action pending or, to the Knowledge of Liberty, threatened against Liberty, Splitco or any of their Subsidiaries that seeks, or would reasonably be expected, to prohibit or restrain the ability of Liberty, Splitco or any of their Subsidiaries to enter into this Agreement or any of the Transaction Agreements to which it is a party or to timely consummate the Transactions.

        (c)   As of the date of this Agreement, there are no material judgments, decrees, written agreements, memoranda of understanding or orders of any Governmental Authority outstanding against Liberty, Splitco or any of their Subsidiaries which would reasonably be expected to prevent, prohibit, materially delay or enjoin the consummation of the Transactions.

        SECTION 4.6 Compliance With Laws.    Except as set forth in Section 4.6 of the Liberty Disclosure Schedule, Liberty, Splitco and their respective Subsidiaries are (and since January 1, 2008 with respect to the Non-RSN Splitco Business and February 27, 2008 with respect to the RSN Splitco Business, have been) in compliance in all material respects with all material Laws applicable to the Non-RSN Splitco Business and the RSN Splitco Business, as applicable. Since January 1, 2008 with respect to the Non-RSN Splitco Business and since February 27, 2008 with respect to the RSN Splitco Business, none of Liberty, Splitco or any of their respective Subsidiaries has received any material notice from any Governmental Authority that the Non-RSN Splitco Business and RSN Splitco Business, as applicable, has been or is being conducted in material violation of any applicable material Law or that an investigation or inquiry into any noncompliance with any applicable material Law is ongoing, pending or, to the Knowledge of Liberty, threatened. This Section 4.6 does not relate to matters with respect to Taxes, which are the subject of Section 4.8 or the Tax Sharing Agreement, as the case may be, to Environmental Matters, which are the subject of Section 4.11, to Employee Benefits Matters, which are the subject of Section 4.9 or to Labor Matters, which are the subject of Section 4.10.

        SECTION 4.7 Permits.    Each of Splitco and its Subsidiaries are in possession of, all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders (collectively, "Permits") necessary to own, lease and operate the Splitco Business as it is being operated as of the date hereof, other than such Permits which the failure to hold would not adversely affect the ability of Splitco and its Subsidiaries to conduct the Splitco Business in all material respects as it is currently conducted (collectively, the "Splitco Permits"). Except as set forth in Section 4.7 of the Liberty Disclosure Schedule, (a) there is no Action pending, or, to the Knowledge of Liberty, threatened, regarding any of the Splitco Permits and (b) each such Splitco Permit is in full force and effect other than such Permits the failure of which to be in full force and effect would not, adversely affect the ability of Splitco and its Subsidiaries to conduct the Splitco Business in all material respects as it is currently conducted or in the aggregate, reasonably be expected to have a Splitco Material Adverse Effect.

        SECTION 4.8 Tax Matters.

        Except as otherwise set forth in Section 4.8 of the Liberty Disclosure Schedule:

        (a)   (i) All material Tax Returns required to be filed with any Taxing Authority by or on behalf of Splitco or any of its Subsidiaries or otherwise with respect to the Splitco Business have been filed when due (taking into account any extension of time within which to file) in accordance with all applicable Laws; (ii) all such Tax Returns are accurate and complete in all material respects and have been prepared in substantial compliance with all applicable Laws; (iii) all material Taxes due and payable by Splitco or any of its Subsidiaries or with respect to the Splitco Business have been timely paid, or withheld and remitted to the appropriate Taxing Authority; (iv) no written claim has been made by any Taxing Authority in a jurisdiction where Splitco or any of its Subsidiaries does not file a Tax Return that Splitco or any of its Subsidiaries is, or may be, subject to Tax by or required to file or be included in a Tax Return in that jurisdiction; and (v) there are no Liens on any of the assets of Splitco or any of its Subsidiaries or the Splitco Business that arose in connection with any failure (or alleged failure) to pay any Tax (except for Liens that arise by operation of Law for Taxes not yet due and payable). Except as would not reasonably be expected to have a Material Adverse Effect on Liberty (after giving effect to the Split-Off), (i) all material Tax Returns required to be filed with any Taxing Authority by or on behalf of a Liberty Affiliated Group or a Liberty Combined Group have been filed when due (taking into account any extension of time within which to file) in accordance with all applicable Laws; (ii) all such Tax Returns are accurate and complete in all material respects and have been prepared in substantial compliance with all applicable Laws; and (iii) all material Taxes due and payable with by or with respect to a Tax Return filed by a Liberty Affiliated Group or a Liberty Combined Group have been timely paid, or withheld and remitted to the appropriate Taxing Authority.

        (b)   Each of Splitco and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of any material amount of Taxes and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Taxing Authorities all material amounts required to be so withheld and paid over under all applicable Laws.

        (c)   (i) No outstanding written claim has been received by, and no audit, action, suit or proceeding is in progress, against or with respect to Splitco or any of its Subsidiaries in respect of any material Tax; and (ii) all material deficiencies, assessments or proposed adjustments asserted against Splitco or any of its Subsidiaries by any Taxing Authority have been paid or fully and finally settled. Except as would not reasonably be expected to have a Material Adverse Effect on Liberty (after giving effect to the Split-Off), (i) no outstanding written claim has been received by, and no audit, action, suit or proceeding is in progress, against or with respect to Liberty or any of its Subsidiaries in respect of a Tax Return filed by a Liberty Affiliated Group or a Liberty Combined Group; and (ii) all material deficiencies, assessments or proposed adjustments asserted against Liberty or any of its Subsidiaries by any Taxing Authority in respect of such a Tax Return have been paid or fully and finally settled.

        (d)   Prior to the date hereof, Liberty has furnished or made available to DIRECTV complete and accurate copies of all portions of United States federal income Tax Returns and material state income or franchise Tax Returns filed by (i) Liberty to the extent they relate to Splitco, any of its Subsidiaries or the Splitco Business, or (ii) Splitco or any of its Subsidiaries, and including, in each case, any amendments thereto, for all taxable periods beginning after December 31, 2004.

        (e)   None of Splitco or any of its Subsidiaries (i) is or has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return, other than a Liberty Affiliated Group, (ii) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for state, local or foreign Tax purposes other than a Liberty Combined Group, (iii) is a party to any tax sharing, tax allocation or tax indemnification agreement (other than the Tax Sharing Agreement) or (iv) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, except for such liability arising from membership in a Liberty Affiliated Group or a Liberty Combined Group.

        (f)    None of Splitco or any of its Subsidiaries (other than GSN or any of its Subsidiaries) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed prior to the Closing, or (iii) installment sale or open transaction occurring prior to the Closing.

        (g)   No waiver or extension of any statute of limitations in respect of material Taxes or any extension of time with respect to a material Tax assessment or deficiency is in effect for Splitco or any of its Subsidiaries.

        (h)   None of Splitco or any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

        (i)    Neither Splitco nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any Taxing Authority that will remain in effect with respect to Splitco or any of its Subsidiaries after the Closing (other than any IRS Ruling or other rulings related to the Transactions or the News Exchange).

        SECTION 4.9 Employee Benefits.

        (a)   Section 4.9(a) of the Liberty Disclosure Schedule sets forth as of the date of this Agreement, a list of all material "employee pension benefit plans" (as defined in Section 3(2) of ERISA), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), and deferred compensation, bonus, retention bonus, incentive, severance, stock bonus, stock option, restricted stock, stock appreciation right, stock purchase, holiday pay, and vacation pay plans, and any other employee benefit plan, program, policy or arrangement covering employees of the Splitco Business as of the date hereof, that are currently either maintained by or contributed to by Liberty, Splitco or any of their respective Subsidiaries or to which Liberty, Splitco or any of their respective Subsidiaries is obligated to make payments or otherwise have any liability (collectively, the "Splitco Employee Benefit Plans"), and each employment, severance, retention, individual consulting or similar agreement covering service providers of the Splitco Business currently in effect that has been entered into by Liberty, Splitco or any of their respective Subsidiaries (collectively, the "Splitco Employment Agreements"). Each Splitco Employee Benefit Plan sponsored, maintained or contributed to solely by Splitco and its Subsidiaries (and not Liberty) which provides benefits solely with respect to the Transferred Employees, or to directors and consultants of Splitco and its Subsidiaries, and no other active employees, consultants or directors of Liberty or any of its Subsidiaries is separately identified in Section 4.9(a) of the Liberty Disclosure Schedule (collectively, the "Transferred Employee Benefit Plans"). Summaries of all Splitco Employee Benefit Plans (except for plans contributed to pursuant to a Collective Bargaining Agreement set forth in Section 4.9(a) of the Liberty Disclosure Schedule), copies of all such written Splitco Employee Benefit Plans and Splitco Employment Agreements and written summaries of all unwritten Splitco Employee Benefit Plans have been made available to DIRECTV.

        (b)   No Controlled Group Liability has been incurred by Splitco or any trade or business that together with Splitco would be deemed a "single employer," within the meaning of Section 4001(b) of ERISA (an "ERISA Affiliate"), no condition exists that presents a material risk to Splitco or any of its ERISA Affiliates of incurring any Controlled Group Liability, and no Controlled Group Liability would reasonably be expected to be incurred by Splitco or any of its ERISA Affiliates following the Closing by reason of Splitco or the ERISA Affiliate having been an ERISA Affiliate of Liberty (or of any other ERISA Affiliate of Liberty) prior to the Closing. For purposes of this Agreement, "Controlled Group

Liability" means any and all liabilities (i) under Title IV of ERISA, other than for payment of premiums to the Pension Benefit Guaranty Corporation (which premiums have been paid when due), (ii) under the minimum funding requirements of ERISA and (iii) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 9801 et seq. of the Code and Sections 701 et seq. of ERISA. The consummation of the Transactions will not result in the occurrence of any reportable event within the meaning of Section 4043(c) of ERISA with respect to any pension plan maintained by Liberty or any ERISA Affiliate of Splitco. Except as disclosed in Section 4.9(b)(i) of the Liberty Disclosure Schedule, none of the Transferred Employee Benefit Plans is subject to Title IV of ERISA or Section 412 or 430 of the Code or is a Multiemployer Plan, and except as disclosed in Section 4.9(b)(ii) of the Liberty Disclosure Schedule, none of the other Splitco Employee Benefit Plans is subject to Title IV of ERISA or Section 412 or 430 of the Code or is a Multiemployer Plan.

        (c)   Except as set forth in Section 4.9(c) of the Liberty Disclosure Schedule, neither Splitco nor any of its ERISA Affiliates has any liability, fixed or contingent, with respect to a Multiemployer Plan.

        (d)   Except as would not have a Splitco Material Adverse Effect, each Splitco Employee Benefit Plan has been operated and administered in accordance with its terms and applicable Law, including ERISA and the Code. There are no material actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Liberty, threatened against, or with respect to, any of the Splitco Employee Benefit Plans or their assets. Except as would not have a Splitco Material Adverse Effect, there have been no "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any of the Splitco Employee Benefit Plans. Except as set forth in Section 4.9(d) of the Liberty Disclosure Schedule, other than routine filings, there is no matter pending or audit in progress with respect to any of the Splitco Employee Benefit Plans before or by any Governmental Authority.

        (e)   Each Splitco Employee Benefit Plan intended to be qualified, within the meaning of Section 401(a) of the Code, has received a favorable determination letter regarding the Employee Benefit Plan's qualification from the IRS with respect to all amendments required by applicable Law or is a prototype or volume submitter plan subject to a favorable opinion letter regarding the Employee Benefit Plan's qualification from the IRS (or such plan has been submitted to the IRS for a determination as to its qualification within the applicable remedial amendment period).

        (f)    Except as set forth in Section 4.9(f) of the Liberty Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions will not (except as otherwise provided in this Agreement) (A) require Splitco or any of its Subsidiaries to make a larger contribution to, or pay greater benefits or provide other rights under, any Splitco Employee Benefit Plan, any Splitco Employment Agreement or any other employee benefit plan or arrangement than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered or (B) create, give rise to or accelerate any additional benefits, vested rights or service credits under any Splitco Employee Benefit Plan, Splitco Employment Agreement or any other employee benefit plan or arrangement. In connection with the consummation of the Transactions, no payment of money or other property, acceleration of benefits or provision of other rights has been made under this Agreement, any Splitco Employee Benefit Plan or otherwise that would be nondeductible for income Tax purposes by Splitco or any of its Subsidiaries by virtue Section 280G of the Code.

        (g)   Except as set forth in Section 4.9(g) of the Liberty Disclosure Schedule, no Transferred Employee Benefit Plan provides post retirement medical, disability, life insurance benefits or other welfare benefits coverage, except as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

        (h)   Each Splitco Employee Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2008 with respect to the Non-RSN Splitco Business, and February 27, 2008 with respect to the RSN Splitco Business, through the date hereof.

        SECTION 4.10 Labor Matters.

        (a)   Except as set forth in Section 4.10 of the Liberty Disclosure Schedule, there are no collective bargaining agreements, union contracts or similar agreements or arrangements in effect that cover any employee of Splitco or any of its Subsidiaries (each, a "Splitco Collective Bargaining Agreement"). With respect to the Splitco Business, (a) there is no material labor strike, dispute, slowdown, lockout or stoppage pending or, to the Knowledge of Liberty, threatened, and neither Splitco nor any of its Subsidiaries has experienced any labor strike, dispute, slowdown, lockout or stoppage relating to the Splitco Business or any employee of Splitco or any of its Subsidiaries since January 1, 2007 with respect to the Non-RSN Splitco Business and February 27, 2008 with respect to the RSN Splitco Business; (b) there is no material unfair labor practice charge or complaint pending or, to the Knowledge of Liberty, threatened before the National Labor Relations Board or before any similar state or foreign agency; (c) there is no material grievance or arbitration arising out of any Splitco Collective Bargaining Agreement or other grievance procedure; (d) no material charges are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; and (e) Liberty (with respect to the Splitco Business only), Splitco and their Subsidiaries have complied in all material respects with all Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, affirmative action, occupational safety and health, immigration and the withholding and payment of social security and other taxes, and no claim to the contrary has been made by any employee or Governmental Authority.

        (b)   Since January 1, 2007, neither Liberty, Splitco nor any of their Subsidiaries or Affiliates has effected any of the following with respect to an employee of Splitco or any of its Subsidiaries: (a) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility; or (b) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility. None of the Transactions or any of the actions taken by Liberty or its Affiliates prior to the Split-Off Effective Time or Splitco and its Subsidiaries after the Split-Off Effective Time in preparation for the Closing have or will result in plant closing or mass layoff under the WARN Act.

        SECTION 4.11 Environmental Matters.

        (a)   The RSN Splitco Business is currently being conducted in compliance in all material respects with, and, since February 27, 2008 has been conducted in compliance in all material respects with, all applicable Environmental Laws. The Non-RSN Splitco Business is currently being conducted in compliance in all material respects with, and, since January 1, 2007 has been conducted in compliance in all material respects with, all applicable Environmental Laws.

        (b)   Except as would not reasonably be expected to form the basis of any material Environmental Claim against the RSN Splitco Business, since February 27, 2008, the RSN Splitco Business has not disposed of, Released, transported, stored, or arranged for the disposal of any Hazardous Materials to, at or upon: (i) any location other than a site lawfully permitted to receive such Hazardous Materials; (ii) any premises currently or formerly owned or leased by Splitco or any of its Subsidiaries, except for the use of household cleaners and office products in the ordinary course of business in compliance with applicable Environmental Laws; or (iii) any site which has been placed on the National Priorities List, CERCLIS or their state equivalents. Except as would not reasonably be expected to form the basis of any material Environmental Claim against the Non-RSN Splitco Business, since January 1, 2007, the

Non-RSN Splitco Business has not disposed of, Released, transported, stored, or arranged for the disposal of any Hazardous Materials to, at or upon: (i) any location other than a site lawfully permitted to receive such Hazardous Materials; (ii) any premises currently or formerly owned or leased by Splitco or any of its Subsidiaries, except for the use of household cleaners and office products in the ordinary course of business in compliance with applicable Environmental Laws; or (iii) any site which has been placed on the National Priorities List, CERCLIS or their state equivalents.

        (c)   Since February 27, 2008, the operations of the RSN Splitco Business have not resulted in any Release of Hazardous Materials at or from any location currently owned or formerly owned or operated by Splitco or any of its Subsidiaries that requires cleanup that has not been completed to the satisfaction of the relevant Governmental Authority or would reasonably be expected to form the basis of any material Environmental Claim against the RSN Splitco Business. Since January 1, 2007, the operations of the Non-RSN Splitco Business have not resulted in any Release of Hazardous Materials at or from any location currently owned or formerly owned or operated by Splitco or any of its Subsidiaries that requires cleanup that has not been completed to the satisfaction of the relevant Governmental Authority or would reasonably be expected to form the basis of any material Environmental Claim against the Non-RSN Splitco Business.

        (d)   The RSN Splitco Business is not subject to, and, since February 27, 2008, none of Splitco or its Subsidiaries has received written notice of, any existing, pending, or, to the Knowledge of Liberty, threatened material Action, by any Person under any Environmental Laws or involving the presence, Release or threatened Release of any Hazardous Material at any location currently or formerly owned or operated as part of the RSN Splitco Business. The Non-RSN Splitco Business is not subject to, and, since January 1, 2007, none of Splitco or its Subsidiaries has received written notice of, any existing, pending, or, to the Knowledge of Liberty, threatened material Action, by any Person under any Environmental Laws or involving the presence, Release or threatened Release of any Hazardous Material at any location currently or formerly owned or operated as part of the Non-RSN Splitco Business.

        SECTION 4.12 Contracts.

        (a)   Set forth in Section 4.12(a) of the Liberty Disclosure Schedule is a list of (x) each Contract that would be required to be filed as an exhibit to an Annual Report on Form 10-K under the Exchange Act with respect to Splitco as the registrant or the Splitco Form S-4 if such registration statement or report was filed by Splitco with the SEC on the date hereof and after giving effect to the transactions contemplated by the Reorganization Agreement, and (y) each of the following to which Liberty (only as such Contracts or agreements relate to the Splitco Business), Splitco or any of their respective Subsidiaries is a party:

            (i)  each advertising and sponsorship Contract pursuant to which payment of more than $200,000 annually is required to be paid to Liberty, Splitco or any of their Subsidiaries;

           (ii)  each Contract entered into (A) since January 1, 2007 with respect to a Non-RSN Splitco Business and (B) since February 27, 2008 with respect to the RSN Splitco Business, providing for the acquisition, sale, lease or other disposition of a material portion of the assets (by merger, purchase or sale of stock or assets or otherwise) of Liberty, Splitco or any of their Subsidiaries other than in the ordinary course of business;

          (iii)  each material Contract relating to the production or licensing of any programming for (A) any Splitco RSN Network (including each material definitive rights agreement relating to the telecast of professional, collegiate conference, university or high school sports teams or any sports related tournaments or events on any Splitco RSN Network) or (B) the GSN Network (including each material license agreement relating to the telecast of game shows or other programming content on the GSN Network);

          (iv)  each affiliation, distribution, carriage or similar agreement between Liberty, Splitco or any of their Subsidiaries (or under which Liberty, Splitco or any of their Subsidiaries is bound or is liable or pursuant to which Liberty, Splitco or any of their Subsidiaries or any of their properties or assets is subject) and any of its affiliates, distributors, carriers, over-the-air broadcast operators and multichannel video programming distributors, in which such affiliate, distributor, carrier or operator accounts for at least (A) 100,000 subscribers to a Splitco RSN Network or (B) with respect to the GSN Network, 250,000 subscribers;

           (v)  each Contract pursuant to which Liberty, Splitco or any of their Subsidiaries is obligated (or assuming performance of any Contract in effect at the date hereof, would be obligated) to any Person for payments in respect of capital expenditures in excess of $500,000;

          (vi)  each currently effective joint venture or partnership or similar agreement and each Contract providing for the formation of a joint venture, limited liability company, long-term alliance or partnership with a third party (for purposes hereof, with respect to Splitco and its Subsidiaries, a third party shall include Liberty and any of its Subsidiaries that are not related to the Splitco Business) or involving an equity investment;

         (vii)  each currently effective Contract (including any employment agreements) which (A) materially restricts the ability of Liberty, Splitco or any of their Subsidiaries or any of their Affiliates or the Splitco Business to engage in any business activity in any geographic area or line of business following the Closing or (B) materially restricts the ability of Liberty, Splitco or any of their Subsidiaries or any of their Affiliates or the Splitco Business to compete with any Person following the Closing;

        (viii)  each Contract (or group of related Contracts) under which there has been created, incurred, assumed, or guaranteed any indebtedness, or that relates to the lending or advancing of amounts or investment in any other Person, in each case, in excess of $200,000, or providing for the creation of any Lien securing an obligation likely to exceed $200,000 upon any asset of Liberty, Splitco or any of their Subsidiaries;

          (ix)  each lease, sublease or similar agreement relating to tangible personal property used or held for use in the Splitco Business, for an annual rent in excess of $200,000, or agreement regarding the purchase of real property;

           (x)  any currently effective Contract concerning the marketing or distribution by third parties of any products or services of the Splitco Business (including any Contract requiring the payment of any sales or marketing or distribution commissions or granting to any Person rights to market, distribute or sell such products or services) involving sales of products of more than $200,000 annually;

          (xi)  any other currently effective Contract which was entered into other than in the ordinary course of business involving payments to or from third parties in excess of $500,000 over the remaining term of such Contract;

         (xii)  each satellite and transponder agreement to which Liberty, Splitco or any of their Subsidiaries is a party or pursuant to which Liberty, Splitco or any of their Subsidiaries or under which Liberty, Splitco or any of their Subsidiaries is bound or is liable or pursuant to which Liberty, Splitco or any of their Subsidiaries or any of its properties or assets is subject;

        (xiii)  each Contract with (A) any Governmental Authority, (B) director or officer of Liberty, Splitco or any of their respective Subsidiaries or (C) Liberty or its Affiliates, on the one hand, and Splitco or its Affiliates, on the other hand;

        (xiv)  each voting agreement or registration rights agreement; and

         (xv)  each commitment or agreement to enter into any of the foregoing.

        (b)   Each of the Contracts and other documents required to be listed in Section 4.12(a) of the Liberty Disclosure Schedule, together with any and all other Contracts of such type entered into in accordance with Section 6.2, is referred to herein as a "Splitco Material Contract". Liberty has made available to DIRECTV or its Representatives correct and complete copies of all such Splitco Material Contracts with all amendments thereto. Each such Splitco Material Contract is valid, binding and enforceable against Liberty, Splitco or any of their respective Subsidiaries and the other parties thereto in accordance with its terms and is in full force and effect, subject to expiration in accordance with its terms. Except as set forth in Section 4.12(b) of the Liberty Disclosure Schedule, none of Liberty, Splitco or any of their respective Subsidiaries is in material default under or in material breach of any such Splitco Material Contract, and no event has occurred that, with notice or lapse of time, or both, would constitute such a material default. Except as set forth in Section 4.12(b) of the Liberty Disclosure Schedule, each of the other parties to the Splitco Material Contracts has performed in all material respects all of the obligations required to be performed by it under, and is not in material default under, any such Splitco Material Contract, and to the Knowledge of Liberty, no event has occurred that, with notice or lapse of time, or both, would constitute such a material default.

        SECTION 4.13 Real Estate.

        (a)   None of Splitco or any of its Subsidiaries owns or has owned any real property.

        (b)   Each of Splitco and its Subsidiaries has good and valid leasehold interests in all real property leased or subleased by Splitco or any of its Subsidiaries (the "Splitco Leased Real Property"), except for any such Splitco Leased Real Property which is no longer used or useful in the conduct of the Splitco Business. Section 4.13(b) of the Liberty Disclosure Schedule sets forth a list of all Splitco Leased Real Property.

        (c)   Each of Splitco and its Subsidiaries has complied in all material respects with the terms of all lease or sublease agreements pursuant to which a Splitco Leased Real Property is leased or subleased (the "Splitco Real Property Leases") to which it is a party and under which it is in occupancy, and all such Splitco Real Property Leases are in full force and effect. Section 4.13(c) of the Liberty Disclosure Schedule sets forth a complete list, as of the date hereof, of all the Splitco Real Property Leases. Each of Splitco or its Subsidiaries, as applicable, enjoy peaceful and undisturbed possession under all of the Splitco Real Property Leases and there are no existing material defaults beyond any applicable grace periods under the Splitco Real Property Leases.

        SECTION 4.14 Intellectual Property.

        (a)   Section 4.14(a)(i) of the Liberty Disclosure Schedule sets forth a list of all patents, patent applications, registered trademarks, material unregistered trademarks, registered copyrights and Internet domain name registrations that are, as of the date of this Agreement, owned by Splitco and its Subsidiaries (the "Splitco Owned Intellectual Property"). Splitco and its Subsidiaries own the Splitco Owned Intellectual Property, free and clear of all Liens and have the exclusive right to use and sublicense, without payment to any other Person, all of the Splitco Owned Intellectual Property. As of the date hereof, no license relating to any of the Splitco Owned Intellectual Property has been granted, except as provided in Section 4.14(a)(ii) of the Liberty Disclosure Schedule, and except for Customer Agreements entered into in the ordinary course of business.

        (b)   Section 4.14(b) of the Liberty Disclosure Schedule sets forth a list that includes all material Intellectual Property that is held for use under license by Splitco and its Subsidiaries as of the date hereof, including the right to use Intellectual Property related to FOX Sports Net in connection with the operation of the RSN Splitco Business (the "Splitco Licensed Intellectual Property"). As of the date hereof, neither Liberty, Splitco nor any of their respective Subsidiaries have given or received any notice of material default or of any event which with the lapse of time would constitute a material default under any material agreement relating to the Splitco Licensed Intellectual Property; neither

Liberty, Splitco nor any of their respective Subsidiaries, nor, to the Knowledge of Liberty, any other Person, currently is in material default under any such agreement.

        (c)   To the Knowledge of Liberty, as of the date hereof, no third party is infringing in any material respect a proprietary right in any Splitco Owned Intellectual Property. To the Knowledge of Liberty, the use of any Splitco Owned Intellectual Property or Splitco Licensed Intellectual Property in connection with the Splitco Business as currently conducted does not materially infringe upon, misappropriate, violate or conflict in any way with any material Intellectual Property rights of any Person.

        (d)   Except as set forth in Section 4.14(d) of the Liberty Disclosure Schedule, there is no pending or, to the Knowledge of Liberty, threatened material claim (i) challenging the validity or enforceability of, or contesting Splitco's or any of its Subsidiaries' right to make, sell, offer to sell, and/or use any of the Splitco Owned Intellectual Property or Splitco Licensed Intellectual Property; (ii) challenging the validity or enforceability of any agreement relating to the Splitco Owned Intellectual Property or Splitco Licensed Intellectual Property; or (iii) asserting that the manufacture, sale, offer of sale, and/or use of any Splitco Owned Intellectual Property or Splitco Licensed Intellectual Property infringes upon, misappropriates, violates or conflicts in any way with the Intellectual Property rights of any Person.

        (e)   The making, using, selling, offering to sell, or other implementation of any apparatus, systems, processes, methods, or other technologies (and/or combination thereof) used in or necessary for operation and conducting of the Splitco Business as currently conducted do not infringe upon, misappropriate, violate, or conflict in any way with the material Intellectual Property rights of any Person.

        SECTION 4.15 Affiliate Transactions.    Except for the Transaction Agreements, Section 4.15 of the Liberty Disclosure Schedule sets forth, as of the date hereof, all material Contracts and all material allocations, obligations, transactions or other arrangements (oral or written) between Liberty or any of its Affiliates (other than Splitco or any of its Subsidiaries), on the one hand, and Splitco or any of its Subsidiaries, on the other hand, that, in each case, shall be in effect following the Closing (other than any Contract, allocation, obligation, transaction or arrangement to which DIRECTV or any of its Subsidiaries is a party).

        SECTION 4.16 Absence of Operations; Sufficiency of Assets.

        (a)   Prior to the Split-Off Effective Time, Splitco has conducted no activities other than in connection with the Transactions (including the execution and delivery of this Agreement or the Transaction Agreements to which it is or will be a party).

        (b)   At the Merger Effective Time, the assets of Splitco and its Subsidiaries will be sufficient to permit Splitco and its Subsidiaries to conduct immediately following the Merger Effective Time the Splitco Business in all material respects in the manner as the Splitco Business was being conducted as of the date hereof.

        SECTION 4.17 Operations of the Splitco Business.    Except as set forth in Section 4.17 of the Liberty Disclosure Schedule, (a) since December 31, 2008 and through the date of this Agreement, the Splitco Business has been conducted in the ordinary course of business consistent with past practice and there has not been since such date the occurrence of any fact, event or circumstance described in Sections 6.2(a)(iii), (iv), (vi), (vii), (viii)(A) or (E), (x), (xii), (xiv), (xv), (xvi), (xvii) or (xviii) and (b) since December 31, 2008, there has not been the occurrence of any fact, event or circumstance described in Sections 6.2(a)(i) or (ii).

ARTICLE V
Representations and Warranties of DIRECTV

        Except as set forth in the correspondingly identified subsection of the disclosure schedule delivered by DIRECTV to Liberty and Splitco simultaneously with the execution of this Agreement (the "DIRECTV Disclosure Schedule"), DIRECTV represents and warrants to Liberty and Splitco:

        SECTION 5.1 Organization, Standing and Corporate Power.

        (a)   Each of DIRECTV, Holdings, Merger Sub One and Merger Sub Two is (a) a corporation duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as currently conducted, and (b) duly qualified or licensed to do business and, to the extent applicable, in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to be so qualified, licensed or in good standing, except where the failures to be so qualified, licensed or in good standing have not had a Material Adverse Effect on DIRECTV ("DIRECTV Material Adverse Effect").

        (b)   Section 5.1(b) of the DIRECTV Disclosure Schedule lists all Subsidiaries of DIRECTV together with (i) the jurisdiction of organization of each such Subsidiary and (ii) in the case of Subsidiaries that are not wholly-owned by DIRECTV, the percentage owned by DIRECTV, or in the case of an indirect Subsidiary, the percentage owned by a Subsidiary of DIRECTV. Except as set forth in Section 5.1(b) of the DIRECTV Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of DIRECTV have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by DIRECTV free and clear of all Liens. Except as set forth in Section 5.1(b) of the DIRECTV Disclosure Schedule, DIRECTV does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

        (c)   DIRECTV has delivered to Liberty correct and complete copies of its certificate of incorporation and bylaws (the "DIRECTV Charter Documents") and correct and complete copies of the certificates of incorporation, bylaws and stockholders' or governance agreements (or comparable organizational documents) of each of its Subsidiaries (the "DIRECTV Subsidiary Documents"), in each case as amended to the date of this Agreement. All such DIRECTV Charter Documents and DIRECTV Subsidiary Documents are in full force and effect and neither DIRECTV nor any of its Subsidiaries is in violation of any of their respective provisions.

        (d)   DIRECTV has caused Holdings to be organized under the Laws of the State of Delaware and owns all of the capital stock of Holdings. The authorized capital stock of Holdings consists of 1,000 shares of common stock, par value $0.01 per share, of which one share has been issued to DIRECTV, which share is validly issued, fully paid and nonassessable, and is owned by DIRECTV free and clear of any Liens. Except as set forth in this Section 5.1(d) and as contemplated by this Agreement and the Transaction Agreements, there are no shares of capital stock, voting securities or equity interests of Holdings issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of Holdings, including any representing the right to purchase or otherwise receive any shares of common stock or preferred stock of Holdings. There are no outstanding obligations of Holdings to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of Holdings.

        (e)   DIRECTV has caused Holdings to organize, and Holdings has organized, Merger Sub One and Merger Sub Two under the Laws of the State of Delaware. The authorized capital stock of Merger Sub One consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued, fully paid and nonassessable, and are owned by Holdings free and clear of any Liens. The authorized capital stock of Merger Sub Two consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued, fully paid and nonassessable, and are owned by Holdings free and clear of any Liens. Except as set forth in this Section 5.1(e), there are no shares of capital stock, voting securities or equity interests of Merger Sub One or Merger Sub Two issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of Merger Sub One or Merger Sub Two, including any representing the right to purchase or otherwise receive any capital stock of Merger Sub One or Merger Sub Two. There are no outstanding obligations of Merger Sub One or Merger Sub Two to repurchase, redeem or otherwise acquire any shares of its own capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests).

        SECTION 5.2 Capitalization.

        (a)   The authorized capital stock of DIRECTV consists of 3,000,000,000 shares of DIRECTV Common Stock, 275,000,000 shares of Class B common stock, par value $0.01 per share (the "DIRECTV Class B Common Stock"), 800,000,000 shares of excess stock, par value $0.01 per share (the "DIRECTV Excess Stock") and 9,000,000 shares of preferred stock, par value $0.01 per share (the "DIRECTV Preferred Stock"). At the close of business on April 30, 2009, (i) 1,008,557,284 shares of DIRECTV Common Stock were issued and outstanding, (ii) 121,611 shares of DIRECTV Common Stock were held by DIRECTV in its treasury, (iii) 74,769,205 shares of DIRECTV Common Stock were reserved for issuance under the DIRECTV Stock Plans (of which 39,843,304 shares of DIRECTV Common Stock were subject to either outstanding options to purchase, or restricted stock units with respect to, shares of DIRECTV Common Stock granted under the DIRECTV Stock Plan), (iv) no shares of DIRECTV Preferred Stock were issued or outstanding, (v) no shares of DIRECTV Class B Common Stock were issued or outstanding, and (vi) no shares of DIRECTV Excess Stock were issued or outstanding. All outstanding shares of DIRECTV Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Included in Section 5.2(a) of the DIRECTV Disclosure Schedule is (x) a correct and complete list, as of April 30, 2009, of all outstanding options or other rights to purchase or receive shares of DIRECTV Common Stock granted under the DIRECTV Stock Plans or otherwise, and, for each such option or other right, (A) the number of shares of DIRECTV Common Stock subject thereto and the exercise price thereof, and (B) the grant date thereof and (y) a correct and complete list of all outstanding options to purchase shares of DIRECTV Common Stock granted under the DIRECTV Stock Plans since January 1, 2008, including the number of shares of DIRECTV Common Stock subject thereto, the exercise price thereof, the terms of vesting, the grant and expiration dates thereof and the name of the holder thereof. All DIRECTV Stock Options have an exercise price equal to no less than the fair market value of the underlying shares of DIRECTV Common Stock on the date of grant. Since April 30, 2009, DIRECTV has not issued any shares of DIRECTV capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of DIRECTV capital stock, voting securities or equity interests, other than pursuant to the exercise of outstanding options referred to above in this Section 5.2(a).

        (b)   There are no outstanding obligations of DIRECTV or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of DIRECTV.

        (c)   There are no issued or outstanding bonds, debentures, notes or other indebtedness of DIRECTV or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for,

securities having the right to vote), upon the happening of a certain event or otherwise, on any matters on which the equity holders of DIRECTV or any of its Subsidiaries may vote.

        SECTION 5.3 Authority; Noncontravention; Voting Requirements.

        (a)   DIRECTV has all necessary corporate power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and, subject to obtaining the DIRECTV Stockholder Approval, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance by DIRECTV of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by DIRECTV's Board of Directors and the Special Committee of DIRECTV's Board of Directors, and except for obtaining the DIRECTV Stockholder Approval for the adoption of this Agreement, including the DIRECTV Merger, no other corporate action on the part of DIRECTV is necessary to authorize the execution, delivery and performance by DIRECTV of this Agreement, each of the other Transaction Agreements to which it is a party and the consummation by it of the Transactions. This Agreement and each of the other Transaction Agreements to which it is a party have been duly executed and delivered by DIRECTV and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of DIRECTV, enforceable against DIRECTV in accordance with its and their terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.

        (b)   Except as set forth in Section 5.3(b) of the DIRECTV Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Agreements to which it is a party by DIRECTV nor the consummation by DIRECTV of the Transactions, nor compliance by DIRECTV with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will:

            (i)  conflict with or violate any provision of the DIRECTV Charter Documents or any provision of the DIRECTV Subsidiary Documents;

           (ii)  violate, or conflict with, or result in a breach of any provision of, or constitute a change of control or default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or require any action, consent, waiver or approval of any third party or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or give rise to any obligation to make a payment under, or to any increased, additional or guaranteed rights of any Person under, or result in the creation of any Lien upon any of the properties or assets of DIRECTV or any of its Subsidiaries or under any of the terms, conditions or provisions of any material Contract to which DIRECTV or any of its Subsidiaries is a party or pursuant to which any of their respective properties or assets are bound, except for any such conflicts, violations, breaches, defaults or occurrences which would not, individually or in the aggregate, have a DIRECTV Material Adverse Effect;

          (iii)  assuming the approvals required under Section 5.3(b)(iv) are obtained, violate any order, writ, or injunction, or any decree, or any material Law applicable to DIRECTV or any of its Subsidiaries, or any of their respective properties or assets; or

          (iv)  require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of each of the Splitco Form S-4, the Holdings Form S-4 and a proxy statement relating to the DIRECTV Stockholders Meeting (as amended or supplemented from time to time, the "DIRECTV Proxy Statement"), and other filings required under, and compliance with other applicable requirements of, the Exchange Act, and the rules of NASDAQ, (B) the filing of the DIRECTV Certificate of Merger with the

  Secretary of State of the State of Delaware pursuant to the DGCL, (C) filings required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions and (D) approval of the Transactions under the Communications Act (the "DIRECTV FCC Approvals" and collectively with the Liberty FCC Approvals and the Splitco FCC Approvals, the "Requisite FCC Approvals") and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a DIRECTV Material Adverse Effect.

        (c)   At a meeting of the Board of Directors of DIRECTV duly called and held, those directors of DIRECTV voting upon the following matters and constituting a majority of the entire Board of Directors of DIRECTV unanimously (i) approved and declared advisable this Agreement, including the DIRECTV Merger, each of the other Transaction Agreements to which DIRECTV is a party and the Transactions, and (ii) resolved to recommend that the stockholders of DIRECTV adopt this Agreement (subject to Section 6.5).

        (d)   The affirmative vote (in person or by proxy) of the holders of record of a majority of the shares of DIRECTV Common Stock outstanding on the record date for the DIRECTV Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement is the only vote or approval of the holders of any class or series of capital stock of DIRECTV which is legally required to adopt this Agreement; provided, however, that in addition to the foregoing, DIRECTV shall require the affirmative vote (in person or by proxy), voting together as a separate class at the DIRECTV Stockholders Meeting or any adjournment or postponement thereof, of the holders of record of a majority of the shares of DIRECTV Common Stock outstanding on the record date for the DIRECTV Stockholders Meeting, excluding (i) the holders of the Liberty DIRECTV Shares and (ii) any shares of DIRECTV Common Stock that are Beneficially Owned by a director or officer of Liberty, Dr. Malone or any Affiliate of Dr. Malone, to adopt this Agreement (collectively, the "DIRECTV Stockholder Approval").

        (e)   Each of Holdings, Merger Sub One and Merger Sub Two has all necessary corporate power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and, subject to obtaining the consent of their respective sole stockholders, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Holdings, Merger Sub One and Merger Sub Two of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by each of Holdings, Merger Sub One and Merger Sub Two of the Transactions, have been duly authorized and approved by their respective Boards of Directors, and except for obtaining the consent of their respective sole stockholders for the adoption of this Agreement and each of the other Transaction Agreements to which it is a party, no other corporate action on the part of Holdings, Merger Sub One or Merger Sub Two is necessary to authorize the execution, delivery and performance by Holdings, Merger Sub One and Merger Sub Two of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by each of Holdings, Merger Sub One and Merger Sub Two of the Transactions. This Agreement and each of the other Transaction Agreements to which it is a party has been duly executed and delivered by each of Holdings, Merger Sub One and Merger Sub Two and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of Holdings, Merger Sub One and Merger Sub Two, enforceable against each of Holdings, Merger Sub One and Merger Sub Two in accordance with their terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.

        SECTION 5.4 DIRECTV SEC Documents; Liabilities.

        (a)   As of their respective dates, all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by DIRECTV under the Securities Act or under the Exchange Act (the "DIRECTV SEC Documents") complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and none of such DIRECTV SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the DIRECTV SEC Documents (including any related notes and schedules) fairly present in all material respects the financial position of DIRECTV and its consolidated Subsidiaries as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, subject, where appropriate, to normal, recurring year-end adjustments in each case in accordance with past practice and GAAP during the periods involved (except as otherwise stated therein) (none of which are material, individually or in the aggregate, to the Knowledge of DIRECTV). Since January 1, 2008, DIRECTV has timely filed all reports and other filings required to be filed with the SEC under the rules and regulations of the SEC.

        (b)   Since March 31, 2009, except as specifically disclosed in the DIRECTV SEC Documents filed and publicly available prior to the date hereof, (i) the business of DIRECTV and its Subsidiaries has been conducted in the ordinary course of business consistent with past practices, (ii) there has not been any event, circumstance, change or effect that has had or could reasonably be expected to have, individually or in the aggregate, a DIRECTV Material Adverse Effect, (iii) no Subsidiary of DIRECTV has redeemed any ownership interests in any Subsidiary of DIRECTV, (iv) neither DIRECTV nor a Subsidiary of DIRECTV has waived, released, compromised or settled any right or claim of substantial value to such Subsidiary or any other Person and (v) neither DIRECTV nor a Subsidiary of DIRECTV has engaged in any transaction or taken any other action except in the ordinary course of business consistent with past practices.

        (c)   There are no Liabilities of DIRECTV and its Subsidiaries, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a Liability, other than: (i) Liabilities disclosed or provided for in the DIRECTV SEC Documents; and (ii) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008 that have not had and could not reasonably be expected to have, individually or in the aggregate, a DIRECTV Material Adverse Effect.

        SECTION 5.5 Information Supplied.    None of the information supplied (or to be supplied) in writing by or on behalf of DIRECTV specifically for inclusion or incorporation by reference in, and which is included or incorporated by reference in (a) the Splitco Form S-4 and the Holdings Form S-4 will, at the time (i) that each of the Splitco Form S-4 and the Holdings Form S-4, or any amendments or supplements thereto, are filed with the SEC, (ii) that each of the Splitco Form S-4 and the Holdings Form S-4 becomes effective under the Securities Act, (iii) of the DIRECTV Stockholders Meeting, (iv) of the Liberty Stockholders Meeting, (v) of the DIRECTV Merger and (v) of the Splitco Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading, and (b) the DIRECTV Proxy Statement will, on the date it is first mailed to DIRECTV stockholders and at the time of the DIRECTV Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication. The DIRECTV Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, DIRECTV makes no representation or warranty with respect to information supplied by or on behalf of Liberty or Splitco for inclusion or incorporation by reference in any of the foregoing documents.

        SECTION 5.6 Brokers and Other Advisors.    Except for Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by DIRECTV, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of DIRECTV or any of its Subsidiaries. DIRECTV has heretofore delivered to Liberty a correct and complete copy of DIRECTV's engagement letter with Morgan Stanley & Co. Incorporated, which letter describes all fees payable to Morgan Stanley & Co. Incorporated in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Morgan Stanley & Co. Incorporated (as amended, the "DIRECTV Engagement Letter").

        SECTION 5.7 State Takeover Statutes.    No "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to DIRECTV is applicable to the Transactions.

        SECTION 5.8 DIRECTV Takeover Proposals.    As of the date of this Agreement, within the past two (2) years there have been no DIRECTV Takeover Proposals.

        SECTION 5.9 Legal Proceedings.

        (a)   Other than Actions of the type contemplated by Section 5.9(b) and judgments, decrees, written agreements, memoranda of understanding or orders of Governmental Authorities of the type contemplated by Section 5.9(c), except as specifically disclosed in the DIRECTV SEC Documents filed and publicly available prior to the date hereof, (i) there are no Actions pending or, to the Knowledge of DIRECTV, threatened against DIRECTV, or any of its Subsidiaries, by or before any Governmental Authority, and (ii) there is no judgment, decree, injunction, ruling or order of any Governmental Authority outstanding against DIRECTV or any of its Subsidiaries, except, in each case, for any such Action, judgment, decree, injunction, ruling or order that, individually or in the aggregate, would not reasonably be expected to have a DIRECTV Material Adverse Effect.

        (b)   As of the date of this Agreement, there is no Action pending or, to the Knowledge of DIRECTV, threatened against DIRECTV or any of its Subsidiaries that seeks, or would reasonably be expected, to prohibit or restrain the ability of DIRECTV to enter into this Agreement or any of the Transaction Agreements to which it is a party or to timely consummate the Transactions.

        (c)   As of the date of this Agreement, there are no material judgments, decrees, written agreements, memoranda of understanding or orders of any Governmental Authority outstanding against DIRECTV or any of its Subsidiaries which would reasonably be expected to prevent, prohibit, materially delay or enjoin the consummation of the Transactions.

        SECTION 5.10 Compliance With Laws.    Except as specifically disclosed in the DIRECTV SEC Documents filed and publicly available prior to the date hereof, DIRECTV and its Subsidiaries are (and since January 1, 2008 have been) in compliance in all material respects with all material Laws applicable to DIRECTV. Except as specifically disclosed in the DIRECTV SEC Documents filed and publicly available prior to the date hereof, since January 1, 2008, none of DIRECTV or any of its Subsidiaries has received any material notice from any Governmental Authority that DIRECTV's business has been or is being conducted in material violation of any applicable material Law or that an investigation or inquiry into any noncompliance with any applicable material Law is ongoing, pending or, to the Knowledge of DIRECTV, threatened. This Section 5.10 does not relate to matters with respect to Taxes, which are the subject of Section 5.11.

        SECTION 5.11 Tax Matters.    Except as would not reasonably be expected to have a DIRECTV Material Adverse Effect:

        (a)   All Tax Returns required to be filed with any Taxing Authority by or on behalf of DIRECTV or any of its Subsidiaries have been filed when due (taking into account any extension of time within which to file) in accordance with all applicable Laws; (ii) all such Tax Returns are accurate and complete in all respects and have been prepared in substantial compliance with all applicable Laws; (iii) all Taxes due and payable by DIRECTV or any of its Subsidiaries have been timely paid, or withheld and remitted to the appropriate Taxing Authority; (iv) no written claim has been made by any Taxing Authority in a jurisdiction where DIRECTV or any of its Subsidiaries does not file a Tax Return that DIRECTV or any of its Subsidiaries is, or may be, subject to Tax by or required to file or be included in a Tax Return in that jurisdiction; and (v) there are no Liens on any of the assets of DIRECTV or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for Liens that arise by operation of Law for Taxes not yet due and payable);

        (b)   Each of DIRECTV and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of any amount of Taxes and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Taxing Authorities all amounts required to be so withheld and paid over under all applicable Laws;

        (c)   (i) No outstanding written claim has been received by, and no audit, action, suit or proceeding is in progress, against or with respect to DIRECTV or any of its Subsidiaries in respect of any Tax; and (ii) all deficiencies, assessments or proposed adjustments asserted against DIRECTV or any of its Subsidiaries by any Taxing Authority have been paid or fully and finally settled;

        (d)   Except as set forth in Section 5.11(d) of the DIRECTV Disclosure Schedule, none of DIRECTV or any of its Subsidiaries (i) is or has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return, other than an affiliated group the common parent of which is or was DIRECTV (a "DIRECTV Affiliated Group"), (ii) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for state, local or foreign Tax purposes other than a group the common parent of which is DIRECTV or any of its Subsidiaries (a "DIRECTV Combined Group"), (iii) is a party to any tax sharing, tax allocation or tax indemnification agreement or (iv) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, except for such liability arising from membership in a DIRECTV Affiliated Group or a DIRECTV Combined Group;

        (e)   No waiver or extension of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency is in effect for DIRECTV or any of its Subsidiaries;

        (f)    None of DIRECTV and any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

        (g)   Neither DIRECTV nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any Taxing Authority that will remain in effect with respect to DIRECTV or any of its Subsidiaries after the Closing (other than any rulings related to the Transactions).

        SECTION 5.12 Opinion of Financial Advisor.    DIRECTV has received an opinion (the "DIRECTV Fairness Opinion") of Morgan Stanley & Co. Incorporated, financial advisors to DIRECTV to the effect that on the date hereof, taking into account the Transactions, the DIRECTV Exchange Ratio is fair, from a financial point of view, to the holders of DIRECTV Common Stock (other than Liberty, Dr. Malone or any of their respective Affiliates).

        SECTION 5.13 No Liberty Entertainment Interest.    DIRECTV does not Beneficially Own any shares of Liberty Entertainment Common Stock or any options or other rights to purchase or receive shares of Liberty Entertainment Common Stock. DIRECTV has not entered into or acquired any derivative contract with respect to any shares of Liberty Entertainment Common Stock or entered into any other hedging or other similar transaction that has the effect of providing DIRECTV with the economic benefits, voting rights or risks of ownership of any shares of Liberty Entertainment Common Stock (collectively, a "Liberty Entertainment Interest").

        SECTION 5.14 No Splitco Interest.    DIRECTV does not Beneficially Own any shares of Splitco Common Stock or any options or other rights to purchase or receive shares of Splitco Common Stock. DIRECTV has not entered into or acquired any derivative contract with respect to any shares of Splitco Common Stock or entered into any other hedging or other similar transaction that has the effect of providing DIRECTV with the economic benefits, voting rights or risks of ownership of any shares of Splitco Common Stock (collectively, a "Splitco Interest").

        SECTION 5.15 Absence of Operations.    Each of Holdings, Merger Sub One and Merger Sub Two has conducted no activities other than in connection with the Transactions (including the execution and delivery of this Agreement or the Transaction Agreements to which it is or will be a party).

        SECTION 5.16 Investigation; Reliance.    DIRECTV hereby acknowledges and agrees that neither Liberty nor Splitco makes any representations or warranties to DIRECTV, express or implied, other than those representations and warranties set forth in this Agreement and the other Transaction Agreements. DIRECTV hereby expressly acknowledges and agrees that, except in the case of fraud or willful breach, none of Liberty, Splitco nor any Person will have or be subject to any liability to DIRECTV or any other Person resulting from any statements or communications by Liberty, Splitco or any of their respective Affiliates or Representatives with respect to any matter in connection with its investigation or evaluation of the Transactions, the Splitco Business, Splitco or any of its Subsidiaries (including any of the assets or liabilities of the Splitco Business, Splitco or any of its Subsidiaries), including any information, document or material made available in any offering memorandum, in any "data room," in any management presentations or in any other form, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Agreements.

ARTICLE VI
Additional Covenants and Agreements

        SECTION 6.1 Preparation of the Splitco Form S-4, the Holdings Form S-4 and Proxy Statements; Stockholder Meetings.

        (a)   Prior to filing any amendment or supplement after the date hereof to the Liberty Proxy Statement, Liberty will provide DIRECTV with reasonable opportunity to review and comment on any portions thereof that relate to the Transactions, Splitco or DIRECTV. If at any time prior to the Split-Off Effective Time any information relating to Liberty, Holdings, Splitco or DIRECTV, or any of their respective Affiliates, directors or officers, should be discovered by Liberty or DIRECTV which should be set forth in an amendment or supplement to the Liberty Proxy Statement, so that such document would not be false or misleading with respect to any material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Liberty Common Stock. Liberty shall promptly notify DIRECTV of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Liberty Proxy Statement or for additional information and shall supply DIRECTV with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Liberty Proxy Statement. Liberty shall mail the Liberty Proxy Statement to the holders of Liberty Entertainment Common Stock as promptly as practicable after the Splitco Form S-4 is declared effective under the Securities Act.

        (b)   As soon as practicable following the date of this Agreement, Liberty and Splitco shall prepare, and DIRECTV shall assist and contribute to such preparation, and Splitco shall file with the SEC an amendment to the Splitco Form S-4, in which the Liberty Proxy Statement will be included as a prospectus. Each of Liberty and Splitco shall use its reasonable best efforts to have the Splitco Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Splitco Form S-4 effective for so long as necessary to consummate the Split-Off. Splitco shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of shares of Splitco Common Stock in the Split-Off, and Liberty shall furnish all information concerning Liberty and the holders of shares of Liberty Entertainment Common Stock as may be reasonably requested by Splitco in connection with any such action. No filing of, or amendment or supplement to, the Splitco Form S-4 will be made without DIRECTV's consent (which may be oral or written and shall not be unreasonably withheld, delayed, or conditioned) and without providing DIRECTV a reasonable opportunity to review and comment thereon. If at any time prior to the Split-Off Effective Time any information relating to Liberty, Holdings, Splitco or DIRECTV, or any of their respective Affiliates, directors or officers, should be discovered by Liberty, Holdings, Splitco or DIRECTV which should be set forth in an amendment or supplement to the Splitco Form S-4, so that the Splitco Form S-4 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Liberty Entertainment Common Stock. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Splitco Form S-4 or for additional information and shall supply each other with copies of (x) correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Splitco Form S-4 or the Transactions and (y) all orders of the SEC relating to the Splitco Form S-4.

        (c)   As soon as practicable following the date of this Agreement, DIRECTV shall prepare and file with the SEC the DIRECTV Proxy Statement. Prior to filing the DIRECTV Proxy Statement or any amendment or supplement thereto, DIRECTV will provide Liberty with reasonable opportunity to review and comment on such proposed filing. If at any time prior to the DIRECTV Effective Time any information relating to Liberty, Holdings, Splitco or DIRECTV, or any of their respective Affiliates, directors or officers, should be discovered by Liberty or DIRECTV which should be set forth in an amendment or supplement to the DIRECTV Proxy Statement, so that such document would not be false or misleading with respect to any material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of DIRECTV Common Stock. DIRECTV shall promptly notify Liberty of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the DIRECTV Proxy Statement or for additional information and shall supply Liberty with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the DIRECTV Proxy Statement. DIRECTV shall mail the DIRECTV Proxy Statement to the holders of DIRECTV Common Stock as promptly as practicable after the Holdings Form S-4 is declared effective under the Securities Act.

        (d)   As soon as practicable following the date of this Agreement, DIRECTV and Holdings shall prepare, and Liberty and Splitco shall assist and contribute to such preparation, and Holdings shall file with the SEC the Holdings Form S-4, in which the DIRECTV Proxy Statement will be included as a prospectus. Each of Holdings and DIRECTV shall use its reasonable best efforts to have the Holdings

Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Holdings Form S-4 effective for so long as necessary to consummate the Transactions. Holdings shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of shares of Holdings Common Stock in the Mergers, and Liberty, Splitco and DIRECTV, as applicable, shall furnish all information concerning Splitco and DIRECTV and the holders of shares of Splitco Common Stock and DIRECTV Common Stock as may be reasonably requested by Holdings in connection with any such action. No filing of, or amendment or supplement to, the Holdings Form S-4 will be made without Liberty's consent (which may be oral or written and shall not be unreasonably withheld, delayed, or conditioned) and without providing Liberty a reasonable opportunity to review and comment thereon. If at any time prior to the DIRECTV Effective Time any information relating to Liberty, Holdings, Splitco or DIRECTV, or any of their respective Affiliates, directors or officers, should be discovered by Liberty, Splitco or DIRECTV which should be set forth in an amendment or supplement to the Holdings Form S-4, so that the Holdings Form S-4 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of DIRECTV Common Stock and (A) if the Split-Off Effective Time has not yet occurred, the holders of Liberty Entertainment Common Stock or (B) if the Split-Off Effective Time has occurred, the holders of Splitco Common Stock. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Holdings Form S-4 or for additional information and shall supply each other with copies of (x) correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Holdings Form S-4 or the Transactions and (y) all orders of the SEC relating to the Holdings Form S-4. Notwithstanding the foregoing, Liberty, Splitco, Holdings and DIRECTV shall discuss the possibility to and, if practicable, shall jointly prepare and for Holdings and Splitco to jointly file with the SEC a registration statement on Form S-4, in which the Liberty Proxy Statement and DIRECTV Proxy Statement will be included as a prospectus in which case the obligations set forth in Sections 6.1(c) and 6.1(d) shall apply to such joint Form S-4, as applicable.

        (e)   DIRECTV shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a special meeting of its stockholders (the "DIRECTV Stockholders Meeting") for the purpose of obtaining the DIRECTV Stockholder Approval. Subject to Section 6.5(c) hereof, DIRECTV shall recommend to its stockholders, through its Board of Directors, adoption of this Agreement (the "DIRECTV Board Recommendation"). Without limiting the generality of the foregoing (but subject to DIRECTV's rights pursuant to Section 6.5), DIRECTV's obligations pursuant to the first sentence of this Section 6.1(d) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to DIRECTV of any DIRECTV Takeover Proposal or (B) the withdrawal or modification of (x) the DIRECTV Board Recommendation, (y) such Board of Directors' approval of, or the DIRECTV Special Committee's recommendation that such Board of Directors approve, the DIRECTV Merger or (z) the DIRECTV Fairness Opinion. The DIRECTV Proxy Statement shall include (subject to Section 6.5(c) hereof) the DIRECTV Board Recommendation.

        (f)    Liberty shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the holders of Liberty Common Stock (the "Liberty Stockholders Meeting"),which shall serve as Liberty's annual meeting for 2009 and shall also be held for the purpose of obtaining the Liberty Stockholder Approval. Subject to Section 6.4(c) hereof, Liberty through its Board of Directors shall recommend (the "Liberty Board Recommendation") that the holders of Liberty

Entertainment Common Stock (i) approve the Split-Off pursuant to the Class Approval and (ii) approve (A) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement), (B) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution), and (C) this Agreement and the transactions contemplated hereby (including the Splitco Merger) pursuant to the Minority Approval. Without limiting the generality of the foregoing (but subject to Liberty's rights pursuant to Section 6.4), Liberty's obligations pursuant to the first sentence of this Section 6.1(e) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Liberty of any Splitco Takeover Proposal or (B) the withdrawal or modification of (x) the Liberty Board Recommendation, (y) such Board of Directors' approval of the Transaction Agreements or the Transactions or (z) the Liberty Fairness Opinion. The Liberty Proxy Statement shall include (subject to Section 6.4(c) hereof) the Liberty Board Recommendation.

        (g)   DIRECTV and Liberty intend to hold the DIRECTV Stockholders Meeting and the Liberty Stockholders Meeting, respectively, on the same date, to the extent practicable.

        SECTION 6.2 Conduct of Business by Splitco and Liberty Pending the Transactions.

        (a)   Except as expressly permitted by this Agreement, any of the other Transaction Agreements or as required by applicable Law, during the period from the date of this Agreement until the Merger Effective Time, each of Liberty (with respect to the Splitco Business only) and Splitco shall, and shall cause each of their respective Subsidiaries to, (w) conduct its business in the ordinary course of business consistent in all material respects with past practice, (x) comply in all material respects with all applicable material Laws and the material requirements of all Splitco Material Contracts, (y) use reasonable best efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the Merger Effective Time, and (z) keep in full force and effect all material insurance policies maintained, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except as (x) expressly permitted by this Agreement (including in connection with the Restructuring or pursuant to Section 2.4 of the Liberty Disclosure Schedule) or any of the other Transaction Agreements, (y) required by applicable Law or (z) set forth in Section 6.2(a) of the Liberty Disclosure Schedule, during the period from the date of this Agreement to the Merger Effective Time, each of Liberty (with respect to the Splitco Business only) and Splitco shall not, and shall not permit any of their respective Subsidiaries to, without the prior written consent of DIRECTV:

            (i)  (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Liberty Entertainment Common Stock, Splitco's capital stock, Splitco's voting securities or Splitco's equity interests or capital stock, voting securities or equity interests of any Subsidiary of Splitco of any class, or any subscriptions, options, calls, warrants, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Liberty (with respect to Liberty Entertainment), Splitco or any of Splitco's Subsidiaries, other than (w) issuances of shares of Series A Liberty Entertainment Common Stock or Series A Splitco Common Stock upon the conversion of shares of Series B Liberty Entertainment Common Stock or Series B Splitco Common Stock, as applicable, (x) pursuant to Section 2.4 of this Agreement, (y) pursuant to a Liberty Entertainment Equity Award granted under a Liberty Stock Plan, which Liberty Entertainment Equity Award (1) is outstanding on the date of this Agreement or is granted following the date hereof to a Transferred Employee as permitted by Section 6.2(a)(i) of the Liberty Disclosure Schedule and (2) is issued in accordance with the terms thereof (but as modified in order to be consistent with the limitation of Section 2.4) or (z) pursuant to a Splitco Equity Award granted under a Splitco Stock Plan, which Splitco Equity Award (1) was issued in accordance with Section 2.4 or is granted following the Split-Off Effective

  Time to a Transferred Employee as permitted by Section 6.2(a)(i) of the Liberty Disclosure Schedule and (2) is issued in accordance with the terms thereof; provided, that, notwithstanding anything to the contrary herein, each of Liberty and Splitco may not issue any shares of Series B Liberty Entertainment Common Stock or Series B Splitco Common Stock, as applicable, pursuant to a Liberty Entertainment Equity Award or Splitco Equity Award; (B) redeem, purchase or otherwise acquire any of the Liberty Entertainment Common Stock or Splitco's outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of their capital stock, voting securities or equity interests except for acquisitions or deemed acquisitions of Liberty Entertainment Common Stock or shares of Splitco capital stock in connection with the payment of the exercise price of, or in connection with the payment of any withholding tax with respect to the exercise or settlement of, any Liberty Entertainment Equity Awards or Splitco Equity Awards with Liberty Entertainment Common Stock or shares of capital stock of Splitco or the repurchase or reacquisition of any shares of Liberty Entertainment Common Stock that are Liberty Entertainment Restricted Shares in accordance with the terms of the Liberty Entertainment Equity Awards or any shares of Splitco Common Stock that are Splitco Restricted Shares in accordance with the terms of the Splitco Equity Awards; (C) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of Liberty Entertainment Common Stock or Splitco's capital stock or otherwise make any payments to holders of Liberty Entertainment Common Stock or Splitco's stockholders in their capacity as such (other than (x) dividends to holders of Liberty Entertainment Common Stock in cash if such cash is not generated from the Splitco Business, subject to compliance with Section 1.5 of the Reorganization Agreement, and (y) distributions of securities of any Subsidiary of Liberty that does not own or hold any Splitco Assets so long as such distribution would not reasonably be expected to impede or delay, in any material respect, the consummation of the Transactions or create any Liability with respect to the Splitco Business); (D) split, combine, subdivide or reclassify any shares of Liberty Entertainment Common Stock or Splitco capital stock; or (E) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Liberty Stock Plans or Splitco Stock Plans or any agreement evidencing any stock option or other right to acquire capital stock of Liberty Entertainment or Splitco or any restricted stock purchase agreement or any similar or related contract (other than as contemplated by Section 2.4 of the Liberty Disclosure Schedule);

           (ii)  except as provided in Section 6.2(b)(iii)(B), declare, set aside for payment or pay any dividend on, make any other distribution in respect of, or redeem, any equity interest of any Subsidiary of Splitco;

          (iii)  incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a "keep well" or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Liberty, Splitco or any of their respective Subsidiaries, other than borrowings from Splitco by a direct or indirect wholly-owned Subsidiary of Splitco in the ordinary course of business consistent with past practice;

          (iv)  sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien other than a Permitted Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its or its Subsidiaries' properties or assets (including securities of Subsidiaries) to any Person, except for immaterial dispositions of assets in the ordinary course of business consistent with past practice;

           (v)  make any capital expenditure or expenditures which (A) involves the purchase of real property or (B) is not contemplated in the 2009 budget as set forth in Section 6.2(a)(v) of the Liberty Disclosure Schedule; provided that in respect of capital expenditures in 2010, the aggregate amount shall not exceed $2,500,000;

          (vi)  directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person;

         (vii)  make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person (other than a wholly-owned Subsidiary of Splitco or, with respect to a partially-owned Subsidiary of Splitco, an investment, loan or advance that is made pro rata along with the other equity owners of such partially-owned Subsidiary);

        (viii)  (A) amend, modify or terminate any Splitco Material Contract listed in Section 6.2(a)(viii) of the Liberty Disclosure Schedule, (B) enter into any Contract that would be a Splitco Material Contract if it had been entered into prior to the date hereof (other than to the extent entered into in the ordinary course of business or reasonable agreements and arrangements relating to Splitco's performance of its obligations under Section 6.4), (C) amend or modify the Liberty Engagement Letters (other than to the extent permitted by Section 6.4), (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or result in the acceleration of any obligation or the vesting of any benefit as a result of the consummation of the Transactions or (E) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

          (ix)  increase in any manner the compensation of any of the directors, officers, employees, and individual consultants of Splitco or its Subsidiaries and payable in respect of periods following the Split-Off Effective Time or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, director, officer, other employee, consultant or Affiliate of Splitco, other than (A) as required pursuant to applicable Law, the terms of the agreements set forth in Section 6.2(a)(ix) of the Liberty Disclosure Schedule (correct and complete copies of which have been made available to DIRECTV) or the terms of any Splitco Employee Benefit Plan, (B) any increase in compensation to directors of Splitco as set forth in Section 6.2(a)(ix) of the Liberty Disclosure Schedule, (C) increases in compensation and benefits of employees (other than officers of Splitco in their capacity as such) and individual contractors made in the ordinary course of business and in amounts and in a manner consistent with past practice, or as required by any Splitco Employment Agreement, (D) the entering into or establishment of any new Splitco Employee Benefit Plan in connection with the Split-Off so long as the terms of such plan are substantially similar to or in the aggregate no more beneficial to the beneficiaries of such plans than Splitco Employee Benefit Plans in place prior to the Split-Off Effective Time, (E) in connection with the hiring by any Subsidiary of Splitco of new employees, officers, or individual consultants in the ordinary course of business consistent with past practice and (F) the adoption of the Splitco Stock Plans as of the Split-Off Effective Time and the grant of any Splitco Equity Award contemplated or permitted by this Agreement, Section 2.4 of the Liberty Disclosure Schedule or Section 6.2(a)(i) of the Liberty Disclosure Schedule;

           (x)  (i) make, change or revoke any Tax election relating primarily to any member of the LEI Group, (ii) change any method of accounting relating primarily to any member of the LEI Group with respect to Taxes, (iii) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment relating primarily to any member of the LEI Group, (iv) settle or compromise any Tax liability relating primarily to any member of the LEI Group, (v) enter into any agreement relating primarily to Taxes of a member of the LEI Group with any Taxing

  Authority or (vi) make any change in any Tax practice or policy relating primarily to any member of the LEI Group, except, in each case, (A) as consented to or approved in advance by DIRECTV, which consent shall not be unreasonably withheld, conditioned or delayed, (B) as otherwise required because of a change in Tax Law or a Final Determination (as defined in the Tax Sharing Agreement), (C) if such action would not increase the amount of Taxes allocated to Splitco or its Affiliates under the Tax Sharing Agreement by more than a de minimis amount or (D) to the extent that Liberty shall have indemnified Splitco and its Affiliates for any resulting increase in the amount of Taxes allocated to Splitco or its Affiliates under the Tax Sharing Agreement; provided, however, that it is understood that any of the foregoing actions taken by GSN or any of its Subsidiaries shall not be deemed a breach of this Section 6.2(a)(x) except to the extent that Liberty, Splitco or any of its Subsidiaries (other than GSN or any of its Subsidiaries) shall have had Knowledge of, and shall have had the right to cause, or withhold consent to or otherwise prevent, such action;

          (xi)  amend the Splitco Charter Documents or the Splitco Subsidiary Documents;

         (xii)  adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly-owned Subsidiaries of Splitco);

        (xiii)  settle or compromise any litigation, proceeding or investigation material to Splitco and its Subsidiaries taken as a whole (this covenant being in addition to Liberty's and Splitco's agreement set forth in Section 6.12 hereof);

        (xiv)  pay, discharge or satisfy Liabilities, other than (A) the payment, discharge or satisfaction of Liabilities (1) reflected or reserved against in the Audited Financial Statements, (2) incurred since the Splitco Balance Sheet Date in the ordinary course of business consistent with past practices, or (3) expressly provided for in any Transaction Agreement and (B) scheduled repayments of indebtedness (i) reflected on the Audited Financial Statements or (ii) set forth in Section 6.2(a)(xiv) of the Liberty Disclosure Schedule; provided that in no event may Splitco or any of its Subsidiaries pay, discharge or satisfy any Liabilities owing to Liberty or any Affiliate of Liberty other than as set forth in Section 6.2(a)(xiv) of the Liberty Disclosure Schedule;

         (xv)  cancel any material indebtedness or waive or assign any material claims or rights (tangible and intangible), except in the ordinary course of business consistent with past practice;

        (xvi)  except as necessary in the ordinary course of business consistent with past practices, dispose of, grant, or obtain, or permit to lapse any rights to, any material Splitco Owned Intellectual Property or any material Splitco Licensed Intellectual Property;

       (xvii)  make any changes in the capital structure of Splitco or any of its Subsidiaries;

      (xviii)  sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (other than Liens incurred in connection with the Greenlady Debt) any of the Liberty Owned DIRECTV Shares;

        (xix)  except as set forth in Section 6.2(a)(xix) of the Liberty Disclosure Schedule, amend, modify or enter into any Contract with Splitco or any of its Subsidiaries, on the one hand, and Liberty or any of its Affiliates (other than Splitco or any of its Subsidiaries), on the other hand (other than any Contract to which DIRECTV or any of its Subsidiaries is a party);

         (xx)  amend, modify or terminate any Contract entered into in connection with the increase of Liberty's indirect ownership interest in GSN pursuant to the contribution of FUN Technologies to GSN, including those Contracts set forth in Section 6.2(a)(xx) of the Liberty Disclosure Schedule (other than any such amendment, modification or termination that would not reasonably be expected to significantly adversely affect the Splitco Business);

        (xxi)  amend, modify or terminate the Share Exchange Agreement or any Ancillary Agreement (as defined in the Share Exchange Agreement) in a manner that would adversely affect the rights to be assigned pursuant to Section 6.6(f); or

       (xxii)  agree, in writing or otherwise, to take any of the foregoing actions.

        (b)   Notwithstanding the foregoing, Liberty, Splitco and DIRECTV agree it is their understanding and intention that:

            (i)  prior to the Split-Off Effective Time, Splitco will not conduct any business or operations other than in connection with the performance of its obligations hereunder and that after the Split-Off Effective Time and prior to the Merger Effective Time Splitco will be operated consistently with its status as a publicly traded holding company and will conduct substantially all of its business through its Subsidiaries;

           (ii)  during the period commencing on April 1, 2009 and ending at the Merger Effective Time (the "Pre-Closing Period"), except as set forth herein and in Section 6.2(b)(ii) of the Liberty Disclosure Schedule, each Subsidiary of Splitco has operated and will operate its business on a stand-alone basis to the extent reasonably practicable and in the ordinary course of business consistent with past practice, and each Subsidiary of Splitco has retained and will retain for its account all revenues attributable to its business and has been and will be responsible for all liabilities and expenses incurred in connection with its business and therefore has been and will be responsible for all expenses arising out of its operations (including items such as payroll and other employee benefits, insurance, distribution expenses, debt service on such Subsidiary's indebtedness, rights fees and similar items), but has not been and will not be responsible for corporate overhead and similar charges (other than customary allocations consistent with past practice);

          (iii)  consistent with the allocations referred to in clause (ii) above during the Pre-Closing Period no Subsidiary of Splitco has nor will any such Subsidiary dividend, distribute or advance funds or assets to either Liberty or Splitco, except that:

            (A)  prior to the Split-Off Effective Time, each Subsidiary of Splitco will be permitted to distribute, directly or indirectly, to Liberty:

              (w)  its customary allocation of: corporate overhead charges, group insurance, payroll and employee benefit expenses and fees, costs and expenses of legal and accounting professionals and other professional service providers (provided such fees, costs and expenses shall not include any such fees, costs and expenses payable by Liberty pursuant to Section 6.13);

              (x)   repayment of advances made to such Subsidiary in connection with cash management procedures;

              (y)   any payments due under the Liberty Revolving Credit Facility; and

              (z)   amounts described in Section 6.2(b)(iii)(A) of the Liberty Disclosure Schedule;

            (B)  during the period from the Split-Off Effective Time to the Merger Effective Time, the Subsidiaries of Splitco will not dividend or distribute cash or cash equivalents to Splitco other than such Subsidiaries' applicable share of the Splitco Approved Expenses and Splitco will not pay to Liberty or any Subsidiary of Liberty any amounts other than:

              (w)  amounts required to be paid to Liberty in accordance with the terms of any Transaction Agreement (including, to the extent paid by Liberty, Splitco's applicable portion of the fees, costs and expenses of legal and accounting professionals incurred in connection with Splitco's status as a publicly traded company); and

              (x)   amounts described in Section 6.2(b)(iii)(B)(y) of the Liberty Disclosure Schedule; (clauses (w) and this clause (x) collectively, the "Splitco Approved Expenses").

          (iv)  In addition to its obligations under Section 6.8 prior to the Merger Effective Time, Liberty and Splitco will provide DIRECTV with such regular access to the books and records of Splitco and each of its Subsidiaries as is reasonably necessary to confirm Splitco and its Subsidiaries compliance with its obligations under this Section 6.2.

        (c)   Notwithstanding anything in this Agreement to the contrary, DIRECTV and its Subsidiaries (i) acknowledge that the governance rights of Liberty, Splitco and their respective Subsidiaries with respect to GSN and its Subsidiaries are limited and subject to the GSN Operating Agreement and (ii) agree that any covenants or agreements in this Agreement requiring (x) GSN or any of its Subsidiaries to take any action or refrain from taking any action or (y) Liberty, Splitco or any of their respective Subsidiaries to cause GSN or any of its Subsidiaries to take any action or refrain from taking any action shall not apply if the approval of the members of GSN who are not Subsidiaries of Liberty or Splitco is not received as required pursuant to the terms of the GSN Operating Agreement. Liberty, until the Split-Off Effective Time, and Splitco shall use commercially reasonable efforts to seek such approval (and will not oppose any action seeking such approval). Liberty and Splitco agree and agree to cause their respective Subsidiaries to take all actions permitted by the GSN Operating Agreement to cause GSN or its Subsidiaries to comply with this Agreement and will not approve of any action that would reasonably be expected to result in GSN or its Subsidiaries breaching any obligations under this Agreement in all cases, subject to Section 6.2(a)(y), Section 7.1 of the GSN Operating Agreement and any fiduciary duties of any members of the GSN Management Committee (as defined in the GSN Operating Agreement) designated thereby.

        SECTION 6.3 Conduct of Business by DIRECTV Pending the Transactions.

        (a)   Except as expressly permitted by this Agreement, any of the other Transaction Agreements or as required by applicable Law, during the period from the date of this Agreement until the DIRECTV Effective Time, or as set forth in Section 6.3(a) of the DIRECTV Disclosure Schedule, during the period from the date of this Agreement to the DIRECTV Effective Time, DIRECTV shall not, and shall not permit any of its respective Subsidiaries to, without the prior written consent of Splitco:

            (i)  (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of DIRECTV Common Stock, voting securities or equity interests or capital stock, voting securities or equity interests of any Subsidiary of DIRECTV of any class, or any subscriptions, options, warrants, calls, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in DIRECTV or any of its Subsidiaries, other than (x) pursuant to Section 2.3 of this Agreement or (y) pursuant to a DIRECTV Equity Award granted under a DIRECTV Stock Plan, which DIRECTV Equity Award (1) is outstanding on the date of this Agreement or is granted following the date hereof as permitted by Section 6.3(a)(i) of the DIRECTV Disclosure Schedule and (2) is issued in accordance with the terms thereof; (B) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of DIRECTV Common Stock or otherwise make any payments to holders of DIRECTV Common Stock in their capacity as such, other than any repurchases by DIRECTV of DIRECTV Common Stock; (C) split, combine, subdivide or reclassify any shares of DIRECTV Common Stock; or (D) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the DIRECTV Stock Plans or any agreement evidencing any stock option or other right to acquire capital stock of DIRECTV or any restricted stock purchase agreement or any similar or related contract;

           (ii)  directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person if such acquisition would reasonably be expected to impede or delay, in any material respect, the ability of the parties to satisfy any of the conditions to the Mergers set forth in this Agreement;

          (iii)  make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in any Person if such investment would reasonably be expected to impede or delay, in any material respect, the ability of the parties to satisfy any of the conditions to the Mergers set forth in this Agreement;

          (iv)  (A) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or result in the acceleration of any obligation or the vesting of any benefit as a result of the consummation of the Transactions, or (B) release any Person from or modify or waive any provision of any confidentiality, standstill or similar agreement and, in each case, that would reasonably be expected to cause a DIRECTV Material Adverse Effect; or

           (v)  agree, in writing or otherwise, to take any of the foregoing actions.

        SECTION 6.4 No Solicitation by Liberty and Splitco; Etc.

        (a)   From the date of this Agreement until the Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, each of Liberty and Splitco shall not, and shall cause their respective Subsidiaries and their Representatives (the "Liberty and Splitco Representatives") not to, directly or indirectly (i) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, any Splitco Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Splitco Takeover Proposal, (iii) enter into any letter of intent, agreement, arrangement or other understanding related to any Splitco Takeover Proposal, (iv) take any action to make the provisions of any "fair price," "moratorium," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation (including any transaction under, or a Person becoming an "interested shareholder" under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in Liberty's or Splitco's certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a Splitco Takeover Proposal (and, to the extent permitted thereunder, Liberty and Splitco shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than DIRECTV, under any such provisions), or (v) resolve, propose or agree to do any of the foregoing; provided, however, that if (A) after the date hereof, the Board of Directors of Liberty receives an unsolicited, bona fide written Splitco Takeover Proposal in circumstances not involving a breach of this Agreement and (B) the Board of Directors of Liberty determines in good faith, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation, that such Splitco Takeover Proposal constitutes, or would reasonably be expected to lead to, a Splitco Superior Proposal, then Liberty may, at any time prior to obtaining the Liberty Stockholder Approval (but in no event after obtaining the Liberty Stockholder Approval) and after providing DIRECTV not less than forty-eight (48) hours written notice of its intention to take such actions, (x) furnish information with respect to Liberty or the Splitco Business to the Person making such Splitco Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with Liberty (which confidentiality agreement must be no less favorable to Liberty (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Liberty and may not restrict Liberty from complying with this Section 6.4, and (2) Liberty advises DIRECTV of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person, Liberty delivers to DIRECTV all such information not previously provided to DIRECTV, and (y) participate in discussions and negotiations with such Person regarding such Splitco Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by Liberty's Subsidiaries, Splitco's Subsidiaries, Liberty's Representatives or Splitco's Representatives shall be deemed to be a breach of this Section 6.4 by Liberty if such violation occurs prior to the Split-Off Effective Time. Liberty shall provide DIRECTV with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within twenty-four (24) hours of the execution thereof.

        (b)   In addition to the other obligations of Liberty set forth in this Section 6.4, Liberty shall promptly advise DIRECTV, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Liberty in respect of any Splitco Takeover Proposal, and shall, in any such notice to DIRECTV, indicate (i) the identity of the Person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep DIRECTV fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and Liberty shall provide DIRECTV with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and the status of any such discussions or negotiations.

        (c)   Except as expressly permitted by this Section 6.4(c), neither the Board of Directors of Liberty nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to DIRECTV, the Liberty Board Recommendation or the approval or declaration of advisability by such Board of Directors of the Reorganization Agreement and the Transactions (including the Mergers and the Split-Off) or (B) approve or recommend, or propose publicly to approve or recommend, any Splitco Takeover Proposal (any action described in this clause (i) being referred to as a "Liberty Adverse Recommendation Change"), (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Liberty, Splitco or any of their respective Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Splitco Takeover Proposal (other than a confidentiality agreement in accordance with Section 6.4(a) each, a "Splitco Acquisition Agreement"), or (iii) recommend a Splitco Takeover Proposal to the Liberty Entertainment stockholders. Notwithstanding the foregoing (provided that Liberty has not breached this Section 6.4 and at any time prior to obtaining the Liberty Stockholder Approval, but in no event after obtaining the Liberty Stockholder Approval), the Board of Directors of Liberty may effect a Liberty Adverse Recommendation Change in response to a Splitco Takeover Proposal if it determines, in good faith, after consulting with outside legal counsel and a financial advisor of nationally recognized reputation, that such Splitco Takeover Proposal constitutes a Splitco Superior Proposal and that the failure to take such action would result in a violation of its fiduciary duties under applicable Law; provided that no such action may be taken until after the third Business Day following DIRECTV's receipt of written notice (unless at the time such notice is otherwise required to be given there are less than three Business Days prior to the Liberty Stockholders Meeting, in which case Liberty shall provide as much notice as is reasonably practicable) from Liberty (a "Liberty Adverse Recommendation Notice") advising DIRECTV that Liberty has received a Splitco Superior Proposal and the Board of Directors of Liberty intends to make such Liberty Adverse Recommendation Change and specifying the terms and conditions of such Splitco Superior Proposal (it being understood and agreed that during such three Business Day period, Liberty shall negotiate in good faith with DIRECTV and that any amendment to the financial terms or other material terms of such Splitco Superior Proposal shall require a new Liberty Adverse Recommendation Notice and a new three Business Day period (unless at the time such notice is otherwise required to be given there are less than three Business Days prior to the

Liberty Stockholders Meeting, in which case Liberty shall provide as much notice as is reasonably practicable)). In determining whether to make a Liberty Adverse Recommendation Change, the Board of Directors of Liberty shall take into account any changes to the terms of this Agreement proposed by DIRECTV (in response to a Liberty Adverse Recommendation Notice or otherwise) in determining whether such third party Splitco Takeover Proposal still constitutes a Splitco Superior Proposal.

        (d)   For purposes of this Agreement:

          "Splitco Takeover Proposal" means any inquiry, proposal or offer from any Person or "group" (as defined in Section 13(d) of the Exchange Act), other than DIRECTV and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Splitco Business (including securities of Subsidiaries) equal to 10% or more of the Splitco Business' consolidated assets or to which 10% or more of the Splitco Business' revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of Beneficial Ownership of any Liberty Owned DIRECTV Shares or 10% or more of any class of equity securities of Splitco, (C) tender offer or exchange offer that if consummated would result in any Person or "group" (as defined in Section 13(d) of the Exchange Act) Beneficially Owning 10% or more of any class of equity securities of Splitco or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Splitco Business, Splitco or any of Splitco's Subsidiaries; in each case, other than the Transactions.

          "Splitco Superior Proposal" means a bona fide written offer, obtained after the date hereof and not in breach of this Agreement, each of the other Transaction Agreements or any standstill agreement, to acquire, directly or indirectly, (i) all of the equity securities of Splitco, (ii) all or substantially all of the Splitco Assets (including all of the Liberty Owned DIRECTV Shares) or (iii) all of the Liberty Owned DIRECTV Shares, made by a third party, for which the Board of Directors of Liberty determines in good faith financing is reasonably likely to be obtained and which is otherwise on terms and conditions which the Board of Directors of Liberty determines in its good faith and reasonable judgment (after consultation with outside counsel and a financial advisor of national reputation) to be more favorable to the stockholders of Liberty from a financial point of view than the Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by DIRECTV and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing, the expected timing of closing and the expectation of obtaining required approvals).

        (e)   Nothing in this Section 6.4 shall prohibit the Board of Directors of Liberty or Splitco from taking and disclosing to holders of Liberty Common Stock or Splitco Common Stock, respectively, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if such Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that in no event shall Liberty, Splitco, or their respective Boards of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.4(c).

        SECTION 6.5 No Solicitation by DIRECTV; Etc.

        (a)   From the date of this Agreement until the DIRECTV Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, DIRECTV shall not, and shall cause its Subsidiaries and its Representatives (the "DIRECTV Representatives") not to, directly or indirectly (i) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, any DIRECTV Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any DIRECTV Takeover Proposal, (iii) enter into any letter of intent, agreement, arrangement or other understanding related to any DIRECTV Takeover Proposal, (iv) take any action to make the provisions of any "fair price," "moratorium," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in DIRECTV's certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a DIRECTV Takeover Proposal (and, to the extent permitted thereunder, DIRECTV shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Liberty or Splitco, under any such provisions), or (v) resolve, propose or agree to do any of the foregoing; provided, however, that if (A) after the date hereof, the Board of Directors of DIRECTV receives an unsolicited, bona fide written DIRECTV Takeover Proposal in circumstances not involving a breach of this Agreement and (B) the Board of Directors of DIRECTV determines in good faith, after consulting with its outside legal counsel and a financial advisor of nationally recognized reputation, that such DIRECTV Takeover Proposal constitutes, or would reasonably be expected to lead to, a DIRECTV Superior Proposal, then DIRECTV may, at any time prior to obtaining the DIRECTV Stockholder Approval (but in no event after obtaining the DIRECTV Stockholder Approval) and after providing Liberty and Splitco not less than forty-eight (48) hours written notice of its intention to take such actions, (x) furnish information with respect to DIRECTV to the Person making such DIRECTV Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with DIRECTV (which confidentiality agreement must be no less favorable to DIRECTV (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with DIRECTV and may not restrict DIRECTV from complying with this Section 6.5, and (2) DIRECTV advises Liberty and Splitco of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person, DIRECTV delivers to Liberty and Splitco all such information not previously provided to Liberty and Splitco, and (y) participate in discussions and negotiations with such Person regarding such DIRECTV Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by DIRECTV's Subsidiaries or DIRECTV Representatives shall be deemed to be a breach of this Section 6.5 by DIRECTV. DIRECTV shall provide Liberty and Splitco with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within twenty-four (24) hours of the execution thereof.

        (b)   In addition to the other obligations of DIRECTV set forth in this Section 6.5, DIRECTV shall promptly advise Liberty and Splitco, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, DIRECTV in respect of any DIRECTV Takeover Proposal, and shall, in any such notice to Liberty and Splitco, indicate (i) the identity of the Person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Liberty and Splitco fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and DIRECTV shall provide Liberty and Splitco with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and the status of any such discussions or negotiations.

        (c)   Except as expressly permitted by this Section 6.5(c), neither the Board of Directors of DIRECTV nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Liberty or Splitco, the DIRECTV Board Recommendation or the approval or declaration of advisability by such Board of Directors of this Agreement and the Transactions (including the DIRECTV Merger) or (B) approve or recommend, or propose publicly to approve or recommend, any DIRECTV Takeover Proposal (any action described in this clause (i) being referred to as a "DIRECTV Adverse Recommendation Change"), (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize DIRECTV or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any DIRECTV Takeover Proposal (other than a confidentiality agreement in accordance with Section 6.5(a) each, a "DIRECTV Acquisition Agreement"), or (iii) to recommend a DIRECTV Takeover Proposal to the DIRECTV stockholders. Notwithstanding the foregoing (provided that DIRECTV has not breached this Section 6.5 and at any time prior to obtaining the DIRECTV Stockholder Approval, but in no event after obtaining the DIRECTV Stockholder Approval), the Board of Directors of DIRECTV may effect a DIRECTV Adverse Recommendation Change in response to a DIRECTV Takeover Proposal, if it determines, in good faith, after consulting with outside legal counsel and a financial advisor of nationally recognized reputation, that such DIRECTV Takeover Proposal constitutes a DIRECTV Superior Proposal and that the failure to take such action would result in a violation of its fiduciary duties to DIRECTV and the DIRECTV stockholders under applicable Law; provided that no such action may be taken until after the third Business Day following the receipt by Liberty and Splitco of written notice (unless at the time such notice is otherwise required to be given there are less than three Business Days prior to the DIRECTV Stockholders Meeting, in which case DIRECTV shall provide as much notice as is reasonably practicable) (a "DIRECTV Adverse Recommendation Notice") from DIRECTV advising Liberty and Splitco that DIRECTV has received a DIRECTV Superior Proposal and the Board of Directors of DIRECTV intends to make such DIRECTV Adverse Recommendation Change and specifying the terms and conditions of such DIRECTV Superior Proposal (it being understood and agreed that during such three Business Day period, DIRECTV shall negotiate in good faith with Liberty and Splitco and that any amendment to the financial terms or other material terms of such DIRECTV Superior Proposal shall require a new DIRECTV Adverse Recommendation Notice and a new three Business Day period (unless at the time such notice is otherwise required to be given there are less than three Business Days prior to the DIRECTV Stockholders Meeting, in which case DIRECTV shall provide as much notice as is reasonably practicable)). In determining whether to make a DIRECTV Adverse Recommendation Change, the Board of Directors of DIRECTV shall take into account any changes to the terms of this Agreement proposed by Liberty and Splitco (in response to a DIRECTV Adverse Recommendation Notice or otherwise) in determining whether such third party DIRECTV Takeover Proposal still constitutes a DIRECTV Superior Proposal.

        (d)   For purposes of this Agreement:

          "DIRECTV Takeover Proposal" means any inquiry, proposal or offer from any Person or "group" (as defined in Section 13(d) of the Exchange Act), other than Liberty, Splitco and their respective Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of DIRECTV and its Subsidiaries (including securities of Subsidiaries) equal to 10% or more of DIRECTV's consolidated assets or to which 10% or more of DIRECTV's revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of Beneficial Ownership of 10% or more of any class of equity securities of DIRECTV, (C) tender offer or exchange offer that if consummated would result in any Person or

  "group" (as defined in Section 13(d) of the Exchange Act) Beneficially Owning 10% or more of any class of equity securities of DIRECTV or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving DIRECTV or any of its Subsidiaries; in each case, other than the Transactions.

          "DIRECTV Superior Proposal" means a bona fide written offer, obtained after the date hereof and not in breach of this Agreement or any standstill agreement, to acquire, directly or indirectly, (i) all of the equity securities of DIRECTV or (ii) all or substantially all of the assets of DIRECTV and its Subsidiaries, made by a third party, for which the Board of Directors of DIRECTV determines in good faith financing is reasonably likely to be obtained and which is otherwise on terms and conditions which the Board of Directors of DIRECTV determines in its good faith and reasonable judgment (after consultation with outside counsel and a financial advisor of national reputation) to be more favorable to the stockholders of DIRECTV from a financial point of view than the Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Liberty and Splitco and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing, the expected timing of closing and the expectation of obtaining required approvals).

        (e)   Nothing in this Section 6.5 shall prohibit the Board of Directors of DIRECTV from taking and disclosing to DIRECTV stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if such Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that in no event shall DIRECTV or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.5(c).

        SECTION 6.6 Reasonable Best Efforts.

        (a)   Subject to the terms and conditions of this Agreement (including Section 6.6(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws and the Requisite FCC Approvals), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions. For purposes hereof, "Antitrust Laws" means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

        (b)   In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within fifteen Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (ii) each party shall use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

        (c)   Each of Liberty and Splitco shall cooperate with DIRECTV and shall use its reasonable best efforts to assist DIRECTV in obtaining the Requisite FCC Approvals. DIRECTV shall provide Liberty and Splitco with a reasonable opportunity to review and comment on each submission to be filed by DIRECTV with the FCC in connection with obtaining the Requisite FCC Approvals (an "FCC Submission") prior to the filing of such submission with the FCC. No FCC Submission shall be filed by DIRECTV with the FCC unless, prior to such filing, Liberty and Splitco shall have agreed (which consent shall not be unreasonably withheld, conditioned or delayed) as to the contents of such submission to the extent that the submission (i) includes statements or representations relating to facts that are or will be under the control of Liberty, Splitco, any of their respective Subsidiaries or any of their respective stockholders, directors or officers or (ii) is relevant to, or creates, any actual or potential obligations of, or limitations on, Liberty, Splitco, any of their respective Subsidiaries or any of their respective stockholders, directors or officers including any such obligations of, or limitations on, Splitco or its Subsidiaries under the Reorganization Agreement and other documents related to the Restructuring and Split-Off (each, a "Liberty FCC Issue"); provided, however, that if the FCC requests same-day filing of an FCC Submission that does not include any material issue or statement related to a Liberty FCC Issue, then DIRECTV is required only to make a good faith effort to notify Liberty's and Splitco's Representatives and to give such Representatives an opportunity to review and comment on such submission prior to filing it with the FCC. Neither DIRECTV nor its Representatives shall conduct any substantive communications with the FCC with respect to the Transactions or the FCC Submission, including meetings or conferences with FCC personnel, whether telephonically, in person or otherwise, without first notifying Liberty and Splitco (or their Representatives) and with respect to communications, meetings or conferences regarding a Liberty FCC Issue giving Liberty and Splitco (or their Representatives) a reasonable opportunity to participate, and a reasonable number of their Representatives shall have an opportunity to participate in all conferences or meetings with FCC personnel that take place in person with respect to any Liberty FCC Issue; provided, however, that in the case of communications concerning a FCC Submission that occur during an unscheduled telephone conference initiated by the FCC or a telephone conference initiated by DIRECTV or its Representatives for a purpose unrelated to the FCC Required Approvals in connection with which it is not reasonably practicable to provide to Liberty and Splitco or their respective Representatives advance notice and an opportunity to participate, DIRECTV (or its Representatives) shall promptly update Liberty and Splitco and their Representatives as to the content of such communications. DIRECTV shall provide Liberty and Splitco with copies of each FCC Submission filed with the FCC promptly following the filing thereof and with copies of any correspondence related to the Requisite FCC Approvals received by DIRECTV.

        (d)   Subject to Section 6.6(c), each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FCC, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions. Subject to Sections 6.6(c) and 6.14(b), no party hereto shall independently participate in any formal or informal meeting with any Governmental Authority in respect of any material communication or any filings, submissions, investigations or other inquiry, without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.

        (e)   In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by the FCC, or any other Governmental Authority or other Person with respect to the Transactions. In seeking the Requisite FCC Approvals, Liberty and DIRECTV shall commit to accept program access and carriage conditions in the form set forth in Exhibit C. Notwithstanding the foregoing or any other provision of this Agreement, neither DIRECTV nor Splitco (nor Liberty on behalf of Splitco) shall, without the other party's prior written consent, commit to any further divestiture transaction or agree to any restriction on its business, and nothing in this Section 6.6 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 9.1 so long as such party has up to then complied in all material respects with its obligations under this Section 6.6, (ii) require any party to offer, accept or agree to (A) dispose or hold separate (in trust or otherwise) any part of its businesses, operations, assets or product lines (or a combination of DIRECTV's and Splitco's respective businesses, operations, assets or product lines) or otherwise rearrange the composition of its assets, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, any party may carry on business in any part of the world (including such party's freedom of action with respect to future acquisitions of assets or businesses or its full rights of ownership with respect to any assets and businesses held as of the date hereof or at the Closing) and/or (D) take any action to impose restrictions or limitations upon the exercise of full rights of ownership by any holder of capital stock of Liberty, DIRECTV, Splitco or Holdings, or otherwise to require the repurchase, redemption, deemed transfer, divestiture or other disposition (by forced sale or otherwise) of the capital stock held by any holder of shares of Liberty, DIRECTV, Splitco or Holdings, or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any of the Transactions as violative of any Antitrust Law, beyond the requirements set forth in Exhibit C.

        (f)    (i)    At the Split-Off Effective Time, Liberty shall assign those of its rights under the Share Exchange Agreement and each of the Ancillary Agreements set forth in Section 6.6(f) of the Liberty Disclosure Schedule to Splitco or one of its Subsidiaries (to the extent that Splitco or one of its Subsidiaries is not a party to any such agreement).

           (ii)  From and after the date hereof until the first to occur of the Merger Effective Time or termination of this Agreement in accordance with its terms, DIRECTV, on behalf of itself and its Affiliates, covenants and agrees that it will not initiate, join in or otherwise support any claim (including derivative claims), suit, action, arbitration or other legal, equitable or other proceeding seeking (directly or indirectly) relief of any kind (in money damages or equitable remedies) against Liberty or Splitco, their respective Subsidiaries, or their respective Representatives (collectively, the "Liberty/Splitco Releasees") pursuant to the Indemnification Agreement, dated as of February 27, 2008, by and among DIRECTV, News and Liberty (the "Indemnification Agreement"), that arises as a result of or in connection with the Transactions. The foregoing covenant not to sue shall be applicable to and shall constitute a release of any and all claims and liabilities that may have arisen or may arise from all claims, actions or causes of action against any of the Liberty/Splitco Releasees which DIRECTV and its Affiliates have or purport to have based on the Indemnification Agreement and that arises as a result of or in connection with the Transactions.

          (iii)  Without limiting the generality of the foregoing clause (ii), from and after the Split-Off Effective Time, DIRECTV, on behalf of itself and its Affiliates, covenants and agrees that it will not initiate, join in or otherwise support any claim (including derivative claims), suit, action, arbitration or other legal, equitable or other proceeding seeking (directly or indirectly) relief of any kind (in money damages or equitable remedies) against Liberty or its Subsidiaries or its Representatives (the "Liberty Releasees") pursuant to the Indemnification Agreement. The foregoing covenant not to sue shall be applicable to and shall constitute a release of any and all claims and liabilities that may have arisen or may arise from all claims, actions or causes of action against any of the Liberty Releasees which DIRECTV and its Affiliates have or purport to have based on the Indemnification Agreement.

          (iv)  At the Split-Off Effective Time, the letter agreement, dated May 6, 2008 (the "May 2008 Letter"), among DIRECTV, Liberty and the other parties named therein shall be of no further force and effect as to Liberty; provided that all of the rights and obligations of Liberty under the May 2008 Letter shall be assumed by Splitco.

        (g)   In connection with the Split-Off, Liberty and Splitco shall use their reasonable best efforts to seek, as promptly as practicable, a private letter ruling from the IRS, to the effect that the LDIG Gamenet Restructuring, the Contribution and the Split-Off (each to be consummated in accordance with the Reorganization Agreement and, in respect of the Split-Off, in accordance with paragraph (f)(i) of Article IV, Section A.2 of the certificate of incorporation of Liberty) will qualify as tax-free transactions under Sections 355 and/or 368 of the Code and such other rulings as are set forth on Section 6.6(g) of the Liberty Disclosure Schedule (such ruling, the "IRS Ruling"); provided, however, that, in the event that the IRS will not issue one or more of the rulings requested by Liberty, then Liberty, Splitco, Holdings and DIRECTV shall use their reasonable best efforts to restructure the transactions in a manner that will preserve the economics and equity participation of the transactions to Liberty, DIRECTV, Splitco and their respective stockholders and result in the receipt of such rulings.

        (h)   Each of Liberty and Splitco shall use, and shall cause their Subsidiaries to use, their reasonable best efforts to obtain at the earliest practicable date all of the consents, waivers and approvals listed on Section 6.6(h) of the Liberty Disclosure Schedule. All such consents, waivers, approvals and notices shall be in writing and in form and substance satisfactory to DIRECTV, and executed counterparts of such consents, waivers and approvals shall be delivered to DIRECTV promptly after receipt thereof, and copies of such notices shall be delivered to DIRECTV promptly after the making thereof.

        SECTION 6.7 Public Announcements.    The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by DIRECTV and Liberty. Thereafter, none of Liberty, Splitco nor DIRECTV shall issue or cause the publication of any press release or other written communication to the public (to the extent not previously issued or made in accordance with this Agreement) with respect to the Mergers, this Agreement or the Transactions without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party, to the extent such party is reasonably able to do so, shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

        SECTION 6.8 Access to Information; Confidentiality.    Prior to the Closing, with respect to the Splitco Business only, Liberty and Splitco shall, and shall cause each of their Subsidiaries to, afford to DIRECTV and DIRECTV's Representatives reasonable access during normal business hours to all of their properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other

Representatives as DIRECTV may reasonably request with reasonable prior notice and Liberty and Splitco shall furnish as soon as reasonably practicable to DIRECTV all information concerning the Splitco Business as DIRECTV may reasonably request, subject in all cases, to any bona fide concerns of attorney-client privilege that Liberty and Splitco may reasonably have and any restrictions contained in Contracts to which Liberty, Splitco or any of their Subsidiaries is a party (it being understood that each of Liberty and Splitco shall use its reasonable best efforts to provide any such information in a manner that does not result in such violation). DIRECTV and its Representatives shall conduct any such activities in a manner as not to interfere unreasonably with the business of Liberty, Splitco or any of their Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Liberty, Splitco or any of their respective Subsidiaries of their normal duties. Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of September 15, 2008, between Liberty and DIRECTV (as it may be amended from time to time, including to add Splitco as a party thereto, the "Confidentiality Agreement"), DIRECTV shall hold information received from Liberty pursuant to this Section in confidence in accordance with the terms of the Confidentiality Agreement. No investigation, or information received, pursuant to this Section 6.8 will modify any of the representations and warranties of the parties hereto.

        SECTION 6.9 Notification of Certain Matters.    Liberty and Splitco shall give prompt notice to DIRECTV, and DIRECTV shall give prompt notice to Liberty and Splitco, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Liberty (solely with respect to the Splitco Business, the Liberty Owned DIRECTV Shares or the Transactions), Splitco, Holdings, or DIRECTV, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (A) that is qualified as to materiality or Material Adverse Effect to be untrue and (B) that is not so qualified to be untrue in any material respect, and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

        SECTION 6.10 Indemnification.

        (a)   From and after the DIRECTV Effective Time, Holdings shall indemnify the individuals who at or prior to the DIRECTV Effective Time were directors or officers of DIRECTV with respect to all acts or omissions by them in their capacities as such at any time prior to the DIRECTV Effective Time, to the fullest extent (i) required by the DIRECTV Charter Documents as in effect on the date of this Agreement, (ii) required by any indemnification agreement between DIRECTV and any such director or officer as in effect on the date hereof or as of the DIRECTV Effective Time or (iii) permitted under applicable Law.

        (b)   From and after the Merger Effective Time, Holdings shall indemnify the individuals who at or prior to the Merger Effective Time were directors or officers of Liberty or Splitco with respect to third party Actions brought by stockholders of Liberty Entertainment Common Stock or, after the Split-Off Effective Time, Splitco Common Stock, for acts taken or omissions by them in their capacities as directors or officers of Liberty or Splitco in connection with the approval of the Transactions, including the Split-Off and the Mergers, at any time prior to the Merger Effective Time (other than claims brought relating to the percentage of Liberty Entertainment Common Stock excluded from the Redemption), to the fullest extent (A) required by the Liberty Charter Documents as in effect on the date of this Agreement, (B) required by the Splitco Public Charter Documents as in effect upon the Split-Off Effective Time, (C) required by any indemnification agreement (x) between Liberty and any such director or officer as in effect on the date hereof (or entered into after the date hereof) and in the form publicly filed by Liberty prior to the date hereof, or (y) between Splitco and any such director or officer entered into after the date hereof and in the form attached hereto as Exhibit D, and (D) permitted under applicable Law. For the avoidance of doubt, the parties agree that the foregoing indemnification obligations shall only apply to Losses relating to Actions by holders of Liberty Entertainment Common Stock regardless of whether such holders own other classes of Liberty Media Common Stock and to Losses relating to Actions by holders of Splitco Common Stock.

        (c)   The directors and officers of DIRECTV, Liberty and Splitco to whom this Section 6.10 applies shall be third party beneficiaries of this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of each director and officer of DIRECTV, Liberty and Splitco and his or her heirs.

        (d)   (i) In connection with any indemnification provided for in this Section 6.10, the party seeking indemnification (the "Indemnitee") will give Holdings (for purposes of this section, the "Indemnitor") prompt notice whenever it comes to the attention of the Indemnitee that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Section 6.10, and, if and when known, the facts constituting the basis for such claim and the projected amount of such Losses (in each case, in reasonable detail). Without limiting the generality of the foregoing, in the case of any Action made or commenced by a third party for which indemnification is being sought (a "Third-Party Claim"), such notice will be given no later than ten business days following receipt by the Indemnitee of written notice of such Third-Party Claim. The failure by any Indemnitee to so notify the applicable Indemnitor will not relieve such Indemnitor of any Liability under this Agreement except to the extent that such failure prejudices such Indemnitor in any material respect. The Indemnitee will deliver to the Indemnitor as promptly as practicable, and in any event within five business days after Indemnitee's receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to any Third-Party Claim.

           (ii)  After receipt of a notice pursuant to Section 6.10(d)(i) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor's cost, risk and expense, upon written notice to the Indemnitee of such election. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee's consent if such settlement (A) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitee, (B) includes a complete release of the Indemnitee and (C) does not seek any relief against the Indemnitee other than the payment of money damages to be borne by the Indemnitor. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee's name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If Indemnitee has been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor ("Separate Legal Defenses"), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the

  Indemnitor, and the Indemnitor will not have the right to control the defense or investigation of such Separate Legal Defenses available to such Indemnitee.

          (iii)  If, after receipt of a notice pursuant to Section 6.10(d)(i), the Indemnitor does not undertake to defend any such claim within thirty (30) days of receipt of such notice, the Indemnitee may, but will have no obligation to, contest any lawsuit or action with respect to such claim, and the Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee. The Indemnitee may not settle any lawsuit or action with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed, unless the Indemnitor had the right under this Section 6.10 to undertake control of the defense of such Third-Party Claim and failed to do so within thirty (30) days of receipt of such notice.

        SECTION 6.11 Restructuring and Split-Off.

        (a)   Liberty and Splitco agree to execute and deliver the Reorganization Agreement, the Tax Sharing Agreement and the Services Agreement, each in the forms attached hereto, prior to the Split-Off Effective Time.

        (b)   Subject to Section 6.4, Liberty and Splitco shall use their respective reasonable best efforts, and cause their respective Subsidiaries to use their respective reasonable best efforts, (i) to complete the Restructuring, prior to the Split-Off Effective Time, on and subject to the terms and conditions of the Reorganization Agreement, (ii) to execute and deliver the other Restructuring Agreements at or prior to the Split-Off Effective Time and (iii) to effect the Split-Off at or prior to the Closing in accordance with paragraph (f)(i) of Article IV, Section A.2 of the certificate of incorporation of Liberty and the Reorganization Agreement. Prior to the Closing, each of Liberty and Splitco shall not, and shall cause their Subsidiaries and the other parties to the Transaction Agreements not to, amend, modify, terminate or abandon any of the Transaction Agreements (other than this Agreement) or the Letter Agreement or to agree to amend, modify, terminate or abandon the Restructuring or any agreement or instrument entered into in accordance therewith or to waive any term or condition applicable thereto without the prior written consent of DIRECTV.

        (c)   Liberty and Splitco agree not to consummate the Split-Off until the first to occur of (i) all conditions to Closing contained in this Agreement, other than the condition that the Split-Off shall have occurred and conditions that may only be satisfied at Closing, shall have been satisfied or, to the extent permitted under the terms hereof, waived and the parties hereto shall have confirmed that the Closing will occur subject only to the Split-Off and the satisfaction of the conditions that may only be satisfied at Closing, (ii) the termination of this Agreement or (iii) the Board of Directors of Liberty shall have determined that the conditions to the Split-Off set forth in the Reorganization Agreement (other than those conditions that may only be satisfied upon the closing of the Restructuring) have been satisfied, that the conditions to the Mergers set forth herein (other than those conditions that may only be satisfied upon the closing of the Mergers) have not yet been satisfied, and that the Split-Off shall occur in advance of the Mergers on the date and time specified by the Board of Directors of Liberty in accordance with the Reorganization Agreement and in accordance with paragraph (f)(i) of Article IV, Section A.2 of the certificate of incorporation of Liberty.

        (d)   At the Split-Off Effective Time, the Splitco Charter and the Splitco Bylaws shall be amended so as to read in their entirety in the forms set forth in Exhibit A-3 and Exhibit A-4, respectively (collectively, the "Splitco Public Charter Documents").

        SECTION 6.12 Defense of Litigation.    Each of Liberty, Splitco, Holdings, Merger Sub One, Merger Sub Two and DIRECTV shall use its reasonable best efforts to defend against all actions, suits or proceedings in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the Transactions. None of Liberty, Splitco, Holdings, Merger Sub One, Merger Sub

Two or DIRECTV shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other parties. Each of Liberty, Splitco, Holdings, Merger Sub One, Merger Sub Two and DIRECTV shall use reasonable best efforts to cause each of its Affiliates, directors and officers to use reasonable best efforts to defend any such action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 6.12 to the same extent as if such Person was a party.

        SECTION 6.13 Fees and Expenses.    Subject to Section 9.3, all fees and expenses incurred in connection with this Agreement, each other Transaction Agreement, the Mergers and the consummation of the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated; provided that Liberty shall be responsible for paying all fees and expenses incurred by Liberty and Splitco in connection with this Agreement, each other Transaction Agreement, the Mergers and the consummation of the Transactions and DIRECTV shall be responsible for paying all fees and expenses incurred by DIRECTV, Holdings, Merger Sub One and Merger Sub Two. Notwithstanding anything to the contrary contained herein, DIRECTV will pay for the portion of the SEC filing fee applicable to the Holdings Form S-4 which is attributable to the shares of Holdings Common Stock to be distributed to the holders of DIRECTV Common Stock in the DIRECTV Merger, Splitco will pay (a) for the portion of the SEC filing fee applicable to the Holdings Form S-4 which is attributable to the shares of Holdings Common Stock to be distributed (i) to the holders of Splitco Common Stock in the Splitco Merger and (ii) in connection with the Malone Contribution and (b) Liberty will pay the entire SEC filing fee applicable to the Splitco Form S-4.

        SECTION 6.14 Tax Matters.

        (a)   None of Splitco, DIRECTV or any of their respective Subsidiaries shall, and prior to the Split-Off Effective Time, none of Liberty or any of its Subsidiaries shall, take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which action or failure to act could reasonably be expected to cause (i) the LDIG Gamenet Restructuring to fail to qualify as a reorganization under Section 368 of the Code, (ii) the Contribution and the Split-Off to fail to be treated as a tax-free transaction under Sections 368, 355 and 361 of the Code, (iii) the Splitco Merger and the Malone Contribution, taken together, to fail to qualify as a reorganization under Section 368 of the Code, or (iv) the DIRECTV Merger, the Splitco Merger and the Malone Contribution, taken together, to fail to be treated as exchanges described in Section 351 of the Code.

        (b)   DIRECTV shall cooperate with Liberty and shall use its reasonable best efforts to assist Liberty in obtaining the IRS Ruling and any other rulings from the IRS regarding the Transactions. Liberty shall provide DIRECTV with a reasonable opportunity to review and comment on each submission to be filed by Liberty with the IRS in connection with obtaining the IRS Ruling (an "IRS Ruling Submission") prior to the filing of such submission with the IRS. No IRS Ruling Submission shall be filed by Liberty with the IRS unless, prior to such filing, DIRECTV shall have agreed (which consent shall not be unreasonably withheld, conditioned or delayed) as to the contents of such submission to the extent that the submission (i) includes statements or representations relating to facts that are or will be under the control of DIRECTV, Holdings or any of their Subsidiaries or (ii) is relevant to, or creates, any actual or potential obligations of, or limitations on, DIRECTV, Holdings or any of their Subsidiaries including any such obligations of, or limitations on, Splitco or its Subsidiaries under the Reorganization Agreement and other documents related to the Restructuring and Split-Off; provided, however, that if the IRS requests same-day filing of an IRS Ruling Submission that does not include any material issue or statement, then Liberty is required only to make a good faith effort to notify DIRECTV's Representatives and to give such Representatives an opportunity to review and comment on such submission prior to filing it with the IRS. Neither Liberty nor its Representatives shall conduct any substantive communications with the IRS regarding any material issue arising with respect to the IRS Ruling, including meetings or conferences with IRS personnel, whether telephonically, in person or otherwise, without first notifying DIRECTV (or its Representatives) and giving DIRECTV (or its Representatives) a reasonable opportunity to participate, and a reasonable number of its Representatives shall have an opportunity to participate in all conferences or meetings with IRS personnel that take place in person, regardless of the nature of the issues expected to be discussed; provided, however, that in the case of communications concerning the IRS Ruling that occur during an unscheduled conference initiated by the IRS or a conference initiated by Liberty or its Representatives for a purpose unrelated to the IRS Ruling in connection with which it is not reasonably practicable to provide to DIRECTV or its Representatives advance notice and an opportunity to participate, Liberty or Splitco (or their Representatives) shall promptly update DIRECTV and its Representatives as to the content of such communications. Prior to the Split-Off, Liberty shall, and following the Split-Off, Splitco shall, provide DIRECTV with copies of each IRS Ruling Submission filed with the IRS promptly following the filing thereof and with copies of any correspondence related to the IRS Ruling received by Liberty or Splitco from the IRS.

        (c)   At the Closing, Splitco shall deliver to Holdings a certificate, in form and substance reasonably satisfactory to DIRECTV and that complies with Treasury Regulations Section 1.897-2(h), to the effect that interests in Splitco are not United States real property interests. For purposes of the foregoing, DIRECTV shall provide assistance to Splitco, and cooperate with Splitco, in making any determination required by the aforementioned certificate insofar as the assets of DIRECTV and its Subsidiaries are relevant to such determination.

        SECTION 6.15 Rule 16b-3.

        (a)   Prior to the Split-Off Effective Time, each of Liberty and Splitco shall take such steps as may be reasonably requested by any party hereto to cause (i) dispositions of Liberty Entertainment's equity securities (including derivative securities), and (ii) acquisitions of Splitco's equity securities (including derivative securities), pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of Liberty or Splitco to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters (the "No-Action Letter").

        (b)   Prior to the Merger Effective Time, each of Liberty, Splitco, Holdings and DIRECTV shall take such steps as may be reasonably requested by any party hereto to cause (i) dispositions of Splitco's (including in connection with the Malone Contribution) equity securities (including derivative securities), (ii) dispositions of DIRECTV's equity securities (including derivative securities) and (iii) acquisitions (including in connection with the Malone Contribution) of Holdings' equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of Liberty, Splitco, Holdings or DIRECTV to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the No-Action Letter.

        (c)   Prior to the Merger Effective Time, if DIRECTV acquires DIRECTV equity securities from Greenlady or Greenlady II, DIRECTV shall take such steps as may be reasonably requested by Liberty or Splitco for such disposition by Greenlady or Greenlady II to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

        SECTION 6.16 Employee Matters.

        (a)   Liberty and Splitco have provided DIRECTV with a schedule that sets forth, as of April 30, 2009, the name of each employee of Splitco and its Subsidiaries who will by virtue of the transactions contemplated by this Agreement be employed by a Subsidiary of Holdings immediately following the Merger Effective Time ("Transferred Employees"), along with such employee's job title and reporting position, current salary and incentive bonus opportunities, and years of service, and designating such employee's status as exempt or non-exempt under the FLSA, active or on leave, and whether such employee is full-time or part-time. Prior to the Closing, Splitco shall update the schedule delivered pursuant to the first sentence of this Section 6.16(a).

        (b)   Holdings acknowledges and agrees that, effective as of the Closing Date, each Transferred Employee, including any such employee on approved leave of absence (whether family leave, workers' maternity or parental leave, workers compensation, short-term and long-term disability, medical leave or otherwise) shall be employed in a substantially comparable position to the position in which such employee was employed immediately prior to Closing Date. As of and for no less than one year following the Closing, Holdings shall, and shall cause its Subsidiaries to, provide Transferred Employees who remain employed with Holdings and its Subsidiaries with the same rate of base salary and wages and commissions and with employee benefit and compensation plans, programs and arrangements that are substantially equivalent in the aggregate to those provided to similarly situated employees of Holdings and its Subsidiaries. Any Transferred Employee who became entitled to short-term or long-term disability benefits under the applicable Splitco Employee Benefit Plans which are not Transferred Employee Benefit Plans (the "Seller Disability Plans") prior to Closing shall be entitled to continue to receive such benefits under the terms of the Seller Disability Plans until his or her return to active employment, so long as such benefits are payable pursuant to third-party insurance coverage. Liberty agrees to use commercially reasonable efforts to cause the insurance policies underlying the Seller Disability Plans to provide for such payments. Notwithstanding anything to the contrary contained herein, Holdings and its Subsidiaries shall have no obligation to keep any Transferred Employee employed for any period of time following the Closing, provided that if the employment of any Transferred Employee is terminated by Holdings or its Subsidiaries during the twelve-month period beginning on the Closing Date, Holdings or its Subsidiaries shall pay to such terminated employee severance payments that are no less favorable than those provided under the Splitco Employee Benefit Plans immediately prior to the Closing Date. Following the Closing, Holdings shall assume and honor and/or shall cause its Subsidiaries to continue to honor in accordance with their terms all Splitco Employment Agreements, and Liberty and its Affiliates shall cease to have any further obligations under the Splitco Employment Agreements as of the Closing Date. Liberty and Splitco shall take all actions necessary such that following the Closing, the DIRECTV Indemnitees (including, for the avoidance of doubt, Holdings), as applicable, shall have no obligations and liabilities with respect to any employee benefit plans, arrangements or agreements sponsored or contributed to by Liberty, Splitco or their respective Affiliates other than the Transferred Employee Benefit Plans, the Splitco Stock Plans and the Splitco Employment Agreements. For all plans, programs or arrangements maintained, sponsored or contributed to by Holdings or its Subsidiaries in which the Transferred Employees shall be eligible to participate, but excluding all tax qualified and non-qualified defined benefit retirement plans, Holdings shall cause each such plan, program or arrangement to treat the prior service of each Transferred Employee with Liberty, Splitco or any of their respective Affiliates as service rendered to Holdings for purposes of (i) eligibility and (ii) solely with respect to severance plans, vacation policies and qualified and non-qualified defined contribution retirement plans, vesting, except to the extent that such treatment would result in the duplication of benefits with respect to the same period of service. From and after the Closing, Holdings and its Subsidiaries shall (i) cause any pre-existing conditions, limitations and eligibility waiting periods under any group health plans of Holdings or its Subsidiaries to be waived with respect to the Transferred Employees and their eligible dependents to the extent such condition would have been covered, or limitation or waiting period would not have applied, with respect to such Transferred Employee (or dependent) under the terms of the Splitco Employee Benefit Plan in which such Transferred Employee was a participant immediately prior to the Closing and (ii) give each Transferred Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing. Liberty and its Affiliates shall be exclusively responsible for complying with continued group health plan coverage under Section 601 et seq. of ERISA and Section 4980B of the Code (or any similar state Law) ("COBRA") with respect to employees of Liberty or any of its Affiliates who participated in group health plans sponsored and maintained by Liberty by reason of such employees' termination of employment with Liberty or any of its Affiliates on or prior to the Split-off Effective Time, and Holdings and its Subsidiaries shall not have any obligation or liability to provide rights under COBRA on account of any such termination of employment. Notwithstanding the foregoing, with respect to the Transferred Employees employed by the non-RSN Splitco Business, and in light of Holding's limited governance rights with respect to the non-RSN Splitco Business after the Merger Effective Time, the covenants set forth in this Section 6.16(b) shall not apply to such Transferred Employees unless the approval of Sony Pictures Cable Ventures I Inc. is obtained, and Holdings shall use its commercially reasonable efforts to seek such approval.

        (c)   Effective as of the Closing, Liberty, Splitco and their respective Affiliates shall cause each Transferred Employee who participates in Liberty's 401(k) Savings Plan to be fully vested in his or her accrued benefit under such 401(k) plan immediately prior to the Closing.

        (d)   Neither Liberty, Splitco nor any of their respective Subsidiaries shall accelerate vesting of any compensation, benefits, equity awards or equity-based compensation, excluding any vesting that occurs automatically solely by reason of the Split-Off under the terms of the applicable arrangements in effect as of the date hereof.

        (e)   Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Splitco Employee Benefit Plan, or shall limit the right of Holdings, Splitco, the Transferred Subsidiaries or any of their Subsidiaries to amend, terminate or otherwise modify any Transferred Employee Benefit Plan following the Closing Date. In the event that (i) a party other than Liberty makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Splitco Employee Benefit Plan, and (ii) such provision is deemed to be an amendment to such Splitco Employee Benefit Plan even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect. Each of Liberty and Splitco acknowledges and agrees that all provisions contained in this Section 6.16 with respect to the Transferred Employees are included for the sole benefit of Liberty and Splitco, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, any employees, former employees, any participant in any Splitco Employee Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Holdings, Splitco, the Transferred Subsidiaries or any of their respective Affiliates.

        SECTION 6.17 Sole Stockholder Approvals.    No later than ten (10) Business Days after the execution of this Agreement, Holdings shall deliver to Merger Sub One and Merger Sub Two written consents, as the sole stockholder of Merger Sub One and Merger Sub Two, in compliance with the DGCL, adopting this Agreement (as the terms and conditions hereof may be amended, modified or waived). No later than twenty (20) Business Days after the execution of this Agreement, a meeting of the sole stockholder of Splitco shall be held, in compliance with the DGCL, and at such meeting the sole stockholder shall adopt this Agreement and approve the Splitco Merger in accordance with the terms and conditions hereof (as such terms and conditions may be amended, modified or waived). The consents and approvals referred to in this Section 6.17 collectively, the "Sole Stockholder Approvals."

        SECTION 6.18 Intercompany Payables.    Except as provided in Section 6.2(b), all intercompany payables and loans owed to Liberty or its Subsidiaries (except for those Subsidiaries related to the Splitco Business), on the one hand, by an entity that is part of the Splitco Business, on the other hand, shall, prior to or at the Split-Off Effective Time, be canceled or extinguished without payment therefor being made.

        SECTION 6.19 Indemnification Claims.    After the date hereof and prior to the earlier of (x) the Merger Effective Time, (y) the expiration of the applicable indemnification period under the Share Exchange Agreement and (z) the termination of this Agreement in accordance with Article IX, Liberty, Splitco and DIRECTV shall, and shall cause their respective Subsidiaries to, cooperate with one another and use their reasonable best efforts to determine whether any claims for indemnification exist pursuant to the Share Exchange Agreement. To the extent any such claims exist, Liberty and Splitco shall submit such claims to News prior to the expiration of the indemnification period in accordance with the terms of the Share Exchange Agreement.

        SECTION 6.20 Greenlady Debt.

        (a)   Prior to the Split-Off Effective Time, Greenlady II, LLC, a Delaware limited liability company ("Greenlady II"), may pay scheduled maturities under the Greenlady Debt in accordance with its terms, together with amounts that become due thereunder by virtue of the exercise by Bank of America, N.A. ("Bank of America") of its partial unwind right in the associated equity collars following the occurrence of an "Insider Acquisition Event" or other "Adjustment Event" (as such terms are defined in the equity collars) caused by actions of DIRECTV (collectively, "Permitted Payments") (such Permitted Payments prior to the Split-Off Effective Time, if and when made, the "Pre-Split-Off Greenlady Debt Repayments"). In accordance with the Restructuring, Greenlady has entered into on the date hereof a credit facility with Liberty attached as Exhibit E hereto (the "Liberty Revolving Credit Facility"), pursuant to which Liberty shall fund the Pre-Split-Off Greenlady Debt Repayments on or prior to the Split-Off Effective Time. DIRECTV has entered into on the date hereof a secured credit facility attached as Exhibit F hereto (the "DIRECTV Credit Facility") with Greenlady, pursuant to which (and subject to the conditions therein) DIRECTV shall advance funds sufficient to enable Greenlady to repay the Liberty Revolving Credit Facility (up to a maximum of $300,000,000) immediately following the Split-Off Effective Time; provided that prior thereto DIRECTV may require, in its sole discretion, that Liberty provide evidence confirming receipt of the Greenlady Debt Repayments by Bank of America and a written certification from its chief financial officer certifying that the funds used for each Greenlady Debt Repayment were not attributable to, or generated by, the Splitco Business. The DIRECTV Credit Facility shall provide for Greenlady to borrow amounts aggregating (together with prior advances) up to $650,000,000 after the Split-Off Effective Time (subject to the conditions therein) to enable Greenlady to make additional Permitted Payments prior to the Merger Effective Time. The DIRECTV Credit Facility and the Liberty Revolving Credit Facility shall be repaid and be subject to such terms and conditions as are provided therein.

        (b)   Prior to the Closing, Liberty and Splitco shall use their reasonable best efforts to assist DIRECTV, and to provide DIRECTV all cooperation reasonably requested by it, to cause Bank of America to amend the debt issued pursuant to that certain Credit Agreement, dated as of April 9, 2008, by and between Greenlady II, LLC and Bank of America, and the equity collars associated therewith (the "Greenlady Debt") in a manner reasonably satisfactory to DIRECTV, including a release of any and all Liens held by Bank of America on the Greenlady II DIRECTV Shares (the "Greenlady Debt Restructuring"). Nothing contained in this Section 6.20(b) shall require Liberty, Splitco or any of their respective Subsidiaries to pay any fee or incur any other Liability in connection with the Greenlady Debt Restructuring. If the parties are unable to effect the Greenlady Debt Restructuring by the time all other conditions set forth in Article VII are satisfied (other than those which by their terms can only be satisfied at the Closing), then at the Closing DIRECTV shall repay the Greenlady Debt in full, without any cost or liability to Liberty, Splitco or any of their respective Subsidiaries. Except as contemplated by this Section 6.20(b), Liberty and Splitco shall not, and shall cause their respective Subsidiaries not to, amend, terminate, modify or abandon any agreement, document or arrangement relating to the Greenlady Debt without the prior written consent of DIRECTV. DIRECTV acknowledges that Liberty intends to seek to terminate the guaranty of Liberty with respect to the equity collars associated with the Greenlady Debt not later than the Split-Off Effective Time and that a guarantee of Splitco may be substituted therefore.

        SECTION 6.21 Splitco Cash Amount.    Liberty shall cause Splitco to possess, directly or indirectly, at the Split-Off Effective Time an amount of cash or cash equivalents equal to at least the Splitco Cash Amount; provided that under no circumstances shall the Splitco Cash Amount be held by a RSN Subsidiary, GSN or FUN Technologies or any of their Subsidiaries.

        SECTION 6.22 No Acquisition of a Liberty Entertainment Interest by DIRECTV.    From and after the date hereof and prior to the earlier of the Merger Effective Time and the termination of this Agreement, DIRECTV will not acquire, directly or indirectly, any Liberty Entertainment Interest.

        SECTION 6.23 No Acquisition of a Splitco Interest by DIRECTV.    From and after the date hereof and prior to the earlier of the Merger Effective Time and the termination of this Agreement, DIRECTV will not acquire, directly or indirectly, any Splitco Interest.

        SECTION 6.24 Parent Undertaking; Effects of Split-Off.

        (a)   Liberty agrees that during the period from the date hereof to the Split-Off Effective Time (the "Pre-Split-Off Period"), it will (i) cause Splitco and its Subsidiaries to perform in all material respects their respective obligations under this Agreement in accordance with the terms hereof and (ii) be responsible for any Liability arising out of a breach of any representation or warranty made by Splitco in this Agreement and for the failure of Splitco to perform any of its covenants, agreements or obligations hereunder in accordance with the terms hereof.

        (b)   Effective as of the Split-Off Effective Time, Liberty hereby transfers, assigns and conveys to Splitco all of Liberty's rights and benefits under this Agreement (other than Liberty's (and its officers' and directors') rights under Sections 6.6(f), 6.9, 6.10, 6.12, 6.13, 6.20, 6.22, 6.23, 6.24, 6.25 and 9.2 (such rights, collectively, the "Retained Rights"), provided that nothing herein shall affect any of Splitco's or DIRECTV's rights (other than against Liberty) under such sections) (such assigned rights and benefits, collectively, the "Assigned Rights"). Effective as of the Split-Off Effective Time, Splitco accepts the Assigned Rights and assumes and agrees to be bound by all of Liberty's liabilities and obligations under this Agreement (the "Assigned Obligations"), and to perform the Assigned Obligations in accordance with this Agreement; provided that, such assumption of liabilities and obligations is subject to Section 6.24(c).

        (c)   Effective as of the Split-Off Effective Time, (x) DIRECTV, Splitco, Holdings, Merger Sub One and Merger Sub Two hereby release Liberty from any obligations and liabilities relating to (i) any breach by Liberty or Splitco of any representation or warranty made by either of them hereunder or the failure of Liberty or Splitco to perform any covenant, agreement or obligation to be performed by Liberty or Splitco hereunder, (ii) Liberty's obligation pursuant to this Agreement to cause Splitco to perform its covenants, agreements or obligations hereunder and (iii) Splitco's performance after the Split-Off Effective Time of the Assigned Rights and Assigned Obligations (for the avoidance of doubt, the foregoing does not constitute a release in favor of Splitco with respect to any of the obligations of Splitco hereunder) and (y) Liberty hereby releases each of DIRECTV, Splitco, Holdings, Merger Sub One and Merger Sub Two from any obligations and liabilities relating to any breach by it of any representation or warranty made by it hereunder or its failure to perform in all material respects any covenant, agreement or obligation to be performed by it hereunder (other than any obligation of DIRECTV with respect to a Retained Right). In furtherance of and not in limitation of the foregoing, the parties agree that from and after the Split-Off Effective Time, DIRECTV, Holdings, Merger Sub One and Merger Sub Two will look solely to Splitco with respect to the performance of Splitco's and Liberty's covenants, agreements or obligations hereunder and with respect to any liability of Splitco or Liberty hereunder, whether such obligation or liability arises before or after the Split-Off Effective Time. Notwithstanding anything to the contrary contained herein, the foregoing releases shall not affect the obligations of Liberty and the rights of DIRECTV under Sections 3.14, 6.6 (but only as to clauses (c), (d), (e), (f)(i), (f)(iv), (g) and (h) thereof), 6.9, 6.11, 6.12, 6.13, 6.18, 6.19, 6.20(b), 6.21, 6.26, 6.27, 7.2(b) (but only insofar as such section relates to DIRECTV's obligation to effect the DIRECTV Merger) or 9.2 and the obligations of DIRECTV and the rights of Liberty under Sections 5.16, 6.6 (but only as to clauses (c), (d), (e), (f)(ii), (f)(iii), (f)(iv) and (g) thereof), 6.9, 6.10, 6.12, 6.13, 6.15(b), 6.20, 6.21, 6.22, 6.23, 6.24, 6.25 or 9.2.

        SECTION 6.25 Holdings Joinder.    Effective as of the Merger Effective Time, Holdings will become a party to, and become jointly and severally liable with Splitco under, the Reorganization Agreement and the Tax Sharing Agreement pursuant to a joinder agreement, in the form attached as Exhibit G hereto (the "Joinder Agreement").

        SECTION 6.26 No Acquisition of a DIRECTV Interest by Liberty.    From and after the date hereof and prior to the earlier of the Merger Effective Time and the termination of this Agreement, Liberty will not (i) acquire, directly or indirectly, any additional shares of DIRECTV Common Stock or any other rights to purchase or receive additional shares of DIRECTV Common Stock or (ii) enter into or acquire, directly or indirectly, any derivative contract with respect to any shares of DIRECTV Common Stock or enter into any other hedging or other similar transaction that has the effect of providing Liberty, directly or indirectly, with the economic benefits, voting rights or risks of ownership of any shares of DIRECTV Common Stock (other than in each case any acquisition from or contract entered into with DIRECTV or any of its Subsidiaries).

        SECTION 6.27 No Acquisition of a Splitco Interest by Liberty.    From and after the Split-Off Effective Time and prior to the earlier of the Merger Effective Time and the termination of this Agreement, Liberty will not acquire, directly or indirectly, any Splitco Interest.

ARTICLE VII
Conditions Precedent

        SECTION 7.1 Conditions to Each Party's Obligation to Effect the Mergers.    The respective obligations of each party hereto to effect the Splitco Merger and the DIRECTV Merger, as applicable, is subject to the satisfaction on or prior to the Closing Date of the following conditions:

        (a)   Liberty Stockholder Approval.    The Liberty Stockholder Approval shall have been obtained in accordance with applicable Law and the Liberty Charter Documents;

        (b)   Restructuring and Split-Off.    The Restructuring and the Split-Off shall have been completed in accordance with paragraph (f)(i) of Article IV, Section A.2 of the certificate of incorporation of Liberty, the Reorganization Agreement and applicable Law;

        (c)   DIRECTV Stockholder Approval.    The DIRECTV Stockholder Approval shall have been obtained in accordance with applicable Law and the DIRECTV Charter Documents;

        (d)   Regulatory Approvals.    (i) The waiting period, if any (and any extension thereof), applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, and (ii) except as would not, individually or in the aggregate, reasonably be expected to result in a Splitco Material Adverse Effect or a DIRECTV Material Adverse Effect, (A) all other authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any Governmental Authority (other than the FCC) shall have been filed, have occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being referred to as the "Requisite Regulatory Approvals"), and (B) all such Requisite Regulatory Approvals referred to in clause (A) shall be in full force and effect;

        (e)   FCC Approvals.    The Requisite FCC Approvals shall have been obtained;

        (f)    No Injunctions or Restraints.    No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, "Restraints") shall be in effect enjoining, restraining, preventing or prohibiting consummation of any of the Transactions or making the consummation of any of the Transactions illegal;

        (g)   Splitco Form S-4 and Holdings Form S-4.    The Splitco Form S-4 and the Holdings Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of either the Splitco Form S-4 or the Holdings Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

        (h)   Stock Listing.    The shares of Holdings Class A Common Stock deliverable to certain stockholders of Splitco and DIRECTV as contemplated by this Agreement shall have been approved for listing on NASDAQ or the New York Stock Exchange, subject to official notice of issuance.

        SECTION 7.2 Conditions to Obligations of DIRECTV.    The obligations of DIRECTV to effect the DIRECTV Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a)   Representations and Warranties.    Except as set forth in the following sentence, the representations and warranties set forth in Articles III and IV shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not, individually or in the aggregate, have a Splitco Material Adverse Effect. The representations and warranties set forth in Sections 3.2, 3.6, 3.7 and 4.2 shall be true and correct in all respects (other than clause (x) of the fourth sentence of Section 3.2 and clause (x) of the fifth sentence of Section 4.2, each of which shall be true and correct in all material respects) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). DIRECTV shall have received a certificate signed on behalf of Splitco by an authorized officer, dated as of the Closing Date, to such effect;

        (b)   Performance of Obligations of Liberty.    Liberty shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and DIRECTV shall have received a certificate signed on behalf of Splitco by an authorized officer to such effect;

        (c)   Performance of Obligations of Splitco.    Splitco shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and DIRECTV shall have received a certificate signed on behalf of Splitco by an authorized officer to such effect;

        (d)   No Litigation, Etc.    There shall not be any action, proceeding or litigation instituted, commenced or pending by any Governmental Authority that is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on the ability of Holdings effectively to exercise full rights of ownership of all shares of the DIRECTV Surviving Corporation and the Splitco Surviving Corporation, (ii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Holdings' ownership or operation of all or any material portion of the businesses and assets of DIRECTV and its Subsidiaries, taken as a whole, or, as a result of the Transactions, of Splitco and its Subsidiaries, taken as a whole, (iii) as a result of the Transactions, compel Holdings to dispose of any shares of the DIRECTV Surviving Corporation or the Splitco Surviving Corporation or to dispose of or hold separate any material portion of the businesses or assets of DIRECTV and its Subsidiaries, taken as a whole, or, as a result of the Transactions, of Splitco and its Subsidiaries, taken as a whole, or (iv) impose damages on Holdings, Splitco or DIRECTV or any of their respective Subsidiaries as a result of the Transactions in amounts that are material in relation to Holdings or the Transactions;

        (e)   No Restraint.    No Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.2(d) shall be in effect;

        (f)    Resignations.

            (i)  DIRECTV shall have received written resignation letters, effective as of the Merger Effective Time, from any Representative of Liberty who holds a position as a director or officer of Splitco or any Subsidiary of Splitco;

           (ii)  Representatives of DIRECTV shall be appointed to the management committee (or comparable governing body) of the Game Show Network, LLC ("GSN") as of the Merger Effective Time to fill the vacancies created by the resignation of the Representatives of Liberty;

        (g)   Malone Certificate.    DIRECTV shall have received a certificate signed by Dr. Malone in the form attached hereto as Exhibit H (the "Malone Certificate").

        (h)   Transaction Agreements.

          (i)    Each of the parties (other than DIRECTV and its Subsidiaries) to the Transaction Agreements (other than the Liberty Credit Facility) and the Letter Agreement shall have performed in all material respects all obligations required to be performed by such party under such Transaction Agreement at or prior to the Closing Date;

           (ii)  Each of the Transaction Agreements and the Letter Agreement shall be valid, binding and in full force and effect and shall not have been repudiated by any party thereto (provided that the right to assert this condition shall not be available to any party if the failure of such condition to be satisfied was due to any wrongful action or omission by such party); and

        (i)    Tax Matters.

            (i)  (A) DIRECTV shall have received an opinion of its counsel, Weil, Gotshal & Manges LLP, in form and substance reasonably satisfactory to DIRECTV, dated the Closing Date, or Liberty shall have received a private letter ruling from the IRS (which ruling shall not have been withdrawn, invalidated or modified in an adverse manner), in form and substance reasonably satisfactory to DIRECTV, to the effect that the DIRECTV Merger, taken together with the Splitco Merger and the Malone Contribution, will be treated, for United States federal income tax purposes, as exchanges described in Section 351 of the Code. In rendering any such opinion, such counsel shall be entitled to rely upon the Malone Certificate and customary assumptions and certificates of officers of Splitco, Holdings and DIRECTV delivered to such counsel in connection with such opinions. (B) Liberty shall have received a private letter ruling from the IRS (which ruling shall not have been withdrawn, invalidated or modified in an adverse manner) with respect to the matters described in Section 7.2(i)(i) of the Liberty Disclosure Schedule.

           (ii)  (w) Liberty shall have received a private letter ruling from the IRS (which ruling shall not have been withdrawn, invalidated or modified in an adverse manner) and Liberty and Splitco shall have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated the Redemption Date (which opinion, such firm shall have confirmed in writing on the Closing Date, if the Redemption Date is not the same date as the Closing Date, shall not have been withdrawn, invalidated or modified in an adverse manner), in each case, in form and substance reasonably acceptable to DIRECTV, substantially to the effect that the Contribution and the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code; no gain or loss will be recognized by Liberty upon the distribution of Splitco Common Stock; no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Entertainment Common Stock upon the exchange of shares of Liberty Entertainment Common Stock for shares of Splitco Common Stock (except with respect to cash received in lieu of fractional shares); and, in the case of the IRS private letter ruling, such other rulings as set forth in Section 7.2(i)(ii) of the Liberty Disclosure Schedule; (x) Liberty or Splitco shall have received a private letter ruling from the IRS (which ruling shall not have been withdrawn, invalidated or modified in an adverse manner) or Splitco shall have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated the Closing Date, in each case, in form and substance reasonably acceptable to DIRECTV, substantially to the effect that the Splitco Merger and the Malone Contribution, taken together, will qualify as a reorganization under Section 368 of the Code or that the Splitco Merger and the Malone Contribution, taken together with the DIRECTV Merger, will be treated as exchanges described in Section 351 of the Code, (y) Liberty and Splitco shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to DIRECTV, dated the Redemption Date (which opinion, such firm shall have confirmed in writing on the Closing Date, if the Redemption Date is not the same date as the Closing Date, shall not have been withdrawn, invalidated or modified in an adverse manner), to the effect that the Split-Off will not affect the tax-free treatment under Sections 355 and/or 368(a)(1)(D) of the Code of, and will not cause Section 355(e) of the Code to apply to, (I) the exchange of stock of News for stock of Greenlady that was effected between News and Subsidiaries of Liberty on February 27, 2008 (the "News Exchange") or (II) any of the internal distributions of the stock of Greenlady that were effected by Subsidiaries of News in connection with the News Exchange and (z) if the Redemption Date is not the same date as the Closing Date, Liberty and Splitco shall have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to DIRECTV, dated the Closing Date, substantially to the effect that the Splitco Merger, the Malone Contribution and the DIRECTV Merger, taken together, will not cause Section 355(e) of the Code to apply to the Split-Off. In rendering any such opinions, such counsel shall be entitled to rely upon customary assumptions and certificates of officers of Liberty, Splitco, Holdings and DIRECTV delivered to such counsel in connection with such opinions.

          (iii)  The representations and warranties provided to and the assumptions made by Skadden, Arps, Slate, Meagher & Flom LLP in connection with the tax opinions described in clause (w) and (y) of Section 7.2(i)(ii), and the representations and warranties provided to the IRS in connection with the private letter ruling described in clause (w) of Section 7.2(i)(ii), shall be true and correct in all material respects at and as of the Split-Off Effective Time, except to the extent expressly made as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date.

        (j)    Malone Contribution.    The Malone Contribution shall have occurred in accordance with the terms of the Malone Agreement.

        SECTION 7.3 Conditions to Obligation of Liberty and Splitco.    The obligation of Liberty and Splitco to effect the Splitco Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a)   Representations and Warranties.    Except as set forth in the following sentence, the representations and warranties set forth in Article V shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not, individually or in the aggregate, have a DIRECTV Material Adverse Effect. The representations and warranties set forth in Sections 5.2 and

5.6 shall be true and correct in all respects (other than clause (x) of the fourth sentence of Section 5.2, which shall be true and correct in all material respects) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Liberty shall have received a certificate signed on behalf of DIRECTV by an authorized officer, dated as of the Closing Date, to such effect;

        (b)   Performance of Obligations of DIRECTV and Holdings.    DIRECTV and Holdings each shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and each of Liberty and Splitco shall have received a certificate signed on behalf of DIRECTV by an authorized officer of DIRECTV to such effect;

        (c)   No Litigation, Etc.    There shall not be any action, proceeding or litigation instituted, commenced or pending by any Governmental Authority that is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Liberty's ownership or operation of any portion of any of the businesses or assets of Liberty or its Subsidiaries (excluding the Splitco Business), (ii) as a result of the Transactions, compel Liberty to dispose of or hold separate any portion of any of the businesses or assets of Liberty or its Subsidiaries (excluding the Splitco Business), or (iii) impose damages on Liberty or any of its Subsidiaries (excluding the Splitco Business) as a result of the Transactions;

        (d)   No Restraint.    No Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.3(c) shall be in effect;

        (e)   Joinder Agreement.    The Joinder Agreement shall be valid, binding and in full force and effect and shall not have been repudiated by any party thereto (provided that the right to assert this condition shall not be available to any party if the failure of such condition to be satisfied was due to any wrongful action or omission by such party);

        (f)    Tax Matters.    (i) Liberty shall have received a private letter ruling from the IRS (which ruling shall not have been withdrawn, invalidated or modified in an adverse manner) and Liberty and Splitco shall have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated the Redemption Date, (which opinion, such firm shall have confirmed in writing on the Closing Date, if the Redemption Date is not the same as the Closing Date, shall not have been withdrawn, invalidated or modified in an adverse manner) in each case, in form and substance reasonably acceptable to Liberty and Splitco, substantially to the effect that the Contribution and the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code; no gain or loss will be recognized by Liberty upon the distribution of Splitco Common Stock; no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Entertainment Common Stock upon the exchange of shares of Liberty Entertainment Common Stock for shares of Splitco Common Stock (except with respect to cash received in lieu of fractional shares); and, in the case of the IRS private letter ruling, such other rulings as set forth in Section 7.2(i)(ii) of the Liberty Disclosure Schedule; (ii) Liberty or Splitco shall have received a private letter ruling from the IRS (which ruling shall not have been withdrawn, invalidated or modified in an adverse manner), or Splitco shall have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated the Closing Date, in each case, in form and substance reasonably acceptable to Liberty and Splitco, substantially to the effect that the Splitco Merger and the Malone Contribution, taken together, will qualify as a reorganization under Section 368 of the Code and that the Splitco Merger and the Malone Contribution, taken together with the DIRECTV Merger, will be treated as exchanges described in Section 351 of the Code, (iii) Liberty and Splitco shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Liberty and Splitco, dated the Redemption Date (which opinion, such firm shall have confirmed in writing on the Closing Date, if the Redemption Date is not the same date as the Closing Date, shall not have been withdrawn, invalidated or modified in an adverse manner), to the effect that the Split-Off will not affect the tax-free treatment under

Sections 355 and/or 368(a)(1)(D) of the Code of, and will not cause Section 355(e) of the Code to apply to, (I) the News Exchange or (II) any of the internal distributions of the stock of Greenlady that were effected by Subsidiaries of News in connection with the News Exchange and (iv) if the Redemption Date is not the same date as the Closing Date, Liberty and Splitco shall have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably acceptable to Liberty and Splitco, dated the Closing Date, substantially to the effect that the Splitco Merger, the Malone Contribution and the DIRECTV Merger, taken together, will not cause Section 355(e) of the Code to apply to the Split-Off. In rendering any such opinions, such counsel shall be entitled to rely upon customary assumptions and certificates of officers of Liberty, Splitco, Holdings and DIRECTV delivered to such counsel in connection with such opinions.

        SECTION 7.4 Frustration of Closing Conditions.    None of Liberty, Splitco, Holdings or DIRECTV may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use its reasonable best efforts to consummate the Mergers and the other Transactions, as required by and subject to Section 6.6.

ARTICLE VIII
Survival

        SECTION 8.1 Survival.    The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Merger Effective Time or the termination of this Agreement (other than as provided in Section 9.2). The covenants and agreements herein that relate to actions to be taken at or after the Merger Effective Time shall survive the Merger Effective Time.

ARTICLE IX
Termination

        SECTION 9.1 Termination.    This Agreement may be terminated and the Transactions abandoned at any time prior to the Merger Effective Time:

        (a)   by the mutual written consent of Splitco, on the one hand, and DIRECTV, on the other hand, duly authorized by each of their respective Boards of Directors;

        (b)   by either Splitco, on the one hand, or DIRECTV, on the other hand:

            (i)  if the Transactions shall not have been consummated on or before the Walk-Away Date, provided that if, as of the Walk-Away Date, all conditions to this Agreement shall have been satisfied or waived (other than those that may only be satisfied by action taken at the Closing) other than the conditions set forth in Sections 7.1(d) and 7.1(e), then the Walk-Away Date shall be extended for an additional ninety (90) calendar days (the "Extended Walk-Away Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of either of the Mergers to occur on or before the Walk-Away Date or the Extended Walk-Away Date, if applicable, and such action or failure to act constitutes a breach of this Agreement or any of the other Transaction Agreements;

           (ii)  if any Restraint having the effect set forth in Section 7.1(f) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform or resulted from such party's failure to perform any of its obligations under this Agreement or any of the other Transaction Agreements;

          (iii)  if the Liberty Stockholder Approval shall not have been obtained at the Liberty Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

  provided, however, that the right of Splitco to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 6.1 or 6.4; or

          (iv)  if the DIRECTV Stockholder Approval shall not have been obtained at the DIRECTV Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right of DIRECTV to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 6.1 or 6.5.

        (c)   by DIRECTV:

            (i)  if Liberty and/or Splitco shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties set forth in Articles III and IV shall fail to be true), which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.2(a), (b) or (c) and (B) is incapable of being cured by the Walk-Away Date, or is not cured, by Liberty or Splitco, as applicable, within thirty (30) calendar days following receipt of written notice from DIRECTV of such breach or failure;

           (ii)  if any Restraint having the effect of granting or implementing any relief referred to Section 7.2(d) shall be in effect and shall have become final and nonappealable; or

          (iii)  if a Liberty Adverse Recommendation Change shall have occurred.

        (d)   by Splitco:

            (i)  if DIRECTV or Holdings shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties set forth in Article V shall fail to be true), which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.3(a) or (b) and (B) is incapable of being cured by the Walk-Away Date, or is not cured, by DIRECTV or Holdings within thirty (30) calendar days following receipt of written notice from Splitco of such breach or failure;

           (ii)  if any Restraint having the effect of granting or implementing any relief referred to Section 7.3(c) shall be in effect and shall have become final and nonappealable;

          (iii)  if a DIRECTV Adverse Recommendation Change shall have occurred; or

          (iv)  at any time on or after July 31, 2009, if by such date (x) a private letter ruling from the IRS satisfying the condition to the obligation of DIRECTV to effect the DIRECTV Merger set forth in Section 7.2(i)(i)(B) has not been received by Liberty and (y) DIRECTV shall not have delivered to Liberty an officer's certificate in the form of Exhibit N hereto.

        SECTION 9.2 Effect of Termination.    In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made (a "Termination Notice"), and this Agreement shall forthwith become null and void (other than the first sentence of Section 3.6, the first sentence of Section 5.6, Section 6.6(f), the second to last sentence of Section 6.8, Sections 6.13, 6.24, 9.2 and 9.3, and Article X, all of which shall survive termination of this Agreement), and there shall be no liability on the part of DIRECTV, Liberty, Splitco, Holdings, Merger Sub One or Merger Sub Two or their respective directors, officers and Affiliates, except (i) DIRECTV or Splitco may have liability as provided in Section 9.3, and (ii) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms or (ii) terminate as of the Merger Effective Time.

        SECTION 9.3 Termination Fee and Expenses.

        (a)   In the event that this Agreement is terminated by DIRECTV pursuant to Section 9.1(c)(iii), then Splitco shall pay to DIRECTV (i) a termination fee of $450,000,000 in cash (the "Termination Fee") and (ii) an expense reimbursement in cash for reasonable and documented out-of-pocket costs and expenses incurred in connection with the Transactions up to a maximum of $10,000,000 (the "Expense Reimbursement").

        (b)   In the event that (i) a Splitco Takeover Proposal shall have been made known to Liberty or shall have been made known to its stockholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Splitco Takeover Proposal, and (ii) this Agreement is terminated by DIRECTV, on the one hand, or Splitco, on the other hand, pursuant to Section 9.1(b)(iii), then Splitco shall pay to DIRECTV the Expense Reimbursement. In addition, if Liberty, Splitco or any of their respective Subsidiaries (A) enters into a Splitco Acquisition Agreement with respect to any Splitco Takeover Proposal within nine months of the date of the termination referenced in clause (ii) in the previous sentence and the transactions contemplated by such Splitco Acquisition Agreement are consummated or (B) consummates any Splitco Takeover Proposal within nine months of the date of termination referenced in clause (ii) in the previous sentence, then Splitco shall pay to DIRECTV the Termination Fee in accordance with Section 9.3(f).

        (c)   In the event that this Agreement is terminated by Splitco pursuant to Section 9.1(d)(iii) then DIRECTV shall pay to Splitco the Termination Fee and the Expense Reimbursement.

        (d)   In the event that (i) a DIRECTV Takeover Proposal shall have been made known to DIRECTV or shall have been made known to its stockholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a DIRECTV Takeover Proposal, and (ii) this Agreement is terminated by DIRECTV, on the one hand, or Splitco, on the other hand, pursuant to Section 9.1(b)(iv), then DIRECTV shall pay to Splitco the Expense Reimbursement; provided that DIRECTV shall not reimburse Splitco for any out-of-pocket costs or expenses related solely to the Split-Off. In addition, if DIRECTV or any of its Subsidiaries (A) enters into a DIRECTV Acquisition Agreement with respect to any DIRECTV Takeover Proposal within nine months of the date of the termination referenced in clause (ii) in the previous sentence and the transactions contemplated by such DIRECTV Acquisition Agreement are consummated or (B) consummates any DIRECTV Takeover Proposal within nine months of the date of termination referenced in clause (ii) in the previous sentence, then DIRECTV shall pay to Splitco the Termination Fee in accordance with Section 9.3(f).

        (e)   For purposes of Section 9.3(b) only, with respect to the definition of Splitco Takeover Proposal, all references to "10% or more" in the Splitco Takeover Proposal shall be deemed to be a reference to "50% or more." For purposes of Section 9.3(d) only, with respect to the definition of DIRECTV Takeover Proposal, all references to "10% or more" in the definition of DIRECTV Takeover Proposal shall be deemed to be a reference to "50% or more."

        (f)    Any payment required to be made in accordance with Section 9.3(a) or Section 9.3(c) shall be made concurrently with the termination of this Agreement by Liberty and Splitco, on the one hand, or DIRECTV, on the other hand. Any Expense Reimbursement required to be paid pursuant to Section 9.3(b) or Section 9.3(d) shall be made concurrently with the termination of this Agreement by Splitco, on the one hand, or DIRECTV, on the other hand. Any Termination Fee required to be paid pursuant to Section 9.3(b) shall be made promptly following the consummation of any Splitco Takeover Proposal (and in any event not later than two Business Days after delivery to Splitco by DIRECTV of notice of demand for payment following such consummation). Any Termination Fee required to be paid pursuant to Section 9.3(d) shall be made promptly following the consummation of any DIRECTV Takeover Proposal (and in any event not later than two Business Days after delivery to DIRECTV by Splitco of notice of demand for payment following such consummation).

        (g)   In the event that Liberty and Splitco, on the one hand, or DIRECTV, on the other hand, shall fail to pay the Termination Fee required pursuant to this Section 9.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by Citibank, N.A. in New York City from time to time during such period, as such bank's prime lending rate plus 3%. In addition, if Liberty and Splitco, on the one hand, or DIRECTV, on the other hand, shall fail to pay such fee when due, the non-paying party shall also pay to the other party all of its costs and expenses (including attorneys' fees) in connection with efforts to collect such fee. Liberty, Splitco and DIRECTV acknowledge that the fee and the other provisions of this Section 9.3 are an integral part of the Transactions and that, without these agreements, DIRECTV, Liberty and Splitco would not enter into this Agreement.

ARTICLE X
Miscellaneous

        SECTION 10.1 Amendment or Supplement.    At any time prior to the Merger Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Liberty Stockholder Approval, the DIRECTV Stockholder Approval or the Splitco Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the holders of Liberty Entertainment Common Stock, the stockholders of DIRECTV or the stockholders of Splitco, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the holders of Liberty Entertainment Common Stock, the stockholders of DIRECTV or the stockholders of Splitco without such approval.

        SECTION 10.2 Extension of Time, Waiver, Etc.    At any time prior to the Merger Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party's conditions. Notwithstanding the foregoing, no failure or delay by Liberty, Splitco, Holdings, Merger Sub One, Merger Sub Two or DIRECTV in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

        SECTION 10.3 Assignment.    Except as provided in Section 6.24, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law (other than as a result of a merger or business combination involving Liberty, the primary purpose of which is not to avoid its obligations under this Agreement; provided, that such merger or business combination involving Liberty would not reasonably be expected to impede or delay, in any material respect, the consummation of the Transactions) or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

        SECTION 10.4 Counterparts.    This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 10.5 Entire Agreement; No Third-Party Beneficiaries.    This Agreement, each other Transaction Agreement, any agreement entered into at the Closing in accordance with the terms of any

Transaction Agreement, the Liberty Disclosure Schedule, the DIRECTV Disclosure Schedule and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 6.10, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

        SECTION 10.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

        (a)   THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement will be brought exclusively in the Court of Chancery of the State of Delaware (the "Delaware Chancery Court"), or, if the Delaware Chancery Court does not have subject matter jurisdiction, in the federal courts located in the State of Delaware. Each of the parties hereby consents to personal jurisdiction in any such action, suit or proceeding brought in any such court (and of the appropriate appellate courts therefrom) and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.8 shall be deemed effective service of process on such party.

        (b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

        SECTION 10.7 Specific Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts specified in Section 10.6(a), without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

        SECTION 10.8 Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to DIRECTV, Holdings, Merger Sub One or Merger Sub Two, or after the Merger Effective Time, Splitco, to:

    The DIRECTV Group, Inc.
    2230 East Imperial Highway
    El Segundo, CA 90245
    Attention: Larry D. Hunter, General Counsel
    Facsimile: (310) 964-0838

with a copy (which shall not constitute notice) to:

    Weil, Gotshal & Manges LLP
    767 Fifth Avenue
    New York, NY 10153
    Attention: Frederick S. Green
                      Michael E. Lubowitz
    Facsimile: (212) 310-8007

with a copy (which shall not constitute notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, NY 10017
    Attention: Richard I. Beattie
                      Marni J. Lerner
                      Kathryn King Sudol
    Facsimile: (212) 455-2502

If to Liberty, or, prior to the Merger Effective Time, Splitco, to:

    Liberty Media Corporation
    12300 Liberty Boulevard
    Englewood, CO 80112
    Attention: Charles Y. Tanabe, General Counsel
    Facsimile: (720) 875-5382

with a copy (which shall not constitute notice) to:

    Baker Botts L.L.P.
    30 Rockefeller Plaza
    New York, NY 10112
    Attention: Frederick McGrath
                      Jonathan Gordon
                      Renee L. Wilm
    Facsimile: (212) 408-2503

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        SECTION 10.9 Severability.    If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        SECTION 10.10 Definitions.

        (a)   As used in this Agreement, the following terms have the meanings ascribed thereto below:

        "Action" means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court, grand jury or other Governmental Authority or any arbitrator or arbitration panel.

        "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise, and, solely with respect to Dr. Malone, Dr. Malone's immediate family members and any trust, partnership, limited liability company or similar vehicle established and maintained primarily for the benefit of such persons or Dr. Malone. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of DIRECTV and its Subsidiaries shall be deemed to be Affiliates of any of Liberty or Splitco or any of their respective Subsidiaries and (ii) none of Liberty or Splitco or any of their respective Subsidiaries shall be deemed to be Affiliates of DIRECTV, Holdings or any of their respective Subsidiaries, in each case, for any periods prior to the Merger Effective Time. In addition, for purposes of this Agreement, (i) GSN and its Subsidiaries shall be deemed to be Affiliates of Liberty for all periods prior to the Split-Off Effective Time and Splitco for all periods prior to the Merger Effective Time, (ii) neither IAC/InteractiveCorp nor Expedia, Inc., nor any of their respective Affiliates, will be treated as Affiliates of Liberty or Splitco for any purpose, and (iii) none of Liberty and its Subsidiaries shall be deemed to be Affiliates of Splitco or any of its Subsidiaries following the Split-Off Effective Time.

        "Ancillary Agreements" has the meaning given to such term in the Share Exchange Agreement.

        "Beneficially Own," "Beneficial Owner" and "Beneficial Ownership" and words of similar import have the meanings assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act, and a Person's Beneficial Ownership of securities shall be calculated in accordance with the provisions of such rules.

        "Business Day" means a day except a Saturday, a Sunday or other day on which the banks in New York City are authorized or required by Law to be closed.

        "CERCLIS" means the Comprehensive Environmental Response, Comprehension and Liability Information System.

        "Communications Act" means the Communications Act of 1934, as amended, and the rules, regulations and published orders of the FCC thereunder.

        "Contract" means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.

        "Contribution" has the meaning given to such term in the Reorganization Agreement.

        "Customer Agreements" means all Contracts between any RSN Subsidiary and a customer of the RSN Splitco Business.

        "DIRECTV Adjusted RSU" has the meaning given to such term in Section 2.3 of the DIRECTV Disclosure Schedule.

        "DIRECTV Adjusted Stock Option" has the meaning given to such term in Section 2.3 of the DIRECTV Disclosure Schedule.

        "DIRECTV RSU" has the meaning given to such term in Section 2.3 of the DIRECTV Disclosure Schedule.

        "DIRECTV Stock Option" has the meaning given to such term in Section 2.3 of the DIRECTV Disclosure Schedule.

        "DIRECTV Stock Plans" means the DIRECTV Amended and Restated 2004 Stock Plan and the Hughes Electronics Corporation 2000 Retention Stock Option Grant Program.

        "Environmental Claim" means any claim, action, cause of action, investigation, request for information or notice (written or oral) by any Person or entity alleging potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned or operated by such Person or any of its Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or (c) any contractual liabilities.

        "Environmental Laws" means all Laws relating to pollution or the protection of human health and safety or the environment (including ambient air, surface water, groundwater, land surface, natural resources or subsurface strata), including all such Laws relating to Releases or threatened Releases of Hazardous Materials into the environment or work place, or otherwise relating to the environmental or worker health and safety aspects of manufacturing, processing, distribution, importation, use, treatment, storage, disposal, transport, or handling of Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and its state equivalents, chemical inventories in all relevant jurisdictions, and all such Laws relating to the registration of products of the Transferred Business or Splitco under the Federal Insecticide, Fungicide and Rodenticide Act, the Food Drug and Cosmetic Act, the Toxic Substances Control Act, the European List of Notified Chemical Substances, the European Inventory of Existing Commercial Chemical Substances or similar Laws.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Agent" means Computershare Trust Company, N.A.

        "Excluded Malone Shares" means any shares of Liberty Entertainment Common Stock held by, or Beneficially Owned by, Dr. Malone, Mrs. Leslie Malone, Tracy Malone, Evan D. Malone, The Tracy L. Neal Trust A, The Evan D. Malone Trust A, the John C. Malone Charitable Remainder Unitary Trust, 1997, the John C. Malone IRA Account and the Liberty 401(k) plan for the benefit of Dr. Malone.

        "FCC" means the Federal Communications Commission, including any bureau or division thereof acting on delegated authority.

        "FLSA" means the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, as amended.

        "FUN Technologies" means FUN Technologies ULC, a Nova Scotia unlimited liability company formed under the laws of the province of Nova Scotia (formerly known as FUN Technologies Inc.).

        "GAAP" means generally accepted accounting principles in the United States.

        "Governmental Authority" means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

        "Greenlady" means Greenlady Corp., a Delaware corporation and wholly-owned indirect subsidiary of Liberty.

        "GSN Network" means the programming cable networks operated by GSN.

        "GSN Operating Agreement" means the Second Amended and Restated Operating Agreement for Game Show Network, LLC, dated as of April 9, 2009, by and among Sony Pictures Entertainment Inc., Sony Pictures Cable Ventures I Inc., LDIG, LLC, LDIG Gamenet, Inc. and Liberty Genius, Inc.

        "Hazardous Materials" means any substance which is listed, defined or regulated as a pollutant, contaminant, hazardous, dangerous or toxic substance, material or waste, or is otherwise classified as hazardous, dangerous or toxic in or pursuant to any Environmental Law, or which is or contains any explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products (including waste petroleum and petroleum products) as regulated under any applicable Environmental Law.

        "Holdings Class A Common Stock" means the Class A Common Stock, par value $0.01 per share, of Holdings.

        "Holdings Class B Common Stock" means the Class B Common Stock, par value $0.01 per share, of Holdings.

        "Holdings Common Stock" means the Holdings Class A Common Stock and the Holdings Class B Common Stock.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Intellectual Property" means all United States and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) rights of publicity, (v) moral rights and rights of attribution and integrity, (vi) trade secrets and all confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vii) all rights in the foregoing and in other similar intangible assets, (viii) all applications and registrations for the foregoing, and (ix) all rights and remedies against infringement, misappropriation, or other violation thereof.

        "Knowledge" means (i) with respect to DIRECTV, the actual knowledge of any of the individuals set forth in Section 1.1(a) of the DIRECTV Disclosure Schedule after due inquiry, and (ii) with respect to Liberty, the actual knowledge of any of the individuals set forth in Section 1.1(b) of the Liberty Disclosure Schedule after due inquiry.

        "Laws" means all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.

        "LDIG Gamenet Restructuring" means the transactions contemplated by Step 8 of the Restructuring Plan attached as Schedule 1.1 to the Reorganization Agreement.

        "LEI Group" has the meaning given to such term in the Tax Sharing Agreement.

        "Letter Agreement" means the letter agreement, dated the date hereof, by and among Liberty, Splitco and Mr. Robert R. Bennett.

        "Liabilities" means any and all indebtedness, liabilities, guarantees, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto, including those arising under any Action, Law, order, judgment, injunction or consent decree of any Governmental Authority or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

        "Liberty Affiliated Group" means an affiliated group, which includes Splitco or any of its Subsidiaries (after giving effect to the Restructuring) during the relevant taxable period, the common parent of which is or was Liberty, Splitco or any of their respective Subsidiaries.

        "Liberty Combined Group" means an affiliated, combined, consolidated, unitary or similar group for state, local or foreign Tax purposes, which includes Splitco or any of its Subsidiaries (after giving effect to the Restructuring) during the relevant taxable period, the common parent of which is or was Liberty, Splitco or any of their respective Subsidiaries.

        "Liberty Common Stock" means Liberty's Series A Liberty Capital common stock, par value $0.01 per share, Series B Liberty Capital common stock, par value $0.01 per share, Series A Liberty Interactive common stock, par value $0.01 per share, Series B Liberty Interactive common stock, par value $0.01 per share, and the Liberty Entertainment Common Stock.

        "Liberty DIRECTV Shares" shall, except as otherwise provided in the next sentence, mean the Liberty Owned DIRECTV Shares, as defined in Section 3.7(a). Notwithstanding the foregoing, in the event that, at or prior to the Closing, Bank of America shall not have approved the Greenlady Debt Restructuring, then, if instructed by DIRECTV in its sole discretion, the Liberty DIRECTV Shares shall not include the Greenlady II DIRECTV Shares.

        "Liberty Entertainment Common Stock" means the Series A Liberty Entertainment Common Stock and the Series B Liberty Entertainment Common Stock.

        "Liberty Entertainment Equity Awards" means, collectively, (i) all outstanding Liberty Entertainment Restricted Shares, Liberty Entertainment SARs and Liberty Entertainment Stock Options and (ii) all Liberty Entertainment Restricted Shares, Liberty Entertainment SARs and Liberty Entertainment Stock Options granted after the date hereof as permitted by Section 6.2(a)(i) of the Liberty Disclosure Schedule.

        "Liberty Entertainment Restricted Share" means an outstanding restricted share with respect to shares of Liberty Entertainment Common Stock granted under a Liberty Stock Plan.

        "Liberty Entertainment SAR" means an outstanding stock appreciation right with respect to shares of Liberty Entertainment Common Stock granted under a Liberty Stock Plan.

        "Liberty Entertainment Stock Option" means an outstanding option to purchase shares of Liberty Entertainment Common Stock granted under a Liberty Stock Plan.

        "Liberty Stock Plans" means the following plans approved by the Liberty Board of Directors: (i) the Liberty Media Corporation 2000 Incentive Plan (as amended), (ii) the Liberty Media Corporation 2007 Incentive Plan and (iii) the Liberty Media Corporation 2002 Nonemployee Director Incentive Plan.

        "Liens" means all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" Laws of the various States of the United States).

        "Losses" means any and all damages, losses, deficiencies, Liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys', accountants', consultants' and other professionals' fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), whether in connection with a Third-Party Claim or an action or proceeding between the parties.

        "Malone Contribution Time" means the time of completion of the Malone Contribution.

        "Material Adverse Effect" means, with respect to any party, any material adverse effect on, or change, event, occurrence, development, condition or state of facts materially adverse to, (i) the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole, other than any effect, change, event, occurrence, development, condition or state of facts occurring after the date of this Agreement (x) relating to the United States economy in general or (y) relating to the industry in which such Person operates in general and (in each case under (x) and (y)) not specifically relating to (or disproportionately affecting) such Person, or (ii) such party's ability to, in a timely manner, perform its obligations under this Agreement or consummate the Transactions; provided that for purposes of any determination as to the existence of a "Material Adverse Effect" with respect to Splitco, Splitco's assets shall be deemed to consist of (A) only the Splitco Business and shall exclude the Liberty Owned DIRECTV Shares and, (B) solely for purposes of Section 7.2(a), the Splitco Business and the Liberty Owned DIRECTV Shares. No effect, change, event, occurrence, development, condition or state of facts arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been, a Material Adverse Effect: (i) the announcement or performance of this Agreement and the Transactions, including, to the extent arising therefrom, any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Splitco Business or DIRECTV (in each case, other than in respect of Section 4.3(b) and Section 5.3(b)), (ii) acts of war or terrorism or natural disasters, (iii) changes in any Laws or regulations or applicable accounting regulations or principles or the interpretations thereof, (iv) the fact, in and of itself (and not the underlying causes thereof) that Splitco or any of its Subsidiaries or DIRECTV failed to meet any projections, forecasts, or revenue or earnings predictions for any period, or (v) any change, in and of itself (and not the underlying causes thereof) in the stock price of the Liberty Entertainment Common Stock or DIRECTV Common Stock. Notwithstanding the foregoing, clause (ii) of the first sentence of this definition shall not diminish the effect of and shall be disregarded for purposes of the conditions contained in Article VII.

        "Multiemployer Plan" means any "multiemployer plan" within the meaning of Section 3(37) of ERISA.

        "Non-RSN Splitco Business" means the business conducted by FUN Technologies and GSN immediately prior to the date hereof.

        "Permitted Liens" means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business which are not yet due and payable or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, and (iii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property by a party or any of its Subsidiaries.

        "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

        "Redemption Date" has the meaning given to such term in the Reorganization Agreement.

        "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

        "Representatives" means, as to any Person, that Person's directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents controlled affiliates, controlling persons and other representatives. As to Liberty and Splitco, "Representative" specifically excludes DIRECTV and its Representatives and, as to DIRECTV, "Representative" specifically excludes Liberty, Splitco and their respective Representatives, it being understood that the members of the DIRECTV Board of Directors who are directors or officers of Liberty or Splitco shall be considered Representatives of Liberty or Splitco (as applicable) and not of DIRECTV, for purposes of this Agreement.

        "Restructuring" has the meaning given to such term in the Reorganization Agreement.

        "Restructuring Agreements" has the meaning given to such term in the Reorganization Agreement.

        "RSN Splitco Business" means the business conducted by the RSN Subsidiaries immediately prior to the date hereof.

        "RSN Subsidiary" means each of Fox Sports Net Northwest, LLC, Fox Sports Net Rocky Mountain, LLC and Fox Sports Net Pittsburgh, LLC.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Series A Liberty Entertainment Common Stock" means the Series A Liberty Entertainment common stock, par value $0.01 per share.

        "Series B Liberty Entertainment Common Stock" means the Series B Liberty Entertainment common stock, par value $0.01 per share.

        "Series C Liberty Entertainment Common Stock" means the Series C Liberty Entertainment common stock, par value $0.01 per share.

        "Series A Splitco Common Stock" means the Series A Common Stock, par value $0.01 per share, of Splitco.

        "Series B Splitco Common Stock" means the Series B Common Stock, par value $0.01 per share, of Splitco.

        "Series C Splitco Common Stock" means the Series C Common Stock, par value $0.01 per share, of Splitco.

        "Services Agreement" means the Services Agreement by and between Liberty and Splitco, in the form of agreement attached as Exhibit I hereto.

        "Special Committee" means the committee of the Board of Directors of DIRECTV comprised of independent directors (as determined in accordance with the rules of NASDAQ) formed for the purpose of reviewing the Transactions.

        "Special Option Grant" means the option to purchase 500,000 shares of Series A Liberty Entertainment Common Stock to be granted to Mr. Robert R. Bennett pursuant to the Letter Agreement.

        "Splitco 2009 Incentive Plan" means the Liberty Entertainment, Inc. 2009 Incentive Plan, in the form of Exhibit J hereto.

        "Splitco Adjusted Equity Awards" means the Splitco Adjusted Options, Splitco Adjusted SARs and Splitco Adjusted Restricted Shares.

        "Splitco Adjusted Option" has the meaning given to such term in Section 2.4 of the Liberty Disclosure Schedule.

        "Splitco Adjusted Restricted Share" has the meaning given to such term in Section 2.4 of the Liberty Disclosure Schedule.

        "Splitco Adjusted SAR" has the meaning given to such term in Section 2.4 of the Liberty Disclosure Schedule.

        "Splitco Assets" means the assets of Splitco and its Subsidiaries after giving effect to the Restructuring and the Split-Off.

        "Splitco Business" means the business conducted by the RSN Subsidiaries, FUN Technologies and GSN immediately prior to the date hereof, including any subsequent changes thereto as are permitted by this Agreement.

        "Splitco Cash Amount" has the meaning given to such term in Section 1.1(c) of the DIRECTV Disclosure Schedule.

        "Splitco Common Stock" means the Series A Splitco Common Stock, the Series B Splitco Common Stock and the Series C Splitco Common Stock.

        "Splitco Director Plan" means the Liberty Entertainment, Inc. 2009 Nonemployee Director Plan, in the form of Exhibit K.

        "Splitco Equity Awards" means the Splitco Stock Options, Splitco SARs and Splitco Restricted Shares.

        "Splitco Exchange Ratio" means the quotient (rounded to the nearest five decimal places) obtained by dividing (i) 518,325,335 by (ii) an amount equal to:

        (a)   the aggregate number of shares of Splitco Common Stock issued and outstanding immediately prior to the Merger Effective Time, plus

        (b)   the product obtained by multiplying (x) the aggregate number of shares of Liberty Entertainment Common Stock underlying all Liberty Entertainment Stock Options (other than the Special Option Grant and each Subsequent Option Grant) and Liberty Entertainment SARs, in each case, that were awarded on or after March 1, 2009 and prior to the Split-Off Effective Time (which number of shares shall not be reduced solely for purposes of this clause (b) in the event that any of such Liberty Entertainment Stock Options have been exercised prior to the Merger Effective Time, but shall be reduced by the number of shares underlying such Liberty Entertainment Stock Options and Liberty Entertainment SARs that have been cancelled or forfeited as of the Merger Effective Time) by (y) 0.90, plus

        (c)   the aggregate number of shares of Splitco Common Stock underlying all Splitco Stock Options and Splitco SARs that were awarded after the Split-Off Effective Time and prior to the Merger Effective Time (but not in connection with any adjustment to any Liberty Entertainment Equity Award resulting from the Split-Off) (which number of shares shall not be reduced solely for purposes of this clause (c) in the event that any of such Splitco Stock Options have been exercised prior to the Merger Effective Time, but shall be reduced by the number of shares underlying such Splitco Stock Options and Splitco SARs that have been cancelled or forfeited as of the Merger Effective Time), minus

        (d)   the product obtained by multiplying (x) the aggregate number of shares of Liberty Entertainment Common Stock issued on or after March 1, 2009 and prior to the Split-Off Effective Time pursuant to the exercise or settlement of any Liberty Entertainment Stock Option or Liberty Entertainment SAR by (y) 0.90, minus

        (e)   the aggregate number of shares of Splitco Common Stock issued after the Split-Off Effective Time and prior to the Merger Effective Time pursuant to the exercise or settlement of any Splitco Stock Option or Splitco SAR.

Each of the foregoing calculations shall be subject to the adjustment provision set forth in Section 2.1(d).

        "Splitco Restricted Share" has the meaning given to such term in Section 2.4 of the Liberty Disclosure Schedule.

        "Splitco RSN Network" means each of the regional sports programming cable networks operated by the RSN Subsidiaries.

        "Splitco SAR" has the meaning given to such term in Section 2.4 of the Liberty Disclosure Schedule.

        "Splitco Stock Option" has the meaning given to such term in Section 2.4 of the Liberty Disclosure Schedule.

        "Splitco Stock Plans" means the Splitco 2009 Incentive Plan, the Splitco Director Plan and the Splitco Transitional Plan.

        "Splitco Transitional Plan" means the Liberty Entertainment, Inc. Transitional Stock Adjustment Plan, in the form of Exhibit L hereto.

        "Split-Off Effective Time" means the time on the Redemption Date at which the Split-Off is completed.

        "Subsequent Option Grant" means each grant, if any, of options to purchase shares of Series A Liberty Entertainment Common Stock made to Mr. Bennett beginning on November 1, 2009 pursuant to the Letter Agreement.

        "Subsidiary" when used with respect to any Person, means (i)(A) a corporation of which a majority in voting power of its share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar Encumbrance, (B) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (1) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar Encumbrance, or (2) in the absence of such a governing body, at least a majority ownership interest or (ii) any other Person of which an aggregate of more than 50% of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of DIRECTV and its Subsidiaries shall be deemed to be Subsidiaries of any of Liberty, Splitco or Holdings or any of their respective Subsidiaries, and (ii) none of Liberty or Splitco or any of their respective Subsidiaries shall be deemed to be Subsidiaries of DIRECTV or any of its Subsidiaries, in each case, for any periods prior to the Merger Effective Time. In addition, for purposes of this Agreement, (i) neither IAC/InteractiveCorp nor Expedia, Inc., nor any of their respective Subsidiaries, will be treated as Subsidiaries of Liberty, Splitco or Holdings for any purpose, and (ii) GSN and its Subsidiaries shall be deemed to be Subsidiaries of Splitco for all purposes.

        "Tax" or "Taxes" means any and all taxes, charges, fees, levies, customs, duties, tariffs, or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, withholding, franchise, transfer and recording taxes, fees and charges, and any other taxes, charges, fees, levies, customs, duties, tariffs or other assessments imposed by the IRS or any Taxing Authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments.

        "Taxing Authority" means any Governmental Authority imposing or responsible for the collection or administration of any Taxes.

        "Tax Returns" means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax Return, claim for refund or declaration of estimated Tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

        "Tax Sharing Agreement" means the Tax Sharing Agreement by and between Liberty and Splitco, in the form attached as Exhibit M hereto.

        "Transaction Agreements" means, collectively, this Agreement, the Reorganization Agreement, the Tax Sharing Agreement, the Liberty Revolving Credit Facility, the DIRECTV Credit Facility, the Services Agreement, the Malone Agreement and the Liberty Agreement, including all exhibits or annexes attached hereto or thereto.

        "Transactions" means, collectively, the transactions contemplated by the Transaction Agreements, including the Mergers, the Restructuring and the Split-Off.

        "Walk-Away Date" means twelve months from the date hereof.

        "WARN Act" means the Worker Adjustment and Retraining Notification Act, as amended, and any similar state or local Law of any jurisdiction in the United States of America.

        The following terms are defined on the page of this Agreement set forth after such term below:

Agreement	E-1
Alternative Board	E-4
Antitrust Laws	E-50
Assigned Obligations	E-62
Assigned Rights	E-62
Audited Financial Statements	E-19
Bank of America	E-61
Bankruptcy and Equity Exception	E-12
Certificates	E-7
Class Approval	E-13
Closing	E-2
Closing Date	E-2
COBRA	E-59
Code	E-2
Confidentiality Agreement	E-54
Controlled Group Liability	E-22
Current Board	E-4
Delaware Chancery Court	E-72
DGCL	E-2
DIRECTV	E-1
DIRECTV Acquisition Agreement	E-53
DIRECTV Adverse Recommendation Change	E-49
DIRECTV Adverse Recommendation Notice	E-49
DIRECTV Affiliated Group	E-35
DIRECTV Board Recommendation	E-38
DIRECTV Bylaws	E-3
DIRECTV Certificate of Merger	E-3
DIRECTV Certificates	E-7
DIRECTV Charter	E-3
DIRECTV Charter Documents	E-29
DIRECTV Class B Common Stock	E-30
DIRECTV Combined Group	E-35
DIRECTV Common Stock	E-4
DIRECTV Credit Facility	E-65
DIRECTV Disclosure Schedule	E-29
DIRECTV Effective Time	E-3
DIRECTV Engagement Letter	E-34
DIRECTV Equity Awards	E-10
DIRECTV Excess Stock	E-30
DIRECTV Exchange Ratio	E-5
DIRECTV Fairness Opinion	E-35
DIRECTV FCC Approvals	E-32
DIRECTV Material Adverse Effect	E-29
DIRECTV Merger	E-2
DIRECTV Merger Consideration	E-5
DIRECTV Preferred Stock	E-30
DIRECTV Proxy Statement	E-31
DIRECTV Representatives	E-48
DIRECTV SEC Documents	E-33

DIRECTV Stockholder Approval	E-32
DIRECTV Stockholders Meeting	E-38
DIRECTV Subsidiary Documents	E-29
DIRECTV Superior Proposal	E-50
DIRECTV Surviving Corporation	E-2
DIRECTV Takeover Proposal	E-49
Dr. Malone	E-1
ERISA Affiliate	E-22
Exchange Act	E-13
Exchange Agent	E-7
Exchange Agreement	E-7
Exchange Fund	E-7
Expense Reimbursement	E-70
Extended Walk-Away Date	E-68
FCC Submission	E-51
Greenlady Debt	E-61
Greenlady Debt Restructuring	E-61
Greenlady II	E-61
Greenlady II DIRECTV Shares	E-15
GSN	E-65
Holdings	E-1
Holdings Equity Awards	E-10
Holdings Form S-4	E-14
Holdings Incentive Plans	E-10
Indemnification Agreement	E-52
Indemnitee	E-55
Indemnitor	E-55
IRS	E-13
IRS Ruling	E-53
IRS Ruling Submission	E-57
Joinder Agreement	E-63
Liberty	E-1
Liberty Adverse Recommendation Change	E-46
Liberty Adverse Recommendation Notice	E-46
Liberty Agreement	E-2
Liberty and Splitco Representatives	E-45
Liberty Board Recommendation	E-38
Liberty Charter Documents	E-11
Liberty Disclosure Schedule	E-11
Liberty Engagement Letters	E-14
Liberty Entertainment	E-1
Liberty Entertainment Interest	E-36
Liberty Fairness Opinion	E-16
Liberty FCC Approvals	E-13
Liberty FCC Issue	E-51
Liberty Owned DIRECTV Shares	E-15
Liberty Preferred Stock	E-11
Liberty Proxy Statement	E-13
Liberty Releasees	E-53
Liberty Revolving Credit Facility	E-61
Liberty SEC Documents	E-14

Liberty Stockholder Approval	E-13
Liberty Stockholders Meeting	E-38
Liberty/Splitco Releasees	E-52
Malone Agreement	E-2
Malone Certificate	E-65
Malone Contribution	E-1
Malone Splitco Shares	E-1
May 2008 Letter	E-53
Merger Consideration	E-5
Merger Effective Time	E-3
Merger Sub One	E-1
Merger Sub One Common Stock	E-5
Merger Sub Two	E-1
Mergers	E-2
Minority Approval	E-13
NASDAQ	E-13
News	E-15
News Exchange	E-66
No-Action Letter	E-58
Permits	E-20
Permitted Payments	E-61
Pre-Closing Period	E-43
Pre-Split-Off Greenlady Debt Repayments	E-61
Pre-Split-Off Period	E-62
Reorganization Agreement	E-1
Requisite FCC Approvals	E-32
Requisite Regulatory Approvals	E-63
Restraints	E-64
Retained Rights	E-62
SEC	E-10
Seller Disability Plans	E-59
Separate Legal Defenses	E-55
Share Exchange Agreement	E-15
Sole Stockholder Approvals	E-60
Splitco	E-1
Splitco Acquisition Agreement	E-46
Splitco Adjusted Equity Awards	E-10
Splitco Approved Expenses	E-44
Splitco Balance Sheet Date	E-19
Splitco Bylaws	E-3
Splitco Certificate of Merger	E-3
Splitco Certificates	E-7
Splitco Charter	E-3
Splitco Charter Documents	E-16
Splitco Collective Bargaining Agreement	E-24
Splitco Employee Benefit Plans	E-22
Splitco Employment Agreements	E-22
Splitco FCC Approvals	E-19
Splitco Form S-4	E-14
Splitco Interest	E-36
Splitco Leased Real Property	E-27

Splitco Licensed Intellectual Property	E-27
Splitco Material Adverse Effect	E-11
Splitco Material Contract	E-27
Splitco Merger	E-2
Splitco Merger Consideration	E-5
Splitco Owned Intellectual Property	E-27
Splitco Permits	E-20
Splitco Public Charter Documents	E-56
Splitco Real Property Leases	E-27
Splitco Stockholder Approval	E-19
Splitco Subsidiary Documents	E-17
Splitco Superior Proposal	E-47
Splitco Surviving Corporation	E-2
Splitco Takeover Proposal	E-47
Split-Off	E-1
Termination Fee	E-70
Termination Notice	E-69
Third-Party Claim	E-55
Transferred Employee Benefit Plans	E-22
Transferred Employees	E-58

        SECTION 10.11 Interpretation.

        (a)   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

        (b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

LIBERTY MEDIA CORPORATION

By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President

LIBERTY ENTERTAINMENT, INC.

By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President

DIRECTV

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	Executive Vice President

DTVG ONE, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	Executive Vice President

DTVG TWO, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	Executive Vice President

THE DIRECTV GROUP, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	Executive Vice President

[signature page to merger agreement]

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of July 29, 2009, is made by and among LIBERTY MEDIA CORPORATION, a Delaware corporation ("Liberty"), LIBERTY ENTERTAINMENT, INC., a Delaware corporation and an indirect, wholly-owned Subsidiary of Liberty ("Splitco"), THE DIRECTV GROUP, INC., a Delaware corporation ("DIRECTV"), DIRECTV, a Delaware corporation and a direct, wholly-owned Subsidiary of DIRECTV ("Holdings"), DTVG ONE, INC., a Delaware corporation and a direct, wholly-owned Subsidiary of Holdings ("Merger Sub One"), and DTVG TWO, INC., a Delaware corporation and a direct, wholly-owned Subsidiary of Holdings ("Merger Sub Two").

RECITALS

        A.    Liberty, Splitco, DIRECTV, Holdings, Merger Sub One and Merger Sub Two entered into that certain Agreement and Plan of Merger, dated as of May 3, 2009 (the "Merger Agreement").

        B.    Liberty, Splitco, DIRECTV, Holdings, Merger Sub One and Merger Sub Two now intend to amend certain provisions of the Merger Agreement as set forth herein.

        C.    Section 10.1 of the Merger Agreement requires that prior to the Merger Effective Time, the Merger Agreement may be amended by written agreement of each of the parties, by action taken by their respective Boards of Directors.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of Liberty, Splitco, DIRECTV, Holdings, Merger Sub One and Merger Sub Two hereby agrees as follows:

        SECTION 1.    Defined Terms.    Terms defined in the Merger Agreement are used in this Amendment with the same meaning, unless otherwise indicated.

        SECTION 2.    Amendments to Merger Agreement.    The Merger Agreement is hereby amended as follows:

          2.1   Exhibit A-1 to the Merger Agreement is hereby amended and restated in its entirety to read as provided in Exhibit A-1 hereof.

          2.2   Exhibit A-2 to the Merger Agreement is hereby amended and restated in its entirety to read as provided in Exhibit A-2 hereof.

          2.3   Exhibit A-3 to the Merger Agreement is hereby amended and restated in its entirety to read as provided in Exhibit A-3 hereof.

          2.4   Section 1.6(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

            "The directors of Holdings from and after the time immediately prior to the Malone Contribution shall be comprised of (i) John C. Malone, Gregory B. Maffei and Paul A. Gould, or (x) if any of those individuals do not serve on the Board of Directors of Splitco immediately prior to the Malone Contribution or (y) if none of those individuals qualifies as an independent director of Holdings for Nasdaq purposes, replacement individuals designated by the Board of Directors of Splitco who are reasonably acceptable to Holdings (such three persons to serve as directors of Holdings, the "Splitco Designees"), (ii) seven individuals that serve on the Board of Directors of DIRECTV immediately prior to the Malone Contribution, as designated by the Board of Directors of DIRECTV, and (iii) to the extent appointed by the Board of Directors of DIRECTV prior to the Malone Contribution, the Additional Director. Each such director of Holdings will hold office in accordance with the certificate of incorporation and bylaws of Holdings until such director's successor is duly elected and qualified, or until such person's earlier death, resignation or removal. In connection with the classification of the Board of Directors of Holdings required pursuant to the certificate of incorporation of Holdings, such directors shall be apportioned among the classes of directors in accordance with the certificate of incorporation of Holdings; provided, that, the three Splitco Designees shall be placed in separate classes and the assignment to different classes of the Splitco Designees will be in accordance with a resolution of the Board of Directors of Splitco to be delivered to Holdings prior to the Merger Effective Time. The officers of DIRECTV immediately prior to the DIRECTV Effective Time shall be, from and after the DIRECTV Effective Time, the officers of Holdings."

          2.5   Section 1.6 of the Merger Agreement is hereby amended to add a new subsection 1.6(e) thereto:

            "(e) Immediately prior to the Malone Contribution, the Board of Directors of Holdings shall appoint the initial members of each of the Nominating and Corporate Governance Committee and the Compensation Committee of the Board of Directors of Holdings, in accordance with Article III, Sections 4 and 5 of the bylaws of Holdings, which are set forth in Exhibit A-2 to the Merger Agreement (the "Holdings Bylaws")."

          2.6   Section 5.3(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

            "The affirmative vote (in person or by proxy) of the holders of record of a majority of the shares of DIRECTV Common Stock outstanding on the record date for the DIRECTV Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement is the only vote or approval of the holders of any class or series of capital stock of DIRECTV which is legally required to adopt this Agreement; provided, however, that in addition to the foregoing, DIRECTV shall require the affirmative vote (in person or by proxy), voting together as a separate class at the DIRECTV Stockholders Meeting or any adjournment or postponement thereof, of the holders of record of a majority of the shares of DIRECTV Common Stock outstanding on the record date for the DIRECTV Stockholders Meeting, excluding (i) the holders of the Liberty DIRECTV Shares and (ii) any shares of DIRECTV Common Stock that are Beneficially Owned by a director or officer of Liberty, Dr. Malone or any Affiliate of Dr. Malone, to adopt this Agreement and approve the Malone Agreement (collectively, the "DIRECTV Stockholder Approval")."

          2.7   Section 6.1(d) of the Merger Agreement is hereby amended by replacing the last sentence of such section with the following:

            "In addition, Liberty, Splitco, Holdings and DIRECTV shall discuss the possibility of including, and, if practicable, shall include, the Liberty Proxy Statement as a prospectus in the Holdings Form S-4."

          2.8   Section 6.1(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

            "DIRECTV shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a special meeting of its stockholders (the "DIRECTV Stockholders Meeting") for the purpose of obtaining the DIRECTV Stockholder Approval. Subject to Section 6.5(c) hereof, DIRECTV through its Board of Directors shall recommend to its stockholders the adoption of this Agreement and the approval of the Malone Agreement (the "DIRECTV Board Recommendation"). Without limiting the generality of the foregoing (but subject to DIRECTV's rights pursuant to Section 6.5), DIRECTV's obligations pursuant to the first sentence of this Section 6.1(e) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to DIRECTV of any DIRECTV Takeover

    Proposal or (B) the withdrawal or modification of (x) the DIRECTV Board Recommendation, (y) such Board of Directors' approval of, or the DIRECTV Special Committee's recommendation that such Board of Directors approve, the DIRECTV Merger and the Malone Contribution or (z) the DIRECTV Fairness Opinion. The DIRECTV Proxy Statement shall include (subject to Section 6.5(c) hereof) the DIRECTV Board Recommendation."

          2.9   Section 6.1(f) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

            "Liberty shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a special meeting of the holders of Liberty Entertainment Common Stock (the "Liberty Stockholders Meeting") for the purpose of obtaining the Liberty Stockholder Approval. Subject to Section 6.4(c) hereof, Liberty through its Board of Directors shall recommend (the "Liberty Board Recommendation") that the holders of Liberty Entertainment Common Stock (i) approve the Split-Off pursuant to the Class Approval and (ii) approve (A) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement), (B) the Malone Agreement and the transactions contemplated thereby (including the Malone Contribution), and (C) this Agreement and the transactions contemplated hereby (including the Splitco Merger) pursuant to the Minority Approval. Without limiting the generality of the foregoing (but subject to Liberty's rights pursuant to Section 6.4), Liberty's obligations pursuant to the first sentence of this Section 6.1(f) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Liberty of any Splitco Takeover Proposal or (B) the withdrawal or modification of (x) the Liberty Board Recommendation, (y) such Board of Directors' approval of the Transaction Agreements or the Transactions or (z) the Liberty Fairness Opinion. The Liberty Proxy Statement shall include (subject to Section 6.4(c) hereof) the Liberty Board Recommendation."

          2.10 Section 9.1(d)(iv) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

            "(iv) at any time after the second Business Day following the date on which Liberty provides written notice to DIRECTV that Liberty has received a private letter ruling from the IRS substantially to the effect that the Contribution and the Split-Off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code (together with a copy of such ruling), unless prior to such time DIRECTV has delivered to Liberty (x) written notice that the ruling(s) as to the matters addressed in Section 7.2(i)(i) of the Liberty Disclosure Schedule are reasonably acceptable to DIRECTV, (y) a written waiver of the condition to Closing set forth in Section 7.2(i)(i)(B), or (z) an officer's certificate in the form of Exhibit N."

          2.11 Section 10.10 of the Merger Agreement is hereby amended to add the following defined terms:

            "Additional Director" means the individual appointed by the Board of Directors of DIRECTV to fill the vacancy on such board existing as of May 3, 2009, provided that (x) such individual qualifies as an independent director for NASDAQ purposes and (y) if such individual is appointed prior to the Merger Effective Time, such person is appointed in accordance with the second sentence of Section 4 of Article II of the DIRECTV By-laws.

        SECTION 3.    Certain Matters Related to Corporate Governance of DIRECTV and Holdings

          3.1   Mr. Mark D. Carleton, an officer of Liberty who was appointed to the DIRECTV Board of Directors in accordance with the letter agreement, dated as of December 21, 2006, between Liberty and DIRECTV, has resigned as a member of the Board of Directors of DIRECTV, such resignation to be effective upon the appointment to the DIRECTV Board of Directors of the Successor Director (as defined below). In connection with his or her appointment to the DIRECTV Board of Directors, the Successor Director will, upon appointment to the DIRECTV Board, also be appointed to both the Nominating and Corporate Governance Committee and the Compensation Committee of the DIRECTV Board. The term "Successor Director" means (i) Mr. Paul Gould, in the event Mr. Gould qualifies as an independent director under NASDAQ rules and is duly appointed by the DIRECTV Board to fill the vacancy to be created by Mr. Carleton's resignation or (ii) in the event Mr. Gould is not so appointed, an individual appointed by the DIRECTV Board who qualifies as an independent director under NASDAQ rules and whose appointment has been approved by both DIRECTV and Splitco.

          3.2   Attached as Exhibit A-4 hereto is a true, correct and complete copy of the Certificate of Amendment of the By-laws of DIRECTV, which has been duly approved and adopted by the DIRECTV Board on or prior to the date hereof and is in full force and effect as of the date hereof.

        SECTION 4.    Amendments to Reorganization Agreement.    The Reorganization Agreement is hereby amended as follows:

          4.1   Schedule 1.1 to the Reorganization Agreement is hereby amended and restated in its entirety to read as provided in Schedule 4.1 attached hereto.

          4.2   Schedule 3.3 to the Reorganization Agreement is hereby amended and restated in its entirety to read as provided in Schedule 4.2 attached hereto.

        SECTION 5.    Transaction Agreement.    The parties agree that for all purposes of the Merger Agreement, this Amendment will be deemed to be a Transaction Agreement.

        SECTION 6.    Effect on Merger Agreement.    Other than as specifically set forth herein, all other terms and provisions of the Merger Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.

        SECTION 7.    Severability.    If any term or other provision of this Amendment is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Amendment shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        SECTION 8.    Captions.    The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof.

        SECTION 9.    Counterparts.    This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 10.    Successors and Assigns.    This Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns as provided in the Merger Agreement.

        SECTION 11.    Governing Law; Jurisdiction; Waiver of Jury Trial.

        (a)   THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING

EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Amendment will be brought exclusively in the Court of Chancery of the State of Delaware (the "Delaware Chancery Court"), or, if the Delaware Chancery Court does not have subject matter jurisdiction, in the federal courts located in the State of Delaware. Each of the parties hereby consents to personal jurisdiction in any such action, suit or proceeding brought in any such court (and of the appropriate appellate courts therefrom) and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.8 of the Merger Agreement shall be deemed effective service of process on such party.

        (b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AMENDMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AMENDMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AMENDMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(b).

[remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

LIBERTY MEDIA CORPORATION

By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President

LIBERTY ENTERTAINMENT, INC.

By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President

DIRECTV

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	President and Chief Executive Officer

DTVG ONE, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	President and Chief Executive Officer

DTVG TWO, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	President and Chief Executive Officer

THE DIRECTV GROUP, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	President and Chief Executive Officer

 Annex F

VOTING AND RIGHT OF FIRST REFUSAL AGREEMENT

May 3, 2009

        This Voting and Right of First Refusal Agreement, dated as of May 3, 2009 (this "Agreement"), is by and among Liberty Entertainment, Inc., a Delaware corporation ("Splitco"), The DIRECTV Group, Inc., a Delaware corporation ("DIRECTV"), DIRECTV, a Delaware corporation formed as a direct, wholly-owned Subsidiary of DIRECTV ("Holdings"), Dr. John C. Malone ("Dr. Malone"), Mrs. Leslie Malone, The Tracy L. Neal Trust A (the "Tracy Trust") and The Evan D. Malone Trust A (the "Evan Trust," and together with Dr. Malone, Mrs. Malone and the Tracy Trust, collectively, the "Malones" and each a "Malone").

        For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Agreement and Plan of Merger, dated as of May 3, 2009 (the "Merger Agreement"), by and among Liberty Media Corporation, a Delaware corporation ("Liberty"), Splitco, DIRECTV, Holdings, DTVG One, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Holdings ("Merger Sub One"), and DTVG Two, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Holdings ("Merger Sub Two").

        WHEREAS, subject to the receipt of the Liberty Stockholder Approval and the satisfaction or, where applicable, waiver of certain other conditions, Liberty will (i) pursuant to the Reorganization Agreement, complete the Restructuring (as defined in the Reorganization Agreement) and (ii) redeem, in accordance with the terms of the Reorganization Agreement, 90% of the outstanding shares of Liberty Entertainment Common Stock in exchange for all of the outstanding common stock of Splitco (the "Split-Off");

        WHEREAS, as of March 31, 2009, Dr. Malone (in his individual capacity and in a Representative Capacity with respect to the Malone Family Charitable Reminder Uni Trust) (i) Beneficially Owns 2,722,127 shares of Liberty Entertainment Series A Common Stock and 20,757,120 shares of Liberty Entertainment Series B Common Stock (collectively, the "Dr. Malone Liberty Shares"), (ii) upon completion of the Split-Off, is expected to Beneficially Own 2,449,914 shares of Splitco Series A Common Stock and 18,681,408 shares of Splitco Series B Common Stock (collectively, the "Dr. Malone Splitco Shares"), and (iii) upon completion of the Splitco Merger, is expected to Beneficially Own 2,722,123 shares of Holdings Class A Common Stock ("Dr. Malone Holdings Class A Shares,") and upon completion of the Exchange is expected to Beneficially Own 20,757,099 shares of Holdings Class B Common Stock (the "Dr. Malone Holdings Class B Shares," collectively with the Dr. Malone Holdings Class A Shares, the "Dr. Malone Holdings Shares");

        WHEREAS, as of March 31, 2009, Mrs. Malone (i) Beneficially Owns 301,008 shares of Liberty Entertainment Series A Common Stock and 681,884 shares of Liberty Entertainment Series B Common Stock (the "Mrs. Malone Liberty Shares"), (ii) upon completion of the Split-Off, is expected to Beneficially Own 270,907 shares of Splitco Series A Common Stock and 613,695 shares of Splitco Series B Common Stock (collectively, the "Mrs. Malone Splitco Shares") and (iii) upon completion of the Splitco Merger, is expected to Beneficially Own 301,007 shares of Holdings Class A Common Stock ("Mrs. Malone Holdings Class A Shares") and upon completion of the Exchange is expected to Beneficially Own 681,882 shares of Holdings Class B Common Stock (the "Mrs. Malone Holdings Class B Shares," collectively with the Mrs. Malone Holdings Class A Shares, the "Mrs. Malone Holdings Shares");

        WHEREAS, as of March 31, 2009, the Tracy Trust (i) Beneficially Owns 22,800 shares of Liberty Entertainment Series A Common Stock and 155,292 shares of Liberty Entertainment Series B Common Stock (collectively, the "Tracy Trust Liberty Shares"), (ii) upon completion of the Split-Off, is expected to Beneficially Own 20,520 shares of Splitco Series A Common Stock and 139,762 shares of Splitco Series B Common Stock (collectively, the "Tracy Trust Splitco Shares"), and (iii) upon completion of the Splitco Merger, is expected to Beneficially Own 22,799 shares of Holdings Class A Common Stock (the "Tracy Trust Holdings Class A Shares") and upon completion of the Exchange is expected to Beneficially Own 155,290 shares of Holdings Class B Common Stock (the "Tracy Trust Holdings Class B Shares," together with the Tracy Trust Holdings Class A Shares, collectively, the "Tracy Trust Holdings Shares");

        WHEREAS, as of March 31, 2009, the Evan Trust (i) Beneficially Owns 80,000 shares of Liberty Entertainment Series A Common Stock and 211,864 shares of Liberty Entertainment Series B Common Stock (collectively, the "Evan Trust Liberty Shares" and, together with the Dr. Malone Liberty Shares, the Mrs. Malone Liberty Shares and the Tracy Trust Liberty Shares, collectively, the "Malone Liberty Shares"), (ii) upon completion of the Split-Off, is expected to Beneficially Own 72,000 shares of Splitco Series A Common Stock and 190,677 shares of Splitco Series B Common Stock (collectively, the "Evan Trust Splitco Shares" and, together with the Dr. Malone Splitco Shares, the Mrs. Malone Splitco Shares and the Tracy Trust Splitco Shares, collectively, the "Malone Splitco Shares"), and (iii) upon completion of the Splitco Merger, is expected to Beneficially Own 79,999 shares of Holdings Class A Common Stock (the "Evan Trust Holdings Class A Shares" and, together with the Dr. Malone Holdings Class A Shares, the Mrs. Malone Holdings Class A Shares and the Tracy Trust Holdings Class A Shares, collectively, the "Malone Holdings Class A Shares") and upon completion of the Exchange is expected to Beneficially Own 211,863 shares of Holdings Class B Common Stock ("Evan Trust Holdings Class B Shares," together with the Dr. Malone Holdings Class B Shares, the Mrs. Malone Holdings Class B Shares and the Tracy Trust Holdings Class B Shares, collectively, the "Malone Holdings Class B Shares" and, the Evan Trust Holdings Class B Shares, together with the Evan Trust Holdings Class A Shares, the "Evan Trust Holdings Shares");

        WHEREAS, Holdings desires to have the right to acquire, under the circumstances described herein, all of the shares of Holdings Class B Common Stock that are Beneficially Owned by the Malones; and

        WHEREAS, as a condition to its willingness to enter into the Merger Agreement, DIRECTV has required that the Malones enter into this Agreement and, in order to induce DIRECTV to enter into the Merger Agreement, the Malones are entering into this Agreement;

        WHEREAS, the Exchange, the Splitco Merger and the DIRECTV Merger are being undertaken pursuant to a single, integrated plan and for federal income tax purposes it is intended that the exchange of Splitco Common Stock and DIRECTV Common Stock for Holdings Common Stock pursuant to the Mergers and this Agreement, taken together, shall qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder, and that the Exchange and the Splitco Merger, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the rules and regulations promulgated thereunder;

        NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt of which are hereby acknowledged, each of the parties hereby agree as follows:

1.     CERTAIN DEFINITIONS.

        As used in this Agreement and the schedules hereto, the following terms have the respective meanings set forth below.

        "Acquire" means to purchase or otherwise acquire, or enter into any agreement with respect to the purchase or acquisition of any security, including any Constructive Acquisition that is treated as an acquisition of Beneficial Ownership for federal income tax purposes.

        "Acquisition" means a purchase or other acquisition, or entering into any agreement with respect to the purchase or acquisition of any security, including any Constructive Acquisition that is treated as an acquisition of Beneficial Ownership for federal income tax purposes.

        "Affiliate" means, as to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person. For this purpose, "Control" (including, with its correlative meanings, "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise, and with respect to a natural Person, such Person's immediate family members and any trust, partnership, limited liability company or similar vehicle established and maintained for the benefit of such Person. For purposes of this Agreement, (i) each Malone shall be deemed an Affiliate of each other Malone, and each of the Malone Children shall be deemed an Affiliate of each Malone, (ii) none of Liberty, Splitco, DIRECTV, Holdings, Liberty Global, Inc. (a Delaware corporation), Ascent Media Corporation (a Delaware corporation), or Discovery Communications, Inc. (a Delaware corporation), shall be considered an Affiliate of any Malone and (iii) none of DIRECTV or any of its Subsidiaries shall be deemed to be an Affiliate of Liberty or (after giving effect to the Restructuring and Split-Off but prior to the Merger Effective Time) Splitco.

        "Basket Shares" means (i) prior to the Split-Off Effective Time, an aggregate of 750,000 shares of Liberty Entertainment Series A Common Stock, (ii) following the Split-Off Effective Time, an aggregate of 675,000 shares of Splitco Series A Common Stock, and (iii) following the Merger Effective Time, an aggregate of 750,000 shares of Holdings Class A Common Stock, in each case Beneficially Owned by Dr. Malone.

        "Beneficial Owner" and "Beneficial Ownership" and words of similar import have the meaning assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act, and a Person's Beneficial Ownership of securities shall be calculated in accordance with the provisions of such Rules. For purposes of this Agreement, (i) shares of common stock issuable upon exercise of any Convertible Security will not be deemed Beneficially Owned until such shares are issued and outstanding following the exercise, conversion or exchange of such Convertible Security, including any Malone Award (other than for purposes of Section 4), (ii) no Member will be deemed to have Beneficial Ownership of any Equity Security (x) Beneficially Owned by any other Member or (y) held in any 401(k) or other retirement account, and (iii) except as specified herein, no Member who is a natural person will be deemed to have Beneficial Ownership of any Equity Security owned of record by any trust (x) in which such Member retains a pecuniary interest solely by virtue of such interest, (y) of which such Member acts as a trustee or (z) with respect to which such Member retains any rights as to substitution over the assets of such trust, provided, that in the case of clauses (x), (y) and (z), such trust is or becomes a Member.

        "Board of Directors" means the Board of Directors of Holdings.

        "Call Agreement" means the Call Agreement, dated as of February 9, 1998, between Liberty (as successor to Liberty Media LLC which was the assignee of Tele-Communications, Inc.) and the Malone Group (as defined therein).

        A "Change of Control" shall have occurred with respect to Holdings if:

            (i)  a merger or consolidation occurs between Holdings and any other Person in which the voting power of all voting securities of Holdings outstanding immediately prior thereto represent (either by remaining outstanding or being converted into voting securities of the surviving entity) less than 50% of the voting power of Holdings or the surviving entity outstanding immediately after such merger or consolidation (or if Holdings or the surviving entity after giving effect to such transaction is a subsidiary of the issuer of securities in such transaction, then the voting power of all voting securities of Holdings outstanding immediately prior to such transaction represent (by being converted into voting securities of such issuer) less than 50% of the voting power of the issuer outstanding immediately after such merger or consolidation); or

           (ii)  in any share exchange, extraordinary dividend, acquisition, disposition or recapitalization (or series of related transactions of such nature) (other than a merger or consolidation) the holders of voting securities of Holdings immediately prior thereto continue to Beneficially Own voting securities representing less than 50% of the voting power of Holdings (or any successor entity) immediately thereafter (or if Holdings or the successor entity after giving effect to such transaction is a subsidiary of the issuer of securities in such transaction, then the voting power of all voting securities of Holdings outstanding immediately prior to such transaction represent (by being converted into voting securities of such issuer) less than 50% of the voting power of the issuer outstanding immediately after such transaction).

        "Charitable Transferee" means, with respect to any Member, any private charitable foundation or donor advised fund established by one or more Members that, in either case, (i) is Controlled, directly or indirectly, solely by one or more Members, and (ii) meets the requirements under the Code for such Member(s) or Related Parties of such Members to deduct donations to such foundation or donor advised fund.

        "Close of Business" means 5:00 p.m. local time in Los Angeles, California.

        "Common Stock" means the Holdings Class A Common Stock and the Holdings Class B Common Stock, in each case as it will be constituted immediately following the Merger Effective Time, and any capital stock into which such Holdings Common Stock may thereafter be changed (whether as a result of a recapitalization, reorganization, merger, consolidation, share exchange or other transaction or event).

        "Constructive Acquisition" means entering into or acquiring a derivative contract with respect to a security, entering into or acquiring a futures or forward contract to acquire a security or entering into any other hedging or other derivative transaction that has the effect of assuming the material economic benefits and risks of ownership.

        "Constructive Disposition" means entering into or acquiring an offsetting derivative contract with respect to a security, entering into or acquiring a futures or forward contract to deliver a security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

        "Convertible Securities" means (x) any securities of a Person (other than any class or series of common stock) or any Subsidiary thereof that are convertible into or exercisable or exchangeable for any shares of any class or series of common stock, whether upon conversion, exercise, exchange, pursuant to antidilution provisions of such securities or otherwise, (y) any securities of any other Person that are convertible into or exercisable or exchangeable for, securities of such Person or any other Person, whether upon conversion, exercise, exchange, pursuant to antidilution provisions of such securities or otherwise, and (z) any subscriptions, options, rights, warrants, calls, convertible or exchangeable securities (or any similar securities) or agreements or arrangements of any character to acquire common stock, preferred stock or other capital stock.

        "Current Market Price" of any security on any day means (i) the last reported sale price (or, if no sale is reported, the average of the high and low bid prices) on The Nasdaq Stock Market on such day, or (ii) if the primary trading market for such security is not The Nasdaq Stock Market, then the closing sale price regular way on such day (or, in case no such sale takes place on such day, the reported closing bid price regular way on such day) in each case on the New York Stock Exchange, or, if such security is not listed or admitted to trading on such exchange, then on the principal exchange on which such security is traded, or (iii) if the Current Market Price of such security on such day is not available pursuant to one of the methods specified above, then the average of the bid and asked prices for such security on such day as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for that purpose.

        "Equity Security" means (i) any common stock, preferred stock or other capital stock, (ii) any securities convertible into or exchangeable for common stock, preferred stock or other capital stock or (iii) any subscriptions, options, rights, warrants, calls, convertible or exchangeable securities (or any similar securities) or agreements of any character to acquire common stock, preferred stock or other capital stock.

        "Estate" means, upon the death of Dr. Malone, the estate of Dr. Malone, through its personal representative(s).

        "Exchange Time" means the time following the Split-Off Effective Time and immediately preceding the Merger Effective Time provided that all conditions set forth in Article VII of the Merger Agreement have been satisfied or waived (other than those conditions that by their nature may only be satisfied at the Closing), and the parties to the Merger Agreement are obligated to complete the Closing.

        "Excess Holdings Class B Common Shares" means the number of shares of Holdings Class B Common Stock, which, at any reference time, shall be equal to (i) the Excess Voting Power Percentage at such time, multiplied by (ii) the total number of votes which the holders of all issued and outstanding Holdings Voting Securities as of such date are entitled to vote, divided by (iii) fifteen.

        "Excess Holder" means each Malone and any direct or indirect Permitted Transferee of such Malone to the extent such Person Beneficially Owns any Excess Holdings Class B Common Shares.

        "Excess Voting Power Percentage" (as calculated, from time to time, pursuant to this Agreement) means, on the record date for the determination of stockholders entitled to receive notice of, and to vote at, any meeting of the stockholders of Holdings, or in any other circumstances upon which a vote, consent or other approval (including by written consent) is required, on the date of such vote, consent or approval, the percentage equal to (i) the total number of votes to which the Member Shares held by each Malone (together with any Member Shares held by any direct or indirect Permitted Transferee of such Malone) collectively as of such date entitle such Persons to vote, divided by (ii) the total number of votes which all issued and outstanding Holdings Voting Securities as of such date allow their respective Beneficial Owners to vote, which quotient is then multiplied by (iii) 100, and from such product is subtracted (iv) the Maximum Percentage. In the event that the foregoing calculation yields a negative percentage, then the Excess Voting Power Percentage shall be zero.

        "Exempt Transfer" means, with respect to any Member Shares, any Transfer:

            (i)  pursuant to Section 4.11 of the Holdings Charter;

           (ii)  to another Member;

          (iii)  that is an exchange or conversion of Member Shares that occurs by operation of law in connection with a merger or consolidation of Holdings with or into another corporation or a reclassification or similar event, that has been duly authorized and approved by the required vote of the Board of Directors and the stockholders of Holdings pursuant to its Certificate of Incorporation and Delaware law; provided, however, that any shares of capital stock issued in exchange for or in reclassification of such Member Shares or into which such Member Shares are converted in any such transaction shall continue to be Member Shares for purposes of this Agreement unless (x) such transaction resulted in a Change of Control of Holdings or (y) such shares of capital stock so issued do not entitle the holder thereof to more than one vote per share;

          (iv)  to a Prospective Purchaser in compliance with and subject to subsections (A) through (F), inclusive, of Section 7(b)(i) hereof;

           (v)  that is a gift or assignment for no consideration by such Member (if a natural person) during his life to any one or more of his Related Parties;

          (vi)  that is a transfer to the legal representatives of such Member (if a natural person) upon his death or adjudication of incompetency or by any such legal representatives to any Person to whom the transferor could have transferred such security pursuant to any clause of this definition;

         (vii)  to a Malone Related Party;

        (viii)  that is a Permitted Pledge or Permitted Constructive Disposition;

          (ix)  to Liberty pursuant to the Call Agreement (solely with respect to a Transfer of Malone Liberty Shares); or

           (x)  that results in the transferee receiving Holdings Class A Common Stock pursuant to Section 4.5 of the Holdings Charter;

provided, however, that no Transfer pursuant to clause (ii), (v), (vi) or (vii) shall be an Exempt Transfer unless each Person to whom any such Transfer is made (unless such Person is already a party and so bound) simultaneously therewith becomes a party to this Agreement and agrees to be bound hereby with respect to such Member Shares to the same extent as such Member.

        "High Vote Stock" means any series of Liberty Entertainment Common Stock (prior to the Split-Off), any series of Splitco Common Stock (prior to the Splitco Merger) or any series or class of Holdings Common Stock, in each case, that has voting rights greater than one vote per share. The High Vote Stock is currently comprised of the Liberty Entertainment Series B Common Stock, the Splitco Series B Common Stock and the Holdings Class B Common Stock.

        "Holder" has the meaning ascribed to such term in the Holdings Charter.

        "Holdings Charter" means the Amended and Restated Certificate of Incorporation of Holdings, as in effect upon the Merger Effective Time (as the same may be amended and restated from time to time).

        "Holdings Voting Securities" means the Holdings Class A Common Stock, the Holdings Class B Common Stock and any series of Holdings Preferred Stock which by its terms under the Holdings Charter is designated as a voting security, provided that each such series of Preferred Stock will be entitled to vote together with the other Voting Securities only as and to the extent expressly provided for in the applicable terms of the Holdings Charter.

        "Independent Committee" means a committee of the Board of Directors consisting exclusively of directors other than a Member (including any Permitted Transferee).

        "Liberty Entertainment Common Stock" means the Liberty Entertainment Series A Common Stock and the Liberty Entertainment Series B Common Stock.

        "Liberty Entertainment Series A Common Stock" means the Series A Liberty Entertainment common stock, par value $.01 per share, of Liberty.

        "Liberty Entertainment Series B Common Stock" means the Series B Liberty Entertainment common stock, par value $.01 per share, of Liberty.

        "Low Vote Stock" means common stock of any series or class of Holdings that has voting rights no greater than one vote per share. The Low Vote Stock is currently comprised of Holdings Class A Common Stock and Holdings Class C Common Stock.

        "Malone Awards" means (i) any stock options for, and stock appreciation rights that may be settled in, (x) shares of Liberty Entertainment Common Stock granted to Dr. Malone pursuant to an equity incentive plan of Liberty or otherwise for compensation purposes or (y) shares of Splitco Common Stock granted to Dr. Malone pursuant to an equity incentive plan of Splitco or otherwise for compensation purposes, or (ii) any stock options for, and stock appreciation rights that may be settled in, shares of Holdings Common Stock as a result of the application of any adjustment to any stock option or stock appreciation right referenced in clause (i) of this definition in connection with the consummation of the Mergers.

        "Malone Child Attribution Person" means any Person who, with respect to a Malone Child, (i) is related to the Malone Child, as described in Section 355(a)(7)(A) of the Code, (ii) is a member of a "coordinating group" (within the meaning of Treasury Regulations Section 1.355-7(h)(4)) that includes the Malone Child, or (iii) otherwise is treated as one Person with the Malone Child for purposes of Section 355(e) of the Code.

        "Malone Children" means Tracy Malone Neal and Evan D. Malone.

        "Malone Holdings Shares" means, that number of shares of outstanding Holdings Class B Common Stock equal to the aggregate number of shares of Splitco Class B Common Stock owned of record by the Malones at the Exchange Time multiplied by the Splitco Exchange Ratio.

        "Malone Related Person" means any Person who (i) is related to a Malone, as described in Section 355(d)(7)(A) of the Code, (ii) is a member of a "coordinating group" (within the meaning of Treasury Regulations Section 1.355-7(h)(4)) that includes a Malone, or (iii) otherwise is treated as one Person with a Malone for purposes of Section 355(e) of the Code.

        "Maximum Percentage" means 24%.

        "Member" means (i) each Malone and (ii) each other Person (including any Permitted Transferee) who is required to become or becomes a party to this Agreement, in each case, for so long as such Person is the Beneficial Owner of any Member Shares.

        "Member Shares" means, with respect to any Member (including any Permitted Transferee), any and all shares of High Vote Stock Beneficially Owned by such Member as of the relevant determination date (including any shares of High Vote Stock, the Beneficial Ownership of which was acquired by such Member following the date hereof).

        "Per Share Value" means the average of the Current Market Prices of the Low Vote Stock for the period of 30 consecutive trading days ending on the last trading day prior to the relevant determination date, appropriately adjusted to take into account any stock dividends on the Low Vote Stock, or any stock splits, reclassifications or combinations of the Low Vote Stock, during the period following the first of such 30 trading days and ending on the last full trading day immediately preceding the ROFR Closing Date.

        "Permitted Constructive Disposition" means, with respect to a security, a Constructive Disposition that does not, and will not at any subsequent time, result in a transfer of ownership of such security for federal income tax purposes, so long as, in the case of an Equity Security, the Person effecting such Constructive Disposition retains the sole right to vote such Equity Security in accordance with this Agreement and otherwise complies with his, her or its obligations hereunder, including the obligation to effect the Exchange, in all material respects.

        "Permitted Pledge" means any pledge of Malone Liberty Shares in effect on the date hereof and as set forth on Schedule 10(b) hereto, and any pledge of any Equity Securities or any Convertible Securities of Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings Beneficially Owned by any Member after the date hereof by any Member to a bank or other financial institution to secure indebtedness, which pledge and related indebtedness is on customary terms and conditions and which (prior to any default or foreclosure thereunder) does not (i) interfere with or limit such Person's rights or obligations hereunder to vote such Equity Securities or Convertible Securities, (ii) constitute a proxy in favor of a third party in respect of rights to vote such Equity Securities or Convertible Securities, and (iii) interfere with or limit such Person's or any Member's ability to otherwise comply with his, her or its obligations hereunder, including the obligation to effect the Exchange, in any material respect.

        "Permitted Transferee" means, with respect to any Member, any Person to whom any of such Member's Member Shares are Transferred, directly or indirectly, in an Exempt Transfer, in each case where such Person becomes a party to this Agreement and a Member pursuant to any provision of this Agreement, in each case, so long as such Person is the Beneficial Owner of any Member Shares.

        "Qualified Appraiser" means a Person who is nationally recognized as being qualified and experienced in the appraisal of assets comparable to the noncash consideration proposed to be given pursuant to the Bona Fide Offer and shall not be an Affiliate of any party to this Agreement.

        "Qualified Trust" means, with respect to any Member, any trust that is directly or indirectly Controlled solely by one or more Members and the sole beneficiaries of which are one or more Related Parties or Charitable Transferees of one or more of such Members, including any such trust that is so Controlled and (i) qualifies under the Code as a so-called "charitable remainder trust," provided that the income beneficiaries consist solely of one or more Related Parties of such Member(s) and the remainder interest reverts to one or more Charitable Transferees or (ii) qualifies under the Code as a so-called "charitable lead trust," provided that the income beneficiaries consist solely of one or more Charitable Transferees and the remainder interest reverts to either such member(s) or one or more Related Parties of such Member(s); provided, that for purposes of the foregoing, the phrase "directly or indirectly Controlled solely by one or more Members" will include any trust that has as its initial trustee a person appointed by a Member and the beneficiaries of which are one or more Related Parties of one or more Members.

        "Redemption Period" has the meaning ascribed to such term in the Holdings Charter.

        "Redemption Right" has the meaning ascribed to such term in the Holdings Charter.

        "Related Party" means, with respect to any Member (including any Permitted Transferee):

            (i)  the spouse, siblings and lineal descendants (which shall include a Person adopted before the age of 18) of such Person or any spouse of any such sibling or lineal descendant;

           (ii)  any Qualified Trust;

          (iii)  a custodian under the Uniform Gifts to Minors Act or similar fiduciary for the exclusive benefit of such Person's children during their lives or a Charitable Transferee; or

          (iv)  a corporation, limited liability company, private foundation or other entity organized under the laws of any state in the United States which is Controlled by, and all equity, participation, beneficial or similar interests (and rights to acquire any thereof, contingently or otherwise) of which are Beneficially Owned solely by, such Person or such Person and one or more Related Parties of such Person referred to in clause (i), (ii) or (iii) of this definition.

        "Representatives" means, as to any Person, that Person's investment bankers, financial advisors, attorneys, accountants, agents and other representatives. Representatives of Liberty shall be deemed to not be Representatives of any Malone, unless also acting for or representing a Malone.

        "Representative Capacity" shall mean as a proxy, an executor or administrator of any estate, a trustee of any trust or in any other fiduciary or representative capacity.

        "Splitco Common Stock" means the Splitco Series A Common Stock and the Splitco Series B Common Stock.

        "Splitco Series A Common Stock" means the Series A common stock, par value $.01 per share, of Splitco.

        "Splitco Series B Common Stock" means the Series B common stock, par value $.01 per share, of Splitco.

        "Transfer" means to sell, transfer (including by operation of law), give, pledge, encumber, assign or otherwise dispose of, or enter into any agreement with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any security.

        The following terms are defined on the page of this Agreement set forth after such term below:

Bona Fide Offer	20	Malone Representatives	12
Closing	23	Offered Shares	20
Closing Date	23	Prospective Purchaser	20
Commencement Date	22	ROFR	20
Distributed Company	27	ROFR Notice	20
Election Notice	21	ROFR Price	20
Free to Sell Date	21	Third Appraiser	22
group	16	Transferor	20
Liens	25

2.     AGREEMENT TO VOTE MALONE LIBERTY SHARES AND RELATED MATTERS.

        (a)    Voting.    From the date hereof until the earlier of termination of this Agreement in accordance with its terms or the Split-Off Effective Time, at any meeting of the stockholders of Liberty however called (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, each Member shall appear at such meeting of stockholders or otherwise cause his, her or its Malone Liberty Shares to be counted as present thereat for the purpose of establishing a quorum, and vote all of his, her or its Malone Liberty Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (A) in favor of the approval of the Split-Off and any other proposals related to the Transactions contemplated by the Split-Off or the Mergers submitted with the recommendation of the Board of Directors of Liberty, (B) against any action or agreement (including any amendment of any agreement) that, to such Member's knowledge, would result in a breach by Liberty of its obligations under Section 6.4 of the Merger Agreement, (C) against any Splitco Takeover Proposal and (D) against any agreement (including any amendment of any agreement), amendment of the Certificate of Incorporation or By-Laws of Splitco, or other action that would reasonably be expected to prevent, prohibit or materially delay the consummation of the Restructuring, the Split-Off or the Mergers. Any such vote shall be cast (or consent shall be given) by the Members in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

        (b)    Proxy.

            (i)  In furtherance of the Members' agreement in Section 2(a) above, but subject to clause (ii) below, each Member hereby irrevocably constitutes and appoints DIRECTV and any officer(s) or directors of DIRECTV designated as proxy or proxies by DIRECTV as its attorney-in-fact and proxy in accordance with the DGCL (with full power of substitution and re-substitution), for and in the name, place and stead of such Member, to vote all his, her or its Malone Liberty Shares (at any meeting of stockholders of Liberty however called or at any adjournment or postponement thereof), or to execute one or more written consents in respect of such Malone Liberty Shares, (A) in favor of the approval of the Split-Off and any other proposals related to the Transactions contemplated by the Split-Off or the Mergers submitted with the recommendation of the Board of Directors of Liberty, (B) against any action or agreement (including any amendment of any agreement) that would reasonably be expected to result in a breach by Liberty of its obligations under Section 6.4 of the Merger Agreement, (C) against any Splitco Takeover Proposal and (D) against any agreement (including any amendment of any agreement), amendment of the Certificate of Incorporation or By-Laws of Splitco, or other action that would reasonably be expected to prevent, prohibit or materially delay the consummation of the Restructuring, the Split-Off or the Mergers.

           (ii)  The proxy granted pursuant to Sections 2(b)(i) shall (A) be valid and irrevocable until the earlier of the termination of this Agreement in accordance with its terms (even if such period is longer than three years from the date hereof) or the Split-Off Effective Date, (B) automatically terminate upon the earlier of the termination of this Agreement in accordance with its terms or the Split-Off Effective Date, and (C) not apply to (x) any Malone Splitco Shares, or (y) any Malone Holdings Shares. Each Member represents that any and all other proxies heretofore given in respect of his, her or its Malone Liberty Shares are revocable, and that such other proxies either have been revoked or are hereby revoked. Each Member affirms that the foregoing proxy is: (x) given (I) in connection with the Exchange and the execution and adoption of the Merger Agreement and (II) to secure the performance of such Member's duties under this Agreement, (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (z) intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL prior to termination of such proxy in accordance with this Agreement. The foregoing proxy shall survive the death or incapacity of each Member and shall be binding upon his, her or its heirs, estate, administrators, personal representatives, successors and assigns.

        (c)    No Solicitation.    From the date hereof until the earlier of any termination of this Agreement in accordance with its terms or the Merger Effective Time, each Member shall, and shall cause his, her or its Affiliates and Representatives (collectively, "Member Representatives") to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Splitco Takeover Proposal, and use reasonable best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such Persons by such Member or his, her or its Member Representatives and not previously returned or destroyed. No Member shall, and each Member shall cause his, her or its Representatives not to, directly or indirectly, (i) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries or proposals that constitute, or could reasonably be expected to lead to, any Splitco Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Splitco Takeover Proposal or (iii) enter into any letter of intent or agreement related to any Splitco Takeover Proposal. If Liberty has not otherwise notified Splitco and DIRECTV of such events, in addition to the Members' other obligations as set forth in this Section 2(c), the Members shall promptly advise Splitco and DIRECTV, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any Member (for the avoidance of doubt, solely in his, her or its capacity as a stockholder) in respect of any Splitco Takeover Proposal, and shall, in any such notice to Splitco and DIRECTV, indicate (i) the identity of the Person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Splitco and DIRECTV fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and each Member shall provide Splitco and DIRECTV with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and the status of any such discussions or negotiations.

        (d)    Publication.    Each of the Members hereby consents to Liberty, Splitco, DIRECTV and Holdings publishing and disclosing in, respectively, the Liberty SEC Documents, the Splitco Form S-4, the DIRECTV SEC Documents and the Holdings Form S-4 and in applications seeking Requisite FCC Approvals and HSR approvals, if any, and rulings from the IRS related to the Transactions the Members' identity and ownership of Malone Liberty Shares and Malone Splitco Shares and, subject to receipt of the consent of Dr. Malone or the Estate (which will not be unreasonably withheld or delayed), the nature of the Members' obligations under this Agreement. Subject to the foregoing sentence, none of the Members shall issue any press release or make any other public statement with respect to this Agreement without the prior written consent of Splitco, Holdings and DIRECTV, and Splitco, Holdings and DIRECTV shall not issue any press release or make any other public statement with respect to this Agreement without the prior written consent of Dr. Malone or the Estate, in each case except as may be required by applicable law or the requirements of any securities exchange. Notwithstanding the foregoing, the Members, Splitco, Holdings and DIRECTV may make public statements with respect to this Agreement provided the disclosure in such statements are no broader than that included in any prior public statements approved by the parties pursuant to this Section 2(d).

        (e)    Additional Shares.    From the date hereof until the earlier of termination of this Agreement in accordance with its terms or the Merger Effective Time, subject to Section 4, if any Member acquires record or Beneficial Ownership of shares of any series of Liberty Entertainment Common Stock, or, other than shares acquired in the Split-Off, shares of any series of Splitco Common Stock, following the date hereof (including pursuant to the exercise, conversion or exchange of any Convertible Security (including any Malone Award, subject to Section 4(c)), such Member shall promptly notify Splitco and DIRECTV of the number of shares so acquired, and such shares shall become Malone Liberty Shares and, following the Split-Off, Malone Splitco Shares for purposes of this Agreement. Such Member shall also promptly notify Splitco and DIRECTV whether such shares are to be initially constituted as Dr. Malone Liberty Shares, Dr. Malone Splitco Shares, Mrs. Malone Liberty Shares, Mrs. Malone Splitco Shares, Tracy Trust Liberty Shares, Tracy Trust Splitco Shares, Evan Trust Liberty Shares or Evan Trust Splitco Shares, in each case, as applicable, provided, however, that whether or not such Member provides Splitco and DIRECTV with the notifications contemplated in this or the immediately preceding sentence, any such newly acquired securities shall be deemed Malone Liberty Shares or Malone Splitco Shares, as applicable. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of (i) Liberty affecting any series of Liberty Entertainment Common Stock, the number of shares of the applicable series of Liberty Entertainment Common Stock constituting Malone Liberty Shares shall be adjusted appropriately, or (ii) following the Split-Off Effective Time, Splitco affecting any series of Splitco Common Stock, the number of shares of the applicable series of Splitco Common Stock constituting Malone Splitco Shares, and, if applicable, the number of shares of the applicable series of Malone Holdings Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall be deemed amended and shall attach to any additional shares of any series of Liberty Entertainment Common Stock, Splitco Common Stock or other securities of Liberty (that have the right to vote on any of the matters described in Section 2(a)) or Splitco, in each case, issued to the Members in connection therewith.

        (f)    Post-Split-Off Liberty Shares.    From and after the Split-Off Effective Time, this Agreement shall cease to apply to, and will not in any way restrict or limit, any shares of Liberty Entertainment Common Stock or Convertible Securities in respect of Liberty Entertainment Common Stock Beneficially Owned by any Member.

3.     AGREEMENT TO VOTE EXCESS HOLDINGS SHARES AND RELATED MATTERS.

        (a)    Voting Excess Holdings Class B Common Shares.    From and after the Merger Effective Time and until the termination of this Agreement in accordance with its terms, at any meeting of the stockholders of Holdings however called (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, each Excess Holder shall appear at such meeting of stockholders or otherwise cause their aggregate Excess Holdings Class B Common Shares to be counted as present thereat for the purpose of establishing a quorum, and vote all of their respective Excess Holdings Class B Common Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, in the same manner as, and in the same proportion to, the votes or actions of all Holdings stockholders, other than the votes or actions of the Members and their Affiliates, at any such meeting of the stockholders of Holdings or under any such other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) is sought by or from the stockholders of Holdings. Any such vote shall be cast (or consent shall be given) by an Excess Holder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The provisions of Section 3(b) shall not apply to any Equity Securities of Holdings which are not Excess Holdings Class B Common Shares.

        (b)    Proxy.

            (i)  In furtherance of the agreement of the Excess Holders in Section 3(a) above, but subject to clause (ii) below, each such Excess Holder hereby irrevocably constitutes and appoints Holdings and any officer(s) or directors of Holdings designated as proxy or proxies by Holdings as its attorney-in-fact and proxy in accordance with the DGCL (with full power of substitution and re-substitution), for and in the name, place and stead of such Excess Holder, to vote the Excess Holdings Class B Common Shares Beneficially Owned by such Excess Holder at any meeting of stockholders of Holdings after the Merger Effective Time, however called, or at any adjournment or postponement thereof, or to execute one or more written consents in respect of such Excess Holdings Class B Common Shares, in the same manner as, and in the same proportion to, the votes or actions of all Holdings stockholders, other than the votes or actions of the Members and their Affiliates, at any such meeting of the stockholders of Holdings or under any such other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) is sought by or from the stockholders of Holdings.

           (ii)  The proxies granted pursuant to Section 3(b)(i) shall (A) be valid and irrevocable until the termination of this Agreement in accordance with its terms (even if such period is longer than three years from the date hereof), (B) automatically terminate upon the termination of this Agreement in accordance with its terms and (C) not apply to any Member Shares which were Transferred to any Person (other than a Member, including any Permitted Transferee). Each Excess Holder represents that any and all other proxies heretofore given in respect of his or her Excess Holdings Class B Common Shares, are revocable, and that such other proxies either have been revoked or are hereby revoked. Each Excess Holder affirms that the foregoing proxies are: (x) given (I) in connection with the execution and adoption of the Merger Agreement and (II) to secure the performance of such Excess Holder's duties under this Agreement, (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (z) intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL prior to termination of this Agreement.

          (iii)  The foregoing proxy shall be binding upon the applicable Excess Holder's heirs, estate, administrators, personal representatives and successors.

          (iv)  It is hereby acknowledged by the parties hereto that, as of the date hereof and as of the Merger Effective Time, the Certificate of Incorporation of Holdings prohibits and will prohibit action taken by written consent of the stockholders of Holdings in lieu of a meeting.

        (c)    Additional Shares.    From and after the Merger Effective Time, subject to Section 4, if any Member acquires record or Beneficial Ownership of shares of any Holdings Class B Common Stock (including pursuant to the exercise, conversion or exchange of any Convertible Security), such Member shall promptly notify Holdings and DIRECTV of the number of shares so acquired, and such shares shall become Member Shares for purposes of this Agreement. Such Member shall also promptly notify Holdings whether such shares are to be initially constituted as Dr. Malone Holdings Shares, Mrs. Malone Holdings Shares, Tracy Trust Holdings Shares or Evan Trust Holdings Shares, if applicable, provided, however, that whether or not such Member provides Holdings and DIRECTV with the notifications contemplated in this or the immediately preceding sentence, any such newly acquired securities shall be deemed Member Shares. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of Holdings affecting the Holdings Class B Common Stock, the number of shares of Holdings Class B Common Stock constituting Member Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall be deemed amended and shall attach to any additional shares of Holdings Class B Common Stock.

4.     STANDSTILL; TRANSFER RESTRICTIONS; MALONE AWARDS.

        (a)    Standstill.

            (i)  Subject to Section 4(c), each Member agrees that,

            (A)  in respect of Equity Securities of Liberty (in respect of Liberty Entertainment Common Stock), during the period commencing from and after the date hereof and ending on the earlier of termination of this Agreement in accordance with its terms or the Split-Off Effective Time,

            (B)  in respect of Equity Securities of Splitco, during the period commencing from and after the Split-Off Effective Time and ending on the earliest of (x) termination of this Agreement in accordance with its terms, (y) the Merger Effective Time and (z) the first anniversary of the Split-Off Effective Time, and

            (C)  in respect of Equity Securities of Holdings, during the period commencing from and after the Merger Effective Time and ending on the earlier of termination of this Agreement in accordance with its terms or the first anniversary of the Split-Off Effective Time, he, she or it shall not and shall not agree to, and shall cause each of his, her or its Affiliates not to and not to agree to, do any of the following:

             (I)  effect any Acquisition of any Equity Securities of, or Convertible Securities with respect to, Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings or any of their respective Subsidiaries, or enter into any agreement, understanding, arrangement or substantial negotiations (all within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7) concerning any of the foregoing; or

            (II)  request that Liberty, Splitco or Holdings amend or waive any provision of this paragraph, or make any public announcement with respect to the restrictions of this paragraph, or take any action, in each case, which would reasonably be expected to require Liberty, Splitco or Holdings to make a public announcement regarding the possibility of a business combination or merger.

           (ii)  In addition to the foregoing, no Member will form or join a "group" (as defined under the Exchange Act) in connection with the voting of Holdings Voting Securities or otherwise act alone or in concert with any Person in respect of any such securities in connection with the solicitation of proxies in opposition to the nominees for election to the Board of Directors at its first annual meeting of stockholders at which directors are to be elected following the Merger Effective Time.

          (iii)  Notwithstanding anything to the contrary contained herein, for all purposes of this Section 4(a), no Member or his, her or its Affiliates will be deemed to have made any Acquisition of, and following such Acquisition, no Member or his, her or its Affiliates will be deemed to have Beneficial Ownership of, any Equity Securities of Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings or any of their Subsidiaries to the extent that such Equity Securities are (i) received by any Member or his, her or its Affiliates as a result of any dividend or other distribution made, or similar action taken (including receipt by any Member or any of his, her or its Affiliates of any rights, warrants or other securities granting to the holder the right to acquire Equity Securities of Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings or their Subsidiaries, and any acquisition of Equity Securities of Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings or their respective Subsidiaries upon the exercise thereof), by any of Liberty, Splitco or Holdings, or any of their Subsidiaries or any other Person which is not a Member or any Affiliate of a Member or (ii) acquired from Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings or any of their respective Subsidiaries. Furthermore, the Acquisition of any Malone Liberty Shares, Malone Splitco Shares, Member Shares or any other Malone Holdings Shares by any Person which first causes such Person to become a Member shall not be deemed an Acquisition in violation of this Section 4(a).

        Notwithstanding anything to the contrary in Section 4(a)(i), each Malone Related Person shall be able to Acquire Equity Securities of Liberty (in respect of Liberty Entertainment Common Stock), Splitco or Holdings or any of their respective Subsidiaries, from another Malone Related Person, and enter into any agreement, understanding, arrangement or substantial negotiations (all within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7) with respect to such acquisition of Equity Securities.

        (b)    Restrictions on Transfer.

            (i)  Except as specifically provided in Section 4(b)(ii), from the date hereof until the earlier of the day immediately following the first anniversary of the Split-Off Effective Time or the termination of this Agreement in accordance with its terms:

            (A)  no Member shall directly or indirectly (x) other than pursuant to Sections 2 and 3 of this Agreement, deposit any Member Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Member Shares, (y) take any action that would make any representation or warranty of the Members set forth in this Agreement untrue or incorrect in any material respect or have the effect of preventing or materially delaying the Members from performing any of their obligations under this Agreement, or (z) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (x) or (y) of this Section 4(b)(i)(A);

            (B)  no Member shall directly or indirectly Transfer (including in any Constructive Disposition) any Member Shares, or enter into any agreement, understanding, arrangement or substantial negotiations (all within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7) with respect to any Transfer of Member Shares;

            (C)  Dr. Malone and Mrs. Malone shall cause the Malone Children (other than any Malone Child who is a Member) not to (x) directly or indirectly Transfer (including in any Constructive Disposition) any shares of Liberty Entertainment Series B Common Stock, Splitco Series B Common Stock or Holdings Class B Common Stock Beneficially Owned by

    any such Malone Child, or (y) enter into any agreement, understanding, arrangement or substantial negotiations (all within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7) with respect to any Transfer of shares of Liberty Entertainment Series B Common Stock, Splitco Series B Common Stock or Holdings Class B Common Stock;

            (D)  no Member shall convert any Member Shares into shares of Liberty Entertainment Series A Common Stock, Splitco Series A Common Stock or Holdings Class A Common Stock, as the case may be;

            (E)  Dr. Malone and Mrs. Malone shall cause the Malone Children (other than any Malone Child who is a Member) not to convert any shares of Liberty Entertainment Series B Common Stock, Splitco Series B Common Stock or Holdings Class B Common Stock Beneficially Owned by any such Malone Child into shares of Liberty Entertainment Series A Common Stock, Splitco Series A Common Stock or Holdings Class A Common Stock, as the case may be; and

            (F)  Dr. Malone shall not directly or indirectly Transfer (including in any Constructive Disposition) the Basket Shares, or enter into any agreement, understanding, arrangement or substantial negotiations (all within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7) with respect to any Transfer of the Basket Shares.

           (ii)  Exceptions.    Notwithstanding anything in Section 4(b)(i) to the contrary:

            (A)  each Member may Transfer his, her or its Member Shares in any Exempt Transfer (other than an Exempt Transfer described in clause (iv) or (x) of the definition thereof), provided, that with respect to any Exempt Transfer described in clause (ii), (v) or (vii) of the definition thereof, the Transferee of such Exempt Transfer is a Malone Related Person; and

            (B)  each Malone Child may Transfer any shares of Liberty Entertainment Series B Common Stock, Splitco Series B Common Stock or Holdings Class B Common Stock Beneficially Owned by such Malone Child in any Transfer that (if such Malone Child were a Member) would qualify as an Exempt Transfer (other than an Exempt Transfer described in clause (iv) or (x) of the definition thereof), provided, that with respect to any Exempt Transfer described in clause (ii), (v) or (vii) of the definition thereof, the Transferee of such Exempt Transfer would qualify as a Malone Related Person and as a Malone Child Attribution Person with respect to such Malone Child, and, provided, further, that any subsequent Transferee under this Section 4(b)(ii)(B) would qualify as a Malone Related Person and as a Malone Child Attribution Person with respect to such Malone Child.

          (iii)  To the extent that the Redemption Right is exercised prior to the expiration of the restrictions set forth in Section 4(b)(i), and any Members elect to receive shares of Holdings Class A Common Stock in payment of all or a portion of the Redemption Price, any shares of Holdings Class A Common Stock delivered in payment therefor shall be treated, for all purposes of this Section 4(b), as "Member Shares" of such Member.

  (c)
  Malone Awards.    Notwithstanding anything to the contrary contained herein,

            (i)  any Member may only exercise any Malone Award for shares of Liberty Entertainment Series A Common Stock, Splitco Series A Common Stock or Holdings Class A Common Stock in accordance with the applicable terms of such Malone Awards; and

           (ii)  from and after the date hereof until the earlier of any termination of this Agreement in accordance with its terms or the Merger Effective Time, no Member shall exercise any Malone Award to acquire any shares of Liberty Entertainment Series B Common Stock, Splitco Series B Common Stock or Holdings Series B Common Stock.

5.     ACTIONS TAKEN BY DR. MALONE IN HIS CAPACITY AS DIRECTOR OR OFFICER.

        The parties hereto acknowledge that Dr. Malone is entering into this Agreement solely in his capacity as a stockholder, and not as an officer or director, of Liberty, Splitco, DIRECTV or Holdings. Nothing contained in Section 2 or 3 hereof shall (i) restrict, limit or prohibit (or be construed or deemed to restrict, limit, or prohibit) Dr. Malone, solely in his capacity as a director or officer of Liberty, Splitco, Holdings or DIRECTV, from engaging in discussions, negotiations, or other activities in which Liberty, Splitco, Holdings or DIRECTV, their respective Subsidiaries, their respective Affiliates and their respective Representatives are permitted to engage under Section 6.4 of the Merger Agreement; (ii) restrict, limit or prohibit (or be construed or deemed to restrict, limit, or prohibit) Dr. Malone, solely in his capacity as a director or officer of Liberty, Splitco, Holdings or DIRECTV, from exercising and acting in accordance with his fiduciary duties as a director or officer; (iii) require Dr. Malone to act in a manner that would violate his fiduciary duties as a director or officer of Liberty, Splitco, Holdings or DIRECTV; or (iv) require Dr. Malone, solely in his capacity as an officer of Liberty, Splitco, Holdings or DIRECTV, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take any actions which are inconsistent with, instructions or directions of the board of directors of Liberty, Splitco, Holdings or DIRECTV, as applicable, undertaken in the exercise of its fiduciary duties and in compliance with the Merger Agreement, provided that nothing in this Section 5 shall relieve or be deemed to relieve Dr. Malone from his obligations under Sections 2 (other than clause (c) thereof) and 3 of this Agreement. No action (or inaction) by Dr. Malone solely in his capacity as a director or officer of Liberty, Splitco, Holdings or DIRECTV shall be deemed a violation by Dr. Malone of any of the covenants or restrictions set forth herein, including the restrictions in Section 4 of this Agreement.

6.     COVENANTS.

        In the event that any sale of shares pursuant to this Agreement would violate any rules or regulations of any governmental or regulatory agency having jurisdiction or any other material law, rule, regulation, order, judgment or decree applicable to the parties hereto (including, with respect to Holdings, its Subsidiaries or any of Holdings' or such Subsidiary's respective properties and assets), then each party hereto hereby agrees (i) to cooperate with and assist the other in filing such applications and giving such notices, (ii) to use reasonable efforts to obtain, and to assist the other in obtaining, such consents, approvals and waivers, and (iii) to take such other actions, including supplying all information necessary for any filing, as any affected party may reasonably request, all as and to the extent necessary or advisable so that the consummation of such sale will not constitute or result in such a violation. If Holdings exercises the Redemption Right in Section 4.11 of the Holdings Charter, each Member agrees to comply with all obligations of a Holder prescribed therein. Each Member shall comply with any applicable obligations under Section 4.5 of the Holdings Charter.

        Each party hereto hereby further agrees that he, she or it shall not take any action or enter into any agreement restricting or limiting in any material respect his, her or its ability to timely and fully to perform all of his, her or its material obligations under this Agreement.

7.     RIGHT OF FIRST REFUSAL.

        (a)   Grant.    Subject to and on the terms and conditions set forth in this Agreement, each Member, on behalf of himself, herself or itself, his, her or its Permitted Transferees and his, her or its estate, heirs, administrators, executors, other legal representatives, successors and assigns, hereby grants to Holdings the right of first refusal, as provided in Section 7(b) of this Agreement, and makes the covenants for the benefit of Holdings set forth herein.

        (b)   Terms and Procedures.    During the term of this Agreement, no Member (including any Permitted Transferee) shall Transfer any Member Shares, except in an Exempt Transfer.

            (i)  (A) From and after the Merger Effective Time, if any Member (including any Permitted Transferee) (as applicable, the "Transferor") receives a bona fide written offer from an offeror (a "Prospective Purchaser ") that is not an Affiliate of the Transferor (a "Bona Fide Offer") to purchase all or any of the Member Shares held by the Transferor, other than pursuant to an Exempt Transfer (except an Exempt Transfer under clause (iv) of the definition thereof), and the Transferor desires to accept the Bona Fide Offer, then prior to the acceptance of the Bona Fide Offer by the Transferor, the Member (including any Permitted Transferee) will first offer (the "ROFR ") to Holdings the right to purchase all but not less than all of the Member Shares that are the subject of the Bona Fide Offer (the "ROFR Shares ") upon the terms specified herein and Holdings may exercise the ROFR in the manner and to the extent set forth in this Section 7(b)(i).

          (B)  The Transferor shall give written notice (the "ROFR Notice ") to Holdings of its receipt of the Bona Fide Offer and desire to accept the same, which notice shall (1) state the identity of the Prospective Purchaser and, if the Prospective Purchaser is not its own ultimate parent within the meaning of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the identity of its ultimate parent(s) and (2) set forth all material terms of the Bona Fide Offer (including the purchase price and the method of payment thereof). Holdings shall then have the option to exercise its ROFR, and to purchase all but not less than all of the ROFR Shares at the applicable price determined in accordance with the following sentence and, subject to the remaining provisions of this Section 7(b), on the terms of the Bona Fide Offer (as disclosed in the ROFR Notice). The price at which the ROFR Shares may be purchased by Holdings shall be the price offered in the Bona Fide Offer (the "ROFR Price"). The Transferor shall enclose with the ROFR Notice a true and complete copy of the Bona Fide Offer and all documents related thereto. In determining the ROFR Price, (i) if any portion of the price offered in the Bona Fide Offer consisted of consideration other than cash, the fair market value of such non-cash consideration shall be deemed to be equal to the amount determined by agreement of the Transferor and Holdings or, failing such agreement, as determined in accordance with the procedures as set forth in Section 7(b)(ii); and (ii) the number of ROFR Shares and the number of shares of any series included in the ROFR Shares shall be calculated without duplication for any shares that may, by virtue of the definition of "Beneficially Owned," be deemed to be Beneficially Owned by more than one Member.

          (C)  Upon Receipt of a ROFR Notice, Holdings shall have the right, exercisable (if so determined by Independent Committee) by the written notice (an "Election Notice") given to the Transferor on or before the Close of Business on the tenth (10th) Business Day after receipt of the ROFR Notice, to exercise the ROFR as to the ROFR Shares and to purchase all but not less than all of the ROFR Shares. If Holdings duly delivers an Election Notice for the ROFR Shares in accordance with the foregoing procedure, it shall (subject to Holdings' right to elect to pay a portion of ROFR Price in debt or equity securities in accordance with Section 7(b)(i)(D) or (E)), purchase the ROFR Shares for cash, paid by wire transfer of immediately available funds on or prior to the ROFR Closing Date to an account designated by the Transferor in writing at least two (2) Business Days before such date. Notwithstanding the date fixed as the ROFR Closing Date in Section 8(a), the ROFR Closing Date for the purchase and sale of the ROFR Shares pursuant to this Section 7(b) shall be subject to extension in accordance with Section 7(b)(ii).

          (D)  In the event that any part of the price specified in the Bona Fide Offer is proposed to be paid in debt securities, Holdings may, in its discretion, elect to pay the equivalent portion of the ROFR Price through the issuance of debt securities with substantially similar terms in an amount the fair market value of which is equal to the fair market value of the equivalent portion of the debt securities specified in the ROFR Notice, in each case such fair value to be agreed to by Holdings and the Transferor or, failing such agreement, as determined in accordance with the procedures specified in Section 7(b)(ii), taking into consideration relevant credit factors relating to the Prospective Purchaser and Holdings and the marketability and liquidity of such debt securities.

          (E)  In the event that any part of the price specified in the Bona Fide Offer is proposed to be paid in equity securities, Holdings may, in its discretion, elect to pay the equivalent portion of the ROFR Price through the issuance of Low Vote Stock in an amount the fair market value (which shall be the Per Share Value multiplied by the number of Member Shares proposed to be sold) of which is equal to the fair market value of the equivalent portion of the equity securities specified in the ROFR Notice, in each case such fair value to be agreed to by Holdings and the Transferor or, failing such agreement, as determined in accordance with the procedures specified in Section 7(b)(ii), taking into consideration relevant factors relating to the Prospective Purchaser and Holdings and the marketability and liquidity of such equity securities (including any transfer restrictions applicable thereto).

          (F)  In the event that (1) no Election Notice has been given by the tenth (10th) Business Day after receipt of the ROFR Notice, or (2) if an Election Notice is given, the ROFR Closing has not occurred by the 61st day after the Election Notice is given (or such later date as the parties may have scheduled for the ROFR Closing or to which the ROFR Closing may have been extended pursuant to Section 7(b)(ii)), for any reason other than a breach by the Transferor or another Member or Permitted Transferee of its obligations hereunder (the first to occur of such events being the "Free to Sell Date"), then each Person included within the Transferor shall have the right to sell all but not less than all of the ROFR Shares of such Person to the Prospective Purchaser at the price (or a greater price) and upon the terms (or terms no more favorable to the Prospective Purchaser) specified in the ROFR Notice and, in connection with any such sale such Person shall not be required to convert any of such ROFR Shares into shares of Low Vote Stock prior to the sale to such Prospective Purchaser. The right to sell ROFR Shares to the Prospective Purchaser pursuant to this Section 7(b)(i)(F) shall expire and the provisions of this Section 7(b)(i) shall be reinstated in the event that the Prospective Purchaser has not purchased such ROFR Shares within ten (10) Business Days after the Free to Sell Date.

          (ii)   (A) If a Bona Fide Offer proposes to pay a portion of the price for the ROFR Shares in consideration other than cash and Holdings and the Transferor have not agreed upon the value thereof (or, in the case of debt or equity securities, if Holdings has elected to pay a portion of the ROFR Price in equivalent securities and Holdings and the Transferor have not agreed upon the value of the debt or equity securities Holdings proposes to issue) by the Close of Business on the fifth (5th) Business Day prior to the date otherwise fixed for the ROFR Closing (the "Commencement Date") then the procedures set forth in this Section 7(b)(ii) shall be commenced and the ROFR Closing Date shall be extended to the fifth (5th) Business Day following the date on which the fair market value of the noncash consideration (or Holdings issued debt securities) has been finally determined pursuant to this Section 7(b)(ii).

          (B)  Holdings and the Transferor shall each retain a Qualified Appraiser and notify the other party of its selection within five (5) Business Days of the Commencement Date to render the determination required by this Section 7(b)(ii). If either party fails to timely select its Qualified Appraiser then the Qualified Appraiser selected by the other party shall render such determination. Holdings and the Transferor shall each be responsible for the fees and expenses of the Qualified Appraiser selected by it, unless only one Qualified Appraiser is selected in which case Holdings and the Transferor shall each bear 50% of such fees and expenses. If a Third Appraiser is selected pursuant to this Section 7(b)(ii) the fees and expenses of the Third Appraiser will be shared equally by Holdings and the Transferor.

          (C)  The Qualified Appraisers selected by the parties shall submit their respective independent determinations of the fair market value of the noncash consideration (and, if applicable, Holdings issued debt securities), within 15 Business Days after the Commencement Date. If the respective determinations of such Qualified Appraisers vary by less than ten percent (10%), the fair market value of the noncash consideration (and, if applicable, Holdings issued debt securities) shall be the average of the two determinations.

          (D)  If such respective determinations vary by ten percent (10%) or more, the two Qualified Appraisers shall promptly designate a third Qualified Appraiser (the "Third Appraiser"). No party to this Agreement or any Affiliate of any party to this Agreement or Qualified Appraiser shall, provide any information to the Third Appraiser as to the determinations of the initial Qualified Appraisers or otherwise influence the Third Appraiser's determination in any way. The Third Appraiser shall submit its determination of the fair market value of the noncash consideration (and, if applicable, Holdings issued debt securities), within ten (10) Business Days after the date on which the Third Appraiser is retained. If a Third Appraiser is retained, the fair market value of the noncash consideration (and, if applicable, Holdings issued debt securities) shall equal the average of the two closest of the three determinations, except that, if the difference between the highest and middle determinations is no more than 105% and no less than 95% of the difference between the middle and lowest determinations, then the fair market value shall equal the middle determination.

          (E)  In determining the fair market value of the noncash consideration (and, if applicable, Holdings issued debt securities), each Qualified Appraiser retained pursuant to this Section 7(b)(ii) shall: (i) assume that the fair market value of the applicable asset is the price at which the asset would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and each having reasonable knowledge of all relevant facts; (ii) assume that the applicable asset would be sold for cash; and (iii) use valuation techniques then prevailing in the relevant industry.

          (iii)  No voluntary transfers of Member Shares may be made by any Holder during the Call Period and if the Redemption Right is exercised, thereafter, except to Holdings pursuant to the Redemption Right. Accordingly, without limiting the generality of the foregoing, no voluntary transfer may be made during such period pursuant to a Bona Fide Offer, notwithstanding the Transferor's compliance with this Section 7(b) prior to Dr. Malone's death.

          (iv)  If there shall be more than one Transferor in any transaction or series of related transactions covered by an ROFR Notice, and if, to the extent permitted by this Agreement, Holdings pays the ROFR Price with more than one form of consideration, then unless otherwise agreed in writing by the Transferors, each Transferor shall receive on a per share basis substantially the same combination of consideration.

8.     CLOSING MATTERS FOR RIGHT OF FIRST REFUSAL.

        (a)   ROFR Closing Date.    The consummation of the purchase and sale of ROFR Shares following the exercise of the ROFR pursuant to Section 7(b) (in each case, a "ROFR Closing") shall be held at 10:00 a.m. local time on, respectively, the 60th day following the date the Election Notice is given or (z) such other date and at such other time as the Member or the Transferor and Holdings may agree (the date on which any such ROFR Closing occurs is referred to herein as the "ROFR Closing Date" ). The ROFR Closing shall take place at the principal offices of Holdings or at such other place as the Member(s) (as the case may be) and Holdings may agree.

        (b)   ROFR Closing Deliveries.    At the ROFR Closing, Holdings shall pay to the Member(s) (including any Permitted Transferee(s)) comprising the Seller (i) any portion of the ROFR Price that was required to be paid in cash in the manner provided in Section 7(b)(i)(C), as and if applicable, and (ii) deliver certificate(s) registered in the name of each Seller for the number of shares of Low Vote Stock required to be delivered in payment of the portion of the ROFR Price payable in Low Vote

Stock. At the ROFR Closing, each of the Member(s) (including any Permitted Transferee(s)) participating in the sale shall be required, as a condition to receiving payment, to deliver to Holdings (i) a stock certificate or certificates, duly endorsed for transfer or in blank, representing such Person's ROFR Shares, (ii) if applicable, copies of Letters Testamentary or other documentation evidencing the authority of such Person to transfer any of the ROFR Shares that are evidenced by certificates registered in the name of a Person other than such Seller, (iii) a certificate, executed by or on behalf of such Person, in which such Person represents and warrants to Holdings that such Person has good title to the ROFR Shares being sold by him, free and clear of any liens, claims, charges or encumbrances and has the legal authority to consummate such sale and (iv) such other certificates and documents as Holdings may reasonably request.

9.     EXCHANGE OF MALONE SPLITCO STOCK AND RELATED MATTERS.

        (a)   Exchange.    At the Exchange Time, (i) each Member shall assign, transfer, convey and deliver to Holdings and Holdings shall accept and acquire from such Member, all outstanding shares of Splitco Class B Common Stock owned of record by him, her or it (free and clear of all Liens, other than Liens created by this Agreement and any Permitted Pledge (subject to the last sentence of this paragraph)), and (ii) Holdings shall issue and deliver to the Members, and the Members shall accept and acquire from Holdings, in the aggregate, the Member Holdings Shares (free and clear of all Liens, other than any Liens created by such Member (collectively, the "Exchange"). The Members shall cause any Permitted Pledge on the shares of Splitco Class B Common Stock Beneficially Owned by them to be released concurrent with the Exchange Time (it being understood that such Permitted Pledge shall thereupon encumber the Member Shares received in exchange therefor in the Exchange).

        (b)   Exchange of Certificates.    To effect the Exchange at the Exchange Time, the exchange of certificates (or evidence of shares in book-entry form) representing the shares of Splitco Class B Common Stock Beneficially Owned by the Members for certificates (or evidence of shares in book-entry form) representing the Malone Holdings Shares, and the related actions thereto, shall be completed by the Exchange Agent (as if at the Merger Effective Time) pursuant to the procedures set forth in Section 2.2. of the Merger Agreement.

        (c)   Fractional Shares.    No certificates, scrip or book-entry credit representing fractional shares of Holdings Class B Common Stock will be issued upon the Exchange pursuant to Section 9(a) of this Agreement, and to the extent any Member would otherwise be entitled to receive a fractional share of Holdings Class B Common Stock, no such fractional share will be issued to such Member as a result of the Exchange and no such holder shall be entitled to vote or to any rights of a holder of Holdings Class B Common Stock with respect to any fractional shares such holder otherwise would have been entitled to receive. If any Member otherwise would be entitled to receive a fractional share of Holdings Class B Common Stock, such Member will instead receive cash in an amount equal to the product of the applicable fraction of a share multiplied by the closing sales price of the DIRECTV Common Stock on The NASDAQ Global Select Market on the Closing Date. The Exchange Agent will make available the aggregate cash amount allocable to such Member, after deducting any required withholding Taxes, without interest, as soon as practicable to such Member. No interest shall accrue on any cash payable to such Member pursuant to this Section 9(c).

10.   REPRESENTATIONS AND WARRANTIES OF THE MALONES; ACKNOWLEDGEMENT.

        (a)   Each of the Malones hereby represents and warrants that:

            (i)  Authority for this Agreement.    The execution and delivery of this Agreement by or on behalf of such Malone and the consummation by such Malone of the transactions contemplated hereby (i) will not violate any order, writ, injunction, decree, statute, rule, regulation or law applicable to such Malone or by which any of his, her or its Malone Liberty Shares are bound,

  (ii) will not violate or constitute a breach or default under any agreement by which such Malone or his, her or its Malone Liberty Shares may be bound, and (iii) except as set forth on Schedule 10(a), will not require the consent of or any notice to or other filing with any third party, including any Governmental Authority. Such Malone, or the Person signing on the behalf of such Malone, has all requisite capacity, power and authority to enter into and perform this Agreement. This Agreement has been duly and validly executed and delivered by such Malone and, assuming it has been duly and validly authorized, executed and delivered by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of such Malone, enforceable against him, her or it in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting enforcement of creditors' rights generally, and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

           (ii)  Ownership of Shares.    Dr. Malone is the Beneficial Owner of the Dr. Malone Liberty Shares, Mrs. Malone is the Beneficial Owner of the Mrs. Malone Liberty Shares, the Tracy Trust is the Beneficial Owner of the Tracy Trust Liberty Shares and the Evan Trust is the Beneficial Owner of the Evan Trust Liberty Shares, in each case, free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances whatsoever with respect to the ownership, transfer or other voting of such Malone Liberty Shares (collectively, "Liens"), other than encumbrances created by this Agreement, Call Agreement, any restrictions on transfer under applicable federal and state securities laws and those Permitted Pledges and other encumbrances indicated on Schedule 10(b). Except as set forth on Schedule 10(b), there are no outstanding options, warrants or rights to purchase or acquire, or agreements relating to the voting of, any Malone Liberty Shares and each Malone has the sole authority to direct the voting of his, her or its respective Malone Liberty Shares in accordance with the provisions of this Agreement and the sole power of disposition with respect to his or her Malone Liberty Shares, with no restrictions (other than encumbrances created by this Agreement, any restrictions on transfer under applicable federal and state securities laws and the Permitted Pledges indicated on Schedule 10(b)). Except for the Malone Liberty Shares, as of the date hereof, no Malone Beneficially Owns or owns of record (i) any other shares of Liberty Entertainment Common Stock, (ii) any securities that are convertible into or exercisable or exchangeable for Liberty Entertainment Common Stock (other than the Malone Awards outstanding on the date hereof set forth on Schedule 10(b)) or (iii) any Equity Securities of any Subsidiary of Splitco.

        (b)   Malone Certificate.    The parties acknowledge that it is a condition to DIRECTV's obligation to consummate the Mergers that Dr. Malone has delivered to DIRECTV the certificate (the "Malone Certificate") specified in Section 7.2(g) of the Merger Agreement. DIRECTV, Splitco and Holdings acknowledge that Dr. Malone is under no obligation, express or implied, to deliver the Malone Certificate if the statements therein are not believed by him in good faith to be true as of such time or to take any action or refrain from taking any action prior to the Closing to the extent necessary to make the representations specified therein true and correct as of the Closing Date, and that Dr. Malone shall not have personal liability to DIRECTV, Splitco or Holdings if he fails to deliver the Malone Certificate. DIRECTV, Splitco and Holdings acknowledge and agree that the representations contained in the Malone Certificate, if delivered, do not survive the Closing of the Mergers.

11.   REPRESENTATIONS AND WARRANTIES OF DIRECTV.

        DIRECTV represents and warrants that: DIRECTV is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by DIRECTV and the consummation by DIRECTV of the transactions contemplated hereby (i) will not violate any order, writ, injunction, decree, statute, rule, regulation or law applicable to DIRECTV, (ii) will not violate or constitute a breach or default under any agreement by which DIRECTV may be bound, (iii) except as set forth on Schedule 11, will not require the consent of or any notice or other filing with any third party, including any Governmental Authority, and (iv) have been duly and validly authorized, and no other proceedings on the part of DIRECTV are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by DIRECTV and, assuming it has been duly and validly authorized, executed and delivered by the other parties hereto, constitutes a legal, valid and binding obligation of DIRECTV enforceable against DIRECTV in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting enforcement of creditors' rights generally, and general principles of equity (regardless of whether enforcement is considered in a proceeding at Law or in equity).

12.   TERM; TERMINATION.

        This Agreement shall terminate automatically, without further action of the parties hereto, upon the termination of the Merger Agreement in accordance with its terms. Following the Merger Effective Time, this Agreement shall terminate automatically, without further action of the parties hereto, upon the first to occur of the following: (i) all of the Member Shares having been purchased by Holdings, (ii) all of the Member Shares having been sold to one or more Prospective Purchasers in compliance with Section 7(b)(i); (iii) the Redemption Right under Section 4.11 of the Holdings Charter having expired unexercised, or (iv) upon the completion of a Change of Control; provided, however, that in the case of clause (i) (to the extent Holdings issues shares of Holdings Class A Common Stock pursuant to the Redemption Right) or clause (iii), and absent the earlier termination of this Agreement in accordance with the first sentence of this Section 12, in no event shall Section 4 terminate prior to the day following the first anniversary of the Split-Off Effective Time. No party hereto will be relieved from any liability for breach of this Agreement by reason of such termination.
13.   MISCELLANEOUS.

        Remedies.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or any federal court sitting in the State of Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

        (a)   Further Assurances.    Each party shall cooperate and take such actions as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby. For the avoidance of doubt, in the event Holdings, directly or indirectly, distributes securities of any Person (other than securities of Holdings) to the holders of Holdings Common Stock (whether through a dividend, share distribution, redemption, merger, spinoff, split-off or otherwise), the issuer of the securities so distributed, if other than the successor to all or substantially all of the assets of Holdings (the "Distributed Company") will not be a successor or assign of the rights and obligations of Holdings under this Agreement unless specifically consented to by the Members, and the securities of the Distributed Company so distributed will not be deemed to be Member Shares hereunder for any purpose.

        (b)   Expenses.    Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

        (c)   Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

        (d)   Jurisdiction.    All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware, or, if the Court of Chancery lacks subject matter jurisdiction, in any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts there from) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

        (e)   Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated in whole or in part, by operation of Law, or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, including, in the case of any Malone, any trustee, executor, heir, legatee or personal representative succeeding to the ownership of the Malone Liberty Shares, Malone Splitco Shares and Member Shares (and any other Malone Holdings Shares) (including upon the death, disability or incapacity of any Malone). Any purported assignment or delegation not permitted under this Section 13(e) shall be null and void and shall not relieve the assigning or delegating party of any obligation hereunder.

        (f)    Descriptive Headings.    Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

        (g)   Entire Agreement; No Third-Party Beneficiaries.    This Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Nothing in this Agreement shall be construed as giving any person, other than the parties hereto and their respective heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

        (h)   Notices.    All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

        If to any Malone, to:

    John C. Malone or Leslie A. Malone
    c/o Liberty Media Corporation
    12300 Liberty Boulevard
    Englewood, CO 80112
    Facsimile: (720) 875-5401

        If to DIRECTV or Holdings, or, after the Merger Effective Time, Splitco, to:

    The DIRECTV Group, Inc.
    2230 East Imperial Highway

    El Segundo, CA 90245
    Attention: Larry D. Hunter, General Counsel
    Facsimile: (310) 964-0838

        with a copy (which shall not constitute notice) to:

    Weil, Gotshal & Manges LLP
    767 Fifth Avenue
    New York, NY 10153
    Attention: Frederick S. Green
                       Michael E. Lubowitz
    Facsimile: (212) 310-8007

        with a copy (which shall not constitute notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, NY 10017
    Attention: Richard I. Beattie
                       Marni J. Lerner
                       Kathryn King Sudol
    Facsimile: (212) 455-2502

        If, prior to the Merger Effective Time, to Splitco, to:

    Liberty Entertainment, Inc.
    12300 Liberty Boulevard
    Englewood, CO 80112
    Attention: Charles Y. Tanabe, General Counsel
    Facsimile: (720) 875-5382

        with a copy (which shall not constitute notice) to:

    Baker Botts L.L.P.
    30 Rockefeller Plaza
    New York, NY 10112
    Attention: Frederick H. McGrath
                       Renee L. Wilm
    Facsimile: (212) 259-2530

  or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

          (i)    Severability.    If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

          (j)    Amendments and Waivers.    Subject to Section 13(i) hereof, the provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given, unless approved in writing by (i) (A) Holdings, and (B) Members holding a majority of the Member Shares, and (ii) prior to the Merger Effective Time, Splitco.

          (k)   No Implied Waivers.    No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein or made pursuant hereto. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

          (l)    Legends.    Each certificate or other instrument representing any shares of Common Stock that are Beneficially Owned by any Member that are subject to any of the provisions of this Agreement shall bear a legend substantially in the following form, in addition to any other legend required under applicable law or by contract:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AND RIGHT OF FIRST REFUSAL AGREEMENT, DATED AS OF MAY 3, 2009, BY AND AMONG LIBERTY ENTERTAINMENT, INC., A DELAWARE CORPORATION, DIRECTV, A DELAWARE CORPORATION, THE DIRECTV GROUP, INC., A DELAWARE CORPORATION, JOHN C. MALONE, LESLIE MALONE, THE TRACY L. NEAL TRUST A AND THE EVAN D. MALONE TRUST A. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE. THE SALE, PLEDGE, TRANSFER OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR ANY INTEREST THEREIN IS RESTRICTED BY SUCH AGREEMENT AND ANY SUCH SALE, PLEDGE, TRANSFER OR OTHER DISPOSITION MAY BE MADE ONLY UPON COMPLIANCE THEREWITH. SUCH AGREEMENT ALSO CONTAIN(S) PROVISIONS RELATING TO THE EXERCISE OF CERTAIN RIGHTS, IF ANY, OF THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND MAY GRANT THE ISSUER OR OTHERS THE RIGHT TO PURCHASE SUCH SHARES UNDER CERTAIN CIRCUMSTANCES."

          (m)  Interpretation.    When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

          (n)   Counterparts.    This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature Page Follows]

        IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of the date first above written.

LIBERTY ENTERTAINMENT, INC.
By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President
DIRECTV
By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	Executive Vice President
THE DIRECTV GROUP, INC.
By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	Executive Vice President
/s/ JOHN C. MALONE Dr. John C. Malone, individually
/s/ LESLIE MALONE Mrs. Leslie Malone, individually
TRACY L. NEAL TRUST A
By:	/s/ DAVID THOMAS
Name:	David Thomas
Title:	Trustee
EVAN D. MALONE TRUST A
By:	/s/ DAVID THOMAS
Name:	David Thomas
Title:	Trustee

AMENDMENT NO. 1 TO VOTING AND RIGHT OF FIRST REFUSAL AGREEMENT

        THIS AMENDMENT NO. 1 TO THE VOTING AND RIGHT OF FIRST REFUSAL AGREEMENT (this "Amendment"), dated as of July 29, 2009, is made by and among Liberty Entertainment, Inc., a Delaware corporation ("Splitco"), The DIRECTV Group, Inc., a Delaware corporation ("DIRECTV"), DIRECTV, a Delaware corporation formed as a direct, wholly-owned Subsidiary of DIRECTV ("Holdings"), Dr. John C. Malone ("Dr. Malone"), Mrs. Leslie Malone, The Tracy L. Neal Trust A (the "Tracy Trust") and The Evan D. Malone Trust A (the "Evan Trust," and together with Dr. Malone, Mrs. Malone and the Tracy Trust, collectively, the "Malones" and each a "Malone").

RECITALS

        A.    Splitco, DIRECTV, Holdings and each Malone entered into that certain Voting and Right of First Refusal Agreement, dated as of May 3, 2009 (the "Malone Agreement").

        B.    Splitco, Holdings and each Malone now intend to amend certain provisions of the Malone Agreement as set forth herein.

        C.    Section 13(j) of the Malone Agreement requires that prior to the Merger Effective Time, any amendment to the Malone Agreement be by written agreement of (i) Holdings, (ii) Members holding a majority of the Member Shares, and (iii) Splitco.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of Splitco, Holdings and each Malone hereby agrees as follows:

        SECTION 1. Defined Terms.    Terms defined in the Malone Agreement are used in this Amendment with the same meaning, unless otherwise indicated.

        SECTION 2. Amendments to Malone Agreement.    The Malone Agreement is hereby amended as follows:

          2.1   The definition of "Acquire" in Section 1 of the Malone Agreement is hereby amended by deleting such definition and replacing it in its entirety to read as follows:

            ""Acquire" means to purchase or otherwise acquire, or enter into any agreement with respect to the purchase or acquisition of any security, including any Constructive Acquisition that is treated as an acquisition of beneficial ownership for federal income tax purposes."

          2.2   The definition of "Acquisition" in Section 1 of the Malone Agreement is hereby amended by deleting such definition and replacing it in its entirety to read as follows:

            ""Acquisition" means a purchase or other acquisition, or entering into any agreement with respect to the purchase or acquisition of any security, including any Constructive Acquisition that is treated as an acquisition of beneficial ownership for federal income tax purposes."

          2.3   The definition of "Exchange Time" in Section 1 of the Malone Agreement is hereby amended by deleting such definition and replacing it in its entirety to read as follows:

            ""Exchange Time" means the time following the Split-Off Effective Time and immediately preceding the DIRECTV Effective Time provided that all conditions set forth in Article VII of the Merger Agreement have been satisfied or waived (other than those conditions that by their nature may only be satisfied at the Closing), and the parties to the Merger Agreement are obligated to complete the Closing."

          2.4   The definition of "Exempt Transfer" in Section 1 of the Malone Agreement is hereby amended by deleting clause (vii) thereof and replacing it in its entirety to read as follows:

            "(vii) to a Related Party of a Malone;"

          2.5   The definition of "Malone Holdings Shares" in Section 1 of the Malone Agreement is hereby amended by deleting such definition and replacing it in its entirety to read as follows:

            ""Malone Holdings Shares" means, that number of shares of outstanding Holdings Class B Common Stock equal to the aggregate number of shares of Splitco Series B Common Stock owned of record by the Members at the Exchange Time multiplied by the Splitco Exchange Ratio."

          2.6   Section 7(b)(iii) of the Malone Agreement is hereby amended by deleting the first sentence thereof and replacing it in its entirety to read as follows:

            "Prior to termination of this Agreement in accordance with Section 12, no voluntary transfers of Member Shares may be made by a Member, except to Holdings pursuant to the Redemption Right, during the period commencing on the first day of the Redemption Period and ending on (x) the date Holdings actually purchases Member Shares pursuant to the Redemption Right or (y) if earlier, the date Holdings is required to purchase Member Shares pursuant to the Redemption Right and fails to so purchase such Member Shares notwithstanding the applicable Member's compliance with its obligations under Section 4.11 of the Holdings Charter; provided, that, prior to the date that the Member makes (or is deemed to have made) an election pursuant to Section 4.11(a)(iv) of the Holdings Charter, such Member may transfer, to the extent allowed under Section 4 hereof, Member Shares to any transferee if the Class B Automatic Conversion (as defined in the Holdings Charter) is triggered as a result of such transfer."

          2.7   Sections 9(a) and (b) of the Malone Agreement are hereby deleted and replaced in their entirety to read as follows:

            "(a) Exchange. At the Exchange Time, (i) each Member shall assign, transfer, convey and deliver to Holdings and Holdings shall accept and acquire from such Member, all outstanding shares of Splitco Series B Common Stock owned of record by him, her or it (free and clear of all Liens, other than Liens created by this Agreement and any Permitted Pledge (subject to the last sentence of this paragraph)), and (ii) Holdings shall issue and deliver to the Members, and the Members shall accept and acquire from Holdings, in the aggregate, the Malone Holdings Shares (free and clear of all Liens, other than any Liens created by such Member (collectively, the "Exchange"). The Members shall cause any Permitted Pledge on the shares of Splitco Series B Common Stock Beneficially Owned by them to be released concurrent with the Exchange Time (it being understood that such Permitted Pledge shall thereupon encumber the Member Shares received in exchange therefor in the Exchange).

            (b) Exchange of Certificates. To effect the Exchange at the Exchange Time, the exchange of certificates (or evidence of shares in book-entry form) representing the shares of Splitco Series B Common Stock Beneficially Owned by the Members for certificates (or evidence of shares in book-entry form) representing the Malone Holdings Shares, and the related actions thereto, shall be completed by the Exchange Agent (as if at the Merger Effective Time) pursuant to the procedures set forth in Section 2.2 of the Merger Agreement."

          2.8   Section 10(b) of the Malone Agreement is hereby deleted and replaced in its entirety to read as follows:

            "(b) Malone Certificate and S-4 Malone Certificate. (i) The parties acknowledge that it is a condition to DIRECTV's obligation to consummate the Mergers that Dr. Malone has delivered to DIRECTV the certificate (the "Malone Certificate") specified in Section 7.2(g) of the Merger Agreement. DIRECTV, Splitco and Holdings acknowledge that Dr. Malone is under no obligation, express or implied, to deliver the Malone Certificate (regardless of whether the S-4 Malone Certificate (as defined below) is delivered in accordance with clause (ii) below) if the statements therein are not believed by him in good faith to be true as of such time or to take any action or refrain from taking any action prior to the Closing to the extent necessary to make the representations specified therein true and correct as of the Closing Date, and that Dr. Malone shall not have personal liability to DIRECTV, Splitco or Holdings if he fails to deliver the Malone Certificate. DIRECTV, Splitco and Holdings acknowledge and agree that the representations contained in the Malone Certificate, if delivered, do not survive the Closing of the Mergers.

             (ii)  In addition, the parties acknowledge that in connection with the filing with the Securities and Exchange Commission of the executed tax opinion of Weil Gotshal & Manges LLP (the date of such opinion, the "Opinion Date") as an exhibit to the Holdings Form S-4 (as defined in the Merger Agreement), DIRECTV has requested that Dr. Malone deliver to Holdings a certificate, dated as of the Opinion Date, substantially in the form attached hereto as Exhibit A (the "S-4 Malone Certificate"). DIRECTV, Splitco and Holdings acknowledge that Dr. Malone is under no obligation, express or implied, to deliver the S-4 Malone Certificate if the statements therein are not believed by him in good faith to be true as of such time or to take any action or refrain from taking any action prior to the Opinion Date to the extent necessary to make the representations specified therein true and correct as of the Opinion Date, and that Dr. Malone shall not have personal liability to DIRECTV, Splitco or Holdings if he fails to deliver the S-4 Malone Certificate. DIRECTV, Splitco and Holdings further acknowledge and agree that (A) the representations contained in the S-4 Malone Certificate, if delivered, do not survive the Opinion Date and (B) in no event will they seek damages or other remedies against Dr. Malone in the event DIRECTV, Splitco or Holdings is subjected to any claims, demands, legal proceedings, damages or expenses based upon an allegation or determination that any securities filings of DIRECTV, Splitco or Holdings contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading because any statement in the S-4 Malone Certificate is alleged, or is ultimately determined to be, untrue, incomplete or misleading in any respect."

          2.9   Section 12 of the Malone Agreement is hereby amended by deleting the second sentence thereof and replacing it in its entirety to read as follows:

            "Following the Merger Effective Time, this Agreement shall terminate automatically, without further action of the parties hereto, (i) with respect to a Member upon the first to occur of the following: (w) all Member Shares held by such Member having been purchased by Holdings pursuant to the Redemption Right, (x) after electing to purchase the Member Shares held by such Member pursuant to the Redemption Right, Holdings fails to complete the purchase of all such Member Shares by the Close of Business on the 5th business day following notice from the applicable Member that Holdings failed to complete the purchase of all such Member Shares within the time period required by Section 4.11 of the Holdings Charter notwithstanding the applicable Member's compliance with its obligations under Section 4.11 of the Holdings Charter, (y) all of the Member Shares held by such Member having been Transferred in compliance with this Agreement, or (z) the Redemption Right ceases to apply to the Member Shares held by such Member, and (ii) with respect to all Members upon the first to occur of (x) the date the Redemption Right expires unexercised as to all Member Shares, or (y) upon the completion of a Change of Control; provided, however, that in the case of clause (i) or clause (ii)(x), and absent the earlier termination of this

    Agreement in accordance with the first sentence of this Section 12, in no event shall Section 4 terminate prior to the day following the first anniversary of the Split-Off Effective Time."

        SECTION 3. Effect on Malone Agreement.    Other than as specifically set forth herein, all other terms and provisions of the Malone Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.

        SECTION 4. Severability.    If any term or other provision of this Amendment is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Amendment shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        SECTION 5. Captions.    The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof.

        SECTION 6. Counterparts.    This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        SECTION 7. Successors and Assigns.    This Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, including, in the case of any Malone, any trustee, executor, heir, legatee or personal representative succeeding to the ownership of the Malone Liberty Shares, Malone Splitco Shares and Member Shares (and any other Malone Holdings Shares) (including upon the death, disability or incapacity of any Malone).

        SECTION 8. Governing Law.    This amendment shall be governed by and construed in accordance with the laws of the state of Delaware.

        SECTION 9. Jurisdiction.    All actions and proceedings arising out of or relating to this Amendment shall be heard and determined in the Court of Chancery of the State of Delaware, or, if the Court of Chancery lacks subject matter jurisdiction, in any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts there from) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AMENDMENT.

[remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

LIBERTY ENTERTAINMENT, INC.

By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Executive Vice President

DIRECTV

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	President and Chief Executive Officer

/s/ DR. JOHN C. MALONE Dr. John C. Malone, individually

/s/ MRS. LESLIE MALONE Mrs. Leslie Malone, individually

THE TRACY L. NEAL TRUST A

By:	/s/ DAVID THOMAS
Name:	David Thomas
Title:	Trustee

THE EVAN D. MALONE TRUST A

By:	/s/ DAVID THOMAS
Name:	David Thomas
Title:	Trustee

THE DIRECTV GROUP, INC.

By:	/s/ LARRY D. HUNTER
Name:	Larry D. Hunter
Title:	President and Chief Executive Officer

Annex G

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DIRECTV

        DIRECTV, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

          1.     The present name of the Corporation is DIRECTV, which is the name under which the Corporation was originally incorporated; and the date of filing the original Certificate of Incorporation of the corporation with the Secretary of State of the State of Delaware is April 24, 2009.

          2.     This Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the Certificate of Incorporation of the Corporation, has been duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL").

          3.     The Corporation's Certificate of Incorporation hereby is amended and restated to read in its entirety as follows:

ARTICLE I

        Section 1.1    Name.

        The name of the corporation is DIRECTV.

ARTICLE II

        Section 2.1    Address.

        The registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

        Section 3.1    Purpose.

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

        Section 4.1    Authorized Capital Stock.

        The total number of shares of all classes of stock that the Corporation is authorized to issue is 4,000,000,000 shares, consisting of (i) 3,500,000,000 shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), (ii) 30,000,000 shares of Class B common stock, par value $0.01 per share (the "Class B Common Stock"), (iii) 420,000,000 shares of Class C common stock, par value $0.01 per share (the "Class C Common Stock", and together with the Class A Common Stock and the Class B Common Stock, the "Common Stock"), and (iv) 50,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

        Each share of Class A Common Stock, Class B Common Stock and Class C Common Stock will, except as otherwise provided in this Certificate of Incorporation, be identical in all respects and have equal rights, powers and privileges.

        Section 4.2    Increase or Decrease in Authorized Common or Preferred Stock.

        The number of authorized shares of Preferred Stock or any class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding or then issuable pursuant to any Convertible Securities) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock or Common Stock, voting separately as a class or as a separate series, shall be required therefor.

        Section 4.3    Preferred Stock.

        (a)   Subject to the other provisions of this Certificate of Incorporation, the Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide by resolution or resolutions from time to time out of the unissued shares of Preferred Stock for the issuance of one or more series of Preferred Stock, without further stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as a "Preferred Stock Designation"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof.

        (b)   The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following: (i) the designation of the series, which may be by distinguishing number, letter or title, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative, (iv) the dates on which dividends, if any, shall be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series, (vii) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, (viii) whether the shares of the series shall be convertible into, or exchangeable or redeemable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) any restrictions on the issuance of shares of the same series or any other class or series, (x) the voting rights, if any, of the holders of shares of the series generally or upon specified events, and (xi) any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications or limitations of, or restrictions on, such shares as are permitted by law.

        (c)   Shares of Preferred Stock, regardless of series, that are converted into other securities or other consideration or otherwise acquired by the Corporation shall be retired and canceled and the Corporation shall take all such actions as are necessary to cause such shares to have the status of authorized but unissued shares of Preferred Stock, without designation as to series, and, unless otherwise provided in this Certificate of Incorporation or the applicable Preferred Stock Designation, the Corporation shall have the right to reissue such shares.

        Section 4.4    Voting Rights.

        (a)   Subject to applicable law, to the provisions of this Certificate of Incorporation and to the rights and powers, if any, of any outstanding series of Preferred Stock to vote as a separate class or series, or to vote together with one or more other series of Preferred Stock or together with one or more classes of Common Stock, on any matter:

            (i)  each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote;

           (ii)  each holder of Class B Common Stock shall be entitled to fifteen (15) votes for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; and

          (iii)  the Class C Common Stock shall be non-voting stock and, except as (and then only to the extent) required by applicable law, shall not entitle the holders thereof to vote on any matter on which stockholders are entitled to vote. If a vote or consent of the holders of Class C Common Stock should at any time be required by the laws of the State of Delaware on any matter, each holder of Class C Common Stock shall be entitled to 1/100th of a vote on such matter for each share of Class C Common Stock held of record by such holder.

        (b)   Except as (and then only to the extent) required by applicable law, or as otherwise expressly set forth in this Certificate of Incorporation, on all matters on which stockholders are entitled to vote, holders of Voting Securities shall vote their respective shares of Class A Common Stock, Class B Common Stock and Preferred Stock (if such Preferred Stock is a Voting Security) together as one class. If a vote or consent of the holders of Class C Common Stock shall be required by applicable law on a matter referred to in the immediately preceding sentence, then holders of Class C Common Stock shall vote their shares of Class C Common Stock with holders of Class A Common Stock, Class B Common Stock and Preferred Stock (if such Preferred Stock is a Voting Security) together as one class, except as (and then only to the extent) required by applicable law.

        (c)   Except as required by applicable law and notwithstanding any other provision in this Section 4.4 holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms, number of shares, powers (including, without limitation, voting powers), designations, preferences, or relative, participating, optional or other special rights, or to qualifications, limitations, or restrictions thereof, of the Preferred Stock or any series thereof, if the holders of outstanding shares of Preferred Stock or any series thereof are entitled, either separately or together with the holders of outstanding shares of one or more other classes or series of capital stock of the Corporation, to vote thereon pursuant to applicable law or this Certificate of Incorporation, as amended from time to time.

        Section 4.5    Automatic Conversion of Class B Common Stock into Class A Common Stock.

        Transfers of shares of Class B Common Stock shall be subject to the following provisions. A holder of shares of Class B Common Stock that wishes to effect a Transfer of shares of Class B Common Stock shall provide written notice thereof to the Corporation prior to the Close of Business on the business day prior to the proposed date of transfer (the "Transfer Notice"). The Transfer Notice shall (i) identify the proposed transferee, (ii) state whether or not the proposed transferee is an Affiliate of the transferor, and (iii) state whether or not the Transfer is being effected in a Public Transfer. The transferor shall provide such additional supporting information, opinions and documentation as may be reasonably requested by the Corporation. If the Transfer (y) is to a transferee that is not an Affiliate of the transferor and (z) is being effected pursuant to a Public Transfer, then immediately following such Transfer each such share of Class B Common Stock so Transferred will automatically convert into one (1) fully paid and non-assessable share of Class A Common Stock registered in the name of the transferee (the "Class B Automatic Conversion"). All other Transfers of shares of Class B Common Stock shall not result in a Class B Automatic Conversion, and in all such other cases the shares of Class B Common Stock being Transferred shall be registered in the name of the transferee and shall not be converted into shares of Class A Common Stock. All shares of Class B Common Stock shall be certificated and shall bear a legend stating that such shares are subject to the Class B Automatic Conversion provisions set forth herein. The Corporation shall not be obligated to issue one or more certificates or instruct the Corporation's transfer agent to make a book entry evidencing the shares of Class A Common Stock issuable upon a Class B Automatic Conversion unless the certificate(s) evidencing Transferred share(s) of Class B Common Stock are delivered to the Corporation for cancellation.

        Section 4.6    Dividends and Distributions.

        Whenever a dividend, other than a dividend that constitutes a Share Distribution, is paid to the holders of any class of Common Stock then outstanding, the Corporation will also pay to the holders of each other class of Common Stock then outstanding an equal dividend per share. Dividends will be payable only as and when declared by the Board out of assets of the Corporation legally available therefor. Whenever a Share Distribution is paid to the holders of any class of Common Stock then outstanding, the Corporation will also pay a Share Distribution to the holders of each other class of Common Stock then outstanding, as provided in Section 4.7 below. For purposes of this Section 4.6 and Section 4.7 below, a "Share Distribution" means a dividend or distribution (including a distribution made in connection with any stock-split, reclassification, recapitalization, dissolution, winding up or full or partial liquidation of the Corporation) payable in shares of any class or series of capital stock, Convertible Securities or other securities of the Corporation or any other Person.

        Section 4.7    Share Distributions.

        If at any time a Share Distribution is to be made with respect to any class of Common Stock, such Share Distribution may be declared and paid only as follows:

          (a)   a Share Distribution (i) consisting of shares of Class C Common Stock or Class C Convertible Securities may be declared and paid to holders of Class A Common Stock, Class B Common Stock and Class C Common Stock, on an equal per share basis, or (ii) consisting of (x) shares of Class A Common Stock or Class A Convertible Securities may be declared and paid to holders of Class A Common Stock, on an equal per share basis, (y) shares of Class B Common Stock or Class B Convertible Securities may be declared and paid to holders of Class B Common Stock, on an equal per share basis, and (z) shares of Class C Common Stock or Class C Convertible Securities may be declared and paid to holders of Class C Common Stock, on an equal per share basis; or

          (b)   subject to Section 4.7(c) below, a Share Distribution consisting of any class or series of securities of the Corporation or any other Person other than Class A Common Stock, Class B Common Stock or Class C Common Stock (or Class A Convertible Securities, Class B Convertible Securities or Class C Convertible Securities), may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Class A Common Stock, Class B Common Stock and Class C Common Stock, (ii) separate classes or series of securities, on an equal per share basis, to the holders of each such class of Common Stock, or (iii) a separate class or series of securities to the holders of one or more classes of Common Stock and, on an equal per share basis, a different class or series of securities to the holders of all other classes of Common Stock; provided, that, in connection with a Share Distribution pursuant to clause (ii) or clause (iii) of this Section 4.7(b), (1) such separate classes or series of securities (and, if the distribution consists of Convertible Securities, the Underlying Securities) do not differ in any respect other than their relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), with holders of shares of Class B Common Stock receiving the class or series of securities having (or convertible into or exercisable or exchangeable for securities having) the highest relative voting rights and the holders of shares of each other class of Common Stock receiving securities of a class or series having (or convertible into or exercisable or exchangeable for securities having) lesser relative voting rights, in each case, without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) among the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, and (2) in the event the securities to be received by the holders of shares of Common Stock other than the Class B Common Stock consist of different classes or series of securities, with each such class or series of securities (or the Underlying Securities into which such class or series is convertible or for which such class or series is exercisable or exchangeable) differing only with respect to the relative voting rights of such class or series (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable), then such classes or series of securities will be distributed to the holders of each class of Common Stock (other than the Class B Common Stock) (A) as the Board of Directors determines or (B) such that the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) of the class or series of securities (or the Underlying Securities) to be received by the holders of each class of Common Stock (other than the Class B Common Stock) corresponds to the extent practicable to the relative voting rights (and any related differences in designation, conversion, redemption and share distribution provisions, as applicable) of such class of Common Stock, as compared to the other classes of Common Stock (other than the Class B Common Stock).

          (c)   So long as any shares of Class B Common Stock are issued and outstanding, unless a Class B Consent has been received approving the terms of such Share Distribution, (i) no Share Distribution may be declared or paid if the securities to be received by the holders of the Class C Common Stock in such Share Distribution (and, if the Share Distribution consists of Convertible Securities, the Underlying Securities with respect thereto) are entitled to vote with respect to matters upon which security holders of the issuer thereof are generally entitled to vote (other than to an extent no greater than the holders of Class C Common Stock are entitled to vote upon matters as provided in this Certificate of Incorporation); and (ii) no Share Distribution of securities entitled to vote generally upon matters that may be submitted to a vote of security holders of the issuer thereof, whether consisting of any class or series of securities of the Corporation or any other Person (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase such securities), may be declared or paid unless the securities to be received by the holders of Class B Common Stock in such Share Distribution (and, if the Share Distribution consists of Convertible Securities, the Underlying Securities with respect thereto) at all times have voting power with respect to matters upon which security holders of the issuer thereof are generally entitled to vote per share or other unit ("Per Share Voting Power") of not less than fifteen times the Per Share Voting Power of the securities (and, if the Share Distribution consists of Convertible Securities, the Underlying Securities with respect thereto) to be received in such Share Distribution by the holders of each other class of Common Stock receiving securities entitled to such voting power, if any.

        Section 4.8    Liquidation, Dissolution or Winding Up.

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the payment or provision for payment of the preferential and other amounts, if any, to which the holders of Preferred Stock, if any, shall be entitled, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. For the purposes of this Section 4.8, neither the sale, conveyance, exchange, lease, assignment, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more other Person shall be deemed to be a liquidation, dissolution or winding-up of the Corporation, voluntary or involuntary, unless such sale, conveyance, exchange, lease, assignment, transfer or other disposition, merger or consolidation shall be in connection with a dissolution or winding-up of the business of the Corporation.

        Section 4.9    Excess Shares.

        (a)    Purpose.    For purposes of (x) protecting the Corporation and its stockholders from potential adverse tax effects that could result for U.S. income tax purposes from certain changes in ownership of shares of Equity Stock in light of the Corporation's participation in the Splitco Merger and related transactions, including the DIRECTV Merger, and (y) inducing The DIRECTV Group, Inc. to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the provisions of this Section 4.9 shall apply.

        (b)    Prohibited Transfers.    If, notwithstanding any other provisions contained herein, at any time during the Prohibition Period, there is a purported Transfer or Non-Transfer Event such that any Person otherwise would be treated as acquiring shares of Equity Stock, directly or indirectly (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any Treasury regulations promulgated thereunder), and (x) such Person is, or upon such purported Transfer or Non-Transfer Event, would become, a ten-percent shareholder of the Corporation, a controlling shareholder of the Corporation, or a member of a coordinating group that is, or upon such purported Transfer or Non-Transfer Event, would become, a ten-percent shareholder of the Corporation or a controlling shareholder of the Corporation, each as defined in Treasury Regulation Section 1.355-7, or (y) both (A) the acquisition of shares of Equity Stock would not be considered, for purposes of Section 355(e) of the Code, to be not part of a plan that includes the Split-Off by reason of the application of Safe Harbor VII set forth in Treasury Regulation Section 1.355-7(d)(7), and (B) such Person is a Prohibited Party, then except as otherwise provided below in this Section 4.9(b), or in Section 4.9(c) or Section 4.9(q), (I) the Purported Record Transferee (and the Purported Beneficial Transferee, if different) shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Equity Stock purportedly Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in such number of shares of Equity Stock (the "Excess Shares"), (II) the Excess Shares (rounded up to the nearest whole share) of Equity Stock shall be automatically transferred to a Trust, without any action on the part of the Corporation or any holder of shares of Equity Stock, in accordance with Section 4.9(f) below, and (III) such Purported Record Transferee (and such Purported Beneficial Transferee, if different) or, in the case of a Non-Transfer Event, the Person who, immediately prior to such automatic transfer, was the holder of record title to the shares of Equity Stock automatically transferred, shall submit the certificates representing such number of shares of Equity Stock to the Corporation, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the Trustee of the Trust. Such transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so transferred may be submitted to the Corporation at a later date. For purposes of this Section 4.9, (A) the number of shares of Equity Stock treated as acquired in the case of a Non-Transfer Event shall be equal to the number of shares which cause or result in an increase in the percentage of a Person's Beneficial Ownership of the outstanding shares of Equity Stock, and (B) in the case of a Person described in clause (x), but not in clause (y), of this Section 4.9(b), Excess Shares shall not include such number of shares of Equity Stock, if any, as may be acquired by such Person without causing such Person to become a ten-percent shareholder of the Corporation, a controlling shareholder of the Corporation, or a member of a coordinating group that is a ten-percent shareholder of the Corporation or a controlling shareholder of the Corporation, each as defined in Treasury Regulation Section 1.355-7. The provisions of this Section 4.9(b) shall not apply to any SplitCo Excess Shares that were transferred to a trust pursuant to Article IV, Section C.2. of the SplitCo Restated Certificate of Incorporation prior to the Merger Effective Time (and that continue to be SplitCo Excess Shares immediately prior to the Merger Effective Time), and any such SplitCo Excess Shares shall be treated as provided by Section 4.9(f) below.

        (c)    Waiver of Restrictions.

            (i)  The Board may, in its sole discretion, waive the restrictions set forth in Section 4.9(b) with respect to a particular Transfer of shares of Equity Stock or a particular Non-Transfer Event in the event of an inadvertent violation of the provisions thereof by any Person, so long as such waiver is conditioned upon such Person promptly disposing (and such Person does in fact promptly dispose) of a sufficient number of shares of Equity Stock such that any such violation ceases to exist.

           (ii)  Notwithstanding Section 4.9(b), any transfer of shares of Equity Stock by the Corporation to any Person, or by any Person to the Corporation, shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Section 4.9(b).

        (d)    Remedies for Breach.    If the Corporation, or its designees, shall at any time determine in good faith that a Transfer has taken place that triggers the automatic transfer provisions of Section 4.9(b) above or that a Person intends to acquire or has attempted to acquire, directly or indirectly, any shares of Equity Stock, which, if completed, would trigger the automatic transfer provisions of Section 4.9(b) above, the Corporation shall, and shall cause its agents to, take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the stock transfer books of the Corporation or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the automatic transfer to a Trust in accordance with Section 4.9(f) below.

        (e)    Notice of Restricted Transfer.    Any Person who acquires or attempts to acquire shares of Equity Stock, which, if such acquisition were completed, would trigger the automatic transfer provisions of Section 4.9(b) above, or any Person who owned shares of Equity Stock that were transferred to a Trust pursuant to Section 4.9(f) below, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event on the tax-free status of the Split-Off. In the event that a Person determines that Equity Stock has been acquired, and such acquisition would trigger the automatic transfer provisions of Section 4.9(b) above, such Person shall immediately give written notice to the Corporation of such acquisition and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such acquisition on the tax-free status of the Split-Off.

        (f)    Transfer in Trust.    Upon the DIRECTV Effective Time, the Corporation shall create, or cause to be created, a Trust, and the audit committee of the Board shall designate a Trustee. Upon any purported Transfer or Non-Transfer Event that results in the transfer of Excess Shares to a Trust pursuant to Section 4.9(b) above, (i) the Corporation shall name a Beneficiary of the Trust and (ii) such Excess Shares, which shall have been automatically transferred to such Trust pursuant to Section 4.9(b) above, shall be held for the exclusive benefit of the Beneficiary. Any transfer of Excess Shares to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the Trust. In addition, if a trustee of a trust holds SplitCo Excess Shares immediately prior to the Merger Effective Time as a result of the provisions of Article IV, Section C.2. of the SplitCo Restated Certificate of Incorporation

(such trust, the "SplitCo Trust"), the Equity Stock issued in connection with the Splitco Merger in respect of the SplitCo Excess Shares will be deemed Excess Shares subject to the provisions of this Section 4.9 (including, for the avoidance of doubt and without limitation, Section 4.9(b)). In the case of Excess Shares held by the trustee of the SplitCo Trust, references herein to "Prohibited Owner", "Trust", "Trustee" and "Beneficiary" will have the meanings assigned to such terms in the SplitCo Restated Certificate of Incorporation. Excess Shares held in trust as described above shall be issued and outstanding shares of stock of the Corporation.

        (g)    Dividend Rights; Reorganization.

            (i)  The Trustee, as record holder of the Excess Shares, shall be entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner shall not be entitled to receive any dividends or distributions with respect to Excess Shares and shall be required to repay the amount or return, as applicable, to the Trust any dividends or distributions received by it (i) that are attributable to any Excess Shares and, (ii) in the case of Excess Shares transferred to a Trust under Sections 4.9(b) and (f), the record date of which was on or after the date that such shares were transferred to a Trust in accordance with Section 4.9(f). The Corporation shall take all measures that it determines are reasonably necessary to recover any such dividend or distribution paid or delivered to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Equity Stock purportedly Beneficially Owned by the Person who, but for the provisions of this Section 4.9, would Beneficially Own the shares of Equity Stock that were transferred to the Trust and, as soon as reasonably practicable following the Corporation's receipt or withholding thereof, shall pay over to the Trust for the benefit of the Beneficiary the dividends or distributions so received or withheld, as the case may be.

           (ii)  Notwithstanding the provisions of Section 4.9(g)(i), the provisions of Section 4.9 shall apply to any shares of Equity Stock distributed in a Share Distribution in respect of Excess Shares (an "Event"). Any Excess Shares held by the Trustee following such Event shall continue to be treated as Excess Shares, and any Equity Stock distributed in respect of such Excess Shares pursuant to such Event shall be treated as Excess Shares. Following an Event, (x) a Prohibited Owner shall have the right to receive payment pursuant to Section 4.9(h) or 4.9(k) in respect of each Excess Share attributable to such Prohibited Owner in an amount adjusted to reflect such Event, and (y) the Corporation's purchase price of each Excess Share attributable to a Prohibited Owner pursuant to Section 4.9(l) shall be adjusted to reflect such Event.

          (iii)  Notwithstanding the provisions of Section 4.9(g)(i), and subject to the provisions of Section 4.9(g)(ii), the provisions of Section 4.9 shall apply to any property received in exchange for an Excess Share in any merger, reorganization, split-off or similar corporate transaction as if such property constituted an Excess Share, with appropriate adjustments made to reflect the terms of such exchange.

        (h)    Liquidation of the Corporation.    In the event of any voluntary or involuntary liquidation of, or winding up of, the Corporation, the Trustee, as the holder of Excess Shares, shall be entitled to receive, ratably with each other holder of shares of the same class of Equity Stock, that portion of the assets of the Corporation that is available for distribution to the holders of such class of Equity Stock. The Trust shall distribute to the Prohibited Owner the amounts received with respect to the Excess Shares attributable to such Prohibited Owner upon such liquidation, dissolution or winding up; provided, however, that the Prohibited Owner shall not be entitled to receive amounts in excess of, (I) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock (or SplitCo Equity Stock) and which Transfer resulted in the transfer of such shares of Equity Stock (or SplitCo Equity Stock) to a Trust, the product of (x) the price per share, if any, such Prohibited Owner paid for such shares of Equity Stock (or SplitCo Equity Stock) and (y) the number of such shares of such class or series of Equity Stock (or SplitCo Equity Stock) which were transferred to the Trust, and

(II) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise), and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the transfer of the shares to the Trust, the product of (i) the price per share equal to the Market Price of such class or series of Equity Stock (or SplitCo Equity Stock) on the date of such Non-Transfer Event or purported Transfer and (ii) the number of shares of such class or series of Equity Stock (or SplitCo Equity Stock) which were transferred to the Trust. Any remaining amount in such Trust shall be distributed to the Beneficiary.

        (i)    Voting Rights.    The Trustee, as record holder of the Excess Shares, shall have all voting rights with respect to those shares, which rights shall be exercised exclusively for the benefit of the Beneficiary. The Prohibited Owner shall have no voting rights with respect to any Excess Shares held in the Trust and, subject to applicable law, effective as of the date the shares have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void or revoke any vote by a Prohibited Owner as a purported holder of Excess Shares prior to the discovery by the Corporation that such shares of Equity Stock have been transferred to the Trust, in which case the vote of such Excess Shares shall be void ab initio, and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote.

        (j)    Restrictions on Transfer; Sale of Excess Shares.

            (i)  As soon as practicable after the Trustee acquires Excess Shares and complies with the last sentence of this Section 4.9(j)(i), but in an orderly fashion so as not to materially adversely affect the trading price of Equity Stock, the Trustee shall designate one or more Persons as Permitted Transferees and sell to such Permitted Transferees any Excess Shares held by the Trustee; provided, however, that (x) any Permitted Transferee so designated purchases for cash (whether in a public or private sale) the Excess Shares and (y) a Person may be designated as a Permitted Transferee only to the extent such Person may acquire the Excess Shares without violating any of the restrictions set forth in Section 4.9(b) above and without such acquisition resulting in the transfer of such shares to a Trust pursuant to Section 4.9(f) above. Subject to the foregoing, the Trustee shall have the exclusive and absolute right to designate Permitted Transferees of any and all Excess Shares. Prior to any Transfer by the Trustee of any Excess Shares to a Permitted Transferee, the Trustee shall give not less than five Trading Days prior written notice to the Corporation of such intended Transfer and the Corporation must have waived in writing its purchase rights under Section 4.9(l) below if such intended Transfer would occur during the 30-day period referred to therein.

           (ii)  Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this Section 4.9(j), the Trustee shall cause to be Transferred to the Permitted Transferee Excess Shares acquired by the Trustee and subject to the provisions of this Section 4.9. The Trustee shall (x) cause to be recorded on the stock transfer books of the Corporation that the Permitted Transferee is the holder of record of such number of shares of Equity Stock, and (y) distribute to the Beneficiary any and all amounts held with respect to such shares of Equity Stock after making payment to the Prohibited Owner pursuant to Section 4.9(k) below.

          (iii)  If the Transfer of Excess Shares to a purported Permitted Transferee would or does violate any of the transfer restrictions set forth in Section 4.9(b) above, such Transfer shall be void ab initio as to that number of Excess Shares that causes the violation of any such restriction when such shares are Transferred and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such Equity Stock. Such shares of Equity Stock shall be automatically transferred to the Trust from which they were originally Transferred. Such transfer to the Trust shall be effective as of the close of trading on the Trading Day prior to the date of the Transfer to the purported Permitted Transferee and the provisions of this Section 4.9 shall apply to such shares, including, without limitation, the provisions of Sections 4.9(j) through 4.9(l) with respect to any future transfer of such shares by the Trust.

        (k)    Payments to Prohibited Owner.    Any Prohibited Owner shall be entitled (following the sale of Excess Shares to a Permitted Transferee in accordance with Section 4.9(j) above or following the acceptance of the offer to purchase such shares in accordance with Section 4.9(l) below) to receive from the Trustee following the sale or other disposition of such Excess Shares the lesser of (a)(i) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock (or SplitCo Equity Stock) and which Transfer resulted in the transfer to a Trust of Excess Shares (or SplitCo Excess Shares), the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of such class or series of Equity Stock (or SplitCo Equity Stock) that were transferred to the Trust and (y) the number of such shares of such class or series of Equity Stock (or SplitCo Equity Stock) that were transferred to the Trust and (ii) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the transfer to a Trust of Excess Shares (or SplitCo Excess Shares), the product of (x) the price per share equal to the Market Price of such class or series of Equity Stock (or SplitCo Equity Stock) on the date of such Non-Transfer Event or purported Transfer and (y) the number of such shares of such class or series of Equity Stock (or SplitCo Equity Stock) that were transferred to the Trust, provided, that if the Trustee disposes of less than all of the Excess Shares attributable to the Prohibited Owner in a single disposition, the amount determined pursuant to this clause (a) shall be appropriately adjusted to reflect such partial disposition, or (b) the proceeds received by the Trustee from the sale or other disposition of such Excess Shares (net of any commissions and other expenses of sale) in accordance with Section 4.9(j) above or Section 4.9(l) below. Any amounts received by the Trustee in respect of such Excess Shares which are in excess of such amounts to be paid to the Prohibited Owner pursuant to this Section 4.9(k) shall be distributed to the Beneficiary. The Trustee and the Trust shall not be liable for, and each Beneficiary and Prohibited Owner shall be deemed to have irrevocably waived, any claim by a Beneficiary or Prohibited Owner arising out of the disposition of Excess Shares, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this Section 4.9(k) by, such Trustee.

        (l)    Purchase Right in Stock Transferred to Trustee.    Excess Shares shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the price per share of the class or series of Equity Stock (or SplitCo Equity Stock) paid by the Prohibited Owner in the purported Transfer that resulted in the transfer of such Excess Shares (or SplitCo Excess Shares) to the Trust (or, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares (e.g., if the shares were received through a gift or devise), the Market Price of the class or series of Equity Stock (or SplitCo Equity Stock) on the date of such Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for the shares); provided, that, if Excess Shares are held in a Trust pursuant to the fourth sentence of Section 4.9(f) hereof, then the price per share or Market Price, as applicable, of the applicable series of SplitCo Equity Stock shall be adjusted to reflect the Splitco Exchange Ratio (as defined in the Merger Agreement). The Corporation shall have the right to accept such offer for a period of 30 days following the later of (x) the date of the Non-Transfer Event or purported Transfer which results in the transfer of Excess Shares (or SplitCo Excess Shares) to a Trust or (y) the date the Board first determines that a Non-Transfer Event or Transfer resulting in Excess Shares (or SplitCo Excess Shares) has occurred, if the Corporation does not receive a notice of such Non-Transfer Event or Transfer pursuant to Section 4.9(e).

        (m)    Remedies Not Limited; Interpretations.    Nothing contained in this Article IV shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders from potential adverse tax effects that could result from certain changes in ownership of shares of Equity Stock. Notwithstanding anything herein to the contrary, the Board shall have the power and authority to administer the provisions of this Section 4.9 and to make all interpretations and determinations with respect thereto which, if made in good faith, and absent manifest error, shall be conclusive and binding.

        (n)    Legend.    Each certificate for shares of Equity Stock (if and to the extent certificated) shall bear the following or a similar legend:

  "The shares of DIRECTV (the "Corporation") represented by this certificate are subject to restrictions on transfer and otherwise, as set forth in the Corporation's Amended and Restated Certificate of Incorporation, including restrictions based upon a holder's ownership of shares of Equity Stock, and to automatic transfer to a Trust upon the occurrence of certain events, all as set forth therein. Capitalized terms used herein and not defined herein are defined in the Corporation's Amended and Restated Certificate of Incorporation.

  The Corporation will furnish without charge, to each stockholder who so requests, a copy of the relevant provisions of the Corporation's Amended and Restated Certificate of Incorporation, which set forth the limitations and restrictions on ownership or transfer of Equity Stock. Any such request may be addressed to the Secretary of the Corporation or to the transfer agent named on the face hereof."

        (o)    Severability.    Each provision of this Section shall be severable and an adverse judicial determination as to any such provision or a judicial modification of such provision shall in no way affect the validity of any other provisions.

        (p)    NASDAQ Transactions.    Nothing in this Section 4.9 shall preclude the settlement of any transaction entered into through the facilities of the NASDAQ or any other national securities exchange or automated inter-dealer quotation system. In no event shall the existence or application of the preceding sentence have the effect of deterring or preventing the transfer to a Trust of Excess Shares as contemplated herein.

        (q)    Exemption.    Notwithstanding anything set forth in this Section 4.9 to the contrary, (A) (i) any shares of Equity Stock that are Beneficially Owned (as defined in the Malone Agreement for purposes of this Section 4.9(q)) by a Malone (as defined in the Malone Agreement) and (ii) any shares of Equity Stock issued or issuable in respect of any Malone Awards (as defined in the Malone Agreement) (as well as the Malone Awards themselves) shall not be subject to this Section 4.9 and such shares of Equity Stock shall not be automatically transferable to a Trust or otherwise treated as Excess Shares, and any transfer of such shares of Equity Stock (or Malone Awards) by a Malone that is made in accordance with the terms of the Malone Agreement shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Section 4.9(b), (B) any transfer of shares of Equity Stock in an Exempt Transfer (as defined in the Malone Agreement) that is made in accordance with the terms of the Malone Agreement shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Section 4.9(b) and the shares of Equity Stock so transferred shall not be automatically transferable to a Trust or otherwise treated as Excess Shares, (C) the issuance of any shares of Equity Stock to a former holder of Subject Shares in connection with the exercise of the Redemption Right by the Corporation shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of Section 4.9(b) and the shares of Equity Stock so transferred shall not be automatically transferable to a Trust or otherwise treated as Excess Shares, and (D) any transfer of shares of Equity Stock to any Person in connection with the consummation of the transactions, including the Mergers and the Malone Contribution (each as defined in the Merger Agreement), specifically contemplated by the Transaction Agreements shall not constitute a Transfer or a Non-Transfer Event that is subject to the terms of

Section 4.9(b). For the avoidance of doubt, the provisions of this Section 4.9(q) shall not affect any obligations of any holder thereof pursuant to Section 4 of the Malone Agreement.

        Section 4.10    Consideration For Class B Common Stock in a Business Combination.    In the event of any merger, consolidation or other business combination involving the Corporation in which the holders of Common Stock receive cash, securities or other consideration, the per share consideration to be received in respect of shares of Class B Common Stock in such transaction shall not be less than the per share consideration to be received in respect of shares of Class A Common Stock.

        Section 4.11    Redemption Right.

        Subject to and on the terms and conditions set forth in this Certificate of Incorporation, the Corporation has the right to redeem Subject Shares on the terms set forth in this Section 4.11.

        (a)    Redemption Right.

            (i)  Upon the death of John C. Malone, the Corporation shall have the right (the "Redemption Right"), exercisable during the Redemption Period (as defined below) by action of the Independent Committee, to redeem all but not less than all of the Subject Shares held of record by each Malone and each Malone Related Person (each such term as defined in the Malone Agreement), and if the Corporation elects to redeem all Subject Shares from each Malone and each Malone Related Person, to redeem all but not less than all Subject Shares held by any one or more record owners of Subject Shares who are not a Malone or a Malone Related Person.

           (ii)  To exercise the Redemption Right the Corporation will give a single written notice (the "Corporation Notice") to all holders of Subject Shares of its decision to exercise or not exercise the Redemption Right as to each holder of Subject Shares, at any time during the period commencing on the later of the date of the death of John C. Malone and the Merger Effective Time and ending at the Close of Business on the later of (x) the 50th day after the date on which any legal action that may be required to confirm the appointment of the personal representative(s) for the Estate or for the Estate to act through its personal representative(s) has been completed and (y) the tenth (10th) day following the Merger Effective Time (such period, the "Redemption Period"). The date the Corporation Notice is given to holders of Subject Shares is referred to as the "Redemption Exercise Date." Any Subject Shares not called for redemption pursuant to a Corporation Notice on the Redemption Exercise Date will no longer be subject to the Redemption Right.

          (iii)  The total consideration payable to a Holder for the Subject Shares to be purchased from such Holder will be an amount equal to 110% of the product of the Per Share Value, multiplied by the number of Subject Shares owned by such Holder as of (x) the date such Holder's Holder Election Notice (as defined below) is given, or (y) if a Holder's Holder Election Notice is not given to the Corporation at least 60 days prior to the Redemption Closing Date, the number of Subject Shares owned by such Holder as of the 60th day immediately preceding the Redemption Closing Date (each such amount, the "Redemption Price").

          (iv)  The Redemption Price will be payable in cash, in fully paid and nonassessable shares of Class A Common Stock, or any combination of the foregoing, as each Holder may elect, by written notice given to the Corporation at least 60 days prior to the Redemption Closing Date (each, a "Holder Election Notice"). The Holder Election Notice submitted by each Holder shall specify the portion, if any, of the Redemption Price to be paid in Class A Common Stock to such Holder (such portion in respect of such Holder, the "Stock Value"). The Redemption Price less the Stock Value is herein referred to as the "Redemption Closing Date Amount". The Redemption Closing Date Amount together with the shares of Class A Common Stock, in the combination requested by the Holder, will be delivered to each such Holder on the Redemption Closing Date (as defined below). If a Holder's Holder Election Notice is not given to the Corporation at least 60 days prior to the Redemption Closing Date, such Holder shall be deemed to have elected to be paid his, her or its Redemption Price in cash.

           (v)  If a Holder has timely elected in accordance with Section 4.11(a)(iv) to receive any portion of the Redemption Price in shares of Class A Common Stock, the number of shares of Class A Common Stock to be delivered to such Holder on the Redemption Closing Date shall be equal to the quotient obtained by dividing (i) the Stock Value in respect of such Holder by (ii) the Per Share Value. The shares to be so delivered on the Redemption Closing Date will not have been registered for sale under the Securities Act and may not be sold except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. The Corporation will be under no obligation to register such shares for resale except as otherwise provided in a registration rights agreement to be entered into by the Corporation and the Holders on or prior to the Redemption Closing Date pursuant to which the Corporation shall grant to the Holders registration rights with respect to such shares no less favorable to the Holders than any registration rights heretofore or hereafter granted by the Corporation or The DIRECTV Group, Inc. to any Person with respect to shares of capital stock and otherwise on terms customary for similar agreements of similarly situated well-known seasoned issuers (the "Registration Rights Agreement"). The certificates for the shares of Class A Common Stock to be delivered to the Holders on the Redemption Closing Date shall bear a customary legend to the foregoing effect, but shall be free of any rights of the Corporation hereunder.

          (vi)  Amounts payable pursuant to the Redemption Right in cash shall, unless otherwise agreed by the Corporation and each applicable Holder, be paid by wire transfer of immediately available funds on or prior to the Redemption Closing Date to an account designated in writing by each such Holder at least two (2) Business Days before the Redemption Closing Date.

         (vii)  The Corporation Notice and the Holder Election Notice shall each be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to (a) the Corporation at the address specified in the Malone Agreement, and (b) a holder of Subject Shares, to the address noted in the stock transfer books of the Corporation for such record holder. Each such notice shall be deemed given on the date such notice is sent by the sender thereof.

        (b)    Redemption Closing Date.    The consummation of the redemption of all Subject Shares (other than those that cease to be subject to the Redemption Right pursuant to Section 4.11(a)) following the exercise of the Redemption Right (the "Redemption Closing") shall be held at 10:00 a.m. local time on the 155th day following the Redemption Exercise Date, or such other date and at such other time as the Holders and the Corporation may agree (the date on which any such Redemption Closing occurs is referred to herein as the "Redemption Closing Date"). The Redemption Closing shall take place at the principal offices of the Corporation or at such other place as the Holders and the Corporation may agree.

        (c)    Redemption Closing Deliveries.    At the Redemption Closing, the Corporation shall pay to the Holder(s) (i) any portion of the Redemption Closing Date Amount that was required to be paid in cash in the manner provided in Section 4.11(a)(vi), as and if applicable, and (ii) deliver certificate(s) registered in the name of the applicable Holder for the number of shares of Class A Common Stock required to be delivered in payment of the Stock Value portion of the Redemption Price. At the Redemption Closing (x) the Corporation and each Holder receiving shares of Class A Common Stock will duly execute and deliver the Registration Rights Agreement and (y) each of the Holder(s) participating in the sale shall be required, as a condition to receiving payment, to deliver to the Corporation (i) a stock certificate or certificates, duly endorsed for transfer or in blank, representing such Person's Subject Shares, (ii) if applicable, copies of Letters Testamentary or other documentation evidencing the authority of such Person to transfer any of the Subject Shares that are evidenced by certificates registered in the name of a Person other than such Seller, (iii) a certificate, executed by or on behalf of such Person, in which such Person represents and warrants to the Corporation that such Person has good title to the Subject Shares being sold by him, free and clear of any liens, claims, charges or encumbrances (other than such liens, claims, charges and encumbrances created pursuant to the Redemption Right, the Malone Agreement or federal or state securities laws, and other than any such liens or encumbrances permitted under the Malone Agreement and which liens or encumbrances will be released at the Redemption Closing) and has the legal authority to consummate such sale and (iv) such other certificates and documents as the Corporation may reasonably request.

        Section 4.12    Reclassification.    The Corporation will not reclassify, subdivide or combine one class of Common Stock without reclassifying, subdividing or combining each other class of Common Stock on an equal per share basis.

ARTICLE V

        Section 5.1    Perpetual Existence.

        The Corporation shall have perpetual existence.

ARTICLE VI

        Section 6.1    Composition of the Board.

        (a)   The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not, by applicable law or this Certificate of Incorporation, directed or required to be exercised or done by stockholders.

        (b)   Except as otherwise provided in this Certificate of Incorporation (including any provisions of the Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock), the number of directors shall be fixed from time to time exclusively by resolution adopted by the Board in accordance with the By-Laws of the Corporation (the "By-Laws"). Except as otherwise provided by the By-Laws, the election of directors need not be by written ballot.

        (c)   The directors of the Corporation at the DIRECTV Effective Time shall be as provided in the Merger Agreement. The directors of the Corporation at the Merger Effective Time shall be of one class and shall have a term which expires at the first annual meeting of stockholders after the Merger Effective Time, which meeting shall occur during the first full calendar year following the year in which the Merger Effective Time occurs. Beginning with such first annual meeting, the Board shall be divided into three classes: Class I, Class II and Class III, the allocation of directors among such classes to be consistent with the applicable provisions set forth in the Merger Agreement. Subject to the terms of the Merger Agreement, the Board is expressly authorized to assign directors already in office to such classes at the time such classification becomes effective and to nominate persons for election to each class at such first annual meeting. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. Class I directors shall be initially elected for a term expiring at the first annual meeting of stockholders held after such first annual meeting of stockholders. Class II directors shall be initially elected for a term expiring at the second annual meeting of stockholders held after such first annual meeting of stockholders. Class III directors shall be initially elected for a term expiring at the third annual meeting of stockholders held after such first annual meeting of stockholders. At each annual meeting of stockholders held after such first annual meeting, successors to the class of directors whose term expires at that annual meeting shall be elected in accordance with this Section 6.1(c) of Article VI for a term expiring at the third succeeding annual meeting of stockholders and until the election and qualification of their respective successors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly-created directorship resulting from an increase in such class shall hold office in accordance with Section 6.2 of this Article VI, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

        Section 6.2    Vacancies

        Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, any vacancy on the Board resulting from death, resignation, retirement, disqualification, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors in accordance with the By-Laws shall be filled only in the manner provided in the By-Laws, or, if not so provided for therein, by the affirmative vote of (i) a majority of all the directors then in office, even if less than a quorum, or (ii) a duly appointed committee of the Board, but in any event not by the stockholders. Any director so chosen shall hold office until the next election of the class for which the director shall have been chosen, and until a successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office in accordance with this Certificate of Incorporation, the By-Laws or any applicable law or pursuant to an order of a court. If there are no directors in office, then an election of directors may be held in the manner provided by the By-Laws or, if not so provided for therein, by applicable law.

        Section 6.3    Removal of Directors; Director Disqualification.

        Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock, and subject to the succeeding paragraph of this Section 6.3, (i) no director may be removed from office without cause and (ii) a director may be removed for cause only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote for the election of directors, voting together as a single class; provided, however, that prior to the first annual meeting of stockholders after the Merger Effective Time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of the Corporation entitled to vote for the election of directors, voting together as a single class.

        Unless otherwise determined by the Board, a director, who at the time of taking office as a director, is an employee of the Corporation or any Subsidiary of the Corporation (an "Employee Director"), shall cease to be qualified to serve as a director and shall automatically cease to be a director (an "Employee Director Disqualification") without any action on the part of the stockholders or the other members of the Board, if such person ceases to be an employee of the Corporation or any one of its Subsidiaries, with the disqualification of such director to take place upon the earliest of (i) such director's cessation of employment, (ii) delivery by such Employee Director to the Corporation, or such Subsidiary or Subsidiaries, as the case may be, of a notice of resignation of employment, or (iii) delivery by the Corporation or one of its Subsidiaries, as the case may be, to such Employee Director of a notice of termination of employment.

        Section 6.4    Election of Directors by Preferred Stockholders.

        Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article VI unless expressly provided by such terms.

        Section 6.5    Independent Directors.

        (a)   The Board shall consist of at least a majority of independent directors (where "Independent Director" means a director who qualifies as an "independent director" under the By-Laws in effect from time to time).

        (b)   The audit committee of the Board shall be comprised solely of independent directors who also satisfy such other standard for service as may be set forth from time to time in the By-Laws.

        (c)   Each of the nominating/corporate governance committee and the compensation committee of the Board shall be comprised solely of independent directors.

        Section 6.6    Notice.    Advance notice of nominations for the election of directors and business to be transacted at any stockholders meeting shall be given in the manner and to the extent provided in the By-Laws.

ARTICLE VII

        Section 7.1    Meetings of Stockholders.

        Subject to any rights provided to the holders of any outstanding series of Preferred Stock, no action required or permitted to be taken by the stockholders of the Corporation shall be effected except at a duly called annual or special meeting of stockholders of the Corporation called in accordance with the By-Laws, and no action shall be taken by the stockholders by written consent; provided, however, that notwithstanding the foregoing, (i) the holders of the Class B Common Stock may take action by written consent solely for purposes of providing a Class B Consent and (ii) the holders of any series of Preferred Stock may take action by written consent to the extent provided in a Preferred Stock Designation with respect to such Series. Except as otherwise required by law and subject to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders of the Corporation may be called only by or at the direction of the Board, and may not be called by any other person or persons. Business transacted at any special meeting is limited to the purposes stated in the notice.

        Section 7.2    No Cumulative Voting.

        Shares of capital stock of the Corporation shall not be entitled to cumulative voting.

ARTICLE VIII

        Section 8.1    Limited Liability of Directors.

        To the fullest extent permitted by the DGCL as amended from time to time, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. For purposes of the prior sentence, the term "damages" shall, to the extent permitted by law, include, without limitation, any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, without limitation, counsel fees and disbursements). Each person who serves as a director of the Corporation while this Section 8.1 is in effect shall be deemed to be doing so in reliance on the provisions of this Section 8.1, and neither the amendment or repeal of this Section 8.1, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 8.1, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal or adoption of an inconsistent provision.

        If any provision of this Section 8.1 shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, to the fullest extent possible, the other provisions of this Section 8.1 (including, without limitation, each such portion of any paragraph of this Section 8.1 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE IX

        Section 9.1    Certain Acknowledgments.

        In recognition and anticipation that (a) directors and officers of the Corporation who are not employees of the Corporation (the "Non-Employee Directors and Officers") may serve as directors, officers, employees and agents of any other corporation, company, partnership, association, firm or other entity, including, without limitation, Subsidiaries and Affiliates of the Corporation ("Other Entity"), (b) the Corporation, directly or indirectly, may engage and is expected to continue to engage in the same, similar or related lines of business as those engaged in by any Other Entity and other business activities that overlap with or compete with those in which such Other Entity may engage, (c) the Corporation may have an interest in the same areas of business opportunity as any Other Entity, (d) the Corporation may engage in material business transactions with any Other Entity and its Affiliates, including (without limitation) receiving services from, providing services to or being a significant customer or supplier to such Other Entity and its Affiliates, and that the Corporation and such Other Entity or one or more of their respective Affiliates may benefit from such transactions, and (e) as a consequence of the foregoing, it is in the best interests of the Corporation that the rights of the Corporation, and the duties of any Non-Employee Directors and Officers of the Corporation (including any such persons who are also directors, officers or employees of any Other Entity), be determined and delineated in respect of (x) any transactions between the Corporation and its Affiliates, on the one hand, and such Other Entity and its Affiliates, on the other hand, and (y) any potential transactions or matters that may be presented to Non-Employee Directors and Officers of the Corporation, or of which such officers or directors may otherwise become aware, which potential transactions or matters may constitute business opportunities of the Corporation or any of its Affiliates, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with such Other Entity and of the benefits to be derived by the Corporation by the possible service as directors or officers of the Corporation and its Subsidiaries of Persons who may also serve from time to time as directors, officers and employees of such Other Entity, the provisions of this Article IX will, to the fullest extent permitted by law, regulate and define the conduct of the business and affairs of the Corporation in relation to such Other Entity and its Affiliates, and as such conduct and affairs may involve such Other Entity's respective directors, officers and employees, and the powers, rights, duties and liabilities of the Corporation and its Non-Employee Directors and Officers in connection therewith and in connection with any potential business opportunities of the Corporation. Any Person purchasing or otherwise acquiring any shares of capital stock of the Corporation, or any interest therein, will be deemed to have notice of and to have consented to the provisions of this Article IX. References in this Article IX to "directors," "officers" or "employees" of any Person will be deemed to include those Persons who hold similar positions or exercise similar powers and authority with respect to any Other Entity that is a limited liability company, partnership, joint venture or other non-corporate entity.

        Section 9.2    Duties of Directors and Officers Regarding Potential Business Opportunities.

        If a Non-Employee Director and Officer of the Corporation is offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Corporation or any of its Subsidiaries, in which the Corporation could, but for the provisions of this Article IX, have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a "Potential Business Opportunity"), (i) such Non-Employee Director and Officer will, to the fullest extent permitted by law, have no duty or obligation to refer such Potential Business Opportunity to the Corporation, or to refrain from referring such Potential Business Opportunity to any Other Entity, or to give any notice to the Corporation regarding such Potential Business Opportunity (or any matter related thereto), (ii) any Other Entity may engage or invest in, independently or with others, any such Potential Business Opportunity, (iii) the Corporation shall not have any right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom, and (iv) the Corporation shall have no interest or expectancy, and hereby specifically renounces any interest or expectancy, in any such Potential Business Opportunity, unless both the following conditions are satisfied: (A) such Potential Business Opportunity was expressly offered to a Non-Employee Director or Officer of the Corporation solely in his or her capacity as a director or officer of the Corporation or as a director or officer of any Subsidiary of the Corporation and (B) such opportunity relates to a line of business in which the Corporation or any of its Subsidiaries is then directly engaged.

        Section 9.3    Amendment of Article IX.

        No alteration, amendment or repeal of, or adoption of any provision inconsistent with, any provision of this Article IX will have any effect upon (a) any agreement between the Corporation or an Affiliate thereof and any Other Entity or an Affiliate thereof, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the "Amendment Time"), or any transaction effected in connection with the performance of any such agreement, whether such transaction is effected before or after the Amendment Time, (b) any transaction entered into between the Corporation or an Affiliate thereof and any Other Entity or an Affiliate thereof, before the Amendment Time, (c) the allocation of any business opportunity between the Corporation or an Affiliate thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any Non-Employee Director and Officer of the Corporation (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such Non-Employee Director and Officer was offered, or of which such Non-Employee Director and Officer otherwise became aware, before the Amendment Time (regardless of whether any proceeding relating to any of the above is commenced before or after the Amendment Time).

ARTICLE X

        Section 10.1    Additional Class B Consent Rights.

        So long as any shares of Class B Common Stock are issued and outstanding, unless the Corporation shall have obtained a Class B Consent with respect to such amendment, alteration, repeal, addition or insertion, (x) the Corporation will not amend, alter or repeal the provisions of this Section 10.1 or any of Sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9(q), 4.10, 4.11 or 4.12 of this Certificate of Incorporation (including by merger or consolidation with a Subsidiary of the Corporation, but subject to the second sentence of this Section 10.1), and (y) the Corporation will not amend, alter or repeal any provision of this Certificate of Incorporation or add to or insert any provision in this Certificate of Incorporation (including by merger or consolidation with a Subsidiary of the Corporation, but subject to the second sentence of this Section 10.1), if, solely with respect to this clause (y), (1) such amendment, alteration, repeal, addition or insertion would result, directly or indirectly, in the reclassification or recapitalization of the then outstanding shares of Common Stock into securities of the Corporation or any of its Subsidiaries (or securities convertible into or exchangeable for, or which evidence the right to purchase, securities of the Corporation) and (2) (A) the securities to be held or received by the holders of Class B Common Stock as a result of such reclassification or recapitalization (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) would have no voting power, or would have Per Share Voting Power of less than fifteen times the Per Share Voting Power of the securities (and, if such securities are Convertible Securities, the Underlying

Securities with respect thereto) to be held or received as a result of such reclassification or recapitalization by the holders of shares of Class A Common Stock (or, if there are two or more other classes of Common Stock then outstanding, that class of Common Stock holding or receiving, as a result of such reclassification or recapitalization, securities (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) having the next highest Per Share Voting Power relative to the securities (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) to be held or received by the holders of Class B Common Stock), or (B) the securities to be held or received by the holders of Class C Common Stock as a result of such reclassification or recapitalization (and, if such securities are Convertible Securities, the Underlying Securities with respect thereto) would be entitled to vote with respect to matters upon which securities holders of the issuer thereof are generally entitled to vote (other than to an extent no greater than the holders of Class C Common Stock are entitled to vote upon matters as provided in this Certificate of Incorporation). For the avoidance of doubt, (1) this Section 10.1 is not intended to and shall not limit the ability of the Corporation to enter into an agreement of merger or consolidation in connection with an acquisition, change of control, or other business combination transaction pursuant to which the outstanding shares of Common Stock are to be converted into or exchanged for cash, stock, securities or property of another Person or Persons not affiliated with the Corporation, or of any Person affiliated with the Corporation if as part of such transaction the holders of shares of Common Stock or other equity securities of another Person not affiliated with the Corporation will also be converted into or exchanged for cash, stock, securities or property of such Person affiliated with the Corporation, whether or not such merger, consolidation or other business combination transaction would result in or involve, directly or indirectly, any of the actions set forth in clauses (x) and (y) in the first sentence of this Section 10.1, and (2) no Class B Consent shall be required in connection therewith except in the case of any such agreement of merger or consolidation entered into solely with one or more Subsidiaries or Affiliates of the Corporation for the purpose of evading the restrictions and limitations set forth in this Section 10.1.

ARTICLE XI

        Section 11.1    Certain Defined Terms.    Unless the context otherwise requires, the terms defined below will have, for all purposes of this Amended and Restated Certificate of Incorporation, the meanings herein specified:

          "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with such Person, and with respect to a natural Person, such Person's immediate family members and any trust, partnership, limited liability company or similar vehicle established and maintained for the benefit of such first Person.

          "Beneficial Ownership" shall mean beneficial ownership for U.S. federal income tax purposes. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

          "Beneficiary" shall mean, with respect to the Trust, one or more organizations described in each of Section 170(b)(l)(A) (other than clauses (vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of Section 4.9(f) above; provided that for purposes of Excess Shares held in a trust pursuant to the fourth sentence of Section 4.9(f) hereof, "Beneficiary" shall have the meaning assigned to it in the SplitCo Restated Certificate of Incorporation.

          "Class A Convertible Securities" means Convertible Securities convertible into or exercisable or exchangeable for shares of Class A Common Stock.

          "Class B Consent" means the prior consent or affirmative vote of the holders of at least 50% of the outstanding shares of Class B Common Stock, voting as a separate class, which consent or affirmative vote may be obtained at an annual or special meeting of stockholders of the Corporation or by written consent pursuant to this Certificate of Incorporation.

          "Class B Convertible Securities" means Convertible Securities convertible into or exercisable or exchangeable for shares of Class B Common Stock.

          "Class C Convertible Securities" means Convertible Securities convertible into or exercisable or exchangeable for shares of Class C Common Stock.

          "Close of Business" has the meaning ascribed thereto in the Malone Agreement.

          "Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto.

          "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by agreement, or otherwise. The terms "Controls", "Controlled" and "Controlling" will have corresponding meanings.

          "Convertible Securities" means (x) any securities of the Corporation (other than any class of Common Stock) that are directly or indirectly convertible into or exchangeable for, or that evidence the right to purchase, directly or indirectly, securities of the Corporation or any other Person, whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise, and (y) any securities of any other Person that are directly or indirectly convertible into or exchangeable for, or that evidence the right to purchase, directly or indirectly, securities of such Person or any other Person (including the Corporation), whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise.

          "DIRECTV Effective Time" shall have the meaning set forth in the Merger Agreement.

          "DIRECTV Merger" shall have the meaning set forth in the Merger Agreement.

          "Equity Stock" shall mean any and all shares, interests, participation rights or other equivalents (however designated, whether voting or nonvoting) of capital stock, membership interests or equivalent ownership interests in or issued by the Corporation; it being understood that Equity Stock shall include shares of Common Stock of the Corporation.

          "Estate" has the meaning ascribed thereto in the Malone Agreement.

          "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

          "Holder" means the record holder of any Subject Shares with respect to which the Redemption Right is exercised in accordance with Section 4.11.

          "Independent Committee" means a committee of the Board of Directors consisting exclusively of independent directors.

          "Liberty" shall have the meaning set forth in the Merger Agreement.

          "Malone Agreement" means the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, as it may be amended from time to time, by and among Liberty Entertainment, Inc., a Delaware corporation, The DIRECTV Group, Inc., a Delaware corporation, the Corporation, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A.

          "Market Price" of any class or series of Equity Stock (or SplitCo Equity Stock) means, on any date of determination:

            (1)   if, at the date of determination, the security is reported on the NASDAQ—Global Select Market or listed on a national securities exchange in the United States, then the Market Price shall be deemed to be the Volume Weighted Average Trading Price of the daily sales prices as reported on the NASDAQ—Global Select Market, and, if not so listed, shall be deemed to be the Volume Weighted Average Trading Price of the daily sales prices as reported on such national securities exchange other than the NASDAQ—Global Select Market or on the New York Stock Exchange, as applicable, in each case for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination.

            (2)   if, at the date of determination, the security is not so listed or reported, but a "regular, active public market" exists for such security (as determined in the good faith, sole discretion of the Board, whose decision shall be conclusive and binding), then the Market Price shall be deemed to be the Volume Weighted Average Trading Price of the daily bid and ask quotations in the over-the-counter market for the security for the five (5) consecutive Trading Days preceding and ending on the Trading Day immediately prior to the date of determination. For purposes of the foregoing, a market in which trading is sporadic and the ask quotations generally exceed the bid quotations by more than 15% shall not be deemed to be a "regular, active public market;" or

            (3)   if, at the date of determination, neither clause (1) nor clause (2) of this definition applies, then the Market Price shall be deemed to be the fair market value of the security as determined in the good faith, sole discretion of the Board, whose determination shall be conclusive and binding.

          "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of May 3, 2009, as it may be amended from time to time, by and among Liberty, Splitco, The DIRECTV Group, Inc., the Corporation, DTVG One, Inc. and DTVG Two, Inc.

          "Merger Effective Time" shall have the meaning set forth in the Merger Agreement.

          "Non-Transfer Event" shall mean an event (other than a purported Transfer) occurring after the Merger Effective Time that would cause or result in a direct or indirect increase in the percentage of any Person's ownership of the outstanding shares of Equity Stock (as determined by reference to Section 355(e) of the Code, taking into account applicable constructive ownership rules and any Treasury regulations promulgated thereunder), provided that the consummation of the transactions, including the Mergers and the Malone Contribution (each as defined in the Merger Agreement), specifically contemplated by the Transaction Agreements (and the receipt of, or transfer of, shares of Equity Stock in connection therewith) shall not result in or constitute a "Non-Transfer Event"; and provided, further, that the redemption, purchase or other acquisition by the Corporation or any of its Subsidiaries of shares of Equity Stock shall not result in or constitute a "Non-Transfer Event." "Non-Transfer Event" shall also include an event (other than a purported Transfer) occurring before the Merger Effective Time that resulted in the transfer to a trust of SplitCo Excess Shares in exchange for which Equity Stock was issued in the Splitco Merger.

          "Per Share Value" means the average of the Market Prices of the Class A Common Stock for the period of 30 consecutive trading days ending on the last trading day prior to the date of John C. Malone's death, appropriately adjusted to take into account any stock dividends on the Class A Common Stock, or any stock splits, reclassifications or combinations of the Class A Common Stock, during the period following the first of such 30 trading days and ending on the last full trading day immediately preceding the Redemption Closing Date; provided, that if John C.

  Malone's death occurs prior to the date of issuance of the Class A Common Stock or if the Class A Common Stock is not traded regular way on any date within such 30 consecutive trading day period, then references in this definition to "Class A Common Stock" for each such date shall be to the common stock, par value $0.01 per share, of The DIRECTV Group, Inc. The Per Share Value will be appropriately adjusted after the determination thereof to reflect the effects of any stock split, stock dividend, reverse split and similar event occurring after the date of determination of such Per Share Price.

          "Permitted Transferees" shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section 4.9(j) above.

          "Person" shall mean (a) an individual or any corporation, partnership, limited liability company, estate, trust, association, private foundation, joint stock company or any other entity, (b) a "group" as the term is used for purposes of Section 13(d)(3) of the Exchange Act; but shall not include an underwriter that participates in a public offering of stock (including Equity Stock) for a period of 90 days following purchase by such underwriter of such stock, and (c) a "person" as such term is used in Section 355(e) of the Code.

          "Prohibited Owner" shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Equity Stock by the provisions of Section 4.9; provided that for purposes of Excess Shares held in a trust pursuant to the fourth sentence of Section 4.9(f) hereof, "Prohibited Owner" shall have the meaning assigned to it in the SplitCo Restated Certificate of Incorporation.

          "Prohibited Party" shall mean, collectively, (x) any Person that had an agreement, understanding, arrangement, or engaged in substantial negotiations (within the meaning of Treasury Regulation Section 1.355-7), in each case, regarding an acquisition of Equity Stock, or capital stock of Liberty, Splitco or The DIRECTV Group, Inc. during the two (2) year period preceding the Split-Off and (y) (i) any Person from whom ownership of Equity Stock would be attributed to the Person described in clause (x) hereof for purposes of Section 355(e) of the Code and (ii) any member of a "coordinating group" as defined in Treasury Regulation Section 1.355-7(h)(4) that includes the Person described in clause (x) hereof (or any Person from whom ownership of Equity Stock would be attributed to such member for purposes of Section 355(e) of the Code).

          "Prohibition Period" shall mean the period beginning at the Split-Off Effective Time and ending on the day after the date that is the one year anniversary of the date of the Split-Off Effective Time; provided that if, (a) prior to the day after the date that is the one year anniversary of the date of the Split-Off Effective Time, a Prohibited Party enters into an agreement, understanding, arrangement or substantial negotiations (within the meaning of Treasury Regulation Section 1.355-7) (collectively, an "Agreement") which contemplates a transaction which, if consummated prior to such day, would constitute a Transfer or Non-Transfer Event that would result in Excess Shares being transferred to a Trust and (b) such Prohibited Party entered into an Agreement with respect to such transaction or a similar acquisition (within the meaning of Treasury Regulation Section 1.355-7) on or prior to the date of the Split-Off Effective Time, then with respect to such Prohibited Party only, the Prohibition Period shall be extended until the later to occur of one day after (i) the date that is the two year anniversary of the date of the Split-Off Effective Time, and (ii) the date that is the six month anniversary of the date such transaction is consummated or such Agreement is terminated, as the case may be.

          "Prospective Purchaser" has the meaning ascribed thereto in the Malone Agreement.

          "Public Transfer" means a Transfer that (i) is effected on any stock exchange, in the over-the-counter market, or on any electronic screen-based or automated securities trading market and (ii) which involves a broker, dealer or market maker.

          "Purported Beneficial Transferee" shall mean, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic transfer of Excess Shares to a Trust, the purported transferee of Beneficial Ownership of such shares if such purported Transfer had not been prohibited by Section 4.9.

          "Purported Record Transferee" shall mean, with respect to any purported Transfer of Beneficial Ownership of shares of Equity Stock that results in the automatic transfer of Excess Shares to a Trust, the purported record transferee of such shares if such purported Transfer had not been prohibited by Section 4.9.

          "Split-Off" shall have the meaning set forth in the Merger Agreement.

          "Split-Off Effective Time" shall have the meaning set forth in the Merger Agreement.

          "Splitco" shall have the meaning set forth in the Merger Agreement.

          "SplitCo Equity Stock" shall have the meaning set forth in the SplitCo Restated Certificate of Incorporation for "Equity Stock."

          "SplitCo Excess Shares" shall have the meaning set forth in the SplitCo Restated Certificate of Incorporation for "Excess Shares."

          "Splitco Merger" shall have the meaning set forth in the Merger Agreement.

          "SplitCo Restated Certificate of Incorporation" shall mean the Restated Certificate of Incorporation of Splitco dated [                        ], without giving effect to any amendment thereof subsequent to such date.

          "Subject Shares" means the shares of Class B Common Stock outstanding at the time of the exercise of the Redemption Right that are not held of record by any Prospective Purchaser or any direct or indirect transferee of any Prospective Purchaser which transferee is not a Member (as defined in the Malone Agreement).

          "Subsidiary" when used with respect to any Person, means any other Person (1) of which (x) in the case of a corporation, at least (A) 50% of the equity or (B) 50% of the voting interests are owned or Controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries or (y) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (A) owns at least 50% of the equity interests thereof or (B) has the power to elect or direct the election of at least 50% of the members of the governing body thereof or otherwise has Control over such organization or entity; or (2) that is required to be consolidated with such first Person for financial reporting purposes under GAAP.

          "Trading Day" shall mean 9:30 a.m. through 4:00 p.m., Eastern Time, of any day on which the principal national securities exchange on which any of the shares of Equity Stock (or SplitCo Equity Stock) are listed or admitted to trading is open for the transaction of business or, if none of the shares of Equity Stock (or SplitCo Equity Stock) are listed or admitted to trading on any national securities exchange, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

          "Transaction Agreements" shall have the meaning set forth in the Merger Agreement.

          "Transfer" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of Beneficial Ownership of Equity Stock occurring after the Merger Effective Time, whether voluntary or involuntary and whether by operation of law or otherwise, provided that, solely for purposes of Section 4.9, the consummation of the transactions, including the Mergers and the Malone Contribution (each as defined in the Merger Agreement), specifically contemplated by the Transaction Agreements (and the receipt of, or transfer of, shares of Equity Stock in connection therewith) shall not result in or constitute a "Transfer". "Transfer" (as a verb) shall have the correlative meaning. "Transfer" shall also include any sale, transfer, gift, assignment, devise or other disposition occurring prior to the Merger Effective Time that resulted in the transfer to a trust of SplitCo Excess Shares in exchange for which Equity Stock was issued in the Splitco Merger.

          "Trust" shall mean the trust created and administered in accordance with the terms of Section 4.9(f), for the exclusive benefit of any Beneficiary; provided that for purposes of Excess Shares held in a trust pursuant to the fourth sentence of Section 4.9(f) hereof, "Trust" shall have the meaning assigned to it in the SplitCo Restated Certificate of Incorporation.

          "Trustee" shall mean any Person, unaffiliated with both the Corporation and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Equity Stock that would have been owned of record by the Prohibited Owner), designated by the audit committee of the Board to act as trustee of the Trust, or any successor trustee thereof; provided that for purposes of Excess Shares held in a trust pursuant to the fourth sentence of Section 4.9(f) hereof, "Trustee" shall have the meaning assigned to it in the SplitCo Restated Certificate of Incorporation.

          "Underlying Securities" means, with respect to any class or series of Convertible Securities, the class or series of securities into which such class or series of Convertible Securities are directly or indirectly convertible, or for which such Convertible Securities are directly or indirectly exchangeable, or that such Convertible Securities evidence the right to purchase or otherwise receive, directly or indirectly.

          "Volume Weighted Average Trading Price" means, with respect to any Trading Day, the weighted average of the reported per share prices at which transactions in the relevant Equity Stock (or SplitCo Equity Stock) are executed on the NASDAQ or other national securities exchange during such Trading Day (weighted based on the number of shares of the relevant Equity Stock or SplitCo Equity Stock traded), as such weighted average price appears on the Bloomberg screen "Volume at Price" page for such Equity Stock (or SplitCo Equity Stock).

          "Voting Securities" means the Class A Common Stock, Class B Common Stock and any series of Preferred Stock which by the terms of its Preferred Stock Designation is designated as a voting security, provided that each such series of Preferred Stock will be entitled to vote together with the other Voting Securities only as and to the extent expressly provided for in the applicable Preferred Stock Designation or as may be required under the laws of the State of Delaware.

ARTICLE XII

        Section 12.1    Amendment of By-Laws.

        In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to adopt, amend or repeal the By-Laws at any meeting of the Board by the affirmative vote of a majority of the whole Board unless the By-Laws require a vote of a larger portion of the Board for the adoption, amendment or repeal of the By-Laws (or any provisions thereof) in which case the Board may adopt, amend or repeal such By-Laws (or such provisions thereof) only with such vote of a larger portion of the Board, or by taking action by unanimous written consent. The By-Laws may also be altered, amended or repealed at any meeting of stockholders, or at any special meeting of the holders of shares of stock entitled to vote thereon called by the Board for that purpose, by the affirmative vote of not less than a majority of the voting power of all outstanding shares of all classes and series of capital stock of the Corporation entitled to vote thereon, voting as a single class.

        Section 12.2    Amendment of Certificate of Incorporation.

        Subject to compliance with Section 10.1, the Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges conferred upon stockholders, directors or any other persons herein are granted subject to this reservation.

ARTICLE XIII

        Section 13.1    Severability.

        If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

        IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf by the undersigned authorized officer on [    •    ], 2009.

By:	Name: Title:

 Annex H

FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

         [Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

May 3, 2009

Board of Directors
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to those holders (other than Dr. John C. Malone, Mrs. Leslie Malone, the Tracy Malone Neal Trust A dated April 30, 2002 and the Evan D. Malone Trust A dated April 30, 2002 (collectively, the "Malone Persons") and their respective affiliates) of the outstanding shares of Series A Liberty Entertainment common stock, par value $0.01 per share ("LMDIA Shares"), and Series B Liberty Entertainment common stock, par value $0.01 per share ("LMDIB Shares," and together with the LMDIA Shares, the "Liberty Entertainment Shares"), of Liberty Media Corporation ("LMC"), who receive shares of Series A common stock, par value $0.01 per share ("Series A Splitco Common Stock"), of Liberty Entertainment, Inc. ("Splitco") and Series B common stock, par value $0.01 per share, of Splitco ("Series B Splitco Common Stock," and together with Series A Splitco Common Stock, the "Splitco Common Stock") as a result of the Redemption (as defined below), taken in the aggregate, of the Splitco Exchange Ratio (as defined in the Merger Agreement) to be received for each share of Splitco Common Stock pursuant to the Agreement and Plan of Merger, dated as of May 3, 2009 (the "Merger Agreement"), by and among LMC, Splitco, the DirecTV Group, Inc. ("DTV"), DirecTV, a wholly-owned subsidiary of DTV ("Holdings"), DTVG One, Inc., a wholly-owned subsidiary of Holdings ("Merger Sub One") and DTVG Two, Inc., a wholly-owned subsidiary of Holdings ("Merger Sub Two").

        Pursuant to the Merger Agreement, (i) Merger Sub One will merge with and into DTV (the "DTV Merger"), with DTV continuing as the surviving corporation and a wholly-owned subsidiary of Holdings, and each issued and outstanding share of common stock of DTV, par value $0.01 per share (the "DTV Common Stock"), (other than shares of DTV Common Stock beneficially owned by LMC, Splitco or DTV) will be converted into the right to receive one share of Class A common stock, par value $0.01 per share, of Holdings ("Holdings Class A Common Stock") (the "DTV Exchange") and (ii) Merger Sub Two will merge with and into Splitco (the "Splitco Merger," and together with the DTV Merger, the "Merger"), with Splitco continuing as the surviving corporation and a wholly-owned subsidiary of Holdings, and each share of Splitco Common Stock will be converted into the right to receive a number of shares of Holdings Class A Common Stock equal to the Splitco Exchange Ratio.

        You have informed us that prior to the consummation of the Merger, among other things, Splitco will enter into a Reorganization Agreement with LMC (the "Reorganization Agreement") pursuant to which LMC will transfer to Splitco all of LMC's interest in DTV, Game Show Network, LLC ("GSN")

and Liberty Sports Holdings LLC (which holds all interests in Fox Sports Net Rocky Mountain, LLC, Fox Sports Net Northwest, LLC and Fox Sports Net Pittsburgh, LLC (the "RSNs")) (the "Restructuring") whereupon LMC will effect the separation of Splitco (the "Split-Off") by redeeming (i) 0.9 of each outstanding LMDIA Share for 0.9 shares of Series A Splitco Common Stock, with 0.1 of each LMDIA Share remaining outstanding (the "LMDIA Redemption"), and (ii) 0.9 of each outstanding LMDIB Share for 0.9 shares of Series B Splitco Common Stock, with 0.1 of each LMDIB Share remaining outstanding (together with the LMDIA Redemption, the "Redemption").

        You have also informed us that, pursuant to the Voting and Right of First Refusal Agreement, dated as of May 3, 2009 (the "Voting Agreement"), by and among Splitco, DTV, Holdings and the Malone Persons, following the consummation of the Split-Off and immediately prior to the consummation of the Merger, the Malone Persons will contribute all shares of Series B Splitco Common Stock that are beneficially owned by them (the "Malone Shares") to Holdings in exchange for a number of shares of Class B common stock, par value $0.01 per share, of Holdings ("Holdings Class B Common Stock," and together with the Holdings Class A Common Stock, the "Holdings Common Stock") equal to the product of (x) the number of Malone Shares and (y) the Splitco Exchange Ratio (the "Malone Exchange").

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of LMC, Splitco, Holdings, DTV, any of their respective affiliates and any of the respective affiliates of the Malone Persons or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement, the Reorganization Agreement, the Voting Agreement or any related ancillary agreements. We have acted as financial advisor to LMC in connection with, and have participated in certain of the negotiations leading to, the Merger. We expect to receive fees for our services in connection with the Merger, all of which is contingent upon consummation of the Merger, and LMC has agreed to reimburse our expenses and indemnify us against certain liabilities that may arise out of our engagement. In addition, we have provided certain investment banking and other financial services to LMC from time to time, including having acted as (i) counterparty in connection with various total return swaps entered into by LMC in May 2006, (ii) agent in connection with LMC's share repurchase program in May 2006, (iii) financial advisor to LMC in connection with the issuance by each of Liberty Interactive and Liberty Capital of tracking stock in June 2006, (v) counterparty in connection with the restructuring of certain total return swaps entered into by LMC in October 2008 and (vi) counterparty in connection with the termination of certain total return swaps entered into by LMC in April 2009. We have also provided certain investment banking services to QVC, Inc. ("QVC"), a subsidiary of LMC, from time to time, including having acted as lender to QVC in connection with a $1.5 billion credit facility in November 2006. We have also provided investment banking services to DTV from time to time. We also note that we acted as financial advisor to News Corporation in connection with the agreement between LMC and News Corporation to exchange shares of News Corporation held by LMC for all issued and outstanding shares of News Corporation's wholly owned subsidiary, which beneficially held 470,400,000 shares of DTV Common Stock and all outstanding equity interests of the RSNs, in December 2006. We also may provide investment banking and other financial services to LMC, Splitco, Holdings, DTV, the Malone Persons, QVC, News Corporation and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

        In connection with this opinion, we have reviewed, among other things, the Merger Agreement; a form of Reorganization Agreement; the Voting Agreement; the Preliminary Proxy Statement on Schedule 14A as filed by LMC with the Securities and Exchange Commission on April 24, 2009; annual reports to stockholders and Annual Reports on Form 10-K of LMC and DTV for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of LMC and DTV; certain other communications from LMC and DTV to their respective stockholders; certain historical financial data for the RSNs and GSN prepared by their respective managements; certain publicly available research analyst estimates of the future financial performance of DTV that you instructed us to use for purposes of rendering this opinion (the "DTV Estimates"); certain internal financial analyses and forecasts for DTV prepared by its management; and certain internal financial analyses and forecasts for the RSNs prepared by management of the RSNs and certain internal financial analyses and forecasts for GSN prepared by its management, in each case, as approved for our use by LMC (the "Forecasts"). We also have held discussions with members of the senior managements of LMC regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of LMC, Splitco and DTV. In addition, we have reviewed the reported price and trading activity for Liberty Entertainment Shares and DTV Common Stock, compared certain financial and stock market information for LMC and DTV with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the cable and satellite television industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the DTV Estimates and the Forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of LMC. We are not expressing any opinion as to the impact of the Merger, the Restructuring, the Split-Off, the Malone Exchange or any related or ancillary transaction on the solvency or viability of LMC, Splitco, Holdings or DTV, their respective abilities to pay their obligations when they come due or their respective compliance with applicable laws, including laws relating to the repurchase or redemption of capital stock. We have also assumed that all governmental, regulatory or other consents, rulings, opinions and approvals necessary for the consummation of the Merger, the Restructuring, the Split-Off and the Malone Exchange will be obtained without any adverse effect on LMC, Splitco, Holdings or DTV or on the expected benefits of the Merger in any way meaningful to our analysis. We have also assumed, at your direction, that for federal income tax purposes, the Split-Off will qualify as a tax-free distribution and the Merger will be treated as a tax-free reorganization. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of LMC, Splitco, Holdings or DTV or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

        Our opinion does not address the underlying business decision of LMC or Splitco to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to LMC or Splitco. This opinion addresses only the fairness from a financial point of view to those holders (other than the Malone Persons and their respective affiliates) of Liberty Entertainment Shares, who receive shares of Splitco Common Stock as a result of the Redemption, taken in the aggregate, of the Splitco Exchange Ratio pursuant to the Merger Agreement as of the date hereof and we express no opinion as to the allocation of the aggregate consideration in the Merger among the holders of the two classes of Splitco Common Stock. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of LMC, Splitco, Holdings or DTV; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of LMC, Splitco, Holdings or DTV, or class of such persons in connection with the Merger, whether relative to the Splitco Exchange Ratio pursuant to the Merger Agreement or otherwise. In addition, we do not express any view on, and our opinion does not address any aspect of the Restructuring, the Split-Off, the Malone Exchange, the DTV Exchange, agreements ancillary to the Merger, any provisions in the Merger Agreement for the adjustment of the Splitco Exchange Ratio based on the options or stock appreciation rights of either LMC or Splitco, or any provisions in the Merger Agreement relating to the Credit Agreement, dated as of April 9, 2008, by and between Greenlady II, LLC and Bank of America or any equity collars or other arrangements or obligations in connection therewith.

        We are not expressing any opinion as to the prices at which the Liberty Entertainment Shares or the shares of Splitco Common Stock, Holdings Common Stock or DTV Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of LMC in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of Liberty Entertainment Shares should vote with respect to the Split-Off, the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Splitco Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to those holders (other than the Malone Persons and their respective affiliates) of Liberty Entertainment Shares who receive shares of Splitco Common Stock as a result of the Redemption, taken in the aggregate.

Very truly yours,
/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

LOGO	VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
LIBERTY MEDIA CORPORATION C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735
ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by LIBERTY MEDIA CORPORATION in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to LIBERTY MEDIA CORPORATION, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LIBERTY MEDIA CORPORATION

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" ITEMS 1, 2.a, 2.b, 2.c AND 3.
Vote on Proposals		For	Against	Abstain
1.
	A redemption proposal to redeem a portion of the outstanding shares of Series A Liberty Entertainment common stock and Series B Liberty Entertainment common stock for all of the outstanding shares of Liberty Entertainment, Inc. (LEI) (the Split-Off).	☐	☐	☐
2.	Three, related transaction proposals:
a.
	A minority redemption proposal to approve (i) the Split-Off and (ii) the transactions contemplated thereby (including the transactions contemplated by a reorganization agreement to be entered into between Liberty Media and LEI).	☐	☐	☐
b.
	A merger proposal to approve (i) the Agreement and Plan of Merger, dated as of May 3, 2009, and as amended on July 29, 2009, by and among Liberty Media, LEI, DIRECTV and the other parties named therein and (ii) the transactions contemplated thereby (including the merger of a wholly owned subsidiary of Holdings with and into LEI).	☐	☐	☐
c.
	A contribution proposal to approve (i) the Voting and Right of First Refusal Agreement, dated as of May 3, 2009, and as amended on July 29, 2009, by and among Liberty Media, LEI, DIRECTV, John C. Malone, Leslie Malone and certain trusts in favor of their children, and (ii) the transactions contemplated thereby.	☐	☐	☐
3.
	An adjournment proposal to authorize the adjournment of the special meeting by Liberty Media Corporation to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the special meeting to approve the transaction proposal.	☐	☐	☐
The transactions contemplated by the proposals 2.b and 2.c are referred to collectively as the DTV Business Combination.

Each of the minority redemption proposal, the merger proposal and the contribution proposal is dependent on the other, and the DTV Business Combination will not be implemented unless they are all approved at the special meeting. The Split-Off is conditioned on the receipt of the requisite approval of the redemption proposal but not on the receipt of the requisite approval of the transaction proposals, including the minority redemption proposal. The DTV Business Combination is conditioned on the receipt of the requisite approval of each of the transaction proposals and the completion of the Split-Off.

While the approval of the transaction proposals is not required by either the terms of Liberty Media's charter or by Delaware law, Liberty Media is seeking such approval by the disinterested holders of Liberty Entertainment common stock as a ratification of the transactions contemplated by the transaction proposals.

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder(s). If no direction is made, this proxy will be voted FOR items 1, 2.a, 2.b, 2.c and 3.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐
Please indicate if you plan to attend this meeting.		☐ Yes	☐ No
Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.
Signature	Date			Signature (Joint Owners)	Date

LIBERTY MEDIA CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

SPECIAL MEETING OF STOCKHOLDERS OF LIBERTY ENTERTAINMENT COMMON STOCK
[                       ], 2009

        The undersigned hereby appoint(s) Charles Y. Tanabe and Christopher W. Shean, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Series A Liberty Entertainment common stock or Series B Liberty Entertainment common stock held by the undersigned at the special meeting of holders of Liberty Entertainment common stock to be held at [                  ], Mountain Daylight Time on [                       ], at the (Location), and any adjournment or postponement thereof, with all the powers the undersigned would possess if present in person. All previous proxies given with respect to the meeting are revoked.

        THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE